As confidentially submitted to the Securities and Exchange Commission on 16 August 2016 as Amendment No. 4 to the confidential submission originally submitted on 7 March 2016. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEWBELCO SA/NV

(Exact Name of Registrant as Specified in Its Charter)

Belgium	2082	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Rue Royale 97, 4th Floor

1000 Brussels, Belgium

+32 (0) 2 209 2200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 302-738-6680

(Name, Address and Telephone Number of Agent for Service)

With copies to:

George H. White

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN, United Kingdom

Tel. No: +44-20-7959-8900

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the Transaction described in the enclosed prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer	☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to Be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary shares of Newbelco without nominal value(1)	227,681,654(2)	N/A	$●(3)(4)	$●

(1)	A portion of the ordinary shares without nominal value of Newbelco SA/NV (“Newbelco”), which is expected to be renamed on or prior to the completion of the Transaction described herein, registered hereby may be represented by American Depositary Shares (“Newbelco ADSs”), each of which represents one Newbelco ordinary share and may be evidenced by American Depositary Receipts (“ADRs”), which have been or will be registered under a separate registration statement on Form F-6.
(2)	This registration statement covers the maximum number of Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs) that may be issued as part of the proposed Transaction described herein to (i) U.S. residents who are holders of the outstanding ordinary shares without nominal value of Anheuser-Busch InBev SA/NV (“AB InBev”), a public limited liability company (société anonyme/naamloze vennootschap) incorporated under the laws of Belgium and (ii) holders of AB InBev ordinary shares in the form of American Depositary Shares of AB InBev (“AB InBev ADSs”), which may be evidenced by ADRs, in each case based on the exchange ratio of one Newbelco ordinary share to be issued for each and every AB InBev ordinary share. The Newbelco ordinary shares to be issued in connection with the proposed Transaction outside the United States to non-U.S. persons are not registered under this registration statement.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and (h) under the Securities Act of 1933, as amended (the “Securities Act”), as the weighted average price per share calculated based on (a) $●, which is the average of the high and low prices of the AB InBev ordinary shares as reported on Euronext Brussels on ● 2016, and converted at the exchange rate of €1.00 = $●, as reported by Bloomberg at 5:00 p.m. New York City time on ● 2016 and (b) $●, which is the average of the high and low prices of the AB InBev ADSs as reported on the New York Stock Exchange on ● 2016.
(4)	In accordance with Rules 457(c) and (f)(1) under the Securities Act, the proposed maximum aggregate offering price has been calculated as the product of (a) the maximum number of Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs) expected to be issued to U.S. holders of AB InBev ordinary shares (110,872,682 Newbelco ordinary shares) and holders of AB InBev ADSs (116,808,972 Newbelco ADSs) as part of the proposed Transaction and (b) the proposed maximum offering price per ordinary share and/or ADS, respectively.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Newbelco may not complete the Transaction and issue its securities referred to below until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and Newbelco is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated ● 2016.

Newbelco SA/NV

Merger of Anheuser-Busch InBev SA/NV into Newbelco SA/NV

This prospectus relates to the ordinary shares without nominal value of Newbelco SA/NV (“Newbelco”), a newly organized Belgian public limited liability company (société anonyme/naamloze vennootschap), to be issued by Newbelco in connection with the proposed business combination between Anheuser-Busch InBev SA/NV (“AB InBev”) and SABMiller plc (“SABMiller”). As described in (i) the joint announcement by AB InBev and SABMiller on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “November Rule 2.7 Announcement”) detailing the terms and conditions of the proposed business combination between AB InBev and SABMiller (the “Transaction”) and (ii) the announcement by AB InBev on 26 July 2016 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “July Rule 2.7 Announcement”), the Transaction will be implemented through a series of steps in multiple jurisdictions (the “Proposed Structure”). During the final step of the Proposed Structure, AB InBev will merge into Newbelco, which was formed for the purpose of effecting the Transaction and will become the ultimate holding company for the combined group following the Transaction (the “Combined Group”), through a merger by absorption of AB InBev under the Belgian Law of 7 May 1999, setting out the Companies Code (the “Belgian Merger”). Following the Belgian Merger, AB InBev shareholders will become shareholders in Newbelco and Newbelco will be the surviving entity and holding company for the Combined Group.

Pursuant to the Belgian Merger:

•	AB InBev shareholders will receive one Newbelco ordinary share without nominal value for each AB InBev ordinary share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev ordinary shares for Newbelco ordinary shares, the American Depositary Shares each representing one AB InBev ordinary share (each, an “AB InBev ADS”) will instead each represent one Newbelco ordinary share, thereby becoming “Newbelco ADSs”.

In connection with the Transaction, AB InBev will convene an extraordinary general meeting of AB InBev shareholders (the “AB InBev General Meeting”), currently scheduled to be held on 28 September 2016 at 9:00 a.m. Brussels time at the Diamant Center Brussels, Boulevard A. Reyers 80, 1030 Brussels, Belgium.

Based on the number of AB InBev ordinary shares (including AB InBev ordinary shares that are represented by AB InBev ADSs) in issue as of 30 June 2016 and assuming the Partial Share Alternative (as defined below) available to SABMiller shareholders is elected only by Altria Group, Inc. (“Altria”) and BEVCO Ltd. (“BEVCO”), SABMiller’s largest shareholders, Newbelco will issue 2,010,241,851 new shares without nominal value (including 316,999,695 Restricted Shares resulting from the reclassification and consolidation of Initial Shares, each as defined below), of which 227,681,654 ordinary shares (including ordinary shares represented by American Depositary Shares), or 11.3%, have been registered pursuant to the registration statement of which this prospectus forms a part, as they will be issued in respect of AB InBev ordinary shares underlying AB InBev ADSs or held directly by U.S. residents, in each case as of that date.

The AB InBev ordinary shares are listed on Euronext Brussels, with secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange, and AB InBev ADSs are also listed and trade on the New York Stock Exchange (“NYSE”). Both AB InBev and Newbelco are foreign private issuers under U.S. securities laws. Application has been made for the admission of the Newbelco ordinary shares to listing and trading on Euronext Brussels. Newbelco will also apply for secondary listings of the Newbelco ordinary shares on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. In addition, Newbelco will apply for the listing of the Newbelco ADSs on the NYSE.

This prospectus has been prepared for holders of AB InBev ordinary shares who are residents of the United States or who are U.S. persons and for holders of AB InBev ADSs to provide information about the Transaction and the securities to be offered pursuant thereto. This prospectus incorporates by reference important business and financial information about AB InBev that is contained in its filings with the Securities and Exchange Commission (the “SEC”) but which is not included in, or delivered with, this prospectus. This information is available on the SEC’s website at www.sec.gov and from other sources. For more information about how to obtain copies of these documents, see the “Where You Can Find More Information” section of this prospectus. AB InBev will also make copies of this information available to you, at no cost, upon written or oral request. You should direct your requests to Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium (telephone: +32 (0)1 627 6111). In order to receive timely delivery of these documents, holders of AB InBev ADSs must make such a request no later than five U.S. business days before the AB InBev General Meeting. The AB InBev General Meeting is currently scheduled for 28 September 2016 but the actual date may be different.

You should read this prospectus carefully. In particular, please read the section entitled “Risk Factors” beginning on page 44 for a discussion of risks that you should consider when evaluating the Transaction.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

IF YOU HOLD ORDINARY SHARES OF AB INBEV YOU ARE ENTITLED TO VOTE OR OTHERWISE HAVE A SAY ON THE TRANSACTION. WHILE WE HAVE DESCRIBED IN THIS PROSPECTUS THE GENERAL PROCEDURES FOR VOTING YOUR AB INBEV ORDINARY SHARES, YOU SHOULD CONSULT YOUR BELGIAN COUNSEL ON HOW TO COMPLY WITH THOSE PROCEDURES, AND WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US ONE. IF YOU ARE A HOLDER OF AB INBEV ADSs, YOU WILL RECEIVE INSTRUCTIONS FROM THE DEPOSITARY FOR THE AB INBEV ADS PROGRAM ON HOW TO SUBMIT VOTING INSTRUCTIONS FOR YOUR SECURITIES.

This prospectus is dated                      2016 and is expected to be first made available to holders of AB InBev ordinary shares and AB InBev ADSs on or about that date.

i

ii

iii

We have filed with the SEC a registration statement on Form F-4 with respect to the ordinary shares (including ordinary shares to be represented by American Depositary Shares) Newbelco is issuing pursuant to the Transaction. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities described in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements made in this prospectus about certain contracts or other documents are not necessarily complete. When those statements are made, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules thereto, is on file at the office of the SEC and may be inspected without charge. Our SEC filings are also available to the public at the SEC website at www.sec.gov.

You may also obtain this information free of charge by written or oral request. You should direct your requests to Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium (telephone: +32 (0)1 627 6111). In order to receive timely delivery of these documents, holders of AB InBev ADSs must make such a request no later than five U.S. business days before the AB InBev General Meeting. The AB InBev General Meeting is currently scheduled for 28 September 2016 but the actual date may be different.

You should rely only on the information contained in this prospectus. Neither AB InBev nor Newbelco has authorized any person to provide you with any information or to make any representations in connection with the Transaction, other than the information contained in this prospectus. If any person provides you with other information or makes a representation in connection with the Transaction, that information or representation must not be relied on as having been authorized by us.

This prospectus does not constitute an offer to any person in any jurisdiction in which an offer is unlawful. Offers are not being made to holders of AB InBev ordinary shares and/or AB InBev ADSs in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. However, Newbelco may, in its sole discretion, take any action it may deem necessary to make offers in any such jurisdiction and extend those offers to holders of AB InBev ordinary shares and/or AB InBev ADSs in any jurisdiction. In any jurisdiction where the securities, blue sky or other laws require that offers be made by a licensed broker or dealer, offers to holders of AB InBev ordinary shares and/or AB InBev ADSs will be deemed to be made on Newbelco’s behalf by one or more registered brokers or dealers licensed under the laws of the relevant jurisdiction.

The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. The delivery of this prospectus will not, under any circumstance, create an implication that the affairs of AB InBev, SABMiller or Newbelco have not changed since the date as of which information is furnished or since the date of this prospectus.

We are not incorporating the contents of the websites of AB InBev, SABMiller, the SEC or of any other entity into this document. References to websites are made in this document for your convenience only to provide you with information on how you can obtain at those websites copies of the documents that are included as exhibits to the registration statement of which this prospectus forms a part.

NOTE ON PRESENTATION

Unless otherwise indicated or the context requires, all references in this prospectus to:

•	“AB InBev” refer to Anheuser-Busch InBev SA/NV, a public limited liability company (société anonyme/naamloze vennootschap) organized under the laws of Belgium.

•	“AB InBev Group” refer to Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV.

•	“Combined Group” refer to the combined group following the Transaction, comprising the AB InBev Group, the SABMiller Group and Newbelco.

•	“Co-operation Agreement” refer to the Co-operation Agreement, dated 11 November 2015, between AB InBev and SABMiller, a copy of which is incorporated by reference as Exhibit 2.1 to the registration statement of which this prospectus forms a part.

•	“IFRS” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board.

•	“Newbelco” refer to Newbelco SA/NV, a public limited liability company (société anonyme/naamloze vennootschap) organized under the laws of Belgium. In certain agreements, press releases and other documents entered into or disclosed prior to the date of this prospectus, certain of which are incorporated by reference as exhibits hereto, Newbelco was referred to by its indicative name, “Newco”. Newbelco is expected to be renamed on or prior to the completion of the Transaction (as defined below) described herein.

•	“our” or “we” refer to Newbelco or the Combined Group as the context requires.

•	“Proposed Structure” refer to the proposed structure of the Transaction, as set out in “The Transaction” in this prospectus.

•	“SABMiller” refer to SABMiller plc, a public limited company incorporated under the laws of England and Wales.

•	“SABMiller Group” refer to SABMiller plc and the group of companies owned and/or controlled by SABMiller plc.

•	“Transaction” refer to the proposed business combination between AB InBev and SABMiller, to be implemented through the Proposed Structure.

In addition, all references to “USD”, “dollars”, “U.S. dollars”, “$” and “cents” are to the lawful currency of the United States. All references to “pounds sterling”, “sterling”, “GBP” and “£” are to the lawful currency of the United Kingdom. All references to “Argentine pesos” are to the lawful currency of Argentina. All references to “Colombian pesos” are to the lawful currency of Colombia. All references to “Mexican pesos” are to the lawful currency of Mexico. All references to “South African rand” and “ZAR” are to the lawful currency of the Republic of South Africa. All references to “Peruvian nuevos soles” are to the lawful currency of Peru. All references to “euro”, “€” and “EUR” are to the common currency of the European Union. All references to “Australian dollars” and “AUD” are to the lawful currency of the Commonwealth of Australia. All references to “Canadian dollars” are to the lawful currency of Canada. All references to “Russian rubles” and “RUB” are to the lawful currency of the Russian Federation. All references to “Ukrainian hryvnia” and “UAH” are to the lawful currency of the Ukraine. References to “GAAP” mean generally accepted accounting principles.

Presentation of SABMiller Financial Information

The financial information relating to the SABMiller Group contained in this prospectus has been derived from its audited consolidated financial statements as at 31 March 2016 and 2015 and for the years ended 31 March 2016, 2015 and 2014 (the “SABMiller Financial Information”) included elsewhere in this prospectus. The SABMiller Financial Information was prepared in accordance with IFRS.

The reporting currency of the SABMiller Group is U.S. dollars.

Non-GAAP Financial Measures

This prospectus contains information in relation to SABMiller Group Net Producer Revenue (“SABMiller Group NPR”) (on an SABMiller Group-wide basis and in relation to the SABMiller Group’s segments), adjusted EBITA (“EBITA”) (on an SABMiller Group-wide basis and in relation to the SABMiller Group’s segments) and net debt. SABMiller Group NPR comprises revenue together with the SABMiller Group’s share of revenue from associates and joint ventures less excise duties and other similar taxes, together with the SABMiller Group’s share of excise duties and other similar taxes from associates and joint ventures. EBITA, as defined, comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. Net debt comprises gross debt (including borrowings, financing derivative financial instruments, overdrafts and finance leases) net of cash and cash equivalents (excluding overdrafts).

SABMiller Group NPR and EBITA, as defined, are non-GAAP financial measures, which SABMiller has historically used to evaluate performance and allocate resources between segments by SABMiller’s executive directors, being the chief operating decision makers. The segmental disclosures accord with the manner in which the SABMiller Group is managed. Segmental performance is reported after the specific apportionment of attributable head office service costs. Certain of these measures are commonly reported and widely used by investors in comparing performances with regard to amortization and certain other items, which can vary significantly depending upon accounting methods, interest expense or taxation, or non-operating factors. SABMiller Group NPR and EBITA, as defined, have been disclosed in this prospectus to permit a more complete and comprehensive analysis of the SABMiller Group’s operating performance. Net debt is also a non-GAAP financial measure, which SABMiller has historically used to evaluate its liquidity position and its progress towards deleveraging.

SABMiller Group NPR, EBITA, as defined, and net debt are not measurements of performance or financial position under IFRS. They should not be considered as an alternative to (a) revenue (as determined in accordance with GAAP), (b) operating profit (as determined in accordance with GAAP), or as a measure of the SABMiller Group’s operating performance, (c) cash flows from operating activities (as determined in accordance with GAAP), or as a measure of the SABMiller Group’s ability to meet cash needs, or (d) any other measures of performance or financial position under GAAP. SABMiller Group NPR, EBITA, as defined, and net debt may not be indicative of the SABMiller Group’s historical operating results or financial position, nor are they meant to be projections or forecasts of future results or financial position. In addition, because companies do not calculate these financial measures identically, the SABMiller Group’s presentation of these measures may not be comparable to similarly titled measures.

For a reconciliation of SABMiller Group NPR to revenue and a reconciliation of EBITA, as defined, to operating profit on an SABMiller Group-wide basis, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Results of Operations”. For a reconciliation of SABMiller Group NPR to revenue and a reconciliation of EBITA, as defined, to operating profit on a segmental basis, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Segmental Analysis”. For a reconciliation of net debt to interest bearing loans and borrowings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Liquidity and Capital Resources—Net Debt and Equity”. You should review such reconciliations and not rely on any single financial measure to evaluate the SABMiller Group’s business.

Volume Measurements

Unless otherwise stated, volume measurements as used in this prospectus in relation to SABMiller are stated in hectoliters (“hl”). References to the SABMiller Group’s lager, soft drinks and other alcoholic beverages volumes include 100% of the volumes of all consolidated subsidiaries and the SABMiller Group’s share of volumes of all associated undertakings and joint ventures.

Presentation of AB InBev Financial Information

AB InBev has prepared its audited consolidated financial statements as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 and its unaudited condensed consolidated interim financial statements as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015 in accordance with IFRS, and in conformity with International Financial Reporting Standards as adopted by the European Union. Unless otherwise specified, the AB InBev financial information and analysis presented elsewhere in, or incorporated by reference into, this prospectus is based on such consolidated financial statements. Unless otherwise specified, all AB InBev financial information included or incorporated by reference in this prospectus has been stated in U.S. dollars.

Volume Measurements

Unless otherwise specified, volumes, as used in this prospectus in relation to AB InBev, include beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, AB InBev’s volumes include not only brands that it owns or licenses, but also third-party brands that it brews or otherwise produces as a subcontractor, and third-party products that it sells through its distribution network, particularly in Western Europe. AB InBev’s volume figures in this prospectus reflect 100% of the volumes of entities that it fully consolidates in its financial reporting and a proportionate share of the volumes of entities that it proportionately consolidates in its financial reporting, but do not include volumes of its associates or non-consolidated entities.

Rounding

Certain monetary amounts and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

MARKET AND INDUSTRY INFORMATION

SABMiller

Certain information in this prospectus relating to the SABMiller Group has been extracted from third-party sources. Such information has been accurately reproduced and no facts have been omitted which would render the reproduced information inaccurate or misleading.

The information includes statements contained in this prospectus relating to the market positions and market shares of the SABMiller Group and other companies in individual markets and the respective consumption figures and rates of growth in those markets. Unless otherwise stated, these statements are SABMiller management estimates, based, where available, on the most recent available beer industry reports relevant to those markets published on a worldwide or country basis. Other sources of information include IRi-Aztec (Australia) Pty Ltd (for Australia), Canadean Limited (for China, India, South Africa and Russia), the Czech Beer and Malt Association (for the Czech Republic), Nielsen Consumer (for Colombia, El Salvador, Honduras, Panama, Poland, Romania, South Africa, the Netherlands, Turkey, Kazakhstan and Pakistan), CCR Audit (for Peru), Frontline Market Research (for Tanzania, Mozambique, Uganda, Zambia, Botswana, Swaziland and Zimbabwe), the Central Statistical Office of Poland (for Poland), Ipsos Retail Performance (for Azerbaijan, Kyrgyzstan and Turkmenistan), Mardis Cia. Ltda (for Ecuador), the National Bureau of Statistics of China (for China), Retail Zoom (for Iraq) and SymphonyIRI Group (for Italy).

AB InBev

Market information (including market share, market position and industry data for the AB InBev Group’s operating activities and those of its subsidiaries or of companies acquired by it) or other statements presented in this prospectus regarding the AB InBev Group’s position (or that of companies acquired by it) relative to its competitors largely reflect the best estimates of AB InBev’s management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which the AB InBev Group operates and, in some cases, upon published statistical data or information from independent third parties.

Except as otherwise stated, the AB InBev Group’s market share data, as well as its management’s assessment of its comparative competitive position, has been derived by comparing the AB InBev Group’s sales figures for the relevant period to its management’s estimates of its competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which the AB InBev Group sells its products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as internal estimations based on data from the Beer Institute and IRI (for the United States), the Brewers Association of Canada (for Canada), CIES (for Bolivia), AC Nielsen (for Argentina, Brazil, Chile, Dominican Republic, Guatemala, Paraguay, Russia, Ukraine and Uruguay), Cámara Nacional de la Industria de la Cerveca y de la Malta (for Mexico), Belgian Brewers Association (for Belgium), German Brewers Association (for Germany), Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France and IRI (for France), Plato Logic Limited (for Italy), the Korean International Trade Association (for South Korea) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

There are statements in this prospectus, such as statements that include the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “anticipate”, “estimate”, “project”, “may”, “might”, “could”, “believe”, “expect”, “plan”, “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Risk Factors” for further discussion of risks and uncertainties that could impact the businesses of the AB InBev Group and the Combined Group.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this prospectus that are not historical; and

•	our success in managing the risks involved in the foregoing.

The forward-looking statements contained in this prospectus, including in documents that are filed with the SEC and incorporated by reference herein, include statements relating to the Transaction, the Transaction-related Divestitures described herein and the financing of the Transaction, including the expected effects of the Transaction on the AB InBev Group and/or the SABMiller Group and the expected timing of the Transaction. These forward-looking statements may include statements relating to: the expected characteristics of the Combined Group; expected ownership of Newbelco by AB InBev shareholders and SABMiller shareholders; expected customer reach of the Combined Group; the expected benefits of the proposed Transaction; and the financing of the Transaction and the Combined Group.

All statements regarding the Transaction, the Transaction-related Divestitures described herein and the financing of the Transaction other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of management, are subject to numerous risks and uncertainties about the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group and are dependent on many factors, some of which are outside of our and their control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the Transaction; the ability to realize the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; any failure to complete the Transaction or any disruption to the businesses of AB InBev and SABMiller resulting from management’s focus on the Transaction; the ability to obtain the regulatory approvals related to the Transaction, the ability to satisfy any conditions required to obtain such approvals and the impact of any conditions imposed by various regulatory authorities on the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and resulting from the AB InBev Group’s increased level of debt; any change of control or restriction on merger provisions in agreements to which AB InBev or SABMiller or their respective subsidiaries, associates and/or joint ventures is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer markets, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations to which it is subject and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations and the success of the AB InBev Group, Newbelco and/or the Combined Group in managing the risks involved in the foregoing.

Statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this prospectus are further qualified by the risk factors disclosed in “Risk Factors” that could cause actual results to differ materially from those in the forward-looking statements. Subject to their obligations under applicable law in relation to disclosure and ongoing information, Newbelco, AB InBev and SABMiller disclaim any intent or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE EXTRAORDINARY GENERAL MEETING OF AB INBEV SHAREHOLDERS

WE ARE NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY

The following questions and answers are intended to address briefly some commonly asked questions regarding the Transaction and the extraordinary general meeting of AB InBev shareholders. These questions and answers only highlight some of the information contained in this prospectus. They may not contain all the information that is important to you. You should read carefully this entire prospectus, including the exhibits and the documents incorporated by reference into this prospectus, to understand fully the proposed Transaction and the voting procedures for the extraordinary general meeting of AB InBev shareholders. See “Where You Can Find More Information” beginning on page 306 of this prospectus.

If you are in any doubt about the Transaction described herein, you should consult an independent financial advisor.

What is the Transaction?

•	In a joint announcement on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “November Rule 2.7 Announcement”), AB InBev’s board and the board of SABMiller announced that they had reached agreement on the terms of the recommended business combination between AB InBev and SABMiller and in an announcement on 26 July 2016 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “July Rule 2.7 Announcement”), AB InBev announced revised and final terms for the Transaction. The Transaction will be implemented through the Proposed Structure, which involves three principal steps as follows:

•	first, the acquisition of SABMiller by Newbelco through a UK law court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller under Part 26 of the UK Companies Act 2006, pursuant to which such shareholders of SABMiller will receive 100 ordinary shares in Newbelco (“Initial Shares”) in consideration for each SABMiller ordinary share (including each SABMiller ordinary share represented by an American Depositary Share (an “SABMiller ADS”)) they hold (with or subject to any modification, addition or condition approved or imposed by the High Court of Justice in England and Wales, the “UK Scheme”);

•	second, a voluntary cash takeover offer made by AB InBev pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids for all of the Initial Shares of Newbelco to be issued to the SABMiller shareholders pursuant to the UK Scheme (the “Belgian Offer”); and

•	third, following closing of the Belgian Offer, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Law of 7 May 1999, setting out the Companies Code (as amended from time to time, the “Belgian Companies Code”), pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the Combined Group (the “Belgian Merger”).

Why am I receiving this prospectus?

•	Newbelco is required by the Securities Act of 1933, as amended (the “Securities Act”) to deliver this prospectus to all holders of AB InBev ordinary shares who are residents of the United States or who are U.S. persons and all holders of American Depositary Shares representing AB InBev ordinary shares (each, an “AB InBev ADS”), which may be evidenced by American Depositary Receipts (“ADRs”), because, upon the Belgian Merger becoming effective:

•	AB InBev shareholders will receive one Newbelco ordinary share without nominal value for each AB InBev ordinary share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev ordinary shares for Newbelco ordinary shares, the AB InBev ADSs will instead each represent one Newbelco ordinary share, thereby becoming “Newbelco ADSs”.

•	If you hold any AB InBev ordinary shares and/or AB InBev ADSs, you are receiving this prospectus because Newbelco may be deemed to be offering you securities (i.e., the Newbelco ordinary shares and Newbelco ADSs) for purposes of the Securities Act.

•	In addition, you are being asked to vote on the steps of the Transaction requiring shareholder approval at an extraordinary general meeting of the AB InBev shareholders to be convened in connection with the Transaction (the “AB InBev General Meeting”), which is currently scheduled for 28 September 2016. You are receiving this prospectus to provide you with information about the Transaction and the matters that will be considered at the AB InBev General Meeting in connection with the Transaction, as well as with instructions on how you may exercise your voting and other shareholder rights relating to the Transaction and the AB InBev General Meeting.

What will I receive if the Belgian Merger is completed?

•	Upon the Belgian Merger becoming effective:

•	your existing AB InBev ordinary shares will be extinguished and you will receive one Newbelco ordinary share without nominal value for every AB InBev ordinary share you hold on the record date for the Belgian Merger, and

•	Newbelco ordinary shares will be deposited with the depositary for the AB InBev ADS program, such that each AB InBev ADS, which currently represents one AB InBev ordinary share, will represent one Newbelco ordinary share and will therefore become a Newbelco ADS.

When is the record date and time for the Belgian Merger?

•	The record date and time for the Belgian Merger is currently expected to be 6:00 p.m. Brussels time on 10 October 2016.

What actions will shareholders of AB InBev be asked to approve in connection with the Transaction?

•	In connection with the Transaction, AB InBev will convene the AB InBev General Meeting for the purpose of considering and, if thought fit, approving any resolutions to be taken as are necessary or useful to approve, implement and effect: (i) the Belgian Offer; (ii) the Belgian Merger and (iii) any other step of the Transaction requiring AB InBev shareholder approval (the “AB InBev Resolutions”).

Does AB InBev’s board of directors recommend voting in favor of the AB InBev Resolutions?

•	Yes. On 2016, AB InBev’s board of directors unanimously and unconditionally recommended that you vote in favor of the Transaction, including the Belgian Offer, the Belgian Merger and each of the transactions related thereto.

What vote is needed to approve the AB InBev Resolutions?

•	Approval of the acquisition of the Initial Shares of Newbelco pursuant to the Belgian Offer requires an affirmative vote of the holders of at least 75% of the outstanding share capital of AB InBev attending or represented at the AB InBev General Meeting. There is no quorum requirement to pass this resolution.

•

Approval of the Belgian Merger requires an affirmative vote of at least 75% of the votes cast at the AB InBev General Meeting; provided, however, that a quorum of holders of at least 50% of the outstanding share capital of AB InBev is present or represented at the meeting. If there is no quorum, a second extraordinary general meeting may be convened. At the second meeting, the quorum requirement will not apply, but the approval of the Belgian Merger will still require approval by 75% of the votes cast at that meeting.

•	AB InBev and SABMiller have received irrevocable undertakings from Stichting Anheuser-Busch InBev, EPS Participations S.à R.L. (“EPS Participations”) and BRC S.à R.L. (“BRC”) to vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, which remain binding except in a limited number of circumstances as described in further detail elsewhere in this prospectus. These three shareholders and certain other entities acting in concert with them (as described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) held, in aggregate, 52.72% of AB InBev’s voting rights as of 30 June 2016.

What is the record date for the AB InBev General Meeting?

•	In accordance with Article 25 of the AB InBev articles of association, only holders of AB InBev ordinary shares who are registered either on AB InBev’s register of registered shareholders or, for holders of dematerialized shares, through book-entry in the accounts of an authorized account holder or clearing organization at midnight Brussels time on the 14th calendar day preceding the date of the AB InBev General Meeting shall be entitled to participate in the AB InBev General Meeting. The record date and time for the AB InBev General Meeting is currently expected to be midnight Brussels time on 14 September 2016.

Where and when is the AB InBev General Meeting?

•	AB InBev intends to hold the AB InBev General Meeting at 9:00 a.m. Brussels time on 28 September 2016, at the Diamant Center Brussels, Boulevard A. Reyers 80, 1030 Brussels, Belgium.

May I attend the AB InBev General Meeting?

•	If you are a holder of AB InBev ordinary shares at the record date and time for the AB InBev General Meeting (i.e., at midnight Brussels time on 14 September 2016), yes, you may attend the AB InBev General Meeting, provided that you comply with the formalities of admission set out in Article 25 of the AB InBev articles of association, which includes sending to AB InBev (or a person designated by AB InBev), on or before the sixth calendar day preceding the date of the AB InBev General Meeting:

•	a notification of your intention to participate in the AB InBev General Meeting and the number of ordinary shares you intend to vote;

•	if your ordinary shares are in dematerialized form, an original certificate issued by an authorized account holder or a clearing organization certifying the number of ordinary shares you owned on the record date for the AB InBev General Meeting; and

•	if you wish to attend the AB InBev General Meeting by proxy, an executed proxy form.

•	If you are a holder of AB InBev ADSs, no, you may not attend the AB InBev General Meeting unless, prior to the record date for the AB InBev General Meeting, you have surrendered your AB InBev ADSs at the depositary’s corporate trust office in exchange for the AB InBev ordinary shares underlying your AB InBev ADSs in accordance with the procedures of the depositary and you have complied with the formalities of admission set out in Article 25 of the AB InBev articles of association.

•	If you attend the AB InBev General Meeting in person, you must be able to provide evidence of your identity in order to be granted access to the AB InBev General Meeting. Representatives of legal entities must also provide evidence establishing their capacity as corporate representative or attorneys-in-fact.

Do I have to attend the AB InBev General Meeting in person to vote?

•	No. A holder of AB InBev ordinary shares may vote on the AB InBev Resolutions either in person, by mail or by means of a proxy in accordance with Belgian law and the AB InBev articles of association. Executed proxy forms or vote by mail forms, as applicable, must reach AB InBev on or before the sixth calendar day preceding the date of the AB InBev General Meeting.

•	A holder of AB InBev ADSs may only vote the AB InBev ordinary shares underlying his or her AB InBev ADSs in accordance with the procedures to be specified by The Bank of New York Mellon, the depositary for the AB InBev ADSs.

•	This prospectus is not a proxy statement and we are not asking you to deliver proxies to AB InBev or Newbelco.

Will The Bank of New York Mellon vote AB InBev ordinary shares underlying AB InBev ADSs at the AB InBev General Meeting?

•	Yes. Subject to certain limitations and applicable law, holders of AB InBev ADSs may instruct The Bank of New York Mellon, as depositary for the AB InBev ADSs, to vote the AB InBev ordinary shares represented by such holders’ AB InBev ADSs at the AB InBev General Meeting. The Bank of New York Mellon will contact holders of AB InBev ADSs with further details as to how such holders may give those instructions.

What is the effect if I do not cast my vote?

•	If a record holder of AB InBev ordinary shares does not cast his or her vote in any permitted fashion, no votes will be cast on behalf of such holder on any of the items on the agenda at the AB InBev General Meeting. If a beneficial (non-record) holder of AB InBev ordinary shares does not instruct his or her broker, depositary or other intermediary on how to vote on any of the proposals at the AB InBev General Meeting in any permitted fashion, no votes will be cast on behalf of such holder with respect to such items on the agenda at the AB InBev General Meeting.

•	If a holder of AB InBev ADSs does not give instructions to the depositary on how to vote on any of the proposals at the AB InBev General Meeting, the number of AB InBev ordinary shares represented by those AB InBev ADSs will not be voted.

What other shareholder approvals are needed?

•	To become effective, the UK Scheme requires the approval of the shareholders of SABMiller (or any class or classes of them) at a meeting convened with the permission of the High Court of Justice in England and Wales. A general meeting of the holders of SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) (the “SABMiller General Meeting”) will also be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the resolution necessary to implement and effect the UK Scheme and to approve the Transaction as a whole, certain changes to SABMiller’s articles of association and certain other related matters (the “SABMiller Resolution”).

•

In addition, a general meeting of the shareholders of Newbelco (the “Newbelco General Meeting”) will be convened for the purpose of considering and, if thought fit, approving, any resolutions as are necessary or useful to approve, implement and effect (i) the capital increase of Newbelco and the issuance of the Initial Shares in connection with the UK Scheme; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco (the form of which is attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part) with effect from closing of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from closing of the Belgian Offer; (v) the cancellation of the Newbelco ordinary shares held by the incorporators of Newbelco and (vi) any other step of the Transaction (the “Newbelco Resolutions”). The resolutions in connection with (i), (ii), (iii) and (v) above require the approval of the Newbelco shareholders by a majority of 75% of the votes cast and the Newbelco shareholders present at the meeting must represent at least 50% of Newbelco’s share capital. At the time that the Newbelco Resolutions are considered, the Newbelco shareholders will be SABMiller International B.V. and Phidias Management S.A., the holders of the Newbelco shares without nominal value issued on 3 March 2016 in connection with Newbelco’s incorporation (the “Incorporation Shares”).

What are the outstanding conditions to the UK Scheme being consummated?

•	The UK Scheme is conditional upon the satisfaction or waiver of a number of conditions, including the receipt of a number of regulatory clearances and approval of the UK Scheme by the requisite number of shareholders of SABMiller, as set forth in Part V (Conditions to and Certain Further Terms of the Transaction) of the document to be dispatched or made available to SABMiller shareholders regarding the UK Scheme (the “UK Scheme Circular”), excerpts of which are attached hereto as Annex A. See also “The Transaction—Conditions to Completion of the Transaction”.

What are the conditions to the Belgian Offer being consummated?

•	The Belgian Offer is conditional upon the UK Scheme becoming effective and upon a number of other conditions, including the passing at the AB InBev General Meeting of the AB InBev Resolutions, as set forth in Part V (Conditions to and Certain Further Terms of the Transaction) of the UK Scheme Circular, excerpts of which are attached hereto as Annex A. See also “The Transaction—Conditions to Completion of the Transaction”.

What are the conditions to the Belgian Merger being consummated?

•	The Belgian Merger is conditional upon the closing of the Belgian Offer in accordance with its terms, the Initial Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of the issuance of the Belgian notarial deed acknowledging completion of the Belgian Merger (or such later date as AB InBev may determine) and a number of other conditions, including the passing at the AB InBev General Meeting of the AB InBev Resolutions and the passing at the Newbelco General Meeting of the Newbelco Resolutions, as set forth in Part V (Conditions to and Certain Further Terms of the Transaction) of the UK Scheme Circular, excerpts of which are attached hereto as Annex A. See also “The Transaction—Conditions to Completion of the Transaction”.

When will the Transaction be consummated?

•	Subject to the satisfaction or waiver of all applicable conditions, the Transaction is currently expected to complete on or around 10 October 2016. However, no assurance can be provided as to when or if the Transaction will complete.

•	The Transaction is conditional upon the UK Scheme becoming effective by no later than 11 May 2017 or such later date as may be agreed in writing by AB InBev and SABMiller and approved by any requisite regulatory authorities.

What percentage of Newbelco will holders of AB InBev ordinary shares and/or AB InBev ADSs own after the Transaction?

•	Under the terms of the Transaction and as described under “The Transaction—Belgian Offer”, each existing shareholder of SABMiller will have the option to elect for:

•	a cash payment in an amount equivalent to GBP 45.00 in respect of each SABMiller ordinary share (including each SABMiller ordinary share represented by an SABMiller ADS) it held (the “Cash Consideration”) (effected through the tender of Initial Shares in the Belgian Offer); or

•	a cash payment in an amount equivalent to GBP 4.6588 in respect of each SABMiller ordinary share it held (effected through the tender of Initial Shares in the Belgian Offer) as well as

0.483969 restricted shares (the “Restricted Shares”) in Newbelco in respect of each SABMiller ordinary share it held (together, the “Partial Share Alternative”), subject to a maximum number of 326,000,000 Restricted Shares being provided to all SABMiller shareholders that elect for the Partial Share Alternative. In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and GBP 3,138,153,064 in cash, then such elections will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the SABMiller shareholders who have made such elections will be deemed to have elected for the Cash Consideration in respect of the balance of the SABMiller ordinary shares held by them.

•	After completion of the Transaction, taking account of the irrevocable undertakings of Altria Group, Inc. (“Altria”) and BEVCO Ltd. (“BEVCO”) to elect for the Partial Share Alternative in respect of their entire beneficial holdings (see “Material Agreements—Shareholder Irrevocable Undertakings”) and assuming no additional AB InBev ordinary shares are issued after the date of this prospectus, former holders of AB InBev ordinary shares and/or AB InBev ADSs are expected to own between 83.14% and 83.53% of the shares with voting rights in the share capital of Newbelco immediately following the Belgian Merger, depending on the number of SABMiller shareholders in addition to Altria and BEVCO that elect for the Partial Share Alternative.

If I hold AB InBev ordinary shares, will I have to pay brokerage commissions?

•	You will not have to pay brokerage commissions if your AB InBev ordinary shares are registered in your name. However, if your securities are held through a bank, broker, depositary or other custodian linked to a stock exchange, you should inquire as to whether any other transaction fee or service charges may be charged by any such person in connection with the Belgian Merger or the Transaction more generally.

If I hold AB InBev ADSs, will I have to pay ADS cancellation or issuance fees?

•	No. If you hold AB InBev ADSs, you will not have to pay fees, because your AB InBev ADSs will automatically become Newbelco ADSs following the Belgian Merger, provided that you do not withdraw the AB InBev ordinary shares underlying the AB InBev ADSs.

What are the benefits of a combination of the AB InBev Group and the SABMiller Group?

•	AB InBev believes there is a compelling rationale for the Transaction, allowing both businesses to significantly accelerate their respective growth strategies and create enhanced value to the benefit of all stakeholders.

•	AB InBev believes that the strategic rationale for combining the two companies includes:

•	the creation of a truly global brewer and one of the world’s leading consumer products companies;

•	the combination of largely complementary geographical footprints and brand portfolios of the AB InBev Group and the SABMiller Group. The Combined Group would have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia and Central and South America;

•	the expected synergies of the Transaction, including AB InBev’s anticipated incremental recurring run rate pre-tax cost synergies of at least USD 1.4 billion per annum expected to be phased in over four years following the Transaction (full details of which are set out in the excerpts of the November Rule 2.7 Announcement attached to this prospectus as Annex C);

•	significant growth opportunities from marketing the Combined Group’s brand portfolio through a largely complementary distribution network, and applying the best practices of both companies across the Combined Group;

•	strong brand building experience and success in developing global brands, national icons and local brands having been critical success factors for both the AB InBev Group and the SABMiller Group;

•	the Transaction brings together two companies with deep roots in some of the most historic beer cultures around the world, with strong heritage, cultures and a shared commitment to quality;

•	the Transaction could build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base; and

•	access to Africa, where the AB InBev Group does not currently have significant operations, as the continent is expected to play a vital role in the future of the Combined Group.

Are there risks associated with the Transaction that I should consider in deciding whether to approve the AB InBev Resolutions?

•	Yes. There are risks related to the Transaction that are discussed in this prospectus. See the section entitled “Risk Factors—Risks Relating to the Transaction”, beginning on page 44 of this prospectus.

What is the market value of my AB InBev ordinary shares and/or AB InBev ADSs as of a recent date?

•	On 2016, the last practicable date before the date of this prospectus, the reported closing price of an AB InBev ordinary share on Euronext Brussels was EUR and the reported closing price of an AB InBev ADS on the New York Stock Exchange was USD .

Do I have any appraisal rights in connection with the Transaction?

•	No. Under Belgian law, holders of AB InBev ordinary shares and/or AB InBev ADSs do not have appraisal or dissenters’ rights with respect to the Transaction.

How and where will the outcome of the Transaction be announced?

•	The UK Scheme becoming effective, the results of the Belgian Offer and the consummation of the Belgian Merger will be announced by AB InBev or Newbelco. Such announcement will be available on www.ab-inbev.com and www.globalbrewer.com. The information on these websites is not a part of this prospectus and is not incorporated by reference herein.

When will I receive my Newbelco ordinary shares or Newbelco ADSs?

•	The Newbelco ordinary shares you are entitled to receive pursuant to the Belgian Merger will be delivered (i) in registered form, if you hold your AB InBev ordinary shares in registered form, or (ii) in dematerialized form, if you hold your AB InBev ordinary shares in dematerialized form; provided, however, that you may notify AB InBev by 2:00 p.m. Brussels time on 7 October 2016 if you wish to receive the Newbelco ordinary shares to which you are entitled in another form.

•	The Newbelco ordinary shares will be issued promptly upon completion of the Belgian Merger by recordation in the share register of Newbelco and will be delivered as follows:

•	the Newbelco ordinary shares to be delivered in registered form will be recorded in the names of such shareholders in the share register of Newbelco immediately following the completion of the Belgian Merger or as soon as practicable thereafter; and

•	the Newbelco ordinary shares to be delivered in dematerialized form will be recorded in the share register of Newbelco in the name of CIK SA/NV (Euroclear Belgium), the Belgian central securities depository, in its capacity as settlement institution; these shares will be delivered in book-entry form free of payment to the securities accounts of such shareholders via Euroclear S.A./N.V. as soon as practicable following completion of the Belgian Merger.

•	If you hold AB InBev ADSs, Newbelco will deposit the Newbelco ordinary shares underlying the Newbelco ADSs with the Newbelco ADS depositary. As a result, each AB InBev ADS you hold will then represent one Newbelco ordinary share and will therefore become a Newbelco ADS.

•	If you hold AB InBev ADSs and any action is required by you to effect the conversion of your AB InBev ADSs into Newbelco ADSs, you will receive separate instructions from the depository for the AB InBev ADS program on how to surrender your AB InBev ADSs in exchange for Newbelco ADSs.

What are the tax consequences of the Belgian Merger as a holder of AB InBev ordinary shares and/or AB InBev ADSs?

•	For information on the material Belgian and U.S. tax consequences of the Belgian Merger, see the “Material Tax Consequences of the Transaction” section of this prospectus. You should consult your own tax advisor on the tax consequences to you of the Belgian Merger.

Whom can I call with questions?

•	If you have more questions about the Transaction, you should contact AB InBev’s information agent, Georgeson LLC, toll-free at +1 (800) 905-7281.

SUMMARY

This summary highlights selected information contained in this prospectus and may not contain all of the information that may be important to you. Accordingly, you should read carefully this entire prospectus, including the exhibits and the documents referred to, or incorporated by reference in, this prospectus. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled “Where You Can Find More Information” beginning on page 306 of this prospectus.

Information about the Companies (Page 167)

Newbelco

Newbelco was formed for the purposes of effecting the Transaction and becoming the holding company for the Combined Group following the completion of the Transaction. In certain agreements, press releases and other documents entered into or disclosed prior to the date of this prospectus, certain of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, Newbelco was referred to by its indicative name, “Newco”.

From the date of its incorporation until the date of this prospectus, Newbelco’s activities have been solely focused on the preparation of the Transaction. Newbelco has not conducted any activities other than those incidental to its formation, the execution of documents in connection with the Transaction, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the Transaction, the preparation and filing of this prospectus and certain other related activities.

Newbelco was incorporated on 3 March 2016 under the laws of Belgium. As of the date of this prospectus, SABMiller owns (through its wholly owned subsidiary, SABMiller International B.V.) 6,149,999 shares of Newbelco without nominal value, issued on 3 March 2016 in connection with Newbelco’s incorporation (“Incorporation Shares”), with Phidias Management S.A., a company appointed to provide various corporate services and a wholly owned subsidiary of Intertrust SA/NV (“Intertrust”), holding the remaining one Incorporation Share. Newbelco is expected to be renamed on or prior to the completion of the Transaction described herein and will cancel all of the Incorporation Shares simultaneously with the capital increase to be made following the completion of the UK Scheme, as described below. It has the legal form of a public limited liability company (société anonyme/naamloze vennootschap). Its registered office is located at Rue Royale/Koningsstraat 97, 4th Floor, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0649.641.563. Upon completion of the Transaction, it is expected that Newbelco’s registered office will be situated at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium, and that its principal place of business will be located at Brouwerijplein 1, 3000 Leuven, Belgium.

AB InBev

The AB InBev Group is the world’s largest brewer by volume and one of the world’s top five consumer products companies. The AB InBev Group’s revenue, EBITDA, as defined, and beverage volumes for the year ended 31 December 2015 were USD 43,604 million, USD 17,057 million and 457 million hl, respectively and for the six months ended 30 June 2016 were USD 20,206 million, USD 7,334 million and 220 million hl, respectively. As of 30 June 2016, the AB InBev Group’s total assets were USD 191,129 million. As a consumer-centric, sales-driven group, the AB InBev Group produces, markets, distributes and sells a strong, balanced portfolio of well over 200 beer and other malt beverage brands. These include global brands Budweiser, Corona (except in the United States) and Stella Artois; multi-country brands such as Beck’s, Leffe and Hoegaarden; and many local brands such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Hasseröder in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China and Cass in South Korea. The AB InBev Group

also produces and distributes soft drinks, particularly in Latin America, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and MixxTail in China, Argentina and other countries. As of 31 December 2015, the AB InBev Group employed more than 150,000 people, with operations in 26 countries around the world.

AB InBev is a publicly traded company, listed on Euronext Brussels, with secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. AB InBev American Depositary Shares (“AB InBev ADSs”) representing rights to receive AB InBev ordinary shares are listed and trade on the New York Stock Exchange (“NYSE”) under the symbol BUD.

AB InBev was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES. It has the legal form of a public limited liability company (société anonyme/naamloze vennootschap). Its registered office is located at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0417.497.106. The AB InBev Group’s global headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium (tel.: +32 16 27 61 11).

SABMiller

SABMiller, together with its subsidiaries, associated companies and joint ventures, is, according to Canadean Limited, one of the world’s largest brewers, occupying a top-two market position by volume in many markets in which it operates. SABMiller Group NPR, EBITA, as defined, and beverage volumes for the year ended 31 March 2016 were USD 24,149 million, USD 5,810 million and 331 million hl, respectively. As at 31 March 2016, the SABMiller Group’s total assets were USD 43,589 million. The SABMiller Group is also one of the largest bottlers and distributors of Coca-Cola products outside the United States of America.

The SABMiller Group is in the beer and soft drinks business with interests across the world, with a balance between fast-growing developing markets and cash-generative developed markets. The SABMiller Group is passionate about brewing and has a long tradition of craftsmanship, making superb beer from high-quality natural ingredients. The SABMiller Group’s local beer experts brew more than 200 beers from which a range of special regional and global brands has been carefully selected and nurtured. The SABMiller Group employs around 70,000 people in more than 80 countries.

SABMiller is a FTSE-10 company in terms of market capitalization and SABMiller ordinary shares are admitted to the premium listing segment of the UK Financial Conduct Authority’s Official List and to trading on the London Stock Exchange. SABMiller has a secondary listing on the Johannesburg Stock Exchange. SABMiller has demonstrated significant growth, with market capitalization growing from USD 5,421 million as at 31 December 2000 to approximately USD 95,058 million as at 31 July 2016.

SABMiller was incorporated as a public limited company in England and Wales under the UK Companies Act 1985 on 17 March 1998. Its registered office is located at SABMiller House, Church Street West, Woking, Surrey, England, GU21 6HS and its registered number is 03528416. Its telephone number is +44 (0) 1483 264000.

The Transaction (Page 90)

In a joint announcement on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “November Rule 2.7 Announcement”), AB InBev’s board and the board of SABMiller announced that they had reached agreement on the terms of the recommended business combination between AB InBev and SABMiller and in an announcement on 26 July 2016 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “July Rule 2.7 Announcement”), AB InBev announced revised and final terms for the Transaction.

The Transaction will be implemented through the Proposed Structure, which involves three principal steps as follows:

•	first, the acquisition of SABMiller by Newbelco through a UK law court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller under Part 26 of the UK Companies Act 2006, pursuant to which such shareholders of SABMiller will receive 100 ordinary shares in Newbelco (“Initial Shares”) in consideration for each SABMiller ordinary share (including each SABMiller ordinary share represented by an American Depositary Share (an “SABMiller ADS”)) they hold (with or subject to any modification, addition or condition approved or imposed by the High Court of Justice in England and Wales, the “UK Scheme”);

•	second, a voluntary cash takeover offer made by AB InBev pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids for all of the Initial Shares of Newbelco to be issued to the SABMiller shareholders pursuant to the UK Scheme (the “Belgian Offer”), pursuant to which:

•	the SABMiller shareholders who validly elect (or are deemed to elect) for the Cash Consideration (as defined below) will tender all their Initial Shares into the Belgian Offer (for an offer price of GBP 0.45 per Initial Share) in order to receive the Cash Consideration; and

•	the SABMiller shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative (as defined below) will tender some of their Initial Shares into the Belgian Offer (for an offer price of GBP 0.45 per Initial Share) in order to receive the cash element of the Partial Share Alternative and will retain the relevant portion of their Initial Shares, which will become restricted shares in Newbelco (“Restricted Shares”) as a result of the subsequent reclassification and consolidation of the Initial Shares after the closing of the Belgian Offer; and

•	third, following closing of the Belgian Offer, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Law of 7 May 1999, setting out the Companies Code (as amended from time to time, the “Belgian Companies Code”), pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the Combined Group (the “Belgian Merger”).

Under the terms of the Transaction and as described below under “—Belgian Offer”, each existing shareholder of SABMiller will have the option to elect for:

•	a cash payment in an amount equivalent to GBP 45.00 in respect of each SABMiller ordinary share (including each SABMiller ordinary share represented by an SABMiller ADS) it held (the “Cash Consideration”) (effected through the tender of Initial Shares in the Belgian Offer); or

•	a cash payment in an amount equivalent to GBP 4.6588 in respect of each SABMiller ordinary share it held (effected through the tender of Initial Shares in the Belgian Offer) as well as 0.483969 Restricted Shares in Newbelco in respect of each SABMiller ordinary share it held (together, the “Partial Share Alternative”), subject to a maximum number of 326,000,000 Restricted Shares being provided to all SABMiller shareholders that elect for the Partial Share Alternative, as described below.

In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and GBP 3,138,153,064 in cash, then such elections will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the SABMiller shareholders who have made such elections will be deemed to have elected for the Cash Consideration in respect of the balance of the SABMiller ordinary shares held by them. On 29 July 2016, SABMiller announced that the SABMiller board of directors intends to recommend unanimously the Cash Consideration and that SABMiller shareholders vote in favor of (i) the UK Scheme at the meeting of SABMiller shareholders convened with the permission of the High Court of Justice in England and Wales in connection with the UK Scheme and (ii) the SABMiller Resolution to be proposed at the SABMiller General Meeting (each as defined below).

The consummation of the Transaction is subject to a number of outstanding conditions, as set forth in Part V (Conditions to and Certain Further Terms of the Transaction) of the document to be dispatched or made available to SABMiller shareholders regarding the UK Scheme (the “UK Scheme Circular”), excerpts of which are attached hereto as Annex A. See also “The Transaction—Conditions to Completion of the Transaction”.

UK Scheme

Once the applicable outstanding conditions have been satisfied or waived, Newbelco will acquire the entire issued and to be issued share capital of SABMiller through a UK law court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006, between SABMiller and the applicable shareholders of SABMiller.

Under the terms of the UK Scheme, each existing shareholder of SABMiller will transfer its SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) to Newbelco, in consideration for which it will receive 100 Initial Shares in Newbelco for each SABMiller ordinary share (including each SABMiller ordinary share represented by an SABMiller ADS) it holds, thereby becoming a Newbelco shareholder. The Initial Shares will be issued to each existing shareholder of SABMiller in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended.

Newbelco’s share capital will be increased in connection with the contribution in kind to Newbelco of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by ADSs).

Under the terms of the UK Scheme, each SABMiller shareholder will (subject to limited exceptions in the case of SABMiller shareholders in restricted overseas jurisdictions) have the opportunity to elect for the Partial Share Alternative or the Cash Consideration by completing a form of election or making an equivalent electronic election. Under the terms of the UK Scheme, SABMiller shareholders will appoint an agent in respect of all of their Initial Shares:

•	if they elect for the Cash Consideration, if they do not validly elect for the Partial Share Alternative, if they do not make a valid election or if they do not make any election at all, to tender all their Initial Shares into the Belgian Offer in exchange for cash consideration of GBP 0.45 per Initial Share; or

•	if they validly elect or are deemed to elect for the Partial Share Alternative, to tender into the Belgian Offer such number of their Initial Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and/or minor adjustments, each as described below) in exchange for cash consideration of GBP 0.45 per Initial Share, with the remaining Initial Shares to be retained by the relevant former SABMiller shareholders (having become Newbelco shareholders as a result of the UK Scheme) and (upon the filing of the relevant notarial deed in Belgium) automatically reclassified and consolidated into Restricted Shares shortly after the closing of the Belgian Offer.

SABMiller shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the reclassification and consolidation of their remaining Initial Shares into Restricted Shares and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Shares.

SABMiller shareholders will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of SABMiller ordinary shares and not part only (or, in the case of nominee shareholders, in respect of the entire holding of SABMiller ordinary shares held on behalf of an underlying shareholder). Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller ordinary shares underlying their SABMiller ADSs from SABMiller’s deposit facility at least five U.S. business days prior to the record time under the UK Scheme and become holders of SABMiller ordinary shares prior to the record time under the UK Scheme and make a valid election for the Partial Share Alternative as described above. SABMiller shareholders who do not make a valid election shall be deemed to have elected for the Cash Consideration in respect of their entire holding of SABMiller ordinary shares and/or SABMiller ADSs and to have appointed the agent to tender all their Initial Shares into the Belgian Offer in exchange for cash consideration of GBP 0.45 per Initial Share. Any election for the Cash Consideration will be invalid if such election is inconsistent with a contractual undertaking to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant SABMiller shareholder will be deemed to have elected for the Partial Share Alternative in respect of the SABMiller ordinary shares required to be elected for the Partial Share Alternative by the terms of such contractual undertaking.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and GBP 3,138,153,064 in cash, which will be available in respect of approximately 40.65% of SABMiller’s issued share capital on a fully diluted basis as of 30 June 2016. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the SABMiller shareholders who have made such elections will be deemed to have elected for the Cash Consideration in respect of the balance of the SABMiller ordinary shares held by them.

The Initial Shares will not be reclassified and consolidated into fractions of Restricted Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Shares rounded down to the nearest whole number of Restricted Shares. As only whole numbers of Initial Shares will be subject to reclassification and consolidation, the number of Initial Shares held by each former SABMiller shareholder electing for the Partial Share Alternative to be reclassified and consolidated into Restricted Shares will be calculated by (i) first multiplying the rounded number of Restricted Shares to which such former SABMiller shareholder is entitled (subject to the scale back described above and the minor adjustments described below) by the consolidation factor of 185.233168056448 and (ii) then rounding the resulting number of Initial Shares up to the nearest whole number. Any remaining Initial Shares held by such former SABMiller shareholders will be tendered into the Belgian Offer for cash.

In addition, minor adjustments to the entitlements of SABMiller shareholders electing for the Partial Share Alternative may, with the prior consent of SABMiller and AB InBev, be made on such terms as SABMiller and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements pursuant to the elections for the Partial Share Alternative as nearly as may be practicable (subject to the scale back and rounding described above). Where nominee shareholders have made aggregate elections on behalf of underlying shareholders, such scale back, rounding and minor adjustments will be applied at the level of the nominee shareholder (as the SABMiller shareholder) and will not take account of the instructions of underlying shareholders. Such adjustments shall be final and binding on all SABMiller shareholders. As a result, SABMiller shareholders who make a valid election (or are deemed to elect) for the Partial Share Alternative will not know the precise number of Restricted Shares, or the exact amount of cash, they will receive pursuant to the Transaction until the settlement of the consideration for the Transaction.

AB InBev has received irrevocable undertakings from Altria Group, Inc. (“Altria”) and BEVCO Ltd. (“BEVCO”), the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller ordinary shares, respectively, representing in aggregate approximately 40.38% of SABMiller’s outstanding share capital at the close of business on 30 June 2016 (and excluding any shares held in treasury). See “Material Agreements—Shareholder Irrevocable Undertakings” for a description of such irrevocable undertakings. If elections for the Partial Share Alternative are scaled back as described above, the elections made by or on behalf of Altria and BEVCO will be scaled back on the same basis as each other SABMiller shareholder.

It is currently intended that the UK Scheme will become effective on or around 4 October 2016. Upon the UK Scheme becoming effective, it will be binding on all SABMiller shareholders, irrespective of whether or not they attended the shareholders’ meetings or voted on the UK Scheme. Following the UK Scheme becoming effective and the legal transfer of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by SABMiller ADSs) from the SABMiller shareholders to Newbelco, Newbelco will cancel all of the 6,150,000 Incorporation Shares with effect simultaneously with the completion of the capital increase described above, such that the former SABMiller shareholders will own the entire issued and outstanding share capital of Newbelco in the form of Initial Shares following completion of the capital increase. Assuming that the legal transfer of the SABMiller shares to Newbelco will be completed within one business day of the UK Scheme becoming effective, it is currently expected that the capital increase will occur on or around 6 October 2016.

It is expected that, as soon as reasonably practicable after the legal transfer of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by SABMiller ADSs) from the SABMiller shareholders to Newbelco, SABMiller will be re-registered as a private company under the relevant provisions of the UK Companies Act 2006.

The UK Scheme is set out in Part III (The Scheme of Arrangement) of the UK Scheme Circular, excerpts of which are attached hereto as Annex A.

Belgian Offer

After completion of the capital increase described above, AB InBev will make a voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids for all of the Initial Shares issued to the former shareholders of SABMiller. The Belgian Offer is expected to be open for one day only, which is currently expected to be 7 October 2016 (i.e., the day following that on which the capital increase described above occurs), or as soon as reasonably practicable thereafter. SABMiller shareholders, however, will have had the opportunity to make an election for the Cash Consideration or the Partial Share Alternative (and withdraw or revise that election) and instruct the agent during the UK Scheme process accordingly, from the time the UK Scheme Circular is dispatched or made available to them.

Under the Belgian Offer, AB InBev will offer to purchase the Initial Shares held by the former SABMiller shareholders immediately after the capital increase for cash consideration of GBP 0.45 each. Acceptances by the former SABMiller shareholders in respect of the Belgian Offer will be made by the agent acting on behalf of those shareholders on the basis of the elections (or deemed elections) made by them. The number of Initial Shares to be tendered by the agent on behalf of the former SABMiller shareholders will depend on their elections (or deemed elections) as follows:

•	in respect of the former SABMiller shareholders who have validly elected (or are deemed to have elected) for the Cash Consideration, AB InBev will purchase all of the Initial Shares held by such shareholders; and

•	in respect of the former SABMiller shareholders who have validly elected for (or are deemed to have elected for) the Partial Share Alternative, in order to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described above), AB InBev will purchase the number of Initial Shares equal to:

•	the total number of Initial Shares held by each former SABMiller shareholder who elected (or is deemed to have elected) for the Partial Share Alternative; minus

•	the number of Initial Shares (rounded up to the nearest whole number of Initial Shares) that will be retained by such SABMiller shareholder to be reclassified and consolidated into Restricted Shares.

•	As it is only possible for whole numbers of Initial Shares to be reclassified and consolidated into Restricted Shares, the number of Initial Shares held by such SABMiller shareholder to be so reclassified and consolidated will be calculated by:

•	first multiplying (i) the rounded number of Restricted Shares to which such SABMiller shareholder is entitled (being (x) the number of SABMiller ordinary shares in respect of which such SABMiller shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, multiplied by (y) 0.483969, taking into account any pro rata scaling back and minor adjustments as described above) by (ii) a consolidation factor of 185.233168056448; and

•	then rounding the resulting number of Initial Shares up to the nearest whole number.

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the occurrence of the capital increase described above until the end of the acceptance period on the date of the Belgian Offer. Even though former SABMiller shareholders will hold Initial Shares following the capital increase, and will no longer hold shares in SABMiller, the agent will act as the agent of the former SABMiller shareholders in their capacity as Newbelco shareholders in the context of the Belgian Offer and will act only on the basis of their elections or deemed elections. Based on such elections or deemed elections, the agent will complete and submit the acceptance forms on behalf of the former SABMiller shareholders at the end of, or as soon as practicable after, the end of the acceptance period for the Belgian Offer. Since the Belgian Offer is expected to be open for one day only, the agent will only be able to respond to the Belgian Offer on such day.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller shareholders whose names are entered in the South African register of shareholders will, as required, receive any cash proceeds due to them under the terms of the Transaction in South African rand.

After the filing of the Belgian notarial deed acknowledging the closing of the Belgian Offer, the Initial Shares will be reclassified and consolidated as follows:

•	all Initial Shares retained by the former SABMiller shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will be reclassified and consolidated into Restricted Shares on the basis of a ratio of one Restricted Share for every 185.233168056448 Initial Shares retained (and the number of Restricted Shares resulting from such reclassification and consolidation will be rounded down to the nearest whole number);

•	as a result, the former SABMiller shareholders who validly elected (or are deemed to have elected for) the Partial Share Alternative will hold between 316,999,695 Restricted Shares and 326,000,000 Restricted Shares, depending on the number of former SABMiller shareholders (other than Altria and BEVCO) who elect for the Partial Share Alternative;

•	all Initial Shares acquired by AB InBev pursuant to the Belgian Offer will be consolidated into Newbelco ordinary shares using the same ratio, on the basis of one Newbelco ordinary share for every 185.233168056448 Initial Shares held by AB InBev (and the number of Newbelco ordinary shares resulting from such consolidation will be rounded down to the nearest whole number of Newbelco ordinary shares); and

•	as a result, AB InBev will hold between 568,689,906 and 577,690,210 Newbelco ordinary shares, depending on the number of SABMiller shareholders (other than Altria and BEVCO) who have elected (or are deemed to have elected) for the Partial Share Alternative and assuming that all SABMiller equity awards outstanding are fully exercised at or prior to the record time for the UK Scheme.

Upon closing of the Belgian Offer, following such reclassification and consolidation and pending completion of the Transaction, the shareholders of Newbelco will be (i) AB InBev and (ii) the holders of the Restricted Shares (being Altria, BEVCO and the other former SABMiller shareholders who validly elected for (or were deemed to have elected for) the Partial Share Alternative).

Under the terms of the Transaction, AB InBev and SABMiller have agreed that SABMiller may, subject to certain conditions and limitations, announce, declare or pay dividends from the date of this prospectus until the UK Scheme becomes effective. If any dividend or other distribution is announced, declared, made or paid that is not in accordance with these conditions and limitations, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of all or part of any such dividend or other distribution. For further details, see the UK Scheme Circular, portions of which are attached to this prospectus as Annex A.

Belgian Merger

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which holders of AB InBev ordinary shares and AB InBev ADSs will become holders of Newbelco ordinary shares and Newbelco American Depositary Shares (“Newbelco ADSs”), respectively, and Newbelco will be the surviving entity and the holding company for the Combined Group.

The Belgian Merger will be submitted to a vote of the holders of AB InBev ordinary shares and AB InBev ADSs at an extraordinary general meeting of AB InBev shareholders to be convened in connection with the Transaction (the “AB InBev General Meeting”) and to a vote of the shareholders of Newbelco (i.e., at the time the Newbelco Resolutions (as defined below) are considered, the holders of the Incorporation Shares) at the general meeting of Newbelco shareholders to be convened in connection with the Transaction (the “Newbelco General Meeting”), both of which are scheduled to take place on 28 September 2016. AB InBev and SABMiller have received irrevocable undertakings from Stichting Anheuser-Busch InBev, EPS Participations S.à R.L. (“EPS Participations”) and BRC S.à R.L. (“BRC”) to vote in favor of such resolutions of AB InBev as are necessary to approve the Belgian Offer and the Belgian Merger at the AB InBev General Meeting. These three shareholders and certain other entities acting in concert with them (as described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) held, in aggregate, 52.72% of AB InBev’s voting rights as of 30 June 2016. If approved, it is currently expected that the Belgian Merger will become effective on or around 10 October 2016.

As a consequence of the Belgian Merger, Newbelco will acquire all of the Newbelco ordinary shares held by AB InBev after the Belgian Offer and the reclassification and consolidation described above. Upon completion of the Transaction, all such Newbelco ordinary shares will be cancelled, except for 85,000,000 such Newbelco ordinary shares, which will be retained by Newbelco and held as treasury shares after completion of the Transaction. Pursuant to the Belgian Merger:

•	AB InBev shareholders will receive one Newbelco ordinary share without nominal value for each AB InBev ordinary share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev ordinary shares for Newbelco ordinary shares, the AB InBev ADSs, each currently representing one AB InBev ordinary share, will instead each represent one Newbelco ordinary share, thereby becoming Newbelco ADSs.

This prospectus relates to the Newbelco ordinary shares (including Newbelco ordinary shares to be represented by Newbelco ADSs) being issued to U.S. persons pursuant to the Belgian Merger.

Each Newbelco ordinary share will be issued in accordance with, and subject to the rights and obligations of, the articles of association of Newbelco, the form of which is attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part. For a comparison of the rights and privileges of a holder of Newbelco ordinary shares as compared to a holder of AB InBev ordinary shares, please see “Comparison of the Rights of Holders of AB InBev Ordinary Shares and AB InBev ADSs and Holders of Newbelco Ordinary Shares and Newbelco ADSs” beginning on page 303 of this prospectus.

Resulting Capital Structure

Upon completion of the Belgian Merger, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will, as a rule, include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon completion of the Belgian Merger, AB InBev will be dissolved by operation of Belgian law. Pursuant to the Proposed Structure:

•	Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller after the UK Scheme has become effective, as well as all of the assets and liabilities of AB InBev upon completion of the Belgian Merger, and will therefore become the new holding company for the Combined Group; and

•	excluding any Newbelco ordinary shares held in treasury, the shareholders of Newbelco upon completion of the Belgian Merger will be (i) the former AB InBev shareholders and (ii) those former SABMiller shareholders who will hold Restricted Shares after the reclassification and consolidation described above.

Subject to completion of the Transaction, Newbelco currently expects that the Newbelco ordinary shares will be admitted to listing (as a primary listing) on Euronext Brussels, with the listing intended to occur on or about the first business day following the date of the Belgian Merger. It is also intended that the Newbelco ordinary shares will, at or around the same time, be listed (as secondary listings) on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores and that the Newbelco ADSs will be listed on the NYSE.

Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an American Depositary Receipt (“ADR”) program and will be subject to, among other things, restrictions on transfer until converted into Newbelco ordinary shares, subject to certain limited exceptions. The Restricted Shares will be convertible at the election of the holder into Newbelco ordinary shares on a one-for-one basis with effect from the fifth anniversary of the completion of the Transaction. Following completion of the Transaction, such Restricted Shares will rank equally with the Newbelco ordinary shares as regards dividends and voting rights and will benefit from registration rights as described in the UK Scheme Circular, portions of which are attached hereto as Annex A.

Depending on the number of SABMiller shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative, and assuming no additional AB InBev ordinary shares are issued after the date of this prospectus, former holders of AB InBev ordinary shares and/or AB InBev ADSs are expected to own between 83.14% and 83.53% of the shares with voting rights in the share capital of Newbelco and former holders of SABMiller ordinary shares are expected to own between 16.47% and 16.86% of the shares with voting rights in the share capital of Newbelco immediately following the Belgian Merger.

Form of the Transaction (Page 90)

Upon the UK Scheme becoming effective (and the subsequent capital increase of Newbelco), the entire issued and to-be-issued share capital of SABMiller will be transferred to Newbelco and SABMiller will be a direct, wholly owned subsidiary of Newbelco. Upon completion of the Belgian Merger, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law.

The following diagrams illustrate in simplified terms (i) the current structure of the AB InBev Group and the SABMiller Group, (ii) each of the three stages of the Transaction and (iii) the expected structure of Newbelco and the Combined Group following the completion of all three steps of the Transaction under the Proposed Structure, assuming that Altria and BEVCO will elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings and that all other holders of SABMiller ordinary shares (including holders of SABMiller ADSs representing SABMiller ordinary shares) elect for the Cash Consideration.

Pre-Transaction Structure

Notes:

(1)	For purposes of the diagram above, “Stichting Anheuser-Busch InBev” includes the eleven entities acting in concert with it. See “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”.
(2)	For purposes of the diagram above, “Free Float (other AB InBev shareholders)” excludes the Stichting Anheuser-Busch InBev and the eleven entities acting in concert with it.
(3)	The percentage numbers in the diagram above exclude any shares held in treasury.

Following the UK Scheme

Notes:

(1)	The percentage numbers in the diagram above exclude any shares held in treasury.
(2)	The Incorporation Shares held by Phidias Management S.A. and SABMiller International B.V. will be cancelled with effect simultaneously with the completion of the capital increase described under “The Transaction—UK Scheme” elsewhere in this prospectus, and therefore are not included in the diagram above.

Following the Belgian Offer

Notes:

(1)	For purposes of the diagram above, “Stichting Anheuser-Busch InBev” includes the eleven entities acting in concert with it. See “The Transaction—Principal Shareholders of Newbelco Following the Transaction”.
(2)	For purposes of the diagram above, “Free Float (former AB InBev shareholders)” excludes the Stichting Anheuser-Busch InBev and the eleven entities acting in concert with it.
(3)	The percentage numbers and absolute share numbers in the diagram above (i) exclude any shares held in treasury, (ii) refer to the expected holdings of Newbelco ordinary shares and Restricted Shares after completion of the Belgian Offer on the assumption that the Partial Share Alternative is elected for only in respect of 655,000,000 SABMiller ordinary shares, representing the irrevocable undertakings of Altria and BEVCO, and (iii) take into account the reclassification and consolidation of Initial Shares into Restricted Shares, as discussed above.
(4)

The number of 577,690,210 Newbelco ordinary shares mentioned in the diagram above (i) assumes that, prior to or at the record time for the UK Scheme, there are 1,657,262,457 SABMiller ordinary shares in issue, and (ii) is calculated taking 1,657,262,457 SABMiller ordinary shares multiplied by 100 and divided by the consolidation factor of 185.233168056448 , less 316,999,695 (which assumes that the Partial Share Alternative is elected for only in respect of 655,000,000 SABMiller ordinary shares, representing the irrevocable undertakings of Altria and BEVCO). The 1,657,262,457 SABMiller ordinary shares expected to be in issue prior to or at the record time for the UK Scheme is calculated on the basis of (i) SABMiller’s issued share capital as at the close of business on 30 June 2016 of 1,622,117,877 SABMiller ordinary shares (excluding 57,976,623 treasury shares) and (ii) 46,228,377 SABMiller ordinary shares which may be issued on or after 1 July 2016 on the exercise of options or vesting of awards under the SABMiller share plans (excluding 51,645 awards that will be settled in cash), netted off against 11,083,797 SABMiller ordinary shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016. For the avoidance of doubt, the exact number of SABMiller ordinary shares in issue as at the record time for the UK Scheme may end up being higher or lower than 1,657,262,457 shares. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller ordinary shares may need to be issued (or transferred out of treasury).

Expected Post-Transaction Structure Following the Belgian Merger

Notes:

(1)	For purposes of the diagram above, “Stichting Anheuser-Busch InBev” includes the eleven entities acting in concert with it. See “The Transaction—Principal Shareholders of Newbelco Following the Transaction”.
(2)	For purposes of the diagram above, “Free Float (former AB InBev shareholders)” excludes the Stichting Anheuser-Busch InBev and the eleven entities acting in concert with it.
(3)	Restricted Shares.
(4)	The percentage numbers in the diagram above (i) refer to the expected percentage of voting rights attached to, as applicable, Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs) and Restricted Shares upon closing of the Transaction on the assumption that the Partial Share Alternative is elected for only in respect of 655,000,000 SABMiller ordinary shares, representing the irrevocable undertakings of Altria and BEVCO, and (ii) exclude any Newbelco ordinary shares held in treasury.

The Co-operation Agreement (Page 242)

On 11 November 2015, AB InBev and SABMiller entered into the Co-operation Agreement, pursuant to which AB InBev agreed to use its best efforts to secure the regulatory clearances and authorizations necessary to satisfy the pre-conditions and regulatory conditions to the Transaction as set out in Part V (Conditions to and Certain Further Terms of the Transaction) of the UK Scheme Circular, excerpts of which are attached hereto as Annex A.

AB InBev and SABMiller agreed, amongst other things, to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorizations. AB InBev and SABMiller also agreed to provide each other with certain information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of certain other official authorizations or regulatory clearances required in relation to the implementation of the Transaction. AB InBev and SABMiller also agreed to work together in good faith to develop a proposal in relation to each of the participants in SABMiller’s Zenzele Broad-Based Black Economic Empowerment Scheme (the “Zenzele Scheme”) as soon as reasonably practicable following the date of the Co-operation Agreement (and will provide each other with reasonable assistance to do so). Agreement has been reached on a proposal to amend the Zenzele Scheme, the key terms of which are set out in “The Transaction—Other Transaction-Related Agreements and Arrangements—Zenzele Broad-Based Black Economic Empowerment Scheme”.

See “Material Agreements—The Co-operation Agreement” beginning on page 242 of this prospectus for additional information on the Co-operation Agreement.

Termination of the Co-operation Agreement (Page 243)

Subject to the following, the Co-operation Agreement shall terminate with immediate effect and all rights and obligations of the parties under the Co-operation Agreement shall cease forthwith, as follows:

•	if agreed in writing between the parties;

•	upon service of written notice by AB InBev to SABMiller, if one or more of the following occurs:

•	the relevant SABMiller directors withdraw, adversely modify or adversely qualify the SABMiller board recommendation in respect of the Transaction or fail to publicly reaffirm such unanimous and unconditional recommendation within five business days of AB InBev’s reasonable request to do so (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration); or

•	subject to certain limitations, if the Transaction is being implemented by way of the UK Scheme and the meeting of the relevant SABMiller shareholders in connection with the UK Scheme, a general meeting of the holders of SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) (the “SABMiller General Meeting”), the Newbelco General Meeting and the UK Scheme sanction hearing are not held by the specified dates;

•	upon service of written notice by either party to the other, following a Break Payment Event (as defined below);

•	upon service of written notice by AB InBev to SABMiller prior to the long stop date (11 May 2017 or such later date as AB InBev and SABMiller may agree) stating that either:

•	any condition which has not been waived is (or has become) considered by AB InBev incapable of satisfaction by the long stop date and, notwithstanding that AB InBev has the right to waive such condition, AB InBev will not do so; or

•	any condition which is incapable of waiver is considered by AB InBev incapable of satisfaction by the long stop date,

in each case in circumstances where the invocation of the relevant condition (or confirmation that the condition is incapable of satisfaction, as appropriate) is permitted by the UK Panel on Takeovers and Mergers (the “UK Panel”);

•	upon service of written notice by AB InBev to SABMiller if: (i) the UK Scheme is not approved at the meeting of SABMiller shareholders convened with the permission of the High Court of Justice in

England and Wales in connection with the UK Scheme, (ii) the SABMiller Resolution is not passed at the SABMiller General Meeting or (iii) the Newbelco Resolutions, as defined below, are not passed at the Newbelco General Meeting;

•	upon service of written notice by AB InBev to SABMiller, if a competing proposal: (A) is recommended in whole or part by the relevant SABMiller directors; or (B) completes, becomes effective or is declared or becomes unconditional in all respects;

•	if the Transaction is, with the permission of the UK Panel and, when applicable, the Belgian Financial Services and Markets Authority (“FSMA”), withdrawn or lapses in accordance with its terms prior to the long stop date (other than where: (i) such lapse or withdrawal is as a result of the exercise of AB InBev’s right to effect a switch from the UK Scheme to a UK takeover offer; or (ii) it is otherwise to be followed within five business days by an announcement under Rule 2.7 of the UK City Code on Takeovers and Mergers made by AB InBev or a person acting in concert with AB InBev to implement the Transaction by a different offer or scheme on substantially the same or improved terms); or

•	if completion of the Belgian Merger has not occurred by the long stop date.

See “Material Agreements—The Co-operation Agreement—Termination of the Co-operation Agreement” beginning on page 243 of this prospectus.

Break Payment (Page 244)

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event (as defined below), AB InBev has agreed to pay or procure the payment to SABMiller of USD 3.0 billion if, prior to the termination of the Co-operation Agreement:

•	those shareholder resolutions of AB InBev which are necessary to approve, implement and effect the Belgian Merger, the Belgian Offer and the Transaction, including to the extent necessary for the approval of any relevant AB InBev transaction documents, are not passed by a specified date;

•	at or before the start of the AB InBev General Meeting, (i) the AB InBev board withdraws, adversely modifies or adversely qualifies the AB InBev board recommendation in respect of the Transaction or fails to reaffirm or reissue the AB InBev board recommendation within five business days of SABMiller’s reasonable request to do so and (ii) within ten business days, SABMiller confirms to AB InBev that it no longer intends to proceed with the Transaction (and the UK Panel and the FSMA, if applicable, confirm that AB InBev is no longer required to proceed with the Transaction); or

•	any regulatory condition to the Transaction (as set out in the UK Scheme Circular) has not been satisfied or waived by 11:59 p.m. on the date which is 14 days prior to the long stop date (11 May 2017 or such later date as AB InBev and SABMiller may agree), or AB InBev invokes (and is permitted by the UK Panel to invoke) any regulatory condition on or prior to the agreed long stop date,

(each, a “Break Payment Event”).

See “Material Agreements—The Co-operation Agreement—Break Payment” beginning on page 243 of this prospectus.

Conditions to Completion of the Transaction (Page 135 and Annex A)

The Transaction is subject to a certain number of pre-conditions and conditions. On 29 July 2016, AB InBev confirmed that all pre-conditions to the Transaction have been satisfied.

In addition, each of the three steps of the Transaction is conditional on completion of the preceding step. The paragraphs below describe the outstanding conditions of the Transaction.

UK Scheme

To become effective, the UK Scheme requires the approval of the shareholders of SABMiller (or any class or classes of them) at a meeting convened with the permission of the High Court of Justice in England and Wales. Any resolution proposed at such meeting must be approved by a majority in number of the SABMiller shareholders (or any class or classes of them) who are present and voting at the meeting, either in person or by proxy, and who represent not less than 75% in value of the SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) voted at such meeting (or any class or classes of them). It is currently intended that this meeting will be held on or around 28 September 2016.

In addition, it will be necessary for the High Court of Justice in England and Wales to determine whether, for the purposes of voting at such meeting, all of the shareholders of SABMiller (including Altria and BEVCO) should be treated as one class (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The High Court of Justice in England and Wales will consider whether the legal rights of the shareholders of SABMiller under the UK Scheme are sufficiently similar or whether a difference in legal rights makes it more appropriate for particular shareholders of SABMiller to be distinguished as a separate class. SABMiller announced on 29 July 2016 that it intends to propose to the High Court of Justice in England and Wales that Altria and BEVCO be treated as a separate class of shareholders.

The SABMiller General Meeting will also be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the resolution necessary to implement and effect the UK Scheme and to approve the Transaction as a whole, certain changes to SABMiller’s articles of association and certain other related matters (the “SABMiller Resolution”) at the SABMiller General Meeting, which will be held immediately after the court meeting of the relevant SABMiller shareholders in connection with the UK Scheme. The SABMiller ordinary shares held by Altria and BEVCO (and their nominees, if any) may be voted at the SABMiller General Meeting.

Following the meeting of the relevant SABMiller shareholders in connection with the UK Scheme and the SABMiller General Meeting, the UK Scheme will need to be sanctioned by the High Court of Justice in England and Wales. The court hearing to sanction the UK Scheme is currently intended to be held on or around 4 October 2016. The UK Scheme will only become effective once a copy of the court order relating to the UK Scheme is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming effective, it will be binding on all SABMiller shareholders, irrespective of whether or not they attended the shareholders’ meetings or voted on the UK Scheme. Following the UK Scheme becoming effective, it is currently expected that the capital increase of Newbelco will complete on or around 6 October 2016 (assuming the legal transfer of the SABMiller shares subject to the UK Scheme from the SABMiller shareholders to Newbelco will be completed within one business day of the UK Scheme becoming effective).

In addition to the shareholder approval requirements and the sanction by the High Court of Justice in England and Wales, as described above, the UK Scheme is subject to a number of other outstanding conditions and further terms. Such conditions include (i) obtaining certain regulatory clearances by applicable antitrust or competition law authorities and (ii) the passing of the AB InBev Resolutions and the Newbelco Resolutions, each as defined below. In addition, all conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming effective and certain procedural conditions, which Newbelco and AB InBev will have undertaken to the High Court of Justice in England and Wales to satisfy) must be satisfied in order for the UK Scheme to become effective.

Finally, the Newbelco General Meeting will be convened for the purpose of considering and, if thought fit, approving, any resolutions to be taken by the Newbelco shareholders (i.e., at the time of the Newbelco General Meeting, the holders of the Incorporation Shares) as are necessary or useful to approve, implement and effect (i) the capital increase of Newbelco and the issuance of the Initial Shares in connection with the UK Scheme; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco (the form of which is attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part) with effect from closing of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from closing of the Belgian Offer; (v) the cancellation of the Newbelco ordinary shares held by the incorporators of Newbelco and (vi) any other step of the Transaction (the “Newbelco Resolutions”). The resolutions in connection with (i), (ii), (iii) and (v) above require the approval of the Newbelco shareholders by a majority of 75% of the votes cast and the Newbelco shareholders present at the meeting must represent at least 50% of Newbelco’s share capital. It is currently expected that the Newbelco General Meeting to approve such matters will be held on or around 28 September 2016.

Belgian Offer

In connection with the Transaction, AB InBev will convene the AB InBev General Meeting for the purpose of considering and, if thought fit, approving any resolutions (the “AB InBev Resolutions”) to be taken as are necessary or useful to approve, implement and effect:

•	the Belgian Offer;

•	the Belgian Merger; and

•	any other step of the Transaction requiring AB InBev shareholder approval.

Approval of the Belgian Merger requires an affirmative vote of at least 75% of the votes cast at the AB InBev General Meeting; provided, however, that a quorum of holders of at least 50% of the outstanding share capital of AB InBev is present or represented at the meeting. If there is no quorum, a second extraordinary general meeting may be convened. At the second meeting, the quorum requirement will not apply, but the approval of the Belgian Merger will still require approval by 75% of the votes cast at that meeting.

Approval of the acquisition of the Initial Shares of Newbelco pursuant to the Belgian Offer requires an affirmative vote of the holders of at least 75% of the shares of AB InBev attending or represented at the AB InBev General Meeting. There is no quorum requirement to pass this resolution.

AB InBev and SABMiller have received irrevocable undertakings from the Stichting Anheuser-Busch InBev, EPS Participations and BRC to vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, which remain binding except in a limited number of circumstances as described in further detail elsewhere in this prospectus. These three shareholders and certain other entities acting in concert with them (as described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) held, in aggregate, 52.72% of AB InBev’s voting rights as of 30 June 2016.

In addition, the Belgian Offer is subject to (i) the UK Scheme becoming effective no later than 11 May 2017 or such later date agreed upon between SABMiller and AB InBev (with the approval of the UK Panel and as the High Court of Justice in England and Wales may approve, if such approval(s) is or are required), (ii) the SABMiller shares subject to the UK Scheme being registered in the name of Newbelco, and (iii) the Initial Shares being issued by Newbelco to the former SABMiller shareholders pursuant to the capital increase described under “The Transaction—UK Scheme” at the latest on the day before the Belgian Offer commences.

Belgian Merger

The Belgian Merger is conditional on:

•	the AB InBev Resolutions being passed by the requisite majority of holders of AB InBev ordinary shares and/or AB InBev ADSs at the AB InBev General Meeting;

•	the Newbelco Resolutions being passed by the requisite majority of the Newbelco shareholders (i.e., at the time the Newbelco Resolutions are considered, the holders of the Incorporation Shares) at the Newbelco General Meeting;

•	the closing of the Belgian Offer in accordance with its terms;

•	the Initial Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of the issuance of the Belgian notarial deed acknowledging completion of the Belgian Merger (or such later date as AB InBev may determine); and

•	the competent Belgian notary acknowledging, after all conditions of the merger have been satisfied, the completion of the Belgian Merger via a notarial deed.

Share Ownership and Voting by AB InBev’s Directors and Officers (Page 88)

As of 30 June 2016, members of the AB InBev board of directors and executive board of management and their affiliates held and were entitled to vote 1.4% of the shares entitled to vote at the AB InBev General Meeting. By virtue of their responsibilities as directors of Stichting Anheuser-Busch InBev, Eugénie Patri Sébastien (EPS) S.A. (“EPS”), EPS Participations and/or BRC, certain members of the AB InBev board of directors may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by those entities. AB InBev ordinary shares and/or AB InBev ADSs held by these entities are not included in the percentage above. AB InBev expects that its directors and officers and their affiliates will vote their shares in favor of the AB InBev Resolutions but, except as described under “Material Agreements—Shareholder Irrevocable Undertakings—AB InBev Shareholder Irrevocables”, none of them has entered into any agreement obliging him or her to do so.

Recommendation of the AB InBev Board of Directors and AB InBev’s Reasons for the Transaction (Page 103)

At its meeting on 10 November 2015, the AB InBev board of directors agreed on the terms of the Transaction and unanimously approved entering into the Co-operation Agreement. On                      2016, AB InBev’s board of directors unanimously and unconditionally recommended that holders of AB InBev ordinary shares and holders of AB InBev ADSs vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, including voting in favor of the Belgian Offer and the Belgian Merger.

The AB InBev board of directors considered many factors in reaching the decisions described above. In arriving at its decisions, the board of directors consulted with AB InBev’s management, legal advisors, financial advisors, accounting advisors and other advisors, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that a number of factors supported its decision, including that the Transaction is likely to result in significant strategic and financial benefits to AB InBev and its shareholders. For a discussion of these factors, see “The Transaction—Recommendation of the AB InBev Board of Directors” beginning on page 108 of this prospectus.

In considering the recommendation of the board of directors of AB InBev, you should be aware that certain directors and executive officers of AB InBev will have interests in the proposed Transaction that may be different from, or in addition to, the interests of AB InBev’s shareholders generally. See “The Transaction—

Interests of Certain Persons in the Transaction—Interests of AB InBev Directors and Executive Board of Management in the Transaction” beginning on page 113 of this prospectus. In addition, you should be aware that a break payment will be payable by AB InBev to SABMiller if the AB InBev Resolutions are not passed at the AB InBev General Meeting, unless the Co-operation Agreement has already been terminated in accordance with its terms. See “Material Agreements—The Co-operation Agreement—Break Payment” for more details.

Comparative Per Share Market Price Data (Page 261)

AB InBev ordinary shares are listed on Euronext Brussels, with secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. AB InBev ADSs are listed on the NYSE under the symbol BUD. SABMiller ordinary shares are admitted to the premium listing segment of the UK Financial Conduct Authority’s Official List and are admitted to trading on the London Stock Exchange, with a secondary listing on the Johannesburg Stock Exchange. SABMiller American Depositary Receipts (“ADRs”) trade on the OTC Pink Marketplace.

The following table sets forth, for 14 September 2015, which is the date immediately prior to renewed public speculation related to the possible business combination between AB InBev and SABMiller, 10 November 2015, which is the date immediately prior to the publication of the November Rule 2.7 Announcement and                      2016, which is the last practicable day before the date of this prospectus, the reported closing prices for AB InBev ordinary shares on Euronext Brussels and the reported closing prices for AB InBev ADSs on the NYSE.

	AB InBev ordinary shares on Euronext Brussels	AB InBev ADSs on NYSE
	(EUR)	(USD)
14 September 2015	92.86	104.89
10 November 2015	109.63	118.35
2016

The following table sets forth, for 14 September 2015, which is the date immediately prior to renewed public speculation related to the possible business combination between AB InBev and SABMiller, 10 November 2015, which is the date immediately prior to the publication of the November Rule 2.7 Announcement and                      2016, which is the last practicable day before the date of this prospectus, the reported closing prices for SABMiller ordinary shares on the London Stock Exchange.

London Stock Exchange
(GBP)
14 September 2015	29.34
10 November 2015	39.76
2016

Newbelco Board of Directors and Management upon Completion of the Transaction (Page 129)

Generally, the Newbelco board of directors will be comprised of fifteen (15) directors, appointed as follows:

•	three independent directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Newbelco board of directors;

•	so long as the Stichting Anheuser-Busch InBev and/or any of its affiliates, any of their respective successors and/or successors’ affiliates own, in aggregate, more than 30% of the shares with voting rights in the share capital of Newbelco, nine directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by Stichting Anheuser-Busch InBev (and/or any of its affiliates, any of their respective successors and/or successors’ affiliates); and

•	so long as the holders of Restricted Shares, together with their affiliates and/or any of their successors and/or successors’ affiliates, own in aggregate:

•	more than 13.5% of the shares with voting rights in the share capital of Newbelco, three directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares;

•	more than 9% but not more than 13.5% of the shares with voting rights in the share capital of Newbelco, two directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares;

•	more than 4.5% but not more than 9% of the shares with voting rights in the share capital of Newbelco, one director will be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares; and

•	4.5% or less than 4.5% of the shares with voting rights in the share capital of Newbelco, the holders of the Restricted Shares will no longer have the right to propose any candidate for appointment as a member of the Newbelco board of directors and no directors will be appointed upon proposal by the holders of the Restricted Shares.

For further details on the appointment of directors proposed by the holders of the Restricted Shares, see the UK Scheme Circular, excerpts of which are attached as Annex A to this prospectus.

Following the closing of the Belgian Offer, it is expected that, pursuant to the Newbelco articles of association:

•	Stichting Anheuser-Busch InBev (together with its affiliates) will hold more than 30% of the shares with voting rights in the share capital of Newbelco and will be entitled to propose nine members of the new Newbelco board of directors; and

•	the holders of Restricted Shares (together with their affiliates) will hold more than 13.5% of the shares with voting rights in the share capital of Newbelco and will be entitled to propose three members of the new Newbelco board of directors.

As an exception to the above, the composition of the first Newbelco board of directors that will be in place immediately following the closing of the Belgian Offer will be comprised of the following twelve members:

•	nine directors proposed by the Stichting Anheuser-Busch InBev, all of whom are existing members of the AB InBev board of directors: Mr. Grégoire de Spoelberch, Mr. Alexandre Van Damme, Mr. Carlos Alberto Sicupira, Mr. Marcel Herrmann Telles, Mr. Stéfan Descheemaeker, Mr. Paul Cornet de Ways Ruart, Mr. Paulo Alberto Lemann, Mr. Alexandre Behring, and Ms. Maria Asuncion Aramburuzabala; and

•	three independent directors, all of whom are existing independent directors on the AB InBev board of directors: Mr. Olivier Goudet; Ms. M. Michele Burns; and Mr. Elio Leoni Sceti.

It is expected that the Newbelco board will proceed to the co-optation of the three candidate directors proposed by the holders of the Restricted Shares as soon as practicable after closing of the Belgian Offer, once it has been informed by the holders of the Restricted Shares of the identities of the three candidates being proposed. For further details, see “The Transaction—Newbelco Board of Directors and Management upon Completion of the Transaction” beginning on page 129 of this prospectus.

Regulatory Approvals Required (Page 137)

The Transaction is subject to the approval of applicable regulatory authorities, as described below, some, but not all, of which are pre-conditions and/or conditions to the UK Scheme, the Belgian Offer and the Belgian Merger. As at the date of this document, the Transaction has already been approved by a number of antitrust or competition law and other regulatory authorities, including the European Commission, the U.S. Department of Justice, the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) and the Competition Tribunal of South Africa and the Financial Surveillance Department of the South African Reserve Bank. Accordingly, AB InBev announced on 29 July 2016 that all pre-conditions to the Transaction had been satisfied.

In addition, as of the date of this prospectus, AB InBev and SABMiller have received regulatory clearances in relation to the Transaction in 19 additional jurisdictions. Clearance decisions, with or without conditions, have been obtained in: North America (Canada); Asia-Pacific (Australia, India and South Korea); Africa (Botswana, Kenya, Namibia, Swaziland, Zambia and Zimbabwe); Europe (Albania, Moldova, Turkey and Ukraine); and Latin America (Chile, Colombia, Ecuador, Uruguay and Mexico).

Demonstrating AB InBev’s commitment to promptly and proactively address potential regulatory considerations:

•	Simultaneously with the announcement of the Transaction, AB InBev announced that it had agreed to the sale of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller)(“MillerCoors”) and SABMiller’s portfolio of Miller brands outside the U.S. to Molson Coors Brewing Company (the “MillerCoors divestiture”). This transaction is conditional upon, and will take effect shortly after, completion of the Transaction. Subject to specific adjustments, the purchase price, to be paid in cash, will be USD 12.0 billion. The MillerCoors divestiture was announced by AB InBev on 11 November 2015.

•	On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd. (“Asahi”) to acquire certain of SABMiller’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. On 19 April 2016, AB InBev announced it had accepted Asahi’s binding offer following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses. The acquisition by Asahi is conditional upon, and will take effect shortly after, completion of the Transaction. In addition, on 29 April 2016, AB InBev announced that it had offered the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestiture, subject to certain third-party rights (together with the acquisition by Asahi, the “European divestitures”). The divestiture of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of the purchaser(s) as suitable purchaser(s) and is expected to take place after completion of the Transaction.

•	On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in China Resources Snow Breweries Ltd. (“CR Snow”) to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow (the “CR Snow divestiture”). The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional upon, and will take effect shortly after, completion of the Transaction.

•	AB InBev has agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa (the “Distell divestiture”, and, together with the MillerCoors divestiture, the European divestitures and the CR Snow divestiture, the “Transaction-related Divestitures”). The sale is expected to take place after completion of the Transaction in accordance with the approval (with conditions) given by the Competition Tribunal of South Africa.

European Commission clearance

Under the Council Regulation (EC) No. 139/2004 of the Council of the European Union, the Transaction requires notification to and prior approval by the European Commission. AB InBev and SABMiller received the European Commission’s approval for the Transaction on 24 May 2016, conditional on compliance with the proposed commitments described above, including the sale of the assets of SABMiller in Central and Eastern Europe, subject to certain third-party rights.

U.S. clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission, the Transaction cannot be consummated until, among other things, notifications have been given and certain information has been furnished to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and all applicable waiting periods have expired or been terminated.

On 20 July 2016, AB InBev announced that it had entered into a consent decree with the U.S. Department of Justice, which clears the way for United States approval of the Transaction. In addition to AB InBev’s agreement to divest SABMiller’s U.S. interest in MillerCoors to Molson Coors, the terms of the consent decree formalize prior commitments that AB InBev’s U.S. subsidiary Anheuser-Busch Companies, LLC has made, including:

•	Anheuser-Busch Companies, LLC will not acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through wholly owned distributorships in the U.S.; and

•	Anheuser-Busch Companies, LLC will not terminate any wholesalers as a result of the Transaction.

In addition, certain aspects of AB InBev’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree. The terms of the consent decree are reflected in the proposed Final Judgment which is attached as Exhibit 10.14 to the registration statement of which this prospectus forms a part.

Chinese MOFCOM clearance

Under the Chinese Anti-Monopoly Law of 2008, the Transaction cannot be completed until it is reviewed and approved by MOFCOM. On 29 July 2016, AB InBev announced MOFCOM’s approval of the Transaction, with such approval conditional on the CR Snow divestiture, which will take effect shortly after completion of the Transaction.

South Africa approvals

The Transaction requires both (i) the approval of the Transaction by the Competition Tribunal of South Africa or the Competition Appeal Court without conditions or on conditions proposed or offered by AB InBev under the South African Competition Act, 89 of 1998 (as amended) and (ii) the exchange control approval by the Financial Surveillance Department of the South African Reserve Bank in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev. On 14 April 2016, AB InBev announced that it and the South African government had agreed to an approach in relation to the public interest conditions that would be recommended to the Competition Commission and Competition Tribunal in connection with the Transaction and the last of these approvals was received on 30 June 2016. For more information on the public interest conditions, see “The Transaction—Other Transaction-Related Agreements and Arrangements—Public Interest Commitments in South Africa”.

Conditions Imposed by Agencies

In addition to the conditions described above, applicable antitrust or competition law authorities may require the imposition of certain other conditions in connection with obtaining antitrust or merger control law clearances for the Transaction. Should such conditions require AB InBev, SABMiller or Newbelco (or any of their respective subsidiaries, affiliates or joint ventures) to take any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting business in any specified manner) that would individually or in the aggregate reasonably be expected to result in a material adverse effect on the business, operations or financial condition of the AB InBev Group, the SABMiller Group and/or the Combined Group, AB InBev may decide not to accept such conditions. While AB InBev does not believe that conditions resulting in a material adverse effect on Newbelco or the Combined Group are likely to be imposed, there can be no assurances that the applicable antitrust or merger control law authorities will not seek to impose restrictions that may adversely impact the benefits expected to be achieved from the Transaction, including, but not limited to, a prohibition on consummation.

Comparison of the Rights of Holders of AB InBev Ordinary Shares and Newbelco Ordinary Shares (Page 303)

As a result of the Transaction, the holders of AB InBev ordinary shares will become holders of Newbelco ordinary shares and their rights will be governed by the articles of association of Newbelco (instead of AB InBev’s existing articles of association). The current articles of association of Newbelco will be amended with effect from the closing of the Belgian Offer and will be substantially in the form as set forth in Exhibit 3.1 to the registration statement of which this prospectus forms a part. Following the completion of the Transaction, former holders of AB InBev ordinary shares will have substantially the same rights as holders of Newbelco ordinary shares that they had as holders of AB InBev ordinary shares. For a summary of the material differences between the rights of holders of AB InBev ordinary shares and Newbelco ordinary shares, see “Description of Newbelco Ordinary Shares and Newbelco ADSs” beginning on page 266 of this prospectus and “Comparison of the Rights of Holders of AB InBev Ordinary Shares and AB InBev ADSs and Holders of Newbelco Ordinary Shares and Newbelco ADSs” beginning on page 303 of this prospectus.

Material Tax Consequences of the Transaction (Page 150)

U.S. Federal Income Tax Considerations

The Belgian Merger will constitute for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the exchange of AB InBev ordinary shares for Newbelco ordinary shares will be tax-free to holders of AB InBev ordinary shares and AB InBev ADSs. For a more detailed discussion of the material U.S. federal income tax consequences of the Belgian Merger, see “Material Tax Consequences of the Transaction—U.S. Federal Income Tax Considerations” beginning on page 150.

Belgian Tax Considerations of the Belgian Merger and Listings to Holders of AB InBev Ordinary Shares

Acquisition of Newbelco Ordinary Shares by AB InBev Shareholders

For Belgian resident AB InBev shareholders, any capital gain realized on the AB InBev ordinary shares upon the Belgian Merger, which should constitute for Belgian federal income tax purposes a tax neutral reorganization within the meaning of Article 211 Belgian Income Tax Code (“BITC”), should be exempt from Belgian capital gains tax. Such capital gains tax exemption should be available pursuant to either the exemption for transactions that fall within the normal management of a private estate provided for in Article 90, 9° BITC, the roll-over relief provisions provided for in Articles 95 and 96 BITC, the Speculation Tax exemption in Article 96/1, 2º BITC (for Belgian resident individuals subject to Belgian personal income tax who acquired their AB

InBev ordinary shares as a private investment), Article 45, §1, 1° BITC (for Belgian resident individuals subject to Belgian personal income tax holding the AB InBev ordinary shares for professional purposes, for Belgian resident companies and for Belgian Organizations for Financing Pensions (“OFPs”), subject to Belgian corporate income tax), or pursuant to Articles 221 to 223 BITC (for other Belgian legal entities subject to Belgian income tax on legal entities). Capital losses realized on AB InBev ordinary shares upon the Belgian Merger are as a rule not tax deductible.

Belgian non-resident AB InBev shareholders are, in principle, not subject to Belgian taxation on capital gains realized on the occasion of the Belgian Merger unless their AB InBev ordinary shares are held as part of a business conducted in Belgium through a Belgian establishment. In such a case, the same principles apply as described with regard to Belgian resident AB InBev shareholders.

Cancellation of Newbelco Initial Shares held by AB InBev

The cancellation by Newbelco of the Initial Shares held by AB InBev pursuant to the Belgian Merger should qualify as a capital reduction that will be fully imputed on the fiscal paid-up capital of Newbelco and will not give rise to Belgian taxation.

Listings of the Newbelco Ordinary Shares

The listings of the Newbelco ordinary shares should have no Belgian tax consequences. As a result of the listing of the Newbelco ordinary shares, the realization of capital gains on the Newbelco ordinary shares by shareholders that are individuals holding their Newbelco ordinary shares as a private investment may be subject to Speculation Tax, as defined in and set out below under “Material Tax Consequences of the Transaction—Belgian Tax Considerations—Tax Consequences of the Belgian Merger and Listings to Holders of AB InBev Ordinary Shares” beginning on page 156.

No Dissenters’ Rights (Page 148)

Under Belgian law, holders of AB InBev ordinary shares and/or AB InBev ADSs do not have appraisal or dissenters’ rights with respect to the Transaction.

For additional details, see “No Dissenters’ Rights” beginning on page 148 of this prospectus.

Stock Exchange Listing (Page 146)

Newbelco ordinary shares and Newbelco ADSs are currently not traded or quoted on a stock exchange or quotation system. Newbelco expects that Newbelco ADSs will be listed for trading on the NYSE and Newbelco ordinary shares will be listed for trading on Euronext Brussels, with secondary listings on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores, with trading expected to commence on or around 11 October 2016 (i.e., the first business day following the Belgian Merger).

Financing Relating to the Transaction (Page 254)

For a more detailed description of the financing relating to the Transaction, see also “Financing Relating to the Transaction” beginning on page 254 of this prospectus.

2015 Senior Facilities Agreement

On 28 October 2015, AB InBev entered into an unsecured USD 75.0 billion Senior Facilities Agreement (the “2015 Senior Facilities Agreement”) with a syndicate of banks in connection with the Transaction. Each outstanding facility is available to be drawn until the earlier of (i) 28 October 2016, subject to an extension up to 28 April 2017, at AB InBev’s option; (ii) two months after the settlement date of the Belgian Offer and (iii) the date on which the UK Scheme or the Belgian Offer permanently lapses, terminates, is withdrawn, or (in the case of the UK Scheme) is rejected by the High Court of Justice in England and Wales without being implemented or, if the reason for such lapse, termination or withdrawal of the UK Scheme is a decision by AB InBev to proceed with the Transaction by way of a UK takeover offer, the date falling four weeks after the UK Scheme lapse or termination date or the date on which AB InBev presents the syndicate of banks for the 2015 Senior Facilities Agreement with an amendment consent request in relation to such UK takeover offer. For so long as the facilities are available to be drawn, the commitments under those facilities will be available on a certain funds basis, subject to certain customary limitations. As of the date of this prospectus, the facilities available under the 2015 Senior Facilities Agreement were undrawn.

As a result of the debt capital markets issuances described below under “—Replacement Bond Financing”, on 27 January 2016, AB InBev cancelled USD 42.5 billion of the available commitments under the 2015 Senior Facilities Agreement and on 4 April 2016, AB InBev cancelled a further USD 12.5 billion of the available commitments. Accordingly, as of the date of this prospectus, the total committed amount under the 2015 Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under a five-year term facility and USD 10.0 billion under a disposals bridge facility. The disposals bridge facility is expected to be repaid in full from the proceeds of certain of the Transaction-related Divestitures.

All proceeds from the drawdown under the 2015 Senior Facilities Agreement must be applied to finance the cash consideration payable pursuant to the Belgian Offer, the settlement of any options under certain SABMiller equity compensation plans exercised upon completion of the Transaction and, on or following the settlement date of the Belgian Offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

The availability of funds under the 2015 Senior Facilities Agreement is subject to the satisfaction of a limited number of customary conditions precedent to closing (all conditions precedent to signing having been satisfied). In addition to these conditions, the utilizations under the 2015 Senior Facilities Agreement also require that no Major Default (as defined in the 2015 Senior Facilities Agreement) is continuing or would result from the proposed utilizations, that no change of control has occurred in respect of AB InBev and (in respect of each lender) that it is not illegal for that lender to fund.

Replacement Bond Financing

January 2016 Issuances

On 25 January 2016, AB InBev’s subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) issued USD 46.0 billion aggregate principal amount of bonds guaranteed by AB InBev and certain other subsidiaries. The bonds comprise the following series (collectively, the “January 2016 U.S. Notes”):

Title of Securities	1.900% Notes due 2019	2.650% Notes due 2021	3.300% Notes due 2023	3.650% Notes due 2026	4.700% Notes due 2036	4.900% Notes due 2046	Floating Rate Notes due 2021
Aggregate principal amount sold:	USD 4.0 billion	USD 7.5 billion	USD 6.0 billion	USD 11.0 billion	USD 6.0 billion	USD 11.0 billion	USD 500 million
Maturity date:	1 February 2019	1 February 2021	1 February 2023	1 February 2026	1 February 2036	1 February 2046	1 February 2021
Public offering price:	99.729% of the principal	99.687% of the principal	99.621% of the principal	99.833% of the principal	99.166% of the principal	99.765% of the principal	100.00% of the principal
Interest payment dates:	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Quarterly, on each 1 February, 1 May, 1 August and 1 November, commencing on 2 May 2016
Interest Rate:	1.900%	2.650%	3.300%	3.650%	4.700%	4.900%	Three-month LIBOR plus 126 bps
Optional Redemption:	Make-whole call at treasury rate plus 15 bps	Prior to 1 January 2021, make- whole call at treasury rate plus 20 bps; par call at any time thereafter	Prior to 1 December 2022, make- whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 November 2025, make- whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 August 2035, make- whole call at treasury rate plus 30 bps; par call at any time thereafter	Prior to 1 August 2045, make- whole call at treasury rate plus 35 bps; par call at any time thereafter	None

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the Transaction is not consummated on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction. The January 2016 U.S. Notes were admitted to listing and trading on the NYSE effective 26 January 2016.

In addition, on 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046 (the “January 2016 Taiwan Notes”, and together with the January 2016 U.S. Notes, the “January 2016 Notes”). The January 2016 Taiwan Notes were offered and sold in Taiwan to “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. The January 2016 Taiwan Notes were admitted to listing and trading on the Taipei Exchange (the “TPEx”) on 29 January 2016.

Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration to be paid by AB InBev for each Initial Share tendered into the Belgian Offer. The remainder of the net proceeds will be used for general corporate purposes. The January 2016 Notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 21 December 2015.

March 2016 Issuances

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium Term Notes Programme. The notes comprise the following series:

Title of Securities	4-year 0.625% Notes due 2020	6-year 0.875% Notes due 2022	9-year 1.500% Notes due 2025	12-year 2.000% Notes due 2028	20-year 2.750% Notes due 2036	4-year Floating Rate Notes due 2020
Aggregate principal amount sold:	EUR 1,750,000,000	EUR 2,000,000,000	EUR 2,500,000,000	EUR 3,000,000,000	EUR 2,750,000,000	EUR 1,250,000,000
Maturity date:	17 March 2020	17 March 2022	17 March 2025	17 March 2028	17 March 2036	17 March 2020
Interest payment dates:	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Quarterly on 17 March, 17 June, 17 September and 17 December, Commencing 17 June 2016 up to and including the Maturity Date
Interest Rate:	0.625%	0.875%	1.500%	2.000%	2.750%	Three-month EURIBOR plus 75 basis points

The 2020 fixed and floating rate notes, the 2022 notes and the 2025 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the principal amount of such notes, together, if appropriate, with interest accrued to, but excluding the special mandatory redemption date if the Transaction is not completed on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction.

The proceeds of the offering will be applied for the realization of the strategy of AB InBev, including to fund a portion of the cash consideration to be paid by AB InBev for each Initial Share tendered into the Belgian Offer and for general corporate purposes.

Accounting Treatment of the Transaction (Page 149)

AB InBev will be the accounting acquirer in respect of the Transaction. AB InBev will account for the Transaction using the acquisition method of accounting in accordance with IFRS, and in conformity with International Financial Reporting Standards as adopted by the European Union. AB InBev will measure the SABMiller Group assets acquired and SABMiller Group liabilities assumed at their fair values, including net tangible and identifiable intangible assets as of the closing of the Transaction. Any excess of the purchase price over those fair values will be recorded as goodwill.

For additional details, see “Accounting Treatment of the Transaction” beginning on page 149 of this prospectus.

RISK FACTORS

Holders of AB InBev ordinary shares and/or American Depositary Shares representing AB InBev ordinary shares (“AB InBev ADSs”) should carefully consider the following factors in evaluating whether to vote to approve the Transaction. These factors should be considered in conjunction with the other information included in or incorporated by reference into this prospectus, including the risks discussed in “Risk Factors” in AB InBev’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 or similar sections in subsequent filings incorporated by reference in this prospectus. See “Where You Can Find More Information”. Additional risks and uncertainties not presently known to Newbelco or AB InBev, or that are not currently believed to be important to you, also may adversely affect the Transaction and the Combined Group following the completion of the Transaction. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequences. You should consult your financial and legal advisors about the risks associated with the Transaction and an investment in the Newbelco ordinary shares and/or American Depositary Shares representing Newbelco ordinary shares (“Newbelco ADSs”) that you will receive in connection with the Transaction. Newbelco and AB InBev disclaim any responsibility for advising you on these matters. Unless expressly stated otherwise, all references in this section to “we”, “us”, “our” or similar references refer to Newbelco and/or the Combined Group after giving effect to the Transaction, unless the context otherwise requires.

Risks Relating to the Transaction

The Transaction remains subject to the review and authorization of various regulatory authorities which could impose conditions that could have an unfavorable impact on the Combined Group.

Completion of the Transaction is subject to a number of conditions, including receipt of regulatory clearances in certain jurisdictions. On the same day that AB InBev announced the Transaction, AB InBev announced the sale of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and SABMiller’s portfolio of Miller brands outside the U.S. and Puerto Rico to Molson Coors Brewing Company (the “MillerCoors divestiture”). On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in China Resources Snow Breweries Ltd. (“CR Snow”) to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow (the “CR Snow divestiture”). On 19 April 2016, AB InBev announced that it had accepted a binding offer from Asahi Group Holdings, Ltd. (“Asahi”) to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.) and on 29 April 2016, AB InBev announced that it had offered the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestiture, subject to certain third-party rights (the “European divestitures”). AB InBev has also agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited (the “Distell divestiture” and, together with the MillerCoors divestiture, the CR Snow divestiture and the European divestitures, the “Transaction-related Divestitures”). In each case, these divestitures are with the goal of proactively addressing potential regulatory considerations regarding the Transaction and are conditional on the successful completion of the Transaction.

The terms and conditions of any authorizations, approvals and/or clearances to be obtained, or any other action taken by a regulatory authority following the closing of the Transaction may require, among other things, the divestiture of assets or businesses of either the AB InBev Group or the SABMiller Group to third parties, changes to operations in connection with the completion of the Transaction, restrictions on the ability of the Combined Group to operate in certain jurisdictions following the completion of the Transaction, restrictions on the AB InBev Group and the SABMiller Group combining their operations in certain jurisdictions or other commitments to regulatory authorities regarding ongoing operations.

Any such actions could have a material adverse effect on the business of the Combined Group and diminish substantially the synergies and the advantages which AB InBev expects to achieve from the Transaction. Furthermore, AB InBev may not be able to effect any divestitures or other commitments at the time intended, or at all, or at the desired price, especially in challenging market conditions. Any event that prevents or delays the integration of the AB InBev Group and the SABMiller Group businesses and operations in any jurisdiction could have a material adverse effect on the AB InBev Group and/or the Combined Group and their results of operations.

In addition, divestitures and other commitments made in order to obtain regulatory approvals, if any, may have an adverse effect on the Combined Group’s business, results of operations, financial condition and prospects. These or any conditions, remedies or changes also could have the effect of delaying completion of the Transaction, reducing the anticipated benefits of the Transaction, reducing the price AB InBev is able to obtain for such disposals or imposing additional costs on or limiting the Combined Group’s revenues following the completion of the Transaction, any of which might have a material adverse effect on the Combined Group following the completion of the Transaction.

On 29 July 2016, AB InBev announced that the regulatory pre-conditions (including regulatory clearance in the United States, the EU, China and South Africa) to the Transaction had been satisfied. Ultimately, however, there is no guarantee that the outstanding conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Transaction not being completed, and, in certain circumstances, including if any condition is not satisfied by the date that is fourteen days prior to the specified long stop date of 11 May 2017, AB InBev may be required to pay or procure the payment to SABMiller of a break payment of USD 3.0 billion. See “Material Agreements—The Co-operation Agreement—Break Payment”.

In addition to regulatory authorizations, the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of other conditions.

In addition to the outstanding conditions relating to regulatory authorities described above, the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of other conditions as described in the joint announcement by AB InBev and SABMiller on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (excerpts of which are attached as Annex A to this prospectus). These include the acquisition of SABMiller by Newbelco through a UK law court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller under Part 26 of the UK Companies Act 2006; the completion of AB InBev’s voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids for all of the shares of Newbelco issued to the shareholders of SABMiller and the completion of the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Law of 7 May 1999, setting out the Companies Code, pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the Combined Group; necessary shareholder resolutions of SABMiller, AB InBev and Newbelco being passed by the requisite majority of shareholders; the Newbelco ordinary shares having been approved for admission to listing and trading in Belgium, South Africa and Mexico; and the approval for the admission to trading of Newbelco ADSs on the New York Stock Exchange (“NYSE”).

There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Transaction not being completed, and, in certain circumstances, AB InBev may be required to pay or procure the payment to SABMiller of a break payment of USD 3.0 billion, including if specified AB InBev shareholder resolutions are not passed by the relevant date or AB InBev’s board withdraws its recommendation to AB InBev’s shareholders to vote in favor of the specified AB InBev shareholder resolutions and is permitted to withdraw from the Transaction. See “Material Agreements—The Co-operation Agreement—Break Payment”.

Any resolution proposed at the meeting of the relevant shareholders of SABMiller convened by the High Court of Justice in England and Wales to approve the UK Scheme must be approved by a majority in number of shareholders of SABMiller (or any class or classes of them) who are present and voting at the meeting, either in person or by proxy, and who represent not less than 75% of the relevant SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) voted at such meeting (or any class or classes of them). There is no guarantee that the required level of shareholder support will be achieved. Although SABMiller’s two largest shareholders (Altria Group, Inc. (“Altria”) and BEVCO Ltd. (“BEVCO”)) have each provided irrevocable undertakings (copies of which are incorporated by reference as Exhibits 10.5 and 10.7, respectively, to the registration statement of which this prospectus forms a part) to vote to implement the Transaction, in certain circumstances such irrevocable undertakings may cease to be binding. In addition, it will be necessary for SABMiller to determine with the High Court of Justice in England and Wales whether, for purposes of voting at such meeting, all of the shareholders of SABMiller (including Altria and BEVCO) should be treated as one class (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The High Court of Justice in England and Wales will consider whether the legal rights of the shareholders of SABMiller under the UK Scheme are sufficiently similar or whether a difference in legal rights makes it more appropriate for particular shareholders of SABMiller to be distinguished as a separate class. SABMiller announced on 29 July 2016 that it intends to propose to the High Court of Justice in England and Wales that Altria and BEVCO be treated as a separate class of shareholders.

Furthermore, even if AB InBev desired to invoke a condition to prevent completion of the Transaction, under the UK City Code on Takeovers and Mergers AB InBev is only able to invoke such conditions if the UK Panel on Takeovers and Mergers is satisfied that the circumstances giving rise to such conditions not being satisfied are of material significance to AB InBev in the context of the Transaction (subject to limited exceptions). The UK Panel has historically determined that this is a high threshold, so even if some event were to occur which AB InBev believes means that a condition is not satisfied (such as a material adverse change affecting the SABMiller Group), AB InBev may not be permitted to invoke such condition and may be required to proceed with completion of the Transaction in any event.

Change of control, prohibition on merger or other restrictive provisions in agreements and instruments to which members of the AB InBev Group and/or the SABMiller Group are a party may be triggered upon the completion of the Transaction and may lead to adverse consequences for the Combined Group, including the loss of significant contractual rights and benefits, the possible termination of material agreements or the requirement to repay outstanding indebtedness.

Members of both the AB InBev Group and the SABMiller Group are parties to joint ventures, distribution and other agreements, guarantees and instruments which may contain change of control or other restrictive provisions that may be triggered (or be alleged to be triggered) upon the completion of the Transaction. Some of these agreements may be material and some may contain change of control provisions which provide for or permit, or which may be alleged to provide for or permit, the termination of the agreement or other remedies upon the occurrence of a change of control of one of the parties or, in the case of certain debt instruments, entitle holders to require repayment of all outstanding indebtedness owed to them. In addition, the AB InBev Group and the SABMiller Group have each issued debt instruments and are party to other agreements that may contain restrictions on the merger of, or cessation of business or dissolution of, members of the AB InBev Group and/or the SABMiller Group. Certain of these provisions may be triggered (or be alleged to be triggered) upon consummation of the Transaction and the Transaction-related Divestitures.

If, upon review of these agreements, AB InBev and SABMiller determine that such provisions can be waived by the relevant counterparties, they may decide to seek such waivers. In the absence of such waivers, the operation of the change of control or other restrictive provisions, if any, could result in the loss of material contractual rights and benefits, the termination of the relevant agreements or the requirement to repay outstanding indebtedness or to make certain other payments. Alternatively, in respect of certain debt instruments, the parties may decide to seek to effect certain restructuring transactions or redeem the instruments in accordance with their terms. Both of these approaches may be subject to uncertainty and may result in significant costs to the Combined Group.

In addition, various compensation and benefit programs with members of SABMiller senior management and directors and other SABMiller Group employees contain change of control provisions providing for vesting of stock options and other share-based awards, accelerated payouts under certain pension and bonus plans and tax gross-ups to be paid following the completion of the Transaction. AB InBev has taken into account potential payments arising from the operation of change of control provisions, including compensation arising from change of control provisions in employment agreements, but such payments may exceed AB InBev’s expectations.

AB InBev intends for the Transaction to be implemented through a complex cross-border structure and failure to implement the Transaction in this manner may result in significant costs to the Combined Group.

It is intended that the Transaction will be implemented by way of a three-stage process involving: (i) a UK law court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006; (ii) a Belgian law voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids; and (iii) a Belgian law merger by absorption under the Belgian Companies Code (which is a merger in accordance with Belgian law whereby the holding company is merged into its subsidiary, with the subsidiary being the surviving company).

This complex structure will involve a series of steps, in multiple legal jurisdictions. The implementation of the Proposed Structure is dependent on the actions and approval of a number of third parties, including governmental and regulatory bodies, which are beyond AB InBev’s control, and on regulations and legislation in force as at the date of publication of the November Rule 2.7 Announcement. It may eventually not be possible, whether as a result of a change in law or otherwise, to implement the Transaction as currently intended, but AB InBev may be required to complete the Transaction in any event.

On 11 November 2015, AB InBev entered into a Tax Matters Agreement with Altria (a copy of which is incorporated by reference as Exhibit 10.2 to the registration statement of which this prospectus forms a part), pursuant to which it (and, after completion of the Transaction, Newbelco) will provide assistance and co-operation to, and will give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the Transaction. If certain of these representations or undertakings are breached, including, potentially, because the structure of the Transaction is required to be amended, AB InBev (and, after the completion of the Transaction, Newbelco) may be required to indemnify Altria for certain tax costs it may incur in relation to the Transaction.

The AB InBev Group may not be able to successfully integrate the SABMiller Group or realize the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant fees and other costs the AB InBev Group incurs in connection with the Transaction.

Achieving the advantages of the Transaction will depend partly on the rapid and efficient combination of the AB InBev Group’s activities with the SABMiller Group, two groups of considerable size which functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process involves inherent costs and uncertainties. These uncertainties are exacerbated because the SABMiller Group is active in new or developing markets in which the AB InBev Group does not have significant operations, and because AB InBev had little opportunity to perform detailed due diligence on the SABMiller Group prior to or after the announcement of the proposed Transaction. As compared to the AB InBev Group, the Combined Group may face increased exposure to certain risks as a result of the Transaction. For example:

•	the SABMiller Group has entered into important strategic partnerships in a number of Eurasian and African countries. The Combined Group may face challenges in continuing to develop collaborative relationships with these partners in order to ensure that decisions are taken in such partnerships which promote the strategic and business objectives of the Combined Group; and

•	the SABMiller Group operates its business and markets its products in developing markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. The SABMiller Group is not subject to the same laws relating to corruption that the AB InBev Group is subject to, and there is a risk that improper actions taken by its employees or representatives of its subsidiaries, affiliates, associates, joint ventures or other business interests may expose the Combined Group to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with such misconduct, even if unwarranted or baseless, could damage the reputation and sales of the Combined Group.

Furthermore, there is no assurance that the Transaction will achieve the benefits AB InBev anticipates from the integration. AB InBev believes that the consideration expected to be paid is justified, in part, by the procurement and engineering savings, brewery and distribution efficiency gains, best practice sharing and other cost savings, synergies and benefits that AB InBev expects to achieve by combining the SABMiller Group’s operations with the AB InBev Group’s own. However, these expected savings, gains, synergies and other benefits may not be achieved, and the assumptions upon which AB InBev determined the consideration paid to former SABMiller shareholders in connection with the Belgian Offer may prove to be incorrect. The implementation of the Transaction and the successful integration of the SABMiller Group’s operations into the AB InBev Group’s will also require a significant amount of management time and, thus, may affect or impair management’s ability to run the businesses effectively during the period prior to the completion of the Transaction and the integration of the businesses thereafter.

In addition, the AB InBev Group and the SABMiller Group have incurred, and will continue to incur, significant transaction fees and other costs associated with the Transaction. These fees and costs are substantial and include financing, financial advisory, legal and accounting fees and expenses. In addition, the Combined Group may face additional unanticipated costs as a result of the integration of the AB InBev Group and the SABMiller Group which would offset any realized synergy benefits resulting from the Transaction.

Finally, the Tax Matters Agreement AB InBev has entered into with Altria imposes some limits on the ability of the Combined Group to effect some group reorganizations after the completion of the Transaction, which may limit Newbelco’s capacity to integrate the SABMiller Group’s operations into those of the AB InBev Group.

Disruption from the Transaction may make it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the Combined Group will operate.

The uncertainty regarding the effect of the Transaction and any related asset divestitures could cause disruptions to the businesses of the AB InBev Group and the SABMiller Group. These uncertainties may materially and adversely affect the AB InBev Group’s or the SABMiller Group’s businesses and their operations and could cause customers, distributors, other business partners and other parties that have business relationships with the AB InBev Group or the SABMiller Group to defer the consummation of other transactions or other decisions concerning the AB InBev Group’s or the SABMiller Group’s businesses, or to seek to change existing business relationships with these companies.

The success of the Combined Group will depend, among other things, on its capacity to retain certain key employees of the AB InBev Group and the SABMiller Group. The key employees of either the AB InBev Group or the SABMiller Group could leave their employment because of the uncertainties about their roles in the Combined Group, difficulties related to the Transaction, or because of a general desire not to remain with the Combined Group. Moreover, the Combined Group will have to address issues inherent in the management of a greater number of employees in some very diverse geographic areas. Therefore, it is not certain that the Combined Group will be able to attract or retain its key employees and successfully manage them, which could disrupt its business and have an unfavorable material effect on its financial position, its income from operations and on the competitive position of the Combined Group.

The Transaction is, and may in the future be, subject to litigation attempting to enjoin its completion.

Members of the AB InBev Group are now and may in the future be party to legal proceedings and claims related to the Transaction. For example, certain private parties have brought a legal challenge to the Transaction, and the court in this private action could enjoin the parties from completing the Transaction or could delay it. For further information, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—SABMiller Transaction” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015. AB InBev believes the claims in the current litigation are without merit and AB InBev intends to defend vigorously against current and any future legal proceedings.

Risks Relating to the Business of the Combined Group

The Combined Group will be exposed to the risks of an economic recession, credit and capital market volatility and economic and financial crisis, which could adversely affect the demand for its products and adversely affect the market price of the Newbelco ordinary shares and Newbelco ADSs.

The Combined Group will be exposed to the risk of a global recession or a recession in one or more of its key markets, credit and capital market volatility and an economic or financial crisis, which could result in lower revenue and reduced profit.

Beer, other alcoholic beverage and soft drink consumption in many of the jurisdictions in which the Combined Group will operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of the Combined Group’s products.

Besides moving in concert with changes in per capita income, beer and other alcoholic beverage consumption also increases or decreases in accordance with changes in disposable income.

Currently, disposable income is low in many of the developing countries in which the Combined Group will operate compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer. Moreover, because a significant portion of the Combined Group’s brand portfolio will consist of premium beers, the Combined Group’s volumes and revenue may be impacted to a greater degree than those of some of its competitors, as some consumers may choose to purchase value or discount brands rather than premium or core brands. For additional information on the categorization of the beer market and the AB InBev Group’s positioning in the various markets in which it operates, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.

Capital and credit market volatility, such as that experienced recently (for example, resulting from the June 2016 referendum in favor of the United Kingdom leaving the European Union), may result in downward pressure on stock prices and the credit capacity of issuers. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Combined Group’s ability to access capital, on its business, results of operations and financial condition, and on the market price of the Newbelco ordinary shares and Newbelco ADSs.

The results of operations of the Combined Group could be affected by fluctuations in exchange rates.

Although AB InBev reports its consolidated results in U.S. dollars, in 2015, it derived approximately 66% of its revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). After taking into account the effects of the Transaction-related Divestitures, the SABMiller Group derives the vast majority of its revenues from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company).

The Combined Group will report its consolidated results in U.S. dollars. After the completion of the Transaction, AB InBev and SABMiller expect that over 70% of the revenues of the Combined Group (not accounting for any possible divestitures other than the Transaction-related Divestitures) will be derived from operating companies that have non-U.S. dollar functional currencies. Consequently, any change in exchange rates between such operating companies’ functional currencies and the U.S. dollar will affect the consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes of the Combined Group, as translational exposures cannot be hedged. Decreases in the value of the Combined Group’s operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to the Combined Group’s financial condition and results of operations.

During 2014 and 2015, several currencies, such as the Argentine peso, Mexican peso, the Brazilian real, the Canadian dollar, the Russian ruble, the euro and the South African rand, underwent significant depreciations compared to the U.S. dollar. Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts the Combined Group records for its foreign assets, liabilities, revenues and expenses, and could have a negative effect on its results of operations and profitability.

For example, AB InBev’s total consolidated revenue was USD 43.6 billion for the year ended 31 December 2015, a decrease of USD 3.5 billion compared to the year ended 31 December 2014. The negative impact of unfavorable currency translation effects on its consolidated revenue in the year ended 31 December 2015 was USD 6.0 billion, primarily as a result of the impact of the currencies listed above (other than the South African rand). In the six-month period ended 30 June 2016, currency translation effects negatively impacted AB InBev’s consolidated revenue by 2.0 billion, mainly arising from currency translation effects in Latin America North, Latin America South, Mexico and Asia Pacific.

More than half of the unfavorable currency translation impact described above resulted from negative currency translation effects in AB InBev’s Latin America North zone, predominately as the result of a depreciation in the Brazilian real relative to the U.S. dollar. AB InBev’s 2015 annual results in Brazilian real were translated at an average rate of 3.26 Brazilian real per U.S. dollar, compared to its 2014 results, which were translated at a rate of 2.35 Brazilian real per U.S. dollar, representing a devaluation of 27.9% year over year.

Several currencies continue to undergo further significant depreciations. As an example, the Brazilian real reached an exchange rate of 3.90 Brazilian real per U.S. dollar on 31 December 2015, though by 30 June 2016 this rate had improved somewhat to 3.21 Brazilian real per U.S. dollar, and in December 2015, the Argentine peso underwent a severe depreciation and reached 13.00 Argentine pesos per U.S. dollar by 31 December 2015 (compared to an average translation rate of 9.11 Argentine pesos per U.S. dollar in 2015 and 8.12 Argentine pesos per U.S. dollar in 2014). In the first half of 2016, the Argentine peso continued to depreciate against the U.S. dollar. Consequently, AB InBev’s results in Argentine pesos for the six-month period ended 30 June 2016 were translated at an average rate of 14.13 Argentine pesos per U.S. dollar. In addition, there has been considerable volatility in the exchange rate between the British pound sterling and the U.S. dollar (and to a lesser extent, between the euro and the U.S. dollar) following the June 2016 referendum in favor of the United Kingdom leaving the European Union.

In addition to currency translation risk, the Combined Group will incur currency transaction risks whenever one of its operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although the Combined Group may opt to have hedging policies in place to manage commodity price and foreign currency risks to protect its exposure to currencies other than its operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long term.

In addition, AB InBev is committed to paying the Cash Consideration and the cash element of the Partial Share Alternative to holders of the Initial Shares (i.e., the former SABMiller shareholders) in connection with the

Belgian Offer in British pounds sterling (and, for former SABMiller shareholders whose names are entered in SABMiller’s South African register who hold their SABMiller ordinary shares in certificated form and for underlying holders of SABMiller ordinary shares held in uncertificated form in the STRATE system, in South African rand), but the committed debt facilities AB InBev entered into are denominated in U.S. dollars and AB InBev expects that as of the completion of the Transaction, a significant majority of the AB InBev Group’s debt will be denominated in U.S. dollars. The AB InBev Group has entered into, and may in the future enter into, financial transactions to mitigate exchange risk between U.S. dollars and British pounds sterling, but these financial transactions and any other efforts taken to better hedge the AB InBev Group’s exposure to the British pound sterling may result in increased costs.

As of 30 June 2016, AB InBev has economically hedged GBP 46.0 billion of the purchase price for the Transaction at an average fixed exchange rate of USD 1.5276 per British pound sterling. Although these derivative contracts are considered to be economic hedges, only a portion of such derivatives qualifies for hedge accounting under IFRS rules, as AB InBev’s functional currency is the euro. As of 30 June 2016, a cumulative USD 9.0 billion negative mark-to-market adjustment related to such hedging has been recognized since the inception of the derivative contracts in 2015 (of which USD 5.9 billion has been recognized in changes in equity and USD 3.1 billion in the income statement), in part as a result of the movement in the exchange rate between the British pound sterling and the U.S. dollar following the June 2016 referendum in favor of the United Kingdom leaving the European Union. Furthermore, the majority of the AB InBev Group’s U.S. dollar denominated debt will be borne by AB InBev, a euro functional currency company and the resulting currency mismatch may result in a material exchange impact on the AB InBev Group’s and, following the completion of the Transaction, the Combined Group’s results of operations.

Moreover, much of the Combined Group’s debt will be denominated in U.S. dollars, while a significant portion of its cash flows are expected to be denominated in currencies other than the U.S. dollar. From time to time the Combined Group may enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of its liabilities to its cash flows could result in increased costs.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and note 27 to AB InBev’s audited consolidated financial statements as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 for further details on AB InBev’s approach to hedging commodity price and foreign currency risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Quantitative and Qualitative Disclosures about Market Risk” in this prospectus and note 21 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for further details on SABMiller’s approach to hedging foreign currency risk.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on the Combined Group’s results of operations.

A significant portion of the Combined Group’s operating expenses will be related to raw materials and commodities, such as malted barley, wheat, corn grits, corn syrup, rice, hops, flavored concentrate, fruit concentrate, sugar, sweetener, water, glass, polyethylene terephthalate (“PET”) and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The supply and price of raw materials and commodities used for the production of the Combined Group’s products could be affected by a number of factors beyond its control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, natural disasters, economic factors affecting growth decisions, political developments, various plant diseases and pests.

It is not possible to predict future availability or prices of the raw materials or commodities required for the Combined Group’s products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations. The foregoing may affect the price and availability of ingredients that the Combined Group may use to manufacture its products, as well as the cans and bottles in which its products are packaged. The Combined Group may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income. To some extent, derivative financial instruments and the terms of supply agreements can protect against increases in materials and commodities costs in the short term. However, derivatives and supply agreements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. To the extent the Combined Group fails to adequately manage the risks inherent in such volatility, including if its hedging and derivative arrangements do not effectively or completely hedge against changes in commodity prices, its results of operations may be adversely impacted. In addition, it is possible that the hedging and derivative instruments the Combined Group may use to establish the purchase price for commodities in advance of the time of delivery may lock the Combined Group into prices that are ultimately higher than actual market prices at the time of delivery. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Quantitative and Qualitative Disclosures about Market Risk” in this prospectus for further details on the approaches of AB InBev and SABMiller, respectively, to hedging commodity price risk.

The production and distribution of the Combined Group’s products may require material amounts of energy, including the consumption of oil-based products, natural gas, biomass, coal and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge the Combined Group’s profitability in certain markets. There is no guarantee that the Combined Group will be able to pass along increased energy costs to its customers in every case.

The production of the Combined Group’s products will also require large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect the Combined Group’s water supply and, as a result, its physical operations. Water may also be subject to price increases in certain areas and changes in water taxation and regulation in certain geographies may result in a negative effect on operating income which could potentially challenge the Combined Group’s profitability in certain markets. There is no guarantee that the Combined Group will be able to pass along increased water costs to its customers in every case.

The Combined Group may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt (including as a result of the Transaction), uncertain market conditions and as a result of the potential downgrading of its credit ratings.

The Combined Group may be required to raise additional funds for its future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all.

AB InBev has obtained financing for the Transaction under a fully committed USD 75.0 billion senior facilities agreement dated 28 October 2015 (the “2015 Senior Facilities Agreement”, a copy of which is incorporated by reference as Exhibit 10.1 to the registration statement of which this prospectus forms a part). These facilities comprised a USD 10.0 billion “Disposals Bridge Facility”, a USD 15.0 billion “Cash/DCM Bridge Facility A”, a USD 15.0 billion “Cash/DCM Bridge Facility B”, a USD 25.0 billion “Term Facility A” and a USD 10.0 billion “Term Facility B”.

In January 2016, AB InBev’s subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) issued bonds in debt capital markets offerings resulting in aggregate net proceeds of approximately USD 47.0 billion. As a result,

AB InBev was required to cancel the two USD 15.0 billion bridge facilities under the 2015 Senior Facilities Agreement and in addition, AB InBev elected to cancel USD 12.5 billion of Term Facility A.

In March 2016, AB InBev issued bonds in a debt capital markets offering under its Euro Medium-Term Notes Programme resulting in aggregate net proceeds of approximately EUR 13.1 billion. As a result, AB InBev elected to cancel the remaining USD 12.5 billion of Term Facility A.

Accordingly, as of the date of this prospectus, the total committed amount under the 2015 Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under Term Facility B and USD 10.0 billion under the Disposals Bridge Facility.

Subject to certain exceptions, AB InBev is required to apply the entirety of the proceeds from any asset disposal in excess of USD 1.0 billion to cancel or repay the commitments or outstanding loans under the Disposals Bridge Facility. Upon or shortly following completion, it is expected that the net proceeds of certain of the Transaction-related Divestitures will repay the Disposals Bridge Facility in full. If any such Transaction-related Divestitures fail to complete, however, then the remainder of the Disposals Bridge Facility will be required to be repaid from the proceeds of certain asset divestitures and/or debt capital markets offerings. Failure to complete the anticipated asset divestitures and debt capital markets offerings would constrain AB InBev’s ability to refinance this indebtedness and require it to seek alternative refinancing sources, which may be unavailable or only available on unattractive terms resulting in higher costs. Whether or not AB InBev is able to refinance the indebtedness incurred in connection with the Transaction through asset disposals, the portion of its consolidated balance sheet that will be represented by debt will increase substantially as compared to its historical position.

The terms of the 2015 Senior Facilities Agreement are described below under “Financing Relating to the Transaction—2015 Senior Facilities Agreement”.

AB InBev expects the portion of its consolidated balance sheet represented by debt to remain significantly higher as compared to its historical position. A continued increased level of debt could have significant consequences, including:

•	increasing the Combined Group’s vulnerability to general adverse economic and industry conditions;

•	limiting the Combined Group’s ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully;

•	limiting the Combined Group’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	impairing the Combined Group’s ability to obtain additional financing in the future, or requiring it to obtain financing involving restrictive covenants;

•	requiring the Combined Group to issue additional equity (possibly under unfavorable conditions), which could dilute its existing shareholders’ equity; and

•	placing the Combined Group at a competitive disadvantage compared to its competitors that have less debt.

In addition, ratings agencies may downgrade the Combined Group’s credit ratings below AB InBev’s current levels, including as a result of the incurrence of the financial indebtedness related to the Transaction. Prior to 15 September 2015, the date on which renewed public speculation relating to the possible business combination between AB InBev and SABMiller began, AB InBev had been assigned a rating of A (stable outlook) by Standard & Poor’s Ratings Services and A2 (positive outlook) by Moody’s Investors Service. Since 15 September 2015, S&P Global Ratings (formerly Standard & Poor’s Ratings Services) downgraded its rating for AB InBev’s long-term debt obligations to A- with stable outlook. In September 2015, Moody’s Investors Service changed AB InBev’s outlook to “Developing”, citing downward rating pressure if the Transaction completes due to higher leverage and certain integration risks, and stating that, if the Transaction does not complete, the rating could be affirmed or even raised. In May 2016, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of A3 (stable outlook) to AB InBev’s long-term debt obligations. As of the date of this prospectus, AB InBev’s credit rating from S&P Global Ratings was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and its credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Any further downgrading of AB InBev’s credit ratings would result in an increase to the interest rate applicable to each of the outstanding facilities under the 2015 Senior Facilities Agreement and may result in the need to refinance some of the outstanding indebtedness of SABMiller which provides holders with redemption rights at a premium when a change of control is accompanied by a rating downgrade below investment grade. Any credit rating downgrade could materially adversely affect the Combined Group’s ability to finance its ongoing operations and its ability to refinance the debt incurred to fund the Transaction, including by increasing the Combined Group’s cost of borrowing and significantly harming its financial condition, results of operations and profitability, including its ability to refinance its other existing indebtedness.

In recent years, AB InBev has given priority to deleveraging, with surplus free cash flow being used to reduce the level of outstanding debt. In light of the increased debt that would result from the completion of the Transaction, deleveraging will remain a priority and may restrict the amount of dividends the Combined Group is able to pay.

The Combined Group’s ability to repay and renegotiate its outstanding indebtedness will depend upon market conditions. In recent years, the global credit markets experienced significant price volatility, dislocations and liquidity disruptions that caused the cost of debt financings to fluctuate considerably. The markets also put downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced and, in some cases, ceased to provide funding to borrowers. If such uncertain conditions persist, the Combined Group’s costs could increase beyond what is anticipated. Such costs could have a material adverse impact on the Combined Group’s cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on the Combined Group’s financial condition and results of operations.

The Combined Group’s results could be negatively affected by increasing interest rates.

The AB InBev Group uses issuances of debt and bank borrowings as a source of funding and it carries a significant level of debt. Nevertheless, pursuant to its capital structure policy, AB InBev aims to optimize shareholder value through cash flow distribution to it from its subsidiaries, while maintaining an investment-grade rating and minimizing cash and investments with a return below its weighted average cost of capital. There can be no assurance that the Combined Group will be able to pursue a similar capital structure policy.

Some of the debt instruments that the AB InBev Group and the SABMiller Group have issued or incurred were issued or incurred at variable interest rates, which will expose the Combined Group to changes in such interest rates. As of 31 December 2015, after certain hedging and fair value adjustments, USD 6.1 billion, or 12.4%, of the AB InBev Group’s interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 43.3 billion, or 87.6%, bore a fixed interest rate. As at 31 March 2016, after taking into account interest rate derivatives, 40% of the SABMiller Group’s net debt bore a fixed rate and the remainder bore a variable rate. Moreover, a significant part of the AB InBev Group’s and the SABMiller Group’s external debt is denominated in non-U.S. dollar currencies, including, with respect to the AB InBev Group, the euro, the pound sterling, the Brazilian real and the Canadian dollar and, with respect to the SABMiller Group, the Australian dollar, the euro and the South African rand. Although the AB InBev Group and the SABMiller Group enter into interest rate swap agreements to manage their interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both their foreign currency risk and interest-rate risk on interest-bearing financial liabilities and the Combined Group may do the same following completion of the Transaction, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and note 27 to AB InBev’s audited consolidated financial statements as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 contained therein, for further details on AB InBev’s approach to foreign currency and interest-rate risk. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Quantitative and Qualitative Disclosures about Market Risk” and note 21 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for further details on SABMiller’s approach to foreign currency and interest rate risk.

Certain of the Combined Group’s operations will depend on independent distributors or wholesalers to sell its products.

Certain of the Combined Group’s operations will be dependent on government-controlled or privately owned but independent wholesale distributors for distribution of its products for resale to retail outlets. See “Item 4. Information on the Company—B. Business Overview—7. Distribution of Products” and “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 for further information in this respect. There can be no assurance as to the financial affairs of such distributors or that these distributors, who will often act both for the Combined Group and its competitors, will not give the Combined Group’s competitors’ products higher priority, thereby reducing their efforts to sell the Combined Group’s products.

In the United States, for instance, the AB InBev Group sells substantially all of its beer to independent wholesalers for distribution to retailers and ultimately consumers. As independent companies, wholesalers make their own business decisions that may not always align themselves with the AB InBev Group’s, or the Combined Group’s, interests. If the Combined Group’s wholesalers do not effectively distribute its products, its financial results could be adversely affected.

In addition, contractual restrictions and the regulatory environment of many markets may make it very difficult to change distributors in a number of markets. In certain cases, poor performance by a distributor or wholesaler is not a sufficient reason for replacement. The Combined Group’s inability to replace unproductive or inefficient distributors could adversely impact its business, results of operations and financial condition.

There may be changes in legislation or interpretation of legislation by regulators or courts that may prohibit or reduce the ability of brewers to own wholesalers and distributors.

In certain countries the Combined Group will have interests in wholesalers and distributors, and such interests may be prohibited if legislation or interpretation of legislation changes. As a condition to receiving regulatory clearance for the Transaction in the United States, AB InBev and the U.S. Department of Justice entered into a consent decree on 20 July 2016, pursuant to which AB InBev’s U.S. subsidiary, Anheuser-Busch Companies LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through AB InBev-controlled distributorships in the U.S. This and any other such limitation imposed on the Combined Group’s ability to purchase or own any interest in distributors could adversely impact its business, results of operations and financial condition.

Competition could lead to a reduction in the Combined Group’s margins, increase costs and adversely affect its profitability.

The Combined Group will compete with both brewers and other drinks companies and its products will compete with other beverages. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of the Combined Group’s competitors in some of the markets in which it will operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues. Consolidation activity has also increased along distribution channels—in the case of both on-trade points of sale, such as pub companies, and off-trade retailers, such as supermarkets. Such consolidation could increase the purchasing power of players in the Combined Group’s distribution channels.

In addition to competition among brewers, the Combined Group will compete against alternative beverages on the basis of factors over which the Combined Group will have little or no control, which may result in fluctuations in demand for the Combined Group’s products. Such factors include variation and perceptions in health consciousness, changes in prevailing economic conditions, changes in the demographic make-up of target consumers, changing social trends and attitudes regarding alcoholic beverages and changes in consumer preferences for beverages. Consumer tastes and behaviors are constantly evolving, and at an increasingly rapid rate. Competition in the beverage industry is expanding and becoming more fragmented, complex and sophisticated.

Competition with brewers and producers of alternative beverages in the Combined Group’s various markets and an increase in the purchasing power of players in its distribution channels could cause it to reduce pricing, increase capital investment, increase marketing and other expenditures, and/or prevent it from increasing prices to recover higher costs, thereby causing it to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on the Combined Group’s business, financial condition and results of operations. Innovation faces inherent risks, and the new products the AB InBev Group and the SABMiller Group have introduced and the new products the Combined Group may introduce may not be successful, while competitors may be able to respond more quickly than the Combined Group to emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

Additionally, the absence of level playing fields in some markets and the lack of transparency, or even certain unfair or illegal practices, such as tax evasion and corruption, may skew the competitive environment in favor of the Combined Group’s competitors, which could have a material adverse effect on the Combined Group’s profitability or ability to operate.

An inability to reduce costs could affect profitability.

The Combined Group’s future success and earnings growth depend in part on its ability to be efficient in producing, advertising and selling its products and services. The SABMiller Group is in the process of executing a major cost saving and efficiency programme and the AB InBev Group is pursuing a number of initiatives to improve operational efficiency. If the SABMiller Group, the AB InBev Group and/or the Combined Group fail for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term. Failure to generate significant cost savings and margin improvement through these initiatives could adversely affect the Combined Group’s profitability and its ability to achieve its financial goals.

The Combined Group will be exposed to developing market risks, including the risks of devaluation, nationalization and inflation.

A substantial proportion of the Combined Group’s operations will be carried out in developing markets, which may include Argentina, Bolivia, Brazil, China, Colombia, Ecuador, El Salvador, Honduras, India, Mexico, Paraguay, Peru, Russia, South Africa, South Korea, Ukraine and several other African countries. The AB InBev Group also has equity investments in brewers in China.

The Combined Group’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, crime and lack of law enforcement. Such factors could affect the Combined Group’s results by causing interruptions to its operations or by increasing the costs of operating in those countries or by limiting its ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil, Argentina, Turkey and Russia have periodically experienced extremely high rates of inflation), devaluation (for example, the Brazilian, Argentine, Colombian, Peruvian, Turkish and several African currencies have devalued frequently during the last several decades), price volatility, currency convertibility and country default.

These various factors could adversely impact the Combined Group’s business, results of operations and financial condition. Moreover, the economies of developing countries are often affected by developments in other developing market countries and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which the Combined Group will operate. Due to the Combined Group’s expected geographic mix, these factors could affect the Combined Group more than its competitors with less exposure to developing markets, and any general decline in developing markets as a whole could impact the Combined Group disproportionately compared to its competitors.

Economic and political events in Argentina may adversely affect the Combined Group’s Argentine operations.

AB InBev’s subsidiary Ambev indirectly owns 100% of the issued share capital of a holding company with operating subsidiaries in Argentina and other South American countries. Net revenues from these operating subsidiaries in Argentina corresponded to 4.8% of AB InBev’s total revenue and 5.4% of its EBITDA, as defined, for the year ended 31 December 2015. For AB InBev’s definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—EBITDA, as defined” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015. In addition, SABMiller indirectly owns 100% of the issued share capital of Cervecería Argentina SA Isenbeck, a brewer located in Argentina. In the past, the Argentine economic, social and political situation has deteriorated and may continue to do so. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation, Argentina’s selective default on its restructured debt in July 2014 and deteriorating macroeconomic conditions in Argentina could have a material adverse effect on the Combined Group’s Latin American operations, its financial condition and its results.

During recent years, the Argentine government has increased its direct intervention in the Argentine economy, including the establishment of currency controls. However, on 16 December 2015, the Argentine government announced that it was lifting these currency controls, which led to a 26.5% devaluation against the U.S. dollar on 17 December 2015. Since December 2015, the Argentine peso has continued to depreciate against the U.S. dollar and the devaluation may lead to further unpredictable consequences for the value of the Argentine peso, including possible further depreciation. Further devaluations in the future, if any, may decrease the AB InBev Group’s, the SABMiller Group’s and/or the Combined Group’s net assets in Argentina, with a balancing entry in their equity.

If the economic or political situation in Argentina further deteriorates, the Combined Group’s Latin American operations may be subject to additional restrictions under new foreign exchange, export repatriation or expropriation regimes that could adversely affect its liquidity and operations, and its ability to access funds from Argentina.

Political events in Ukraine, related sanctions adopted by the European Union and the United States targeting Russia and economic events in Russia may adversely affect the Combined Group’s operations in Ukraine, Russia and elsewhere in the region.

As of 31 December 2015, AB InBev indirectly owned 98.1% of the issued share capital of PJSC SUN InBev Ukraine in Ukraine, the net revenues of which accounted for less than 1% of its total revenues in 2015. The AB InBev Group also owns and operates beer production facilities in Ukraine. In addition, as of 31 December 2015 it indirectly owned 99.8% of the issued share capital of SUN InBev OJSC in Russia, the net revenues of which accounted for less than 2% of AB InBev’s total revenues in 2015.

SABMiller has a strategic alliance with Anadolu Efes Biracılık ve Malt Sanayii AŞ (“Anadolu Efes”) relating to brewing, soft drinks and export operations in Turkey, Russia and Ukraine through an indirect 24% effective interest in Anadolu Efes. SABMiller’s ownership interest in Anadolu Efes is carried as an asset on SABMiller’s balance sheet. In addition, Anadolu Efes purchases lager from SABMiller and pays royalties to SABMiller in connection with licenses provided to it by SABMiller. As a result of its ownership interest, SABMiller receives dividends from Anadolu Efes (for the year ended 31 March 2016: USD 24 million, for the year ended 31 March 2015: USD nil). For the year ended 31 March 2015, SABMiller recorded a USD 63 million exceptional charge as a result of its share of Anadolu Efes’ impairment charge relating to its beer businesses in Russia and Ukraine.

Severe political instability threatens Ukraine following civilian riots, which began in November 2013, the ousting of the Ukrainian President in February 2014, and subsequent military action in the destabilized country operating under a temporary government. As a result of ongoing conflict in the region, the United States and the European Union have imposed sanctions on certain individuals and companies in Ukraine and Russia. These sanctions are targeted at persons threatening the peace and security of Ukraine, senior officials of the Government of the Russian Federation and the energy, defense and financial services sectors of Russia, but they have had macroeconomic consequences beyond those persons and industries. In response, Russia instituted a set of reciprocal sanctions, and in August 2014 it imposed a one-year import ban on certain agricultural products, food and raw materials from countries that have imposed sanctions against Russia.

In December 2014, the United States imposed further sanctions aimed at blocking new investment in the Crimea region of Ukraine and trade between the United States or U.S. persons and Crimea. These sanctions also authorized the United States government to impose sanctions on any persons determined to be operating in the Crimea region of Ukraine. Both the United States and the European Union sanctions remain in place as of the date of this prospectus. SUN InBev OJSC conducts, and in the past PJSC SUN InBev Ukraine has conducted, limited selling and distribution activities in the Crimea region. AB InBev continues to monitor its subsidiaries’ activities in light of the restrictions imposed by these and any future sanctions.

Political instability in the region has combined with low worldwide oil prices to significantly devalue the Russian ruble and may continue to have a negative impact on the Russian economy. In addition, the Ukrainian hryvnia has also experienced significant devaluation since the beginning of 2014. The possibility of additional sanctions implemented by the United States and/or the European Union against Russia or vice versa, continued political instability, civil strife, deteriorating macroeconomic conditions and actual or threatened military action in the region may result in serious economic challenges in Ukraine, Russia and the surrounding areas. This could have a material adverse effect on the Combined Group’s operations in the region and on the results of operations of its Europe segment, and may result in impairment charges on goodwill or other intangible assets.

The size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may decrease the Combined Group’s ability to successfully carry out further acquisitions and business integrations.

In the past, the AB InBev Group and the SABMiller Group have made acquisitions of, investments in and joint ventures and similar arrangements with, other companies and businesses. Much of the AB InBev Group’s growth in recent years is attributable to such transactions, including the combination of Interbrew S.A. and Ambev S.A. (“Ambev”) in 2004, the combination of InBev and Anheuser-Busch in 2008 and the combination of AB InBev and Grupo Modelo, S. de R.L. de C.V. (“Grupo Modelo”) in 2013.

The Combined Group may be unsuccessful in the implementation of future acquisitions, investments or joint ventures or alliances.

The Combined Group will need to identify suitable acquisition targets and agree on the terms with them if it is to make further acquisitions. The size of the Combined Group and its position in the markets in which it operates may make it harder to identify suitable targets, including because it may be harder for the Combined Group to obtain regulatory approval for future transactions. If appropriate opportunities do become available, the Combined Group may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

In addition, after completion of any transaction in the future, the Combined Group may be required to integrate the acquired companies, businesses or operations into its existing operations. Such transactions may also involve the assumption of certain actual or potential, known or unknown liabilities, which may have a potential impact on its financial risk profile. These risks and limitations may limit the Combined Group’s ability to implement its global strategy and its ability to achieve future business growth.

An impairment of goodwill or other intangible assets would adversely affect the Combined Group’s financial condition and results of operations.

AB InBev has recognized significant goodwill on its balance sheet through acquisitions. For example, as a result of the combination with Grupo Modelo in 2013, AB InBev recognized USD 19.6 billion of goodwill on its balance sheet and recorded several brands from the Grupo Modelo business (including brands in the Corona brand family, among others) as intangible assets with indefinite useful lives with a fair value of USD 4.7 billion. Similarly, as a result of the 2008 Anheuser-Busch acquisition, AB InBev recognized USD 32.9 billion of goodwill on its balance sheet and recorded several brands from the Anheuser-Busch business (including brands in the Budweiser brand family, among others) as intangible assets with indefinite useful lives with a fair value of USD 21.4 billion.

Additionally, upon completion of the Transaction, the Combined Group will recognize a significant amount of incremental goodwill on its balance sheet. AB InBev’s current estimate of this amount is USD 89.5 billion (as reflected in, and subject to the uncertainties described above regarding, the Combined Group’s pro forma financial information).

AB InBev’s accounting policy (and that of the Combined Group) considers brands and distribution rights for AB InBev’s own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized. After the completion of the Transaction, AB InBev will record brands and other intangibles from the SABMiller business as intangible assets with indefinite useful lives. AB InBev’s current estimate of the fair value of such brands and other intangibles is USD 17.3 billion.

As of 31 December 2015, AB InBev’s goodwill amounted to USD 65.1 billion and intangible assets with indefinite useful lives amounted to USD 27.7 billion, while as at 31 March 2016, SABMiller’s goodwill amounted to USD 14.3 billion. If the combination of AB InBev’s and SABMiller’s businesses meets with unexpected difficulties or if the Combined Group’s business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on the Combined Group’s results of operations and financial condition.

The Combined Group will rely on the reputation of its brands.

The Combined Group’s success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. The image and reputation of its products may be reduced in the future and concerns about product quality, even when unfounded, could tarnish the image and reputation of its products. An event, or series of events, that materially damages the reputation of one or more of the Combined Group’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of the Combined Group’s products may be costly and may not be possible.

Moreover, the Combined Group’s marketing efforts will be subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising beer and other alcoholic beverage products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain the Combined Group’s brand building potential and thus reduce the value of its brands and related revenues.

Negative publicity, perceived health risks and associated government regulation may harm the Combined Group’s business.

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of the Combined Group’s products could decrease materially. In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries. This attention is the result of health concerns related to the harmful use of alcohol, including drink driving, excessive, abusive and underage drinking and drinking while pregnant, as well as health concerns such as obesity and diabetes related to the overconsumption of food and soft drinks. Negative publicity regarding beer, other alcoholic beverage or soft drink consumption, publication of studies that indicate a significant health risk from the consumption of beer, other alcoholic beverages or soft drinks, or changes in consumer perceptions in relation to beer, other alcoholic beverages or soft drinks generally could adversely affect the sale and consumption of the Combined Group’s products and could harm its business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns.

For example, in May 2013, the World Health Assembly endorsed the World Health Organization’s Global Action Plan for the Prevention and Control of Noncommunicable Diseases (NCDs) 2013–2020. The harmful use of alcohol has been cited as a risk factor for NCDs. The action plan for NCDs calls for at least a 10% relative reduction in the harmful use of alcohol, as appropriate, within national contexts.

As a further example, the Russian authorities have adopted legislative changes linked to concerns about the harmful use of alcohol. In 2012, Russia adopted bans on the sale of beer in kiosks and the sale of beer between the hours of 11:00 p.m. and 8:00 a.m., a ban on beer advertisements on television, internet, printed media, radio and outdoor beer advertisements and a further increase in excise taxes on beer. Between 2009 and 2016, the beer excise rate increased ten times—from RUB 3/liter to RUB 20/liter. Russia has also adopted prohibitions on the production of plastic beer bottles larger than 1.5 liters effective 1 January 2017. Sales of beer in plastic bottles of that size will be prohibited effective 1 June 2017. Other legislative proposals discussed in Russia include the imposition of production and turnover licensing requirements and a requirement that companies that engage in the production and marketing of beer and other malt beverages register under the Unified State Automated Information System. In addition, effective 1 January 2015, Russia now imposes a levy on manufacturers and importers that do not meet certain waste recycling targets.

Similarly, in Ukraine, from 2013 to 2014, the beer excise tax rate increased 42.5% to UAH 1.24/liter in 2014 and as of 1 January 2016, the excise tax rate for beer doubled to UAH 2.48/liter. At the end of December 2014, the Ukrainian Parliament significantly changed the regulatory environment for beer, making it legally equivalent to spirits. As of July 2015, beer cannot be advertised in printed media, by indoor or outdoor advertisement, on the metro and other public transportation, nor on radio and television between the hours of 6:00 p.m. and 11:00 a.m. In addition, production, wholesale and retail licensing requirements and wholesale, import and export certifications have been imposed. Effective 1 January 2015, Ukraine has also implemented a new excise tax of 5% for retailers on certain products, including beer and other alcoholic beverages.

Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing the Combined Group’s marketing and other commercial practices.

Key brand names will be used by the Combined Group, its subsidiaries, associates and joint ventures, and are licensed to third-party brewers. To the extent that the Combined Group or one of its subsidiaries, associates, joint ventures or licensees is subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition. As a significant portion of the Combined Group’s operations will occur in developing and growth markets, there is a greater risk that the Combined Group may be subject to negative publicity, in particular in relation to labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of the Combined Group’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact the Combined Group’s business, results of operations, cash flows and financial condition.

Demand for the Combined Group’s products may be adversely affected by changes in consumer preferences and tastes.

The Combined Group will depend on its ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health and wellness, concerns about obesity or alcohol consumption, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against the AB InBev Group, the SABMiller Group, the Combined Group or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products in the category. Failure by the Combined Group to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact the Combined Group’s business, results of operations and financial condition.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for the Combined Group’s products.

Seasonal consumption cycles and adverse weather conditions in the markets in which the Combined Group will operate may have an impact on its operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes. Demand for beer is normally more depressed in major markets in the Northern Hemisphere during the first and fourth quarters of each year, and the Combined Group’s consolidated net revenue from those markets will therefore normally be lower during this time.

Although this risk is somewhat mitigated by the Combined Group’s relatively balanced footprint in both hemispheres, the Combined Group will continue to be relatively more exposed to the markets in the Northern Hemisphere than to the markets in the Southern Hemisphere, which could adversely impact its business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect the Combined Group’s business or operations, and water scarcity or poor quality could negatively impact its production costs and capacity.

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, the Combined Group may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for its products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require the Combined Group to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on the Combined Group’s business and results of operations.

The Combined Group will also face water scarcity and quality risks. Clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, over-exploitation, increasing pollution, and poor water management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, the Combined Group may be affected by increasing production costs or capacity constraints, which could adversely affect its business and results of operations.

The Combined Group is required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the EU Emissions Trading Scheme. If the Combined Group is unable to measure, track and disclose information accurately and in a timely manner, it could be subject to civil penalties for non-compliance in the various EU member jurisdictions in which it will operate. In addition, the need for the Combined Group to comply with the EU Emissions Trading Scheme could result in increased operational costs if the Combined Group is unable to meet its compliance obligations and exceeds its emission allocations. There is also a risk of new environmental regulation in many geographies where the Combined Group will operate, including the EU, U.S. and China, among others. For example, in May 2014, the State Council of the People’s Republic of China issued a plan that sets compulsory reduction goals related to pollutant emissions, energy consumption and carbon emissions that could require additional investment, business capabilities or operational changes.

If any of the Combined Group’s products is defective or found to contain contaminants, the Combined Group may be subject to product recalls or other liabilities.

The AB InBev Group and the SABMiller Group take, and the Combined Group will take, precautions to ensure that their beverage products and their associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality-control programs and various technologies for primary materials, the production process and their final products. The AB InBev Group and the SABMiller Group have established procedures to correct issues or concerns that are detected and the Combined Group will continue to implement those procedures.

In the event that contamination or a defect does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on the Combined Group’s business, reputation, prospects, financial condition and results of operations.

Although the AB InBev Group and the SABMiller Group maintain, and the Combined Group will maintain, insurance policies against certain product liability (but not product recall) risks, the AB InBev Group, the SABMiller Group and/or the Combined Group may not be able to enforce their rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that the AB InBev Group, the SABMiller Group and/or the Combined Group recover may not be sufficient to offset any damage they may suffer, which could adversely impact their business, results of operations and financial condition.

The Combined Group may not be able to protect its intellectual property rights.

The Combined Group’s future success depends significantly on its ability to protect its current and future brands and products and to defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. The AB InBev Group and the SABMiller Group have been granted numerous trademark registrations covering their brands and products and have filed, and expect the Combined Group to continue to file, trademark and patent applications seeking to protect newly developed brands and products. The AB InBev Group, the SABMiller Group and/or the Combined Group cannot be sure that trademark and patent registrations will be issued with respect to any of their applications. There is also a risk that the AB InBev Group, the SABMiller Group and/or the Combined Group could, by omission, fail to renew a trademark or patent on a timely basis or that their competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, them.

Although the AB InBev Group and the SABMiller Group have taken appropriate action to protect their portfolio of intellectual property rights (including trademark registration and domain names), they cannot be certain that the steps they have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. Moreover, some of the countries in which the Combined Group will operate offer less efficient intellectual property protection than is available in Europe or the United States. If the Combined Group is unable to protect its proprietary rights against infringement or misappropriation, it could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition, and in particular, on its ability to develop its business.

The Combined Group will rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect the Combined Group’s business.

The Combined Group will rely on third-party suppliers for a range of raw materials for its beer and non-beer products, such as malted barley, corn grits, corn syrup, rice, hops, water, flavored concentrate, fruit concentrate, sugar and sweeteners, and for packaging material, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The Combined Group may seek to limit its exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. The Combined Group may have a limited number of suppliers of aluminum cans and glass bottles. Consolidation of the aluminum can industry and glass bottle industry in certain markets in which the Combined Group will operate has reduced local supply alternatives and increased the risk of disruption to aluminum can and glass bottle supplies. Although the Combined Group will generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet the contractual obligations it owes to the Combined Group or otherwise deliver materials consistent with current usage would or may require the Combined Group to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with that supplier and this could have a material impact on its production, distribution and sale of beer, other alcoholic beverages and soft drinks and have a material adverse effect on its business, results of operations, cash flows or financial condition.

A number of the Combined Group’s key brand names will be both licensed to third-party brewers and used by companies over which the Combined Group will not have control. See “Item 4. Information on the Company—B. Business Overview—8. Licensing” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and “The Business of SABMiller—Licenses” for more information on the AB InBev Group’s and the SABMiller Group’s licensing and franchise agreements, respectively. If the Combined Group is unable to maintain these arrangements on favorable terms, this could have a material adverse effect on its business, results of operations, cash flows or financial condition.

The Combined Group will monitor brewing quality to ensure its high standards, but, to the extent that one of these key licensed brand names is subject to negative publicity, it could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition.

For certain packaging supplies and raw materials, the Combined Group will rely on a small number of important suppliers. In addition, certain companies within the Combined Group may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause the Combined Group to spend increased amounts on such supplies in the future. If these suppliers became unable to continue to meet the Combined Group’s requirements, and the Combined Group is unable to develop alternative sources of supply, the Combined Group’s operations and financial results could be adversely affected.

The consolidation of retailers may adversely affect the Combined Group.

The retail industry in Europe and in many countries in which the Combined Group will operate continues to consolidate. Large retailers may seek to improve profitability and sales by asking for lower prices or increased trade spending. The efforts of retailers could result in reduced profitability for the beer industry as a whole and indirectly adversely affect the Combined Group’s financial results.

The Combined Group could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern the Combined Group’s operations.

The Combined Group’s business will be highly regulated in many of the countries in which the Combined Group or its licensed third parties will operate. The regulations adopted by the authorities in these countries govern many parts of the Combined Group’s future operations, including brewing, marketing and advertising (in particular to ensure the Combined Group’s advertising is directed to individuals of legal drinking age), environmental protection, transportation, distributor relationships and sales. The Combined Group may be subject to claims that it has not complied with existing laws and regulations, which could result in fines and penalties or loss of operating licenses. The Combined Group will also routinely be subject to new or modified laws and regulations with which it must comply in order to avoid claims, fines and other penalties, which could adversely impact the Combined Group’s business, results of operations and financial condition. The Combined Group may also be subject to laws and regulations aimed at reducing the availability of beer and other alcoholic beverage products in some of the Combined Group’s markets to address alcohol abuse and other social issues. There can be no assurance that the Combined Group will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with the Combined Group’s beer, other alcoholic beverage and soft drinks businesses.

Certain U.S. states and various countries have adopted laws and regulations that require deposits on beverages or establish refillable bottle systems. Such laws generally increase beer prices above the costs of deposit and may result in sales declines. Lawmakers in various jurisdictions in which the Combined Group will operate continue to consider similar legislation, the adoption of which would impose higher operating costs on the Combined Group while depressing sales volume.

The level of regulation to which the Combined Group’s businesses will be subject can be affected by changes in the public perception of beer, other alcoholic beverage and soft drink consumption. In recent years, there has been increased social and political attention in certain countries directed at the beer, other alcoholic beverage and soft drink industries, and governmental bodies may respond to any public criticism by implementing further regulatory restrictions on advertising, opening hours, drinking ages or marketing activities (including the marketing or selling of beer at sporting events). Such public concern and any resulting restrictions may cause the social acceptability of beer, other alcoholic beverages or soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on the Combined Group’s business, financial condition and results of operations. For further detail regarding common regulations and restrictions on the AB InBev Group and the SABMiller Group, see “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Key Factors Affecting Results of Operations— Governmental Regulations and Excise Taxes” elsewhere in this prospectus.

If the Combined Group does not successfully comply with laws and regulations designed to combat governmental corruption in countries in which it sells its products, it could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause its reputation, its sales or its profitability to suffer.

The Combined Group will operate its business and market its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although the Combined Group will be committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees or representatives of the Combined Group’s subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and Brazilian Law No. 12,846/13 (an anti-bribery statute that was enacted in January 2014). Such actions could expose the Combined Group to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage the Combined Group’s reputation and sales.

In respect of the U.S. Foreign Corrupt Practices Act, AB InBev has been cooperating with the U.S. Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice in connection with their investigations into the relationships of the AB InBev Group’s current and former affiliates in India, including its former non-consolidated Indian joint venture, which AB InBev exited during 2015. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015. On 8 June 2016, the U.S. Department of Justice notified AB InBev that it was closing its investigation and would not be pursuing enforcement action in this matter. AB InBev is continuing to cooperate in the SEC’s ongoing investigation and is in discussions with the SEC to resolve this matter.

In Brazil, governmental authorities are currently investigating consulting services provided by a firm part-owned by a former elected government official who has been subject to prosecution. AB InBev’s subsidiary, Ambev, has, in the past, hired the services of this consulting firm. AB InBev has reviewed its internal controls and compliance procedures in relation to these services and has not identified any evidence of misconduct.

The Combined Group will be exposed to the risk of litigation.

The AB InBev Group and the SABMiller Group are now, and the Combined Group may in the future be, party to legal proceedings and claims and significant damages may be asserted against them. See “Item 8.

Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and note 30 to its audited consolidated financial statements as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 for a description of certain material contingencies which AB InBev believes are reasonably possible (but not probable) to be realized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Contractual Obligations and Contingencies” and note 24 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for a description of certain material contingencies for which SABMiller has stated that it believes it is probable that a transfer of economic benefits will be required to settle an obligation. Given the inherent uncertainty of litigation, it is possible that the AB InBev Group, the SABMiller Group and/or the Combined Group might incur liabilities as a consequence of the proceedings and claims brought against them, including those that are not currently believed by the AB InBev Group or the SABMiller Group to be reasonably possible.

Moreover, companies in the alcoholic beverage industry and soft drink industry are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcoholic beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage to the AB InBev Group, the SABMiller Group and/or the Combined Group or its brands, this could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial position. See note 20 to AB InBev’s unaudited consolidated financial statements as at 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015, “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Contractual Obligations and Contingencies—Contingencies and Legal Proceedings” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 for additional information on litigation matters.

AB InBev’s failure to satisfy its obligations under the Grupo Modelo settlement agreement could adversely affect the Combined Group’s financial condition and results of operations.

The settlement agreement AB InBev reached with the U.S. Department of Justice in relation to the combination of the AB InBev Group with Grupo Modelo includes a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam. AB InBev’s and, following the completion of the Transaction, the Combined Group’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. If either AB InBev or the Combined Group fails to fulfill its obligations under the settlement, whether intentionally or inadvertently, it could be subject to monetary fines. See “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Settlement Agreement” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.

The beer and beverage industry may be subject to adverse changes in taxation.

Taxation on beer, other alcoholic beverage and soft drink products in the countries in which the Combined Group will operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as VAT). In many jurisdictions, excise and other indirect taxes and duties, including additional duties resulting from legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to the Combined Group’s products either on an absolute basis or relative to the levels applicable to other beverages will tend to adversely affect the Combined Group’s revenue or margins, both by reducing overall consumption of the Combined Group’s products and by encouraging consumers to switch to other categories of beverages. These increases may also adversely affect the affordability of the Combined Group’s products and its profitability. In 2014, Russia, Ukraine, Australia, South Africa, Egypt and Singapore, among others, increased beer excise taxes.

In Russia, between 2009 and 2016, the beer excise rate increased ten times—from RUB 3/liter to RUB 20/liter. Similarly, in Ukraine, from 2013 to 2014, the beer excise tax rate increased 42.5% to UAH 1.24/liter in 2014 and in 2015 an additional 5% excise tax was imposed on retailers of certain products, including beer and other alcoholic beverages. As of 1 January 2016, the beer excise tax in Ukraine doubled to UAH 2.48/liter. These tax increases have resulted in significant price increases in both countries, and continue to reduce sales of beer by the AB InBev Group and the SABMiller Group and their respective associates. See “—Negative publicity, perceived health risks and associated government regulation may harm the Combined Group’s business”.

In the United States, the brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 liters) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and in the future these taxes could increase. Increases in excise taxes on alcohol could adversely affect the Combined Group’s United States business and its profitability.

Minimum pricing is another form of fiscal regulation that could affect the Combined Group’s profitability. In 2012, the Scottish Government legislated to introduce a minimum unit price for alcoholic beverages (although its implementation was blocked by a decision of the Court of Justice of the European Union in December 2015). In November 2012, the UK Government published for consultation its own proposal to introduce a minimum unit price for alcoholic beverages; following the consultation, in July 2013, the UK government decided not to pursue minimum unit pricing. In October 2013, Northern Ireland and the Republic of Ireland decided to implement a cross-border minimum unit price for alcoholic beverages calculated on a sale price per gram of alcohol, although the question of legality under EU law remains to be determined.

Proposals to increase excise or other indirect taxes, including legislation regarding minimum alcohol pricing, may result from the current economic climate and may also be influenced by changes in the public perception regarding the consumption of beer, other alcoholic beverages and soft drinks. To the extent that the effect of the tax reforms described above or other proposed changes to excise and other indirect duties in the countries in which the Combined Group will operate is to increase the total burden of indirect taxation on the Combined Group’s products, the results of the Combined Group’s operations in those countries could be adversely affected.

In addition to excise and other indirect duties, the Combined Group will be subject to income and other taxes in the countries in which it operates. There can be no assurance that the operations of the Combined Group’s breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities or that the Combined Group and its subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements.

For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting or initiatives at the European Union level (including the anti-tax avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. Any such increases or changes in taxation would tend to adversely impact the Combined Group’s results of operations.

The Combined Group will be exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws.

The Combined Group will be subject to antitrust and competition laws in the jurisdictions in which it operates, and in a number of jurisdictions where the Combined Group will produce and/or sell a significant portion of the beer consumed. Consequently, the Combined Group may be subject to regulatory scrutiny in certain of these jurisdictions and in June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev (see note 20 to AB InBev’s unaudited consolidated financial statements as at 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015 for further details). For instance, AB InBev’s Brazilian listed subsidiary, Ambev, has been subject to monitoring by antitrust authorities in Brazil (see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Antitrust Matters” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015). There can be no assurance that the introduction of new competition laws in the jurisdictions in which the Combined Group will operate, the interpretation of existing antitrust or competition laws or the enforcement of existing antitrust or competition laws, or any agreements with antitrust or competition authorities, against the Combined Group or its subsidiaries, including Ambev, will not affect the Combined Group’s business or the businesses of its subsidiaries in the future.

The Combined Group’s operations will be subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

The Combined Group’s operations will be subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability that might adversely affect the Combined Group’s operations. The environmental regulatory climate in the markets in which the AB InBev Group and the SABMiller Group operate and in which the Combined Group will operate is becoming stricter, with a greater emphasis on enforcement.

While the AB InBev Group and the SABMiller Group have continuously invested in reducing their environmental risks and budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that they and/or the Combined Group will not incur substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

AB InBev’s subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and the AB InBev Group’s operations in Cuba may adversely affect the Combined Group’s reputation and the liquidity and value of its securities.

On 28 January 2014, a subsidiary of AB InBev’s subsidiary Ambev acquired from AB InBev a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, AB InBev indirectly owns, through its subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cervecería Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cervecería Bucanero S.A.’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of AB InBev’s non-U.S. subsidiaries. In 2015, Cervecería Bucanero S.A. sold 1.5 million hectoliters, representing about 0.3% of the AB InBev Group’s global volume of 457 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

The U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions based on U.S. foreign policy towards Cuba. Although the AB InBev Group’s operations in Cuba through its subsidiary Ambev are quantitatively immaterial, the Combined Group’s overall business reputation may suffer or it may face additional regulatory scrutiny as a result of the AB InBev Group’s activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future. Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. In 2009, AB InBev received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cervecería Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by AB InBev through its former ownership and management of Cervecería Bucanero S.A. Although AB InBev has attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, it is currently unable to express a view as to the validity of such claim, or as to the claimants’ standing to pursue it.

The Combined Group may not be able to recruit or retain key personnel.

In order to develop, support and market its products, the Combined Group must hire and retain skilled employees with particular expertise. The implementation of the Combined Group’s strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.

The Combined Group will face various challenges inherent in the management of a large number of employees across diverse geographical regions. It is not certain that the Combined Group will be able to attract or retain key employees and successfully manage them, which could disrupt its business and have an unfavorable material effect on its financial position, income from operations and competitive position.

The Combined Group will be exposed to labor strikes and disputes that could lead to a negative impact on its costs and production level.

The Combined Group’s success depends on maintaining good relations with its workforce. In several of its operations, a majority of the Combined Group’s workforce will be unionized. For instance, a majority of the hourly employees at the AB InBev Group’s and the SABMiller Group’s breweries in several key countries in different geographies are represented by unions. The Combined Group’s production may be affected by work stoppages or slowdowns as a result of disputes under existing collective labor agreements with labor unions. The Combined Group may not be able to satisfactorily renegotiate its collective labor agreements when they expire and may face tougher negotiations or higher wage and benefit demands. Furthermore, a work stoppage or slowdown at the Combined Group’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on the Combined Group’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

The Combined Group’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons.

A strike, work stoppage or slowdown within the Combined Group’s operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason (including, but not limited to, financial distress, natural disaster or difficulties affecting a supplier) could have a material adverse effect on the Combined Group’s earnings, financial condition and ability to operate its business.

Information technology failures could disrupt the Combined Group’s operations.

The Combined Group will rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between its personnel, customers, and suppliers will depend on information technology. As with all large systems, the Combined Group’s information systems may be vulnerable to a variety of interruptions due to events beyond its control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues.

The Combined Group will depend on information technology to enable it to operate efficiently and interface with customers, as well as to maintain in-house management and control. The Combined Group will also enter into various information technology services agreements pursuant to which its information technology infrastructure is outsourced to leading vendors.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of the Combined Group’s business within the operating zones served. If it does not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, the Combined Group could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, the Combined Group’s system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes.

The Combined Group will take various actions with the aim of minimizing potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing disaster recovery plans and reviewing risk management processes. Notwithstanding these efforts, technology disruptions could disrupt the Combined Group’s business. For example, if outside parties gained access to confidential data or strategic information and appropriated such information or made such information public, this could harm the Combined Group’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition.

While the Combined Group will continue to invest in new technology monitoring and cyber-attack prevention systems, it nonetheless may experience attempted breaches of its technology systems and networks from time to time. In 2015, as in previous years, the AB InBev Group experienced attempted breaches of its technology systems and networks. None of the attempted breaches of the AB InBev Group’s systems (as a result of cyber-attacks, security breaches or similar events) had a material impact on its business or operations or resulted in material unauthorized access to its data or its customers’ data.

Natural and other disasters could disrupt the Combined Group’s operations.

The Combined Group’s business and operating results could be negatively impacted by natural, social, technical or physical risks, such as a widespread health emergency (or concerns over the possibility of such an emergency), earthquakes, hurricanes, flooding, fire, water scarcity, power loss, loss of water supply, telecommunications and information technology system failures, cyber-attacks, labor disputes, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

The Combined Group’s insurance coverage may not be sufficient.

The AB InBev Group purchases insurance for director and officer liability and other coverage where required by law or contract or where considered to be in the best interest of the company. Under the Co-operation Agreement, AB InBev will procure the provision of directors’ and officers’ insurance for current and former directors and officers of SABMiller for a period of six years following the completion of the Transaction. Even though it maintains, and the Combined Group will maintain, these insurance policies, it self-insures, and the Combined Group will self-insure, most of its insurable risk. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact the Combined Group’s business, results of operations and financial condition.

The AB InBev audit report incorporated by reference in this prospectus is, and the Combined Group’s future audit reports will be, prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including AB InBev’s independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because AB InBev’s auditors are, and the Combined Group’s auditors will be, located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, AB InBev’s auditors are not currently, and the Combined Group’s auditors will not be, inspected by the PCAOB.

This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in Belgium makes it more difficult to evaluate the effectiveness of AB InBev’s and/or the Combined Group’s auditor’s audit procedures or quality control procedures as compared to auditors outside of Belgium that are subject to PCAOB inspections.

The unaudited pro forma financial information reflecting the Transaction may not be representative of the AB InBev Group’s and the SABMiller Group’s actual results as a Combined Group, and accordingly, you have limited financial information on which to evaluate the Combined Group.

The pro forma financial information relating to the Transaction, which was prepared in accordance with Article 11 of Regulation S-X, and the historical financial statements of SABMiller, are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually occurred had the Transaction been completed as of the dates indicated, nor are they indicative of the future operating results or financial position of the Combined Group.

The pro forma financial information relating to the Transaction is based in part on certain assumptions regarding the Transaction that AB InBev believes are reasonable under the circumstances. The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of its publication. For example, the estimated purchase price allocation included in the pro forma financial information is preliminary and may be materially different once AB InBev obtains access to further information. In addition, the London Inter-Bank Offered Rate (“LIBOR”) interest rate and AB InBev’s credit rating (each of which impacts on AB InBev’s cost of financing), AB InBev’s share price and exchange rates at the time of the closing of the Transaction would all have a material impact on the total acquisition price and the accuracy of the pro forma financial information. Furthermore, the pro forma financial information does not reflect future exceptional charges resulting from the Transaction or future events that may occur, including divestment or restructuring activities or other costs related to the integration of the SABMiller Group, and does not consider potential impacts of current market conditions on the results of operations.

In addition, AB InBev may consider other asset or business divestitures in connection with the Transaction which may be material to the Combined Group. The effects of any such divestitures (other than the Transaction-related Divestitures) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals, AB InBev may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on the Combined Group’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

As a result, investors should not place any undue reliance on the pro forma financial information.

The Combined Group may be unable to influence its strategic partnerships.

A portion of the Combined Group’s global portfolio will consist of strategic partnerships in new or developing markets such as China, Turkey, countries in the Commonwealth of Independent States and a number of countries in Africa. There are challenges in influencing these diverse cultures to ensure that the Combined Group integrates these business interests successfully into its wider global portfolio. There can be challenges in ensuring that decisions are taken in such partnerships which promote the strategic and business objectives of the Combined Group.

The ability of the Combined Group’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Newbelco will be organized as a holding company and its operations will be carried out through subsidiaries. The Combined Group’s domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet the Combined Group’s financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 32.8% (USD 14.3 billion) of AB InBev’s total revenue of USD 43.6 billion in 2015 came from its Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the NYSE. In addition to the above, some of the subsidiaries of AB InBev and SABMiller are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. If the Combined Group is unable to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies, this could adversely impact its ability to pay dividends, and otherwise negatively impact its business, results of operations and financial condition. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 10. Additional Information—F. Dividends and Paying Agents” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Liquidity and Capital Resources—Restrictions on Transfers from Subsidiaries” for further information in this respect.

Risks Related to Newbelco Ordinary Shares and American Depositary Shares

The market price of Newbelco ordinary shares and Newbelco ADSs may be volatile.

The market price of Newbelco ordinary shares and Newbelco ADSs may be volatile as a result of various factors, many of which are beyond the control of the Combined Group. These factors include, but are not limited to, the following:

•	market expectations for the Combined Group’s financial performance;

•	actual or anticipated fluctuations in the Combined Group’s results of operations and financial condition;

•	changes in the estimates of the Combined Group’s results of operations by securities analysts;

•	investor perception of the impact of the Transaction on the Combined Group and its shareholders;

•	the conversion of Restricted Shares into Newbelco ordinary shares;

•	potential or actual sales of blocks of Newbelco ordinary shares or Newbelco ADSs in the market by any shareholder or short selling of Newbelco ordinary shares or Newbelco ADSs. Any such transaction could occur at any time or from time to time, with or without notice;

•	the entry of new competitors or new products in the markets in which the Combined Group will operate;

•	volatility in the market as a whole or investor perception of the beverage industry or of the Combined Group competitors; and

•	the occurrence of any of the matters discussed in the risk factors mentioned in this section.

The market price of Newbelco ordinary shares and Newbelco ADSs may be adversely affected by any of the preceding or other factors regardless of the Combined Group’s actual results of operations and financial condition.

In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which have not always been related to the performance of the specific companies whose shares are traded, and which, as well as general economic and political conditions, could have an adverse effect on the market price of Newbelco ordinary shares.

The Combined Group’s largest shareholder may use its significant interest to take actions not supported by the Combined Group’s other shareholders.

Upon the completion of the Transaction, Stichting Anheuser-Busch InBev will remain the largest shareholder of Newbelco and will have the ability to effectively control the election of a majority of Newbelco’s board of directors, as a result of which, under Belgian law, it will have control of Newbelco. It will also be able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going private transactions and other extraordinary items. See “Description of Newbelco Ordinary Shares and Newbelco ADSs—Description of the Rights and Benefits Attached to Newbelco Ordinary Shares” for further information in this respect. Depending on the number of SABMiller shareholders that elect for the Partial Share Alternative, it is expected that Stichting Anheuser-Busch InBev will hold between 34.29% and 34.45% of the voting rights attached to Newbelco shares following completion of the Transaction. Furthermore, the shareholders’ agreement and the voting agreement (or successors thereto) described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev” will continue to apply in respect of Newbelco ordinary shares upon completion of the Transaction. Stichting Anheuser-Busch InBev and such other entities acting in concert with it (as described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) would hold on the same basis, in aggregate, between 43.84% and 44.04% of the voting rights attached to Newbelco shares following completion of the Transaction. See “The Transaction—Principal Shareholders of Newbelco Following the Transaction” for further details.

The interests and time horizons of Stichting Anheuser-Busch InBev may differ from those of other shareholders. As a result of its influence on the Combined Group’s business, Stichting Anheuser-Busch InBev could prevent the Combined Group from making certain decisions or taking certain actions that would protect the interests of the Combined Group’s other shareholders. For example, this concentration of ownership may delay or prevent a change of control of the Combined Group even in the event that this change of control may benefit other shareholders generally. Similarly, Stichting Anheuser-Busch InBev could prevent the Combined Group from taking certain actions that would dilute its percentage interest in the Combined Group’s shares, even if such actions would generally be beneficial to the Combined Group and/or to other shareholders. These and other factors related to Stichting Anheuser-Busch InBev’s holding of a significant interest in the Combined Group’s shares may reduce the liquidity of the Combined Group’s shares and ADSs and their attractiveness to investors.

Newbelco may be unable to pay dividends.

As a general matter, Newbelco cannot guarantee that it will pay dividends in the future. The payment of dividends will depend on factors such as Newbelco’s business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate and other factors, including tax and other regulatory considerations. In particular, in light of the increased debt that would result from completion of the Transaction, deleveraging will remain a priority and may restrict the amount of dividends the Combined Group is able to pay. In addition, Newbelco must, under Belgian law and its articles of association, before it proceeds with any dividend payment, allocate an amount equal to 5% of its annual net profit on an unconsolidated basis to a legal reserve in its unconsolidated financial statements until the reserve reaches 10% of Newbelco’s share capital, in accordance with Belgian accounting principles.

Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding Newbelco ADSs and shares.

Application has been made for Newbelco ordinary shares to trade on Euronext Brussels in euros and application will be made for Newbelco ordinary shares to trade on the Bolsa Mexicana de Valores in Mexican pesos and on the Johannesburg Stock Exchange in South African rand. Application will also be made for Newbelco ADSs to trade on the NYSE in U.S. dollars. Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of Newbelco ordinary shares trading in different currencies and between the value of Newbelco ordinary shares and Newbelco ADSs, which may result in heavy trading by investors seeking to exploit such differences. Similarly, uncertainty over fiscal and budgetary challenges in the United States, Mexico, South Africa and/or Europe may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of Newbelco ordinary shares or Newbelco ADSs.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar, the euro, the South African rand and the Mexican peso, the U.S. dollar equivalent of the proceeds that a holder of Newbelco ADSs would receive upon the sale in Belgium, South Africa or Mexico of any shares withdrawn from the Newbelco ADS deposit facility and the U.S. dollar equivalent of any cash dividends paid in euros on Newbelco ordinary shares represented by the Newbelco ADSs could also decline.

Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price of Newbelco ordinary shares or Newbelco ADSs.

Newbelco may in the future decide to offer additional equity to raise capital or for other purposes, in compliance with applicable Belgian legislation. Any such additional offering could reduce the proportionate ownership and voting interests of holders of Newbelco ordinary shares and Newbelco ADSs, as well as its earnings per share or ADS and net asset value per share or ADS, and any offerings by Newbelco or its main shareholders could have an adverse effect on the market price of Newbelco ordinary shares and Newbelco ADSs.

Investors may suffer dilution if they are not able to participate in equity offerings, and Newbelco ADS holders may not receive any value for rights that Newbelco may grant.

Newbelco’s constitutional documents will provide for preference rights to be granted to its existing shareholders unless such rights are disapplied by resolution of its shareholders or the board of directors. Newbelco shareholders or its board of directors may disapply such rights in future equity offerings, while no preference rights apply to capital increases through contributions in kind. In addition, certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework. In particular, there can be no assurance that Newbelco will be able to establish an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), and Newbelco is under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration statement declared effective under the Securities Act. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that Newbelco may conduct in the future.

If rights are granted to Newbelco shareholders, but the ADR depositary is unable to sell rights corresponding to shares represented by Newbelco ADSs that are not exercised by, or distributed to, Newbelco ADS holders, or if the sale of such rights is not lawful or reasonably practicable, the ADR depositary will allow the rights to lapse, in which case Newbelco ADS holders will receive no value for such rights.

ADS holders may not be able to exercise their right to vote the shares underlying the Newbelco ADSs.

Upon completion of the Transaction, Newbelco will assume the obligations of AB InBev under its deposit agreement (the “Deposit Agreement”), dated 30 June 2009, as amended from time to time, among AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of American Depositary Shares from time to time under the Deposit Agreement. Holders of Newbelco ADSs will be entitled to exercise voting rights with respect to the Newbelco ordinary shares represented by Newbelco ADSs only in accordance with the provisions of the Deposit Agreement. The Deposit Agreement will provide that, upon receipt of a notice of any meeting of holders of Newbelco ordinary shares, the depositary will, if Newbelco so requests, distribute to the Newbelco ADS holders a notice which shall contain (i) such information as is contained in the notice of the meeting sent by Newbelco, (ii) a statement that the Newbelco ADS holder as of the specified record date shall be entitled to instruct the depositary as to the exercise of voting rights and (iii) a statement as to the manner in which instructions may be given by the holders.

Under the Deposit Agreement, holders of Newbelco ADSs will be able to instruct the depositary to vote the shares underlying their Newbelco ADSs, but they will only receive the notice described above if Newbelco asks the depositary to ask for their instructions. Otherwise, Newbelco ADS holders will not be able to exercise their right to vote, unless they withdraw Newbelco ordinary shares underlying the Newbelco ADSs they hold. However, Newbelco ADS holders may not know about the meeting far enough in advance to withdraw those shares. If Newbelco asks for the instructions of its ADS holders, the depositary, upon timely notice from Newbelco, will notify Newbelco ADS holders of the upcoming vote and arrange to deliver its voting materials to them. Newbelco cannot guarantee Newbelco ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that Newbelco ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the shares underlying their Newbelco ADSs are not voted as requested.

ADS holders may be subject to limitations on the transfer of their Newbelco ADSs or the withdrawal of the underlying Newbelco ordinary shares from the deposit facility.

Newbelco ADSs will be transferable on the books of the depositary. However, the depositary may refuse to deliver, transfer or register transfers of Newbelco ADSs generally when the books of the depositary are closed or if such action is deemed necessary or advisable by the depositary or by the Combined Group because of any requirement of law or of any government or governmental body or commission or under any provision of the Deposit Agreement. Moreover, the surrender of Newbelco ADSs and withdrawal of Newbelco ordinary shares may be suspended subject to the payment of fees, taxes and similar charges or if Newbelco directs the depositary at any time to cease new issuances and withdrawals of its shares during periods specified by it in connection with shareholders’ meetings, the payment of dividends or as otherwise reasonably necessary for compliance with any applicable laws or government regulations.

Shareholders may not enjoy under Belgian corporate law and the Newbelco articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies under U.S. federal and state laws and the NYSE rules.

Newbelco is a public limited liability company incorporated under the laws of Belgium. Shareholders may not enjoy under Belgian corporate law and the Newbelco articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies under U.S. federal and state laws and the NYSE rules. The rights provided to its shareholders under Belgian corporate law and its articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and/or state laws. In general, the Belgian Corporate Governance Code is a code of best practice applying to Belgian listed companies on a non-binding basis. The Belgian Corporate Governance Code applies a “comply or explain” approach, that is, companies may depart from the Belgian Corporate Governance Code’s provisions if, as required by law, they give a reasoned explanation of the reasons for doing so.

Newbelco will rely on a provision in the NYSE Listed Company Manual that allows it to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This will allow it to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. See “Item 16G. Corporate Governance” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 for additional information on these differences. In particular, the NYSE rules require a majority of the directors of a listed U.S. company to be independent while, in Belgium, only three directors need be independent. Newbelco expects that its board will comprise three independent directors and twelve non-independent directors. The NYSE rules further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. It is currently expected that all voting members of the Newbelco audit committee will be independent under the NYSE rules and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Newbelco nomination committee and remuneration committee will have members who would not be considered independent under the NYSE rules, and therefore its nomination committee and remuneration committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of the independence of these committees. However, both the nomination committee and remuneration committee will be composed exclusively of non-executive directors who are independent of management and whom Newbelco considers to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment.

Under Belgian corporate law, other than certain limited information that Newbelco must make public, its shareholders will not be entitled to ask for an inspection of its corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of Newbelco, in case it fails to enforce such right itself, other than in certain cases of director liability under limited circumstances. In addition, a majority of Newbelco shareholders will be entitled to release a director from any claim of liability it may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the shareholders’ meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination.

For additional information on these and other aspects of Belgian corporate law and the Newbelco articles of association, see “Description of Newbelco Ordinary Shares and Newbelco ADSs”. As a result of these differences between Belgian corporate law and the Newbelco articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a Newbelco shareholder than you would as a shareholder of a U.S. company.

As a “foreign private issuer” in the United States, Newbelco is exempt from a number of rules under U.S. securities laws and will be permitted to file less information with the SEC.

As a “foreign private issuer”, Newbelco is exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Newbelco’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Newbelco will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning the Combined Group than there is for U.S. public companies.

It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against Newbelco.

Newbelco is a Belgian public limited liability company. Certain of the members of its board of directors and executive board of management and certain of the persons named herein are non-residents of the United States. All or a substantial portion of the assets of such non-resident persons and certain of the Combined Group’s assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on Newbelco or to enforce against them or Newbelco a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court pursuant to the relevant provisions of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal which are exhaustively listed in Article 25 of the Belgian Code of Private International Law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against Newbelco may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered.

Risks Related to Taxation

Newbelco shareholders residing in countries other than Belgium may be subject to double taxation with respect to dividends or other distributions made by Newbelco.

Any dividends or other distributions made by Newbelco to its shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 27%, except for shareholders which (i) qualify for an exemption from withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the EU Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU), as amended by Directive 2014/86/EU of 8 July 2014 and Directive 2015/121/EU of 27 January 2015, (ii) qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty, or (iii) qualify for the reduced Belgian withholding tax of 1.6995% on dividends paid or attributed to certain qualifying non-resident companies holding a participation in Newbelco with an acquisition value of at least EUR 2,500,000, but not reaching the threshold for exemption under the EU Parent-Subsidiary Directive. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisors regarding the tax consequences of dividends or other distributions made by Newbelco. For a description of material U.S. federal income tax consequences of the Transaction, see “Material Tax Consequences of the Transaction—U.S. Federal Income Tax Considerations”. Newbelco shareholders subject to tax in countries other than Belgium may not be able to credit the amount of such withholding tax against any tax due on such dividends or other distributions outside Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Any sale, purchase or exchange of Newbelco ordinary shares may become subject to the Financial Transaction Tax.

On 14 February 2013, the EU Commission adopted a proposal for a Council Directive (the “FTT Draft Directive”) on a common financial transaction tax (the “FTT”). The intention was for the FTT to be implemented via an enhanced co-operation procedure in eleven EU Member States (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Spain, Slovakia and Slovenia, together, the “Participating Member States”). However, Estonia has since stated that it will not participate.

Pursuant to the FTT Draft Directive, the FTT will be payable on financial transactions provided at least one party to the financial transaction is established or deemed established in a Participating Member State and there is a financial institution established or deemed established in a Participating Member State which is a party to the financial transaction, or is acting in the name of a party to the transaction. Deemed establishment may occur in a broad range of circumstances, including any case where the security which is the subject of the transaction is issued in a Participating Member State. The FTT shall, however, not apply to (inter alia) primary market transactions referred to in Article 5(c) of Regulation (EC) No 1287/2006, including the activity of underwriting and subsequent allocation of financial instruments in the framework of their issue.

The rates of the FTT shall be fixed by each Participating Member State but for transactions involving financial instruments other than derivatives shall amount to at least 0.1% of the taxable amount. The taxable amount for such transactions shall in general be determined by reference to the consideration paid or owed in return for the transfer, from the counterparty or a third party. The FTT shall be payable by each financial institution established or deemed established in a Participating Member State which is either a party to the transaction, or acting in the name of a party to the transaction or where the transaction has been carried out on its account. Where the FTT due has not been paid within the applicable time limits, each party to the transaction, including persons other than financial institutions, shall be jointly and severally liable for the payment of the FTT due.

You should therefore note, in particular, that, once the FTT enters into force, any sale, purchase or exchange of shares may become subject to the FTT at a minimum rate of 0.1% provided the abovementioned prerequisites are met. You may become liable to pay this charge or reimburse a financial institution for the charge, and/or the charge may affect the value of Newbelco ordinary shares. The issuance of new shares should not be subject to the FTT.

However, the FTT Draft Directive is still subject to negotiation among the Participating Member States and therefore may be changed at any time. Moreover, once the FTT Draft Directive has been adopted, it will need to be implemented into the respective domestic laws of the Participating Member States and the domestic provisions implementing the final Directive might deviate from the final Directive itself.

You should consult your own tax advisors in relation to the consequences of the FTT associated with subscribing for, purchasing, holding and disposing of Newbelco ordinary shares.

Speculation Tax may affect the liquidity of the Newbelco ordinary shares.

For shares acquired as of 1 January 2016, a Belgian ‘speculation tax’ may be withheld on capital gains on such shares realized by Belgian resident and non-resident individuals within six months from the date of acquisition of the shares (the “Speculation Tax”). The introduction of this Speculation Tax may deter certain investors from actively trading the Newbelco ordinary shares and ultimately result in a reduction of the liquidity of the Newbelco ordinary shares.

If AB InBev or Newbelco were a Passive Foreign Investment Company, certain shareholders could be subject to adverse tax consequences.

While AB InBev and Newbelco have determined that they are not Passive Foreign Investment Companies (“PFICs”), neither has sought an advance ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel that it is not a PFIC. Such determinations are inherently factual and must be made annually based on an analysis of asset values and earnings. If it was determined that AB InBev or Newbelco was a PFIC, then a U.S. holder of AB InBev ordinary shares and/or AB InBev ADSs could be subject to adverse tax consequences, including as a result of holding Newbelco ordinary shares and/or Newbelco ADSs following the Transaction. See “Material Tax Consequences of the Transaction—U.S. Federal Income Tax Considerations—Certain PFIC Considerations Related to the Belgian Merger” for further details.

SELECTED HISTORICAL FINANCIAL DATA OF AB INBEV

The selected historical financial data presented below as of 31 December 2015, 2014, 2013, 2012 and 2011, and for the five years ended 31 December 2015 has been derived from AB InBev’s audited consolidated financial statements, which were prepared in accordance with IFRS, and in conformity with International Financial Reporting Standards as adopted by the European Union. The selected historical financial data presented below as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015 has been derived from AB InBev’s unaudited condensed consolidated interim financial statements, which were prepared in accordance with IFRS, and in conformity with International Financial Reporting Standards as adopted by the European Union. The interim data includes all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The information set forth below is a summary that should be read together with the historical audited consolidated financial statements of AB InBev and the related notes thereto as well as the section titled “Item 5. Operating and Financial Review” contained in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 previously filed with the SEC and incorporated by reference into this prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find More Information” beginning on page 306 of this prospectus.

	Six months ended 30 June		Fiscal Year ended 31 December
(in USD millions, except per share amounts)	2016	2015	2015	2014	2013	2012(6)	2011(6)
	(unaudited)
Income Statement Data
Revenue(1)	20,206	21,505	43,604	47,063	43,195	39,758	39,046
Profit from operations	5,775	6,606	13,904	15,111	20,443	12,747	12,346
Profit	829	5,361	9,867	11,302	16,518	9,325	7,859
Profit attributable to AB InBev’s equity holders	285	4,610	8,273	9,216	14,394	7,160	5,779

Weighted average number of ordinary shares (million shares)(2)	1,641	1,640	1,638	1,634	1,617	1,600	1,595

Diluted weighted average number of ordinary shares (million shares)(3)	1,673	1,671	1,668	1,665	1,650	1,628	1,614
Basic earnings per share (USD)(4)	0.17	2.81	5.05	5.64	8.90	4.48	3.62
Diluted earnings per share (USD)(5)	0.17	2.81	4.96	5.54	8.72	4.40	3.58
Dividends per share (USD)	n/a	n/a	3.95	3.52	2.83	2.24	1.55
Dividends per share (EUR)	n/a	n/a	3.60	3.00	2.05	1.70	1.20

	As of 30 June	As of 31 December
	2016	2015	2014	2013	2012	2011
	(unaudited)
Financial Position Data
Total assets	191,129	134,635	142,550	141,666	122,621	112,427
Equity	37,737	45,719	54,257	55,308	45,453	41,056
Equity attributable to AB InBev’s equity holders	33,890	42,137	49,972	50,365	41,154	37,504
Issued capital	1,736	1,736	1,736	1,735	1,734	1,734

Other Data
Volumes (million hectoliters)	220	457	459	426	403	399

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to AB InBev’s customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”) in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.

(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to AB InBev’s equity holders for the period divided by the weighted average number of ordinary shares.
(5)	Diluted earnings per share means, for any period, profit attributable to AB InBev’s equity holders for the period divided by the diluted weighted average number of ordinary shares.
(6)	2012 and 2011 as reported, adjusted to reflect the changes to the revised IAS 19 Employee Benefits.

SELECTED HISTORICAL FINANCIAL DATA OF SABMILLER

The selected historical financial data presented below as at 31 March 2016 and 2015 and for the years ended 31 March 2016, 2015 and 2014 has been derived from SABMiller’s audited consolidated financial statements, which were prepared in accordance with IFRS, included elsewhere in this prospectus. The selected historical financial data presented below as at 31 March 2014, 2013, 2012 and 2011 and for the years ended 31 March 2013, 2012 and 2011 has been derived from SABMiller’s consolidated financial statements, which were prepared in accordance with IFRS, not included in this prospectus.

The information set forth below is a summary that should be read together with the historical consolidated financial statements of SABMiller and the related notes thereto as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller” included elsewhere in this prospectus. Historical results are not necessarily indicative of any results to be expected in the future.

	Year ended 31 March
(in USD millions, except per share amounts)	2016	2015	2014	2013	2012	2011
Statement of Operations Data
Revenue(1)	19,833	22,130	22,311	23,213	21,760	19,408
Operating profit	3,454	4,384	4,242	4,192	5,003	3,127	(6)
Profit for the year	2,922	3,557	3,650	3,487	4,462	2,557	(6)
Profit attributable to owners of the parent	2,699	3,299	3,381	3,250	4,206	2,408	(6)
Weighted average number of shares(2)	1,608	1,604	1,597	1,590	1,583	1,576
Diluted weighted average number of shares(3)	1,626	1,621	1,617	1,609	1,600	1,586
Basic earnings per share (USD cents)(4)	167.8	205.7	211.8	204.3	265.7	152.8	(6)
Diluted earnings per share (USD cents)(5)	166.0	203.5	209.1	202.0	262.9	151.8	(6)
Dividends per share (USD cents)	122.0	113.0	105.0	101.0	91.0	81.0

Other Data
Volumes (million hectoliters)	331	324	318	306	286	270

	As at 31 March
	2016	2015	2014	2013	2012	2011
Financial Position Data
Total assets	43,589	44,911	53,751	56,294	55,928	39,114
Equity	24,088	24,355	27,482	27,460	26,032	22,759
Total shareholder’s equity	22,892	23,172	26,319	26,372	25,073	22,008
Share capital	168	168	167	167	166	166

Notes:

(1)	Revenue gross of excise taxes, less discounts. The SABMiller Group reports excise taxes as production costs. See note 1 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.
(2)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased, issued or utilized from the SABMiller Group’s employee benefit trusts and from treasury during the period, multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares in issue during the period, less the weighted average number of ordinary shares held in the SABMiller Group’s employee benefit trusts and in treasury during the period, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the period.
(4)

Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the period, less the weighted average number of ordinary shares held in the SABMiller Group’s employee benefit trusts and in treasury during the period.
(5)	Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the period, less the weighted average number of ordinary shares held in the SABMiller Group’s employee benefit trusts and in treasury during the period, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the period.
(6)	The financial data as at and for the years ended 31 March 2013 and 2012 was modified at the time that SABMiller issued its audited consolidated financial statements as at and for the year ended 31 March 2014 to retrospectively apply the change in accounting for employee benefits reflected in IAS 19 Employee Benefits. The selected financial data as at and for the year ended 31 March 2011 set forth above does not reflect the same change in IFRS.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following selected unaudited pro forma financial data (the “selected pro forma data”) give effect to the Transaction, the Transaction-related financing and the Transaction-related Divestitures. The selected pro forma data have been prepared using the acquisition method of accounting in accordance with IFRS, under which the assets and liabilities of the SABMiller Group will be recorded by AB InBev at their respective fair values as of the date the Transaction is completed. The unaudited pro forma condensed combined income statements for the fiscal year ended 31 December 2015 and the six months ended 30 June 2016 assume that the Transaction was completed on 1 January 2015. The unaudited pro forma condensed combined balance sheet as of 30 June 2016 is based on the assumption that the Transaction was completed on that date. Pro forma adjustments reflected in the pro forma financial information are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures. The unaudited pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be derived in future periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Because the fiscal year ends differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2015 and the six months ended 30 June 2016 and financial information for SABMiller for the fiscal year ended 31 March 2016 and the six months ended 31 March 2016 have been used in preparation of the 2015 pro forma income statement and the half year 2016 pro forma income statement, respectively. The financial information for SABMiller for the six months ended 31 March 2016 was calculated by taking the audited consolidated income statement of SABMiller for the fiscal year ended 31 March 2016 and subtracting the unaudited consolidated income statement for the six months ended 30 September 2015. Financial information for AB InBev as of 30 June 2016 and financial information of SABMiller as of 31 March 2016 have been used in the preparation of the pro forma balance sheet.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (“pro forma financial information”) of the combined company, and the accompanying notes thereto, appearing elsewhere in this prospectus. In addition, the pro forma financial information was based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of both AB InBev and SABMiller for the applicable periods, which have been incorporated by reference in this prospectus. See “Where You Can Find More Information” in this prospectus for additional information. The selected pro forma data have been presented for informational purposes only and are not necessarily indicative of what the Combined Group’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the selected pro forma data do not purport to project the future financial position or operating results of the Combined Group. Also, as explained in more detail in the accompanying notes to the pro forma financial information, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data are subject to adjustment and may vary significantly from the fair values that will be recorded upon completion of the Transaction.

Selected Unaudited Pro Forma Condensed Combined Statement of Operations

	Six months ended 30 June 2016	Year ended 31 December 2015
(In USD millions, except for per share data)	(Unaudited Pro Forma Combined)
Revenue	26,284	55,456
Gross profit	16,053	33,931
Profit from operations	7,418	17,033
Profit	3,966	10,473
Profit attributable to equity holders of the parent	3,313	8,649
Earnings per share—Basic	1.69	4.42
Earnings per share—Diluted	1.67	4.36

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data

(In USD millions)	As of 30 June 2016 (Unaudited Pro Forma Combined)
Total assets	269,234
Total liabilities	180,585
Equity	88,694
Equity attributable to equity holders of the parent	79,786

THE EXTRAORDINARY GENERAL MEETING OF AB INBEV SHAREHOLDERS

Overview

In connection with the Transaction, AB InBev will convene an extraordinary general meeting of AB InBev shareholders (the “AB InBev General Meeting”) for the purpose of considering and, if thought fit, approving any resolutions (the “AB InBev Resolutions”) to be taken as are necessary or useful to approve, implement and effect:

•	the Belgian Offer;

•	the Belgian Merger; and

•	any other step of the Transaction requiring AB InBev shareholder approval.

Date, Time and Place of the AB InBev General Meeting

AB InBev will hold the AB InBev General Meeting on 28 September 2016, at 9:00 a.m. Brussels time, at the Diamant Center Brussels, Boulevard A. Reyers 80, 1030 Brussels, Belgium.

Record Date

In accordance with Article 25 of the AB InBev articles of association, in order to participate in and vote at the AB InBev General Meeting, whether in person, by Belgian-law proxy or by mail, a shareholder must:

•	have the ownership of his or her AB InBev ordinary shares recorded in his or her name at midnight Brussels time on the 14th calendar day preceding the date of the AB InBev General Meeting:

•	through registration in the register of the registered shares of AB InBev, for holders of registered shares; or

•	through book entry in the accounts of an authorized account holder or clearing organization, for holders of dematerialized shares; and

•	notify AB InBev (or a person designated by AB InBev) at the latest on the sixth calendar day preceding the date of the AB InBev General Meeting of his or her intention to participate in the AB InBev General Meeting, indicating the number of AB InBev ordinary shares in respect of which he or she intends to do so. In addition, a holder of dematerialized shares must, at the latest on the same day, provide AB InBev (or a person designated by AB InBev) with an original certificate issued by an authorized account holder or a clearing organization certifying the number of AB InBev ordinary shares owned by the relevant shareholder on the record date for the AB InBev General Meeting and for which he or she has notified his or her intention to participate in the AB InBev General Meeting.

The record date and time for the AB InBev General Meeting is currently expected to be midnight Brussels time on 14 September 2016.

Attendance; Belgian-law Proxies; Vote by Mail

All holders of AB InBev ordinary shares as at the record date for the AB InBev General Meeting are entitled to attend the AB InBev General Meeting, take part in the deliberations and, within the limits prescribed by the Belgian Law of 7 May 1999, setting out the Companies Code (as amended from time to time, the “Belgian Companies Code”) and the AB InBev articles of association, to vote, provided they have complied with the formalities of admission set out in Article 25 of the AB InBev articles of association.

If you are a holder of AB InBev ADSs, you may not attend the AB InBev General Meeting unless, prior to the record date for the AB InBev General Meeting, you have surrendered your AB InBev ADSs at the depositary’s corporate trust office in exchange for the AB InBev ordinary shares underlying your AB InBev ADSs in accordance with the procedures of the depositary and you have complied with the formalities of admission set out in Article 25 of the AB InBev articles of association.

Any holder of AB InBev ordinary shares may attend the AB InBev General Meeting in person, vote by mail or be represented at the AB InBev General Meeting by a proxy, who need not be an AB InBev shareholder. All Belgian-law proxies must be in writing in accordance with the form prescribed by AB InBev. Executed Belgian-law proxy forms or vote by mail forms, as applicable, must reach AB InBev on or before the sixth calendar day preceding the date of the AB InBev General Meeting.

Persons who attend the AB InBev General Meeting, including those attending in their capacity as holders of AB InBev ordinary shares, must be able to provide evidence of their identity in order to be granted access to the AB InBev General Meeting. In addition, persons who attend the AB InBev General Meeting as representatives of legal entities must produce the documents establishing their capacity as corporate representatives or attorneys-in-fact.

Voting Your Shares

Each AB InBev ordinary share carries one vote, except for ordinary shares owned by AB InBev, or by any of AB InBev’s subsidiaries, the voting rights of which are suspended. The ordinary shares held by AB InBev’s principal shareholders do not entitle such shareholders to different voting rights.

Voting Your ADSs

A holder of AB InBev ADSs may only vote the AB InBev ordinary shares underlying his or her AB InBev ADSs in accordance with the procedures to be specified by The Bank of New York Mellon, the depositary for the AB InBev ADSs. Subject to certain limitations and applicable law, holders of AB InBev ADSs may instruct The Bank of New York Mellon, as depositary for the AB InBev ADSs, to vote the AB InBev ordinary shares represented by such holders’ AB InBev ADSs at the AB InBev General Meeting. The Bank of New York Mellon will contact holders of AB InBev ADSs with further details as to how such holders may give those instructions.

Voting Shares Held in Street Name

If your AB InBev ordinary shares are held in an account through a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote your AB InBev ordinary shares by following the instructions that the broker, bank or other nominee provides you. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your AB InBev ordinary shares, so you should read carefully the materials provided to you by your broker, bank or other nominee.

If you do not provide voting instructions to your bank, broker or other nominee, your AB InBev ordinary shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee will not be able to vote your AB InBev ordinary shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.

Quorum; Vote Required

The AB InBev Resolutions relating to the Transaction are subject to special quorum and 75% special majority requirements.

Specifically, approval of the acquisition of the Initial Shares of Newbelco pursuant to the Belgian Offer requires an affirmative vote of the holders of at least 75% of the outstanding share capital of AB InBev attending or represented at the AB InBev General Meeting. There is no quorum requirement to pass this resolution.

Moreover, approval of the Belgian Merger requires an affirmative vote of at least 75% of the votes cast at the AB InBev General Meeting; provided, however, that a quorum of holders of at least 50% of the outstanding share capital of AB InBev is present or represented at the meeting. If there is no quorum, a second extraordinary general meeting may be convened. At the second meeting, the quorum requirement will not apply, but the approval of the Belgian Merger will still require approval by 75% of the votes cast at that meeting.

AB InBev and SABMiller have received irrevocable undertakings from Stichting Anheuser-Busch InBev, EPS Participations S.à R.L. (“EPS Participations”) and BRC S.à R.L. (“BRC”) to vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, which remain binding except in a limited number of circumstances as described in further detail elsewhere in this prospectus. These three shareholders and certain other entities acting in concert with them (as described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) held, in aggregate, 52.72% of AB InBev’s voting rights as of 30 June 2016.

Recommendation of the AB InBev Board of Directors

The AB InBev directors consider the Transaction to be in the best interests of AB InBev and the AB InBev shareholders as a whole and on                  2016, AB InBev’s board of directors unanimously and unconditionally recommended that holders of AB InBev ordinary shares and holders of AB InBev ADSs vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, including voting in favor of the Belgian Offer and the Belgian Merger. See “The Transaction—Recommendation of the AB InBev Board of Directors” beginning on page  112 of this prospectus.

Share Ownership and Voting by AB InBev’s Directors and Officers

As of 30 June 2016, members of the AB InBev board of directors and executive board of management and their affiliates held and were entitled to vote 1.4% of the shares entitled to vote at the AB InBev General Meeting. By virtue of their responsibilities as directors of Stichting Anheuser-Busch InBev, Eugénie Patri Sébastien (EPS) S.A. (“EPS”), EPS Participations and/or BRC, certain members of the AB InBev board of directors may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by those entities. AB InBev ordinary shares and/or AB InBev ADSs held by these entities are not included in the percentage above. AB InBev expects that its directors and officers and their affiliates will vote their shares in favor of the AB InBev Resolutions but, except as described under “Material Agreements—Shareholder Irrevocable Undertakings—AB InBev Shareholder Irrevocables”, none of them has entered into any agreement obliging him or her to do so.

Other Business

AB InBev is not aware of any other business to be acted upon at the AB InBev General Meeting. If, however, other matters are properly brought before the AB InBev General Meeting, attendees will have discretion to vote or act on those matters according to their best judgment.

In particular, under Belgian law, one or more shareholders holding in aggregate at least 3% of the share capital of AB InBev may add new items to the agenda of the AB InBev General Meeting or new proposed resolutions concerning items on or to be put on the agenda. Such request will only be valid if, on the date AB InBev receives it, the request is accompanied by a valid document establishing that the proponent(s) of the request meet or exceed the 3% threshold.

AB InBev must receive an original signed copy of the text of the new items or new proposed resolutions to be put on the agenda on or before the 22nd calendar day preceding the date of the AB InBev General Meeting. AB InBev will acknowledge receipt of the communication within 48 hours following such receipt.

If AB InBev has validly received one or more requests to add new items or new proposed resolutions to the agenda in accordance with the provisions described in the preceding paragraphs, AB InBev will publish a revised agenda at the latest on the 15th calendar day preceding the date of the AB InBev General Meeting. In this instance, AB InBev will also provide to its shareholders new Belgian-law proxy forms and vote by mail forms including the new items or new proposed resolutions.

The AB InBev General Meeting will only consider new items or new proposed resolutions that were included in the revised agenda upon the request of one or more AB InBev shareholders if such shareholder(s) have complied with the formalities of admission described in Article 25 of the AB InBev articles of association.

THE TRANSACTION

Overview

In a joint announcement on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “November Rule 2.7 Announcement”), AB InBev’s board and the board of SABMiller announced that they had reached agreement on the terms of the recommended business combination between AB InBev and SABMiller and in an announcement on 26 July 2016 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “July Rule 2.7 Announcement”), AB InBev announced revised and final terms for the Transaction.

The Transaction will be implemented through the Proposed Structure, which involves three principal steps as follows:

•	first, the acquisition of SABMiller by Newbelco through a UK law court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller under Part 26 of the UK Companies Act 2006, pursuant to which such shareholders of SABMiller will receive 100 ordinary shares in Newbelco (“Initial Shares”) in consideration for each SABMiller ordinary share (including each SABMiller ordinary share represented by an American Depositary Share (an “SABMiller ADS”)) they hold (with or subject to any modification, addition or condition approved or imposed by the High Court of Justice in England and Wales, the “UK Scheme”);

•	second, a voluntary cash takeover offer made by AB InBev pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids for all of the Initial Shares of Newbelco to be issued to the SABMiller shareholders pursuant to the UK Scheme (the “Belgian Offer”), pursuant to which:

•	the SABMiller shareholders who validly elect (or are deemed to elect) for the Cash Consideration (as defined below) will tender all their Initial Shares into the Belgian Offer (for an offer price of GBP 0.45 per Initial Share) in order to receive the Cash Consideration; and

•	the SABMiller shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative (as defined below) will tender some of their Initial Shares into the Belgian Offer (for an offer price of GBP 0.45 per Initial Share) in order to receive the cash element of the Partial Share Alternative and will retain the relevant portion of their Initial Shares, which will become restricted shares in Newbelco (“Restricted Shares”) as a result of the subsequent reclassification and consolidation of the Initial Shares after the closing of the Belgian Offer; and

•	third, following closing of the Belgian Offer, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Law of 7 May 1999, setting out the Companies Code (as amended from time to time, the “Belgian Companies Code”), pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the Combined Group (the “Belgian Merger”).

Under the terms of the Transaction and as described below under “—Belgian Offer”, each existing shareholder of SABMiller will have the option to elect for:

•	a cash payment in an amount equivalent to GBP 45.00 in respect of each SABMiller ordinary share (including each SABMiller ordinary share represented by an SABMiller ADS) it held (the “Cash Consideration”) (effected through the tender of Initial Shares in the Belgian Offer); or

•	a cash payment in an amount equivalent to GBP 4.6588 in respect of each SABMiller ordinary share it held (effected through the tender of Initial Shares in the Belgian Offer) as well as 0.483969 Restricted Shares in Newbelco in respect of each SABMiller ordinary share it held (together, the “Partial Share Alternative”), subject to a maximum number of 326,000,000 Restricted Shares being provided to all SABMiller shareholders that elect for the Partial Share Alternative, as described below.

In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and GBP 3,138,153,064 in cash, then such elections will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the SABMiller shareholders who have made such elections will be deemed to have elected for the Cash Consideration in respect of the balance of the SABMiller ordinary shares held by them.

On 29 July 2016, SABMiller announced that the SABMiller board of directors intends to recommend unanimously the Cash Consideration and that SABMiller shareholders vote in favor of (i) the UK Scheme at the meeting of SABMiller shareholders convened with the permission of the High Court of Justice in England and Wales in connection with the UK Scheme and (ii) the SABMiller Resolution to be proposed at the SABMiller General Meeting (each as defined below).

The consummation of the Transaction is subject to a number of outstanding conditions, as set forth in Part V (Conditions to and Certain Further Terms of the Transaction) of the document to be dispatched or made available to SABMiller shareholders regarding the UK Scheme (the “UK Scheme Circular”), excerpts of which are attached hereto as Annex A. See also “The Transaction—Conditions to Completion of the Transaction”.

UK Scheme

Once the applicable outstanding conditions have been satisfied or waived, Newbelco will acquire the entire issued and to be issued share capital of SABMiller through a UK law court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006, between SABMiller and the applicable shareholders of SABMiller.

Under the terms of the UK Scheme, each existing shareholder of SABMiller will transfer its SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) to Newbelco, in consideration for which it will receive 100 Initial Shares in Newbelco for each SABMiller ordinary share (including each SABMiller ordinary share represented by an SABMiller ADS) it holds, thereby becoming a Newbelco shareholder. The Initial Shares will be issued to each existing shareholder of SABMiller in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act.

Newbelco’s share capital will be increased in connection with the contribution in kind to Newbelco of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by ADSs).

Under the terms of the UK Scheme, each SABMiller shareholder will (subject to limited exceptions in the case of SABMiller shareholders in restricted overseas jurisdictions) have the opportunity to elect for the Partial Share Alternative or the Cash Consideration by completing a form of election or making an equivalent electronic election. Under the terms of the UK Scheme, SABMiller shareholders will appoint an agent in respect of all of their Initial Shares:

•	if they elect for the Cash Consideration, if they do not validly elect for the Partial Share Alternative, if they do not make a valid election or if they do not make any election at all, to tender all their Initial Shares into the Belgian Offer in exchange for cash consideration of GBP 0.45 per Initial Share; or

•	if they validly elect or are deemed to elect for the Partial Share Alternative, to tender into the Belgian Offer such number of their Initial Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and/or minor adjustments, each as described below) in exchange for cash consideration of GBP 0.45 per Initial Share, with the remaining Initial Shares to be retained by the relevant former SABMiller shareholders (having become Newbelco shareholders as a result of the UK Scheme) and (upon the filing of the relevant notarial deed in Belgium) automatically reclassified and consolidated into Restricted Shares shortly after the closing of the Belgian Offer.

SABMiller shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the reclassification and consolidation of their remaining Initial Shares into Restricted Shares and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Shares.

SABMiller shareholders will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of SABMiller ordinary shares and not part only (or, in the case of nominee shareholders, in respect of the entire holding of SABMiller ordinary shares held on behalf of an underlying shareholder). Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller ordinary shares underlying their SABMiller ADSs from SABMiller’s deposit facility at least five U.S. business days prior to the record time under the UK Scheme and become holders of SABMiller ordinary shares prior to the record time under the UK Scheme and make a valid election for the Partial Share Alternative as described above. SABMiller shareholders who do not make a valid election shall be deemed to have elected for the Cash Consideration in respect of their entire holding of SABMiller ordinary shares and/or SABMiller ADSs and to have appointed the agent to tender all their Initial Shares into the Belgian Offer in exchange for cash consideration of GBP 0.45 per Initial Share. Any election for the Cash Consideration will be invalid if such election is inconsistent with a contractual undertaking to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant SABMiller shareholder will be deemed to have elected for the Partial Share Alternative in respect of the SABMiller ordinary shares required to be elected for the Partial Share Alternative by the terms of such contractual undertaking.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and GBP 3,138,153,064 in cash, which will be available in respect of approximately 40.65% of SABMiller’s issued share capital on a fully-diluted basis as of 30 June 2016. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the SABMiller shareholders who have made such elections will be deemed to have elected for the Cash Consideration in respect of the balance of the SABMiller ordinary shares held by them.

The Initial Shares will not be reclassified and consolidated into fractions of Restricted Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Shares rounded down to the nearest whole number of Restricted Shares. As only whole numbers of Initial Shares will be subject to reclassification and consolidation, the number of Initial Shares held by each former SABMiller shareholder electing for the Partial Share Alternative to be reclassified and consolidated into Restricted Shares will be calculated by (i) first multiplying the rounded number of Restricted Shares to which such former SABMiller shareholder is entitled (subject to the scale back described above and the minor adjustments described below) by the consolidation factor of 185.233168056448 and (ii) then rounding the resulting number of Initial Shares up to the nearest whole number. Any remaining Initial Shares held by such former SABMiller shareholders will be tendered into the Belgian Offer for cash.

In addition, minor adjustments to the entitlements of SABMiller shareholders electing for the Partial Share Alternative may, with the prior consent of SABMiller and AB InBev, be made on such terms as SABMiller and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements pursuant to the elections for the Partial Share Alternative as nearly as may be practicable (subject to the scale back and rounding described above). Where nominee shareholders have made aggregate elections on behalf of underlying shareholders, such scale back, rounding and minor adjustments will be applied at the level of the nominee shareholder (as the SABMiller shareholder) and will not take account of the instructions of underlying shareholders. Such adjustments shall be final and binding on all SABMiller shareholders. As a result, SABMiller shareholders who make a valid election (or are deemed to elect) for the Partial Share Alternative will not know the precise number of Restricted Shares, or the exact amount of cash, they will receive pursuant to the Transaction until the settlement of the consideration for the Transaction.

AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller ordinary shares, respectively, representing in aggregate approximately 40.38% of SABMiller’s outstanding share capital at the close of business on 30 June 2016 (and excluding any shares held in treasury). See “Material Agreements—Shareholder Irrevocable Undertakings” for a description of such irrevocable undertakings. If elections for the Partial Share Alternative are scaled back as described above, the elections made by or on behalf of Altria and BEVCO will be scaled back on the same basis as each other SABMiller shareholder.

It is currently intended that the UK Scheme will become effective on or around 4 October 2016. Upon the UK Scheme becoming effective, it will be binding on all SABMiller shareholders, irrespective of whether or not they attended the shareholders’ meetings or voted on the UK Scheme. Following the UK Scheme becoming effective and the legal transfer of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by SABMiller ADSs) from the SABMiller shareholders to Newbelco, Newbelco will cancel all of the 6,150,000 shares without nominal value, issued on 3 March 2016 in connection with its incorporation (the “Incorporation Shares”), with effect simultaneously with the completion of the capital increase described above, such that the former SABMiller shareholders will own the entire issued and outstanding share capital of Newbelco in the form of Initial Shares following completion of the capital increase. Assuming that the legal transfer of the SABMiller shares to Newbelco will be completed within one business day of the UK Scheme becoming effective, it is currently expected that the capital increase will occur on or around 6 October 2016.

It is expected that, as soon as reasonably practicable after the legal transfer of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by SABMiller ADSs) from the SABMiller shareholders to Newbelco, SABMiller will be re-registered as a private company under the relevant provisions of the UK Companies Act 2006.

The UK Scheme is set out in Part III (The Scheme of Arrangement) of the UK Scheme Circular, excerpts of which are attached hereto as Annex A. See also “The Transaction—Conditions to Completion of the Transaction”.

Belgian Offer

After completion of the capital increase described above, AB InBev will make a voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids for all of the Initial Shares issued to the former shareholders of SABMiller. The Belgian Offer is expected to be open for one day only, which is currently expected to be 7 October 2016 (i.e., the day following that on which the capital increase described above occurs), or as soon as reasonably practicable thereafter. SABMiller shareholders, however, will have had the opportunity to make an election for the Cash Consideration or the Partial Share Alternative (and withdraw or revise that election) and instruct the agent during the UK Scheme process accordingly, from the time the UK Scheme Circular is dispatched or made available to them.

Under the Belgian Offer, AB InBev will offer to purchase the Initial Shares held by the former SABMiller shareholders immediately after the capital increase for cash consideration of GBP 0.45 each. Acceptances by the former SABMiller shareholders in respect of the Belgian Offer will be made by the agent acting on behalf of those shareholders on the basis of the elections (or deemed elections) made by them. The number of Initial Shares to be tendered by the agent on behalf of the former SABMiller shareholders will depend on their elections (or deemed elections) as follows:

•	in respect of the former SABMiller shareholders who have validly elected (or are deemed to have elected) for the Cash Consideration, AB InBev will purchase all of the Initial Shares held by such shareholders; and

•	in respect of the former SABMiller shareholders who have validly elected for (or are deemed to have elected for) the Partial Share Alternative, in order to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described above), AB InBev will purchase the number of Initial Shares equal to:

•	the total number of Initial Shares held by each former SABMiller shareholder who elected (or is deemed to have elected) for the Partial Share Alternative; minus

•	the number of Initial Shares (rounded up to the nearest whole number of Initial Shares) that will be retained by such SABMiller shareholder to be reclassified and consolidated into Restricted Shares.

•	As it is only possible for whole numbers of Initial Shares to be reclassified and consolidated into Restricted Shares, the number of Initial Shares held by such SABMiller shareholder to be so reclassified and consolidated will be calculated by:

•	first multiplying (i) the rounded number of Restricted Shares to which such SABMiller shareholder is entitled (being (x) the number of SABMiller ordinary shares in respect of which such SABMiller shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, multiplied by (y) 0.483969, taking into account any pro rata scaling back and minor adjustments as described above) by (ii) a consolidation factor of 185.233168056448; and

•	then rounding the resulting number of Initial Shares up to the nearest whole number.

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the occurrence of the capital increase described above until the end of the acceptance period on the date of the Belgian Offer. Even though former SABMiller shareholders will hold Initial Shares following the capital increase, and will no longer hold shares in SABMiller, the agent will act as the agent of the former SABMiller shareholders in their capacity as Newbelco shareholders in the context of the Belgian Offer and will act only on the basis of their elections or deemed elections. Based on such elections or deemed elections, the agent will complete and submit the acceptance forms on behalf of the former SABMiller shareholders at the end of, or as soon as practicable after, the end of the acceptance period for the Belgian Offer. Since the Belgian Offer is expected to be open for one day only, the agent will only be able to respond to the Belgian Offer on such day.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller shareholders whose names are entered in the South African register of shareholders will, as required, receive any cash proceeds due to them under the terms of the Transaction in South African rand.

After the filing of the Belgian notarial deed acknowledging the closing of the Belgian Offer, the Initial Shares will be reclassified and consolidated as follows:

•	all Initial Shares retained by the former SABMiller shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will be reclassified and consolidated into Restricted Shares on the basis of a ratio of one Restricted Share for every 185.233168056448 Initial Shares retained (and the number of Restricted Shares resulting from such reclassification and consolidation will be rounded down to the nearest whole number);

•	as a result, the former SABMiller shareholders who validly elected (or are deemed to have elected for) the Partial Share Alternative will hold between 316,999,695 Restricted Shares and 326,000,000 Restricted Shares, depending on the number of former SABMiller shareholders (other than Altria and BEVCO) who elect for the Partial Share Alternative;

•	all Initial Shares acquired by AB InBev pursuant to the Belgian Offer will be consolidated into Newbelco ordinary shares using the same ratio, on the basis of one Newbelco ordinary share for every 185.233168056448 Initial Shares held by AB InBev (and the number of Newbelco ordinary shares resulting from such consolidation will be rounded down to the nearest whole number of Newbelco ordinary shares); and

•	as a result, AB InBev will hold between 568,689,906 and 577,690,210 Newbelco ordinary shares, depending on the number of SABMiller shareholders (other than Altria and BEVCO) who have elected (or are deemed to have elected) for the Partial Share Alternative and assuming that all SABMiller equity awards outstanding are fully exercised at or prior to the record time for the UK Scheme.

Upon closing of the Belgian Offer, following such reclassification and consolidation and pending completion of the Transaction, the shareholders of Newbelco will be (i) AB InBev and (ii) the holders of the Restricted Shares (being Altria, BEVCO and the other former SABMiller shareholders who validly elected for (or were deemed to have elected for) the Partial Share Alternative).

Under the terms of the Transaction, AB InBev and SABMiller have agreed that SABMiller may, subject to certain conditions and limitations, announce, declare or pay dividends from the date of this prospectus until the UK Scheme becomes effective. If any dividend or other distribution is announced, declared, made or paid that is not in accordance with these conditions and limitations, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of all or part of any such dividend or other distribution. For further details, see the UK Scheme Circular, portions of which are attached to this prospectus as Annex A.

Belgian Merger

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which holders of AB InBev ordinary shares and AB InBev ADSs will become holders of Newbelco ordinary shares and Newbelco ADSs, respectively, and Newbelco will be the surviving entity and the holding company for the Combined Group.

The Belgian Merger will be submitted to a vote of the holders of AB InBev ordinary shares and AB InBev ADSs at the AB InBev General Meeting and to a vote of the shareholders of Newbelco (i.e., at the time the Newbelco Resolutions are considered, the holders of the Incorporation Shares) at the general meeting of Newbelco shareholders to be convened in connection with the Transaction (the “Newbelco General Meeting”), both of which are scheduled to take place on 28 September 2016. AB InBev and SABMiller have received irrevocable undertakings from Stichting Anheuser-Busch InBev, EPS Participations and BRC to vote in favor of such resolutions of AB InBev as are necessary to approve the Belgian Offer and the Belgian Merger at the AB InBev General Meeting. These three shareholders and certain other entities acting in concert with them (as described under “—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) held, in aggregate, 52.72% of AB InBev’s voting rights as of 30 June 2016. If approved, it is currently expected that the Belgian Merger will become effective on or around 10 October 2016.

As a consequence of the Belgian Merger, Newbelco will acquire all of the Newbelco ordinary shares held by AB InBev after the Belgian Offer and the reclassification and consolidation described above. Upon completion of the Transaction, all such Newbelco ordinary shares will be cancelled, except for 85,000,000 such Newbelco ordinary shares, which will be retained by Newbelco and held as treasury shares after completion of the Transaction. Pursuant to the Belgian Merger:

•	AB InBev shareholders will receive one Newbelco ordinary share without nominal value for each AB InBev ordinary share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev ordinary shares for Newbelco ordinary shares, the AB InBev ADSs, each currently representing one AB InBev ordinary share, will instead each represent one Newbelco ordinary share, thereby becoming Newbelco ADSs.

This prospectus relates to the Newbelco ordinary shares (including Newbelco ordinary shares to be represented by Newbelco ADSs) being issued to U.S. persons pursuant to the Belgian Merger.

Each Newbelco ordinary share will be issued in accordance with, and subject to the rights and obligations of, the articles of association of Newbelco, the form of which is attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part. For a comparison of the rights and privileges of a holder of Newbelco ordinary shares as compared to a holder of AB InBev ordinary shares, please see “Comparison of the

Rights of Holders of AB InBev Ordinary Shares and AB InBev ADSs and Holders of Newbelco Ordinary Shares and Newbelco ADSs” beginning on page 303 of this prospectus.

Resulting Capital Structure

Upon completion of the Belgian Merger, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will, as a rule, include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon completion of the Belgian Merger, AB InBev will be dissolved by operation of Belgian law. Pursuant to the Proposed Structure:

•	Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller after the UK Scheme has become effective, as well as all of the assets and liabilities of AB InBev upon completion of the Belgian Merger, and will therefore become the new holding company for the Combined Group; and

•	excluding any Newbelco ordinary shares held in treasury, the shareholders of Newbelco upon completion of the Belgian Merger will be (i) the former AB InBev shareholders and (ii) those former SABMiller shareholders who will hold Restricted Shares after the reclassification and consolidation described above.

Subject to completion of the Transaction, Newbelco currently expects that the Newbelco ordinary shares will be admitted to listing (as a primary listing) on Euronext Brussels, with the listing intended to occur on or about the first business day following the date of the Belgian Merger. It is also intended that the Newbelco ordinary shares will, at or around the same time, be listed (as secondary listings) on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores and that the Newbelco ADSs will be listed on the NYSE.

Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR program and will be subject to, among other things, restrictions on transfer until converted into Newbelco ordinary shares, subject to certain limited exceptions. The Restricted Shares will be convertible at the election of the holder into Newbelco ordinary shares on a one-for-one basis with effect from the fifth anniversary of the completion of the Transaction. Following completion of the Transaction, such Restricted Shares will rank equally with the Newbelco ordinary shares as regards dividends and voting rights and will benefit from registration rights as described in the UK Scheme Circular, portions of which are attached hereto as Annex A.

Depending on the number of SABMiller shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative and assuming no additional AB InBev ordinary shares are issued after the date of this prospectus, former holders of AB InBev ordinary shares and/or AB InBev ADSs are expected to own between 83.14% and 83.53% of the shares with voting rights in the share capital of Newbelco and former holders of SABMiller ordinary shares are expected to own between 16.47% and 16.86% of the shares with voting rights in the share capital of Newbelco immediately following the Belgian Merger.

Background to the Transaction

Developments leading up to 16 September 2015

On 12 December 2014, a representative of the Stichting Anheuser-Busch InBev met with representatives of BEVCO to discuss preliminary views regarding the feasibility of a combination of AB InBev and SABMiller. On 26 March 2015, a representative of the Stichting Anheuser-Busch InBev had preliminary discussions with representatives of Altria regarding the feasibility of such a combination of AB InBev and SABMiller. From June through September 2015, a representative of the Stichting Anheuser-Busch InBev, representatives of BEVCO and representatives of Altria continued to engage in preliminary discussions in person and by telephone regarding a potential combination of AB InBev and SABMiller and potential structures under which a transaction could be considered. A representative of the Stichting Anheuser-Busch InBev circulated a preliminary non-binding term sheet to representatives of BEVCO and representatives of Altria on 15 August 2015 addressing potential high-level terms of any combination, including the structure of the combination, the nature of the consideration and the governance of the Combined Group. The terms of this term sheet formed the basis of discussions between such representatives over the following several weeks.

AB InBev reviews its strategic opportunities regularly and had considered a possible transaction relating to SABMiller from time to time over a long period prior to 8 September 2015. Immediately prior to 8 September 2015, however, AB InBev had not actively considered such a potential transaction for some time. On 8 September 2015, certain board members appointed by the Stichting Anheuser-Busch InBev apprised the other members of the AB InBev board of the recent discussions with representatives of BEVCO and representatives of Altria, and proposed that AB InBev begin actively considering a possible business combination with SABMiller, which AB InBev did from that date. The AB InBev board considered a potential combination of the two companies on 8 September 2015 and then again on 13 September 2015.

Lazard Frères & Co. LLC (“Lazard”) has a long-standing relationship with AB InBev and was aware that AB InBev had considered a possible transaction relating to SABMiller, among other strategic opportunities, from time to time prior to 2015. On 8 September 2015, Lazard was informed that AB InBev was actively considering a possible business combination with SABMiller, and it was at this time that AB InBev retained Lazard as its financial advisor in respect of the possible business combination with SABMiller.

Freshfields Bruckhaus Deringer LLP (“Freshfields”) has a long-standing relationship with AB InBev and had advised AB InBev in reviewing its various strategic opportunities, including a possible transaction relating to SABMiller, from time to time prior to 2015. On 8 September 2015, Freshfields was informed that AB InBev was actively considering a possible business combination with SABMiller Freshfields was subsequently retained as legal advisors to AB InBev in relation to that possible transaction. On 8 September 2015, AB InBev retained Cravath, Swaine & Moore LLP (“Cravath”), who had been aware that AB InBev had considered a possible transaction relating to SABMiller from time to time prior to 8 September 2015, as legal advisors to AB InBev in respect of the possible business combination with SABMiller and a possible related divestiture of certain assets of SABMiller in the United States.

On 13 September 2015, the AB InBev board discussed the merits of a potential combination with SABMiller. On 13 September 2015, the AB InBev board agreed to approach SABMiller to make a formal proposal to combine with SABMiller. The meetings were also attended by AB InBev’s advisors, including representatives of each of Freshfields, Lazard, Brunswick Group and Cravath to discuss, among other things, considerations around strategic rationale, valuation, structure and process in respect of a possible business combination between AB InBev and SABMiller.

AB InBev first contacted SABMiller regarding a potential combination of the two businesses on 14 September 2015. Mr. Carlos Brito, Chief Executive Officer of AB InBev, contacted Mr. Jan du Plessis, Chairman of SABMiller, by text message to propose an in-person meeting. On 15 September 2015, Mr. Brito contacted Mr. du Plessis to schedule a meeting to discuss a proposal for the potential combination of the two companies.

On 16 September 2015, in response to market speculation, SABMiller published an announcement confirming that it had received an approach from AB InBev regarding a possible combination of the two companies. In response to this announcement, AB InBev released an announcement shortly afterwards confirming that it had approached the SABMiller board. Mr. Brito and Mr. du Plessis spoke on the telephone that afternoon and agreed to meet the following day.

There were no formal negotiations and (save for the contacts between Mr. Brito and Mr. du Plessis on 14 and 15 September 2015 and the contacts between representatives of each of the Stichting Anheuser-Busch InBev, BEVCO and Altria described above) no contacts or discussions between AB InBev and SABMiller regarding a potential combination of the two businesses before the respective announcements published on 16 September 2015.

Developments leading up to the November Rule 2.7 Announcement

After their telephone conversation on 16 September 2015, Mr. Brito and Mr. du Plessis met in person on 17 September 2015 to discuss a potential combination of the two companies. At that meeting, Mr. Brito provided Mr. du Plessis with a letter setting out a business combination proposal pursuant to which SABMiller shareholders would receive GBP 38.00 in cash in respect of each SABMiller ordinary share (including each SABMiller ordinary share represented by an SABMiller ADS) and a partial share alternative in respect of approximately 41% of the entire issued share capital of SABMiller.

On 18 September 2015, Mr. du Plessis sent a letter to Mr. Brito stating that the SABMiller board had met and considered the proposal received from AB InBev on 17 September 2015. The letter further stated that the SABMiller board unanimously rejected the proposal, concluding that the cash offer very substantially undervalued SABMiller and its standalone prospects.

On 21 September 2015, Mr. Brito called Mr. du Plessis to confirm receipt of Mr. du Plessis’ letter dated 18 September 2015 and to discuss the points raised in that letter, including the valuation of SABMiller and the structure of the partial share alternative.

On 22 September 2015, Mr. Brito sent a letter to Mr. du Plessis containing a revised cash offer of GBP 40.00 in respect of each SABMiller ordinary share and a partial share alternative.

On 23 September 2015, Mr. Brito sent another letter to Mr. du Plessis clarifying the terms of a proposed partial share alternative. The letter confirmed that the proposed partial share alternative was intended to include a cash element for all shareholders who elected to receive the partial share alternative.

On 24 September 2015, Mr. du Plessis confirmed in a letter to Mr. Brito the SABMiller board’s unanimous rejection of the revised proposal.

On 5 October 2015, Mr. Brito sent a letter to Mr. du Plessis summarizing the status of the discussions that had taken place and providing some clarifications regarding the proposals made to date. The letter confirmed that AB InBev had received indications of support for a transaction from Altria and BEVCO, subject to agreement with the SABMiller board as to the offer price, and of their interest in electing for the partial share alternative. The letter included a memorandum fully explaining the partial share alternative, including its rationale, precedent transactions and details of the cash component of the partial share alternative.

A meeting took place between AB InBev and SABMiller on 5 October 2015 at which AB InBev tabled again the same proposal made on 22 September 2015. During the meeting, Mr. Brito indicated the possibility, subject to recommendation by the SABMiller board and approval by the AB InBev board, of increasing its offer for the entire issued and to be issued share capital of SABMiller to GBP 42.00 in cash in respect of each SABMiller ordinary share and a revised partial share alternative.

On the same day, the SABMiller board met and unanimously reconfirmed its rejection of the proposal made on 22 September 2015. The SABMiller board, other than the directors nominated by Altria, also concluded that, even if AB InBev formalized the proposal made by Mr. Brito on 5 October 2015, it would reject such a proposal. On 6 October 2015, Mr. du Plessis sent a letter to Mr. Brito confirming the SABMiller board’s rejection of the proposal made on 22 September 2015.

On 7 October 2015, Mr. Brito sent a letter to Mr. du Plessis containing a revised proposal. On the same day, AB InBev announced such revised proposal, consisting of GBP 42.15 in cash in respect of each SABMiller ordinary share together with a revised partial share alternative. The SABMiller board, other than the directors nominated by Altria, rejected the revised proposal.

Between 7 October 2015 and 9 October 2015, there were meetings between representatives of AB InBev and representatives of certain SABMiller shareholders to discuss the possible combination of the two companies, including the strategic rationale for the combination and the proposed terms for the combination.

On 10 October 2015, a final non-binding term sheet was circulated among a representative of the Stichting Anheuser-Busch InBev, representatives of Altria and representatives of BEVCO detailing potential terms of the transaction (other than the cash offer price), including the structure, the nature of the consideration (including the proposed partial share alternative and related scale back), certain features of the Restricted Shares and the governance of the Combined Group.

On 12 October 2015, there was a meeting between Mr. Brito, Mr. du Plessis, Mr. Olivier Goudet, the Chairman of the AB InBev board of directors and members of the SABMiller board of directors, to discuss a revised proposal consisting of GBP 43.50 in cash in respect of each SABMiller ordinary share together with a revised partial share alternative. In addition, the attendees also discussed certain other aspects of the proposed transaction, including the nature of AB InBev’s obligation to secure regulatory clearances for the transaction and the quantum of the reverse break payment. Following this, there was an SABMiller board discussion and Mr. du Plessis sent a letter to Mr. Brito confirming the SABMiller board’s rejection of the revised proposal and outlining terms of a transaction that the SABMiller board would be prepared to unanimously recommend, consisting of GBP 44.00 in cash in respect of each SABMiller ordinary share, together with a partial share alternative.

On the afternoon of 12 October 2015, AB InBev announced that it had made an improved proposal to the board of SABMiller, comprising a cash offer of GBP 43.50 in respect of each SABMiller ordinary share, together with a partial share alternative.

There was a subsequent meeting on 12 October 2015 between Mr. Brito, Mr. du Plessis, Mr. Goudet and members of the SABMiller board of directors to agree on revised terms for an offer, consisting of GBP 44.00 in cash in respect of each SABMiller ordinary share together with a partial share alternative.

Mr. Brito then sent a letter to Mr. du Plessis confirming that AB InBev and SABMiller had reached an agreement in principle on the key terms of a possible recommended offer to be made by AB InBev. In the letter, Mr. Brito confirmed that AB InBev and SABMiller had agreed to make a joint announcement on 13 October 2015.

The AB InBev and SABMiller boards announced on 13 October 2015 that they had reached an agreement in principle on the key terms of a possible business combination of AB InBev with SABMiller. Under the terms of this potential offer, SABMiller shareholders would be entitled to receive GBP 44.00 in cash in respect of each SABMiller ordinary share with a partial share alternative. The AB InBev and SABMiller boards also announced that they had agreed to extend the “put up or shut up” deadline to 5:00 p.m. London time on 28 October 2015.

Also on 13 October 2015, SABMiller received through representatives of Lazard a due diligence information request list from AB InBev and began collecting due diligence documents to be provided to AB InBev.

On 14 October 2015, AB InBev and SABMiller entered into a mutual confidentiality agreement pursuant to which each of AB InBev and SABMiller would be obliged to keep certain information relating to AB InBev’s possible business combination with SABMiller and the other party confidential and not to disclose it to third parties (other than to permitted parties) unless required by law or regulation.

On 15 October 2015, SABMiller granted AB InBev and its advisors access to an electronic data room for AB InBev’s due diligence review of some of SABMiller’s non-public information.

On 16 October 2015, a meeting took place between representatives of AB InBev, advisors to AB InBev, representatives of Altria and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Altria, and McDermott Will & Emery LLP, tax counsel to Altria, to discuss the details of the partial share alternative, the proposed implementation structure of the Transaction and possible alternative structures for implementing the Transaction.

On 16 October 2015, representatives of Freshfields sent an initial draft of the Co-operation Agreement to representatives of Linklaters LLP (“Linklaters”), counsel to SABMiller.

On 19 October 2015, representatives of Freshfields participated in a call with Herbert Smith Freehills LLP, acting as legal advisors to BEVCO, to discuss a proposed irrevocable undertaking from BEVCO (the “BEVCO Irrevocable”) to vote in favor of the proposed Transaction and to elect for the partial share alternative.

On each of 19 October 2015 and 21 October 2015, there were meetings between AB InBev and SABMiller and their respective advisors to discuss high level commercial, financial, supply chain, human resources and tax matters due diligence information relating to SABMiller.

On 19 October 2015, representatives of Wachtell Lipton sent an initial draft to representatives of AB InBev of an information rights agreement (the “Information Rights Agreement”) between AB InBev and Altria (proposed to replace, upon closing of the Transaction, the information rights agreement already in place between SABMiller and Altria), pursuant to which Newbelco would share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they applied to Altria’s investment in Newbelco.

On 20 October 2015, representatives of Freshfields sent an initial draft of the November Rule 2.7 Announcement to representatives of Linklaters.

On 21 October 2015, there was a meeting between AB InBev and SABMiller and their respective advisors to discuss the SABMiller business, including the South African business, financing of the proposed Transaction, control, taxation, integration of the supply chain and human resources matters.

On 22 October 2015, a call took place involving representatives of each of Freshfields, Ernst & Young and Cravath and representatives of each of Altria and Wachtell Lipton to discuss the proposed Transaction and a potential tax matters agreement (as amended from time to time, the “Tax Matters Agreement”) between AB InBev and Altria (proposed to replace the tax matters agreement already in place between SABMiller and Altria upon closing of the Transaction), pursuant to which AB InBev and Newbelco would provide assistance and co-operation and give certain representations, indemnities and undertakings to Altria in relation to certain matters relevant to Altria under U.S. tax legislation. In addition, the parties discussed a proposed irrevocable undertaking from Altria (the “Altria Irrevocable”) to vote in favor of the proposed Transaction and to elect for the partial share alternative. There was a follow-up call on 23 October 2015 between the parties to discuss such matters further, including the proposed structure of the Transaction.

On 23 October 2015, there was a call between representatives of AB InBev, advisors to AB InBev and representatives of SABMiller to discuss, among other things, the status of AB InBev’s financing arrangements.

Between 24 October 2015 and 29 October 2015, there were further calls between advisors to AB InBev and advisors to BEVCO to discuss the BEVCO Irrevocable, including details as to the scope of permitted pledges and other security arrangements under the BEVCO Irrevocable.

On 26 October 2015, representatives of each of AB InBev and SABMiller met to discuss the Zenzele Broad-Based Black Economic Empowerment Scheme (the “Zenzele Scheme”).

On 28 October 2015, AB InBev and SABMiller announced that they had agreed to extend further the “put up or shut up” deadline to 5:00 p.m. London time on 4 November 2015.

During this period, a number of drafts of the Co-operation Agreement, the November Rule 2.7 Announcement, the Information Rights Agreement, the Tax Matters Agreement, the Altria Irrevocable and the BEVCO Irrevocable were exchanged between advisors to AB InBev, advisors to SABMiller, advisors to Altria and advisors to BEVCO. In addition, the parties also discussed with representatives of EPS Participations, BRC and the Stichting Anheuser-Busch InBev the proposed irrevocable undertakings of such parties to vote in favor of the proposed Transaction (the “AB InBev Shareholder Irrevocables”).

On 30 October 2015, a call took place between advisors to AB InBev, advisors to Altria and representatives of Altria to discuss the proposed Transaction structure, the Tax Matters Agreement and the Altria Irrevocable. There were additional calls on each of 30 October 2015, 1 November 2015, 2 November 2015 and 5 November 2015 between advisors to and/or representatives of each of AB InBev and Altria to further discuss such matters, as well as the Information Rights Agreement. In particular, the parties further discussed the scope and content of the representations, indemnities and undertakings to be provided by AB InBev in favor of Altria under the terms of the Tax Matters Agreement and the extent of the information sharing obligations contained in the Information Rights Agreement, together with the terms of the key rights attaching to the Restricted Shares under the proposed partial share alternative.

On 2 November 2015, representatives of Sullivan & Cromwell LLP, as U.S. counsel to AB InBev, and Wachtell Lipton exchanged a draft of the Information Rights Agreement in substantially final form. For further details on the final Information Rights Agreement, see “Material Agreements—Information Rights Agreement” elsewhere in this prospectus.

On 4 November 2015, AB InBev and SABMiller announced that they had agreed to extend further the “put up or shut up” deadline to 5:00 p.m. London time on 11 November 2015.

Calls on each of 3 November 2015, 6 November 2015 and 8 November 2015, as well as meetings on each of 10 November 2015 and the morning of 11 November 2015, took place between, among others, representatives of each of Freshfields and Herbert Smith Freehills LLP to discuss further the BEVCO Irrevocable, including further detail as to the scope of permitted pledges and other security arrangements under the BEVCO Irrevocable, the circumstances in which the BEVCO Irrevocable would lapse and the terms of the key rights attaching to the Restricted Shares under the proposed partial share alternative.

On 6 November 2015, there was a call between advisors to each of AB InBev and Altria to discuss the Transaction structure and the Tax Matters Agreement, including finalizing the terms of the warranties to be provided by AB InBev in favor of Altria and related provisions of the Tax Matters Agreement and discussing the terms of the key rights attaching to the Restricted Shares under the proposed partial share alternative.

In the several days preceding 11 November 2015, there were further calls between advisors and/or representatives of each of AB InBev and Altria to discuss the Transaction structure (including the terms of the key rights attaching to the Restricted Shares under the proposed partial share alternative), the Tax Matters Agreement, the Altria Irrevocable and related matters. Over the same period there were calls and meetings between advisors and/or representatives of each of AB InBev and SABMiller in relation to the proposed November Rule 2.7 Announcement.

On 10 November 2015, there was a call between the advisors of each of AB InBev and SABMiller to confirm that the cash confirmation process was finalized in advance of a proposed publication of the November Rule 2.7 Announcement.

Also on 10 November 2015, AB InBev and SABMiller entered into a clean team confidentiality agreement setting out how any confidential information that is competitively sensitive could be disclosed, used or shared.

In addition, AB InBev and SABMiller entered into a confidentiality and joint defense agreement on 11 November 2015, for the purpose of ensuring that the exchange and disclosure of certain materials relating to the parties and between their respective legal counsel would preserve the confidentiality of such materials and would not result in a waiver of any privilege, right or immunity that might otherwise be available.

On 11 November 2015, the AB InBev and SABMiller boards announced that they had reached agreement on the terms of a recommended business combination between AB InBev and SABMiller. For further details, see the November Rule 2.7 Announcement, excerpts of which are attached as Annex A to this prospectus. In advance of the November Rule 2.7 Announcement, the parties executed a number of related agreements, including the Co-operation Agreement, the Tax Matters Agreement, the Information Rights Agreement, the Altria Irrevocable, the BEVCO Irrevocable and the AB InBev Shareholder Irrevocables, each of which are described in further detail under “Material Agreements” elsewhere in this prospectus and incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Developments Following the November Rule 2.7 Announcement

Following the November Rule 2.7 Announcement, AB InBev, SABMiller and their respective advisors began work on implementation of the proposed structure of the Transaction and communicated regularly regarding many aspects of the Transaction, including the relevant filings and regulatory review processes required in various jurisdictions. Over the same period AB InBev and its advisors had periodic communications with each of the Stichting Anheuser-Busch InBev, Altria and BEVCO and their advisors regarding aspects of the Transaction relevant to them.

On 1 July 2016, AB InBev and SABMiller entered into a deed of amendment amending the Co-operation Agreement so as to clarify that the retention and other arrangements for SABMiller employees set out in Part B of Schedule 1 of the Co-operation Agreement will not apply to employees of the Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”) group, other than those individuals who were employees of a member of the SABMiller Group immediately before completion of the CCBA transaction. For more details on the CCBA transaction, please see “The Business of SABMiller—Overview by business segment—Africa.”

On 22 July 2016, Mr. du Plessis made a call to Mr. Goudet to discuss the status of the Transaction and the potential implications of the movement in currency exchange rates since the November Rule 2.7 Announcement on the value represented by AB InBev’s offer.

On 24 July 2016, a call took place between members of a subcommittee of the board of directors of AB InBev to consider potential courses of action in response to the 22 July 2016 call.

On 25 July 2016, two calls took place between members of a subcommittee of the board of directors of AB InBev to discuss and approve a proposed revision to the headline terms of AB InBev’s offer.

Also on 25 July 2016, discussions took place between representatives of the Stichting Anheuser-Busch InBev and representatives of Altria with the objective of securing Altria’s consent under the Altria Irrevocable to the proposed revision to the headline terms of AB InBev’s offer. Altria delivered its consent to AB InBev later that day. BEVCO’s consent was sought and received on 26 July 2016.

On the evening of 25 July 2016, Mr. Goudet made a call to Mr. du Plessis to inform him of AB InBev’s intention to announce a revised and final offer on 26 July 2016.

On 26 July 2016, AB InBev prepared, with the assistance of its advisors, and announced a revised and final offer for SABMiller, pursuant to which the Cash Consideration was increased to GBP 45.00 in respect of each SABMiller ordinary share and the Partial Share Alternative was increased to GBP 4.6588 and 0.483969 Restricted Shares in respect of each SABMiller ordinary share.

On 29 July 2016, SABMiller announced the intention of its board of directors to recommend the Cash Consideration and that SABMiller shareholders vote in favor of (i) the UK Scheme at the meeting of the relevant shareholders of SABMiller convened by the High Court of Justice in England and Wales to approve the UK Scheme and (ii) the SABMiller Resolution to be proposed at the SABMiller General Meeting. SABMiller also announced that the SABMiller board of directors had unanimously concluded that it intends to propose to the High Court of Justice in England and Wales that Altria and BEVCO be treated as a separate class of shareholders from other SABMiller shareholders.

Also on 29 July 2016 and following SABMiller’s announcements, AB InBev confirmed that all pre-conditions to the Transaction had been satisfied.

On 5 August 2016, AB InBev entered into a supplemental irrevocable undertaking with BEVCO, pursuant to which, in respect of the undertakings in the BEVCO Irrevocable that might otherwise cease to be binding upon the occurrence of a foreclosure event, equivalent undertakings have been provided by BEVCO in respect of certain shares pledged to Deutsche Bank AG, covering the period from the occurrence of a foreclosure event until following the taking of enforcement action by Deutsche Bank AG under the pledge arrangements, as described in “Material Agreements—Shareholder Irrevocable Undertakings—Deutsche Bank Irrevocable”.

Thereafter, AB InBev, SABMiller and their respective advisors continued to communicate regularly to finalize the implementation of the Transaction, and AB InBev and its advisors had periodic communications with each of the Stichting Anheuser-Busch InBev, Altria and BEVCO and their respective advisors regarding aspects of the Transaction relevant to them.

AB InBev’s Reasons for the Transaction

Strategic rationale for the Transaction

AB InBev believes the Transaction will allow both businesses to significantly accelerate their respective growth strategies and create enhanced value for the benefit of all stakeholders, as set out below.

A compelling opportunity

The combination of the AB InBev Group and the SABMiller Group will create a truly global brewer and one of the world’s leading consumer products companies. Given the largely complementary geographical footprints and brand portfolios of the AB InBev Group and the SABMiller Group, the Combined Group will have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia, and Central and South America.

AB InBev believes that the Transaction is in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities they serve.

Combination to generate significant growth opportunities, benefiting stakeholders around the world

AB InBev believes that further significant growth opportunities will arise from marketing the Combined Group’s joint brand portfolio through a largely complementary distribution network, and applying the best practices of both companies across the new organization.

Strong brand building experience and success in developing global brands, national icons and local brands have been critical success factors for both the AB InBev Group and the SABMiller Group. The Combined Group’s portfolio of complementary global and local brands will provide more choices for beer drinkers in new and existing markets. In addition, AB InBev believes that bringing together the capabilities of both companies will lead to further product and service innovations for its consumers around the globe.

The Combined Group will also have access to some of the most important sports, music and other marketing properties in the world. For example, Budweiser has been a sponsor of the FIFA World Cup™ since 1986.

Africa will play a unique role in the Combined Group

Africa, as a continent, has hugely attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 8.1% of global beer industry by volumes by 2025, up from approximately 6.5% in 2014, with beer volumes in Africa being expected to grow at nearly three times the rate of global beer volumes between 2014 and 2025.

The AB InBev Group does not currently have any significant operations in Africa and believes that the continent will play a vital role in the future of the Combined Group, building upon the strong history and success of the SABMiller Group in the region dating back to the 19th century.

On 14 April 2016, AB InBev announced that it had entered into an agreement with the South African government under the terms of which AB InBev made commitments to contribute to South Africa.

The commitments to South Africa made by AB InBev in terms of its agreement with the South African government relate to employment, agricultural development, enterprise development, local production and procurement, the maintenance of the Zenzele Scheme, the participation of small beer brewers in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society, and a commitment to locate the regional head office for Africa in Johannesburg.

AB InBev will make available over a five-year period commencing upon completion of the Transaction, through direct investments and through a fund to be established by AB InBev, an aggregate amount of ZAR 1 billion for investment in the programs in South Africa contemplated by AB InBev’s agreement with the South African government.

As a sign of its commitment to South Africa, in January 2016, AB InBev completed a secondary listing of its ordinary shares on the Johannesburg Stock Exchange. It is intended that, upon or shortly after completion of the Transaction, the Newbelco ordinary shares will be listed on the Johannesburg Stock Exchange through a secondary listing, which will replace AB InBev’s existing secondary listing.

AB InBev has also announced a partnership with the City of Johannesburg, which is subject to completion of the Transaction, the goal of which will be to reduce the harmful use of alcohol and promote enterprise development. As part of this partnership, AB InBev has committed to an investment of ZAR 50 million over five years.

AB InBev will establish an African board in South Africa, on which Jabu Mabuza, Chairman of the boards of Telkom SA, Sphere Holdings and Business Unity South Africa, has agreed to serve as chairman. In the coming months Jabu Mabuza and Carlos Brito, who will also join the African board, will work together to finalize the governance and constitution of the African board.

Building a Better World Together

Both the AB InBev Group and the SABMiller Group strive to have a positive impact on the communities in which they work and live by providing opportunities all along the supply chain—from farmers to brew masters to truck drivers to customers—as well as by aspiring to the highest standards of corporate social responsibility. The Transaction will allow the two companies to benefit from, and build upon, each other’s successes.

With the launch of the United Nations Sustainable Development Goals in September 2015, an expectation was set that business will play its part in addressing the world’s challenges. Both companies have strong programs that partner with stakeholders to encourage the responsible enjoyment of their products, to reduce the impact on the environment with a focus on water, energy, and recycling, and to improve the communities where they live and work. The Combined Group will consolidate these programs and set stretching targets for its direct operations, in particular to reduce water use and carbon emissions. AB InBev also recognizes the importance of looking beyond direct operations to the value chain and broader society.

The AB InBev Group and the SABMiller Group operate in many communities that face major social and environmental challenges, and they know that long-term business growth and success depends on the prosperity and resilience of these communities. Both companies have set global priorities around sustainable development, but also take a local approach to understanding how these challenges affect local communities. They have developed strong partnerships to benefit communities and the environment, and grow business value by helping to tackle these challenges.

For example, in order to accelerate growth and social development through its value chains, SABMiller has committed to support hundreds of thousands of small-scale farmers, retailers and entrepreneurs to prosper, in particular women-owned businesses. It works to identify value opportunities from reducing waste and carbon emissions, for example creating new employment in recycling businesses; and to ensure that locally sourced brewing crops are grown in a way that boosts farmer incomes and improves food and resource security. Through its Better Barley Better Beer program in South Africa, SABMiller is working with the World Wildlife Fund to improve the economic, environmental and social sustainability of barley production, and through Go Farming, SABMiller has pioneered brewing with crops such as sorghum and cassava across Africa, driving growth through new affordable brands while creating new incomes for smallholder farmers.

Similarly, AB InBev is supporting local barley growers through its SmartBarley program, which provides a platform for exchanging malt barley best practices that helps growers improve their productivity, profitability and natural resource efficiency. It also invests in key partnerships in the areas of education, economic development, responsible drinking and environmental protection to support its local communities.

Both AB InBev and SABMiller have invested in understanding local water risks and establishing solutions based on collective action and partnerships, in order to secure water resources for all users, including local communities.

It is AB InBev’s intention that following completion of the Transaction, the Combined Group will consolidate these programs where applicable, identify best practices and leverage the capabilities of both the AB InBev Group and the SABMiller Group.

Building the best global talent pool

AB InBev believes that the Transaction will bring together two companies with deep roots in some of the most historic beer cultures around the world, with strong heritage, cultures and a shared commitment to quality.

AB InBev believes that the Combined Group can build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base.

The AB InBev Group and the SABMiller Group are truly international organizations with over 30 nationalities represented in the most senior management positions. The management teams of both groups have extensive market expertise, offering management experience in complementary regions worldwide.

Generating synergies with the goal of creating additional shareholder value

The expected synergies of the Transaction include AB InBev’s anticipated incremental recurring run rate for pre-tax cost synergies of at least USD 1.4 billion per annum, expected to be phased in over four years following the Transaction (full details of which are set out in the excerpts of the November Rule 2.7 Announcement attached to this prospectus as Annex C).

Building on the strengths of both companies

The Transaction brings together two of the world’s leading consumer products companies. AB InBev believes that the AB InBev Group and the SABMiller Group will be able to achieve more together than they could have achieved separately, by building on the strengths of both companies.

AB InBev believes the following:

Global platform with strong market positions in key markets and geographic diversification

AB InBev believes the combination of the two companies will create a geographically diversified global platform, balancing the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the southern and northern hemispheres, AB InBev expects the Combined Group to benefit from the natural hedge against local or regional market, economic and seasonal volatility.

The AB InBev Group is the world’s largest brewer, holding leading positions in the majority of the markets where it has chosen to operate. As of the date of this prospectus, the AB InBev Group holds the number one position in terms of total market share of beer by volume, based on its estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. AB InBev estimates that in China, the world’s largest beer market by volume, it holds the number three position in total market share of beer by volume and the number one position by volume in the fast-growing premium beer category.

AB InBev believes the SABMiller Group is also well placed. AB InBev believes the SABMiller Group has the greatest exposure to developing markets of any international brewer, holding directly, or through its associates and joint ventures, the number one or two positions in terms of total market share of beer by volume in many countries across Africa and Latin America. In these developing markets, AB InBev believes beer is seen as aspirational, with the primary growth drivers being affordability and availability of largely core brands. As these economies grow in future years, and disposable incomes rise, AB InBev expects the demand for beer will also grow, initially through local brands, but over time, through global and international premium brands.

The global distribution network of the Combined Group will, depending on the location, be operated either by the Combined Group or through strong partnerships with wholesalers and local distributors. AB InBev believes that the expanded reach of the Combined Group will provide a strong platform to grow its global and multi-country brands, while developing local brands tailored to regional tastes and trends.

Strong brand portfolio with global, multi-country and local brands

The Combined Group’s brands will be its foundation and the cornerstone of its relationships with consumers.

Beer

The Combined Group will manage a portfolio of well over 400 brands of beer and non-beer, consisting of premium or high-end brands, core brands and value, discount or sub-premium brands, differentiated by quality and price.

The combined portfolio will comprise three brand categories:

•	Global brands: AB InBev’s three global brands, Budweiser, Corona and Stella Artois, will capitalize on common consumer values and experiences across borders, and have the strength to be marketed worldwide;

•	Multi-country brands: These are brands with a strong consumer base in their home country, but which resonate with consumers in other selected markets. They include, for example, Beck’s, Castle Lager, Castle Lite, Hoegaarden and Leffe; and

•	Local brands: Offering locally popular tastes, local brands such as Aguila, Bud Light, Cristal, Victoria, Skol, Victoria Bitter, Cass and Harbin connect particularly well with consumers in their home markets.

The Combined Group will focus its attention on its core to premium brands, using a “Focus Brands” strategy. Focus Brands are brands which AB InBev believes have the best long-term growth potential, and in which the Combined Group will invest the majority of its resources (money, people and attention). These brands include AB InBev’s three global brands, the Combined Group’s multi-country brands and selected local brands.

As a result of this approach, the Combined Group will make clear brand choices and invest in those brands that build deep connections with consumers and meet their needs. From time to time, the Combined Group may also seek to dispose of certain brands which it determines no longer fit within the “Focus Brands” strategy. The Combined Group will seek to replicate its successful brand initiatives, market programs and best practices across multiple geographic markets, where relevant and applicable.

The Combined Group will invest in its brands to create a long-term and sustainable competitive advantage, by aiming to meet the various needs and expectations of consumers and by developing leading brand positions around the globe. This investment will aim to reinvigorate the Combined Group’s core brands so they remain relevant for today’s millennial consumers and broaden beer’s appeal so that it is the drink of choice for more people on an increasing number of occasions.

Near Beer

Some of AB InBev’s recent innovations have stretched beyond typical beer occasions, such as the Best Damn and Lime-A-Rita families in the United States, and MixxTail in China and Argentina. These innovations are designed to grow the near beer category and to improve the Combined Group’s share of the total alcohol market by addressing changing consumer trends and preferences, including, for example, a preference for sweeter tasting beverages with higher alcohol content.

No-Alcohol Beer and Lower-Alcohol Beer (NABLAB)

The Combined Group will also empower consumers to make smart drinking choices by expanding its product portfolio, with the goal of ensuring that its no- and lower-alcohol beer products represent at least 20% of its global beer volume by the end of 2025.

Soft drinks

While its core business will be beer, the Combined Group will also have an important presence in the soft drinks market. SABMiller currently has soft drinks operations in Africa (primarily through its majority shareholding in Coca-Cola Beverages Africa (Pty) Ltd, Africa’s largest soft drink beverage company—see “The Business of SABMiller—History, Development and Highlights of the SABMiller Group’s Operations—Africa” for more details) and in Latin America, and Ambev (the Brazilian subsidiary of AB InBev) has soft drinks operations in South America and the Caribbean. Soft drinks include both carbonated and non-carbonated soft drinks.

The Combined Group will also have interests in certain water bottling and distribution businesses in Mexico, Argentina, Brazil, Ecuador, El Salvador, Honduras, Panama, Peru, and throughout Africa.

The Combined Group will additionally produce non-alcoholic malt beverages throughout Africa, Central America and South America under brand names including Beta Malt, Grand Malt, ActiMalta, Malta Vigor, Maltin Power and Pony Malta.

Other alcoholic beverages

The Combined Group will also have operations throughout Africa that produce relatively short-life traditional beer, brewed using sorghum under various brand names including Chibuku, Chibuku Super, Imvelo and Nzagamba.

The Combined Group will further have interests in wines and spirits operations and distribution businesses in Australia, Kenya, Mozambique, Nigeria and Tanzania.

Strong insights-driven brand development capabilities, and commercial excellence programs

As a consumer insights-driven company, the Combined Group will strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers. AB InBev expects this will help to ensure its offerings remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. The Combined Group’s approach to innovation will be disciplined, and aimed at reinvigorating the beer category.

The Combined Group will continue to develop the close relationship which exists between its insight and innovation teams, in order to enhance its understanding of current and expected market trends, drive consumer research processes, and trigger innovation concepts. Successful examples of products recently developed as a result of AB InBev’s insights work include Skol Beats Senses and Brahma 0.0 (Brazil), the Rita family of products and a re-closable 16-ounce aluminum bottle (United States), MixxTail (Argentina and China), Cubanisto (United Kingdom and France) and Budweiser Supreme (China).

In order to ensure the consumer gets the right brand on the right occasion, it is important to have coherent execution throughout the commercial process. The Combined Group will therefore seek to continue to develop and enhance its integrated marketing and sales excellence programs, in order to continuously improve the quality of its sales and marketing capabilities and processes, ensure they are fully understood by all relevant employees, and consistently followed.

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, AB InBev’s management, including the management of its predecessor companies, has executed a number of combination transactions of varying size, with acquired businesses being successfully and smoothly integrated into the AB InBev Group’s operations, realizing significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev. More recent examples include the combination with Anheuser-Busch in November 2008, the combination with Grupo Modelo in June 2013, and the reacquisition of Oriental Brewery, the leading brewer in South Korea, in April 2014.

The AB InBev Group’s strong track record also extends to successfully integrating brands such as Budweiser, Corona and Stella Artois into its global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

The SABMiller management team also has a solid track record of successful integrations, including the Miller Brewing Company in 2002, Bavaria in 2005 and Foster’s in 2011.

The Combined Group will utilize these skills and experiences with the goal of completing the integration of the two companies in a timely fashion, with minimal disruption to the business, and maximizing the capture of cost synergies.

Combined Group strategy built on a clear and consistent business model

AB InBev intends that the business model for the Combined Group will be focused on organic revenue growth ahead of the industry, coupled with tight management of costs, which, if achieved, would lead to margin expansion and long term, sustainable value creation for its shareholders and stakeholders. This business model will be supported by strict financial discipline regarding the generation and use of cash, and underpinned by AB InBev’s powerful Dream, People, Culture platform.

AB InBev believes the following:

Dream, People, Culture

The Dream is to be “the Best Beer Company Bringing People Together for a Better World”.

The “Best Beer Company” element relates primarily to the Combined Group’s aim of building and maintaining highly profitable operations, with leading brands wherever it chooses to operate.

With its strong brand portfolio, the Combined Group will be “Bringing People Together” in ways that few others can. By building common ground, strengthening human connections and helping its consumers share unique experiences, the Combined Group will be able to achieve something together that cannot be accomplished alone.

The term “Better World” articulates the belief that all stakeholders will benefit from good corporate citizenship, finding expression in the Combined Group’s work to promote responsible enjoyment of its products, protecting the environment and giving back to the communities in which the Combined Group will operate. The Combined Group will discourage consumers from excessive or underage drinking, and drinking and driving. It will achieve this through marketing campaigns and program initiatives, including AB InBev’s Smart Drinking Goals, often in partnership with governments, other private sector companies and community organizations, as well as ensuring that its marketing is directed to legal age consumers, as outlined in AB InBev’s Responsible Marketing and Communications Code.

AB InBev believes that People will be one of the greatest strengths of the Combined Group, and that its leaders should be judged by the quality of the teams they build. The Combined Group will seek to continue to recruit, develop and retain great people, give them the development opportunities and challenges to grow at the pace of their talent, and reward them accordingly. A strong target-related variable payment program will be an important element in the Combined Group’s compensation structure.

The Culture of the Combined Group will be based on an ownership mind set. AB InBev believes that owners take results personally. Owners are never completely satisfied with their results, and are always looking for continuous improvement. Owners recognize that consumers are at the center of everything the Combined Group will do and that the Combined Group will need to offer them brand experiences that play a relevant and meaningful role in their lives, and always in a responsible way. Owners manage costs tightly in order to free up resources to support sustainable and profitable top line growth. Owners lead by example and never ask their people to do things they would not do themselves. Finally, owners believe in common sense and simplicity, rather than unnecessary sophistication and complexity, and never take shortcuts. AB InBev believes that an ownership mind set, coupled with informality, meritocracy, integrity, hard work, quality and responsibility, will be key to the long term success of the Combined Group.

Organic revenue growth

The Combined Group will aim to grow revenue organically ahead of the benchmark of industry volume growth plus inflation, on a country-by-country basis. To achieve this goal, the Combined Group will build on the work by the AB InBev Group and the SABMiller Group in developing a deep understanding of both consumers’ needs and the occasions when they enjoy beer and other alcohol beverages. Some of AB InBev’s insights from this work include the following:

•	consumers around the world are more similar than different;

•	the Combined Group’s brands must remain relevant to existing consumers, be capable of winning new consumers and secure their long-term brand loyalty. The Combined Group should continue to invest to drive strong consumer preference for its brands and continued premiumization of its brand portfolio;

•	opportunities exist to develop brands and offerings to gain share of alcohol on non-traditional beer occasions. The Combined Group should further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal;

•	the Combined Group should seek to build connections with its consumers at the point-of-sale, in partnership with distributors, off-trade retailers and on-trade points-of-sale, by further improving the quality of the consumer’s shopping experience and consumption occasions; and

•	the Combined Group must leverage social and digital media platforms to reach out to existing and potential consumers and build connections with its brands.

These insights will enable the Combined Group to better understand the key moments of consumption, and to focus its sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption opportunities. AB InBev believes that, by understanding, embracing and enriching consumption moments and occasions, the Combined Group will have the opportunity to accelerate revenue growth and deliver increased shareholder value.

The insights AB InBev has gained have led to the identification of four global commercial priorities for the Combined Group:

•	growing its global brands;

•	premiumizing and invigorating beer;

•	elevating the core; and

•	developing the near beer segment.

Growing the Combined Group’s global brands

Growing the Combined Group’s global brands involves leveraging the strength of Budweiser, Stella Artois and Corona to form strong connections with consumers around the world. To reach that goal, the Combined Group will seek to increase its investments in sales and marketing programs that build on each brand’s distinct image and consumer positioning.

Budweiser, a brand identified with celebration and optimism, has sponsored events as diverse as Chinese New Year celebrations, a visit by the Clydesdales to Moscow and St. Petersburg, an amateur soccer digital video contest in the UK, and the Made in America music festival.

In 2015, Stella Artois created unique, immersive experiences such as “Sensorium” in Toronto and “Stars” in New York City, which highlighted the values of sophistication and worth by emphasizing the brand’s heritage, quality and craftsmanship. In 2016, more consumer experiences and events will be launched in different key countries for the brand.

Corona’s brand essence of escapism and relaxation is reflected in its Corona SunSets top-tier festivals and local music events in more than 20 countries, as well as the sponsorship of the World Surf League. Strong execution in both on-trade and off-trade channels has also been critical. AB InBev’s “Spiritual Homes” program for Corona, in which AB InBev creates a complete Corona-themed environment in a bar, is an example of how the Combined Group will strive to bring its brands to life through consistent and unique experiences for its consumers, wherever they enjoy its products.

Premiumizing and invigorating beer

Premiumizing and invigorating beer involves creating more excitement and aspiration around beer, especially among millennial consumers. The development of the craft category in the U.S., and increasingly around the world, is a prime example of how new vigor and energy can be brought to the consumer’s experience with beer. In recent years, AB InBev has been building a position in the craft space with acquisitions in the U.S. In 2015, AB InBev also expanded its global craft portfolio with acquisitions in other countries including the UK, Mexico, Canada, Colombia and Brazil. AB InBev expects the Combined Group to continue this trend.

Encouraging consumers to see beer in new and fresh ways means the Combined Group must seek to do the same. To encourage this behavior, AB InBev has created a Disruptive Growth team to explore opportunities beyond the traditional areas of brands, brewing or marketing campaigns. One area being explored by the team is how technology can enhance distribution, packaging and other aspects of the consumer’s experience. The team has identified a number of initiatives which, while initially small in their individual impact, could eventually become game-changing in the years ahead. These initiatives include, for example, digital solutions and craft e-commerce platforms that allow consumers to order beer for quick delivery and are being piloted in several countries, including Mexico, Brazil and Canada.

Elevating the core

“Elevating the core” will be focused on raising the perception and relevance of the Combined Group’s core brands, which will deliver the majority of its volume and revenue. Compelling, differentiated messaging and large scale activations that convey the unique character, quality and emotional appeal of its core brands are some of the tools AB InBev is already using to seek to elevate the core. One example is the “Brewed the Hard Way” campaign for Budweiser in the U.S. The campaign sent a strong message that evoked the brand’s heritage of quality and craftsmanship—and connected with consumers who respect those values.

Updated visual identities for the Combined Group’s brands are also expected to help to elevate the core. The Combined Group will continually invest in new eye-catching designs and packaging innovations such as aluminum bottles and new pack sizes that encourage consumers to take a fresh look at its brands. For example, in 2015, among other initiatives, AB InBev announced a bold new package design for Bud Light in the U.S., launched Negra Modelo in cans in Mexico and increased its share of returnable glass bottles for many of its brands in Brazil, as part of an affordability strategy.

The Combined Group will also seek to elevate its core brands to win the hearts and minds of a new generation of consumers—young adults of legal drinking age. To do this, the Combined Group will aim to connect its core brands with the passion points that inspire millennials, by focusing on events where its brands can develop a strong connection in such areas as music, sports, food and film.

Developing the near beer segment

Developing the near beer segment is just one way in which the Combined Group will seek to respond to consumer demand for more choice and excitement. In particular, AB InBev believes it is currently competing more effectively for share of the total alcohol market by launching innovative products that offer malt beverage alternatives to wine and hard liquor. AB InBev views this near beer category as a major global opportunity for the Combined Group. For example, variants of AB InBev’s MixxTail product are now sold in Argentina, the U.S. and China. The success of Skol Beats Senses in Brazil led AB InBev to introduce Cass Beats in South Korea. The popularity of brands such as Cubanisto in the UK, France and Belgium also shows the potential of the flavored beer category.

Cost management and efficiency

The Combined Group will strive to continuously improve efficiency by unlocking the potential for variable and fixed-cost savings by seeking to:

•	maintain long-term cost increases below inflation, benefiting from the application of cost efficiency programs such as Zero-Based Budgeting and Voyager Plant Optimization, internal and external benchmarking, as well as from the Combined Group’s scale;

•	leverage the Global Procurement Center to generate further cost efficiencies, and build on the Combined Group’s supplier relationships to bring new ideas and innovation to its business; and

•	continue to share best practices across all functions, as well as benchmark performance externally against other leading companies.

AB InBev believes that cost management and efficiency will be part of an ongoing process, and fueled by an ownership mind set.

Financial discipline and capital allocation

AB InBev intends that the Combined Group will exercise strict financial discipline in the generation and use of cash. This will include the goals of generating significant operating cash flow from growth in the Combined Group’s operating activities, tight working capital management and a disciplined approach to capital expenditure. AB InBev expects that the sharing of working capital best practices between the AB InBev Group and the SABMiller Group will generate additional cash flow benefits, which have not been quantified at this stage.

AB InBev believes that the Combined Group should target an optimized capital structure reflected in a long-term goal of achieving a Net Debt/EBITDA, as defined, ratio of approximately 2x. AB InBev intends for the priorities for capital allocation to be as follows:

•	Investing in the organic growth of the Combined Group’s business;

•	Deleveraging to around the 2x level; and

•	Investing in non-organic external growth. Non-organic external growth is a core competency and the Combined Group will continue to consider suitable opportunities as and when they arise, subject to its strict financial discipline.

AB InBev intends that the Combined Group’s goal will be for dividends to grow in line with the non-cyclical nature of its business. Dividend yield, earnings pay-out and free cash flow pay-out, in comparison to other consumer products companies, will be an input to the decision on dividend payments. In light of the increased debt that would result from completion of the Transaction, deleveraging will, however, remain a priority and may restrict the amount of dividends the Combined Group is able to pay.

Recommendation of the AB InBev Board of Directors

At its meeting on 10 November 2015, the AB InBev board of directors agreed on the terms of the Transaction and unanimously approved entering into the Co-operation Agreement. On                  2016, AB InBev’s board of directors unanimously and unconditionally recommended that holders of AB InBev ordinary shares and holders of AB InBev ADSs vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, including voting in favor of the Belgian Offer and the Belgian Merger.

The AB InBev board of directors considered many factors in reaching the decisions described above. In arriving at its decisions, the board of directors consulted with AB InBev’s management, legal advisors, financial advisors, accounting advisors and other advisors, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that a number of factors supported its decision, including:

•	that the Transaction is likely to result in significant strategic and financial benefits to AB InBev and its shareholders, including as set out above under “—AB InBev’s Reasons for the Transaction”;

•	the Transaction being in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities they serve;

•	its knowledge of the AB InBev Group business, operations, financial condition, earnings, strategy and future prospects;

•	its knowledge of the SABMiller Group business, operations, financial condition, earnings, strategy and future prospects;

•	the framework for the Transaction, including the structure and debt financing related thereto; and

•	the feedback received from certain rating agencies.

The AB InBev board of directors weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the Transaction, including the following:

•	the risk that the anticipated strategic and other benefits to the Combined Group following completion of the Transaction will not be realized or will take longer to realize than expected;

•	that integrating the Combined Group will require the allocation of resources away from the core business of the Combined Group and its organic growth agenda;

•	the need to attract, retain and motivate key personnel critical to the success of the Combined Group;

•	balancing deleveraging and reinvesting synergies in the Combined Group’s brands;

•	the importance of mitigating any currency risks associated with the Transaction;

•	the risk that the Transaction might not be consummated in a timely manner or at all;

•	the challenges inherent in effecting any divestitures necessary in order to obtain regulatory clearances for the Transaction; and

•	the risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

In considering the recommendation of the board of directors of AB InBev, you should be aware that certain directors and executive officers of AB InBev will have interests in the proposed Transaction that may be different from, or in addition to, the interests of AB InBev’s shareholders generally. See “—Interests of Certain Persons in the Transaction—Interests of AB InBev Directors and Executive Board of Management in the Transaction” beginning on page 117 of this prospectus. In addition, you should be aware that a break payment will be payable by AB InBev to SABMiller if the AB InBev Resolutions are not passed at the AB InBev General Meeting, unless the Co-operation Agreement has already been terminated in accordance with its terms. See “Material Agreements—The Co-operation Agreement—Break Payment” for more details.

The AB InBev board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the Transaction were outweighed by the potential benefits that it expected AB InBev and AB InBev shareholders would achieve as a result of the Transaction.

This discussion of the information and factors considered by the AB InBev board of directors includes the principal positive and negative factors considered by the AB InBev board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the AB InBev board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Transaction, and the complexity of these matters, the AB InBev board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Transaction and to make its recommendations to AB InBev shareholders. Rather, the AB InBev board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the AB InBev board of directors may have given differing weights to different factors.

Financing

2015 Senior Facilities Agreement

On 28 October 2015, AB InBev entered into an unsecured USD 75.0 billion Senior Facilities Agreement with a syndicate of banks in connection with the Transaction. The 2015 Senior Facilities Agreement made the following five facilities available to AB InBev and its wholly owned subsidiaries, subject to certain conditions: (i) Cash/DCM Bridge Facility A, a 364-day bridge facility for up to USD 15.0 billion principal amount available; (ii) Cash/DCM Bridge Facility B, a 364-day bridge facility, with an option to extend for an additional 12 months, for up to USD 15.0 billion principal amount available; (iii) Disposals Bridge Facility, a 364-day bridge facility for up to USD 10.0 billion principal amount available; (iv) Term Facility A, a two-year term facility, with an option to extend for an additional 12 months, for up to USD 25.0 billion principal amount available; and (v) Term Facility B, a five-year term facility for up to USD 10.0 billion principal amount available. The facilities are to be drawn in USD, except that a portion of each facility may be drawn in euro at AB InBev’s option.

Each outstanding facility is available to be drawn until the earlier of (i) 28 October 2016, subject to an extension up to 28 April 2017, at AB InBev’s option; (ii) two months after the settlement date of the Belgian Offer and (iii) the date on which the UK Scheme or the Belgian Offer permanently lapses, terminates, is withdrawn, or (in the case of the UK Scheme) is rejected by the High Court of Justice in England and Wales without being implemented or, if the reason for such lapse, termination or withdrawal of the UK Scheme is a decision by AB InBev to proceed with the Transaction by way of a UK takeover offer, the date falling four weeks after the UK Scheme lapse or termination date or the date on which AB InBev presents the syndicate of banks for the 2015 Senior Facilities Agreement with an amendment consent request in relation to such UK takeover offer. For so long as the facilities are available to be drawn, the commitments under those facilities will be available on a certain funds basis, subject to certain customary limitations. As of the date of this prospectus, the facilities available under the 2015 Senior Facilities Agreement were undrawn.

As a result of the debt capital markets issuances described below under “—Replacement Bond Financing”, on 27 January 2016, AB InBev cancelled USD 42.5 billion of the available commitments under the 2015 Senior Facilities Agreement and on 4 April 2016, AB InBev cancelled a further USD 12.5 billion of the available commitments. Accordingly, as of the date of this prospectus, the total committed amount under the 2015 Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under Term Facility B and USD 10.0 billion under the Disposals Bridge Facility. The Disposals Bridge Facility is expected to be repaid in full from the proceeds of certain of the Transaction-related Divestitures.

All proceeds from the drawdown under the 2015 Senior Facilities Agreement must be applied to finance the cash consideration payable pursuant to the Belgian Offer, the settlement of any options under certain SABMiller equity compensation plans exercised upon completion of the Transaction and, on or following the settlement date of the Belgian Offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

Mandatory prepayments are not required to be made under the 2015 Senior Facilities Agreement, except in certain limited circumstances, including (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, an amount equal to (a) the net proceeds of any disposal made by SABMiller or its subsidiaries or AB InBev or its subsidiaries and (b) 80% of the net proceeds received by AB InBev or its subsidiaries from funds raised in the public international debt capital markets, in each case subject to certain exceptions and (ii) for all facilities, where a person or a group of persons acting in concert (other than the Stichting Anheuser-Busch InBev, or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of AB InBev.

See “Financing Relating to the Transaction—2015 Senior Facilities Agreement” elsewhere in this prospectus for further details.

Replacement Bond Financing

January 2016 Issuances

On 25 January 2016, AB InBev’s subsidiary ABIFI issued USD 46.0 billion aggregate principal amount of bonds guaranteed by AB InBev and certain other subsidiaries. The bonds comprise the following series (collectively, the “January 2016 U.S. Notes”):

Title of Securities	1.900% Notes due 2019	2.650% Notes due 2021	3.300% Notes due 2023	3.650% Notes due 2026	4.700% Notes due 2036	4.900% Notes due 2046	Floating Rate Notes due 2021
Aggregate principal amount sold:	USD 4.0 billion	USD 7.5 billion	USD 6.0 billion	USD 11.0 billion	USD 6.0 billion	USD 11.0 billion	USD 500 million
Maturity date:	1 February 2019	1 February 2021	1 February 2023	1 February 2026	1 February 2036	1 February 2046	1 February 2021

Public offering price: Interest payment dates:	99.729% of the principal Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	99.687% of the principal Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	99.621% of the principal Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	99.833% of the principal Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	99.166% of the principal Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	99.765% of the principal Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	100.00% of the principal Quarterly, on each 1 February, 1 May, 1 August and 1 November, commencing on 2 May 2016
Interest Rate:	1.900%	2.650%	3.300%	3.650%	4.700%	4.900%	Three-month LIBOR plus 126 bps
Optional Redemption:	Make-whole call at treasury rate plus 15 bps	Prior to 1 January 2021, make-whole call at treasury rate plus 20 bps; par call at any time thereafter	Prior to 1 December 2022, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 November 2025, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 August 2035, make-whole call at treasury rate plus 30 bps; par call at any time thereafter	Prior to 1 August 2045, make-whole call at treasury rate plus 35 bps; par call at any time thereafter	None

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the Transaction is not consummated on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction. The January 2016 U.S. Notes were admitted to listing and trading on the NYSE effective 26 January 2016.

In addition, on 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046 (the “January 2016 Taiwan Notes”, and together with the January 2016 U.S. Notes, the “January 2016 Notes”). The January 2016 Taiwan Notes were offered and sold in Taiwan to “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. The January 2016 Taiwan Notes were admitted to listing and trading on the Taipei Exchange (the “TPEx”) on 29 January 2016.

Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration to be paid by AB InBev for each Initial Share tendered into the Belgian Offer. The remainder of the net proceeds will be used for general corporate purposes. The January 2016 Notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 21 December 2015. See “Financing Relating to the Transaction—Replacement Bond Financing” elsewhere in this prospectus for further details.

March 2016 Issuances

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium Term Notes Programme. The notes comprise the following series:

Title of Securities	4-year 0.625% Notes due 2020	6-year 0.875% Notes due 2022	9-year 1.500% Notes due 2025	12-year 2.000% Notes due 2028	20-year 2.750% Notes due 2036	4-year Floating Rate Notes due 2020
Aggregate principal amount sold:	EUR 1,750,000,000	EUR 2,000,000,000	EUR 2,500,000,000	EUR 3,000,000,000	EUR 2,750,000,000	EUR 1,250,000,000
Maturity date:	17 March 2020	17 March 2022	17 March 2025	17 March 2028	17 March 2036	17 March 2020
Interest payment dates:	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Quarterly on 17 March, 17 June, 17 September and 17 December, commencing 17 June 2016 up to and including the Maturity Date
Interest Rate:	0.625%	0.875%	1.500%	2.000%	2.750%	Three-month EURIBOR plus 75 basis points

The 2020 fixed and floating rate notes, the 2022 notes and the 2025 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the principal amount of such notes, together, if appropriate, with interest accrued to, but excluding the special mandatory redemption date if the Transaction is not completed on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction.

The proceeds of the offering will be applied for the realization of the strategy of AB InBev, including to fund a portion of the cash consideration to be paid by AB InBev for each Initial Share tendered into the Belgian Offer and for general corporate purposes.

Transaction-Related Costs

The transaction costs incurred in connection with the Transaction, which include transaction taxes, advisory, legal, audit, valuation and other fees and costs (including, without limitation, costs and expenses relating to the issue of the Newbelco ordinary shares and related listings), will amount to approximately USD 1.0 billion. In addition, AB InBev expects to incur approximately USD 0.7 billion of costs in connection with the Transaction-related financing arrangements.

Interests of Certain Persons in the Transaction

In considering the recommendation of the AB InBev board of directors and the SABMiller board of directors, you should be aware that certain directors and officers of Newbelco, AB InBev and SABMiller may have interests in the proposed Transaction that are different from, or in addition to, your interests as a Newbelco shareholder generally and which may create potential conflicts of interest. The AB InBev board of directors and the SABMiller board of directors were aware of these interests and considered them when they adopted the Co-operation Agreement and approved the

Transaction contemplated thereby. In approving the Transaction, the AB InBev board of directors found that there were no conflicts of interest of the AB InBev board of directors in the Transaction, as defined by Article 523 of the Belgian Companies Code.

Interests of AB InBev Directors and Executive Board of Management in the Transaction

The following existing members of the AB InBev board of directors are expected to serve on the Newbelco board of directors following the closing of the Belgian Offer: Mr. Grégoire de Spoelberch, Mr. Alexandre Van Damme, Mr. Carlos Alberto Sicupira, Mr. Marcel Herrmann Telles, Mr. Stéfan Descheemaeker, Mr. Paul Cornet de Ways Ruart, Mr. Paulo Alberto Lemann, Mr. Alexandre Behring, Ms. Maria Asuncion Aramburuzabala, Mr. Olivier Goudet; Ms. M. Michele Burns; and Mr. Elio Leoni Sceti. See “—Newbelco Board of Directors and Management upon Completion of the Transaction”.

The following existing members of the AB InBev executive board of management are expected to serve on the Newbelco executive board of management in the stated capacities: Carlos Brito (Chief Executive Officer), Sabine Chalmers (Chief Legal & Corporate Affairs Officer), Michel Doukeris (Chief Sales Officer (effective January 2017)), Felipe Dutra (Chief Financial & Technology Officer), Pedro Earp (Chief Disruptive Growth Officer), Claudio Garcia (Chief People Officer), Peter Kraemer (Chief Supply Officer), Tony Milikin (Chief Procurement Officer), Miguel Patricio (Chief Marketing Officer), David Almeida (Chief Integration Officer), Claudio Braz Ferro (Chief Supply Integration Officer), Stuart MacFarlane (Zone President – Europe), João Castro Neves (Zone President – North America), Bernardo Pinto Paiva (Zone President – Latin America North) and Ricardo Tadeu (Zone President – Africa). In addition, two existing members of the AB InBev executive board of management are expected to serve on the Newbelco executive board of management in a temporary capacity until January 2017, after which they will no longer serve on the Newbelco executive board of management: Luiz Fernando Edmond (as Chief Sales Officer) and Marcio Froes (as Zone President – Latin America South).

These individuals may be compensated by Newbelco and may be entitled to receive equity awards from Newbelco in their capacity as directors or members of the executive board of management, as applicable. Newbelco expects to adopt a remuneration policy that is, in all material respects, the same as the current remuneration policy of AB InBev. For further details on AB InBev’s current remuneration policy, see “Item 6. Directors, Senior Management and Employees—B. Compensation” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015. In addition, please see the excerpts from the Belgian Listing Prospectus attached hereto as Annex B-1 for further details on the expected Newbelco board of directors and executive board of management.

As of the date of this prospectus, the requisite corporate action to appoint the persons who will serve as directors and officers of Newbelco following the closing of the Belgian Offer has not yet been effected. Accordingly, the persons who will serve as directors and officers of Newbelco following the closing of the Belgian Offer may differ from the persons currently expected to serve in such capacity.

Treatment of stock options and restricted stock units

AB InBev currently has three primary share-based compensation plans, namely (i) the Long-Term Incentive (“LTI”) Warrant Plan, established in 1999 and replaced by the LTI Stock Option Plan Directors in 2014, (ii) the Share-Based Compensation Plan, established in 2006 (and amended as from 2010) and (iii) the LTI Stock Option Plan Executives, established in 2009. Under the long-term incentive plans, options can be granted in respect of both AB InBev ordinary shares and AB InBev ADSs. In addition, AB InBev also operates three restricted stock unit programs and, from time to time, AB InBev makes exceptional grants to its employees and employees of its subsidiaries or grants of shares or options under plans established by AB InBev or by certain of its subsidiaries. For further details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.

Upon completion of the Transaction, under the terms of each of the plans described above, each of which has been filed as an exhibit to AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 incorporated by reference herein, the rights and obligations of AB InBev with regard to stock options and restricted stock units will be automatically transferred to Newbelco. Stock options in respect of shares in AB InBev will be converted into equivalent stock options in respect of shares in Newbelco. In accordance with the relevant rules of the plans, the number of shares to which each option will give rights and the exercise price thereof will be determined at the sole discretion of the board of directors of AB InBev, taking into account various factors, including existing market practices, taxation and other applicable laws in the relevant jurisdictions to avoid material adverse tax implications resulting from such conversion for the holders of AB InBev stock options and restricted stock units. Additionally, the 2020 Dream Incentive Plan of AB InBev contains certain performance targets. These targets may be easier or more difficult to reach if the Transaction completes, which may affect holders of AB InBev stock options under the 2020 Dream Incentive Plan. Following the Transaction, holders of restricted stock units will no longer have the right to shares in AB InBev but will instead have the right to shares of Newbelco. The number of shares of Newbelco to which each restricted stock unit will give rights will be determined at the sole discretion of the board of directors of AB InBev, taking into account various factors, including existing market practices, taxation and other applicable laws in the relevant jurisdictions.

Interests of SABMiller Directors and Management in the Transaction

The SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) held by the SABMiller directors will be subject to the UK Scheme. Each SABMiller director who holds, beneficially owns or is interested in SABMiller ordinary shares and/or SABMiller ADSs has irrevocably undertaken to vote (or to procure, or to use reasonable endeavors to procure, the vote) in favor of the UK Scheme at the meeting to be convened with the permission of the High Court of Justice in England and Wales and the SABMiller Resolution at the SABMiller General Meeting in respect of all the SABMiller ordinary shares and/or SABMiller ADSs of which they are the beneficial holders or in which they are interested. Further details of these irrevocable undertakings are set out in “—Other Transaction-Related Agreements and Arrangements—Irrevocable Undertakings by the SABMiller Directors.”

The effect of the UK Scheme on awards and options held by SABMiller directors in common with those held by other participants in the SABMiller Share Award Plan and the SABMiller Share Option Plans (each as defined below) is described below under “—Treatment of stock options and awards.”

Save as set out above, the effect of the UK Scheme on the interests of the SABMiller directors does not differ from its effect on the like interest of any other SABMiller shareholder.

Treatment of stock options and awards

Performance share awards granted under the SABMiller plc Executive Share Award Plan 2008 (including the China sub-plan) (the “SABMiller Share Award Plan”) will vest on the sanction of the UK Scheme by the High Court of Justice in England and Wales in accordance with the rules of the SABMiller Share Award Plan and subject to time pro-rating. In accordance with SABMiller’s previous practice, time pro-rating will be calculated over a 12-month period so that any awards granted or having a performance period beginning 12 months or more before the sanction of the UK Scheme by the High Court of Justice in England and Wales will vest in full. SABMiller will satisfy all vested performance share awards outstanding under the SABMiller Share Award Plan prior to the record time under the UK Scheme.

Stock appreciation rights granted under the SABMiller share option plans (being the SABMiller plc Executive Share Option Plan 2008, the SABMiller plc Approved Executive Share Option Plan 2008, the SABMiller plc South African Executive Share Option Plan 2008, the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan), the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008, the SABMiller plc Approved Share Option Scheme 1999, the SABMiller plc Executive Share Option

(No.2) Scheme 1999, the SABMiller plc International Employee Stock Appreciation Rights Scheme, the SABMiller plc International Employee Share Scheme and the SABMiller plc Mirror Executive Share Purchase Scheme, collectively, the “SABMiller Share Option Plans”) will vest and become exercisable on the sanction of the UK Scheme by the High Court of Justice in England and Wales in accordance with the rules of the relevant SABMiller Share Option Plan and subject to time pro-rating calculated in the same manner as for performance share awards described above. Stock appreciation rights that are exercised prior to but conditional upon the High Court of Justice in England and Wales sanctioning the UK Scheme will be satisfied prior to the record time under the UK Scheme. Stock appreciation rights that are not exercised prior to the record time under the UK Scheme may only be exercised, and will be satisfied, following the completion of the Transaction.

Share options granted under the SABMiller Share Option Plans will vest and become exercisable on sanction of the UK Scheme by the High Court of Justice in England and Wales or following completion of the Transaction in accordance with the rules of the relevant SABMiller Share Option Plans and subject to time pro-rating calculated in the same manner as for performance share awards described above. Options that become exercisable on sanction of the UK Scheme by the High Court of Justice in England and Wales and are exercised prior to but conditional upon the High Court of Justice in England and Wales sanctioning the UK Scheme will be satisfied prior to the record time under the UK Scheme. Options that are not exercised prior to the record time under the UK Scheme may only be exercised, and will be satisfied, following completion of the Transaction. Options that become exercisable and are exercised following completion of the Transaction will be satisfied following completion.

Value share awards granted under the SABMiller Share Award Plan will vest on the sanction of the UK Scheme by the High Court of Justice in England and Wales in accordance with the rules of the SABMiller Share Award Plan and the number of shares which vest will be calculated in accordance with the applicable performance condition shortly before the High Court of Justice in England and Wales sanctions the UK Scheme. SABMiller will satisfy all vested value share awards outstanding under the SABMiller Share Award Plan prior to the record time under the UK Scheme.

SABMiller ordinary shares outstanding under the SABMiller plc Employee Share Purchase Plan will vest on the sanction of the UK Scheme by the High Court of Justice in England and Wales in accordance with the rules of the SABMiller plc Employee Share Purchase Plan and be released in full to participants prior to the record time under the UK Scheme.

Awards which vest and options and stock appreciation rights which vest and are exercised prior to the record time under the UK Scheme will be satisfied by an allotment, issue or transfer of SABMiller ordinary shares prior to the record time. The UK Scheme will extend to such SABMiller ordinary shares.

Options and stock appreciation rights which are not exercised prior to the record time under the UK Scheme may only be exercised, and will be satisfied, following the completion of the Transaction. Unless SABMiller and AB InBev agree otherwise, these options and stock appreciation rights will be satisfied by an allotment, issue or transfer of SABMiller ordinary shares. Any SABMiller ordinary shares issued, allotted or transferred following the completion of the Transaction in satisfaction of options or stock appreciation rights which are or first become exercisable in the period commencing with the High Court of Justice in England and Wales sanctioning the UK Scheme and ending on completion (and which are not in fact exercised and satisfied prior to the record time under the UK Scheme), will be immediately repurchased by SABMiller for GBP 45.00 per share. Any SABMiller ordinary shares issued, allotted or transferred following the completion of the Transaction in satisfaction of options or stock appreciation rights which first become exercisable on or after completion will be immediately transferred to Newbelco in exchange for GBP 45.00 per share. The terms of these repurchases and transfers are set out in the proposed amendments to SABMiller’s articles of association which will be put forward for approval at a general meeting of the holders of SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) (the “SABMiller General Meeting”).

No option or stock appreciation right may be exercised and no allotment, issue or transfer of SABMiller ordinary shares will take place in the period from and including the record time under the UK Scheme to and including the completion of the Transaction.

As at the close of business on 30 June 2016, up to 46,228,377 additional SABMiller Shares (excluding up to 51,645 awards that will be settled in cash) may be issued or transferred from treasury on or after the date of this Prospectus and prior to the record time under the UK Scheme on the exercise of options or vesting of awards under the SABMiller Share Plans, netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller Shares may need to be issued or transferred from treasury.

The total number of SABMiller ordinary shares in respect of which members of SABMiller’s executive committee, two of whom are executive directors, hold unvested awards, options and stock appreciation rights under the above plans was 2,696,377 as at 30 June 2016. Such awards, options and stock appreciation rights will vest subject to time pro-rating as summarized above. The numbers provided in this paragraph and the paragraph above assume full vesting of value share awards under the SABMiller Share Award Plan. The actual number of SABMiller ordinary shares released under such awards will be determined by reference to SABMiller’s total shareholder return compared against a comparator group calculated at the end of three-, four- and five-year performance periods.

Indemnification and Insurance

AB InBev has undertaken that, for six years after the date of completion of the Transaction, if and to the extent that such obligations are permitted by law AB InBev will procure that the members of the SABMiller Group honor and fulfill their respective obligations to indemnify their respective directors and officers and to advance reasonable expenses, in each case with respect to matters existing or occurring at or prior to the date of completion of the Transaction. AB InBev has also undertaken that with effect from completion of the Transaction, AB InBev will procure the provision of directors’ and officers’ liability insurance cover, to the extent such cover is available on reasonable commercial terms, for both current and former directors and officers of the SABMiller Group, including directors and officers who retire or whose employment is terminated as a result of the Transaction, for acts and omissions up to and including the date of completion of the Transaction, in the form of runoff cover for a period of six years following the date of completion of the Transaction. Such insurance cover is required to provide cover, in terms of amount and breadth, at least as much as that provided under SABMiller Group’s existing directors and officers insurance.

Security Ownership of Certain Beneficial Owners and Management of AB InBev

Principal Shareholders of AB InBev Prior to the Transaction

The following table shows AB InBev’s shareholding structure on the date specified below based on the notifications made to AB InBev and to the Belgian Financial Services and Markets Authority (the “FSMA”) by the shareholders specified below in accordance with Article 6 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies and in accordance with Article 74 of the Belgian Law of 1 April 2007 on public takeover bids or information, based on public filings with the SEC.

The entities mentioned in the table below act in concert (it being understood that (i) the first ten entities act in concert within the meaning of Article 3, 13º of the Belgian Law of 2 May 2007 on disclosure of significant holdings in listed companies and (ii) the eleventh and twelfth entities will act in concert with the first ten entities within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold 847,648,483 AB InBev ordinary shares, representing 52.72% of the voting rights attached to AB InBev ordinary shares outstanding as of 30 June 2016, excluding the 540,392 treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à R.L. and Mexbrew S.à R.L. as of that date (the voting rights of which are suspended). Pursuant to AB InBev’s articles of association, shareholders are required to notify AB InBev as soon as the amount of securities held giving voting rights exceeds or falls below a 3% threshold.

All of AB InBev’s shares have the same voting rights.

Major shareholders	Number of AB InBev shares held	% of the voting rights attached to outstanding AB InBev shares held(6)	As of date in notification or SEC Filing
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law(1)	663,074,832	41.24%	30 June 2016
EPS Participations S.à R.L., a company incorporated under Luxembourg law, affiliated to Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(4)	130,257,459	8.10%	30 June 2016
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated to the Stichting Anheuser-Busch InBev that it jointly controls with BRC S.à R.L.(2)(4)	99,999	0.01%	30 June 2016
Rayvax Société d’Investissements S.A., a company incorporated under Belgian law	484,794	0.03%	30 June 2016
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissements S.A., its parent company	10	<0.01%	30 June 2016
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0.00%	30 June 2016
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	6,997,665	0.44%	30 June 2016
Stichting Fonds Baillet Latour, a stichting incorporated under Dutch law	0	0.00%	30 June 2016
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds Baillet Latour under Dutch law, that controls it(5)	5,485,415	0.34%	30 June 2016
BRC S.à R.L., a company incorporated under Luxembourg law, affiliated to the Stichting Anheuser-Busch InBev that it jointly controls with Eugénie Patri Sébastien (EPS) S.A.(3)	37,598,236	2.34%	30 June 2016
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	3,645,605	0.23%	30 June 2016
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	4,468	<0.01%	30 June 2016

Notes:

(1)	By virtue of their responsibilities as directors of the Stichting Anheuser-Busch InBev, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by the Stichting Anheuser-Busch InBev. However, each of these individuals disclaims such beneficial ownership in such capacity.
(2)

By virtue of their responsibilities as directors of EPS and EPS Participations, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by EPS and EPS Participations. However, each of these individuals disclaims such beneficial ownership in such capacity.
(3)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to AB InBev that they control BRC and as a result, under the rules of the SEC, they are deemed to be beneficial owners of AB InBev ordinary shares held by BRC. By virtue of their responsibilities as directors of BRC, Alexandre Behring and Paulo Alberto Lemann may also be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by BRC. However, Alexandre Behring and Paulo Alberto Lemann disclaim such beneficial ownership in such capacity.
(4)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting Anheuser-Busch InBev and the shares it held directly in AB InBev, except for 100,000 shares. On 16 January 2015, EPS transferred one AB InBev ordinary share to the Stichting Anheuser-Busch InBev for certification by the latter, so that on 16 January 2015 EPS held 99,999 shares.
(5)	On 27 December 2013, Stichting Fonds Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour SPRL with a social purpose.
(6)	Percentages are calculated on the total number of outstanding ordinary shares as at 30 June 2016 (1,608,242,156 shares) minus the number of outstanding ordinary shares held in treasury by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à R.L. and Mexbrew S.à R.L. as at 30 June 2016 (540,392 shares).

Shareholders’ Arrangements

In connection with the combination of Interbrew with Ambev S.A. (“Ambev”) in 2004, BRC, EPS, Rayvax Société d’Investissements S.A. and the Stichting Anheuser-Busch InBev entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS to hold their interests in AB InBev through the Stichting Anheuser-Busch InBev (except for approximately 130 million AB InBev ordinary shares that are held directly or indirectly by EPS and approximately 37 million AB InBev ordinary shares that are held directly by BRC as of 30 June 2016). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting Anheuser-Busch InBev and the ordinary shares it held in AB InBev except for 100,000 ordinary shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS, Rayvax Société d’Investissements S.A. and the Stichting Anheuser-Busch InBev and adhered to the shareholders’ agreement. On 18 December 2014, the Stichting Anheuser-Busch InBev, EPS, EPS Participations, BRC. and Rayvax Société d’Investissements S.A. entered into a new shareholders’ agreement (the “2014 Shareholders’ Agreement”) that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into an amended and restated new shareholders’ agreement (the “2016 Shareholders’ Agreement”) that amends the 2014 Shareholders’ Agreement. A copy of the 2016 Shareholders’ Agreement has been filed as Exhibit 9.1 to the registration statement of which this prospectus forms a part.

The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Stichting Anheuser-Busch InBev, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process for the AB InBev shares and the circumstances in which the AB InBev shares held by the Stichting Anheuser-Busch InBev may be de-certified and/or pledged at the request of BRC, EPS and EPS Participations. Providing the Belgian Offer and the Belgian Merger complete by 31 December 2017, references to AB InBev in the paragraphs below shall be construed as including and referring to Newbelco.

The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Stichting certificates.

Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Stichting Anheuser-Busch InBev and the AB InBev shares held by the Stichting Anheuser-Busch InBev. The Stichting Anheuser-Busch InBev is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Stichting Anheuser-Busch InBev board of directors. Subject to certain exceptions, at least seven of the eight Stichting Anheuser-Busch InBev directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting Anheuser-Busch InBev board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Stichting Anheuser-Busch InBev with respect to the AB InBev shares it holds, including how such shares will be voted at AB InBev shareholders’ meetings, will be made by the Stichting Anheuser-Busch InBev board of directors.

The 2016 Shareholders’ Agreement requires the Stichting Anheuser-Busch InBev board of directors to meet prior to each AB InBev shareholders’ meeting to determine how the AB InBev shares held by the Stichting Anheuser-Busch InBev are to be voted. In addition, if completion of the Transaction occurs by 31 December 2017, then, following completion, prior to each meeting of the board of directors of Newbelco at which certain key matters are considered, the Stichting Anheuser-Busch InBev board of directors will meet to determine how the eight members of the board of directors of Newbelco nominated exclusively by BRC and EPS/EPS Participations should vote.

The 2016 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax Société d’Investissements S.A., as well as any holder of certificates issued by the Stichting Anheuser-Busch InBev, to vote their AB InBev shares in the same manner as the AB InBev shares held by the Stichting Anheuser-Busch InBev. The parties agree to effect any free transfers of their AB InBev shares in an orderly manner of disposal that does not disrupt the market for AB InBev shares and in accordance with any conditions established by AB InBev to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2016 Shareholders’ Agreement, prior to the completion of the Transaction, the Stichting Anheuser-Busch InBev board of directors nominates and proposes to AB InBev shareholders’ meeting eight candidates for appointment to AB InBev’s board of directors, among which each of BRC and EPS/EPS Participations has the right to nominate four candidates. In addition, the Stichting Anheuser-Busch InBev board of directors proposes to AB InBev shareholders’ meetings three to six candidates for appointment to AB InBev’s board who are independent of AB InBev’s shareholders. This mechanism (which is provided under the 2014 Shareholders’ Agreement) shall remain applicable if the Transaction does not complete by 31 December 2017.

Pursuant to the 2016 Shareholders’ Agreement, if completion of the Transaction occurs by 31 December 2017, the Stichting Anheuser-Busch InBev board of directors will, following completion, propose to Newbelco’s shareholders’ meeting nine candidates for appointment to Newbelco’s board of directors (instead of eight candidates under the 2014 Shareholders’ Agreement), among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the Stichting Anheuser-Busch InBev board of directors. The chairman of Newbelco’s board of directors will be required not to be directly or indirectly related to EPS or BRC.

Subject to the completion of the Transaction by 31 December 2017, the 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. If the Transaction does not complete prior to 31 December 2017, the initial term of the 2016 Shareholders’ Agreement will remain 27 August 2024 (which is the initial term in effect under the 2014 Shareholders’ Agreement). In either case, the 2016 Shareholders’ Agreement will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement.

In addition, the Stichting Anheuser-Busch InBev has entered into a voting agreement with Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose. This agreement provides for consultations between the three bodies before any of AB InBev’s shareholders’ meetings to decide how they will exercise the voting rights attached to AB InBev shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of AB InBev’s shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose will vote their shares in the same manner as the Stichting Anheuser-Busch InBev. This agreement was most recently extended to 1 November 2034. A copy of this agreement has been filed as Exhibit 9.2 to the registration statement of which this prospectus forms a part. Provided the Belgian Offer and the Belgian Merger complete by 31 December 2017, references to AB InBev in this paragraph shall be construed as including and referring to Newbelco.

Beneficial Ownership of Management

The table below sets forth the number of AB InBev ordinary shares and/or AB InBev ADSs owned by the members of the executive board of management as of 30 June 2016:

Name	Number of AB InBev shares held		% of outstanding AB InBev shares
Carlos Brito	(*	)	(*	)
David Almeida	(*	)	(*	)
João Castro Neves	(*	)	(*	)
Sabine Chalmers	(*	)	(*	)
Michel Doukeris	(*	)	(*	)
Felipe Dutra	(*	)	(*	)
Pedro Earp	(*	)	(*	)
Luiz Fernando Edmond	(*	)	(*	)
Claudio Braz Ferro	(*	)	(*	)
Marcio Froes	(*	)	(*	)
Claudio Garcia	(*	)	(*	)
Peter Kraemer	(*	)	(*	)
Stuart MacFarlane	(*	)	(*	)
Tony Milikin	(*	)	(*	)
Miguel Patricio	(*	)	(*	)
Bernardo Pinto Paiva	(*	)	(*	)
Ricardo Tadeu	(*	)	(*	)

TOTAL	16,781,148		1.04%

Notes:

(*)	Each member of AB InBev’s executive board of management owns less than 1% of AB InBev’s outstanding shares as of 30 June 2016.

The table below sets forth the number of AB InBev ordinary shares and/or AB InBev ADSs owned by AB InBev directors as of 30 June 2016:

Name	Number of AB InBev shares held		% of outstanding AB InBev shares
María Asuncion Aramburuzabala	0		0.00%
Alexandre Behring	960,894		0.06%
M. Michele Burns	0		0.00%
Paul Cornet de Ways Ruart(2)	533,394		0.03%
Stéfan Descheemaeker(2)	410,370		0.03%
Valentín Diez Morodo	0		0.00%
Olivier Goudet	3,000	(1)	<0.01%
Paulo Alberto Lemann(2)	116,315	(1)	<0.01%
Kasper Rorsted	0		0.00%
Elio Leoni Sceti	950		<0.01%
Grégoire de Spoelberch(2)	215,000		0.01%
Marcel Herrmann Telles(2)	0		0.00%
Alexandre Van Damme(2)	70,330		<0.01%
Carlos Alberto Sicupira(2)	63,258		<0.01%

TOTAL	5,436,680		<1%

Notes:

(1)	Includes AB InBev ADSs.
(2)	Under the rules of the SEC, certain of AB InBev’s directors may also be deemed to own beneficially shares held by certain of AB InBev’s major shareholders: the Stichting Anheuser-Busch InBev, EPS Participations and BRC. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015.

Principal Shareholders of Newbelco Following the Transaction

The following tables set forth certain information, as of 30 June 2016, regarding the expected holdings of voting rights in Newbelco, after giving effect to the proposed Transaction, by each person who, based on current ownership of AB InBev ordinary shares or SABMiller ordinary shares or otherwise, is expected to be a holder of more than three percent of the voting rights attached to the Newbelco shares, alone or together with any party acting in concert with them.

The number of Restricted Shares that will be outstanding following completion of the Transaction depends on the number of SABMiller shareholders who elect for the Partial Share Alternative. AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller ordinary shares, respectively, representing in aggregate approximately 40.38% of SABMiller’s outstanding share capital at the close of business on 30 June 2016 (and excluding any shares held in treasury). See “Material Agreements—Shareholder Irrevocable Undertakings” for a description of such irrevocable undertakings. If only Altria and BEVCO elect the Partial Share Alternative, 316,999,695 Restricted Shares will be outstanding, which is the minimum amount of Restricted Shares expected to be outstanding following completion of the Transaction.

Conversely, the Partial Share Alternative is limited to 326,000,000 Restricted Shares. As a result, if the Partial Share Alternative is elected by SABMiller shareholders (other than Altria and BEVCO) in respect of approximately 18.6 million SABMiller ordinary shares (or more), then the maximum amount of 326,000,000 Restricted Shares will be outstanding upon completion of the Transaction. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable), and the SABMiller shareholders who have elected for the Partial Share Alternative will be deemed to have elected for the Cash Consideration in respect of the balance of the SABMiller ordinary shares held by them. For further details on the scale-back, please see “—UK Scheme”.

The table below assumes that Altria and BEVCO will elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings, but that all other holders of SABMiller ordinary shares (including holders of SABMiller ADSs representing SABMiller ordinary shares) elect for the Cash Consideration. As a result, the percentage of voting rights held (as set out in the table below) is based on 1,924,701,459 Newbelco shares expected to be outstanding immediately following the Belgian Merger, calculated as follows:

•	2,010,241,851 Newbelco shares in issue immediately following the Belgian Merger (comprised of 1,693,242,156 Newbelco ordinary shares and 316,999,695 Restricted Shares); minus

•	85,540,392 Newbelco ordinary shares expected to be held in treasury by Newbelco and its subsidiaries immediately following the Belgian Merger, the voting rights of which will be suspended. Such number of treasury shares is calculated based on (i) the number of AB InBev ordinary shares expected to be held in treasury by certain of AB InBev’s subsidiaries on the date of the Belgian Merger (540,392 AB InBev ordinary shares), plus (ii) the number of Newbelco ordinary shares expected to be kept as treasury shares by Newbelco after completion of the Belgian Merger (85,000,000 Newbelco ordinary shares);

as determined in accordance with SEC rules.

Upon completion of the Transaction, it is expected that the first twelve entities mentioned in the table will act in concert (it being understood that it is expected that (i) the first ten entities will act in concert within the meaning of Article 3, 13º of the Belgian Law of 2 May 2007 on disclosure of significant holdings in listed companies and (ii) the eleventh and twelfth entities will act in concert with the first ten entities within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and are expected to hold , in aggregate, 847,648,483 Newbelco ordinary shares, representing 44.04% of the voting rights attached to the Newbelco shares expected to be outstanding following the completion of the Transaction, based on the assumptions set out in the preceding paragraph. On the same basis, all other former AB InBev shareholders not included in the table below are expected to hold 760,053,281 Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs), representing 39.49% of the voting rights attached to the Newbelco shares expected to be outstanding following the completion of the Transaction.

Major shareholders	Number of SABMiller ordinary shares	Number of AB InBev ordinary shares	Number of Newbelco shares after the Transaction	% of the voting rights attached to outstanding Newbelco shares held after the Belgian Merger(8)(9)
Holders of Newbelco ordinary shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law(1)	—	663,074,832	663,074,832	34.45%
EPS Participations S.à R.L., a company incorporated under Luxembourg law, affiliated to Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(4)	—	130,257,459	130,257,459	6.77%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated to the Stichting Anheuser-Busch InBev that it jointly controls with BRC S.à R.L.(2)(4)	—	99,999	99,999	<0.01%

Major shareholders	Number of SABMiller ordinary shares	Number of AB InBev ordinary shares	Number of Newbelco shares after the Transaction	% of the voting rights attached to outstanding Newbelco shares held after the Belgian Merger(8)(9)
Rayvax Société d’Investissements S.A., a company incorporated under Belgian law	—	484,794	484,794	0.03%
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax Société d’Investissements S.A., its parent company	—	10	10	0.00%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	—	0	0	0.00%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	—	6,997,665	6,997,665	0.36%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	—	0	0	0.0%
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it(5)	—	5,485,415	5,485,415	0.29%
BRC S.à R.L., a company incorporated under Luxembourg law, affiliated to the Stichting Anheuser-Busch InBev that it jointly controls with Eugénie Patri Sébastien (EPS) S.A.(3)	—	37,598,236	37,598,236	1.95%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids	—	3,645,605	3,645,605	0.19%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids	—	4,468	4,468	0.0%
Holders of Restricted Shares
Altria Group, Inc.(6)	430,000,000	—	208,106,670	10.81%
BEVCO Ltd.(7)	225,000,000	—	108,893,025	5.66%

Notes:

(1)	By virtue of their responsibilities as directors of the Stichting Anheuser-Busch InBev, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by the Stichting Anheuser-Busch InBev. However, each of these individuals disclaims such beneficial ownership in such capacity.
(2)

By virtue of their responsibilities as directors of EPS and EPS Participations, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by EPS and EPS Participations. However, each of these individuals disclaims such beneficial ownership in such capacity.
(3)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to AB InBev that they control BRC and as a result, under the rules of the SEC, they are deemed to be beneficial owners of AB InBev ordinary shares held by BRC. By virtue of their responsibilities as directors of BRC, Alexandre Behring and Paulo Alberto Lemann may also be deemed, under the rules of the SEC, to be beneficial owners of AB InBev ordinary shares held by BRC. However, Alexandre Behring and Paulo Alberto Lemann disclaim such beneficial ownership in such capacity.
(4)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting Anheuser-Busch InBev and the shares it held directly in AB InBev, except for 100,000 shares. On 16 January 2015, EPS transferred one AB InBev ordinary share to the Stichting Anheuser-Busch InBev for certification by the latter, so that on 16 January 2015 EPS held 99,999 shares.
(5)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour SPRL with a social purpose.
(6)	Represents ownership of 208,106,670 Restricted Shares that will be convertible into Newbelco ordinary shares subject to the terms and conditions described elsewhere in this prospectus (see “—UK Scheme”).
(7)	Represents ownership of 108,893,025 Restricted Shares that will be convertible into Newbelco ordinary shares subject to the terms and conditions described elsewhere in this prospectus (see “—UK Scheme”).
(8)	The percentage of Newbelco voting rights held is calculated based on 1,924,701,459 Newbelco shares expected to be outstanding immediately following the Belgian Merger, as set out above. This also assumes that Altria and BEVCO will elect for the Partial Share Alternative in respect of the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings and that all other holders of SABMiller ordinary shares (including holders of SABMiller ADSs representing SABMiller ordinary shares) elect for the Cash Consideration.
(9)	Each Newbelco ordinary share and each Restricted Share will be entitled to one vote at Newbelco’s shareholders’ meetings (except for shares owned by Newbelco or any of its subsidiaries, the voting rights of which will be suspended). The shares held by Newbelco’s principal shareholders will not entitle such shareholders to different voting rights.

For the sake of comparison, the table below assumes that all SABMiller shareholders elect the Partial Share Alternative. As a result, the percentage of voting rights in Newbelco held (as set out in the table below) is based on 1,933,701,764 Newbelco shares expected to be outstanding immediately following the Belgian Merger, calculated as follows:

•	2,019,242,156 Newbelco shares in issue (comprised of 1,693,242,156 ordinary shares and 326,000,000 Restricted Shares); minus

•	85,540,392 Newbelco ordinary shares expected to be held in treasury by Newbelco and its subsidiaries immediately following the Belgian Merger, the voting rights of which will be suspended. Such number of treasury shares is calculated based on (i) the number of AB InBev ordinary shares expected to be held in treasury by certain of AB InBev’s subsidiaries on the date of the Belgian Merger (540,392 AB InBev ordinary shares), plus (ii) the number of Newbelco ordinary shares expected to be kept as treasury shares by Newbelco after completion of the Belgian Merger (85,000,000 Newbelco ordinary shares);

as determined in accordance with SEC rules.

	Number of SABMiller ordinary shares	Number of AB InBev ordinary shares	Number of Newbelco shares after the Transaction		% of the voting rights attached to outstanding Newbelco shares held after the Belgian Merger(3)
Holders of Newbelco ordinary shares
Stichting Anheuser-Busch InBev and the eleven entities that act in concert with it within the meaning of Article 3, 13º of the Belgian Law of 2 May 2007 on disclosure of significant holdings in listed companies and Article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids(1)	—	847,648,483	847,648,483		43.84%
Other former AB InBev shareholders	—	760,053,281	760,053,281		39.31%
Holders of Restricted Shares
Altria Group, Inc.	430,000,000	—	84,585,274	(2)(4)	4.37%
BEVCO Ltd.	225,000,000	—	44,259,736	(2)(4)	2.29%
Other former SABMiller shareholders(2)	1,002,262,457	—	197,154,988	(2)(4)	10.20%

Notes:

(1)	Comprises the first twelve entities listed in the table above. On this basis, the Stichting Anheuser-Busch InBev would hold 34.29% of the voting rights attached to Newbelco shares following the completion of the Transaction.
(2)	Based on the fully diluted share capital of SABMiller of 1,657,262,457 shares, calculated on the basis of:
(A)	SABMiller’s issued share capital as of the close of business on 30 June 2016 of 1,622,117,877 SABMiller ordinary shares (excluding 57,976,623 treasury shares); and
(B)	46,228,377 SABMiller ordinary shares (excluding 51,645 awards that will be settled in cash) which may be issued prior to completion of the Transaction on the exercise of options or vesting of awards under the SABMiller Share Award Plan and the SABMiller Share Option Plans, offset by 11,083,797 SABMiller ordinary shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016.
(3)	The percentage of Newbelco voting rights held is calculated based on 1,933,701,764 Newbelco shares, as set out above. This also assumes that all SABMiller shareholders, including Altria and BEVCO (and including holders of SABMiller ADSs representing SABMiller ordinary shares) elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them and that no holders of SABMiller ordinary shares elect for the Cash Consideration.
(4)	Persons electing for the Partial Share Alternative will have their entitlement to Restricted Shares rounded down to the nearest whole number of shares. As a result, the aggregate number of Restricted Shares issued may sum to less than 326,000,000.

Newbelco Board of Directors and Management upon Completion of the Transaction

Newbelco Board of Directors

As of the date of this prospectus, the board of directors and management of Newbelco is comprised of three directors associated with Phidias Management S.A., a company appointed to provide various corporate services and a wholly owned subsidiary of Intertrust SA/NV (“Intertrust”): Christophe Tans, Irène Florescu and Wouter Vanmechelen.

Christophe Tans is the Managing Director of Intertrust (Belgium) NV/SA. He first joined Intertrust in 2006 after a career of more than three years as a tax lawyer and six years as a tax advisor in a leading audit and consulting firm. Mr. Tans first joined the management board of Intertrust (Belgium) in 2006, and in August 2010 he took up the position of Managing Director. He holds a Master’s degree in Law from the University of Leuven and two Masters in Tax Law from the University of Liège and Groep T. Leuven.

Irène Florescu is the Director of Finance at Intertrust (Belgium) NV/SA, and since 2003, she has been a member of the management board. Previously, she was a specialized accountant in Brussels and for several years worked for an international telecom company. She holds a Master’s degree in Economics from the University of Bucharest.

Wouter Vanmechelen joined Intertrust in January 2016, where he leads the legal team as the Business Unit Manager for Legal. Previously, he worked for seven years as an international tax manager at a leading audit and consulting firm. He holds a Master’s degree in Law from the University of Leuven and a Masters in Tax Law from Hogeschool-Universiteit Brussel.

Pursuant to Article 19.1 of the Newbelco articles of association, Newbelco will be managed by a board of directors comprising a minimum of three and a maximum of fifteen directors. The appointment and renewal of all directors will be subject to approval by a meeting of the Newbelco shareholders. Pursuant to the Newbelco articles, the directors may be natural persons or legal entities who may, but need not be, shareholders, are appointed by the shareholders’ meeting and are dismissible by it at any time. The Newbelco corporate governance charter will provide that members of the Newbelco board are expected to be natural persons.

Except in cases of resignation, dismissal, revocation or other vacancy, it is expected that the Newbelco board of directors will be comprised of fifteen directors. When comprising fifteen directors, the Newbelco board will be composed as follows:

•	three independent directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Newbelco board of directors;

•	so long as the Stichting Anheuser-Busch InBev and/or any of its affiliates, any of their respective successors and/or successors’ affiliates own, in aggregate, more than 30% of the shares with voting rights in the share capital of Newbelco, nine directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by Stichting Anheuser-Busch InBev (and/or any of its affiliates, any of their respective successors and/or successors’ affiliates); and

•	so long as the holders of Restricted Shares, together with their affiliates and/or any of their successors and/or successors’ affiliates, own in aggregate:

•	more than 13.5% of the shares with voting rights in the share capital of Newbelco, three directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares;

•	more than 9% but not more than 13.5% of the shares with voting rights in the share capital of Newbelco, two directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares;

•	more than 4.5% but not more than 9% of the shares with voting rights in the share capital of Newbelco, one director will be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares; and

•	4.5% or less than 4.5% of the shares with voting rights in the share capital of Newbelco, the holders of the Restricted Shares will no longer have the right to propose any candidate for appointment as a member of the Newbelco board of directors and no directors will be appointed upon proposal by the holders of the Restricted Shares.

Please refer to Articles 19.3, 20 and 21 of the Newbelco articles of association for details of the mechanisms for calculating the number of Newbelco directors to be proposed by the Stichting Anheuser-Busch InBev and/or the holders of the Restricted Shares, the nomination of candidates by the holders of Restricted Shares and voting on candidates nominated by the holders of the Restricted Shares.

As an exception to the above, the composition of the first Newbelco board of directors that will be in place immediately following the closing of the Belgian Offer will be comprised of the following twelve members:

•	nine directors proposed by the Stichting Anheuser-Busch InBev, all of whom are existing members of the AB InBev board of directors: Mr. Grégoire de Spoelberch, Mr. Alexandre Van Damme, Mr. Carlos Alberto Sicupira, Mr. Marcel Herrmann Telles, Mr. Stéfan Descheemaeker, Mr. Paul Cornet de Ways Ruart, Mr. Paulo Alberto Lemann, Mr. Alexandre Behring, and Ms. Maria Asuncion Aramburuzabala; and

•	three independent directors, all of whom are existing independent directors on the AB InBev board of directors: Mr. Olivier Goudet; Ms. M. Michele Burns; and Mr. Elio Leoni Sceti.

For the biographies and details of outside directorships or memberships of administrative, management or supervisory bodies and/or partnerships of the directors named above, please see the excerpts from the Belgian Listing Prospectus attached hereto as Annex B-1.

Following the closing of the Belgian Offer, it is expected that Stichting Anheuser-Busch InBev (together with its affiliates) will hold more than 30% of the shares with voting rights in the share capital of Newbelco and will be entitled to propose nine directors for appointment to the Newbelco board of directors under the provisions of the Newbelco articles of association described above.

The Newbelco General Meeting will be requested to approve the appointment of the nine directors proposed by the Stichting Anheuser-Busch InBev and the three independent directors, with such appointments becoming effective upon closing of the Belgian Offer.

It is expected that (i) the nine directors proposed by the Stichting Anheuser-Busch InBev will be appointed by the Newbelco General Meeting for a period of slightly less than two years, expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2018, while (ii) the three independent directors will be appointed by the Newbelco General Meeting for a period of slightly less than four years, expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2020.

With respect to the appointment of the Restricted Share Directors, given the irrevocable undertakings of Altria and BEVCO to elect for the Partial Share Alternative, it is certain that, following the closing of the Belgian Offer and the subsequent reclassification and consolidation of Initial Shares into Restricted Shares, the holders of the Restricted Shares (together with their affiliates) will hold more than 13.5% of the shares with voting rights in the share capital of Newbelco, thereby allowing such holders to propose three directors for appointment to the Newbelco board. Assuming Altria and BEVCO elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings and that all other holders of SABMiller ordinary shares (including holders of SABMiller ADSs representing SABMiller ordinary shares) elect for the Cash Consideration, Altria and BEVCO will be able to effectively control the nomination of these three directors. Conversely, if all SABMiller shareholders, including Altria and BEVCO, elect for the Partial Share Alternative, Altria and BEVCO will hold only 40.38% of the Restricted Shares following completion of the Transaction and will not be able to effectively control the nomination of the three directors proposed by the holders of the Restricted Shares. On the date of the Newbelco General Meeting, the results of the Belgian Offer (and hence the number and identity of the holders of Restricted Shares) will not yet be known. The Newbelco shareholders will therefore not be in a position to appoint such remaining three directors on the date of the Newbelco General Meeting.

Provided all resolutions submitted to the Newbelco General Meeting, the AB InBev General Meeting and the SABMiller General Meeting in connection with the Transaction are approved with the required quorum and majority, it is expected that SABMiller will cause the three current Newbelco directors to resign shortly after the date of the Newbelco General Meeting, subject to and with effect from closing of the Belgian Offer, creating three vacant seats on the Newbelco board. Once the results of the Belgian Offer and the identities of the holders of the Restricted Shares are known, such holders will be able to nominate three candidate directors. If all three candidate directors are nominated by such holders on the day following the Belgian Offer, it is expected that all three candidates will be appointed on such day by co-optation by the Newbelco board (which, at that point in time, will be comprised of the twelve individuals named above) to fill those vacancies. If less than three candidate directors are nominated by the holders of the Restricted Shares on such day, it is expected that the Newbelco board will proceed to the co-optation of such candidate directors on such day and organize a meeting of the holders of Restricted Shares in order to seek the nomination of the other candidate directors by the holders of the Restricted Shares so that all three directors are appointed as soon as possible after closing of the Belgian Offer.

Under Belgian law and pursuant to the Newbelco articles of association, the appointment of the three directors proposed by the holders of the Restricted Shares by way of co-optation will (i) be subject to confirmation at the next shareholders’ meeting of Newbelco unless the holders of the Restricted Shares propose alternative candidates for appointment at such shareholders’ meeting and (ii) assuming their appointment is confirmed at the next shareholders’ meeting of Newbelco, be for a term equal to the remainder of the original term of the three current Newbelco directors (i.e., expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2017).

As of the date of this prospectus, the requisite corporate action to appoint the persons who will serve as directors of Newbelco following the closing of the Belgian Offer has not yet been effected. Accordingly, the persons who will serve as directors of Newbelco following the closing of the Belgian Offer may differ from the persons currently expected to serve in such capacity.

Voting Agreement with Holders of Restricted Shares

Pursuant to the terms of the UK Scheme, each holder of Restricted Shares representing more than 1% of Newbelco’s total share capital will be required to enter into an agreement upon completion of the Transaction with the Stichting Anheuser-Busch InBev, under which:

•	the Stichting Anheuser-Busch InBev would be required to exercise the voting rights attached to its Newbelco ordinary shares to give effect to certain appointments to the Newbelco board of directors, as described above in “—Newbelco Board of Directors and Management upon Completion of the Transaction”;

•	each holder of Restricted Shares would be required to exercise the voting rights attached to his or her Newbelco ordinary shares and Restricted Shares, as applicable, to give effect to certain appointments to the Newbelco board of directors, as described above in “—Newbelco Board of Directors and Management upon Completion of the Transaction”; and

•	each holder of Restricted Shares would be required to exercise the voting rights attached to their Newbelco ordinary shares and/or Restricted Shares, as applicable, in relation to any resolutions which would be proposed to modify the rights attached to Restricted Shares, in accordance with the vote of a qualified majority of at least 75% of the Restricted Shares and the Newbelco ordinary shares resulting from the conversion of Restricted Shares previously held by holders of Restricted Shares.

Newbelco Executive Board of Management

It is expected that the Newbelco executive board of management will be composed as follows:

Carlos Brito CEO
Functional heads (chiefs)		Zone presidents

Sabine Chalmers	Chief Legal & Corporate Affairs Officer	Jan Craps	Asia Pacific South
Michel Doukeris	Chief Sales Officer (effective January 2017)(1)	Jean Jereissati	Asia Pacific North (effective January 2017)(2)
Felipe Dutra	Chief Financial & Technology Officer	Mauricio Leyva	Middle Americas
Pedro Earp	Chief Disruptive Growth Officer	Carlos Lisboa	Latin America South (effective January 2017)(3)
Claudio Garcia	Chief People Officer	Stuart MacFarlane	Europe
Peter Kraemer	Chief Supply Officer	Ricardo Moreira	Latin America COPEC
Tony Milikin	Chief Procurement Officer	João Castro Neves	North America
Miguel Patricio	Chief Marketing Officer	Bernardo Pinto Paiva	Latin America North
		Ricardo Tadeu	Africa

Transitional roles:

David Almeida	Chief Integration Officer
Claudio Braz Ferro	Chief Supply Integration Officer

Notes:

(1)	Until January 2017, Luiz Fernando Edmond will be Newbelco’s Chief Sales Officer. Michel Doukeris will replace Luiz Fernando Edmond as Newbelco’s Chief Sales Officer as from January 2017.
(2)	Until January 2017, Michel Doukeris will be Newbelco’s Zone President Asia Pacific North. Jean Jereissati will replace Michel Doukeris as Newbelco’s Zone President Asia Pacific North as from January 2017.
(3)	Until January 2017, Marcio Froes will be Newbelco’s Zone President Latin America South. Carlos Lisboa will replace Marcio Froes as Newbelco’s Zone President Latin America South as from January 2017.

For the biographies and details of outside directorships or memberships of administrative, management or supervisory bodies and/or partnerships of the officers named above, please see the excerpts from the Belgian Listing Prospectus attached hereto as Annex B-1.

As of the date of this prospectus, the requisite corporate action to appoint the persons who will serve as officers of Newbelco following the closing of the Belgian Offer has not yet been effected. Accordingly, the persons who will serve as officers of Newbelco following the closing of the Belgian Offer may differ from the persons currently expected to serve in such capacity.

Corporate Governance

Corporate Governance Charter

As a company incorporated under Belgian law and because the Newbelco ordinary shares are expected to be listed on Euronext Brussels upon completion of the Transaction, Newbelco will adhere to the principles and provisions of the Belgian Corporate Governance Code. However, in order to reflect Newbelco’s specific shareholding structure upon completion of the Transaction and the global nature of its operations, it is expected that the Newbelco board of directors will adopt certain rules which will depart from the Belgian Corporate Governance Code. In summary, it is expected that these rules will depart from the Belgian Corporate Governance Code as follows:

•	Principle 5.3/1 (Appendix D) of the Belgian Corporate Governance Code provides that “the Board should set up a nomination committee composed of a majority of independent non-executive directors.” It is expected that the Newbelco board of directors will appoint the chairman and members of its nomination committee from among the non-executive Newbelco directors, including at least one member from among the independent Newbelco directors. As the nomination committee will be composed exclusively of non-executive Newbelco directors who will be independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgment, Newbelco considers that the composition of the nomination committee upon completion of the Transaction will achieve the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

•	Principle 7.7. of the Belgian Corporate Governance Code provides that “[n]on-executive directors should not be entitled to performance-related remuneration such as bonuses, stock-related, long-term incentive schemes, fringe benefits or pension benefits”. It is expected that the remuneration of the Newbelco’s directors will be composed of a fixed fee and a limited, pre-determined number of options, which will ensure the independence of Newbelco’s directors as well as aligning the Newbelco directors’ interests with those of the shareholders. Newbelco considers it unlikely that the granting of options to Newbelco’s directors could affect their judgment as Newbelco’s directors. As a consequence, Newbelco considers the foregoing principles of remuneration, as they will apply upon completion of the Transaction, compatible with the recommendations of the Belgian Corporate Governance Code.

Upon completion of the Transaction, options may only be granted upon the recommendation of the remuneration committee of the Newbelco board of directors. Any such recommendation must subsequently be approved by the Newbelco board of directors and then by the shareholders of Newbelco in a shareholders’ meeting.

Code of Dealing and Code of Business Conduct

Code of Dealing

A code of dealing will ensure that all employees, particularly the members of the Newbelco board of directors or the Newbelco executive board of management, maintain the confidentiality of insider information that may have or be thought to have and do not abuse, or place themselves under suspicion of abusing, such insider information, especially in periods leading up to an announcement of financial results or price-sensitive events or decisions.

In accordance with the Belgian and European regulations on the prevention of market abuse, Newbelco will establish and maintain lists of insiders. In addition, members of the Newbelco executive board of management and of the Newbelco board of directors will be required to notify the FSMA of all their trades in Newbelco shares, which will publish these notifications on its website.

Code of Business Conduct

Newbelco will establish a code of business conduct, which will set out the ethical standards to which all employees are expected to adhere. It will require employees to comply with all laws, to disclose any relevant conflicts of interests, to act at all times in the best interest of the company and to conduct all their dealings in an honest and ethical manner. Newbelco’s code of business conduct will also cover the confidentiality of information, limits on the acceptance of gifts or entertainment, and the appropriate use of the company’s property. Newbelco’s code of business conduct will be supplemented by a global anti-corruption policy, which will define employees’ responsibilities and expected behavior. It will state clearly that Newbelco’s employees are strictly prohibited from, either directly or indirectly, offering, promising, authorizing or giving anything of value to any individual with the aim of obtaining or retaining business or influencing business or governmental decision-making in connection with Newbelco’s commercial activities.

It is further expected that Newbelco will implement a whistle-blowing system by means of a compliance helpline that provides employees with simple and secure ways to confidentially and, if so desired, anonymously, report activities in violation of Newbelco’s code of business conduct based on a clear policy and applicable legislation.

Conditions to Completion of the Transaction

The Transaction is subject to a certain number of pre-conditions and conditions. On 29 July 2016, AB InBev confirmed that all pre-conditions to the Transaction have been satisfied.

In addition, each of the three steps of the Transaction is conditional on completion of the preceding step. The paragraphs below describe the outstanding conditions of the Transaction.

UK Scheme

To become effective, the UK Scheme requires the approval of the shareholders of SABMiller (or any class or classes of them) at a meeting convened with the permission of the High Court of Justice in England and Wales. Any resolution proposed at such meeting must be approved by a majority in number of the SABMiller shareholders (or any class or classes of them) who are present and voting at the meeting, either in person or by proxy, and who represent not less than 75% in value of the SABMiller ordinary shares (including SABMiller ordinary shares represented by SABMiller ADSs) voted at such meeting (or any class or classes of them). It is currently intended that this meeting will be held on or around 28 September 2016.

In addition, it will be necessary for the High Court of Justice in England and Wales to determine whether, for the purposes of voting at such meeting, all of the shareholders of SABMiller (including Altria and BEVCO) should be treated as one class (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The High Court of Justice in England and Wales will consider whether the legal rights of the shareholders of SABMiller under the UK Scheme are sufficiently similar or whether a difference in legal rights makes it more appropriate for particular shareholders of SABMiller to be distinguished as a separate class. SABMiller announced on 29 July 2016 that it intends to propose to the High Court of Justice in England and Wales that Altria and BEVCO be treated as a separate class of shareholders.

The SABMiller General Meeting will also be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the resolution necessary to implement and effect the UK Scheme and to approve the Transaction as a whole, certain changes to SABMiller’s articles of association and certain other related matters (the “SABMiller Resolution”) at the SABMiller General Meeting, which will be held immediately after the court meeting of the relevant SABMiller shareholders in connection with the UK Scheme. The SABMiller ordinary shares held by Altria and BEVCO (and their nominees, if any) may be voted at the SABMiller General Meeting.
Following the meeting of the relevant SABMiller shareholders in connection with the UK Scheme and the SABMiller General Meeting, the UK Scheme will need to be sanctioned by the High Court of Justice in England and Wales. The court hearing to sanction the UK Scheme is currently intended to be held on or around 4 October 2016. The UK Scheme will only become effective once a copy of the court order relating to the UK Scheme is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming effective, it will be binding on all

SABMiller shareholders, irrespective of whether or not they attended the shareholders’ meetings or voted on the UK Scheme. Following the UK Scheme becoming effective, it is currently expected that the capital increase of Newbelco will complete on or around 6 October 2016 (assuming the legal transfer of the SABMiller shares subject to the UK Scheme from the SABMiller shareholders to Newbelco will be completed within one business day of the UK Scheme becoming effective).

In addition to the shareholder approval requirements and the sanction by the High Court of Justice in England and Wales, as described above, the UK Scheme is subject to a number of other outstanding conditions and further terms. Such conditions include (i) obtaining certain regulatory clearances by applicable antitrust or competition law authorities and (ii) the passing of the AB InBev Resolutions and the Newbelco Resolutions (as defined below). In addition, all conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming effective and certain procedural conditions, which Newbelco and AB InBev will have undertaken to the High Court of Justice in England and Wales to satisfy) must be satisfied in order for the UK Scheme to become effective.

Finally, the Newbelco General Meeting will be convened for the purpose of considering and, if thought fit, approving, any resolutions to be taken by the Newbelco shareholders (i.e., at the time of the Newbelco General Meeting, the holders of the Incorporation Shares) as are necessary or useful to approve, implement and effect (i) the capital increase of Newbelco and the issuance of the Initial Shares in connection with the UK Scheme; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco (the form of which is attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part) with effect from closing of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from closing of the Belgian Offer; (v) the cancellation of the Newbelco ordinary shares held by the incorporators of Newbelco and (vi) any other step of the Transaction (the “Newbelco Resolutions”). The resolutions in connection with (i), (ii), (iii) and (v) above require the approval of the Newbelco shareholders by a majority of 75% of the votes cast and the Newbelco shareholders present at the meeting must represent at least 50% of Newbelco’s share capital. It is currently expected that the Newbelco General Meeting to approve such matters will be held on or around 28 September 2016.

Belgian Offer

In connection with the Transaction, AB InBev will convene the AB InBev General Meeting for the purpose of considering and, if thought fit, approving the AB InBev Resolutions. See “The Extraordinary General Meeting of AB InBev Shareholders—Overview” for further details on the AB InBev Resolutions.

Approval of the Belgian Merger requires an affirmative vote of at least 75% of the votes cast at the AB InBev General Meeting; provided, however, that a quorum of holders of at least 50% of the outstanding share capital of AB InBev is present or represented at the meeting. If there is no quorum, a second extraordinary general meeting may be convened. At the second meeting, the quorum requirement will not apply, but the approval of the Belgian Merger will still require approval by 75% of the votes cast at that meeting.

Approval of the acquisition of the Initial Shares of Newbelco pursuant to the Belgian Offer requires an affirmative vote of the holders of at least 75% of the shares of AB InBev attending or represented at the AB InBev General Meeting. There is no quorum requirement to pass this resolution.

AB InBev and SABMiller have received irrevocable undertakings from the Stichting Anheuser-Busch InBev, EPS Participations and BRC to vote in favor of the AB InBev Resolutions at the AB InBev General Meeting, which remain binding except in a limited number of circumstances as described in further detail elsewhere in this prospectus. These three shareholders and certain other entities acting in concert with them (as described under “The Transaction—Security Ownership of Certain Beneficial Owners and Management of AB InBev”) held, in aggregate, 52.72% of AB InBev’s voting rights as of 30 June 2016.

In addition, the Belgian Offer is subject to (i) the UK Scheme becoming effective no later than 11 May 2017 or such later date agreed upon between SABMiller and AB InBev (with the approval of the UK Panel on Takeovers and Mergers (the “UK Panel”) and as the High Court of Justice in England and Wales may approve, if such approval(s) is or are required), (ii) the SABMiller shares subject to the UK Scheme being registered in the name of Newbelco, and (iii) the Initial Shares being issued by Newbelco to the former SABMiller shareholders pursuant to the capital increase described under “—UK Scheme” at the latest on the day before the Belgian Offer commences.

Belgian Merger

The Belgian Merger is conditional on:

•	the AB InBev Resolutions being passed by the requisite majority of holders of AB InBev ordinary shares and/or AB InBev ADSs at the AB InBev General Meeting;

•	the Newbelco Resolutions being passed by the requisite majority of the Newbelco shareholders (i.e., at the time the Newbelco Resolutions are considered, the holders of the Incorporation Shares) at the Newbelco General Meeting;

•	the closing of the Belgian Offer in accordance with its terms;

•	the Initial Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of the issuance of the Belgian notarial deed acknowledging completion of the Belgian Merger (or such later date as AB InBev may determine); and

•	the competent Belgian notary acknowledging, after all conditions of the merger have been satisfied, the completion of the Belgian Merger via a notarial deed.

Regulatory Approvals Required

The Transaction is subject to the approval of applicable regulatory authorities, as described below, some, but not all, of which are pre-conditions and/or conditions to the UK Scheme, the Belgian Offer and the Belgian Merger. As at the date of this document, the Transaction has already been approved by a number of antitrust or competition law and other regulatory authorities, including the European Commission, the U.S. Department of Justice, the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) and the Competition Tribunal of South Africa and the Financial Surveillance Department of the South African Reserve Bank. Accordingly, AB InBev announced on 29 July 2016 that all pre-conditions to the Transaction had been satisfied.

In addition, as of the date of this prospectus, AB InBev and SABMiller have received regulatory clearances in relation to the Transaction in 19 additional jurisdictions. Clearance decisions, with or without conditions, have been obtained in: North America (Canada); Asia-Pacific (Australia, India and South Korea); Africa (Botswana, Kenya, Namibia, Swaziland, Zambia and Zimbabwe); Europe (Albania, Moldova, Turkey and Ukraine); and Latin America (Chile, Colombia, Ecuador, Uruguay and Mexico).

Demonstrating AB InBev’s commitment to promptly and proactively address potential regulatory considerations:

•	Simultaneously with the announcement of the Transaction, AB InBev announced that it had agreed to the MillerCoors divestiture. This transaction is conditional upon, and will take effect shortly after, completion of the Transaction. Subject to specific adjustments, the purchase price, to be paid in cash, will be USD 12.0 billion. The MillerCoors divestiture was announced by AB InBev on 11 November 2015.

•

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of SABMiller’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. On 19 April 2016, AB InBev announced it had accepted Asahi’s binding offer following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses. The acquisition by Asahi is conditional upon, and will take effect shortly after, completion of the Transaction. In addition, on 29 April 2016, AB InBev announced that it had offered the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestiture, subject to certain third-party rights. The divestiture of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of the purchaser(s) as suitable purchaser(s) and is expected to take place after completion of the Transaction.

•	On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional upon, and will take effect shortly after, completion of the Transaction.

•	AB InBev has agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is expected to take place after completion of the Transaction in accordance with the approval (with conditions) given by the Competition Tribunal of South Africa.

European Commission clearance

Under the Council Regulation (EC) No. 139/2004 of the Council of the European Union, the Transaction requires notification to and prior approval by the European Commission. AB InBev and SABMiller received the European Commission’s approval for the Transaction on 24 May 2016, conditional on compliance with the proposed commitments described above, including the sale of the assets of SABMiller in Central and Eastern Europe, subject to certain third-party rights.

U.S. clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission, the Transaction cannot be consummated until, among other things, notifications have been given and certain information has been furnished to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and all applicable waiting periods have expired or been terminated.

On 20 July 2016, AB InBev announced that it had entered into a consent decree with the U.S. Department of Justice, which clears the way for United States approval of the Transaction. In addition to AB InBev’s agreement to divest SABMiller’s U.S. interest in MillerCoors to Molson Coors, the terms of the consent decree formalize prior commitments that AB InBev’s U.S. subsidiary Anheuser-Busch Companies, LLC has made, including:

•	Anheuser-Busch Companies, LLC will not acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through wholly owned distributorships in the U.S; and

•	Anheuser-Busch Companies, LLC will not terminate any wholesalers as a result of the Transaction.

In addition, certain aspects of AB InBev’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree. The terms of the consent decree are reflected in the proposed Final Judgment which is attached as Exhibit 10.14 to the registration statement of which this prospectus forms a part.

Chinese MOFCOM clearance

Under the Chinese Anti-Monopoly Law of 2008, the Transaction cannot be completed until it is reviewed and approved by MOFCOM. On 29 July 2016, AB InBev announced MOFCOM’s approval of the Transaction, with such approval conditional on the CR Snow divestiture, which will take effect shortly after completion of the Transaction.

South Africa approvals

The Transaction requires both (i) the approval of the Transaction by the Competition Tribunal of South Africa or the Competition Appeal Court without conditions or on conditions proposed or offered by AB InBev under the South African Competition Act, 89 of 1998 (as amended) and (ii) the exchange control approval by the Financial Surveillance Department of the South African Reserve Bank in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev. On 14 April 2016, AB InBev announced that it and the South African government had agreed to an approach in relation to the public interest conditions that would be recommended to the Competition Commission and Competition Tribunal in connection with the Transaction and the last of these approvals was received on 30 June 2016. For more information on the public interest conditions, see “—Other Transaction-Related Agreements and Arrangements—Public Interest Commitments in South Africa”.

Conditions Imposed by Agencies

In addition to the conditions described above, applicable antitrust or competition law authorities may require the imposition of certain other conditions in connection with obtaining antitrust or merger control law clearances for the Transaction. Should such conditions require AB InBev, SABMiller or Newbelco (or any of their respective subsidiaries, affiliates or joint ventures) to take any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting business in any specified manner) that would individually or in the aggregate reasonably be expected to result in a material adverse effect on the business, operations or financial condition of the AB InBev Group, the SABMiller Group and/or the Combined Group, AB InBev may decide not to accept such conditions. While AB InBev does not believe that conditions resulting in a material adverse effect on Newbelco or the Combined Group are likely to be imposed, there can be no assurances that the applicable antitrust or merger control law authorities will not seek to impose restrictions that may adversely impact the benefits expected to be achieved from the Transaction, including, but not limited to, a prohibition on consummation.

Other Transaction-Related Agreements and Arrangements

Irrevocable Undertakings by the SABMiller Directors

The members of the board of directors of SABMiller who have interests in SABMiller ordinary shares and/or SABMiller ADSs have irrevocably undertaken to vote or to procure, or to use reasonable endeavors to procure, the vote in favor of the UK Scheme and the SABMiller Resolution in respect of all the SABMiller ordinary shares and/or SABMiller ADSs of which they are beneficial holders or in which they are interested. As of 30 June 2016, the SABMiller directors held, in aggregate, 651,221 SABMiller ordinary shares and/or SABMiller ADSs, representing 0.4% of SABMiller’s issued share capital on that date.

The irrevocable undertaking from Alan Clark has been provided in respect of the SABMiller ordinary shares held by The Clark Family Trust. Alan Clark has agreed to use reasonable endeavors to procure that the trustee of The Clark Family Trust complies with the provisions of the irrevocable undertaking, it being acknowledged that Alan Clark has no power to direct or control any actions by the trustee.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made, but will cease to be binding if and on the date on which the Transaction is withdrawn or lapses in accordance with its terms.

Confidentiality Agreements

On 14 October 2015, AB InBev and SABMiller entered into a mutual confidentiality agreement, amended by a deed of amendment dated 15 June 2016, pursuant to which each of AB InBev and SABMiller has undertaken, among other things, to keep certain information relating to the Transaction and the other party confidential and not to disclose it to third parties (other than to authorized recipients) unless required by law or regulation. These confidentiality obligations will remain in force following completion of the Transaction.

AB InBev and SABMiller have also entered into a regulatory clean team confidentiality agreement dated 10 November 2015, which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared for the purposes of merger control and any other competition law and regulatory clearance matters in connection with the Transaction.

In addition, AB InBev and SABMiller have entered into a common-interest, confidentiality and joint defense agreement dated 11 November 2015, the purpose of which is to ensure that the exchange and disclosure of certain materials relating to the parties and between their respective legal counsel preserves the confidentiality of such materials and does not result in a waiver of any privilege, right or immunity that might otherwise be available.

AB InBev and SABMiller have also entered into a disposals clean team confidentiality agreement dated 26 November 2015, which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared for the purposes of scoping and organizing disposals required or pertinent for the regulatory clearances in connection with the Transaction.

In addition, AB InBev and SABMiller have entered into a convergence planning clean team agreement dated 29 February 2016, which sets out measures, safeguards and an information sharing protocol to ensure compliance of the integration process with applicable competition laws.

AB InBev and SABMiller also entered into a separation clean team agreement on 8 March 2016, for the purpose of setting up an antitrust-compliant process for accessing commercially sensitive information in respect of the Peroni, Grolsch and Meantime brand families and associated businesses. A related confidentiality agreement was executed on 30 March 2016 between SABMiller, AB InBev and Asahi for the purpose of setting up an antitrust-compliant process for providing Asahi with access to commercially sensitive information in respect of the Peroni, Grolsch and Meantime brand families and associated businesses.

AB InBev and Molson Coors have also entered into a confidentiality agreement dated 18 October 2015 pursuant to which AB InBev has undertaken, among other things, to keep certain information related to the MillerCoors divestiture confidential and not to disclose it to third parties (other than to authorized representatives) unless required by law or regulation. These confidentiality obligations will remain in force for two years from the date the confidentiality agreement was signed.

In addition, AB InBev and Molson Coors have entered into a clean team confidentiality agreement dated 27 October 2015, which sets out how competitively sensitive and highly confidential information can be disclosed, used or shared for the purpose of performing due diligence and valuation work for the MillerCoors divestiture.

AB InBev, SABMiller and Molson Coors have also entered into a clean team confidentiality agreement dated 9 February 2016, which sets out how competitively sensitive and confidential information can be disclosed, used or shared for the purpose of planning for certain transitional services and documenting commercial agreements in connection with the Transaction and the MillerCoors divestiture. Asahi has entered into a joinder to this clean team confidentiality agreement dated 15 March 2016 which adds Asahi to the clean team confidentiality agreement for the purpose of documenting certain commercial agreements in connection with the acquisition by Asahi of the Peroni, Grolsch and Meantime brand families and associated businesses and the MillerCoors divestiture.

In addition, AB InBev, SABMiller and Molson Coors have entered into a clean team confidentiality agreement dated 19 April 2016, which sets out how competitively sensitive and confidential information can be disclosed, used or shared for the purpose of documenting certain transitional services and conducting integration planning in connection with the Transaction and the MillerCoors divestiture.

AB InBev, SABMiller and Deloitte have entered into a clean team confidentiality agreement dated 8 August 2016 which sets out how confidential information can be disclosed, shared or used for the purpose of the AB InBev Quantified Financial Benefits Statement. The AB InBev Quantified Financial Benefits Statement is set out in Annex C to this prospectus.

Intertrust Engagement Letter

On 19 April 2016, AB InBev and SABMiller International B.V., a subsidiary of SABMiller, entered into an agreement with Intertrust (the “Intertrust Engagement Letter”), pursuant to which Intertrust will provide certain incorporation and corporate services in relation to Newbelco.

Intertrust will ensure that Newbelco undertakes, among others, certain corporate actions in accordance with the timetable proposed by SABMiller International B.V. and agreed with AB InBev, including approving, signing or filing certain documents in the form agreed between SABMiller and AB InBev. In addition, Intertrust may not, without the prior written consent of both AB InBev and SABMiller International B.V., (i) provide any service that is not set out in the Intertrust Engagement Letter or (ii) provide a service in a manner that is inconsistent with the terms of the Intertrust Engagement Letter. SABMiller International B.V. reserves the right (exercisable only with AB InBev’s consent) to make any reasonable variation or addition to Intertrust’s obligations under the Intertrust Engagement Letter which is necessary for the purposes of implementing the Transaction.

SABMiller International B.V. is principally responsible for paying Intertrust’s fees and expenses in connection with the services provided under the Intertrust Engagement Letter. Depending on the service in question, Intertrust’s fees are charged at a fixed rate or at a variable rate calculated on an hourly basis.

SABMiller International B.V. must indemnify and hold Intertrust and the directors procured by Intertrust harmless from and against any claims, proceedings, demands, liabilities, damages, losses, taxes, fines, costs, expenses and legal fees that Intertrust may incur directly or indirectly in connection with the services.

SABMiller International B.V. agrees to indemnify and hold harmless both Intertrust and the directors procured by Intertrust from and against any claims relating to:

•	responsibility or liability of Newbelco and/or its directors which results from a director, other than a director procured by Intertrust, failing to properly perform his duties or any other act or omission of that director;

•	untimely or improper bookkeeping, to the extent that Intertrust is not responsible for Newbelco’s bookkeeping; or

•	non-compliance with statutory obligations.

Intertrust shall not be liable for any error of judgment or damage, loss, claims, proceedings, demands, liabilities, costs or expenses incurred by SABMiller International B.V., any of its group members or any other person as a result of or in connection with the Intertrust Engagement Letter or the provision of the services thereunder, unless caused by, resulting from or contributed to, by the actual fraud, gross negligence or willful default by Intertrust.

Either SABMiller International B.V. or Intertrust may terminate the Intertrust Engagement Letter at the end of any calendar month by giving three months’ prior written notice to the other. Intertrust agrees not to exercise this right to terminate the Intertrust Engagement Letter for an initial period of 18 months commencing on 19 April 2016.

Indemnity Agreement

AB InBev and SABMiller have entered into a deed of indemnity dated August 2016, pursuant to which, in consideration for SABMiller:

•	providing selected financial and commercial information and representation letters to AB InBev for various purposes, including certain regulatory filings made in connection with AB InBev’s bond financing arrangements (described in further detail in “Financing Relating to the Transaction”) and assessments by certain ratings agencies of the potential credit rating of a new entity to be carved out of SABMiller in the event of completion of the Transaction under a range of different scenarios;

•	agreeing to consider and/or conduct a bondholder consent solicitation process with regard to SABMiller’s US$300,000,000 6.625% guaranteed notes due 2033; and

•	Entering into an engagement letter with and agreeing to indemnify BNP Paribas SA and hold it and its connected persons harmless against any liabilities (other than those that are finally judicially determined to have arisen out of the gross negligence or willful misconduct of BNP Paribas SA) which arise out of matters contemplated by or consequent upon BNP Paribas SA’s engagement in relation to the Transaction,

AB InBev has agreed to indemnify and hold SABMiller and its connected persons harmless from and against any losses, liabilities and claims made against SABMiller and its connected persons (and any costs and expenses stemming from such claims) in connection with the items mentioned above, other than when finally judicially determined to have arisen from the gross negligence, willful misconduct, bad faith or fraud by SABMiller or its connected persons, as well as to reimburse SABMiller for any expenses incurred in connection with the bondholder consent solicitation process. SABMiller has consented to the ongoing inclusion and/or provision of such information and letters in certain places and/or situations.

AB InBev has acknowledged and agreed that any amounts payable in connection with the deed of indemnity shall be in addition to any Break Payment that might be made and that the deed of indemnity shall survive the Co-operation Agreement.

CR Snow Divestiture

On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional upon, and will take effect shortly after, completion of the Transaction.

On 29 July 2016, the Ministry of Commerce of the People’s Republic of China approved the Transaction, conditional on the CR Snow divestiture.

European Divestitures

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. On 19 April 2016, AB InBev announced it had accepted Asahi’s binding offer following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses. The acquisition by Asahi is conditional upon, and will take effect shortly after, completion of the Transaction. On 24 May 2016, the European Commission approved Asahi as a suitable purchaser of the Peroni, Grolsch and Meantime brand families and related businesses.

In addition, on 29 April 2016, AB InBev announced that it had submitted an updated package of commitments to the European Commission, in line with its approach to proactively address potential regulatory considerations in the context of the Transaction. AB InBev has offered the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestiture, subject to certain third-party rights. The divestiture of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of the purchaser(s) as suitable purchaser(s) and is expected to take place after completion of the Transaction.

On 24 May 2016, the European Commission approved the Transaction in Phase I of the EU merger review process subject to the conditions described above.

Distell Divestiture

AB InBev has agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is expected to take place after completion of the Transaction in accordance with the approval (with conditions) given by the Competition Tribunal of South Africa.

Ambev Business Exchange

On 13 May 2016, AB InBev announced that it had entered into an agreement with its subsidiary, Ambev, pursuant to which AB InBev has agreed to transfer SABMiller’s Panamanian business to Ambev, in exchange for which Ambev has agreed to transfer to AB InBev its business in Colombia, Peru and Ecuador. The business transfers are conditional upon, and will take effect shortly after, the completion of the Transaction.

Public Interest Commitments in South Africa

On 14 April 2016, AB InBev announced that it had entered into an agreement with the South African government in terms of which AB InBev made commitments to contribute to South Africa.

The commitments to South Africa made by AB InBev in terms of its agreement with the South African government are commitments in respect of employment, agricultural development, enterprise development, local production and procurement, the maintenance of the Zenzele Scheme, the participation of small beer brewers in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society, and a commitment to locate the regional head office for Africa in Johannesburg.

AB InBev will make available over a five-year period commencing upon completion of the Transaction, through direct investments and through a fund to be established by AB InBev, an aggregate amount of ZAR 1.0 billion for investment in the programs in South Africa contemplated by AB InBev’s agreement with the South African government.

As a sign of its commitment to South Africa, in January 2016, AB InBev completed a secondary listing of its ordinary shares on the Johannesburg Stock Exchange. It is intended that, upon or shortly after completion of the Transaction, the Newbelco ordinary shares will be listed on the Johannesburg Stock Exchange through a secondary listing, which would replace AB InBev’s existing secondary listing.

AB InBev has also announced a partnership with the city of Johannesburg, which is subject to completion of the Transaction, the goal of which will be to reduce the harmful use of alcohol and promote enterprise development. As part of this partnership, AB InBev has committed to an investment of ZAR 50.0 million over five years.

AB InBev will establish an African board in South Africa, on which Jabu Mabuza, Chairman of the boards of Telkom SA, Sphere Holdings and Business Unity South Africa, has agreed to serve as chairman. In the coming months Jabu Mabuza and Carlos Brito, who will also join the African board, will work together to finalize the governance and constitution of the African board.

Zenzele Broad-Based Black Economic Empowerment Scheme

In 2010, SABMiller implemented a broad-based black economic empowerment transaction in South Africa, the Zenzele Scheme, through its South African subsidiary, The South African Breweries Proprietary Limited (“SAB”).

The transaction resulted in the issue of three new classes of ordinary shares in SAB (comprising in aggregate 8.45% of SAB’s enlarged issued share capital) to three investment entities, representing the interests of employees, black retailers and historically disadvantaged communities, as follows:

•	18,532,491 “E” ordinary shares, representing 3.39% of SAB’s enlarged issued share capital, to The SAB Zenzele Employee Trust, a trust registered by the Master of the High Court of South Africa;

•	8,412,359 “F” ordinary shares, representing 1.54% of SAB’s enlarged issued share capital, to The SAB Foundation, a trust registered by the Master of the High Court of South Africa; and

•	19,228,250 “R” ordinary shares, representing 3.52% of SAB’s enlarged issued share capital, to SAB Zenzele Holdings (RF) Limited, a public company incorporated in South Africa.

The “E” ordinary shares, “F” ordinary shares and “R” ordinary shares are together referred to as the “Zenzele Scheme Shares”.

The Zenzele Scheme was funded principally through notional funding provided by SAB to the above investment entities, which notional funding increases at 85% of the prime lending rate of a major South African bank and is reduced by notional dividends from SAB on the Zenzele Scheme Shares. The notional funding is to be settled at the end of the transaction term through the repurchase by SAB, for nominal consideration, of Zenzele Scheme Shares equal in value to the outstanding balance of the notional funding.

In the ordinary course, the Zenzele Scheme is a ten-year scheme terminating in 2020. Termination may, however, occur earlier as a result of a change in control in SAB or its reference parent company, SABMiller, if SABMiller elects to accelerate termination of the Zenzele Scheme rather than to develop a value proposal, as discussed below. On termination of the Zenzele Scheme, the remaining “E” ordinary shares and “F” ordinary shares and the shares in SAB Zenzele Holdings (RF) Limited (and thus, indirectly, the remaining “R” ordinary shares) are transferred to SABMiller in exchange for SABMiller ordinary shares listed on the Johannesburg Stock Exchange. The exchange is a value-for-value exchange based on an agreed valuation methodology which, broadly speaking, determines (a) the value of the SABMiller ordinary shares with reference to SABMiller’s 60-day volume-weighted trading price on the Johannesburg Stock Exchange and (b) the equity value of the Zenzele Scheme Shares by (i) deriving the market capitalization of SABMiller from its 60-day volume-weighted trading price on the Johannesburg Stock Exchange (adjusted to USD), (ii) determining the enterprise value of SABMiller by adding the book value of minorities, preference share funding and net debt (as those terms are understood in the SABMiller accounts for the year ended 31 March 2009) to its market capitalization, (iii) extracting SABMiller’s EBITA, as defined, from its reference accounts and thus deriving an enterprise value/EBITA, as defined, multiple for SABMiller, (iv) determining the South African rand enterprise value for SAB by applying this multiple to SAB’s EBITA (which is calculated on a similar basis to SABMiller’s EBITA, as defined), (v) determining the equity value of SAB by deducting from its enterprise value the book value of its minorities, its preference share funding and its net debt (as those terms are understood in the SAB accounts for the year ended 31 March 2009) and adding the value of its notional funding and (vi) dividing the aggregate equity value of SAB by the total number of SAB shares in issue (including the Zenzele Scheme Shares).

The Transaction triggers provisions contained in the Zenzele Scheme scheme documents which regulate changes in control of SABMiller or SAB. These provisions give SABMiller an election to either accelerate or not accelerate settlement of the Zenzele Scheme. In the latter case, (i) SABMiller must develop a value proposal which includes steps which SABMiller in its sole discretion considers necessary to ensure that the participant entities enjoy a benefit at least equal to the benefit that would have accrued to them at the end of the transaction term absent the change in control and (ii) in order for such value proposal to become binding, it must be certified by an expert appointed by SAB for this purpose, who must apply the equal benefit test described in (i) above in making the assessment in respect of certification.

As envisaged in the Co-operation Agreement, SABMiller and AB InBev worked together to develop, and SABMiller then adopted, a value proposal for each of the participant entities. Following its adoption, that value proposal has been reviewed by FirstRand Bank Limited (acting through its Rand Merchant Bank division), the expert appointed by SAB, who considers that it meets the equal benefit test. In broad commercial terms, the value proposal involves, among other things, (a) the replacement of SABMiller with Newbelco under the Zenzele Scheme with effect from the completion of the legal transfer of the SABMiller shares subject to the UK Scheme from the SABMiller shareholders to Newbelco (including as to the valuation methodology and share exchange) and (b) the following enhancements to the Zenzele Scheme upon (and subject to) completion of the Transaction: (i) a guaranteed minimum value for the net equity value of the Zenzele Scheme Shares and (ii) subject to the taking of administrative steps by the participant entities, an advance payment in an aggregate amount of ZAR 1.5 billion (gross of taxation) to be paid by way of special dividends to the participant entities, which advance payment will be notionally vendor funded, but will not increase.

The guaranteed minimum value will be calculated by applying the existing, agreed valuation formula for the net equity value of the Zenzele Scheme Shares, but with an accounts reference date of 26 August 2016 and the market capitalization (and thus enterprise value/EBITA, as defined, multiple) being calculated using a fixed volume-weighted average price equal to the final GBP cash offer price per SABMiller ordinary share and/or SABMiller ADSs payable under the Transaction to SABMiller shareholders and with the net equity value then reduced by the initial, gross amount of the advance payment and thereafter escalated by South African rand inflation until settlement in 2020. In broad terms, the effect is thus to give the participant entities a guaranteed minimum value for their net equity equivalent to that which they would have received on an acceleration of the Zenzele Scheme immediately before completion of the Transaction (using March 2016 reference accounts), less the advance payment, which amount is then escalated at inflation until settlement in 2020. The guaranteed minimum value is also reduced by any cash dividends paid to the participant entities during the term of the Zenzele Scheme which arise from the disposal by SAB (or any of its subsidiaries) of the whole or greater part of a business or its shareholding or other interests in a business designated by Newbelco.

To the extent that, at the termination of the Zenzele Scheme, the net value of the SAB shares which are the subject of an exchange is:

•	greater than or equal to the guaranteed minimum value, the exchange will be into Newbelco ordinary shares, in full; or

•	lower than the guaranteed minimum value, the exchange will be into Newbelco ordinary shares for the actual net value and, at Newbelco’s election, in cash or Newbelco ordinary shares (or combination of the two) for the difference between the guaranteed minimum value and the actual net value.

In settling Newbelco ordinary shares under the exchange on settlement of the Zenzele Scheme, Newbelco may, in its discretion, choose to issue new Newbelco ordinary shares and/or procure the transfer of existing Newbelco ordinary shares to the participant entities, or a combination of the two.

The value proposal adopted by SABMiller preserves the broad-based black economic empowerment of SAB, and gives expression to AB InBev’s stated commitment to continuing SABMiller’s contribution to meaningful broad-based black economic empowerment as set out in the November Rule 2.7 Announcement. AB

InBev believes that retaining SAB’s broad-based black economic empowerment is a key element of the regulatory framework and the promotion of sustainable economic growth and social development in South Africa.

Stock Exchange Listing

Newbelco ordinary shares and Newbelco ADSs are currently not traded or quoted on a stock exchange or quotation system. Newbelco expects that Newbelco ADSs will be listed for trading on the NYSE and Newbelco ordinary shares will be listed for trading on Euronext Brussels, with secondary listings on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores, with trading expected to commence on or around the first business day following the Belgian Merger.

Delivery

Delivery of Newbelco Ordinary Shares

The Newbelco ordinary shares to be issued to the former AB InBev shareholders in the context of the Belgian Merger will be delivered in registered or dematerialized form as follows:

•	if the AB InBev ordinary shares held by such shareholders were in registered form at 5.00 p.m. Brussels time on 7 October 2016 (i.e., the business day immediately preceding the effective date of the Belgian Merger), the Newbelco ordinary shares issued to such shareholders will be delivered in registered form; and

•	if the AB InBev ordinary shares held by such shareholders were in dematerialized form at 5.00 p.m. Brussels time on 7 October 2016 (i.e., the business day immediately preceding the effective date of the Belgian Merger), the Newbelco ordinary shares issued to such shareholders will be delivered in dematerialized form.

AB InBev shareholders will no longer be entitled to request the conversion of their AB InBev ordinary shares from registered to dematerialized form, and vice versa, as from 2:00 p.m. Brussels time on 7 October 2016 (i.e. the business day immediately preceding the effective date of the Belgian Merger).

The Newbelco ordinary shares will be issued promptly upon completion of the Belgian Merger by recordation in the share register of Newbelco and will be delivered as follows:

•	the Newbelco ordinary shares to be delivered in registered form will be recorded in the name of the relevant shareholders in the share register of Newbelco; and

•	the Newbelco ordinary shares to be delivered in dematerialized form will be recorded in the share register of Newbelco in the name of CIK SA/NV (Euroclear Belgium), the Belgian central securities depository in its capacity as settlement institution; such shares will be delivered in book-entry form free of payment to the securities accounts of the relevant shareholders via Euroclear as soon as practicable following completion of the Transaction.

The above description on the issuance and delivery of the Newbelco ordinary shares to the former AB InBev shareholders may be further refined or amended based on the finalization of the practical implementation of the Transaction. Newbelco will make available any relevant additional information in due course.

Shareholders and investors who, after delivery, wish to have their dematerialized shares registered, should request that Newbelco record their shares in Newbelco’s share register. Holders of registered shares may request that their registered shares be converted into dematerialized shares and vice versa, at their own cost.

The ISIN for the Newbelco ordinary shares will be BE0974293251.

Delivery of Newbelco ADSs

For holders of AB InBev ADSs, Newbelco will deposit the Newbelco ordinary shares underlying the Newbelco ADSs with the Newbelco ADS depositary in accordance with the delivery procedures for Newbelco ordinary shares set out above. As a result, each AB InBev ADS will represent one Newbelco ordinary share and will therefore become a Newbelco ADS.

If any action is required by holders of AB InBev ADSs to effect the conversion of their AB InBev ADSs into Newbelco ADSs, such holders will receive separate instructions from the depositary for the AB InBev ADS program on how to surrender their AB InBev ADSs for Newbelco ADSs.

NO DISSENTERS’ RIGHTS

In general, dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger or other transaction similar to the scheme of arrangement for the UK Scheme or the Belgian Merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Holders of AB InBev ordinary shares and/or AB InBev ADSs do not have dissenters’ rights in the Transaction.

Under Belgian law, holders of AB InBev ordinary shares and/or AB InBev ADSs do not have appraisal or dissenters’ rights with respect to the Transaction.

ACCOUNTING TREATMENT OF THE TRANSACTION

AB InBev will be the accounting acquirer in respect of the Transaction. AB InBev will account for the Transaction using the acquisition method of accounting in accordance with IFRS, and in conformity with International Financial Reporting Standards as adopted by the European Union. AB InBev will measure the SABMiller Group assets acquired and SABMiller Group liabilities assumed at their fair values, including net tangible and identifiable intangible assets as of the closing of the Transaction. Any excess of the purchase price over those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The purchase price and fair values reflected in the unaudited pro forma condensed combined financial statements have been recorded based on preliminary estimates of fair value. The actual fair values will be determined upon the completion of the Transaction and may vary from these preliminary estimates. See “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this prospectus.

The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of this publication. Further, these adjustments could materially change as both the determination of the purchase price and the allocation of the purchase price for SABMiller have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the pro forma financial information.

MATERIAL TAX CONSEQUENCES OF THE TRANSACTION

This section contains a general discussion of the material tax consequences of (i) the Transaction and (ii) post-Transaction ownership and disposition of Newbelco ordinary shares and Newbelco ADSs. The discussion below does not address the treatment of compensatory equity awards.

The discussion under the caption “—U.S. Federal Income Tax Considerations” addresses the material U.S. federal income tax consequences of (i) exchanging AB InBev ordinary shares and/or AB InBev ADSs for Newbelco ordinary shares and/or Newbelco ADSs and (ii) owning and disposing of Newbelco ordinary shares and/or Newbelco ADSs received in the Transaction.

The discussion under “—Belgian Tax Considerations” addresses the material Belgian tax considerations of the Belgian Merger and subsequent ownership and disposition of Newbelco ordinary shares.

The discussion below is not a substitute for an individual analysis of the tax consequences of the Transaction or post-Transaction ownership and disposition of Newbelco ordinary shares and Newbelco ADSs. You should consult your own tax advisor regarding the particular U.S. federal, state and local, Belgian and other non-U.S. tax consequences of these matters in light of your particular situation.

U.S. Federal Income Tax Considerations

Scope of Discussion

The following discussion addresses the material U.S. federal income tax consequences of the Belgian Merger generally expected to be applicable to the holders of AB InBev ordinary shares and/or AB InBev ADSs and their receipt and ownership of Newbelco ordinary shares and/or Newbelco ADSs. To the extent this section consists of statements as to matters of U.S. tax law, this section is the opinion of Sullivan & Cromwell LLP. It applies to you only if you hold your AB InBev ordinary shares and/or AB InBev ADSs and Newbelco ordinary shares and/or Newbelco ADSs as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person who owns or has owned directly, indirectly or constructively, 10% or more of the voting stock of AB InBev prior to the Transaction;

•	a person who will own directly, indirectly or constructively, 5% or more of Newbelco ordinary shares and/or Newbelco ADSs following the Transaction;

•	a person who holds AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs as part of a straddle or a hedging or conversion transaction;

•	a person who acquires or sells AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs as part of a wash sale for tax purposes;

•	a person who acquires AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as the Convention between the United States and the Kingdom of Belgium (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of The Bank of New York Mellon in its capacity as depositary (the “Depositary”) under the Newbelco ADS program and the assumption that each obligation in the AB InBev Deposit Agreement (and any related agreement) and the Deposit Agreement for the Newbelco ADS program, which will be the existing Deposit Agreement for the AB InBev ADS program, and any related agreement will be performed in accordance with its terms. For purposes of this section a holder of ADRs evidencing AB InBev ADSs or Newbelco ADSs is treated as the owner of the underlying shares represented by those AB InBev ADSs or Newbelco ADSs for U.S. federal income tax purposes. Exchanges of (1) AB InBev ordinary shares or Newbelco ordinary shares for ADRs evidencing AB InBev ADSs or Newbelco ADSs, respectively, and (2) ADRs evidencing AB InBev ADSs or Newbelco ADSs for AB InBev ordinary shares or Newbelco ordinary shares, respectively, generally will not be subject to U.S. federal income tax.

You are a “U.S. holder” if you are a beneficial owner of AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs and you are for U.S. federal income tax purposes:

1.	a citizen or resident of the U.S.;

2.	a U.S. domestic corporation;

3.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

4.	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs that is not a U.S. person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in AB InBev ordinary shares and/or AB InBev ADSs or Newbelco ordinary shares and/or Newbelco ADSs is urged to consult his, her or its own tax advisor.

This section addresses only U.S. federal income taxation.

Tax Consequences of the Belgian Merger to Holders of AB InBev Ordinary Shares and AB InBev ADSs

Subject to the assumption that the representations set forth in the letter from AB InBev provided to Sullivan & Cromwell LLP is and will be true, correct and complete as of the effective date of the Belgian Merger, it is the opinion of Sullivan & Cromwell LLP that the Belgian Merger constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code, and AB InBev intends to treat it as such.

No advance U.S. federal income tax ruling has been (or will be) sought from the Internal Revenue Service (“IRS”) regarding the tax consequences of the Belgian Merger. Consequently, there is no assurance that the IRS or the U.S. courts will agree with the analysis set forth herein. If the IRS successfully challenges the treatment of the Belgian Merger, adverse U.S. federal income tax consequences may result. You should consult your own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of the Belgian Merger in your particular circumstances (including the possible tax consequences if the “reorganization” treatment is successfully challenged). The rest of this discussion assumes that the Belgian Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

The discussion regarding the tax consequences of the Belgian Merger is based on the determination by AB InBev that it has not been a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes and the expectation of AB InBev that it will not be a PFIC for its current taxable year. See the discussion below under “—Certain PFIC Considerations Related to the Belgian Merger” if AB InBev or Newbelco were treated as a PFIC. Sullivan & Cromwell LLP expresses no opinion as to the PFIC status of AB InBev.

The exchange of AB InBev ordinary shares for Newbelco ordinary shares (including the exchange of AB InBev ordinary shares represented by AB InBev ADSs) will be tax-free to you. Your tax basis in Newbelco ordinary shares and/or Newbelco ADSs you receive in the Belgian Merger will equal your basis in the AB InBev ordinary shares and/or AB InBev ADSs exchanged therefor, and your holding period for Newbelco ordinary shares and/or Newbelco ADSs received in the Belgian Merger will include your holding period in respect of the AB InBev ordinary shares and/or AB InBev ADSs exchanged for Newbelco ordinary shares and/or Newbelco ADSs.

Certain PFIC Considerations Related to the Belgian Merger

AB InBev has determined, based on an analysis of asset values and income, that AB InBev ordinary shares and AB InBev ADSs have not been treated as stock of a PFIC for U.S. federal income tax purposes. While this conclusion is a factual determination that is made annually, based on its analysis of asset values and projected earnings, AB InBev expects that it will not be a PFIC for its current taxable year. If you are a U.S. holder of AB InBev ordinary shares and/or AB InBev ADSs, AB InBev would generally be a PFIC with respect to you if for any taxable year in which you held AB InBev ordinary shares and/or AB InBev ADSs: (1) at least 75% of AB InBev’s gross income for the taxable year was passive income or (2) at least 50% of the value, determined on the basis of a quarterly average, of AB InBev’s assets was attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If it was determined that AB InBev was a PFIC, then a U.S. holder of AB InBev ordinary shares and/or AB InBev ADSs may be required to recognize gain, and may be subject to special rules in respect of any gain recognized, as a result of participating in the Belgian Merger. In particular, a U.S. holder that receives Newbelco ordinary shares and/or Newbelco ADSs in exchange for its AB InBev ordinary shares and/or AB InBev ADSs in the Transaction may be required to recognize gain (but not loss), notwithstanding that the exchange qualifies as a tax-free exchange under the Code. In particular, Section 1291(f) of the Code generally requires that, to the extent provided in regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final U.S. Treasury regulations have been promulgated under this statute. Proposed U.S. Treasury regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would generally require gain (but not loss) recognition by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares where such person has not made either (1) a “qualified electing fund” election under Section 1295 of the Code for the first taxable year in which such U.S. person owns such shares or in which the corporation is a PFIC, whichever is later or (2) a “mark-to-market” election under Section 1296 of the Code. Any such gain recognized pursuant to the previous sentence would be subject to special rules (discussed below). There is an exception to the gain recognition rule in certain instances where the exchanging shareholder receives shares of another corporation that is a PFIC, but, as described below in “—Tax Consequences to Holders of Newbelco Ordinary Shares and/or Newbelco ADSs—PFIC Rules”, Newbelco expects that it will not be a PFIC at the time of the Transaction, and Newbelco does not expect to become a PFIC. It is not certain at this time whether, in what form, and with what effective date, final U.S. Treasury regulations under Section 1291(f) of the Code will be adopted, or how the proposed U.S. Treasury regulations will be applied.

Tax Consequences to Holders of Newbelco Ordinary Shares and/or Newbelco ADSs

Taxation of Dividends

U.S. Holders. Under the United States federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend Newbelco pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends Newbelco pays with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

You must include any Belgian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made, determined at the spot conversion rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, Newbelco does not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions Newbelco makes as dividends.

Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. In addition, if you are eligible under the Treaty for a lower rate of Belgian withholding tax on a distribution with respect to the shares or ADSs, yet you do not claim such lower rate and as a result, you are subject to a greater Belgian withholding tax on the distribution than you could have obtained by claiming benefits under the Treaty, such additional Belgian withholding tax would likely not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States and, depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Newbelco ordinary shares and/or Newbelco ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Newbelco ordinary shares and/or Newbelco ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your Newbelco ordinary shares and/or Newbelco ADSs unless:

1.	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

2.	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between USD 125,000 and USD 250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of Newbelco ordinary shares and/or Newbelco ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Newbelco ordinary shares and/or Newbelco ADSs.

PFIC Rules

Newbelco expects that Newbelco ordinary shares and ADSs will not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If Newbelco were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Newbelco ordinary shares and/or

Newbelco ADSs or makes a “qualified electing fund” (“QEF”) election the first taxable year in which Newbelco is treated as a PFIC, gain realized on the sale or other disposition of your Newbelco ordinary shares and/or Newbelco ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain excess distributions ratably over your holding period for the Newbelco ordinary shares and/or Newbelco ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Newbelco ordinary shares and/or Newbelco ADSs will be treated as stock in a PFIC if Newbelco were a PFIC at any time during your holding period in your Newbelco ordinary shares and/or Newbelco ADSs. Dividends that you receive from Newbelco will not be eligible for the special tax rates applicable to qualified dividend income if Newbelco is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon Newbelco furnishing you annually with certain tax information. Newbelco may not take the action necessary for a U.S. shareholder to make a QEF election in the event Newbelco is determined to be a PFIC. Sullivan & Cromwell LLP expresses no opinion as to the PFIC status of Newbelco.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Newbelco ordinary shares and/or Newbelco ADSs.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of Newbelco ordinary shares and/or Newbelco ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by Newbelco or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of Newbelco ordinary shares and/or Newbelco ADSs effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Newbelco ordinary shares and/or Newbelco ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Belgian Tax Considerations

The following is a summary of the material Belgian federal tax consequences relating to the Belgian Merger and to the acquisition, ownership and disposal of Newbelco ordinary shares. This summary is based on Newbelco’s understanding of the applicable laws, treaties and regulatory interpretations as in effect in Belgium on the date of this prospectus, all of which are subject to change, including changes that could have a retroactive effect.

It should be appreciated that the eventual tax consequences may be different from what is stated below as a result of evolutions in law or practice.

This summary does not purport to address all Belgian tax consequences associated with the Proposed Structure of the Transaction or the acquisition, ownership and disposal of Newbelco ordinary shares, and does not take into account the specific circumstances of any particular investor or the tax laws of any country other than Belgium. In particular, this summary deals only with investors who will hold Newbelco ordinary shares as capital assets and does not address the tax treatment of investors who may be subject to special rules, such as financial institutions, insurance companies, collective investment undertakings, dealers in securities or currencies or persons who hold the shares as a position in a straddle, share-repurchase transaction, conversion transaction, a synthetic security or other integrated financial transaction. This summary does not address the local taxes that may be due in connection with an investment in the Newbelco ordinary shares, other than the additional local taxes, which generally vary from 0% to 10% of the investor’s income tax liability in Belgium.

The information set out below does not constitute binding tax advice. Investors should consult their own advisors regarding the tax consequences of the Belgian Merger and an investment in the Newbelco ordinary shares in light of their particular situation, including the effect of any state, local or other national laws, treaties and regulatory interpretations thereof.

For the purposes of this summary, a Belgian resident is (i) an individual subject to Belgian personal income tax (that is, an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law), (ii) a company subject to Belgian corporate income tax (that is, a corporate entity that has its statutory seat, its main establishment, or its place of management in Belgium and is not exempt from corporate income tax), including a Belgian resident Organization for Financing Pensions within the meaning of Article 8 of the Belgian Act of 27 October 2006 (“OFP”) subject to Belgian corporate income tax (that is, a qualifying pension fund incorporated under the form of an OFP), or (iii) a legal entity subject to Belgian income tax on legal entities (that is, a legal entity other than a company subject to Belgian corporate income tax, that has its statutory seat, its main establishment, or its place of management in Belgium). A Belgian non-resident is any person that is not a Belgian resident.

Tax Consequences of the Belgian Merger and Listings to Holders of AB InBev Ordinary Shares

The Belgian Merger should constitute for Belgian federal income tax purposes a tax neutral reorganization within the meaning of Article 211, §1 Belgian Income Tax Code (“BITC”). A Belgian advance decision pursuant to Article 20 of the Law of 24 December 2002 is requested from the Belgian ruling commission in order to confirm the tax neutrality.

Acquisition of Newbelco ordinary shares by AB InBev shareholders

Belgian resident individuals

For Belgian resident individuals holding AB InBev ordinary shares as a private investment, any capital gain realized on the AB InBev ordinary shares upon the Belgian Merger should be exempt from Belgian capital gains tax pursuant to the capital gains tax exemption for transactions that fall within the normal management of a private estate provided for in Article 90, 9° BITC and Speculation Tax exemption (as defined below) pursuant to Article 96/1, 2º BITC or pursuant to the roll-over relief provided for in Articles 95 and 96 BITC. Capital losses realized on AB InBev ordinary shares upon the Belgian Merger are not tax deductible.

If the Belgian resident individual applies the roll-over relief provided for in Articles 95 and 96 BITC, the individual must add to his/her Belgian income tax returns following the year of the Belgian Merger, proof that the Newbelco ordinary shares received in exchange for the Belgian Merger are still part of his/her estate and have not been repaid in full or in part. If the roll-over relief is applied for the Speculation Tax (i.e., if the AB InBev ordinary shares have not yet been held for an uninterrupted period of at least six months upon the Belgian Merger) it is at present unclear how this requirement needs to be met because the Newbelco ordinary shares may be sold, without any Speculation Tax being due, as soon as the six month holding period has been met.

For Belgium resident individuals holding AB InBev ordinary shares for professional purposes, any capital gain realized on the AB InBev ordinary shares upon the Belgian Merger should be exempt from Belgian capital gains tax pursuant to the roll-over relief provided for in Article 45, §1, 1° BITC.

Belgian resident companies

In principle, any capital gain realized on AB InBev ordinary shares on the occasion of the Belgian Merger by an AB InBev shareholder that is a Belgian resident company should be exempt from Belgian capital gains tax pursuant to the roll-over relief provided for in Article 45, §1, 1° BITC. Any capital loss realized by such AB InBev shareholder on the occasion of the Belgian Merger is not tax deductible.

Belgian Organizations for Financing Pensions

In principle, any capital gain realized on AB InBev ordinary shares on the occasion of the Belgian Merger by an AB InBev shareholder that is an OFP should be exempt from Belgian capital gains tax pursuant to Article 185 bis or the roll-over relief provided for in Article 45, §1, 1° BITC. Any capital loss realized by such AB InBev shareholder on the occasion of the Belgian Merger is not tax deductible.

Other Belgian legal entities

Any capital gain realized on the AB InBev ordinary shares on the occasion of the Belgian Merger by an AB InBev shareholder that is a Belgian legal entity should not be subject to Belgian capital gains tax pursuant to Articles 221 to 223 BITC. Any capital loss realized on the AB InBev ordinary shares on the occasion of the Belgian Merger is not tax deductible.

Belgian non-resident individuals and companies

Belgian non-resident AB InBev shareholders are, in principle, not subject to Belgian taxation on capital gains realized on the occasion of the Belgian Merger, unless their AB InBev ordinary shares are held as part of a business conducted in Belgium through a Belgian establishment. In such a case, the same principles apply as described with regard to Belgian resident AB InBev shareholders.

Roll-over relief upon the Belgian Merger

The roll-over relief referred to in the preceding paragraphs pursuant to Articles 95 and 96 and 45, §1, 1° BITC implies that in relation to the treatment pursuant to Articles 44, §1, 2°; 90, first indent, 9° and 13°; 94; 95 and 192, §1, al.1 BITC of any capital gain or loss realized on the Newbelco ordinary shares acquired upon the Belgian Merger:

•	such capital gain or loss realized on the Newbelco ordinary shares should be determined taking into account the acquisition or investment value (increased by any taxed capital gains or reduced by recognized capital losses) of the AB InBev ordinary shares that were exchanged against Newbelco ordinary shares on the occasion of the Belgian Merger; and

•	the Newbelco ordinary shares should be considered to have been acquired on the date on which the exchanged AB InBev ordinary shares were acquired by the relevant AB InBev shareholder.

Cancellation of Newbelco Initial Shares held by AB InBev

The cancellation by Newbelco of the Initial Shares held by AB InBev pursuant to the Belgian Merger should qualify as a capital reduction that will be fully imputed on paid-up share premium that qualifies as fiscal paid-up capital of Newbelco for corporate income tax purposes and should not give rise to any Belgian taxation. A Belgian advance decision pursuant to Article 20 of the Law of 24 December 2002 is requested from the Belgian ruling commission in order to confirm the tax treatment.

Listings of the Newbelco ordinary shares

The listings of the Newbelco ordinary shares should have no Belgian tax consequences. As a result of the listing of the Newbelco ordinary shares, the realization of capital gains on the Newbelco ordinary shares by shareholders that are individuals holding the Newbelco ordinary shares as a private investment may become subject to Speculation Tax as set out below in “—Tax Consequences to Holders of Newbelco Ordinary Shares—Capital Gains and Losses”.

Tax Consequences to Holders of Newbelco Ordinary Shares

Dividends

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to Newbelco ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of statutory capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent such repayment is imputed to fiscal capital. The fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up share premiums and the cash amounts subscribed to at the time of the issuance of profit sharing certificates.

Belgian dividend withholding tax of 27% is levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.

In the event of a repurchase of Newbelco ordinary shares, the repurchase distribution (after deduction of the part of the fiscal capital represented by the repurchased shares) will be treated as a dividend subject to Belgian withholding tax of 27%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be due if this repurchase is carried out on Euronext Brussels or another stock exchange and meets certain conditions.

In the event of liquidation of Newbelco, any amounts distributed in excess of the fiscal capital will in principle qualify as a dividend subject to the 27% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

Belgian resident individuals

For Belgian resident individuals who acquire and hold Newbelco ordinary shares as a private investment, the Belgian dividend withholding tax is the final tax in Belgium on their dividend income. They may nevertheless elect to report the dividends in their personal income tax return. Where the beneficiary opts to report them, dividends will be taxable at the lower of the generally applicable 27% tax rate on dividends and the progressive personal income tax rates applicable to the taxpayer’s overall declared income. If the beneficiary reports the dividends, the income tax due on such dividends is not increased by local surcharges. In addition, if the dividends are reported, the dividend withholding tax levied at source can, in both cases, be credited against the personal income tax due and is reimbursable to the extent it exceeds the personal income tax due, provided that the dividend distribution does not result in a reduction in value of or capital loss on Newbelco ordinary shares. The latter condition is not applicable if the individual proves that it has held the ordinary shares of Newbelco in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

For Belgian resident individual investors who acquire and hold Newbelco ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and are, in such an event, taxable at the investor’s personal income tax rate increased with local surcharges. Belgian withholding tax levied at source can be credited against the personal income tax due and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the shares in full legal ownership at the time the dividends are paid or attributed; and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if the investor proves that he has held the full legal ownership of the shares for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

Belgian resident companies

Corporate income tax

For Belgian resident companies, the dividend withholding tax does not fully discharge corporate income tax liability. The gross dividend income (including any Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 33.99% (including a 3% crisis surcharge), unless the reduced corporate income tax rates apply.

Belgian resident companies can generally (although subject to certain limitations) deduct up to 95% of the gross dividend received from their taxable income (the “Dividend Received Deduction”), provided that at the time of a dividend payment or attribution: (i) the Belgian resident company holds shares representing at least 10% of the share capital of Newbelco or a participation in Newbelco with an acquisition value of at least EUR 2,500,000; (ii) the Newbelco ordinary shares have been or will be held in full ownership for an uninterrupted period of at least one year; and (iii) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code (the “Article 203 ITC Taxation Condition”) are met (together the “conditions for the application of the Dividend Received Deduction regime”). Under certain circumstances the conditions referred to under (i) and (ii) do not need to be fulfilled in order for the Dividend Received Deduction to apply.

The conditions for the application of the Dividend Received Deduction regime depend on a factual analysis and the availability of this regime should thus be verified upon each dividend distribution.

The Belgian dividend withholding tax levied at source can be credited against the mainstream corporate income tax and is reimbursable to the extent it exceeds such corporate income tax, subject to two conditions: (i) the taxpayer must own the Newbelco ordinary shares in full legal ownership at the time the dividends are paid or attributed and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the Newbelco ordinary shares. The latter condition is not applicable if: (i) the taxpayer can demonstrate that it has held the shares in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (ii) during that period, the shares never belonged to a taxpayer other than a Belgian resident company or a non-resident company that has, in an uninterrupted manner, invested the shares in a permanent establishment in Belgium.

Withholding tax

Dividends distributed to a Belgian resident company will be exempt from Belgian withholding tax provided that the Belgian resident company holds, upon payment or attribution of the dividends, at least 10% of Newbelco’s share capital and such minimum participation is or will be held for an uninterrupted period of at least one year.

In order to benefit from this exemption, the investor must provide Newbelco or its paying agent with a certificate confirming its qualifying status and the fact that it satisfies the two conditions set out above. If the investor holds a qualifying participation for less than one uninterrupted year, at the time the dividends are paid or attributed, Newbelco will levy the withholding tax but not transfer it to the Belgian Treasury provided the investor certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the qualifying participation for an uninterrupted period of at least one year. The investor must also inform Newbelco or its paying agent when the one-year period expires or if its shareholding will drop below 10% of Newbelco’s share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the levied dividend withholding tax will be refunded to the investor.

Organizations for financing pensions

For OFPs, the dividend income is generally tax-exempt. Although there is no specific exemption from dividend withholding tax at source for dividends paid or attributed to OFPs, subject to certain limitations, the Belgian dividend withholding tax can be credited against an OFPs’ corporate income tax and is reimbursable to the extent it exceeds the corporate income tax due.

Other taxable legal entities

For taxpayers subject to Belgian income tax on legal entities, Belgian dividend withholding tax in principle fully discharges their income tax liability.

Belgian non-resident individuals and companies

Non-resident income tax

For non-resident individuals and companies, dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds Newbelco ordinary shares in connection with a business conducted in Belgium through a Belgian establishment.

If Newbelco ordinary shares are acquired by a non-resident investor in connection with a business in Belgium, the investor must report any dividends received, which will be subject to non-resident individual or corporate income tax. Any Belgian withholding tax levied at source can be credited against the non-resident individual or corporate income tax and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the Newbelco ordinary shares in full legal ownership at the time the dividends are paid or attributed and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if (i) the non-resident individual or the non-resident company can demonstrate that the shares were held in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (ii) with regard to non-resident companies only, if, during the said period, the shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the shares in a Belgian permanent establishment.

Non-resident companies that have invested their Newbelco ordinary shares in a Belgian establishment can deduct up to 95% of the gross dividends included in their taxable profits if, at the date dividends are paid or attributed, the conditions for the application of the Dividend Received Deduction regime are satisfied. See “—Belgian resident companies”. Application of the Dividend Received Deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.

Belgian dividend withholding tax relief for non-residents

No Belgian dividend withholding tax is due on dividends paid to a foreign pension fund: (i) which qualifies as a legal entity that does not have its registered office, its principal establishment or its seat of management in Belgium; (ii) whose corporate purpose solely consists in the management and investment of funds collected in order to pay legal or complementary pensions; (iii) whose activity is restricted to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) provided it has no contractual obligation to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares, nor an obligation to pay a manufactured dividend with respect to the shares under a securities lending transaction, unless the ultimate beneficiary itself qualifies as a pension fund that can benefit from this exemption, or qualifies as a parent company that can benefit from an exemption from withholding tax. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the shares and that the above conditions are satisfied. The foreign pension fund must then forward that certificate to Newbelco or its paying agent.

Dividends distributed to non-resident parent companies established in a Member State of the EU or in a non-EU country with which Belgium has entered into a bilateral tax treaty and provided this bilateral tax treaty or any other treaty allows for the exchange of information necessary to execute the national laws of the contracting states, are exempt from Belgian dividend withholding tax provided the Newbelco ordinary shares held by the non-resident parent company, upon payment or attribution of the dividends, amount to at least 10% of Newbelco’s share capital and such minimum participation is or will be held for an uninterrupted period of at least one year. A company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive of 23 July 1990 (90/435/EC), as amended by Directive 2003/123/EC of 22 December 2003, or, for companies established in a non-EU country with which Belgium has entered into a qualifying bilateral tax treaty, it has a legal form similar to the ones listed in such annex; (ii) it is considered to be a tax resident of the country where it is established according to the tax laws of and the bilateral tax treaties entered into by such country; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.

In order to benefit from this exemption, the investor must provide Newbelco or its paying agent with a certificate confirming its qualifying status and the fact that it meets the three above-mentioned conditions.

If the investor holds a qualifying participation for less than one year, at the time the dividends are paid or attributed, Newbelco will levy the withholding tax but not transfer it to the Belgian Treasury provided that the investor certifies its qualifying status, the date from which it has held such qualifying participation, and commits itself to hold the qualifying participation for an uninterrupted period of at least one year. The investor must also inform Newbelco or its paying agent when the one-year holding period expires or if its shareholding will drop below 10% of Newbelco’s share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the levied dividend withholding tax will be refunded to the investor.

Council Directive 2015/121/EU of 27 January 2015 amending the EU Parent-Subsidiary Directive, states that Member States shall not grant the withholding tax exemption to an arrangement or a series of arrangements which, having been put into place for the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the directive, are not genuine having regard to all relevant facts and circumstances. Belgium was obliged to bring into force the laws necessary to comply with this obligation by 31 December 2015.

A reduced Belgian withholding tax of 1.6995% applies to dividends paid or attributed to non-resident parent companies that hold a participation in Newbelco with an acquisition value of at least EUR 2,500,000 (but not reaching the 10% participation threshold under the EU Parent–Subsidiary Directive) and that are established in the EEA or in a country with which Belgium has entered into a bilateral tax treaty, provided this bilateral tax treaty or any other treaty with Belgium allows for the exchange of information necessary to execute the national laws of the contracting states. This regime is also subject to the condition that (i) the parent company has a legal form as listed in the Annex I, Part A, to the Council Directive 2011/96/EU of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by Directive 2014/86/EU of 8 July 2014 or, for companies established in a (non-EU) country, has a legal form considered similar to the ones listed in such annex; (ii) the participation is or will be held for at least one year without interruption; and (iii) the parent company cannot obtain a credit or a reimbursement for Belgian withholding tax.

In order to benefit from this reduced withholding tax, the investor must provide Newbelco or its paying agent with a certificate confirming that it fulfills the abovementioned conditions and indicating to which extent the withholding tax is in principle creditable or reimbursable on the basis of the law as applicable on 31 December of the year preceding the one during which the dividend is paid or attributed.

If there is no exemption applicable under Belgian domestic law, the Belgian dividend withholding tax is potentially subject to relief as may be available under applicable tax treaty provisions. Belgium has entered into bilateral tax treaties with over 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities.

Prospective holders should consult their own tax advisors as to whether they qualify for any reduction of Belgian dividend withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Capital gains and losses

Belgian resident individuals

In principle, Belgian resident individuals acquiring Newbelco ordinary shares as a private investment should not be subject to Belgian capital gains tax on the disposal of the shares; capital losses are not tax deductible.

However, a ‘speculation tax’ of 33% applies to capital gains realized on Newbelco ordinary shares by Belgian resident individuals within six months from the date of acquisition of Newbelco ordinary shares held other than for professional purposes (the “Speculation Tax”).

The Speculation Tax applies to the disposal (including short sales) of Newbelco ordinary shares, profit certificates, warrants, call and put options and other derivatives over Newbelco ordinary shares.

Capital gains realized on Newbelco ordinary shares, options or warrants acquired in the framework of the professional activity of the Belgian resident individual and whereby the acquisition has been taxed as professional income fall outside the scope of the Speculation Tax. This is also the case for capital gains that are realized on the occasion of so-called ‘mandatory transactions’ (e.g., squeeze-outs, mergers, splits or spin-offs). The Belgian Merger should qualify as a mandatory transaction pursuant to Article 96/1, 2º BITC. A Belgian advance decision pursuant to Article 20 of the Law of 24 December 2002 from the Belgian ruling commission confirms the application of such exemption at the occasion of the Belgian Merger.

The ‘last in first out’ method is used to compute the six-month period. The computation is made on a share per share basis with the same ISIN code.

If the roll-over relief of Articles 95 and 96 BITC is applied on the exchange of shares upon the Belgian Merger, the Newbelco shares are considered to have been acquired on the date on which the exchanged AB InBev ordinary shares were acquired by the relevant AB InBev shareholder, for purposes of calculating the six-month period of the Speculation Tax. If the Belgian resident individual applies the roll-over relief provided for in Articles 95 and 96 BITC, the individual must add to his/her Belgian income tax returns following the year of the Belgian Merger, proof that the Newbelco ordinary shares received in exchange for the Belgian Merger are still part of his/her estate and have not been repaid in full or in part. It is at present unclear how this requirement needs to be met for the application of relief for the Speculation Tax because the Newbelco ordinary shares may be sold, without any Speculation Tax being due, as soon as the six month holding period has been met. Also, if a Belgian resident individual were to sell its Newbelco ordinary shares within six months following their delivery upon the Belgian Merger, Belgian banks and other intermediaries are likely to withhold the Speculation Tax unless they would accept on the basis of the information made available to them that no Speculation Tax should be due. If the Speculation Tax is withheld in such cases, the investor will need to reclaim the Speculation Tax from the Belgian tax authorities and demonstrate that it qualifies for the exemption because the roll-over in holding period pursuant to Articles 95 and 96 BITC applies. Also in case of such reclaim it is at present unclear, as set out above, in which manner the investor will need to demonstrate that it qualifies for an exemption from Speculation Tax on the basis of the roll-over provision pursuant to Articles 95 and 96 BITC.

The taxable basis of Speculation Tax is equal to the difference between (i) the price received upon disposal of the Newbelco ordinary shares reduced by the Tax on Stock Exchange Transactions (as defined below) (if any) and (ii) the acquisition price of the Newbelco ordinary shares increased by the Tax on Stock Exchange Transactions (if any). Capital losses are in principle not deductible. The only situation where capital losses are taken into account is where there is a realization—in a single transaction—of a number of Newbelco ordinary shares or other qualifying instruments with the same ISIN number but acquired via successive acquisitions (at different acquisition prices), within the last six months before the transaction. In such case, the capital gains will be set off by the capital losses and only the net amount (which cannot be less than zero) will be subject to Speculation Tax.

The Speculation Tax takes the form of a withholding tax levied at source by the intervening intermediary located in Belgium that fully discharges a Belgian resident individual from its liability for Speculation Tax. In case the withholding tax of 33% is not applied, the capital gain needs to be reported in the personal income tax return and is subject to personal income tax at a specific rate of 33%, not increased by local surcharges.

Capital gains realized by a private individual are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realized outside the scope of the normal management of the individual’s private estate. Capital losses are not tax deductible.

Capital gains realized by Belgian resident individuals on the disposal of the shares to a non-resident company (or body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside the European Economic Area, are taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in Newbelco (i.e., a shareholding of more than 25% in Newbelco).

Gains realized by Belgian resident individuals upon the repurchase of Newbelco ordinary shares or upon the liquidation of Newbelco are generally taxable as a dividend. See “—Dividends—Belgian resident individuals”.

Belgian resident individuals who hold Newbelco ordinary shares for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realized upon the disposal of the shares, except for shares held for more than five years, which are taxable at a flat rate of 16.5% (plus local surcharges). Capital losses on the shares incurred by Belgian resident individuals who hold the shares for professional purposes are in principle tax deductible.

Belgian resident companies

Belgian resident companies (other than small companies within the meaning of Article 15, §1 to §6 of the Belgian Companies Code (“SMEs”)) are subject to Belgian capital gains taxation at a flat rate of 0.412% on gains realized upon the disposal of Newbelco ordinary shares provided that: (i) the Article 203 ITC Taxation Condition is satisfied; and (ii) the shares have been held in full legal ownership for an uninterrupted period of at least one year. The 0.412% flat capital gains tax rate cannot be off-set by any tax assets (such as tax losses) or tax credits.

Belgian resident companies qualifying as SMEs are not subject to Belgian capital gains taxation on gains realized upon the disposal of the shares provided that (i) the Article 203 ITC Taxation Condition is satisfied; and (ii) the shares have been held in full legal ownership for an uninterrupted period of at least one year.

If the one-year minimum holding condition is not satisfied (but the Article 203 ITC Taxation Condition is), the capital gains realized upon the disposal of shares by a Belgian resident company (non-SME or SME) are taxable at a rate of 25.75%.

Capital losses on shares incurred by resident companies (both non-SMEs and SMEs) are not tax deductible.

Shares held in the trading portfolio (portefeuille commercial/handelsportefeuille) of qualifying credit institutions, investment firms and management companies of collective investment undertakings which are subject to the Royal Decree of 23 September 1992 on the annual accounts of credit institutions, investment firms and management companies of collective investment undertakings (comptes annuels des établissements de crédit, des entreprises d’investissement et des sociétés de gestion d’organismes de placement/jaarrekening van de kredietinstellingen, de beleggingsondernemingen en de beheervennootschappen van instellingen voor collectieve belegging) are subject to a different regime. The capital gains on such shares are taxable at the ordinary corporate income tax rate of 33.99% and the capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

Capital gains realized by Belgian resident companies (both non-SMEs and SMEs and both ordinary Belgian resident companies and qualifying credit institutions, investment firms and management companies of collective investment undertakings) upon the repurchase of shares by Newbelco or upon the liquidation of Newbelco are, in principle, subject to the same taxation regime as dividends. See “—Dividends”.

Organizations for financing pensions

OFPs within the meaning of Article 8 of the Belgian Act of 27 October 2006 are, in principle, not subject to Belgian capital gains taxation realized upon the disposal of the shares, and capital losses are not tax deductible.

Other taxable legal entities

Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of shares.

Capital gains realized by Belgian resident legal entities upon the repurchase of shares or upon the liquidation of Newbelco are in principle taxed as dividends. See “—Dividends”.

Capital losses on Newbelco ordinary shares incurred by Belgian resident legal entities are not tax deductible.

Belgian non-resident individuals and companies

Non-resident individuals or companies are, in principle, not subject to Belgian income tax on capital gains realized upon disposal of the shares, unless such shares are held as part of a business conducted in Belgium through a Belgian establishment. In such a case, the same principles apply as described with regard to Belgian individuals (holding the shares for professional purposes) or Belgian companies.

Non-resident individuals who do not use the shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the Newbelco ordinary shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are beyond the normal management of one’s private estate. See “—Capital Gains and Losses—Belgian resident individuals”. Such non-resident individuals might therefore also be obliged to file a tax return and should consult their own tax advisor.

According to a strict reading of Article 228, §3 BITC, capital gains realized on the shares by Belgian non-residents are subject to tax in Belgium in the form of a payroll withholding tax if they are sold to a Belgian tax resident, provided that (i) the capital gains would have been taxable if the non-resident were a Belgian resident, and (ii) the capital gains are taxable in Belgium pursuant to the applicable income tax treaty, or, if no such treaty applies, the non-resident fails to submit proof that the capital gains are effectively taxed in its country of residence. The legislative history and the formal guidance of the Belgian tax authorities indicate that this provision should not be applicable to capital gains realized on shares. However, it is not to be excluded that a court would rule that this provision is applicable, based on a strict reading of it.

The Speculation Tax (see “—Capital Gains and Losses—Belgian resident individuals”) is also applicable to non-resident individuals with respect to capital gains realized in Belgium, which is the case if a Belgian intermediate (i.e., broker or bank) is involved, provided that Belgium is not barred from charging tax under the applicable bilateral treaty.

Capital gains realized by non-resident individuals or non-resident companies upon repurchase of the shares or upon liquidation of Newbelco will, in principle, be subject to the same taxation regime as dividends.

Tax on Stock Exchange Transactions

The purchase and the sale as well as any other acquisition or transfer for consideration of shares (secondary market) in Belgium through a professional intermediary is subject to the tax on stock exchange transactions (taxe sur les opérations de bourse / taks op de beursverrichtingen) of 0.27% of the purchase price, capped at EUR 800 per transaction and per party (the “Tax on Stock Exchange Transactions”). A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. Upon the issue of the Newbelco ordinary shares (primary market), no tax on stock exchange transactions is due.

No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Law of 2 August 2002; (ii) insurance companies described in Article 2, §1 of the Belgian Law of 9 July 1975; (iii) professional retirement institutions referred to in Article 2, 1° of the Belgian Law of 27 October 2006 concerning the supervision on institutions for occupational pension; (iv) collective investment institutions; and (v) Belgian non-residents, under the condition that their financial intermediary in Belgium has a certificate in which they confirm their non-resident status.

As stated in “Risk Factors—Risks Related to Taxation”, on 14 February 2013 the EU Commission adopted the Draft Directive on a Financial Transaction Tax (such tax, the “FTT” and such draft directive, the “FTT Draft Directive”). The FTT Draft Directive currently stipulates that once the FTT enters into effect, the Participating Member States shall not maintain or introduce any taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax). For Belgium, the Tax on Stock Exchange Transactions should thus be abolished once the FTT enters into effect. The FTT Draft Directive is still subject to negotiation between the Participating Member States and may, therefore, be further amended at any time.

DELISTING AND DEREGISTRATION OF AB INBEV ORDINARY SHARES

As part of the Transaction, the listing and admission to trading of AB InBev ordinary shares on Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange will be cancelled, and AB InBev ordinary shares underlying the AB InBev ADSs will be delisted from the NYSE and deregistered under the Exchange Act.

INFORMATION ABOUT THE COMPANIES

Newbelco

Newbelco was formed for the purposes of effecting the Transaction and becoming the holding company for the Combined Group following the completion of the Transaction. In certain agreements, press releases and other documents entered into or disclosed prior to the date of this prospectus, certain of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, Newbelco was referred to by its indicative name, “Newco”.

From the date of its incorporation until the date of this prospectus, Newbelco’s activities have been solely focused on the preparation of the Transaction. Newbelco has not conducted any activities other than those incidental to its formation, the execution of documents in connection with the Transaction, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the Transaction, the preparation and filing of this prospectus and certain other related activities.

Newbelco was incorporated on 3 March 2016 under the laws of Belgium. As of the date of this prospectus, SABMiller owns (through its wholly owned subsidiary, SABMiller International B.V.) 6,149,999 Incorporation Shares of Newbelco, with Phidias Management S.A., a company appointed to provide various corporate services and a wholly owned subsidiary of Intertrust, holding the remaining one Incorporation Share. Newbelco is expected to be renamed on or prior to the completion of the Transaction described herein and will cancel all of the Incorporation Shares simultaneously with the capital increase to be made following the completion of the UK Scheme, as described below. It has the legal form of a public limited liability company (société anonyme/naamloze vennootschap). Its registered office is located at Rue Royale/Koningsstraat 97, 4th Floor, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0649.641.563. Upon completion of the Transaction, it is expected that Newbelco’s registered office will be situated at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium, and that its principal place of business will be located at Brouwerijplein 1, 3000 Leuven, Belgium.

AB InBev

The AB InBev Group is the world’s largest brewer by volume and one of the world’s top five consumer products companies. The AB InBev Group’s revenue, EBITDA, as defined, and beverage volumes for the year ended 31 December 2015 were USD 43,604 million, USD 17,057 million and 457 million hl, respectively and for the six months ended 30 June 2016 were USD 20,206 million, USD 7,334 million and 220 million hl, respectively. As of 30 June 2016, the AB InBev Group’s total assets were USD 191,129 million. As a consumer-centric, sales-driven group, the AB InBev Group produces, markets, distributes and sells a strong, balanced portfolio of well over 200 beer and other malt beverage brands. These include global brands Budweiser, Corona (except in the United States) and Stella Artois; multi-country brands such as Beck’s, Leffe and Hoegaarden; and many local brands such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Hasseröder in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China and Cass in South Korea. The AB InBev Group also produces and distributes soft drinks, particularly in Latin America, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and MixxTail in China, Argentina and other countries. As of 31 December 2015, the AB InBev Group employed more than 150,000 people, with operations in 26 countries around the world.

AB InBev is a publicly traded company, listed on Euronext Brussels, with secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. AB InBev ADSs representing rights to receive AB InBev ordinary shares are listed and trade on the NYSE under the symbol BUD.

AB InBev was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES. It has the legal form of a public limited liability company (société anonyme/naamloze vennootschap). Its registered office is located at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0417.497.106. The AB InBev Group’s global headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium (tel.: +32 16 27 61 11).

SABMiller

SABMiller, together with its subsidiaries, associated companies and joint ventures, is, according to Canadean Limited, one of the world’s largest brewers, occupying a top-two market position by volume in many markets in which it operates. SABMiller Group NPR, EBITA, as defined, and beverage volumes for the year ended 31 March 2016 were USD 24,149 million, USD 5,810 million and 331 million hl, respectively. As at 31 March 2016, the SABMiller Group’s total assets were USD 43,589 million. The SABMiller Group is also one of the largest bottlers and distributors of Coca-Cola products outside the United States of America.

The SABMiller Group is in the beer and soft drinks business with interests across the world, with a balance between fast-growing developing markets and cash-generative developed markets. The SABMiller Group is passionate about brewing and has a long tradition of craftsmanship, making superb beer from high-quality natural ingredients. The SABMiller Group’s local beer experts brew more than 200 beers from which a range of special regional and global brands has been carefully selected and nurtured. The SABMiller Group employs around 70,000 people in more than 80 countries.

SABMiller is a FTSE-10 company in terms of market capitalization and SABMiller ordinary shares are admitted to the premium listing segment of the UK Financial Conduct Authority’s Official List and to trading on the London Stock Exchange. SABMiller has a secondary listing on the Johannesburg Stock Exchange. SABMiller has demonstrated significant growth, with market capitalization growing from USD 5,421 million as at 31 December 2000 to approximately USD 95,058 million as at 31 July 2016.

SABMiller was incorporated as a public limited company in England and Wales under the UK Companies Act 1985 on 17 March 1998. Its registered office is located at SABMiller House, Church Street West, Woking, Surrey, England, GU21 6HS and its registered number is 03528416. Its telephone number is +44 (0) 1483 264000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF SABMILLER

The following is a review of SABMiller’s financial condition and results of operations as at 31 March 2016 and 2015 and for the three years ended 31 March 2016, and of the key factors that have affected or are expected to be likely to affect its ongoing and future operations. You should read the following discussion and analysis in conjunction with SABMiller’s consolidated financial statements and the accompanying notes included in this prospectus.

On 11 November 2015, AB InBev announced an agreement under which Molson Coors will purchase the whole of the SABMiller Group’s interest in MillerCoors, as well as the Miller brand portfolio outside of the U.S.A. The MillerCoors divestiture is conditional upon, and will take effect shortly after, completion of the Transaction.

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. On 19 April 2016, AB InBev announced it had accepted Asahi’s binding offer following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses. The acquisition by Asahi is conditional upon, and will take effect shortly after, completion of the Transaction. In addition, on 29 April 2016, AB InBev announced that it had offered the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestment. The divestiture of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of the purchaser(s) as suitable purchaser(s) and is expected to take place after completion of the Transaction.

On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional upon, and will take effect shortly after, completion of the Transaction.

AB InBev has agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is expected to take place after completion of the Transaction in accordance with the approval (with conditions) given by the Competition Tribunal of South Africa.

The discussion of SABMiller’s financial condition and results of operations below reflects SABMiller’s business as of the date of this prospectus and does not reflect the transactions referred to above.

In addition, some of the information contained in this discussion, including information with respect to the SABMiller Group’s plans and strategies for its business and its expected sources of financing, contain forward-looking statements that involve risk and uncertainties. In particular, any failure to complete the Transaction or any disruption to the business of SABMiller resulting from its management’s focus on the Transaction could cause actual results to differ materially from those suggested by these statements. You should read “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the risks related to those statements. You should also read “Risk Factors” for a discussion of certain factors that may affect the SABMiller Group’s business, financial condition and results of operations as part of the Combined Group.

See “Note on Presentation—Presentation of SABMiller Financial Information” for further information on SABMiller’s presentation of financial information.

Key Factors Affecting Results of Operations

SABMiller considers the factors set forth below to be key factors influencing the results of its operations.

Economic Conditions

Beer consumption in many of the countries in which the SABMiller Group operates is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale prices for the SABMiller Group’s products.

Beer consumption also increases or decreases in accordance with changes in disposable income. Currently, disposable income is low in many of the countries in which the SABMiller Group operates relative to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in income taxes, the cost of living or other factors would be likely to have an adverse effect on the demand for beer in those countries.

A central element of the SABMiller Group’s strategy for achieving sustained profitable volume growth is its ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

Foreign Currency Exchange Rate and Interest Rate Fluctuation

The majority of the SABMiller Group’s business is transacted in euro, South African rand, U.S. dollars, Colombian pesos, Australian dollars, pounds sterling and other local currencies. The functional and presentation currency of SABMiller is the U.S. dollar, although dividends are also payable in sterling and rand. In each country of operation, the SABMiller Group generates revenue and incurs costs primarily in local currency. Consequently, fluctuations in exchange rates between the U.S. dollar and local currencies have an impact on the SABMiller Group’s results.

The SABMiller Group seeks to manage foreign exchange rate and interest rate exposure within a framework of policies including hedging and funding activity. The SABMiller Group does not hedge currency exposures from the translation of profits earned in foreign currency subsidiaries, associates and joint ventures. See “—Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk” for further detail on the SABMiller Group’s approach to hedging foreign currency risk. This activity includes the use of derivative financial instruments, including forward foreign currency contracts, cross currency swaps and interest rate swaps. These expose the SABMiller Group to movements in foreign exchange and interest rates and the accounting for them results in volatility in its net assets caused by marking to market these derivative contracts at each balance sheet date.

General Competitive Factors, Consumer Preferences and Product Mix

Globally, brewers compete mainly on the basis of brand image, price, customer service, distribution networks and, particularly in developed markets, quality. While globally the beer industry is not highly concentrated, in many of the countries in which the SABMiller Group has operations, including the United States of America, two or three brewers account for a very large proportion of the market and smaller local brewers make up the balance. Consolidation has significantly increased the capital base and geographic reach of the SABMiller Group’s competitors in certain of the markets in which they operate, which has led to increasing competition. Competition is expected to increase further as the trend towards consolidation among companies in the beer industry continues.

In addition to competition among brewers, the SABMiller Group competes against alternative beverages on the basis of factors over which it has little or no control and which may result in fluctuations in demand for its products. Such factors include variation and perceptions in health consciousness, changes in prevailing economic conditions, changes in the demographic make-up of target consumers, changing social trends and attitudes regarding alcoholic beverages and changes in consumer preferences for beverages. Consumer tastes and behaviors are constantly evolving, and at an increasingly rapid rate. Competition in the beverage industry is intensifying and the industry is becoming more complex and sophisticated. Competition with brewers and producers of alternative beverages in its various markets could cause the SABMiller Group to reduce pricing, increase capital, marketing and other expenditure or lose market share, any of which could affect the results of its operations.

The results of the SABMiller Group’s operations are also substantially affected by its ability to build on its strong family of brands by relaunching or reinvigorating existing brands in current markets, launching existing brands in new markets and introducing brand extensions and packaging alternatives for its existing brands, as well as its ability to both acquire and develop innovative local products to respond to changing consumer preferences. Strong, well-recognized brands that attract and retain consumers, for which consumers are willing to pay a premium, are critical to the SABMiller Group’s efforts to maintain and increase market share and benefit from high margins. See “The Business of SABMiller” for further information regarding the SABMiller Group’s brands.

Weather and Seasonality

Demand for the SABMiller Group’s products may be affected by adverse weather conditions. Demand is affected by seasonal consumption cycles, whereby the SABMiller Group experiences the strongest demand for its products during the summer months in each of the regions in which it operates. Adverse weather conditions, especially in the summer months, such as unseasonably cool or wet weather can affect sales volumes and revenue.

Raw Material and Transport Prices

The supply and price of raw materials used to produce the SABMiller Group’s products can be affected by a number of factors beyond its control, including the level of crop production around the world, export demand, government regulations and legislation affecting agriculture, adverse weather conditions, currency fluctuations, economic factors affecting growth decisions, various plant diseases and pests. The SABMiller Group cannot predict future availability or prices of the products and materials required for its products. The markets in the relevant commodities may experience price increases or suffer from disruptions in supply. The foregoing may affect the price and availability of ingredients that the SABMiller Group uses to produce its products as well as the cans, bottles and kegs in which the SABMiller Group’s products are packaged. In particular, in recent years, the SABMiller Group has experienced periods of significant increases in the market prices of malt, barley and hops. Prices of oil and other energy products also affect transport costs, as well as input costs for glass and aluminum. The impact of rising prices on the SABMiller Group’s profitability has been tempered by savings achieved through its global procurement program, through supply contracts for future requirements and an active hedging program, combined with programs to support the development of local farming in certain of the countries in which the SABMiller Group operates. However, such measures may not provide complete protection over the longer term.

As further discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Price risk”, the SABMiller Group manages commodity price risk within minimum and maximum guard rails principally through multi-year fixed price contracts with suppliers and, where appropriate, derivative contracts. See “The Business of SABMiller” for further details regarding the SABMiller Group’s arrangements for sourcing of raw and packaging materials.

Governmental Regulations and Excise Taxes

The SABMiller Group’s business is highly regulated by the European Union and other national and local government entities and, in the case of MillerCoors LLC, is subject to extensive regulation in the United States by federal, state and quasi-governmental authorities. These regulations govern many parts of the SABMiller Group’s operations, including brewing, bottling, branding, marketing and advertising, transportation, distributor relationships and sales. Other regulations governing taxation, environmental impact and labor relations also affect the SABMiller Group’s operations. Changes in any of the relevant regulations could adversely restrict or otherwise affect its business and/or result in material costs or liabilities in connection with its compliance with the regulatory requirements. Please refer to “The Business of SABMiller” for a fuller description of the key laws and regulations to which the SABMiller Group’s operations are subject.

The level of regulation to which the business of the SABMiller Group is subject can be affected by changes in the public perception of beer and sugar consumption. Governmental bodies may respond to any public concerns by implementing further regulatory restrictions on opening hours, drinking ages or advertising, by varying, revoking or suspending the licenses, permits or approvals under which the SABMiller Group operates or by imposing minimum unit pricing requirements on alcohol retailers, or introducing additional taxes. Such steps could adversely affect the sale and consumption of beer and soft drinks and therefore the SABMiller Group’s business.

Various legislative authorities in the countries in which the SABMiller Group operates consider proposals from time to time to impose additional excise and other taxes or fees on the production and sale of alcoholic beverages, including beer, as well as on soft drinks containing sugar. Changes in such duties applicable to the SABMiller Group’s products affect the prices at which they are sold. Increases in the levels of fees, excise and other taxes (either on an absolute basis or relative to the levels applicable to other beverages) could have an adverse impact on sales volumes. In addition, there is no assurance that the operations of the SABMiller Group’s breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities. In addition, the introduction of restrictions by local governments on the SABMiller Group’s ability to access foreign exchange could adversely affect the profitability of the operations in those countries. Changes in corporate income tax rates or regulations on repatriation of dividends and capital could also adversely affect the SABMiller Group’s cash flow and its ability to distribute earnings.

Distribution Arrangements

The SABMiller Group depends on effective distribution networks to deliver its products to its customers. Generally, the SABMiller Group distributes its products through (i) own distribution, in which it delivers to points of sale directly and (ii) third-party distribution, in which delivery to points of sale occurs through wholesalers and independent distributors. Third-party distribution may be exclusive or non-exclusive and may, in certain business segments, involve use of third-party distribution while the SABMiller Group retains the sales function through an agency framework. The SABMiller Group uses different distribution models in the markets in which it operates, as appropriate, based on the structure of the local retail sectors, local geographic considerations, scale considerations, regulatory requirements, market share and the expected added-value and capital returns.

Although specific results may vary depending on the relevant distribution arrangement and market, in general, the use of own distribution or third-party distribution will have the following effects on the SABMiller Group’s results of operations:

•	Revenue. Revenue per hectoliter derived from sales through own distribution tends to be higher than revenue derived from sales through third parties. In general, under own distribution, the SABMiller Group receive a higher price for its products since it is selling directly to points of sale, capturing the margin that would otherwise be retained by intermediaries;

•

Distribution costs. Using its own distribution, the SABMiller Group sells its products to the point of sale and incurs additional freight costs in transporting those products between its plants and such points of sale. Such costs are included in selling, marketing and distribution costs under IFRS. In most of its own distribution, the SABMiller Group uses third-party transporters and incurs costs to pay these transporters, which are also included in selling, marketing and distribution costs under IFRS. With third-party distribution, distribution costs are generally limited to expenses incurred in delivering products to relevant wholesalers or independent distributors; and

•	Employee costs. Under fully third-party distribution models, the salesperson is generally an employee of the distributor, while under own distribution and indirect agency models, the salesperson is generally an employee of the SABMiller Group. To the extent that the SABMiller Group delivers its products to points of sale through direct or indirect agency distribution, it will incur additional employee costs (which may offset to a certain extent increased revenue gained as a result of own distribution).

In addition, in certain countries, the SABMiller Group enters into exclusive importer arrangements and depends on its counterparties to these arrangements to market and distribute its products to points of sale. To the extent that the SABMiller Group relies on counterparties to distribution agreements to distribute its products in particular countries or regions, the results of its operations in those countries and regions will, in turn, be substantially dependent on those counterparties’ own distribution networks operating effectively.

SABMiller’s Ability to Influence its Strategic Partnerships.

A proportion of the SABMiller Group’s global portfolio consists of strategic partnerships in new or developing markets such as China, Turkey, the Commonwealth of Independent States, and a number of countries in Africa. There are challenges in influencing these diverse cultures to ensure that the SABMiller Group integrates these business interests successfully into its wider global portfolio. In addition, the SABMiller Group has a partnership in the United States, where decision making is shared equally. There can be challenges in ensuring that decisions are taken in such partnerships which promote the strategic and business objectives of the SABMiller Group.

Change of control of SABMiller plc

A change of control of SABMiller plc may give The Coca-Cola Company the ability to exercise certain rights under its bottling agreements with various subsidiaries of SABMiller plc, and would also give The Coca-Cola Company certain rights under a shareholders’ agreement in relation to CCBA. In certain limited circumstances, a change of control may give China Resources Beer (Holdings) Company Limited the ability to exercise certain rights under a shareholders’ agreement in relation to the SABMiller Group’s associate CR Snow. A change of control may also give the Molson Coors Brewing Company the ability to exercise certain rights under the MillerCoors operating agreement, and would result in certain minority protection rights contained in the SABMiller Group’s relationship agreement with the Anadolu Group and Anadolu Efes ceasing to apply. The SABMiller Group also has a number of facility agreements with banks which contain provisions giving rights to the banks upon a change of control of the company.

Delivering Business Transformation

The SABMiller Group is executing a major cost and efficiency programme designed to simplify its business processes, reduce costs and allow local management teams to focus more closely on their own markets. If the SABMiller Group fails for any reason to successfully complete the delivery of this programme as planned or to derive the expected benefits from the programme, there is a risk of increased programme costs, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

Management Capability

In order to develop, support and market its products, SABMiller must hire and retain skilled employees with particular expertise. Failure to maintain this capacity at a high level or maintain its effective organizational leadership process, which can capture shared learning and leverage global synergies and expertise, could jeopardize its growth potential.

Information and Cyber Security

SABMiller is increasingly reliant on its information technology and systems as it maintains operations in different regions and relies on its information systems to maintain and improve its operational efficiency. These systems may be vulnerable to operational or security challenges.

Acquisition of Carlton & United Breweries (“CUB”)

A key aspect of the SABMiller Group’s acquisition of Carlton & United Breweries in 2012 was the delivery of a turnaround plan with specific and communicated financial value creation, including commercial and operational excellence targets and synergy and cost-saving commitments. The integration programme was completed during year ended 31 March 2015 and delivered both savings and capability build ahead of expectations, with cumulative annualized synergies of approximately AUD 210 million by the end of that financial year. For further detail regarding CUB, see “The Business of SABMiller—Overview by business segment—Asia Pacific—Australia”.

Acquisitions and Divestitures

In August 2014, the SABMiller Group completed the sale of its investment in Tsogo Sun Holdings Ltd (“Tsogo Sun”), its hotels and gaming associate listed on the Johannesburg Stock Exchange, through an institutional placing and share buyback. SABMiller received net proceeds of USD 971 million and realized a post-tax profit of USD 239 million.

In June 2015, the SABMiller Group acquired 100% of Meantime Brewing Company Ltd, a UK modern craft brewer.

In addition, during the periods under review, the SABMiller Group has made a number of small acquisitions and disposals, none of which had a material effect on the SABMiller Group’s results of operations.

Significant Accounting Policies

The SEC has defined a significant accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. For a summary of all of SABMiller’s significant accounting policies, see note 1 to its audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Although each of SABMiller’s significant accounting policies reflects judgments, assessments or estimates, SABMiller management believes that the following accounting policies reflect the areas of most significant judgment and estimation for the SABMiller Group due to their greater complexity and/or their particular susceptibility to the exercise of judgement: impairment reviews; taxation; business combinations, exceptional items and share-based compensation. These specific choices of policy, assumptions or accounting estimates to be followed could materially affect the reported results or net position of the SABMiller Group should it later be determined that a different choice be more appropriate.

Impairment Reviews

The SABMiller Group has made acquisitions that have included a significant amount of goodwill. As at 31 March 2016, the SABMiller Group’s total goodwill amounted to USD 14,268 million. The SABMiller Group also had USD 5,512 million of investments in joint ventures, and USD 4,114 million of investments in associates as at 31 March 2016.

SABMiller tests its goodwill and its investments in joint ventures and associates for impairment at least annually or whenever events and circumstances indicate that this is necessary. Impairment reviews are based on future cash flows discounted using the weighted average cost of capital for the relevant country with terminal values calculated applying a long-term growth rate. The future cash flows, which are based on business forecasts, the long-term growth rates and the discount rates used in SABMiller’s impairment reviews are dependent on SABMiller management estimates and judgments. SABMiller uses both value in use and fair value less costs of disposal calculations to determine recoverable amounts for its cash generating units. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse impact on the results and net position of the SABMiller Group.

The key judgments, estimates and assumptions used in SABMiller’s impairment reviews are as follows:

•	Future Cash Flows and Compound Annual Growth Rate: Future cash flows are based on financial forecasts approved by SABMiller management for each cash-generating unit covering five-year periods. These forecasts are dependent on SABMiller management’s expected volume compound annual growth rates, pricing and mix, which have been determined based on past experience and planned initiatives, with reference to external sources in respect of macro-economic assumptions. Expected growth rates over the five-year forecast period are generally higher than the long-term average growth rates for the economies in which the SABMiller Group’s cash generating units operate, as a steady state is not necessarily expected to be reached in this period. The cash flow forecasts used in fair value less costs of disposal calculations are based on SABMiller management’s best estimates of expected volume compound annual growth rates and incorporate cash flows associated with enhancing the asset’s performance, such as capital expenditures, where appropriate in order to determine the fair value less costs of disposal from a market participant’s perspective. The expected volume five-year compound annual growth rate for goodwill impairment testing conducted for the year ended 31 March 2016 ranged between 2.9% and 3.9% for cash generating units in Latin America, between 3.7% and 11.3% for cash generating units in Africa, (0.1)% for cash generating units in Asia Pacific, between (0.9)% and 3.2% for cash generating units in Europe and was 22.2% for cash generating units in the SABMiller Group’s international business in North America.

•	Discount Rate: The discount rate is the weighted average cost of capital calculated using a methodology which reflects returns from the 20-year U.S. Treasury note, an equity risk premium adjusted for specific industry and country risks and inflation differentials. The SABMiller Group applies local post-tax discount rates to local post-tax cash flows. For a value in use calculation, where a potential impairment is identified on a post-tax basis, the impairment review is reperformed on a pre-tax basis. The post-tax discount rate for goodwill impairment testing conducted for the year ended 31 March 2016 ranged between 8.4% and 12.7% for cash generating units in Latin America, between 12.2% and 19.3% for cash generating units in Africa, 7.4% for cash generating units in Asia Pacific, between 6.9% and 9.0% for cash generating units in Europe and was 6.7% for cash generating units in the SABMiller Group’s international business in North America.

•	Long-Term Growth Rate: Cash flows after the first five-year period are extrapolated using a long-term growth rate in order to calculate the terminal recoverable amount. The long-term growth rate is estimated using historical trends and expected future trends in inflation rates, based on external data. The long-term growth rate for goodwill impairment testing conducted for the year ended 31 March 2016 ranged between 1.9% and 3.7% for cash generating units in Latin America, between 5.4% and 8.6% for cash generating units in Africa, 2.6% for cash generating units in Asia Pacific, between 1.4% and 2.3% for cash generating units in Europe and was 1.9% for cash generating units in the SABMiller Group’s international business in North America.

For additional information on goodwill, intangible assets and investments in joint ventures and associates, see notes 10, 11, 13 and 14 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Taxation

The SABMiller Group is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax, as the tax treatment is often by its nature complex and cannot be finally determined until a formal resolution has been reached with the relevant tax authority, which may take several years to conclude. Amounts provided are accrued based on management’s interpretation of country-specific tax laws and the likelihood of settlement. Actual liabilities could differ from the amount provided which could have a consequent adverse impact on the results and net position of the SABMiller Group. Further significant judgement is required in determining whether a deferred tax asset is recoverable, and thus recognized. This is based on management’s expectations with regard to taxable temporary differences and forecasts of future taxable profits.

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or directly in equity, respectively. Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. The SABMiller Group’s liability for current taxation is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, on a non-discounted basis, using the liability method in respect of all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements, except where the temporary difference arises from goodwill (in the case of deferred tax liabilities) or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither accounting nor taxable profit. Deferred tax liabilities are recognized where the carrying value of an asset is greater than its tax base, or where the carrying value of a liability is less than its tax base. Deferred tax is recognized in full on temporary differences arising from investment in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the SABMiller Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it is expected that sufficient existing taxable temporary differences will reverse in the future or there will be sufficient taxable profit available against which the temporary differences (including carried forward tax losses) can be utilized.

Deferred tax is measured at the tax rates expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted at balance sheet date.

Business Combinations

The SABMiller Group applies the acquisition method of accounting to account for acquisition of businesses. The identifiable net assets (including intangibles) are incorporated into SABMiller’s consolidated financial statements on the basis of their fair value from the effective date of control of those assets and the results of subsidiary undertakings acquired during the financial year are included in the SABMiller Group’s results from that date.

On the acquisition of a company or business, a determination of the fair value of the assets acquired and liabilities assumed, and the useful life of intangible assets and property, plant and equipment acquired is performed, which requires the application of SABMiller management judgement. Future events could cause the assumptions used by the SABMiller Group to change, which could have a significant impact on the results and net position of the SABMiller Group.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets (including intangibles) and liabilities acquired. Fair values of the assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, either using market rates or risk-free rates and risk-adjusted expected future cash flows. The consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, and also includes the SABMiller Group’s estimate of the fair value of any deferred compensation payable. On an acquisition-by-acquisition basis, the SABMiller Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Where the business combination is achieved in stages and results in a change in control, the acquisition date fair value of the SABMiller Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Goodwill arising on consolidation represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable assets (including intangibles), liabilities and contingent liabilities of the acquired entity at the date of acquisition.

Exceptional Items

Exceptional items are expense or income items recorded in a period which have been determined by SABMiller management as being material by their size or incidence and are presented separately within the SABMiller Group’s results. The determination of which items are disclosed as exceptional items requires a degree of judgement and will affect the presentation of measures including EBITA, as defined. For details relating to exceptional items reported during the year ended 31 March 2016, see note 4 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Share-based Compensation

Accounting for share-based compensation requires the SABMiller Group to make certain assumptions in order to determine the amounts to be recognized in the income statement in accordance with IFRS 2. The income statement charge spreads the fair value of each award at the grant date over the vesting period on a straight-line basis, after considering an estimate of the share awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge recognized immediately. The completion of the proposed Transaction has not been assumed in determining the extent and timing of vesting of awards. The fair value at the date of grant is calculated by various binomial model calculations and Monte Carlo simulations, which require various management assumptions including, among others, forfeiture rates, dividend yield, volatility and risk-free interest rates.

The SABMiller Group operates a variety of equity-settled share-based compensation plans. The equity-settled plans comprise share option and stock appreciation rights plans (with and without market performance conditions attached), performance share award plans (with and without market performance conditions attached) and awards related to the employee element of the Broad-Based Black Economic Empowerment scheme in South Africa. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. A corresponding adjustment is made to equity over the remaining vesting period. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

In addition, the SABMiller Group has granted an equity-settled share-based payment to retailers in relation to the retailer element of the Broad-Based Black Economic Empowerment scheme. A one-off charge has been recognized based on the fair value at the grant date, with a corresponding adjustment to equity. The charge will not be adjusted in the future. The charges are based on the fair value of the awards as at the date of grant, as calculated by various binomial model calculations and Monte Carlo simulations.

The charges are not reversed if the options and awards are not exercised because the market value of the shares is lower than the option price at the date of grant. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Details of the assumptions used in determining fair values of grants in the year are set out in note 25 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Segmental Reporting

SABMiller’s operating segments reflect the management structure of the SABMiller Group and the way performance is evaluated and resources are allocated based on SABMiller Group NPR and EBITA, as defined, by the SABMiller Group’s executive directors, its chief operating decision makers. See “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures” for SABMiller’s definition of SABMiller Group NPR and EBITA, as defined.

On 31 March 2016, SABMiller’s six segments were: Latin America, Africa, Asia Pacific, Europe, North America and Corporate.

The SABMiller Group is focused geographically and, while not meeting the definition of a reportable segment, the SABMiller Group reports Corporate separately as a segment, as it believes this provides useful additional information. Prior to 31 March 2015, the SABMiller Group also reported separately as a segment its South Africa: Hotels and Gaming operations; however, following the disposal of its investment in Tsogo Sun, the holding company for the SABMiller Group’s hotels and gaming operations, in August 2014, the SABMiller Group discontinued reporting of this segment effective 31 March 2015.

The financial performance of each business segment, including its sales volume and revenue, is measured based on the SABMiller Group’s product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere. With the exception of South Africa: Hotels and Gaming (which has been disposed of as described above), all reportable segments derive their revenue from the sale of beverages. Throughout the world, the SABMiller Group is primarily active in the beer business. However, the SABMiller Group also has other beverage activities (primarily consisting of soft drinks) in all its reportable segments. Beverage volumes comprise sales of brands that it owns or licenses and sales of third-party brands that the SABMiller Group brews and markets as a sub-contractor. Revenue is derived from a large number of customers, which are internationally dispersed, with no customer being individually material.

For the year ended 31 March 2016, Latin America accounted for 22% of SABMiller Group NPR, Africa accounted for 28%, Asia Pacific for 15%, Europe for 16% and North America for 19%.

Results of Operations

The year ended 31 March 2016 compared with the year ended 31 March 2015

	Year ended 31 March
	2016	2015
	(in USD millions)
Revenue	19,833	22,130
Net operating expenses	(16,379)	(17,746)

Operating profit	3,454	4,384
Operating profit before exceptional items	4,010	4,459
Exceptional items	(556)	(75)
Net finance costs	(506)	(637)
Finance costs	(763)	(1,047)
Finance income	257	410
Share of post-tax results of associates and joint ventures	1,126	1,083

Profit before taxation	4,074	4,830
Taxation	(1,152)	(1,273)

Profit for the year	2,922	3,557

Profit attributable to non-controlling interests	223	258
Profit attributable to owners of the parent	2,699	3,299

	2,922	3,557

Revenue

Revenue (which excludes the SABMiller Group’s share of associates’ and joint ventures’ revenue) was USD 19,833 million for the year ended 31 March 2016, representing a decrease of 10% from USD 22,130 million for the year ended 31 March 2015, principally as a result of the impact of currency weakness on translated results.

SABMiller Group NPR

The following table sets forth changes in SABMiller Group NPR for the year ended 31 March 2016 as compared with the year ended 31 March 2015, as well as a reconciliation of SABMiller Group NPR to revenue for those periods. SABMiller Group NPR is a non-GAAP measure, most directly comparable to revenue as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting SABMiller Group NPR is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2016	2015
	(in USD millions)
Revenue	19,833	22,130
Share of associates’ and joint ventures’ revenue	10,817	11,428
Excise duties and other similar taxes	(4,938)	(5,596)
Share of associates’ and joint ventures’ excise duties and other similar taxes	(1,563)	(1,674)

SABMiller Group NPR	24,149	26,288

SABMiller Group NPR was USD 24,149 million for the year ended 31 March 2016, representing a decrease of 8% from USD 26,288 million for the year ended 31 March 2015. The results of the SABMiller Group for the year ended 31 March 2016 reflect the performance of its business after currency translation effects and the impact of certain acquisitions and disposals:

•	SABMiller Group NPR for the year ended 31 March 2016 reflects an unfavorable currency translation impact of USD 3,524 million, arising from currency translation effects in Latin America, Africa and, to a lesser extent, Asia Pacific and Europe.

•	The disposal of its Tsogo Sun business in South Africa in August 2014, as well as certain other acquisitions and disposals, negatively impacted SABMiller Group NPR by USD 50 million for the year ended 31 March 2016.

Excluding currency translation effects and the effect of the acquisition and disposal activity, SABMiller Group NPR grew by 5% in the year ended 31 March 2016 compared with the year ended 31 March 2015, driven by the SABMiller Group’s developing market operations in Africa and Latin America, as well as growth in Europe and Asia Pacific, through a combination of improved mix, particularly brand mix, and selective price increases. Volume growth added a further 2% improvement.

Net operating expenses

Net operating expenses were USD 16,379 million for the year ended 31 March 2016, representing a decrease of 8% from USD 17,746 million for the year ended 31 March 2015. Net operating expenses included USD 556 million of net exceptional charges for the year ended 31 March 2016 compared with USD 75 million of net exceptional charges in the year ended 31 March 2015. Excluding these exceptional items, net operating expenses decreased by 9% for the year ended 31 March 2016 compared with the year ended 31 March 2015 as a result of the impact of currency depreciation and cost efficiencies, partly offset by higher costs due to growth in the underlying business.

Within net operating expenses, cost of inventories recognized as an expense of USD 4,177 million for the year ended 31 March 2016 decreased by 8% from USD 4,552 million in the year ended 31 March 2015; excise duties and other similar taxes of USD 4,938 million in the year ended 31 March 2016 decreased by 12% from USD 5,596 million in the year ended 31 March 2015; employee costs of USD 2,232 million in the year ended 31 March 2016 decreased by 10% from USD 2,483 million in the year ended 31 March 2015; and selling, marketing and distribution costs of USD 2,132 million for the year ended 31 March 2016 decreased by 12% from USD 2,428 million in the year ended 31 March 2015.

Operating profit

Operating profit was USD 3,454 million for the year ended 31 March 2016, representing a decrease of 21% from USD 4,384 million for the year ended 31 March 2015. Operating profit included USD 556 million of net exceptional charges for the year ended 31 March 2016 compared with USD 75 million of net exceptional charges in the year ended 31 March 2015. Operating profit before exceptional items was USD 4,010 million for the year ended 31 March 2016, representing a decrease of 10% from USD 4,459 million for the year ended 31 March 2015. Operating profit before exceptional items decreased principally as a result of the adverse impact of foreign currency movements on the translation of the SABMiller Group’s results which more than offset the impact of increased volumes, selective price increases, favorable brand mix and cost efficiencies.

Exceptional items

Net exceptional charges of USD 721 million before tax for the year ended 31 March 2016 resulted from USD 556 million of net exceptional charges included in operating profit, USD 64 million included in finance costs, and USD 101 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges. This compared with net exceptional charges of USD 153 million before tax for the year ended 31 March 2015, resulting from USD 75 million of net exceptional charges included in operating profit, USD 15 million of exceptional charges included in finance costs, and USD 63 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges.

The net exceptional charges of USD 721 million in the year ended 31 March 2016 included USD 572 million of charges related to impairments and related charges in Angola and South Sudan. These costs, including USD 64 million in finance costs relating to foreign exchange losses and loan guarantees, all resulted from the decisions to scale back operations in both countries following the significant devaluations of the local currencies in Angola and South Sudan during the year ended 31 March 2016 and the lack of availability of hard currency. Net exceptional charges also included a USD 160 million charge associated with costs related to the proposed Transaction; a USD 36 million charge related to the SABMiller Group’s cost and efficiency programme (as described below under “The Business of SABMiller—Business Capability Programme and Cost and Efficiency Programme”); a USD 29 million credit related to the integration and restructuring costs in Asia Pacific related to the Foster’s and Pacific Beverages acquisitions; a USD 68 million charge, which represented the SABMiller Group’s share of MillerCoors’ restructuring costs relating to the closure of its brewery in Eden, North Carolina, including accelerated depreciation and severance costs; and a credit of USD 86 million, which represented the SABMiller Group’s share of the gain recognized on the reclassification of the Tunisian operations of BIH Brasseries Internationales Holding Limited (“BIH”) from associate to subsidiary status following the acquisition by BIH of additional shares in that business.

The net exceptional charges of USD 75 million included in operating profit in the year ended 31 March 2015 included a USD 313 million charge in respect of the impairment of the SABMiller Group’s business in India, a USD 69 million charge related to the SABMiller Group’s cost and efficiency programme as described above under “The Business of SABMiller—Business Capability Programme and Cost and Efficiency Programme”), a USD 139 million charge related to the final year of the integration and restructuring programme in Asia Pacific related to the Foster’s and Pacific Beverages acquisition, partially offset by a credit of USD 401 million, after associated costs, on the disposal of the SABMiller Group’s investment in the Tsogo Sun hotels and gaming business and a USD 45 million credit related to additional profit on the disposal of the SABMiller Group’s Angolan operations in Africa in 2012.

The SABMiller Group’s share of associates’ and joint ventures’ exceptional items in the year ended 31 March 2015 included an impairment of USD 63 million relating to goodwill and intangible assets in Anadolu Efes’ Russian and Ukrainian businesses.

EBITA, as defined

The following table sets forth changes in the SABMiller Group’s EBITA, as defined, for the year ended 31 March 2016 as compared with the year ended 31 March 2015, as well as a reconciliation of EBITA, as defined, to operating profit for those periods. EBITA, as defined, comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. EBITA, as defined, is a non-GAAP measure, most directly comparable to operating profit as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting EBITA, as defined, is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2016	2015
	(in USD millions)
Operating profit	3,454	4,384
Exceptional items	556	75

Operating profit before exceptional items	4,010	4,459
Share of associates’ and joint ventures’ operating profit before exceptional items	1,450	1,485
Amortization of intangible assets (excluding computer software)	279	335
Share of associates’ and joint ventures’ amortization of intangible assets (excluding computer software)	71	88

EBITA, as defined	5,810	6,367

EBITA, as defined, was USD 5,810 million for the year ended 31 March 2016, representing a decrease of 9% from USD 6,367 million for the year ended 31 March 2015, primarily as a result of the depreciation of key currencies and the impact of certain acquisitions and disposals:

•	EBITA, as defined, for the year ended 31 March 2016 reflects an unfavorable currency translation impact of USD 1,054 million, mainly arising from currency translation effects in Latin America and Africa.

•	The disposal of its Tsogo Sun business in South Africa in 2015, as well as certain other acquisitions and disposals, negatively impacted EBITA, as defined, by USD 20 million for the year ended 31 March 2016 compared with the year ended 31 March 2015.

Excluding currency translation effects and the effect of the acquisition and disposal activity, EBITA, as defined, increased by 8% for the year ended 31 March 2016, primarily as a result of increased volumes, selective price increases, favorable brand mix and cost efficiencies.

Net finance costs

Net finance costs were USD 506 million for the year ended 31 March 2016, representing a decrease of 21% from USD 637 million for the year ended 31 March 2015, primarily as a result of the reduction in net debt at the end of the prior financial year and during the year ended 31 March 2016, partially offset by foreign exchange losses.

Net finance costs for the year also included net exceptional finance costs of USD 64 million, including a USD 20 million provision in relation to loan guarantees in Angola and a USD 44 million foreign exchange loss on net monetary liabilities related to the SABMiller Group’s business in South Sudan.

Finance costs

Finance costs were USD 763 million for the year ended 31 March 2016, representing a decrease of 27% from USD 1,047 million for the year ended 31 March 2015. Finance costs decreased principally as a result of the reduction in net debt, partially offset by foreign exchange losses.

Finance income

Finance income was USD 257 million for the year ended 31 March 2016, a decrease of 37% from USD 410 million for the year ended 31 March 2015, primarily as a result of a reduction in fair value gains and interest on derivatives and an exceptional gain in the year ended 31 March 2015 arising on the recycling of foreign currency translation reserves following the repayment of an intercompany loan.

Share of post-tax results of associates and joint ventures

Share of post-tax results of associates and joint ventures was USD 1,126 million for the year ended 31 March 2016, representing an increase of 4% from USD 1,083 million for the year ended 31 March 2015. Share of post-tax results of associates and joint ventures increased principally as a result of stronger performance in Asia Pacific related to the SABMiller Group’s associate CR Snow, achieved through focused management of sales costs together with reduced overheads in the face of the industry downturn, as well as in Europe related to the SABMiller Group’s associate Anadolu Efes, as a result of impairment charges recognized in the year ended 31 March 2015, partially offset by weaker performance in Africa as a result of impairments and related charges associated with the SABMiller Group’s Angolan associate.

Profit before taxation

Profit before taxation was USD 4,074 million for the year ended 31 March 2016, a decrease of 16% from USD 4,830 million for the year ended 31 March 2015. Profit before taxation included net exceptional charges of USD 721 million for the year ended 31 March 2016 compared with net exceptional charges of USD 153 million for the year ended 31 March 2015. Excluding these exceptional items, profit before taxation decreased by 4% for the year ended 31 March 2016, primarily as a result of the adverse impact of foreign currency movements, which more than offset the impact of increased volumes, selective price increases, favorable brand mix, cost efficiencies and lower net finance costs.

Taxation

Taxation was USD 1,152 million for the year ended 31 March 2016, representing a decrease of 10% from USD 1,273 million for the year ended 31 March 2015. The effective tax rate, before the amortization of intangible assets (excluding computer software) and exceptional items and including the group’s share of associates’ and joint ventures’ tax on a similar basis, of 26.3% was 30 basis points higher than the year ended 31 March 2015.

Profit for the year

As a result of the foregoing, profit was USD 2,922 million for the year ended 31 March 2016, representing a decrease of 18% from USD 3,557 million for the year ended 31 March 2015.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was USD 223 million for the year ended 31 March 2016, representing a decrease of 14% from USD 258 million for the year ended 31 March 2015. Profit attributable to non-controlling interests decreased principally as a result of the adverse impact of currency depreciation.

Profit attributable to owners of the parent

Profit attributable to owners of the parent was USD 2,699 million for the year ended 31 March 2016, representing a decrease of 18% from USD 3,299 million for the year ended 31 March 2015 primarily as a result of the adverse impact of currency depreciation and higher exceptional charges, which more than offset the positive impact of increased volumes, positive sales mix and selective price increases, cost efficiencies and lower finance costs.

The year ended 31 March 2015 compared with the year ended 31 March 2014

	Year ended 31 March
	2015	2014
	(in USD millions)
Revenue	22,130	22,311
Net operating expenses	(17,746)	(18,069)

Operating profit	4,384	4,242
Operating profit before exceptional items	4,459	4,439
Exceptional items	(75)	(197)
Net finance costs	(637)	(645)
Finance costs	(1,047)	(1,055)
Finance income	410	410
Share of post-tax results of associates and joint ventures	1,083	1,226

Profit before taxation	4,830	4,823
Taxation	(1,273)	(1,173)

Profit for the year	3,557	3,650

Profit attributable to non-controlling interests	258	269
Profit attributable to owners of the parent	3,299	3,381

	3,557	3,650

Revenue

Revenue (which excludes the SABMiller Group’s share of associates’ and joint ventures’ revenue) was USD 22,130 million for the year ended 31 March 2015, representing a decrease of 1% from USD 22,311 million for the year ended 31 March 2014, with the decrease primarily in Europe and Australia, as a result of soft trading and the impact of currency weakness on translated results, partly offset by good revenue growth in Africa.

SABMiller Group NPR

The following table sets forth changes in SABMiller Group NPR, for the year ended 31 March 2015 as compared with the year ended 31 March 2014, as well as a reconciliation of SABMiller Group NPR to revenue for those periods. SABMiller Group NPR is a non-GAAP measure, most directly comparable to revenue as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting SABMiller Group NPR is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2015	2014
	(in USD millions)
Revenue	22,130	22,311
Share of associates’ and joint ventures’ revenue	11,428	11,773
Excise duties and other similar taxes	(5,596)	(5,607)
Share of associates’ and joint ventures’ excise duties and other similar taxes	(1,674)	(1,758)

SABMiller Group NPR	26,288	26,719

SABMiller Group NPR was USD 26,288 million for the year ended 31 March 2015, representing a decrease of 2% from USD 26,719 million for the year ended 31 March 2014. The results of the SABMiller Group for the year ended 31 March 2015 reflect the performance of its business after currency translation effects and the impact of certain acquisitions and disposals:

•	SABMiller Group NPR for the year ended 31 March 2015 also reflects an unfavorable currency translation impact of USD 1,417 million, mainly arising from currency translation effects in Latin America, Africa and Europe.

•	The disposal of its Tsogo Sun business in South Africa in August 2014, as well as certain other acquisitions and disposals, negatively impacted SABMiller Group NPR by USD 231 million for the year ended 31 March 2015.

Excluding currency translation effects and the effect of the acquisition and disposal activity, SABMiller Group NPR grew by 5% in the year ended 31 March 2015 compared with the year ended 31 March 2014, driven by the SABMiller Group’s developing market operations in Africa and Latin America, with growth also in Europe and Asia Pacific, through a combination of improved mix, particularly brand mix, selective pricing and volume growth.

Net operating expenses

Net operating expenses were USD 17,746 million for the year ended 31 March 2015, representing a decrease of 2% from USD 18,069 million for the year ended 31 March 2014. Net operating expenses included USD 75 million of net exceptional charges for the year ended 31 March 2015 compared with USD 197 million of net exceptional charges in the previous year. Excluding these exceptional items, net operating expenses decreased by 1% for the year ended 31 March 2015 compared with the previous year as a result of the impact of currency depreciation and cost efficiencies, partly offset by higher costs due to growth in the underlying business.

Within net operating expenses, cost of inventories recognized as an expense of USD 4,552 million for the year ended 31 March 2015 decreased by 3% from USD 4,711 million in the year ended 31 March 2014; excise duties and other similar taxes of USD 5,596 million in the year ended 31 March 2015 were broadly in line with the USD 5,607 million in the year ended 31 March 2014; employee costs of USD 2,483 million in the year ended 31 March 2015 were also in line with the USD 2,491 million in the year ended 31 March 2014; and selling, marketing and distribution costs of USD 2,428 million for the year ended 31 March 2015 decreased by 2% from USD 2,468 million in the year ended 31 March 2014.

Operating profit

Operating profit was USD 4,384 million for the year ended 31 March 2015, representing an increase of 3% from USD 4,242 million for the year ended 31 March 2014. Operating profit included USD 75 million of net exceptional charges for the year ended 31 March 2015 compared with USD 197 million of net exceptional charges in the previous year. Operating profit before exceptional items was USD 4,459 million for the year ended 31 March 2015, in line with USD 4,439 million for the year ended 31 March 2014. Operating profit before exceptional items increased principally as a result of a positive sales mix, selective price increases and cost efficiencies.

Exceptional items

Net exceptional charges of USD 138 million before finance costs and tax for the year ended 31 March 2015 resulted from USD 75 million of net exceptional charges included in operating profit and USD 63 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges. This compared with net exceptional charges of USD 202 million before finance costs and tax for the year ended 31 March 2014, resulting from USD 197 million of net exceptional charges included in operating profit and USD 5 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges.

The net exceptional charges of USD 75 million included in operating profit in the year ended 31 March 2015 included a USD 313 million charge in respect of the impairment of the SABMiller Group’s business in India, a USD 69 million charge related to the SABMiller Group’s cost and efficiency programme (as described above under “The Business of SABMiller—Business Capability Programme and Cost and Efficiency Programme”) and a USD 139 million charge related to the final year of the integration programme and restructuring costs in Asia Pacific related to the Foster’s and Pacific Beverages acquisition, partially offset by a credit of USD 401 million, after associated costs, on the disposal of the SABMiller Group’s investment in the Tsogo Sun hotels and gaming business and a USD 45 million credit related to additional profit on the disposal of the SABMiller Group’s Angolan operations in Africa in 2012.

The SABMiller Group’s share of associates’ and joint ventures’ exceptional items in the year ended 31 March 2015 included an impairment of USD 63 million relating to the impairment of goodwill and intangible assets in Anadolu Efes’ Russian and Ukrainian businesses.

The net exceptional charges of USD 197 million included in operating profit in the year ended 31 March 2014 included a USD 133 million charge related to the SABMiller Group’s business capability programme launched in 2009, which included a new global procurement programme and the establishment of a regional manufacturing operation in Europe; a USD 103 million charge related to integration and restructuring costs in Asia Pacific and a USD 33 million charge related to Broad-Based Black Economic Empowerment initiatives in South Africa. These charges were partially offset by a USD 47 million credit on the disposal of the SABMiller Group’s milk and juice business in Latin America and a USD 25 million credit related to additional profit on the disposal of the SABMiller Group’s Angolan operations as described above.

The SABMiller Group’s share of associates’ and joint ventures’ exceptional items in the year ended 31 March 2014 comprised a USD 5 million charge relating to a restructuring associated with the SABMiller Group’s business capability programme in its MillerCoors joint venture in North America.

EBITA, as defined

The following table sets forth changes in the SABMiller Group’s EBITA, as defined, for the year ended 31 March 2015 as compared with the year ended 31 March 2014, as well as a reconciliation of EBITA, as defined, to operating profit for those periods. EBITA, as defined, comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. EBITA, as defined, is a non-GAAP measure, most directly comparable to operating profit as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting EBITA, as defined, is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2015	2014
	(in USD millions)
Operating profit	4,384	4,242
Exceptional items	75	197

Operating profit before exceptional items	4,459	4,439
Share of associates’ and joint ventures’ operating profit before exceptional items	1,485	1,585
Amortization of intangible assets (excluding computer software)	335	361
Share of associates’ and joint ventures’ amortization of intangible assets (excluding computer software)	88	75

EBITA, as defined	6,367	6,460

EBITA, as defined, was USD 6,367 million for the year ended 31 March 2015, representing a decrease of 1% from USD 6,460 million for the year ended 31 March 2014, primarily as a result of the depreciation of key currencies and the disposal of the SABMiller Group’s investment in Tsogo Sun:

•	EBITA, as defined, for the year ended 31 March 2015 reflects an unfavorable currency translation impact of USD 372 million, mainly arising from currency translation effects in Latin America and Africa.

•	The disposal of its Tsogo Sun business in South Africa, as well as certain other acquisitions and disposals, negatively impacted EBITA, as defined, by USD 89 million for the year ended 31 March 2015 compared with the year ended 31 March 2014.

Excluding currency translation effects and the effect of the acquisition and disposal activity, EBITA, as defined, increased by 6% for the year ended 31 March 2015, primarily as a result of increased volumes, selective price increases, favorable brand mix and cost efficiencies.

Net finance costs

Net finance costs were USD 637 million for the year ended 31 March 2015, representing a decrease of 1% from USD 645 million for the year ended 31 March 2014, primarily as a result of the reduction in net debt over the course of the year, including the repayment of some higher interest rate bonds, partially offset by foreign exchange losses.

Net finance costs for the year also included net exceptional finance costs of USD 15 million, including a charge of USD 48 million as a result of SABMiller exercising its issuer call option to redeem in full its USD 850 million 6.5% notes due 2016, partially offset by a gain of USD 33 million on the recycling of foreign currency translation reserves following the repayment of an intercompany loan.

Finance costs

Finance costs were USD 1,047 million for the year ended 31 March 2015, representing a decrease of 1% from USD 1,055 million for the year ended 31 March 2014. Finance costs decreased principally as a result of the reduction in net debt, partially offset by foreign exchange losses and early redemption costs relating to the redemption of SABMiller’s 6.5% notes due 2016 as described above.

Finance income

Finance income was USD 410 million for the year ended 31 March 2015, unchanged from the year ended 31 March 2014 and included a USD 33 million exceptional gain on the recycling of foreign currency translation reserves following the repayment of an intercompany loan. Fair value gains on derivatives were broadly offset by a reduction in interest received on derivatives.

Share of post-tax results of associates and joint ventures

Share of post-tax results of associates and joint ventures was USD 1,083 million for the year ended 31 March 2015, representing a decrease of 12% from USD 1,226 million for the year ended 31 March 2014. Share of post-tax results of associates and joint ventures decreased principally as a result of adverse currency movements, the sale of the Tsogo Sun business in August 2014 and weaker performance in Europe due to the SABMiller Group’s associate Anadolu Efes’ declining profits as a result of geopolitical uncertainty in Ukraine, a decline in the Russian beer market and an economic slowdown in Turkey, together with an impairment of its Russian and Ukrainian businesses.

Profit before taxation

Profit before taxation was USD 4,830 million for the year ended 31 March 2015, essentially level with USD 4,823 million for the year ended 31 March 2014. Profit before taxation included net exceptional charges of USD 153 million for the year ended 31 March 2015 compared with net exceptional charges of USD 202 million for the year ended 31 March 2014. Excluding these exceptional items, profit before taxation decreased by 1% for the year ended 31 March 2015 primarily as a result of the adverse impact of currency depreciation, which more than offset the positive impact of increased volumes, positive sales mix and selective price increases, cost efficiencies and lower finance costs.

Taxation

Taxation was USD 1,273 million for the year ended 31 March 2015, representing an increase of 9% from USD 1,173 million for the year ended 31 March 2014. The effective tax rate, before the amortization of intangible assets (excluding computer software) and exceptional items and including the group’s share of associates’ and joint ventures’ tax on a similar basis, of 26.0% was unchanged from the year ended 31 March 2014.

Profit for the period

As a result of the foregoing, profit was USD 3,557 million for the year ended 31 March 2015, representing a decrease of 3% from USD 3,650 million for the year ended 31 March 2014.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was USD 258 million for the year ended 31 March 2015, representing a decrease of 4% from USD 269 million for the year ended 31 March 2014. Profit attributable to non-controlling interests decreased principally as a result of the adverse impact of currency depreciation.

Profit attributable to owners of the parent

Profit attributable to owners of the parent was USD 3,299 million for the year ended 31 March 2015, representing a decrease of 2% from USD 3,381 million for the year ended 31 March 2014 primarily as a result of the adverse impact of currency depreciation, which more than offset the positive impact of increased volumes, positive sales mix and selective price increases, cost efficiencies and lower finance costs.

Segmental Analysis

The following table shows revenue, SABMiller Group NPR and EBITA, as defined, for: (i) Latin America, (ii) Africa, (iii) Asia Pacific, (iv) Europe, (v) North America and (vi) South Africa: Hotels and Gaming and for the years ended 31 March 2016, 2015 and 2014, each in accordance with IFRS.

	Year ended 31 March
	2016	2015	2014
	(in USD millions)
SABMiller Group NPR
Latin America	5,211	5,768	5,745
Africa	6,781	7,462	7,421
Asia Pacific	3,650	3,867	3,944
Europe	3,832	4,398	4,574
North America	4,675	4,682	4,665
South Africa: Hotels and Gaming	—	111	370

SABMiller Group NPR	24,149	26,288	26,719
Share of associates’ and joint ventures’ revenue	(10,817)	(11,428)	(11,773)
Excise duties and other similar taxes	4,938	5,596	5,607
Share of associates’ and joint ventures’ excise duties and other similar taxes	1,563	1,674	1,758

Revenue	19,833	22,130	22,311

EBITA, as defined
Latin America	1,959	2,224	2,192
Africa	1,708	1,907	1,954
Asia Pacific	753	768	845
Europe	636	700	703
North America	865	858	804
Corporate	(111)	(122)	(161)
South Africa: Hotels and Gaming	—	32	123

EBITA, as defined	5,810	6,367	6,460
Share of associates’ and joint ventures’ operating profit before exceptional items	(1,450)	(1,485)	(1,585)
Amortization of intangible assets (excluding computer software)	(279)	(335)	(361)
Share of associates’ and joint ventures’ amortization of intangible assets (excluding computer software)	(71)	(88)	(75)

Operating profit before exceptional items	4,010	4,459	4,439
Exceptional items	(556)	(75)	(197)

Operating profit	3,454	4,384	4,242

Latin America

The SABMiller Group’s brewing and beverage operations cover seven countries across South and Central America: Argentina, Colombia, Ecuador, El Salvador, Honduras, Panama and Peru. It is the largest brewer by market share in each of those countries except Argentina. SABMiller also bottles Coca-Cola products in El Salvador and Honduras and PepsiCo and Schweppes products in Panama. See “The Business of SABMiller—Overview by business segment—Latin America”.

Discussion of results of operations for Latin America for the two years ended 31 March 2016 and 2015

SABMiller Group NPR

SABMiller Group NPR for Latin America was USD 5,211 million for the year ended 31 March 2016, which represented a decline of 10% from USD 5,768 million in the year ended 31 March 2015. However, excluding currency translation effects, which negatively impacted SABMiller Group NPR by USD 1,020 million, SABMiller Group NPR in Latin America grew by 8% for the year ended 31 March 2016. SABMiller Group NPR increased principally as a result of beverage volume growth of 5%, underpinned by the SABMiller Group’s affordability strategy together with the successful targeting of new consumption occasions with innovations and effective marketing. SABMiller Group NPR growth was further supported by momentum in the SABMiller Group’s above mainstream and premium brands, with premium lager volume growth of 7% and soft drinks volume growth of 4%, together with favorable lager pricing.

Lager and soft drinks volumes were 46.6 million hl and 20.6 million hl, respectively, for the year ended 31 March 2016, representing an increase of 6% and 4%, respectively, compared with the prior year, for the reasons discussed below.

In Colombia, excluding the currency translation effects discussed above, SABMiller Group NPR growth of 11% reflected total volume growth of 8%, selective price increases, trading up by consumers and continued focus on revenue management. Lager volume growth of 11% reflected the SABMiller Group’s bulk pack affordability strategy and the success of its enhanced sales service model. Lager volume growth, which was further supported by shifts in consumer spending away from durable goods, and favorable weather, lifted the SABMiller Group’s volume share of the alcohol market by 220 basis points. The SABMiller Group’s above mainstream brand Aguila Light and the alcohol-free Aguila Cero brand delivered double digit growth, with robust growth from the SABMiller Group’s mainstream brands. Premium brands performed well, particularly the Club Colombia brand family, which achieved double digit volume growth and exceeded one million hectoliters for the year. Volumes of the SABMiller Group’s non-alcoholic malt beverage brand, Pony Malta, declined 13% following an unfounded social media rumor.

In Peru, excluding the currency translation effects discussed above, SABMiller Group NPR grew by 7%, reflecting beverage volume growth of 4% with lager volumes up 2%. SABMiller Group NPR was further enhanced by selective price increases and positive brand mix reflecting the continued trade up by consumers from Cristal to the SABMiller Group’s above mainstream brand Pilsen Callao. The SABMiller Group’s local premium brand Cusqueña saw a return to growth through increased distribution and rate of sale, and the success of its brand variants. The expansion of the SABMiller Group’s direct sales and distribution model helped to offset the impact of heavy rains that affected parts of the country. The SABMiller Group’s volume share of the alcohol market continued to grow, up 180 basis points, as a result of expansion in the category, with gains captured mostly from informal alcohol. Soft drinks volumes grew by double digits driven by the SABMiller Group’s water brand San Mateo and sparkling soft drink Guarana.

EBITA, as defined

EBITA, as defined, for Latin America decreased by 12% to USD 1,959 million for the year ended 31 March 2016 from USD 2,224 million for the year ended 31 March 2015, with strong topline performance more than offset by the impact of currency pressure on imported raw materials, and the translational effects of the depreciation of certain operating currencies against the U.S. dollar, which disproportionately impacted the SABMiller Group’s key Colombian operation. Excluding currency translation effects, which negatively impacted EBITA, as defined, by USD 431 million, EBITA, as defined, grew 7% for the year ended 31 March 2016 compared with the year ended 31 March 2015.

Discussion of results of operations for Latin America for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR for Latin America was USD 5,768 million for the year ended 31 March 2015, essentially in line with the year ended 31 March 2014. However, excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted SABMiller Group NPR by USD 348 million and USD 9 million, respectively, SABMiller Group NPR in Latin America grew by 7% for the year ended 31 March 2015. SABMiller Group NPR increased principally as a result of favorable lager pricing, growth in the premium and above mainstream categories and strong soft drinks volume growth.

Lager and soft drinks volumes were 44.2 million hl and 19.9 million hl, respectively, for the year ended 31 March 2015, representing an increase of 1% and 7%, respectively, compared with the prior year, for the reasons discussed below.

In Colombia, excluding the currency translation effects discussed above, SABMiller Group NPR growth of 6% reflected total volume growth of 2%, selective price increases and premiumization, buoyed by strong non-alcoholic malt volume growth. Lager volumes were in line with the previous year, although the SABMiller Group’s share of the alcoholic beverages market increased by 180 basis points. The SABMiller Group’s above mainstream brand Aguila Light and bulk packs continued to grow, together with strong performance in its premium brands, Club Colombia and Miller Lite, offsetting a decline in its mainstream brands, Aguila and Poker. The SABMiller Group’s premium category growth was underpinned by a new proprietary bottle for Club Colombia, differentiated seasonal offerings and increased reach. Trading, generally, was negatively impacted by dry laws during the presidential elections and the FIFA World Cup. Soft drinks volumes benefited from double-digit growth, driven by the success of the SABMiller Group’s non-alcoholic malt brand Pony Malta and the PET bulk pack offering.

In Peru, excluding the currency translation effects discussed above, SABMiller Group NPR grew by 5%, driven by total volume growth of 4%. Lager volumes increased by 2%, with the SABMiller Group’s above mainstream brand Pilsen Callao achieving double-digit growth, as consumers continue to trade up from mainstream, more than offsetting a decline in its premium Cusqueña brand. The SABMiller Group’s international premium brand offerings continued to expand their reach with double-digit volume growth. Its share of lager market volumes continued to improve, increasing by 60 basis points, underpinned by strong trade execution during the summer and the World Cup soccer activities, which overcame the effect of adverse weather conditions and social disruption from activities against illegal mining in the country. Soft drinks volumes were up by 13% with growth coming from Guarana, San Mateo and the SABMiller Group’s non-alcoholic malt brand Maltin Power, all boosted by pack innovations.

EBITA, as defined

EBITA, as defined, for Latin America increased by 1% to USD 2,224 million for the year ended 31 March 2015 from USD 2,192 million for the year ended 31 March 2014, driven by strong soft drinks volume growth and a reduction in real unit production costs, notwithstanding currency pressure on imported raw materials, and fixed cost productivity. Excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted EBITA, as defined, by USD 132 million and USD 2 million, respectively, EBITA, as defined, grew 8% for the year ended 31 March 2015.

Africa

The SABMiller Group operates in 17 countries in Africa: Botswana, Comores, Ethiopia, Ghana, Kenya, Lesotho, Malawi, Mayotte, Mozambique, Namibia, Nigeria, South Africa, South Sudan, Swaziland, Tanzania, Uganda and Zambia. In addition, the SABMiller Group has a strategic alliance with Castel, pursuant to which Castel’s holding company has a 38% economic interest in the SABMiller Group’s principal African holding company and the SABMiller Group has a 20% economic interest in Castel’s African beverage operations

(BIH Brasseries Internationales Holding Ltd, Société des Brasseries et Glacières Internationales SA, Algerienne de Bavaroise Spa, BIH Brasseries Internationales Holding (Angola) Ltd, Marocaine d’Investissements et de Services SA, Skikda Bottling Company SARL, Société de Boissons de I’Ouest Algerien SARL, and Société des Nouvelles Brasseries together make up Castel’s African beverage operations), other than in relation to Castel’s operations in Angola, where the SABMiller Group’s interest is 27.5%. This alliance capitalizes on the complementary nature of the companies’ geographic portfolios. Castel has lager and soft drinks interests in 22 largely French-speaking countries of West, Central and North Africa and the Indian Ocean. Its operations cover Algeria, Angola, Benin, Burkina Faso, Cameroon, Central African Republic, Chad, Republic of Congo, Côte d’Ivoire, Democratic Republic of Congo, Equatorial Guinea, Ethiopia, Gabon, Gambia, Guinea, Madagascar, Mali, Morocco, Niger, Senegal, Togo and Tunisia. In addition, the SABMiller Group has associated undertakings in Algeria, Morocco and Zimbabwe, and a procurement company in Mauritius. See “The Business of SABMiller—Overview by business segment—Africa”.

Discussion of results of operations for Africa for the two years ended 31 March 2016 and 2015

SABMiller Group NPR

SABMiller Group NPR in Africa was USD 6,781 million for the year ended 31 March 2016, down 9% from USD 7,462 million for the year ended 31 March 2015. Excluding currency translation effects, which negatively impacted SABMiller Group NPR in Africa by USD 1,519 million, and the net effect of acquisitions and disposals, which positively impacted SABMiller Group NPR by USD 43 million, SABMiller Group NPR in Africa grew by 11% for the year ended 31 March 2016. The increase in SABMiller Group NPR reflected beverage volume growth of 6% supported by the SABMiller Group’s affordability strategy, selective price increases and continued premiumization in South Africa.

Lager and soft drinks volumes were 50.8 million hl and 37.8 million hl respectively for the year ended 31 March 2016, representing an increase of 5% in lager volumes and an increase of 8% in soft drinks volumes from the year ended 31 March 2015, with the growth in soft drinks volumes coming against a strong comparable. In addition, other alcoholic beverage volumes were 7.8 million hl for the year ended 31 March 2016, an increase of 2% from the year ended 31 March 2015.

The Castle Lite brand continued to grow strongly, which helped to drive premium brand growth of 11% for the SABMiller Group’s subsidiaries in the region and increased premium mix. The SABMiller Group’s strategy of price moderation assisted the growth in its mainstream portfolio while in the affordable category, Impala, the SABMiller Group’s cassava-based beer, and Eagle were the main drivers of growth. The SABMiller Group’s innovation pipeline delivered double digit growth for the premium flavored beer Flying Fish, along with the successful pan-African launch in the second half of the year of the SABMiller Group’s premium, single malt beer Carling Blue Label. Traditional beer volumes returned to growth in the second half of the year ended 31 March 2016, which resulted in growth of 1% for the full year. Chibuku Super grew by double digits driving its share of the SABMiller Group’s traditional beer volumes to 27%.

In South Africa, excluding currency translation effects and the net effect of acquisitions and disposals discussed above, SABMiller Group NPR grew by 10%, supported by selective pricing and premiumization against a tough economic backdrop in which consumers’ disposable income continued to be under pressure. Beverage volumes increased by 6% and lager volumes grew by 2%, with share gains across both the beer and total alcohol markets. This was driven by premium brand volume growth of 13%, led by Castle Lite and Castle Milk Stout. Volumes of mainstream lager brands declined by 1% driven by Hansa Pilsener, partially offset by the growth of Castle Lager. In the flavored beer category, there were strong performances from Redd’s and Brutal Fruit. Soft drinks volume growth of 10% in an increasingly promotion-driven trading environment was supported by robust growth of 17% in the second half of the financial year ended 31 March 2016, which benefited from hot weather over the peak trading period.

In Tanzania, excluding the currency translation effects discussed above, SABMiller Group NPR grew 5%, with beverage volume growth of 7%. Lager volumes grew by 7%, with strong growth in the affordable category of brands, led by Eagle, as well as the expansion into draught and smaller pack sizes of Balimi. Other alcoholic beverages grew by 3%, spurred by the growth of Chibuku Super, partially offset by a subdued performance from wines and spirits.

Excluding currency translation effects and the net effect of acquisitions and disposals discussed above, Castel, the SABMiller Group’s associate, delivered SABMiller Group NPR growth of 6%. Beverage volumes were down 1%, constrained by weak economic fundamentals in Angola where the local currency has devalued substantially and there is limited access to foreign currency. Beverage volumes in Angola were down 19%, driven by the 18% decline in lager volumes. Castel has scaled back activity in Angola significantly. Excluding Angola, Castel’s volumes were up mid single digits driven by double digit growth in the Republic of Congo, Madagascar, and Burkina Faso.

EBITA, as defined

EBITA, as defined, declined by 10% to USD 1,708 million for the year ended 31 March 2016 from USD 1,907 million for the year ended 31 March 2015, largely due to the depreciation of the South African rand, Tanzanian shilling and euro against the U.S. dollar (the euro being Castel’s functional currency). The depreciation of key currencies against the U.S. dollar also created significant pressure on raw material input costs which was only partially offset by efficiencies achieved in manufacturing and distribution. The SABMiller Group’s regional performance in Africa reflected its focus on cost management, premiumization and the introduction of more affordable pack sizes. Excluding currency translation effects, which had a negative impact on EBITA, as defined, of USD 423 million, and the net positive impact of acquisitions and disposals of USD 8 million, EBITA, as defined, grew by 11% for the year ended 31 March 2016.

Discussion of results of operations for Africa for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR in Africa was USD 7,462 million for the year ended 31 March 2015, up 1% from USD 7,421 million for the year ended 31 March 2014. Excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted SABMiller Group NPR in Africa by USD 636 million and USD 13 million, respectively, SABMiller Group NPR in Africa grew by 9% for the year ended 31 March 2015. SABMiller Group NPR increased principally as a result of share gains across a number of markets, total volume growth of 5%, selective pricing and continued premiumization in lager.

Lager and soft drinks volumes were 48.4 million hl and 34.9 million hl respectively for the year ended 31 March 2015, representing an increase of 4% in lager volumes, and an increase of 9% in soft drinks volumes from the previous year. In addition, other alcoholic beverage volume was 7.6 million hl for the year ended 31 March 2015, unchanged from the previous year. Growth in lager volumes was tempered by declines in Tanzania and Zambia, as a result of excise-related pricing, and Zimbabwe, which was challenged due to weak economic fundamentals. The majority of the SABMiller Group’s markets performed well through strong local portfolios with continued premiumization and growth of its affordable brands. The SABMiller Group recorded strong growth in its soft drinks portfolio resulting from price moderation and strong retail execution.

In South Africa, excluding currency translation effects and the net effect of acquisitions and disposals discussed above, strong SABMiller Group NPR growth of 9% was delivered in the context of weak economic growth. Lager volume growth of 2% was driven by market share gains, selectivity in inflation-related price increases and improved mix resulting from the double-digit growth of the SABMiller Group’s premium brands Castle Lite and Castle Milk Stout. In the mainstream category, sustained growth in Castle Lager and Carling Black Label volumes was partially offset by a decline in Hansa Pilsener. Innovation in the flavored beer category continued to deliver strong growth from both Flying Fish and Castle Lite Lime. Soft drinks volume growth of 8% in a highly competitive environment was aided by improved trade execution, price restraint and pack innovation. Strong growth continued in 2 liter PET packs supported by the growth of 440 ml cans and 330 ml PET bottles.

In Tanzania, lager volumes declined by 7% due to excise-related pricing and a weak agricultural harvest affecting rural consumer sentiment, although the SABMiller Group still gained share of the lager market. Excluding the currency translation effects discussed above, SABMiller Group NPR still grew by 6%, reflecting positive lager brand mix driven by Castle Lite in the premium category and Castle Lager in mainstream, price increases in the context of mid-single digit inflation, and growth in spirits volumes. The growth in the latter was across the portfolio, aided by brand renovations and increased investment in the SABMiller Group’s sales force.

Castel, the SABMiller Group’s associate, delivered volume growth of 6% with notable performances in lager achieved in the competitive markets of the Democratic Republic of Congo and Ethiopia, as well as Burkina Faso and Cameroon. This was supported by soft drinks growth in Angola, Algeria and the Ivory Coast. All these factors assisted SABMiller Group NPR growth during the year.

EBITA, as defined

EBITA, as defined, declined by 2% to USD 1,907 million for the year ended 31 March 2015 from USD 1,954 million for the year ended 31 March 2014, largely due to the depreciation of key currencies against the U.S. dollar. Currency weaknesses created raw material input cost pressures which were partially offset by the SABMiller Group’s focus on improving production efficiencies and sustainable development initiatives, such as its ‘Go Farming’ approach. Excluding currency translation effects and the net effect of acquisitions and disposals, which had negative impacts on EBITA, as defined, of USD 152 million and USD 4 million, respectively, EBITA, as defined, grew by 6% for the year ended 31 March 2015.

Asia Pacific

In Asia Pacific, the SABMiller Group conducts business primarily in Australia, China and India, with operations also in South Korea and Vietnam. In China, the SABMiller Group’s interests are through CR Snow, an associate in which the SABMiller Group has a 49% interest, and which is the biggest brewer by volume in China. See “The Business of SABMiller—Overview by business segment—Asia Pacific”.

Discussion of results of operations for Asia Pacific for the two years ended 31 March 2016 and 2015

SABMiller Group NPR

SABMiller Group NPR in Asia Pacific was USD 3,650 million for the year ended 31 March 2016, representing a decrease of 6% from USD 3,867 million for the year ended 31 March 2015. This decline mainly reflected the depreciation of currencies against the U.S. dollar. Excluding adverse foreign currency translation effects of USD 328 million, SABMiller Group NPR in Asia Pacific grew by 3% for the year ended 31 March 2016 compared with the year ended 31 March 2015, reflecting a combination of price increases supported by positive brand mix.

Total beverage volumes were 70.3 million hl for the year ended 31 March 2016 (including 0.1 million hl of other alcoholic beverages), representing a decrease of 1% in volumes from the year ended 31 March 2015.

In Australia, excluding currency translation effects, SABMiller Group NPR growth of 4% was driven by SABMiller Group NPR per hl growth of 3% with price increases complemented by premiumization as a result of the shift into premium and contemporary brands. Volumes were marginally up on the prior year, with improved momentum in the second half of the year ended 31 March 2016, up 3% during that period. This performance was underpinned by improved customer relationships, excellent execution as well as product innovation. As a result, the SABMiller Group outperformed key competitors in a market where the rate of decline has been more muted. During the year ended 31 March 2016, the SABMiller Group focused on rebalancing its portfolio, leveraging the consumer shift from classic to contemporary and premium brand categories. Premium lager volume growth of 16% was led by strong momentum in Great Northern in the SABMiller Group’s contemporary portfolio, together with the sustained double digit growth of the Peroni and Yak brand families. The successful relaunch of the SABMiller Group’s premium brand Pure Blonde in June 2015 supported the SABMiller Group’s expansion of the category. The SABMiller Group’s classic mainstream brands Victoria Bitter and Carlton Draught continued to decline, in line with trends in the mainstream brand category, although this was partially mitigated by the strong performance of Carlton Dry.

In China, excluding currency translation effects, SABMiller Group NPR grew by 1% and SABMiller Group NPR per hl grew by 3%, which reflected the continued roll out of one-way packaging and the continuing focus on premiumization. Volumes were down 2%, primarily due to tough industry and macroeconomic headwinds, in a market that declined by mid single digits for the second consecutive year.

The SABMiller Group’s associate, CR Snow, maintained national leadership as a result of being well represented in the growth segments of the on-premise channel, with good penetration of night outlets in targeted cities through a full portfolio of premium brands, particularly Snow Brave the World and Snow Draft. CR Snow also grew strongly in the off-premise channel with notable growth in cans. Snow Brave the World, which was launched in 2008, continued to grow by double digits and now represents over 20% of CR Snow’s total volume.

EBITA, as defined

EBITA, as defined, in Asia Pacific decreased by 2% to USD 753 million for the year ended 31 March 2016 from USD 768 million for the year ended 31 March 2015, principally due to depreciation of certain operating currencies against the U.S. dollar. Excluding currency translation effects, which had a net negative impact of USD 116 million, EBITA, as defined, increased by 13% for the year ended 31 March 2016, primarily reflecting the SABMiller Group’s topline performance together with its continued cost control discipline. The focus on cost optimization in Australia throughout the year included improving production and logistic efficiencies, as well as the streamlining of back office processes.

Discussion of results of operations for Asia Pacific for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR for its operations in Asia Pacific was USD 3,867 million for the year ended 31 March 2015, representing a decrease of 2% from USD 3,944 million for the year ended 31 March 2014. This decline mainly reflected the depreciation of currencies against the U.S. dollar. Excluding adverse foreign currency translation effects of USD 141 million and the net positive impact of acquisitions and disposals of USD 34 million, SABMiller Group NPR in Asia Pacific grew by 1% for the year ended 31 March 2015 compared with the year ended 31 March 2014, reflecting pricing together with premiumization in China and a change in the relative weighting of volumes in Australia compared with China.

Total beverage volumes were 71.3 million hl for the year ended 31 March 2015 (including 0.1 million hl of other alcoholic beverages), representing a decrease of 2% in volumes from the previous year, excluding the effect of acquisitions and disposals.

In Australia, excluding currency translation effects, SABMiller Group NPR declined by 2%, reflecting a volume decline of 1%. Consumer sentiment remained subdued with continued pressure on consumer spending affecting beer category volumes, which declined by low single digits. While the SABMiller Group gained share in a weaker market, the lager volume decline reflected a softer mainstream category, with declines in core brands, which was only partially offset by strong growth in its premium portfolio. Increased trade investment activities during the first half of the year, driven by investment in key customer trading terms and promotions in a highly competitive retail trading environment, were largely compensated by price increases taken later in the year which, together with positive momentum in the contemporary and premium categories, resulted in an improved SABMiller Group NPR per hl trend in the second half of the year.

In China, excluding currency translation effects and the net impact of acquisitions and disposals, SABMiller Group NPR grew by 2% even though volumes declined by 3% on the same basis. The SABMiller Group’s associate, CR Snow, maintained national leadership in a market that declined during the second half of calendar 2014 due to an abnormally cold and wet summer peak period, especially in the central provinces of Hubei, Anhui and Jiangsu along the Yangtze river. A return to volume growth in the final quarter of SABMiller’s financial year reflected strong performances in the northeast and west, together with an improved trend in the key central region. SABMiller Group NPR per hl grew by 5% driven by the continued focus on premium brands and outlets led by Snow Draft and Snow Brave the World.

EBITA, as defined

EBITA, as defined, in Asia Pacific decreased by 9% to USD 768 million for the year ended 31 March 2015 from USD 845 million for the year ended 31 March 2014, principally due to depreciation of currencies against the U.S. dollar and declines in volumes in Australia and China. Excluding currency translation effects and the net effect of acquisitions and disposals, which had a net negative impact of USD 44 million and a net positive impact of USD 1 million on EBITA, as defined, respectively, EBITA, as defined, declined by 4% for the year ended 31 March 2015 primarily due to the lower volumes, pricing pressures in Australia and costs associated with the integration of Kingway in China.

Europe

The SABMiller Group’s primary brewing operations cover nine European countries: the Czech Republic, Hungary, Italy, the Netherlands, Poland, Romania, Slovakia, the Canary Islands (Spain) and the United Kingdom. In the majority of these countries, the SABMiller Group is the number one or two brewer by market share. The SABMiller Group also sells to a further six European markets, the largest being Germany and France. A further 16 countries including Russia, Turkey and the Ukraine are covered in the strategic alliance with Anadolu Efes through brewing, soft drinks and export operations. See “The Business of SABMiller—Overview by business segment—Europe”.

Discussion of results of operations for Europe for the two years ended 31 March 2016 and 2015

SABMiller Group NPR

SABMiller Group NPR was USD 3,832 million for the year ended 31 March 2016, representing a decrease of 13% from USD 4,398 million for the year ended 31 March 2015, impacted by the weakening of European currencies against the U.S. dollar. Excluding negative currency translation effects of USD 656 million, and the net positive impact of acquisitions and disposals of USD 17 million, SABMiller Group NPR grew by 2% in the year ended 31 March 2016.

Lager and soft drinks volumes were 43.1 million hl and 15.8 million hl, respectively, for the year ended 31 March 2016, with lager volumes down 1% from the previous year and soft drinks volumes increasing by 2% from the previous year.

In the Czech Republic and Slovakia business, excluding currency translation effects, SABMiller Group NPR was up by 3%, with beverage volumes up by 1%. The business grew through a continued focus on sales execution and was supported by favorable weather throughout the year. Growth in Pilsner Urquell offset the decline of the SABMiller Group’s mainstream brand Gambrinus 10. The SABMiller Group continued to focus on expanding the beer category, with innovations in brand variants driving growth in Birell, its non-alcoholic lager which is consumed on soft drinks occasions. In the Czech Republic, the SABMiller Group’s volume share of the beer market increased by 10 basis points. In Slovakia, the SABMiller Group lost 120 basis points of market share on the same basis.

In Poland, excluding currency translation effects, SABMiller Group NPR declined by 9%. The beverage volume decline of 5% reflected significant competitor activity in the first half of the financial year. Initiatives launched in the second quarter to restore the SABMiller Group’s competitive position, particularly that of its lower mainstream brand Zubr, and a strengthened sales model, supported lager volume growth of 6% in the second half of the financial year. The SABMiller Group’s volume share of the beer market declined by 150 basis points, although sequential improvements in market share were achieved during the second half of the year.

The SABMiller Group’s associate, Anadolu Efes, continued to be affected by economic and political instability in its key lager markets. Total beverage volumes decreased by 3%, with the volume decline in lager partly offset by growth in soft drinks volumes. The lager volume weakness was mainly driven by continuing challenges in Ukraine, Russia and Turkey. Excluding currency translation effects, SABMiller Group NPR per hl improved as a result of price increases and favorable mix.

EBITA, as defined

EBITA, as defined, was USD 636 million for the year ended 31 March 2016, down 9% from USD 700 million for the year ended 31 March 2015, principally impacted by the weakening of European currencies against the U.S. dollar. Excluding currency translation effects, which had a negative impact of USD 105 million, and the net positive impact of net acquisitions and disposals of USD 4 million, EBITA, as defined, increased by 5% for the year ended 31 March 2016 with the topline performance supported by cost reductions and efficiencies, partially offset by the relatively weaker performance of the SABMiller Group’s associate, Anadolu Efes.

Discussion of results of operations for Europe for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 4,398 million for the year ended 31 March 2015, representing a decrease of 4% from USD 4,574 million for the year ended 31 March 2014, impacted by the weakening of European currencies against the U.S. dollar. Excluding negative currency translation effects of USD 281 million, SABMiller Group NPR grew by 2% for the year ended 31 March 2015.

Lager and soft drinks volumes were 43.6 million hl and 15.5 million hl respectively for the year ended 31 March 2015, with lager volumes level with the previous year, and soft drinks volumes increasing by 5% from the previous year.

In the integrated Czech Republic and Slovakia business, excluding currency translation effects, SABMiller Group NPR was up by 4% with volume growth of 5% reflecting strong performance ahead of the market in both countries and in both the on-premise and off-premise channels. Volume growth was driven by the off-premise channel due to good execution of effective promotions and assisted by two Easter trading periods occurring in the financial year. The premium portfolio grew strongly, boosted by the performance of Pilsner Urquell during the key occasions of Easter and Christmas and by the continued growth of Kozel 11, while the SABMiller Group’s core mainstream brand Gambrinus continued to decline.

In Poland, volumes grew by 2%, marginally behind the market. Excluding currency translation effects, SABMiller Group NPR declined by 2%, reflecting a sustained challenging pricing environment. Channel dynamics resulted in adverse mix with modern trade retailers and traditional trade key accounts increasing their share of the SABMiller Group’s sales. Mainstream volumes grew, driven by Zubr but partly offset by a decline in Tyskie. Lech grew strongly, benefiting from strategic repositioning along with reinvigorated marketing.

Growth in Anadolu Efes’ contribution to SABMiller Group NPR moderated in the full year after a more challenging second half year during which a decline in consumer confidence in Turkey suppressed soft drinks volumes while lager volumes continued to be impacted by the uncertain market conditions in Russia and Ukraine.

EBITA, as defined

EBITA, as defined, was USD 700 million for the year ended 31 March 2015, in line with USD 703 million for the year ended 31 March 2014, principally impacted by the weakening of European currencies against the U.S. dollar. Excluding currency translation effects, which had a negative impact of USD 42 million, EBITA, as defined, increased by 6% for the year ended 31 March 2015 underpinned by cost savings delivered as the SABMiller Group optimizes its operating model.

North America

The SABMiller Group has a 58% economic interest in MillerCoors LLC (“MillerCoors”) and Molson Coors has a 42% economic interest in MillerCoors following the establishment of the MillerCoors joint venture through the combination of the operations of the SABMiller Group’s and Molson Coors Brewing Company’s respective subsidiaries (Miller Brewing Company (“Miller”) and Coors Brewing Company) located in the United States and Puerto Rico (the “MillerCoors Transaction”). As part of the MillerCoors Transaction, Miller transferred substantially all of its operating assets (excluding its international assets, which represented a small percentage of Miller’s total operating assets) to MillerCoors. MillerCoors is accounted for as a joint venture by the SABMiller Group using equity accounting. As a result, after the completion of the MillerCoors Transaction, the SABMiller Group’s share of profits in MillerCoors is reflected in the SABMiller Group’s share of post-tax results of joint ventures, but not in the SABMiller Group’s revenue or operating profit. The North America segment includes the SABMiller Group’s 58% share in MillerCoors and 100% of Miller Brewing International. See “The Business of SABMiller—Overview by business segment—North America”.

Discussion of results of operations for North America for the two years ended 31 March 2016 and 2015

SABMiller Group NPR

SABMiller Group NPR was USD 4,675 million for the year ended 31 March 2016, in line with SABMiller Group NPR of USD 4,682 million for the year ended 31 March 2015. The impact of lower volumes was offset in large part by improved SABMiller Group NPR per hl, as a result of net pricing and favorable sales mix.

Lager volumes were 38.0 million hl for the year ended 31 March 2016 (of which 36.4 million hl were attributable to MillerCoors), with lager volumes decreasing by 1% from the previous year. MillerCoors domestic sales to wholesalers and domestic sales to retailers were both down by 2% compared with the year ended 31 March 2015.

MillerCoors premium light domestic sales to retailers declined by low single digits, although MillerCoors gained share of the category for the last four consecutive quarters to 31 March 2016. Miller Lite growth momentum improved in the second half of the financial year, to end the full year in line with the prior year. This performance reflected the continuing emphasis on the brand’s authenticity and originality, further evidenced through the success of the limited edition release of the Steinie bottle. Coors Light declined by low single digits for the year, with improved performance in the fourth quarter supported by a new marketing campaign.

MillerCoors’ domestic sales to retailers in the above premium category were only marginally up, as the successful launch of Henry’s Hard Soda in the fourth quarter largely offset the double digit decline of Miller Fortune, which has been deprioritized. Domestic sales to retailers of the Redd’s brand family increased by high single digits, although volumes declined by low single digits in the fourth quarter as the brand family is now cycling strong comparatives. Both the Blue Moon brand family and the Leinenkugel’s portfolio were up low single digits for the year.

The MillerCoors below premium portfolio declined by mid single digits with both Keystone Light and Milwaukee’s Best down high single digits and Miller High Life down by mid single digits. This was partially offset by Steel Reserve which grew by low single digits owing to the continuing success of the Alloy Series, the brand’s line of flavored malt beverages.

EBITA, as defined

EBITA, as defined, was USD 865 million for the year ended 31 March 2016 representing a 1% increase from USD 858 million for the year ended 31 March 2015. EBITA, as defined, growth in MillerCoors was offset by increased marketing and fixed cost investment to support the expansion of the SABMiller Group’s international operations in Brazil and Canada, following changes to the route to market in both countries.

Discussion of results of operations for North America for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 4,682 million for the year ended 31 March 2015, in line with USD 4,665 million for the year ended 31 March 2014. The impact of lower volumes was offset in large part by improved SABMiller Group NPR per hl, as a result of firm pricing and favorable brand mix.

Lager volumes were 38.5 million hl for the year ended 31 March 2015 (of which 37.2 million hl were attributable to MillerCoors), with lager volumes decreasing by 2% from the previous year. In line with its strategy, MillerCoors continued to expand its brand portfolio within the growing above premium category, with both established brands and new offerings. However, volume declines in the premium light, premium regular and economy categories led to a 2% decrease in both U.S. domestic STRs and U.S. domestic sales to wholesalers for the year ended 31 March 2015.

Premium light volumes were down low single digits for the year, with similar declines for both Coors Light and Miller Lite. Although volumes declined, Miller Lite grew share within the category, which was largely attributed to the brand reverting back to its original Lite packaging design, emphasizing its authenticity. The premium regular volumes were down low single digits with a double-digit decline in Miller Genuine Draft, partly offset by low single digit growth in Coors Banquet, which maintained momentum generated by the introduction of the stubby heritage bottle.

MillerCoors’ above premium brand portfolio grew mid-single digits for the year and gained share within the above premium category driven by both organic growth and new brand offerings. Double-digit growth from the Redd’s franchise enhanced MillerCoors’ position within the flavored malt beverage category and the Leinenkugel’s and Blue Moon franchises continued to grow. In addition, brand innovations such as Miller Fortune and Smith & Forge Hard Cider contributed to the full year growth within the category, although Miller Fortune declined in the fourth quarter as it cycled its launch in February 2014. Growth within this category was partially offset by double-digit declines in strategically deprioritized brands, including Third Shift and Batch 19.

While Miller High Life trends showed improvement over the course of the year, the economy portfolio declined mid-single digits driven primarily by high single digit declines in both Keystone Light and Milwaukee’s Best.

EBITA, as defined

EBITA, as defined, was USD 858 million for the year ended 31 March 2015 representing a 7% increase from USD 804 million for the year ended 31 March 2014, as the impact of lower volumes and increased marketing spend was more than offset by improved SABMiller Group NPR per hl and lower fixed costs.

South Africa: Hotels and Gaming

In line with its strategy to focus on its core beverage operations, in August 2014, SABMiller completed the disposal of its investment in Tsogo Sun, the holding company for its hotels and gaming business. The SABMiller Group discontinued reporting of this segment effective 31 March 2015 following the disposal of the Tsogo Sun business.

Discussion of results of operations for South Africa: Hotels and Gaming for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 111 million for the year ended 31 March 2015, representing a decrease of 70% from USD 370 million for the year ended 31 March 2014 driven by the disposal of the business during the year and depreciation of the South African rand against the U.S. dollar.

EBITA, as defined

EBITA, as defined, declined by 74% to USD 32 million for the year ended 31 March 2015 from USD 123 million for the year ended 31 March 2014 driven by depreciation of the South African rand against the U.S. dollar and the disposal of the business during the year.

Liquidity and Capital Resources

General

The SABMiller Group’s material cash requirements include the following:

•	debt service;

•	capital expenditure;

•	operating expenses;

•	investments in subsidiaries, joint ventures and associates;

•	taxes; and

•	dividend payments to shareholders.

The SABMiller Group finances its operations through cash generated by the business and a mixture of short-term and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper. In this way, it ensures that it is not over-reliant on any particular liquidity source and that maturities of borrowings sourced in this way are not overly concentrated. It uses cash on hand, cash from operations and short-term borrowings to manage liquidity. Subsidiaries have access to local bank credit facilities, but are principally funded by the SABMiller Group.

The SABMiller Group’s committed undrawn borrowing facilities decreased from USD 3,644 million at 31 March 2015 to USD 3,613 million at 31 March 2016. As at 31 March 2016, committed headroom, including committed undrawn borrowing facilities and cash and cash equivalents, was sufficient to cover all maturing facilities until 31 March 2018.

The SABMiller Group’s cash and cash equivalents amounted to USD 1,430 million as at 31 March 2016, compared with USD 965 million as at 31 March 2015.

Equity attributable to the SABMiller Group’s equity holders and non-controlling interests amounted to USD 24,088 million as at 31 March 2016 (USD 24,355 million as at 31 March 2015) and its net debt amounted to USD 9,638 million as at 31 March 2016 (USD 10,465 million as at 31 March 2015).

The SABMiller Group is of the opinion that it has adequate liquidity and access to financial resources to fulfill its business needs for the foreseeable future. The SABMiller Group is of the opinion that its lenders are willing and able to advance funds in accordance with their legal obligations. The SABMiller Group continues to monitor the quality of its credit providers and is not aware of any potential future non-performance by these providers.

Cash Flow

The following table sets forth the SABMiller Group’s consolidated cash flows for the years ended 31 March 2016, 2015 and 2014:

	Year ended 31 March
	2016	2015	2014
	(USD million)
Cash flow from operating activities	3,415	3,722	3,431
Cash flow (used in) / generated from investing activities	(484)	659	(626)
Cash flow (used in) / generated from financing activities	(2,295)	(5,382)	(2,835)
Effects of exchange rate changes	(115)	(117)	(61)

Net increase / (decrease) in cash and cash equivalents	521	(1,118)	(91)

Cash Flow from Operating Activities

The following table sets forth the SABMiller Group’s cash flows from operating activities for the years ended 31 March 2016, 2015 and 2014:

	Year ended 31 March
	2016	2015	2014
	(USD million)
Operating profit	3,454	4,384	4,242
Depreciation	743	821	854
Container breakages, shrinkages and write-offs	41	57	80
Profit on disposal of businesses, available for sale investments and investments in associates	—	(449)	(72)
(Gain)/loss on dilution of investment in associates	—	(2)	18
Profit on disposal of property, plant and equipment	(34)	(18)	(17)
Loss on disposal of intangible assets	2	—	—
Amortization of intangible assets	352	410	427
Impairment of goodwill, intangible assets, investments in associates and property, plant and equipment	379	365	60
Impairment of working capital balances	44	68	55
Amortization of advances to customers	34	35	40
Unrealized net fair value loss/(gain) on derivatives included in operating profit	20	(15)	(8)
Dividends received from other investments	—	(1)	(1)
Charge with respect to share options and Broad-Based Black Economic Empowerment scheme	90	117	154
Other non-cash movements	(70)	(92)	(155)

Net cash generated from operations before working capital movements	5,055	5,680	5,677
Net inflow in working capital	61	132	93

Net cash generated from operations	5,116	5,812	5,770
Net interest paid	(386)	(651)	(743)
Tax paid	(1,315)	(1,439)	(1,596)

Net cash generated from operating activities	3,415	3,722	3,431

Net cash generated from operations for the year ended 31 March 2016 decreased by USD 696 million, or 12%, from USD 5,812 million for the year ended 31 March 2015 to USD 5,116 million for the year ended 31 March 2016, reflecting the decrease in operating profit principally due to adverse currency translational impacts together with higher exceptional charges than the prior year.

Net cash generated from operating activities of USD 3,415 million for the year ended 31 March 2016 decreased by USD 307 million, or 8%, compared with the year ended 31 March 2015, primarily reflecting the adverse currency translational impacts referred to above, partially offset by lower net interest paid as a result of the reduction in net debt and lower tax paid.

Net cash generated from operations for the year ended 31 March 2015 increased by USD 42 million, or 1%, from USD 5,770 million for the year ended 31 March 2014 to USD 5,812 million for the year ended 31 March 2015. Although operating profit increased, notwithstanding the adverse impact of currency exchange rate movements, this was partially offset by the impact of net non-cash exceptional items, being the profit on the disposal of the SABMiller Group investment in Tsogo Sun, the impairment charges in relation to its Indian business and the additional profit on its Angola disposal in 2012.

Net cash generated from operating activities of USD 3,722 million for the year ended 31 March 2015 increased by USD 291 million, or 8%, compared with the year ended 31 March 2014, primarily reflecting lower net interest paid as a result of the reduction in net debt, partly offset by the early redemption payment relating to SABMiller’s 6.5% notes due 2016 and lower tax paid due to the cycling of the tax prepayment to the Australian Tax Office in the prior year, partly offset by tax paid on the disposal of the investment in Tsogo Sun.

Cash (used in) / from Investing Activities

The following table sets forth the SABMiller Group’s cash flows used in or from investing activities for the years ended 31 March 2016, 2015 and 2014:

	Year ended 31 March
	2016	2015	2014
	(USD million)
Net capital expenditure(1)	(1,239)	(1,504)	(1,415)
Net proceeds from (investments in) / disposal of associates	(4)	976	(199)
Net (acquisition) / proceeds from the sale of businesses(2)	(191)	(5)	49
Investments in joint ventures	(301)	(216)	(188)
Dividends received from joint ventures and associates	1,251	1,406	1,127
Other	—	2	—

Cash flow (used in) / generated from investing activities	(484)	659	(626)

Notes:

(1)	Net capital expenditure consists of purchases of property, plant and equipment and of intangible assets, minus proceeds from the sale of property, plant and equipment and intangible assets.
(2)	Net of cash acquired/disposed.

Net cash used in investing activities was USD 484 million for the year ended 31 March 2016, compared with net cash generated from investing activities of USD 659 million for the year ended 31 March 2015. The decrease in net cash flow from investing activities for the year ended 31 March 2016 mainly reflected a difficult comparable as a result of the proceeds from the disposal of the SABMiller Group’s investment in Tsogo Sun in the year ended 31 March 2015, as well as the cash outflow for the acquisition of businesses in the year ended 31 March 2016.

Net capital expenditure amounted to USD 1,239 million for the year ended 31 March 2016 (USD 1,504 million for the year ended 31 March 2015), affected by the translational impact of currency depreciation against the U.S. dollar, with expansion spend primarily in Africa and Latin America.

Net cash flow from investing activities was USD 659 million for the year ended 31 March 2015, compared with net cash used in investment activities of USD 626 million for the year ended 31 March 2014. The increase in cash flow from investing activities for the year ended 31 March 2015 mainly reflected the proceeds from the disposal of the SABMiller Group’s investment in Tsogo Sun.

Net capital expenditure amounted to USD 1,504 million for the year ended 31 March 2015 (USD 1,415 million for the year ended 31 March 2014), with expansion spend primarily in Africa and Latin America.

Cash Flow used in Financing Activities

The following table sets forth the SABMiller Group’s cash flows used in financing activities for the years ended 31 March 2016, 2015 and 2014:

	Year ended 31 March
	2016	2015	2014
	(USD million)
Dividends paid	(2,013)	(1,878)	(1,834)
Net repayments of borrowings	(783)	(3,819)	(1,244)
Net proceeds from the issue of share capital	113	231	108
Purchase of own shares for share trusts(1)	(149)	(146)	(79)
Net cash receipts from derivative finance instruments	547	243	228
Other	(10)	(13)	(14)

Cash flow (used in) financing activities	(2,295)	(5,382)	(2,835)

Note:

(1)	The SABMiller Employees’ Benefit Trust (“EBT”) holds shares in SABMiller plc for the purposes of SABMiller’s various executive share incentive plans. At 31 March 2016, the EBT held 11,476,675 shares (31 March 2015: 8,997,945 shares and 31 March 2014: 6,833,632 shares). The EBT used funds provided by SABMiller to purchase shares in the open market. See note 26a in SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for further details on EBT share purchases.

Cash used in financing activities amounted to USD 2,295 million in the year ended 31 March 2016, compared with USD 5,382 million in the year ended 31 March 2015, primarily as a result of a reduction in cash outflows related to the repayment of bonds. The cash outflow from financing activities in the year ended 31 March 2016 primarily reflected the payment of dividends.

Cash used in financing activities amounted to USD 5,382 million in the year ended 31 March 2015, compared with USD 2,835 million in the year ended 31 March 2014. The cash outflow from financing activities in the year ended 31 March 2015 primarily reflected the repayment of bonds.

Restrictions on Transfers from Subsidiaries

The amount of dividends payable by the SABMiller Group’s operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate.

As at 31 March 2016, the SABMiller Group held cash and short-term deposits of USD 109 million (31 March 2015: USD 117 million) in certain African countries (including South Africa) that were subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from those countries, other than through normal dividends. As normal dividends are generally able to be paid, these restrictions are not expected to have a material impact on the SABMiller Group’s ability to meet its ongoing obligations.

Funding Sources

Cash and Cash Equivalents and Short-Term Investments

The SABMiller Group’s cash and cash equivalents and short-term investments as at 31 March 2016 and 2015 were as follows:

	31 March
	2016	2015
	(USD million)
Cash and Cash Equivalents and Short-Term Investments	1,430	965

Borrowings

The SABMiller Group finances its operations through cash generated by the business and a mixture of short and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper with a range of maturity dates. In this way, the SABMiller Group ensures that it is not overly reliant on any particular liquidity source and that the maturities of its borrowings are not overly concentrated.

The following table sets forth the level of the SABMiller Group’s current and non-current interest-bearing loans and borrowings as at 31 March 2016 and 2015:

	31 March
	2016	2015
	(USD million)
Overdrafts	159	215
Unsecured bank loans	666	1,360
Unsecured bond issues	10,845	10,915
Finance lease liabilities	61	53
Secured other loans	9	1

Total	11,740	12,544

The following table sets forth the contractual maturities of the SABMiller Group’s interest-bearing liabilities as at 31 March 2016:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	(USD million)
Overdrafts	159	159	—	—	—	—	—
Secured and unsecured bank loans	675	430	190	55	—	—	—
Unsecured bond issues	10,845	2,324	67	1,859	1,158	540	4,897
Finance lease liabilities	61	13	13	10	8	7	10
Net derivative financial assets(2)	(672)	(125)	(16)	(104)	(22)	(7)	(398)

Total	11,068	2,801	254	1,820	1,144	540	4,509

Notes:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 March 2016.
(2)	Includes net financing-related derivative financial instruments only. Please refer to note 22 of SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for further details.

The SABMiller Group’s borrowings are linked to different interest rates, both variable and fixed. As at 31 March 2016, after taking into account interest rate derivatives, 40% of the SABMiller Group’s net debt (which includes loans, borrowings, financing derivative financial instruments, bank overdrafts and finance leases) bore a fixed interest rate. The SABMiller Group’s interest rate risk is monitored based on net debt exposures. The SABMiller Group’s practice is to borrow (direct or synthetically) in floating rates, reflecting the fact that floating rates are generally lower than fixed rates over the medium term. The extent to which SABMiller Group borrowings may be in floating rates is restricted by policy such that the impact of a 1% increase in interest rates on finance costs can be no more than an agreed proportion of adjusted EBITDA, which is comprised of operating profit before exceptional items, depreciation and amortization and includes the SABMiller Group’s share of MillerCoors’ operating profit on a similar basis. The policy excludes borrowings arising from acquisitions in the previous six months. Exposure to movements in interest rates in SABMiller Group borrowings is managed through interest rate derivatives.

Please refer to note 21 of SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 and “—Quantitative and Qualitative Disclosures about Market Risk” for further details on the SABMiller Group’s approach to managing interest rate risk.

The SABMiller Group’s net debt is denominated in various currencies, though primarily in the U.S. dollar, the Australian dollar, the euro, the Colombian peso, and the South African rand. The SABMiller Group is subject to exposure on the translation of the foreign currency denominated net assets of subsidiaries, associates and joint ventures into the SABMiller Group’s U.S. dollar reporting currency. The SABMiller Group seeks to mitigate this exposure, where cost effective, by borrowing in the same currencies as the functional currencies of its main operating units or by achieving the same effect through the use of derivatives. The SABMiller Group does not hedge currency exposures from the translation of profits earned in foreign currency subsidiaries, associates and joint ventures. As at 31 March 2016, an approximate nominal value equivalent to USD 2,519 million (as at 31 March 2015: USD 3,691 million) of borrowings has been swapped into currencies that match the currency of the underlying operations of the SABMiller Group, including those mentioned above.

Gross debt, comprising borrowings, overdrafts and finance leases of the SABMiller Group together with the fair value of financing derivative assets and liabilities held to manage interest rate and foreign currency risk of borrowings for the SABMiller Group, decreased by 3% to USD 11,068 million as at 31 March 2016 from USD 11,430 million as at 31 March 2015, primarily as a result of the repayment of outstanding commercial paper. Short-term gross debt (i.e., due within one year) as at 31 March 2016 amounted to USD 2,801 million, compared with USD 1,608 million as at 31 March 2015. The SABMiller Group’s medium and long-term borrowings (i.e., due in more than one year) (excluding derivative financial instruments) amounted to USD 8,814 million as at 31 March 2016 and USD 10,583 million as at 31 March 2015, while the SABMiller Group had undrawn committed borrowing facilities in place totaling USD 3,613 million as at 31 March 2016 and USD 3,644 million as at 31 March 2015, respectively. Please refer to note 21 of SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for a description of the currencies of the SABMiller Group’s financial liabilities and a description of the financial instruments the SABMiller Group uses to hedge its liabilities.

The weighted average interest rate on the SABMiller Group’s gross debt portfolio was 3.2% as at 31 March 2016, having decreased from 3.5% as at 31 March 2015, primarily reflecting the repayment of some high interest rate debt during the course of the year, as well as declines in interest rates in a number of key currencies.

As at the date of this prospectus, the SABMiller Group has the following principal debt facilities in place:

Group Syndicated Loan Facilities

The SABMiller Group has the following core bank credit facilities, which are available for general corporate purposes:

•	SABMiller: USD 2,500 million committed syndicated revolving credit facility; and

•	SABMiller Holdings Inc. (guaranteed by SABMiller): USD 1,000 million committed syndicated revolving credit facility.

In April 2016, the SABMiller Group extended its existing USD 2,500 million and USD 1,000 million committed syndicated facilities by one year to May 2021, with the exception of USD 117 million, for which the maturity date is May 2020. Each facility contains provisions entitling the lenders to cancel their commitments and demand repayment upon a change of control of SABMiller.

2003 SABMiller Bonds

On 7 August 2003, SABMiller issued USD 300 million 6.625% notes due August 2033. Since September 2010, SABMiller has been the sole obligor following the release of all guarantees in respect of the notes. The notes are redeemable in whole, or in part, at any time at the option of SABMiller at a redemption price equal to the make-whole amount.

2006 SABMiller Commercial Paper Programme

On 11 October 2006, SABMiller established a commercial paper programme with a programme limit of USD 1,000 million (or its equivalent in other currencies). Since July 2008, commercial paper issued under this programme has not been guaranteed.

2008 SABMiller Bonds

On 11 July 2008, SABMiller issued USD 700 million 6.50% notes due July 2018. The notes are redeemable in whole, or in part, at any time at the option of SABMiller at a redemption price equal to the make-whole amount and contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

2012 SABMiller Holdings Inc. Bonds

On 17 January 2012, SABMiller Holdings Inc. issued USD 2,000 million 2.45% notes due January 2017, USD 2,500 million 3.75% notes due January 2022 and USD 1,500 million 4.95% notes due January 2042, all guaranteed by SABMiller. The notes are redeemable in whole, or in part, at any time at the option of SABMiller Holdings Inc. or SABMiller at a redemption price equal to the make-whole amount and contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

On 6 December 2012, SABMiller Holdings Inc. issued EUR 1,000 million 1.875% notes due January 2020, guaranteed by SABMiller. The notes contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

2012 Domestic Medium Term Note Programme and 2013 SABSA Holdings Limited Bonds

On 13 December 2012, SABMiller and SABSA Holdings Limited established the 2012 Domestic Medium Term Note Programme with a programme limit of ZAR 6,000 million (or its equivalent in other currencies), under which both bonds and commercial paper may be issued by SABSA Holdings Limited, in each case guaranteed by SABMiller. On 28 March 2013, SABSA Holdings Limited issued ZAR 1,000 million 7.125% notes due March 2018.

2013 SABMiller Holdings Inc. Bonds

On 9 August 2013, SABMiller Holdings Inc. issued USD 750 million 2.200% notes due August 2018 and USD 350 million floating rate notes due August 2018, all guaranteed by SABMiller. The fixed rate notes are redeemable in whole, or in part, at any time at the option of SABMiller Holdings Inc. or SABMiller at a redemption price equal to the make-whole amount. All of the notes contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

2013 SABMiller Holdings Inc. Commercial Paper Programme

On 30 September 2013, SABMiller Holdings Inc. established a commercial paper programme with a programme limit of USD 500 million (or its equivalent in other currencies). On 15 January 2015, the programme limit was increased to USD 1,000 million. Commercial paper issued under this programme is guaranteed by SABMiller.

Foster’s Guaranteed Medium Term Note Programme and Bonds

On 3 June 1996, FBG Finance Ltd issued USD 300 million 7.875% notes due June 2016 and on 28 June 2005, FBG Finance Ltd issued USD 300 million 5.875% notes due June 2035. All of these notes are guaranteed by Foster’s Group Pty Ltd (“Foster’s”). The 2035 notes are redeemable in whole or in part at any time at the option of FBG Finance Ltd at a redemption price equal to the make-whole amount. On 1 June 2016, the USD 300 million 7.875% notes due June 2016 were repaid from cash resources of the SABMiller Group.

On 21 July 2015, FBG Finance Pty Ltd and FBG Treasury (Aust) Pty Ltd established a Guaranteed Medium Term Note Programme with a programme limit of AUD 3,000 million. Notes under this programme may be issued by FBG Finance Pty Ltd and/or FBG Treasury (Aust) Pty Ltd, in each case guaranteed by SABMiller. On 7 August 2015, FBG Treasury (Aust) Pty Ltd issued AUD 700 million 3.75% notes due August 2020 under this programme. The notes are redeemable in whole or in part at any time at the option of FBG Treasury (Aust) Pty Ltd at a redemption price equal to the make-whole amount and contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

SABMiller Holdings Inc. Contingent Guarantee

On 11 June 2012, SABMiller Holdings Inc. entered into a contingent guarantee of the obligations of SABMiller in respect of the SABMiller bonds and loan facilities described above and certain of SABMiller’s other present and future external borrowings. This guarantee takes effect upon the occurrence of certain insolvency events in relation to SABMiller.

Credit Rating

Since it was first rated in 2003, and until July 2012, the SABMiller Group was rated Baa1/stable outlook by Moody’s Investors Service (“Moody’s”) and BBB+/stable outlook by S&P Global Ratings (“S&P”). In July 2012, S&P revised its rating to BBB+/positive outlook and Moody’s rating remained unchanged. In July 2014, S&P revised its rating to A-/stable outlook and in October 2014, Moody’s revised its rating to Baa1/positive outlook. In June 2015, Moody’s revised its rating to A3/stable outlook. In October 2015, the rating was placed on review with direction uncertain by Moody’s following the joint announcement of the Transaction. In June 2016, this was changed to a review for downgrade from direction uncertain following Moody’s downgrade of AB InBev in May 2016, removing the potential for the SABMiller Group’s rating to be upgraded. Any change in the SABMiller Group’s credit ratings could have a significant impact on its cost of debt capital and/or its ability to raise capital in the debt markets.

Research and Development

To ensure improved overall operational effectiveness, the SABMiller Group places considerable emphasis on research and development in the SABMiller Group’s global technical activities. This enables it to develop new products, packaging, processes and manufacturing technologies. During the year ended 31 March 2016, continued progress was made in the SABMiller Group’s research in the key areas of raw materials, brewing, flavor stability, packaging materials and energy and water saving. For the year ended 31 March 2016, the SABMiller Group spent USD 4 million (USD 5 million in the year ended 31 March 2015 and USD 4 million in the year ended 31 March 2014) on research and development.

Investments and Disposals

In June 2015, the SABMiller Group acquired 100% of Meantime Brewing Company Ltd, a modern UK craft brewer, with a brewery in Greenwich, London and a number of retail sites.

The SABMiller Group completed the sale of its investment in Tsogo Sun Holdings Limited, its hotels and gaming associate listed on the Johannesburg Stock Exchange, in August 2014 through an institutional placing and share buyback. The SABMiller Group received net proceeds of USD 971 million, and realized a post-tax profit of USD 239 million.

In December 2013, the SABMiller Group acquired the trade and assets of a wine and spirits business in Africa.

On 17 September 2013, the SABMiller Group’s associate CR Snow completed the acquisition of the brewery business of Kingway Brewery Holdings Limited and the results of this business were included in the results of CR Snow from the second half of the financial year ended 31 March 2014.

In May 2013, the SABMiller Group completed the disposal of its non-core milk and juice business in Panama.

Net Debt and Equity

The SABMiller Group defines net debt as gross debt (including borrowings, financing derivative financial instruments, overdrafts and finance leases) net of cash and cash equivalents (excluding overdrafts). Net debt is a financial performance indicator that is used by SABMiller management to highlight changes in its overall liquidity position. For reasons why the SABMiller Group believes presenting net debt is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

The following table provides a reconciliation of the SABMiller Group’s net debt to its interest bearing loans and borrowings as at 31 March 2016 and 2015:

	31 March
	2016	2015
	(USD million)
Interest bearing overdrafts, loans and borrowings	(11,679)	(12,491)
Cash and cash equivalents	1,430	965
Derivative financial instruments	672	1,114
Finance leases	(61)	(53)

Net debt(1)	(9,638)	(10,465)

Note:

(1)	See note 27c to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Net debt as at 31 March 2016 was USD 9,638 million, a decrease of USD 827 million, compared with 31 March 2015, reflecting positive free cash flow during the year.

Net debt as at 31 March 2015 was USD 10,465 million, a decrease of USD 3,838 million compared with 31 March 2014. Apart from strong cash flow from operations net of capital expenditures, this was primarily as a result of USD 1,278 million of currency exchange benefits from the SABMiller Group’s treasury risk management policy and the receipt of USD 971 million in proceeds from the disposal of the SABMiller Group’s investment in Tsogo Sun.

Consolidated equity attributable to equity holders of SABMiller as at 31 March 2016 was USD 24,088 million, compared with USD 24,355 million as at 31 March 2015. The decrease was mainly because of the impact of the translation of local currency denominated net assets into U.S. dollars and the payment of dividends, partly offset by the profit for the year.

Consolidated equity attributable to equity holders of SABMiller as at 31 March 2015 was USD 24,355 million, compared with USD 27,482 million as at 31 March 2014. The decrease was primarily owing to the impact of the translation of local currency denominated net assets into U.S. dollars and the payment of dividends, partly offset by the profit for the year.

Further details on equity movements can be found in SABMiller’s consolidated statement of changes in equity in its audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

See “—Funding Sources—Borrowings” above for details of the SABMiller Group’s long-term debt.

Contractual Obligations and Contingencies

Contractual Obligations

The following tables reflect certain of the SABMiller Group’s contractual obligations, and the effect such obligations are expected to have on the SABMiller Group’s liquidity and cash flows in future periods, as at 31 March 2016:

		Payment Due By Period
Contractual Obligations	Contractual cash flows(1)	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(USD million)
Borrowings	(14,979)	(3,305)	(598)	(4,305)	(6,771)
Net settled derivative financial instruments	(103)	(92)	(9)	(2)	—
Gross settled derivative financial instruments—inflows	2,715	2,596	114	5	—
Gross settled derivative financial instruments—outflows	(2,841)	(2,715)	(120)	(6)	—
Trade and other payables	(3,347)	(3,325)	(17)	(1)	(4)
Financial guarantee contracts(2)	(120)	(120)	—	—	—

Total(3)	(18,675)	(6,961)	(630)	(4,309)	(6,775)

Notes:

(1)	Contractual cash flows are presented on an undiscounted basis.
(2)	The amounts disclosed for financial guarantee contracts represent the maximum possible cash outflows for guarantees provided in respect of associates’ and third-party bank facilities, which would only be payable upon the occurrence of certain default events. Should such events occur certain remedies are available that could mitigate the impact.
(3)	“Total” amounts refer to financial liabilities including interest payments.

Please refer to “—Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding the SABMiller Group’s short-term borrowings and long-term debt.

Please refer to note 21 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016, and in particular to the discussions therein on “Liquidity Risk”, for more information regarding the maturity of the SABMiller Group’s contractual obligations, including interest payments and derivative financial assets and liabilities.

In addition to the contractual obligations set forth in the table above, at 31 March 2016, the SABMiller Group had USD 1,294 million of contracts placed for future expenditure not provided in its financial information. As at 31 March 2016, the SABMiller Group’s share of its joint ventures’ other commitments was USD 512 million. See “—Collateral and Contractual Commitments” below for further details of these commitments.

		Payment Due By Period
Contractual Lease Obligations	Contractual cash flows(1)	Less than 1 year	1-5 years	More than 5 years
	(USD million)
Operating lease commitments(1)	(266)	(108)	(137)	(21)
Finance lease commitments	(73)	(16)	(45)	(12)

Total(2)	(339)	(124)	(182)	(33)

Notes:

(1)	The amounts disclosed for operating lease commitments are minimum lease rentals to be paid under non-cancellable leases.
(2)	“Total” amounts refer to financial liabilities including interest payments.

Please refer to note 20 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for more information regarding the SABMiller Group’s finance lease obligations. Please refer to note 29 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for details of its operating lease commitments.

Information regarding the SABMiller Group’s pension and post-retirement commitments and funding arrangements is described in note 30 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016. For the year ended 31 March 2016, the SABMiller Group’s income statement charge in relation to pension and other post-retirement benefits amounted to USD 112 million (year ended 31 March 2015: USD 125 million). Contributions to defined benefit pension schemes for 2017 are estimated to be USD 18 million.

Collateral and Contractual Commitments

The following table reflects the SABMiller Group’s collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as at 31 March 2016 and 2015:

	31 March
	2016	2015
	(USD million)
Collateral and financial guarantees received for own trade receivables	7	9
Contractual commitments to purchase property, plant and equipment	190	151
Contracts placed for future expenditure for intangible assets	1	1
Share of capital commitments of joint ventures	65	66
Guarantees to third parties	11	9
Other contingent liabilities	6	6

In addition, at 31 March 2016, the SABMiller Group had USD 1,294 million of contracts placed for future expenditure not provided in its financial information, compared with USD 1,799 million as at 31 March 2015. As at 31 March 2016, the SABMiller Group’s share of its joint ventures’ other commitments was USD 512 million, compared with USD 390 million as at 31 March 2015. Contracts placed for future expenditure primarily relate to minimum purchase commitments for raw materials and packaging materials. The SABMiller Group’s share of joint ventures’ other commitments primarily relate to MillerCoors’ various long-term non-cancellable advertising and promotion commitments.

Please refer to notes 16 and 29 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for more information regarding collateral for trade receivables and contractual commitments for the acquisition of property, plant and equipment and other commitments.

Contingencies and Legal Proceedings

SABMiller and Altria entered into a tax matters agreement on 30 May 2002 to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The SABMiller Group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of its directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the SABMiller Group’s financial position, except insofar as already provided in SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

In addition, the SABMiller Group has exposures to various environmental risks. Although it is difficult to predict the SABMiller Group’s liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that would not be material to the SABMiller Group’s financial position, except insofar as already provided in SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

As a result of the proposed Transaction, the SABMiller Group has various commitments which are contingent on the completion of the Transaction, including advisors’ fees and staff-related costs, principally reflecting the impact of accelerated vesting of share-based compensation. These contingent liabilities, which have not been recognized in the SABMiller Group’s results for the year ended 31 March 2016, are estimated to range from USD 250 million to USD 300 million.

Other than as set forth below, there have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened against the SABMiller Group of which the SABMiller Group is aware) which may have, or have had in the recent past, significant effects on the SABMiller Group’s financial position or profitability.

Demerged Entities

During the year ended 31 March 1998 the SABMiller Group recognized a provision of USD 73 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2016 USD 1 million (year ended 31 March 2015: USD 1 million) of this provision was utilized in regard to costs associated with SAB Ltd’s previously disposed of remaining retail interests. The residual balance of USD 4 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in the SABMiller Group’s previous audited consolidated financial statements, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd.

Taxation

The SABMiller Group has recognized various provisions in relation to taxation exposures it believes may arise. The provisions principally relate to non-corporate taxation and interest and penalties on corporate taxation in respect of a number of SABMiller Group companies. Any settlement in respect of these amounts will occur as and when the assessments are finalized with the respective tax authorities.

Off-Balance Sheet Arrangements

The SABMiller Group does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which the SABMiller Group is subject.

Outlook and Trend Information

The SABMiller Group expects to deliver good underlying performance in the year ahead and that its cost and efficiency programme, as discussed above under “—Results of Operations”, is on track to reach targeted annualized savings of at least USD 1,050 million per annum by the financial year ending 31 March 2020. The SABMiller Group anticipates that it will continue to face foreign exchange volatility and the results of certain of its key operations would be impacted by currency depreciation against the U.S. dollar.

The outlook and trend information presented here is for the existing SABMiller Group business and does not reflect the Transaction, the Transaction-related Divestitures and the CCBA transaction.

Trading Update

On 21 July 2016, SABMiller issued a trading update for the quarter ended 30 June 2016. SABMiller Group NPR for the quarter declined by 4% on a reported basis as compared with the quarter ended 30 June 2015, due to the adverse translational impact of the depreciation of the SABMiller Group’s key operating currencies against the U.S. dollar. Excluding currency translation effects and the effect of certain acquisitions and disposals, SABMiller Group NPR grew by 2%, driven by price and mix realization.

Beverage volumes and lager volumes were in line with the quarter ended 30 June 2015. Soft drinks volumes were up by 2% over the same period, with growth in Africa and Europe partly offset by a decline in Latin America, while other alcoholic beverage volumes were down by 11%, driven by a decline in Africa. SABMiller Group NPR for its premium lager brands grew by 10% as compared with the quarter ended 30 June 2015, supported by SABMiller Group NPR growth in its global lager brands of 5% (in each case on a subsidiary basis and excluding home markets for global brands).

SABMiller’s subsidiaries had another quarter of good underlying momentum, with SABMiller Group NPR growth of 7%, beverage volume growth of 4% and lager volume growth of 5% as compared with the quarter ended 30 June 2015. Europe, South Africa, Colombia, Peru and Australia in particular delivered good growth. Overall performance was, however, tempered by a more challenging quarter in some markets in the rest of Africa, where volumes were negatively impacted by economic volatility and challenging trading conditions.

For SABMiller’s associates and joint ventures, SABMiller Group NPR, beverage volumes and lager volumes declined by 4%, 4% and 5%, respectively, as compared with the quarter ended 30 June 2015, reflecting continued industry trends in the USA and macro-economic and trading headwinds in the major markets of SABMiller’s associates, in particular China, Angola and Turkey.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, the SABMiller Group’s activities expose it to the following financial risks:

•	market risk (including foreign exchange, interest rate and price risk)

•	credit risk

•	liquidity risk

The directors are ultimately responsible for the establishment and oversight of the SABMiller Group’s risk management framework. An essential part of this framework is the role undertaken by the audit committee of the board, supported by the internal audit function, and by the chief financial officer, who in this regard is supported by the treasury committee and the SABMiller Group’s treasury function. Amongst other responsibilities, the audit committee reviews the internal control environment and risk management systems within the SABMiller Group and it reports its activities to the board. The board also receives a quarterly report on treasury activities, including confirmation of compliance with treasury risk management policies.

The SABMiller Group’s treasury function is responsible for the management of cash, borrowings and the financial risks arising in relation to interest rates, foreign exchange rates and the price risk of some commodities. The responsibility for the management of the remaining commodities exposures primarily lies with the centralized procurement function, SABMiller Procurement GmbH. Some of the risk management strategies include the use of derivatives in order to manage the currency, interest rate and commodities exposures arising from the SABMiller Group’s operations. It is the policy of the SABMiller Group that no trading in financial instruments be undertaken.

The SABMiller Group’s treasury policies are established to identify and analyze the financial risks faced by the SABMiller Group, to set appropriate risk limits and controls and to monitor exposures and adherence to limits.

The SABMiller Group’s assessment of its vulnerability to financial risks as at 31 March 2016 is more fully described in note 21 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Foreign exchange risk

The SABMiller Group is subject to exposure on the translation of the foreign currency denominated net assets of subsidiaries, associates and joint ventures into the SABMiller Group’s U.S. dollar reporting currency. The SABMiller Group seeks to mitigate this exposure, where cost effective, by borrowing in the same currencies as the functional currencies of its main operating units or by achieving the same effect through the use of derivatives. As at 31 March 2016, an approximate nominal value of USD 2,519 million of borrowings had been swapped into currencies that match the currency of the underlying operations of the SABMiller Group, including the Australian dollar, Colombian peso, Czech koruna, Peruvian nuevo sol, Polish zloty and South African rand.

The SABMiller Group does not hedge currency exposures from the translation of profits earned in foreign currency subsidiaries, associates and joint ventures.

The SABMiller Group is also exposed to transactional currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of its SABMiller Group entities. These exposures are managed primarily by the SABMiller Group’s treasury function which, subject to regulatory constraints or currency market limitations, hedges a proportion of the foreign currency exposures estimated to arise over a period of up to 18 months. Committed transactional exposures that are certain are hedged fully without limitation in time. The SABMiller Group principally uses forward exchange contracts to hedge currency risk.

The SABMiller Group held foreign currency cash flow hedges totaling USD 2,388 million as at 31 March 2016. The foreign exchange gains or losses on these contracts are recorded in the cash flow hedging reserve until the hedged transactions occur, at which time the respective gains and losses are transferred to inventory, property, plant and equipment, goodwill or to the income statement as appropriate.

The SABMiller Group held net investment hedges totaling USD 2,220 million as at 31 March 2016. The foreign exchange gains or losses on these instruments are recorded in the net investment hedging reserve and partially offset the foreign currency translation risk on the SABMiller Group’s foreign currency net assets.

Interest rate risk

The SABMiller Group’s interest rate risk is monitored based on net debt exposures. As at 31 March 2016, 40% of net debt was in fixed rates taking into account interest rate derivatives. The SABMiller Group’s practice is to borrow (direct or synthetically) in floating rates, reflecting the fact that floating rates are generally lower than fixed rates over the medium term. The extent to which SABMiller Group borrowings may be in floating rates is restricted by policy such that the impact of a 1% increase in interest rates on finance costs can be no more than an agreed proportion of adjusted EBITDA. The policy excludes borrowings arising from acquisitions in the previous six months. Exposure to movements in interest rates in SABMiller Group borrowings is managed through interest rate derivatives.

Price risk

Commodity price risk

The SABMiller Group is exposed to variability in the price of commodities used in the production or in the packaging of finished products, such as the price of malt, barley, sugar, diesel and aluminum. Commodity price risk is managed within minimum and maximum guard rails principally through multi-year fixed price contracts with suppliers and, where appropriate, derivative contracts.

As at 31 March 2016, the notional value of commodity derivatives amounted to USD 184 million, compared with USD 142 million as at 31 March 2015.

Equity securities price risk

The SABMiller Group is exposed to equity securities price risk because of investments held by the SABMiller Group and classified on the balance sheet as available-for-sale investments.

Credit risk

The SABMiller Group is exposed to credit risk if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Financial instruments

The SABMiller Group limits its exposure to financial institutions by setting credit limits on a sliding scale based on its credit ratings and generally dealing only with counterparties with a minimum credit rating of BBB- from S&P and Fitch, and Baa3 from Moody’s. For banks with a lower credit rating, or with no international credit rating, a maximum limit of USD 5 million is applied, unless specific approval is obtained from either the chief financial officer or the audit committee of the board. The utilization of credit limits is regularly monitored. To reduce credit exposures, the SABMiller Group has ISDA Master Agreements with most of its counterparties for financial derivatives, which permit net settlement of assets and liabilities in certain circumstances.

Trade and other receivables

There is no significant concentration of credit risk with respect to trade receivables as the SABMiller Group has a large number of customers which are internationally dispersed. The type of customers range from wholesalers and distributors to smaller retailers. The SABMiller Group has implemented policies that require appropriate credit checks on potential customers before sales commence. Credit risk is managed by limiting the aggregate amount of exposure to any one counterparty.

The SABMiller Group considered its maximum credit risk to be USD 3,884 million as at 31 March 2016, which was the total of the SABMiller Group’s financial assets at that date, compared with USD 3,760 million as at 31 March 2015.

Liquidity risk

The SABMiller Group finances its operations through cash generated by the business and a mixture of short-term and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper with a range of maturity dates. In this way, the SABMiller Group ensures that it is not overly reliant on any particular liquidity source or that maturities of borrowings sourced in this way are not overly concentrated.

Subsidiaries have access to local bank credit facilities, but are principally funded by the SABMiller Group.

Liquidity risk faced by the SABMiller Group is mitigated by having diverse sources of finance available to it and by maintaining substantial unutilized banking facilities and reserve borrowing capacity, as indicated by the level of undrawn facilities. See note 21c to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

As at 31 March 2016, the SABMiller Group had the following core lines of credit that were available for general corporate purposes:

•	SABMiller: USD 2,500 million committed syndicated revolving credit facility, which was due to expire in May 2020.

•	SABMiller Holdings Inc.: USD 1,000 million committed syndicated revolving credit facility, which was due to expire in May 2020.

In April 2016, the SABMiller Group extended its existing USD 2,500 million and USD 1,000 million committed syndicated facilities by one year to May 2021, with the exception of USD 117 million, for which the maturity date is May 2020.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “unaudited pro forma financial information”) is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction, including the financing structure established to fund the Transaction, as well as the Transaction-related Divestitures described herein. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the Combined Group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the Combined Group for any future date or period.

The unaudited pro forma financial information should be read in conjunction with:

•	AB InBev’s audited consolidated financial statements and related notes contained in AB InBev’s Annual Report on Form 20-F as of and for the fiscal year ended 31 December 2015; and AB InBev’s unaudited condensed consolidated financial statements and related notes contained in AB InBev’s unaudited report on form 6-K as of and for the six months ended 30 June 2016; and

•	SABMiller’s audited consolidated financial statements and related notes as of and for the fiscal year ended 31 March 2016; and SABMiller’s unaudited condensed consolidated financial statements and related notes as of and for the six months ended 30 September 2015, attached as Exhibit 99.2 to AB InBev’s report on Form 6-K filed with the SEC on 21 December 2015.

AB InBev’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union. SABMiller’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev, and are based on limited information available. The unaudited pro forma financial information also includes adjustments to reflect the Transaction-related Divestitures and the financing structure to fund the Transaction. These adjustments reflect AB InBev’s best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

The Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The actual fair values will be determined upon the completion of the Transaction and may vary from these preliminary estimates.

The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of this prospectus. Further, these adjustments could materially change as both the determination of the purchase price and the allocation of the purchase price for SABMiller have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the unaudited pro forma financial information.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in certain jurisdictions and the necessary shareholder approvals. AB InBev has announced: its agreement with Molson Coors for the sale of SABMiller’s interests in the MillerCoors joint venture and the Miller brand portfolio outside of the U.S.; its acceptance of the offer from Asahi to acquire certain of the SABMiller Group’s European premium brands; its agreement with China Resources Beer (Holdings) Co. Ltd for the sale of SABMiller’s interest in CR Snow; its commitment to sell SABMiller’s assets in Central and Eastern Europe (Hungary,

Romania, the Czech Republic, Slovakia and Poland); its commitment to sell SABMiller’s share of Distell Group Limited in South Africa; and it may consider other potential asset or business divestitures in connection with the Transaction which may be material to the Combined Group.

AB InBev has also announced its agreement to transfer SABMiller’s Panamanian business to Ambev in exchange for Ambev’s businesses in Colombia, Peru and Ecuador, to allow Ambev to initiate operations in Panama through the established SABMiller business and further expand its businesses in Central America; however, no effect has been given to such asset exchange within the unaudited pro forma financial information as all businesses will remain within the Combined Group. Any other potential divestitures are not reasonably certain at this time, and the effects of any such divestitures (other than the Transaction-related Divestitures described herein) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals AB InBev may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on the Combined Group’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

AB InBev

Unaudited Pro Forma Condensed Combined Income Statement

	Historical AB InBev for the fiscal year ended 31 December 2015	Adjusted SABMiller for the fiscal year ended 31 March 2016 (2)	Pro forma adjustments (US$m)			Total pro forma combined
			Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)
	US$m	US$m				US$m
Revenue	43,604	14,895	—	—	(3,043)	55,456
Cost of sales	(17,137)	(5,588)	(106)	—	1,306	(21,525)

Gross profit	26,467	9,307	(106)	—	(1,737)	33,931
Distribution expenses	(4,259)	(1,421)	(6)	—	236	(5,450)
Sales and marketing expenses	(6,913)	(2,211)	265	—	659	(8,200)
Administrative expenses	(2,560)	(1,798)	(8)	—	240	(4,126)
Other operating income/(expenses)	1,032	133	—	—	(68)	1,097

Restructuring	(171)	(17)	—	—	7	(181)
Business and asset disposal	524	—	—	—	—	524
Acquisition costs business combinations	(55)	(160)	194	—	—	(21)
Impairment of assets	(82)	(379)	—	—	—	(461)
Judicial settlement	(80)	—	—	—	—	(80)

Profit from operations	13,904	3,454	339	—	(663)	17,033
Finance cost	(3,142)	(763)	725	(2,083)	—	(5,263)
Finance income	1,689	257	—	—	—	1,946

Net finance cost	(1,453)	(506)	725	(2,083)	—	(3,317)
Share of result of associates and joint ventures	10	1,126	66	—	(952)	250

Profit before tax	12,461	4,074	1,130	(2,083)	(1,615)	13,966
Income tax expense	(2,594)	(1,152)	(51)	—	304	(3,493)

Profit	9,867	2,922	1,079	(2,083)	(1,311)	10,473

Attributable to:
Equity holders of AB InBev (“parent”)	8,273	2,699	1,072	(2,083)	(1,311)	8,649
Non-controlling interest	1,594	223	7	—	—	1,824
Earnings per share
Basic	5.05					4.42	(5)
Diluted	4.96					4.36	(5)
Basic weighted average number of ordinary shares	1,638		317			1,955	(5)
Diluted weighted average number of ordinary shares	1,668		317			1,985	(5)

AB InBev

Unaudited Pro Forma Condensed Combined Income Statement

	Historical AB InBev for the six months ended 30 June 2016	Adjusted SABMiller for the six months ended 31 March 2016 (2)	Pro forma adjustments (US$m)			Total pro forma combined
			Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)
	US$m	US$m				US$m
Revenue	20,206	7,410	—	—	(1,332)	26,284
Cost of sales	(8,002)	(2,760)	(60)	—	591	(10,231)

Gross profit	12,204	4,650	(60)	—	(741)	16,053
Distribution expenses	(1,964)	(718)	(4)	—	106	(2,580)
Sales and marketing expenses	(3,568)	(1,013)	127	—	288	(4,166)
Administrative expenses	(1,179)	(830)	(5)	—	116	(1,898)
Other operating income/(expenses)	422	108	(1)	—	(55)	474

Restructuring (including impairment losses)	(62)	(32)	—	—	6	(88)
Business and asset disposal (including impairment losses)	2	—	—	—	—	2
Acquisition costs business combinations	(79)	(160)	239	—	—	—
Impairment of assets	—	(379)	—	—	—	(379)

Profit from operations	5,775	1,626	296	—	(280)	7,418
Finance cost	(4,918)	(392)	2,607	(194)	—	(2,897)
Finance income	805	124	(268)	—	—	661

Net finance cost	(4,113)	(268)	2,339	(194)	—	(2,236)
Share of result of associates and joint ventures	3	389	34	—	(325)	101

Profit before tax	1,664	1,747	2,669	(194)	(605)	5,283
Income tax expense	(835)	(582)	(20)	—	125	(1,312)

Profit	829	1,165	2,649	(194)	(480)	3,971

Attributable to:
Equity holders of AB InBev (“parent”)	285	1,059	2,646	(194)	(480)	3,318
Non-controlling interest	544	106	3	—	—	653
Earnings per share
Basic	0.17					1.69	(5)
Diluted	0.17					1.67	(5)
Basic weighted average number of ordinary shares	1,641		317			1,958	(5)
Diluted weighted average number of ordinary shares	1,673		317			1,990	(5)

AB InBev

Unaudited Pro Forma Condensed Combined Balance Sheet

	Historical AB InBev as of 30 June 2016	Adjusted SABMiller as of 31 March 2016 (2)	Pro forma adjustments (US$m)				Total pro forma combined
			Reclassifications to assets held for sale (4)	Acquisition adjustments (4)	Financing adjustments (3)	Divestiture adjustments (6)
	US$m	US$m					US$m
Assets
Non-current assets
Property, plant and equipment	19,309	7,750	(1,777)	907	—	—	26,189
Goodwill	65,210	14,268	—	76,366	—	—	155,844
Intangible assets	29,634	6,526	(634)	11,424	—	—	46,950
Investments in associates	286	4,114	(1,665)	2,251	—	—	4,986
Investments in joint ventures	—	5,512	(5,512)	—	—	—	—
Investment securities	49	19	(1)	—	—	—	67
Deferred tax assets	1,201	209	—	—	—	—	1,410
Employee benefits	5	—	—	—	—	—	5
Derivatives	213	565	—	—	—	—	778
Trade and other receivables	789	121	(61)	—	—	—	849

	116,696	39,084	(9,650)	90,948	—	—	237,078
Current assets
Investment securities	55,982	—	—	—	(54,507)	—	1,475
Inventories	3,282	993	(202)	—	—	—	4,073
Income tax receivable	994	59	(1)	—	—	—	1,052
Derivatives	1,544	281	—	—	—	—	1,825
Trade and other receivables	6,534	1,742	(486)	—	—	—	7,790
Cash and cash equivalents	6,050	1,430	—	(70,113)	71,319	6,431	15,117
Assets held for sale	47	—	9,491	8,820	—	(16,431)	1,927

	74,433	4,505	8,802	(61,293)	16,812	(10,000)	33,259

Total assets	191,129	43,589	(848)	29,655	16,812	(10,000)	270,337

AB InBev

Unaudited Pro Forma Condensed Combined Balance Sheet

	Historical AB InBev as of 30 June 2016	Adjusted SABMiller as of 31 March 2016 (2)	Pro forma adjustments (US$m)				Total pro forma combined
			Reclassifications to assets held for sale (4)	Acquisition adjustments (4)	Financing adjustments (3)	Divestiture adjustments (6)
	US$m	US$m					US$m
Equity
Issued capital	1,736	168	—	(168)	—	—	1,736
Share premium	17,620	6,849	—	(6,849)	—	—	17,620
Reserves	(18,053)	(3,130)	—	43,749	6,077	—	28,643
Retained earnings	32,587	19,005	—	(19,805)	—	—	31,787

Equity attributable to equity holders of AB InBev	33,890	22,892	—	16,927	6,077	—	79,786
Non-controlling interest	3,847	1,196	—	3,820	—	—	8,863

	37,737	24,088	—	20,747	6,077	—	88,649

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	101,045	8,814	—	322	9,865	—	120,046
Employee benefits	2,678	179	(20)	—	—	—	2,837
Deferred tax liabilities	11,890	2,250	—	7,826	—	(4,915)	17,051
Derivatives	338	26	—	—	—	—	364
Trade and other payables	1,389	28	—	—	—	—	1,417
Provisions	705	95	(4)	—	—	—	796

	118,045	11,392	(24)	8,148	9,865	(4,915)	142,511
Current liabilities
Bank overdrafts	55	159	—	—	—	—	214
Interest-bearing loans and borrowings	7,586	2,767	—	(10)	10,000	(10,000)	10,343
Income tax payable	430	830	(11)	—	—	4,915	6,164
Derivatives	9,547	213	(2)	—	(9,463)	—	295
Trade and other payables	17,601	3,870	(794)	—	—	—	20,677
Provisions	128	270	(17)	—	—	—	381

	35,347	8,109	(824)	(10)	537	(5,085)	38,074

Total equity and liabilities	191,129	43,589	(848)	28,885	16,479	(10,000)	269,234

Note 1. Basis of preparation

The unaudited pro forma financial information is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction, including the financing structure established to fund the Transaction, as well as the Transaction-related Divestitures described herein. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the Combined Group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the Combined Group for any future dates or periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Because the fiscal year ends differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2015 and the six months ended 30 June 2016 and financial information for SABMiller for the fiscal year ended 31 March 2016 and the six months ended 31 March 2016 has been used in preparation of the 2015 pro forma income statement and half year 2016 pro forma income statement, respectively. The financial information for SABMiller for the six months ended 31 March 2016 was calculated by taking the audited consolidated income statement of SABMiller for the fiscal year ended 31 March 2016, and subtracting the unaudited consolidated income statement for the six months ended 30 September 2015. Financial information for AB InBev as of 30 June 2016 and financial information of SABMiller as of 31 March 2016 has been used in preparation of the pro forma balance sheet.

The 2015 pro forma income statement and the half year 2016 pro forma income statement are based on the assumption that the Transaction was completed on 1 January 2015. The pro forma balance sheet as of 30 June 2016 is based on the assumption that the Transaction was completed on that day.

Pro forma adjustments reflected in the pro forma balance sheet are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures. Pro forma adjustments reflected in the pro forma income statements are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures, and which are expected to have a continuing impact on the Combined Group’s results of operations. Any nonrecurring items directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures are included in the pro forma balance sheet, but not in the pro forma income statements. In contrast, any nonrecurring items that were already included in AB InBev’s or SABMiller’s historical consolidated financial statements that are not directly related to the Transaction, the Transaction-related financing and the Transaction-related Divestitures have not been eliminated. Such pro forma adjustments are described in further detail in Note 3 and Note 4. The unaudited pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be generated in future periods.

Certain pro forma adjustments have been made to align SABMiller’s financial statement presentation and accounting policies under IFRS to those of AB InBev, which are further described in Note 2.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma financial information are calculated using an assumed estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded, or, where applicable, an estimated effective tax rate. The blended statutory rate and the effective tax rate of the Combined Group could be significantly different depending on the post-Transaction activities, and geographical mix of profit before taxes.

Note 2. Pro forma adjustments to SABMiller’s financial statements

Certain pro forma reclassifications and accounting policy adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev. These pro forma adjustments, set forth in the tables below, reflect AB InBev’s best estimates based upon the information currently available to AB InBev, and could be subject to change once more detailed information is obtained.

	Historical SABMiller for the fiscal year ended 31 March 2016	Pro forma reclassifications and accounting policy adjustments (a)	Adjusted SABMiller for the fiscal year ended 31 March 2016
	US$m		US$m
Revenue	19,833	(4,938)	14,895
Cost of sales	—	(5,588)	(5,588)

Gross profit	19,833	(10,526)	9,307
Net operating expenses	(16,379)	16,379	—
Distribution expenses	—	(1,421)	(1,421)
Sales and marketing expenses	—	(2,211)	(2,211)
Administrative expenses	—	(1,798)	(1,798)
Other operating income/(expenses)	—	133	133

Restructuring	—	(17)	(17)
Acquisition costs business combinations	—	(160)	(160)
Other impairment losses	—	(379)	(379)

Profit from operations	3,454	—	3,454
Finance cost	(763)	—	(763)
Finance income	257	—	257

Net finance cost	(506)	—	(506)
Share of result of associates and joint ventures	1,126	—	1,126

Profit before tax	4,074	—	4,074
Taxation	(1,152)	—	(1,152)

Profit	2,922	—	2,922

Attributable to:
Equity holders of the parent	2,699		2,699
Non-controlling interest	223		223

	Historical SABMiller for the six months ended 31 March 2016	Pro forma reclassifications and accounting policy adjustments (a)	Adjusted SABMiller for the six months ended 31 March 2016
	US$m		US$m
Revenue	9,843	(2,433)	7,410
Cost of sales	—	(2,760)	(2,760)

Gross profit	9,843	(5,193)	4,650
Net operating expenses	(8,217)	8,217	—
Distribution expenses	—	(718)	(718)
Sales and marketing expenses	—	(1,013)	(1,013)
Administrative expenses	—	(830)	(830)
Other operating income/(expenses)	—	108	108

Restructuring (including impairment losses)	—	(32)	(32)
Acquisition costs business combinations	—	(160)	(160)
Other impairment losses	—	(379)	(379)

Profit from operations	1,626	—	1,626
Finance cost	(392)	—	(392)
Finance income	124	—	124

Net finance cost	(268)	—	(268)
Share of result of associates and joint ventures	389	—	389

Profit before tax	1,747	—	1,747
Taxation	(582)	—	(582)

Profit	1,165	—	1,165

Attributable to:
Equity holders of the parent	1,059		1,059
Non-controlling interest	106		106

	Historical SABMiller as of 31 March 2016	Pro forma reclassifications adjustments (b)	Adjusted SABMiller as of 31 March 2016
	US$m		US$m
Assets
Non-current assets
Property, plant and equipment	7,750	—	7,750
Goodwill	14,268	—	14,268
Intangible assets	6,526	—	6,526
Investments in associates	4,114	—	4,114
Investments in joint ventures	5,512	—	5,512
Available for sale investments	19	(19)	—
Investment securities	—	19	19
Derivative financial instruments	565	—	565
Deferred tax assets	209	—	209
Trade and other receivables	121		121

	39,084	—	39,084

Current assets
Inventories	993	—	993
Income tax receivable	59	—	59
Derivative financial instruments	281	—	281
Trade and other receivables	1,742	—	1,742
Cash and cash equivalents	1,430	—	1,430

	4,505	—	4,505

Total assets	43,589	—	43,589

Equity
Issued capital	168	—	168
Share premium	6,849	—	6,849
Merger relief reserve	3,628	(3,628)	—
Reserves	(6,758)	3,628	(3,130)
Retained earnings	19,005	—	19,005

Equity attributable to equity holders of the parent	22,892	—	22,892
Non-controlling interest	1,196	—	1,196

	24,088	—	24,088

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	8,814	—	8,814
Employee benefits	—	179	179
Deferred tax liabilities	2,250	—	2,250
Derivative financial instruments	26	—	26
Trade and other payables	28	—	28
Provisions	274	(179)	95

	11,392	—	11,392

Current liabilities
Bank overdrafts	—	159	159
Interest-bearing loans and borrowings	2,926	(159)	2,767
Income tax payable	830	—	830
Derivative financial instruments	213	—	213
Trade and other payables	3,870	—	3,870
Provisions	270	—	270

	8,109	—	8,109

Total equity and liabilities	43,589	—	43,589

(a) Pro forma income statement reclassifications and accounting policy adjustments

The following pro forma classification adjustments have been made to SABMiller’s income statements in order to present them on a basis consistent with AB InBev’s. These adjustments reflect AB InBev’s best estimates based upon information currently available to AB InBev, and could be subject to change once more detailed information is obtained:

•	Presentation of net operating costs based on function (cost of sales, distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses) rather than based on nature;

•	Reclassification of excise taxes on a gross basis out of net operating expenses to a net basis within revenue, resulting in an offsetting adjustment to revenue and net operating expenses of USD 4.9 billion and USD 2.4 billion for the 2015 pro forma income statement and half year 2016 pro forma income statement, respectively; and

•	Separate disclosure of exceptional items, including restructuring, business and asset disposals and other impairment losses line items in accordance with AB InBev’s disclosure policy.

(b) Pro forma balance sheet reclassifications

The following pro forma classification adjustments have been made to SABMiller’s balance sheet in order to present them on a basis consistent with AB InBev’s. These adjustments reflect AB InBev’s best estimates based upon information currently available to AB InBev, and could be subject to change once more detailed information is obtained:

•	Available for sale investments are included as part of investment securities;

•	Merger relief reserve[1] is included as part of reserves.

•	Separate disclosure of employee benefits on the face of the balance sheet; and

•	Separate disclosure of bank overdrafts on the face of the balance sheet.

Note 3. Pro forma adjustments relating to financing

(a) Sources of funding

On 28 October 2015, AB InBev entered into the 2015 Senior Facilities Agreement, pursuant to which several lending institutions have agreed, subject to limited conditions, to provide the financing necessary to pay the cash portion of the consideration payable to SABMiller’s shareholders upon completion of the Transaction, the option shares (see Note 4(a)(ii) and (iii)) and provide the financing for fees, costs and expenses in connection with the Transaction:

•	Disposals Bridge Facility: A USD 10.0 billion multicurrency one year term loan facility;

•	Cash/DCM Bridge Facility A: A USD 15.0 billion multicurrency one year term loan facility;

•	Cash/DCM Bridge Facility B: A USD 15.0 billion multicurrency two year term loan facility;

•	Term Facility A: A USD 25.0 billion multicurrency three year term loan facility; and

•	Term Facility B: A USD 10.0 billion multicurrency five year term loan facility.

Each facility bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan in euro) plus margins ranging from 0.85% to 1.45%. The applicable margin is based on AB InBev’s credit rating as assessed by S&P and Moody’s. As the applicable margin to be applied is determined on a facility by facility basis, there are differing interest rates applied to each facility.

[1]	The merger relief reserve of SABMiller represents the excess of value attributed to the shares SABMiller issued historically as consideration for certain mergers over the nominal value of those shares issued in line with UK Companies Act 2006 requirements.

For the purposes of the unaudited pro forma financial information, AB InBev expects to receive proceeds of USD 20.0 billion from the Disposals Bridge Facility and from Term Facility B. USD 10.0 billion of the net proceeds from the Transaction-related Divestitures described herein will be used to cancel the Disposals Bridge Facility in entirety, as further discussed in Note 6. Further details for the calculation of the cash purchase consideration are included in Note 4(a)(ii).

Subject to certain exceptions, AB InBev is required to apply the entirety of the proceeds from any asset disposal in excess of USD 1.0 billion to cancel or repay the commitments or outstanding loans under the three bridge facilities, and is required to apply at least 80% of the net proceeds of any debt raising, including any debt capital markets offering (subject to certain exceptions) to cancel or repay the commitments or outstanding loans under the two Cash/DCM bridge facilities.

On 25 January 2016, AB InBev’s subsidiary ABIFI issued USD 46.0 billion aggregate principal amount of bonds. The bonds comprise the following series (collectively, the “January 2016 U.S. Notes”):

•	USD 4.0 billion aggregate principal amount of fixed rate Notes due 1 February 2019 bearing interest at an annual rate of 1.900%;

•	USD 7.5 billion aggregate principal amount of fixed rate Notes due 1 February 2021 bearing interest at an annual rate of 2.650%;

•	USD 6.0 billion aggregate principal amount of fixed rate Notes due 1 February 2023 bearing interest at an annual rate of 3.300%;

•	USD 11.0 billion aggregate principal amount of fixed rate Notes due 1 February 2026 bearing interest at an annual rate of 3.650%;

•	USD 6.0 billion aggregate principal amount of fixed rate Notes due 1 February 2036 bearing interest at an annual rate of 4.700%;

•	USD 11.0 billion aggregate principal amount of fixed rate Notes due 1 February 2046 bearing interest at an annual rate of 4.900%; and

•	USD 500 million aggregate principal amount of floating rate Notes due 1 February 2021 bearing interest at an annual rate of 126 basis points above three-month LIBOR.

On 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046 (the “January 2016 Taiwan Notes”, and together with the January 2016 U.S. Notes, the “January 2016 Notes”).

The above bond issuances result in aggregate net proceeds of approximately USD 47.0 billion. Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration to be used for the Transaction. USD 4.5 billion of the net proceeds are estimated to be used for general corporate purposes.

Following the receipt of the proceeds from the issuance of the January 2016 U.S. Notes, AB InBev was required to cancel the Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B for an aggregate principal amount of USD 30.0 billion in accordance with the mandatory prepayment provisions of the 2015 Senior Facilities Agreement. AB InBev also voluntarily cancelled USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement.

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium Term Note Programme. The notes comprise the following series (collectively, the “March 2016 Notes”):

•	EUR 1.3 billion aggregate principal amount of floating rate Notes due 17 March 2020;

•	EUR 1.8 billion aggregate principal amount of fixed rate Notes due 17 March 2020 bearing interest at an annual rate of 0.625%;

•	EUR 2.0 billion aggregate principal amount of fixed rate Notes due 17 March 2022 bearing interest at an annual rate of 0.875%;

•	EUR 2.5 billion aggregate principal amount of fixed rate Notes due 17 March 2025 bearing interest at an annual rate of 1.500%;

•	EUR 3.0 billion aggregate principal amount of fixed rate Notes due 17 March 2028 bearing interest at an annual rate of 2.000%; and

•	EUR 2.8 billion aggregate principal amount of fixed rate Notes due 17 March 2036 bearing interest at an annual rate of 2.750%.

The aggregate proceeds of the March 2016 issuance are approximately USD 14.8 billion, translated into U.S. dollars for the purposes of this unaudited pro forma financial information at a rate of USD 1.1194 per euro.

Substantially all of the net proceeds of the March 2016 Notes will be used to fund a portion of the cash consideration to be used for the Transaction. Following the receipt of these proceeds, AB InBev voluntarily cancelled the remaining USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement. USD 2.3 billion of the net proceeds are estimated to be used for general corporate purposes.

For the purposes of the pro forma debt adjustment, it is assumed that the facilities under the 2015 Senior Facilities Agreement were fully paid down as of 30 June 2016. The financing adjustment to cash reflected in the pro forma balance sheet is as follows:

(US$m)
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Term Facility B	10,000
Gross proceeds from January 2016 Notes	42,500
Gross proceeds from March 2016 Notes	12,500

Gross sources of funding	75,000
Less: Non-qualifying portion of economic hedge	(3,386	)(i)
Less: Debt issuance costs	(629	)(ii)

Net sources of funding	70,985
Amounts recorded in AB InBev historical balance sheet	54,506
Total cash financing adjustment	16,479

Net sources of funding	70,985

The following represents the reconciliation from the sources of funding detailed above to the debt adjustment in the pro forma balance sheet as of 30 June 2016:

(US$m)
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Term Facility B	10,000
Gross proceeds from January 2016 Notes	42,500
Gross proceeds from March 2016 Notes	12,500

Total gross proceeds	75,000
Less: Debt issuance costs	(629	)(ii)

Total net proceeds	74,371
Amounts recorded in AB InBev historical balance sheet	54,506
Current portion of debt adjustment	10,000
Non-current portion of debt adjustment	9,865

Total net proceeds	74,371

(i)	As of 30 June 2016, AB InBev entered into derivative foreign exchange forward contracts with respect to GBP 46.0 billion of the purchase price, to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling, of which GBP 16.7 billion did not qualify for hedge accounting. Considering the forward rate of USD 1.32182 per pound sterling as at 31 July 2016, the non-qualifying portion of the hedged cash consideration is approximately USD 3.4 billion. For the purposes of the pro forma balance sheet, it has been assumed that this USD 3.4 billion derivative liability has been settled in connection with the purchase consideration. Please refer to Note 4(a)(v) for further discussion of this derivative contract.
(ii)	In relation to the 2015 Senior Facilities Agreement, the January 2016 Notes and the March 2016 Notes, debt issuance costs were assumed to be USD 135 million, USD 376 million and USD 118 million of debt issuance costs, respectively, representing a total of USD 629 million.

The excess net liquidity resulting from the issuance of the January 2016 Notes and the March 2016 Notes of USD 54.5 billion was invested in U.S. Treasury Bills. As a result, USD 54.5 billion of “Investment securities” has been reclassified to “Cash and cash equivalents” to reflect the use of this cash to fund the Transaction for the purposes of the pro forma balance sheet.

(b) Interest expense

Interest expense in the 2015 pro forma income statement and half year 2016 pro forma income statement has been adjusted as follows based on the expected sources of funding described above:

(US$m)	Average principal	Interest rate	Interest expense for the 2015 pro forma income statement	Interest expense for the half year 2016 pro forma income statement
Term Facility B	10,000	2.01%	201	100
January 2016 Notes	42,500	3.74%	1,590	795
March 2016 Notes	12,500	1.57%	196	98

Total average principal	65,000		1,987	993
Debt issuance costs amortization—Senior Facilities Agreement	N/A	N/A	59	30
Debt issuance costs amortization—January 2016 Notes	N/A	N/A	26	13
Debt issuance costs amortization—March 2016 Notes	N/A	N/A	11	6

Total interest expense			2,083	1,042
Adjustment to interest expense			2,083	199
AB InBev historical interest expense 2016 Notes			—	843

Total interest expense			2,083	1,042

Pro forma adjustments to finance cost in the pro forma income statements include an adjustment to reflect the additional interest charges under Term Facility B, the January 2016 Notes and the March 2016 Notes. Term Facility B bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan denominated in euro) plus an applicable margin of 1.25%, as if the borrowing of USD 10.0 billion had occurred on 1 January 2015 for the pro forma income statements. For the purposes of the pro forma interest expense, it is assumed that the other senior facilities were fully paid down as of 1 January 2015, including the Disposals Bridge Facility, which is assumed to be paid down using USD 10.0 billion of the proceeds from divestitures, as described in Note 6.

As of 31 July 2016, AB InBev’s credit rating is A- and A3 with S&P and Moody’s, respectively. For purposes of the interest expense calculation relating to the 2015 Senior Facilities Agreement, AB InBev has assumed an interest rate based on the applicable margin matrix within the 2015 Senior Facilities Agreement for a credit rating of A- /A3. AB InBev has also considered the variability of the applicable margin based on AB InBev’s credit rating in accordance with the applicable margin matrix, which includes a maximum rating of “A+/A1” to a minimum rating of “BBB-/Baa3 or lower (or no rating)”. A change in the credit rating of AB InBev from A-/A3 to BBB-/Baa3 or lower (or no rating) would increase the interest expense for the pro forma income statements by approximately USD 20 million and USD 10 million for 2015 and half year 2016, respectively. A change in the credit rating of AB InBev from A-/A3 to A+/A1 would decrease the interest expense for the pro forma income statements by approximately USD 25 million and USD 13 million for 2015 and half year 2016, respectively.

For the purposes of the interest expense calculation relating to the January 2016 Notes, a weighted average interest rate of 3.74% has been applied to the USD 42.5 billion of notes reflected in the pro forma, based on the applicable interest rates of each tranche of the notes, since specific tranches were not identified to fund either the acquisition or for general corporate purposes.

For the purposes of the interest expense calculation relating to the March 2016 Notes, a weighted average interest rate of 1.57% has been applied to the USD 12.5 billion of notes reflected in the pro forma, based on the applicable interest rates of each tranche of the notes, since specific tranches were not identified to fund either the acquisition or for general corporate purposes.

For the purposes of calculating the above interest expense, a three month US dollar LIBOR rate of 0.75910% (plus applicable margin) as of 31 July 2016 has been assumed, which may differ from the rates in place when actually utilizing the facilities. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the pro forma income statements by approximately USD 15 million and USD 7 million for 2015 and half year 2016, respectively.

In addition to incremental interest charges, AB InBev has also recorded a pro forma adjustment for debt issuance costs amortization relating to the 2015 Senior Facilities Agreement, the January 2016 Notes and the March 2016 Notes, which will be deferred and amortized over the duration of the borrowing in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”.

For the purposes of this unaudited pro forma financial information, it has been assumed that the interest expense on the debt financing incurred to fund the Transaction will not be deductible for tax purposes. This assumption may be subject to change and may not be reflective of the deductions that will be available in future periods after completion of the Transaction.

For the purposes of the unaudited pro forma financial information, AB InBev has assumed that the new borrowings under Term Facility B, the January 2016 Notes and the March 2016 Notes will remain unchanged during the fiscal year ended 31 December 2015 and the six-month period ended 30 June 2016.

AB InBev may continue to seek alternatives to refinance a portion of the 2015 Senior Facilities Agreement in order to achieve its long term capital structure target. Except as noted for the Disposals Bridge Facility, the January 2016 Notes and the March 2016 Notes, for the purposes of this unaudited pro forma financial information, AB InBev has assumed that no such financings, refinancings or repayments have occurred.

Note 4. Pro forma adjustments related to the Transaction

(a) Preliminary purchase consideration and allocation

The Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business Combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value and limited information available. The actual fair values will be determined upon the completion of the Transaction and may vary from these estimates.

The estimated purchase consideration is calculated as follows:

			Offer per SABMiller share		Transaction equity value
			Share exchange ratio	Cash consideration per share (£)	Newbelco restricted shares	Cash consideration (£m)	Total equity value (£m)
SABMiller shares to be paid at £45 per share	1,002,262,457			£45.00	—	45,102	45,102	(iii)
SABMiller shares to be exchanged for Newbelco restricted share	655,000,000		0.483969	£4.6588	30,849	3,052	33,901	(ii)

Total SABMiller shares issued	1,657,262,457	(i)			30,849	48,154	79,003
Total equity value (£m)							79,003
Less: Estimated proceeds from options and share appreciation rights (SARs)							(592	)(iv)

Total consideration, net of share option proceeds (£m)							78,411
Total consideration, net of share option proceeds ($m)							112,943	(v)
Less: Non-qualifying portion of economic hedge							(3,386	)(v)

Purchase consideration, net of share option proceeds ($m)							109,557
Add: Fair market value of total debt assumed, including overdrafts							12,052	(vi)
Less: Total cash acquired							(1,430)

Purchase consideration, including debt assumed and net of cash acquired							120,179

The preliminary purchase consideration for pro forma purposes was based on the AB InBev share price as of 31 July 2016. At closing of the Transaction, the Partial Share Alternative and resulting purchase consideration will be valued based on the AB InBev share price of the day of the closing of the Transaction, adjusted for the specificities of the Partial Share Alternative in line with fair value measurement rules under IFRS.

The preliminary allocation of purchase consideration to fair value of assets acquired is as follows:

(US$m)
Net book value of the acquired assets and liabilities	18,934	(vi)
Fair value adjustments:
Property, plant and equipment	907	(vi)
Intangible assets	11,424	(vi)
Investments in associates	2,251	(vi)
Deferred taxes, net	(7,826	)(vii)
Assets held for sale, before tax	8,823	(vi)
Noncontrolling interests	(3,820	)(viii)
Goodwill	89,486	(ix)

Total allocation	120,179

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The final purchase price allocation may result in a material change in the fair value of the net assets acquired and consequently in the value of residual goodwill.

(i)	The 1,657,262,457 SABMiller shares issued includes 1,622,117,877 outstanding ordinary shares and total dilutive securities outstanding of 46,228,377, netted off against 11,083,797 ordinary shares held in the SABMiller’s Employee Benefit Trust, as of 30 June 2016.

(ii)	Under the terms of the Transaction, SABMiller shareholders who have elected the Partial Share Alternative will be entitled to receive GBP 4.6588 in cash and 0.483969 unlisted Restricted Shares of Newbelco in respect of each SABMiller ordinary share held. Shareholders of AB InBev will receive one new ordinary share in Newbelco for each AB InBev ordinary share held at the record date for the Belgian Merger.

The pro forma adjustment is based on Altria’s and BEVCO’s irrevocable undertakings to elect for the Partial Share Alternative in respect of their entire beneficial holdings of SABMiller shares (430,000,000 and 225,000,000 shares, respectively). Altria and BEVCO collectively hold a total of 655,000,000 SABMiller shares out of the 1,657,262,457 SABMiller shares issued (on a fully-diluted basis) as of 30 June 2016 and subject to the Partial Share Alternative. At an exchange ratio of 0.483969, Altria and BEVCO will receive 316,999,695 Restricted Shares under the Partial Share Alternative.

AB InBev entered into derivative instruments in relation to the Newbelco shares to be issued in relation to the Transaction, to hedge against exposure to changes in the share price of AB InBev. As of 30 June 2016, such derivatives did not qualify for hedge accounting and therefore, no effect has been given to this hedge within the calculation of the stock portion of the purchase consideration for pro forma purposes.

The stock portion of the purchase consideration in relation to the Partial Share Alternative of GBP 30.8 billion has been calculated using AB InBev’s closing share price on 31 July 2016 of EUR 115.30 (translated into pound sterling at a rate of EUR 1.1848 per pound sterling as of 31 July 2016) per Restricted Shares to be issued for 316,999,695 Restricted Shares.

The cash portion of the purchase consideration in relation to the Partial Share Alternative of GBP 3.1 billion has been calculated as GBP 4.6588 in respect of each SABMiller share, for 655,000,000 shares.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and GBP 3,138,153,064 in cash. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections, and the balance of the consideration will be satisfied in cash in accordance with the terms of the Transaction. The actual purchase consideration may fluctuate until this maximum is met, which would result in a corresponding increase of USD 164 million in purchase consideration.
The actual purchase consideration will fluctuate until the date of Transaction and therefore, the final valuation could differ significantly from the current estimate. Before adjusting the purchase consideration for the specificities for the Partial Share Alternative in line with fair value measurement rules under IFRS, a hypothetical 5% change in the price of AB InBev ordinary shares would result in a corresponding increase or decrease in the total purchase consideration of USD 2.0 billion, using a rate of USD 1.1113 per euro as of 31 July 2016 and all other factors remaining constant.

(iii)	Under the terms of the Transaction, SABMiller shareholders who have not validly elected (or are not deemed to have elected) for the Partial Share Alternative will be entitled to receive GBP 45.00 in respect of each SABMiller ordinary share held. The remaining 1,002,262,457 of the 1,657,262,457 SABMiller shares as of 30 June 2016 reflect the amount of shares that are not subject to any irrevocable undertakings and thus represent the maximum number of shares that can elect for the Cash Consideration. The purchase consideration related to the Cash Consideration of GBP 45.1 billion has been calculated as GBP 45.00 per SABMiller share, for 1,002,262,457 shares held.

The actual number of shares exchanged under the elections made (or deemed to be made) to receive the Cash Consideration and related purchase consideration may fluctuate to the extent that the elections for the Partial Share Alternative are satisfied to their maximum amounts as described in Note 4(a)(ii) above.

(iv)	The proceeds reflected in the previous table are based on the assumed exercise of 16,424,499 GBP denominated and 6,508,018 ZAR denominated share options and stock appreciation rights, outstanding on 30 June 2016 with a weighted average exercise price of GBP 27.66 and ZAR 410.97 (GBP 20.95), respectively, and 51,645 cash settled options and stock appreciation rights with a weighted average exercise price of GBP 25.77.

(v)	As of the date of preparation of this unaudited pro forma financial information, AB InBev has entered into derivative foreign exchange forward contracts with respect to a total of GBP 46.0 billion of purchase price at an average fixed exchange rate of 1.5276 per pound sterling to economically hedge against exposure to changes in the US dollar exchange rate for the payment of the cash purchase consideration in pound sterling.

As of the date of preparation of this unaudited pro forma financial information, GBP 16.7 billion of the total GBP 46.0 billion hedged cash consideration did not qualify for hedge accounting. The fair value movement on GBP 16.7 billion, arising from the difference between the average fixed exchange rate of USD 1.5276 per pound sterling and the forward rate of USD 1.3218 per pound sterling as at 31 July 2016, has been excluded from the calculation of the purchase consideration for pro forma purposes. The resulting adjustment to the purchase consideration to reflect the hedged cash consideration that did not qualify for hedge accounting is approximately USD 3.4 billion. The remaining unhedged cash consideration of GBP 2.2 billion, the proceeds on exercise of share options of GBP 592 million and the total value of Newbelco shares to be issued of GBP 30.8 billion have been translated at the spot rate of USD 1.3167 per pound sterling as at 31 July 2016. Refer to the calculation as follows:

	£m	$m
Economically hedged cash consideration	46,000	70,267
Unhedged cash consideration	2,154	2,836

Cash consideration	48,154	73,103
Estimated proceeds from options and SARs	(592)	(779)
Total value of Newbelco shares to be issued	30,849	40,619

Total consideration, net of share option proceeds	78,411	112,943
Non-qualifying portion of economic hedge		(3,386)

Purchase consideration, net of share option proceeds		109,557

(vi)	Except as discussed below, the carrying value of SABMiller’s assets and liabilities are considered to approximate their fair values.

The net book value of acquired assets of USD 18.9 billion was derived from the SABMiller balance sheet as of 31 March 2016 and represents net assets (excluding cash and cash equivalents, historical goodwill and borrowings) reduced by non-controlling interests.

The fair value of SABMiller’s debt, including overdrafts, is estimated to be USD 12.0 billion compared to a carrying value of USD 11.7 billion, resulting in an adjustment of USD 312 million. The adjustment is based on fair value estimates of publicly traded debt as of 30 June 2016. The book value of debt has been adjusted to reflect the premium at which SABMiller’s debt trades in public markets.

The fair value of SABMiller’s property, plant and equipment is estimated to be USD 6.9 billion or a net decrease of USD 870 million compared to a carrying value of USD 7.8 billion. The net decrease results from a fair value adjustment of USD 907 million and a reclassification of USD 1.8 billion of property, plant and equipment relating to the Transaction-related Divestitures to the assets held for sale category. Assuming an estimated effective tax rate of 29.6%, the increase in the deferred tax liability for the fair value adjustment to the remaining property, plant and equipment is estimated to be USD 268 million. The preliminary fair value estimates of property, plant and equipment have been determined by using a version of the indirect method of the cost approach. A secondary method of review was undertaken that consists of a benchmarking analysis, which compares the calculated value to net book value by asset category. However, a detailed analysis has not been completed and actual results may differ from these estimates.

The fair value of SABMiller’s intangible assets is estimated to be USD 17.3 billion or a net increase of USD 10.8 billion compared to a carrying value of USD 6.5 billion. The net increase results from a fair value adjustment of USD 11.4 billion and a reclassification of USD 634 million of intangible assets relating to the Transaction-related Divestitures to the assets held for sale category. Assuming an estimated effective tax rate of 29.6%, the increase in the deferred tax liability for the fair value adjustment to the remaining intangible assets is estimated to be USD 3.4 billion. The primary intangible assets include brands and contracts, for which the fair value estimates of identifiable intangible assets have been determined based on publicly available benchmark data, as well as the income approach. The assumptions used by AB InBev to arrive at the estimated fair value of the identifiable intangible assets are derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ from these estimates. AB InBev considers brands as intangibles with indefinite life.

Depreciation and amortization expense has been adjusted in the 2015 pro forma income statement to reflect a net decrease of USD 145 million (half year 2016: USD 57 million). The adjustment to depreciation and amortization expense reflects an increase in expense in the 2015 pro forma income statement of USD 134 million (half year 2016: USD 78 million) based on the estimated weighted average useful lives and the estimated fair value for identified amortizable intangible assets (excluding brands and certain distribution rights) and property, plant and equipment. This increase is offset by a decrease in expense of USD 279 million in the 2015 pro forma income statement (half year 2016: USD 135 million) resulting from the reversal of amortization of brands and certain distribution rights reported in the SABMiller income statement for the twelve months ended 31 March 2016 (and six months ended 31 March 2016), as AB InBev considers brands and certain distribution rights as intangible assets with indefinite useful lives, per AB InBev’s accounting policy. The related estimated net increase to income tax expense for the 2015 pro forma income statement is USD 51 million (half year 2016: USD 20 million). Share of result of associates and joint ventures has been adjusted in the 2015 pro forma income statement to reflect a decrease of USD 66 million (half year 2016: USD 34 million). This adjustment results from the reversal of amortization of brands and certain distribution rights held by SABMiller associates for the twelve months ended 31 March 2016 (and six months ended 31 March 2016), as AB InBev considers brands and certain distribution rights as intangible assets with indefinite useful lives.

The fair value of investments in associates is estimated to be USD 4.7 billion, a net increase of USD 586 million compared to a carrying value of USD 4.1 billion. The net increase results from a fair value adjustment of USD 2.3 billion and a reclassification of USD 1.7 billion of investments in associates relating to the Transaction-related Divestitures to the assets held for sale category. For public entities, fair value estimates are based on market data as of 30 June 2016. For non-public entities, the preliminary fair value estimates are based on the market approach or cost approach, as appropriate.

The fair value of assets held for sale (the Transaction-related Divestitures) is estimated to be USD 18.3 billion compared to a carrying value of USD 9.5 billion, resulting in an adjustment of USD 8.8 billion. The preliminary fair value estimate has been determined with reference to the USD 12.0 billion purchase price under the terms of the agreement entered into with Molson Coors on 11 November 2015, the USD 1.6 billion purchase price under the terms of the agreement with China Resources Beer (Holdings) Co. Ltd, the EUR 2.6 billion (USD 2.8 billion) purchase price under the terms of the binding offer received from Asahi, the USD 1.3 billion of SABMiller’s assets in Central and Eastern Europe and the USD 0.6 billion of SABMiller’s share of Distell Group Limited. The net deferred tax liability was increased by USD 4.1 billion relating to the assets held for sale. The total deferred tax liability of the Transaction-related Divestitures has been subsequently reclassified to current income tax payable.

(vii)	The total net deferred tax liability is estimated to be USD 9.8 billion or a net increase of USD 7.8 billion compared to a carrying value of USD 2.0 billion. The net increase results from a fair value adjustment relating to property, plant and equipment, intangible assets and assets held for sale as discussed above.

(viii)	The adjustment to non-controlling interest reflects management’s preliminary estimate of the fair value of the non-controlling interest of SABMiller that is anticipated to remain outstanding subsequent to the proposed Transaction. The fair value of non-controlling interest was derived primarily from a market-based multiple valuation approach using publicly available information.

(ix)	The goodwill balance arising from the Transaction is estimated to be USD 89.5 billion, which results in a net adjustment to goodwill of USD 75.2 billion. The goodwill arising from the Transaction of USD 89.5 billion has been calculated as the excess of the purchase consideration (including debt assumed and net of cash acquired) of USD 120.2 billion over the fair value of the net assets acquired of USD 30.7 billion.

(b) Transaction costs

(i)	2015 pro forma income statement

AB InBev incurred USD 53 million in costs related to the Transaction during the fiscal year ended 31 December 2015, of which USD 34 million related to advisory, legal, audit, valuation and other fees and costs recorded on the income statement within “Acquisition costs business combinations” and USD 19 million related to commitment fees for the 2015 Senior Facilities Agreement recorded on the income statement within “Finance cost”. SABMiller incurred USD 160 million in costs related to the Transaction during the fiscal year ended 31 March 2016, recorded on the income statement within “Acquisition costs business combinations”.

AB InBev also incurred nonrecurring finance charges totaling USD 706 million during the fiscal year ended 31 December 2015. This includes USD 688 million related to derivative foreign exchange forward contracts entered into with respect to the purchase price to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling and USD 18 million related to mark-to-market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the Transaction.

For the purposes of the unaudited pro forma financial information, an adjustment has been made to remove those costs from the 2015 pro forma income statement as they are nonrecurring charges directly relating to the Transaction. This results in a total adjustment to “Acquisition costs business combinations” and “Finance cost” of USD 194 million and USD 725 million, respectively.

(ii)	Half year 2016 pro forma income statement

AB InBev incurred USD 321 million in costs related to the Transaction during the six months ended 30 June 2016, of which USD 79 million related to advisory, legal, audit, valuation and other fees and costs recorded on the income statement within “Acquisition costs business combinations” and USD 242 million related to accelerated accretion expenses associated with the 2015 Senior Facilities Agreement following the cancellation of USD 42.5 billion and USD 12.5 billion in January and April 2016, respectively, as well as commitment fees for the 2015 Senior Facilities Agreement recorded on the income statement within “Finance cost”. SABMiller incurred USD 160 million in costs related to the Transaction during the six months ended 31 March 2016, recorded on the income statement within “Acquisition costs business combinations”.

AB InBev also incurred net nonrecurring finance charges totaling USD 2.1 billion during the six months ended 30 June 2016. This includes a charge of USD 2.4 billion related to derivative foreign exchange forward contracts entered into with respect to the purchase price to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling, income of USD 127 million related to mark-to-market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the Transaction and income of USD 141 million that represents the portion of the mark-to-market adjustments on derivatives entered into to pre-hedge the March 2016 Notes issuance, which directly relates to the funding of the cash consideration to be used for the Transaction.

For the purposes of the unaudited pro forma financial information, an adjustment has been made to remove those costs from the half year 2016 pro forma income statement as they are nonrecurring charges directly relating to the Transaction. This results in a total adjustment to “Acquisition costs business combinations”, “Finance cost” and “Finance income” of USD 239 million, USD 2.6 billion and USD 268 million, respectively.

(c) Impact on shareholders’ equity

The estimated impact on total shareholders’ equity as of 30 June 2016 is summarized as follows:

	Acquisition					Financing
(US$m)	Transaction costs	Eliminate SABMiller’s equity	Issuance of restricted shares for SABMiller ordinary shares	Transfer to reserves (1)	Total acquisition adjustments to equity	Foreign exchange contracts recognized in equity in relation to the Transaction (2)	Total adjustments to equity
Issued capital	—	(168)	9,678	(9,678)	(168)	—	(168)
Share premium	—	(6,849)	30,941	(30,941)	(6,849)	—	(6,849)
Reserves	—	3,130	—	40,619	43,749	6,077	49,826
Retained earnings	(800)	(19,005)	—	—	(19,805)	—	(19,805)

Total shareholders’ equity	(800)	(22,892)	40,619	—	16,927	6,077	23,004

(1)	To reflect the fact that Newbelco’s share capital and issue premium account will be reduced to create reserves through certain steps decided on by the Newbelco General Meeting in the notarial deed approving the Belgian Merger and in accordance with the Belgian Companies Code, each such step to become effective simultaneously with the Belgian Merger upon completion of the Transaction.
(2)	To reflect the settlement of the derivative foreign exchange forward contracts that qualify for hedge accounting.

AB InBev expects to incur approximately USD 0.7 billion in transaction costs related to entering into the financing arrangements and approximately USD 1.0 billion in advisory, legal, audit, valuation and other fees. USD 0.8 billion is presented as an acquisition adjustment in the pro forma balance sheet that reduces cash with a corresponding reduction in retained earnings, representing the portion of the transaction costs not incurred by AB InBev as of 30 June 2016.

Note 5. Pro forma earnings per share

Pro forma earnings per share for the pro forma income statements have been recalculated to show the impacts of the Transaction and the Transaction-related Divestitures, on a constant diluted and basic outstanding share basis, assuming shares issued in connection with the Transaction were outstanding at the beginning of the period presented. The pro forma adjustments for the Transaction and Transaction-related Divestitures include the removal of any nonrecurring items directly attributable to the Transaction, which have been historically recorded in the income statements of the companies. The following table presents pro forma earnings per share for the 2015 pro forma income statement and half year 2016 income statement:

	2015 income statement		Half year 2016 income statement
US$m	Historical AB InBev	Pro forma combined group	Historical AB InBev	Pro forma combined group
Profit attributable to equity holders of AB InBev	8,273	8,649	285	3,313
Weighted average number of ordinary shares	1,638	1,955	1,641	1,958

Basic EPS	5.05	4.42	0.17	1.69

Profit attributable to equity holders of AB InBev	8,273	8,649	285	3,313
Weighted average number of ordinary shares (diluted)	1,668	1,985	1,673	1,990

Diluted EPS	4.96	4.36	0.17	1.66

Note 6. Divestitures

The following Transaction-related Divestitures have been reflected in the pro forma income statements and the pro forma balance sheet.

MillerCoors and the Miller Brand Portfolio Outside of the U.S.

Under the terms of the purchase agreement between AB InBev and Molson Coors, Molson Coors will acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller upon completion of the Transaction. Additionally, Molson Coors will acquire full ownership of the Miller brand portfolio outside of the U.S. and retain the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market, as well as related trademarks and other intellectual property rights.

Proceeds from the divestiture of the MillerCoors joint venture and the Miller brand portfolio outside of the U.S. are estimated to be USD 12.0 billion before taxes and USD 7.5 billion after taxes, assuming an estimated statutory tax rate of 37.5%.

European Premium Brands

AB InBev has accepted a binding offer from Asahi to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands, UK and internationally at EUR 2.6 billion on a debt free/cash free basis.

Proceeds from the divestiture of the Peroni, Grolsch and Meantime brand families and related businesses are estimated to be EUR 2.6 billion (USD 2.8 billion) before and after taxes.

CR Snow

Under the terms of the agreement between AB InBev and China Resources Beer (Holdings) Co. Ltd, China Resources Beer (Holdings) Co. Ltd will acquire SABMiller’s 49% interest in CR Snow and upon completion of the Transaction, CR Snow will become a direct wholly owned subsidiary of China Resources Beer (Holdings) Co. Ltd.

Proceeds from the divestiture of CR Snow are estimated to be USD 1.6 billion before taxes and USD 1.4 billion after taxes, assuming an estimated statutory tax rate of 10%.

Central and Eastern European Brands

AB InBev has announced its offer to divest the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) as part of an updated package of commitments submitted to the European Commission in connection with its review of the Transaction. As a result, the Central and Eastern European assets are presented as assets held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” in the pro forma balance sheet with an adjustment to remove the corresponding income and expenses from the pro forma income statements.

Ownership in Distell Group Limited

AB InBev has agreed to divest SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is to be concluded after the closing of the Transaction in accordance with the approval (with conditions) given by the South Africa Competition Tribunal. As a result, the 26.5% share of Distell Group assets is presented as an asset held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” in the pro forma balance sheet with an adjustment to remove the corresponding income and expenses from the pro forma income statements.

Use of proceeds from Transaction-related Divestitures

Under the terms of the 2015 Senior Facilities Agreement, the net proceeds from the Transaction-related Divestitures described herein are required to be used to pay down and cancel the Disposals Bridge Facility. Further details of the impact on the financing pro forma adjustment are included within Note 3(a). As a result, the proceeds from the Disposals Bridge Facility are presented net of USD 10.0 billion of the USD 11.7 billion in net proceeds received from the Transaction-related Divestitures within the unaudited pro forma financial information. The remaining USD 1.7 billion in net proceeds are presented as excess cash proceeds from the Transaction-related Divestitures since additional proceeds are not required to be used to pay down any other facilities under the 2015 Senior Facilities Agreement.

The unaudited pro forma financial information reflects the preliminary allocations of the assets, liabilities, revenues and expenses directly attributable to the Transaction-related Divestitures. The allocation methodologies developed for the purposes of these pro forma amounts are considered reasonable by AB InBev’s management to present the unaudited pro forma financial information. The results of the Transaction-related Divestitures include certain allocated costs but the financial information does not necessarily reflect the financial position or results of operations as if these brands and assets were stand-alone entities for the periods presented.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in certain jurisdictions and the necessary shareholder approvals. AB InBev may consider other potential asset or business divestitures in connection with the Transaction which may be material to the Combined Group. Any other potential divestitures are not reasonably certain at this time, and the effects of any such divestitures (other than the Transaction-related Divestitures described herein) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals AB InBev may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on the Combined Group’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

MATERIAL AGREEMENTS

The following is a summary of certain material terms of certain contracts entered into by AB InBev, SABMiller and/or related parties in connection with the Transaction. This summary is qualified in its entirety by reference to the full text of each of the agreements referenced below, which are incorporated by reference in their entirety and are filed with the registration statement of which this prospectus forms a part. We urge you to read carefully this entire prospectus, including the exhibits and the documents incorporated by reference. You should also review the section entitled “Where You Can Find More Information”.

The Co-operation Agreement

The following is a summary of certain material terms of the Co-operation Agreement and is qualified in its entirety by reference to the complete text of the Co-operation Agreement, which is incorporated into this prospectus by reference and attached as Exhibit 2.1 to the registration statement of which this prospectus forms a part.

Covenants and Agreements in the Co-operation Agreement

On 11 November 2015, AB InBev and SABMiller entered into the Co-operation Agreement, pursuant to which AB InBev agreed to use its best efforts to secure the regulatory clearances and authorizations necessary to satisfy the pre-conditions and regulatory conditions to the Transaction, as set out in Part V (Conditions to and Certain Further Terms of the Transaction) of the UK Scheme Circular, excerpts of which are attached hereto as Annex A.

AB InBev and SABMiller agreed, amongst other things, to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorizations. AB InBev and SABMiller also agreed to provide each other with certain information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of certain other official authorizations or regulatory clearances required in relation to the implementation of the Transaction. AB InBev has agreed that if any clearance remains outstanding by the specified long stop date, AB InBev will use its best endeavors to enter into any arrangements as may be necessary with the relevant regulatory authorities to maintain the relevant regulatory authorities’ ability to obtain an effective remedy under the relevant merger control provisions, including any conditions, undertakings or hold-separate arrangements.

AB InBev and SABMiller also agreed to work together in good faith to develop a proposal in relation to each of the participants in SABMiller’s Zenzele Scheme as soon as reasonably practicable following the date of the Co-operation Agreement (and will provide each other with reasonable assistance to do so). For six months following the date of the Co-operation Agreement (or such longer period that SABMiller and AB InBev agree, each acting reasonably and in good faith) and, if applicable, from the date of agreement between AB InBev and SABMiller on any such proposals, SABMiller will not cause or give notice of an acceleration of the expiry of the Zenzele Scheme or any proposal without AB InBev’s consent. Agreement has been reached on a proposal to amend the Zenzele Scheme, the key terms of which are set out in “The Transaction—Other Transaction-Related Agreements and Arrangements—Zenzele Broad-Based Black Economic Empowerment Scheme”.

AB InBev has agreed to indemnify and hold harmless SABMiller (and each member of the SABMiller Group) from losses, liabilities, and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller (or any member of the SABMiller Group) arising from actions taken by the SABMiller Group prior to the termination of the Co-operation Agreement in compliance with specific obligations under the Co-operation Agreement, including pursuant to any indemnification arrangements between the SABMiller Group and Intertrust, such as the Intertrust Engagement Letter.

AB InBev and SABMiller also agreed in the Co-operation Agreement to certain retention and other arrangements for SABMiller employees (excluding executive directors and members of the executive committee). The Co-operation Agreement also contains provisions in relation to the SABMiller Share Option Plans. See “The Transaction—Interests of Certain Persons in the Transaction—Interests of SABMiller Directors and Management in the Transaction—Treatment of stock options and awards” for more information.

On 1 July 2016, AB InBev and SABMiller entered into a deed of amendment amending the Co-operation Agreement clarifying that the retention and other arrangements for SABMiller employees set out in the Co-operation Agreement will not apply to employees of the CCBA group, other than those individuals who were employees of a member of the SABMiller Group immediately before completion of the CCBA transaction. For more details on the CCBA transaction, see “The Business of SABMiller—Overview by business segment—Africa”.

It is expected that AB InBev and SABMiller will enter into a further deed of amendment amending the Co-operation Agreement in order to modify the transitional bonus arrangements for SABMiller employees in respect of the period following completion of the Transaction to take account of the impact on bonus targets of the planned divestments of various SABMiller businesses by AB InBev on and following completion. The deed of amendment provides that:

•	for those SABMiller employees (other than executive directors of SABMiller) who remain in employment after completion of the Transaction, if completion occurs before 31 December 2016, bonuses for the period to 31 December 2016 (or to the date of termination of their employment, if earlier) will be calculated on a pro rata basis as follows: (i) any part of a bonus dependent on business unit (including country) performance, where such performance is measureable for the period ending 31 December 2016, shall be determined by reference to the existing applicable performance targets pro-rated and adjusted for the shortened period and, provided that such performance targets are achieved, multiplied by 1.2, and (ii) any part of a bonus dependent on SABMiller regional performance and SABMiller group performance, and business unit (including country) performance where such performance is not measurable for the period ending 31 December 2016, shall be at 75% of the maximum bonus opportunity; and

•	for those employees of the SABMiller Group (other than the SABMiller executive directors and members of the executive committee) who remain in employment on 1 January 2017 (or, if later, completion of the Transaction), bonuses for the calendar year starting on that date will be determined by reference to targets set by AB InBev and subject to a multiplier of 1.2 where company performance targets are achieved, provided that for those employees whose employment is terminated prior to 31 December 2017, bonus payments will be calculated on a pro rata basis to the date of termination.

Termination of the Co-operation Agreement

Subject to the following, the Co-operation Agreement shall terminate with immediate effect and all rights and obligations of the parties under the Co-operation Agreement shall cease forthwith, as follows:

•	if agreed in writing between the parties;

•	upon service of written notice by AB InBev to SABMiller, if one or more of the following occurs:

•	the relevant SABMiller directors withdraw, adversely modify or adversely qualify the SABMiller board recommendation in respect of the Transaction or fail to publicly reaffirm such unanimous and unconditional recommendation within five business days of AB InBev’s reasonable request to do so (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration); or

•	subject to certain limitations, if the Transaction is being implemented by way of the UK Scheme and the meeting of the relevant SABMiller shareholders in connection with the UK Scheme, the SABMiller General Meeting, the Newbelco General Meeting and the UK Scheme sanction hearing are not held by the specified dates;

•	upon service of written notice by either party to the other, following a Break Payment Event (as defined below);

•	upon service of written notice by AB InBev to SABMiller prior to the long stop date (11 May 2017 or such later date as AB InBev and SABMiller may agree) stating that either:

•	any condition which has not been waived is (or has become) considered by AB InBev incapable of satisfaction by the long stop date and, notwithstanding that AB InBev has the right to waive such condition, AB InBev will not do so; or

•	any condition which is incapable of waiver is considered by AB InBev incapable of satisfaction by the long stop date,

in each case in circumstances where the invocation of the relevant condition (or confirmation that the condition is incapable of satisfaction, as appropriate) is permitted by the UK Panel;

•	upon service of written notice by AB InBev to SABMiller if: (i) the UK Scheme is not approved at the meeting of SABMiller shareholders convened with the permission of the High Court of Justice in England and Wales in connection with the UK Scheme, (ii) the SABMiller Resolution is not passed at the SABMiller General Meeting, or (iii) the Newbelco Resolutions are not passed at the Newbelco General Meeting;

•	upon service of written notice by AB InBev to SABMiller, if a competing proposal: (A) is recommended in whole or part by the relevant SABMiller directors; or (B) completes, becomes effective or is declared or becomes unconditional in all respects;

•	if the Transaction is, with the permission of the UK Panel and, when applicable, the FSMA, withdrawn or lapses in accordance with its terms prior to the long stop date (other than where: (i) such lapse or withdrawal is as a result of the exercise of AB InBev’s right to effect a switch from the UK Scheme to a UK takeover offer; or (ii) it is otherwise to be followed within five business days by an announcement under Rule 2.7 of the UK City Code on Takeovers and Mergers made by AB InBev or a person acting in concert with AB InBev to implement the Transaction by a different offer or scheme on substantially the same or improved terms); or

•	if completion of the Belgian Merger has not occurred by the long stop date.

Termination of the Co-operation Agreement shall be without prejudice to the rights of any of the parties which have arisen at or prior to termination. Certain customary provisions of the Co-operation Agreement shall survive termination.

Break Payment

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event (as defined below), AB InBev has agreed to pay or procure the payment to SABMiller of USD 3.0 billion if, prior to the termination of the Co-operation Agreement:

•	those shareholder resolutions of AB InBev which are necessary to approve, implement and effect the Belgian Merger, the Belgian Offer and the Transaction, including to the extent necessary for the approval of any relevant AB InBev transaction documents, are not passed by a specified date;

•	at or before the start of the AB InBev General Meeting, (i) the AB InBev board withdraws, adversely modifies or adversely qualifies the AB InBev board recommendation in respect of the Transaction or fails to reaffirm or reissue the AB InBev board recommendation within five business days of SABMiller’s reasonable request to do so and (ii) within ten business days, SABMiller confirms to AB InBev that it no longer intends to proceed with the Transaction (and the UK Panel and the FSMA, if applicable, confirm that AB InBev is no longer required to proceed with the Transaction); or

•	any regulatory condition to the Transaction (as set out in the UK Scheme Circular) has not been satisfied or waived by 11:59 p.m. on the date which is 14 days prior to the long stop date (11 May 2017 or such later date as AB InBev and SABMiller may agree), or AB InBev invokes (and is permitted by the UK Panel to invoke) any regulatory condition on or prior to the agreed long stop date,

(each, a “Break Payment Event”).

In the event that a Break Payment Event occurs and AB InBev has paid the break payment (except with respect to (i) any amount payable by AB InBev pursuant to certain specific indemnity provisions in the Co-operation Agreement, and (ii) fraud), SABMiller’s receipt of the break payment shall be the sole and exclusive remedy of the SABMiller Group in respect of any and all costs and expenses incurred by the SABMiller Group arising out of or in connection with the Co-operation Agreement, certain related agreements, and the Transaction, and for any and all losses and damages suffered arising out of or in connection with the Co-operation Agreement, certain related agreements or the Transaction.

Information Rights Agreement

On 11 November 2015, AB InBev and Altria entered into an information rights agreement, pursuant to which Newbelco will share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in Newbelco. Upon the closing of the Transaction, this Information Rights Agreement will replace the existing relationship agreement that is in place between Altria and SABMiller.

Under the terms of the Transaction, as stated in the November Rule 2.7 Announcement, any former SABMiller shareholder other than Altria will be entitled, from completion of the Transaction, to enter into an agreement with Newbelco on substantially the same terms as the Information Rights Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newbelco board of directors that it meets the following criteria:

•	it will be the sole legal and beneficial holder of no less than 10% of the share capital of Newbelco in issue from time to time;

•	for the purposes of its financial reporting it accounts for its shareholding in Newbelco on the basis of the equity method of accounting in accordance with U.S. GAAP; and

•	it is a U.S. listed company subject to the reporting requirements under the Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.

Tax Matters Agreement

On 11 November 2015, AB InBev entered into the Tax Matters Agreement with Altria, pursuant to which AB InBev (and, after completion of the Transaction, Newbelco) will provide assistance and co-operation to, and will give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the Transaction.

In particular, AB InBev gives certain representations as to the structure and implementation of the Transaction that support the giving of opinions by Altria’s U.S. counsel that (i) the transfer of SABMiller shares subject to the UK Scheme from the SABMiller shareholders to Newbelco, the issue of the Initial Shares to the SABMiller shareholders, the registration of the SABMiller shareholders as Newbelco shareholders in the share register of Newbelco, the re-registration of SABMiller as a private limited company and the election by SABMiller to be disregarded as an entity separate from Newbelco for U.S. federal income tax purposes and (ii) the reclassification and consolidation of the Initial Shares into Restricted Shares, will qualify as tax-free reorganizations for U.S. federal income tax purposes.

If Altria is unable to obtain such tax opinions from its U.S. counsel as a result of a change in law or an action taken by SABMiller, in certain circumstances an alternative set of representations may be given by AB InBev, which support the characterization of the transfer of the SABMiller shares from the SABMiller shareholders to Newbelco, the issue of the Initial Shares to the SABMiller shareholder (without the election by SABMiller to be disregarded as an entity separate from Newbelco for U.S. federal income tax purposes) and the Belgian Merger (together) as a transaction that will qualify for non-recognition of gain and loss for U.S. federal income tax purposes under Section 351 of the Code.

If certain of AB InBev’s representations or undertakings are breached, including, potentially, because the structure of the Transaction is required to be amended, AB InBev (and, after the completion of the Transaction, Newbelco) may be required to indemnify Altria for certain tax costs it may incur in relation to the Transaction.

The Tax Matters Agreement sets out the framework for ongoing co-operation between AB InBev and Altria after completion of the Transaction in relation to certain matters that are relevant to Altria under U.S. tax legislation. The Tax Matters Agreement provides that, upon completion of the Transaction, the existing tax matters agreement in place between Altria and SABMiller will be terminated. The Tax Matters Agreement is attached as Exhibit 10.2 to the registration statement of which this prospectus forms a part.

On      August 2016, AB InBev and Altria entered into an amendment agreement in respect of the Tax Matters Agreement, in order to make certain adjustments to the representations as to the structure and implementation of the Transaction to reflect additional details that have developed since 11 November 2015.

Under the terms of the Transaction, as stated in the November Rule 2.7 Announcement, any SABMiller shareholder other than Altria will be entitled, from the date the Transaction closes, to enter into an agreement with Newbelco on substantially the same terms as the Tax Matters Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newbelco board of directors that it meets the following criteria:

•	it is a United States corporation;

•	it owns (or is deemed to own for U.S. federal income tax purposes) no less than 5% of the SABMiller shares; and

•	it owns (or is deemed to own for U.S. federal income tax purposes) no less than 10% of the Restricted Shares at completion of the Transaction.

Shareholder Irrevocable Undertakings

Altria Irrevocable

On 11 November 2015, AB InBev entered into an irrevocable undertaking with Altria, pursuant to which Altria has irrevocably undertaken to vote in favor of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller ordinary shares.

Pursuant to the terms of the Altria Irrevocable, Altria is permitted to pledge its holding of SABMiller ordinary shares in the period to completion of the Transaction provided that the relevant pledgee (meaning, the beneficiary of a pledge) provides an undertaking in favor of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the Altria Irrevocable (or such other forms as to which AB InBev may agree). In addition, pursuant to the terms of a letter of consent between AB InBev and Altria dated 11 November 2015 entered into in connection with the Altria Irrevocable, AB InBev has given its prior consent to Altria creating pledges (at any time and from time to time prior to the fifth anniversary of the completion of the Transaction) over any Restricted Shares held by Altria after the completion of the Belgian Merger, such consent being binding on Newbelco.

The Altria Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

•	eighteen months from the date of the Altria Irrevocable (or such later date as may be agreed by Altria);

•	if AB InBev publicly announces (with the consent of the UK Panel) that it does not intend to proceed with the Transaction and no new, revised or replacement UK Scheme to which the Altria Irrevocable applies is publicly announced at the same time;

•	if the UK Scheme is withdrawn or lapses in accordance with its terms and no new, revised or replacement UK Scheme to which the Altria Irrevocable applies is publicly announced in its place or at the same time;

•	if the Newbelco Resolution to adopt the new articles of association of Newbelco with effect from the closing of the Belgian Offer is not passed or is revoked or amended prior to the UK Scheme becoming effective;

•	if there is an increase in the Cash Consideration and Altria has not given its consent to such increase in circumstances where the cash element of the Partial Share Alternative is not increased by an equal (or greater) amount;

•	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

•	on written notice from Altria, if (i) changes are made to the Proposed Structure or (ii) AB InBev agrees to, permits or in any way facilitates any action by SABMiller that would constitute “frustrating action” under Rule 21.1 of the UK City Code on Takeovers and Mergers with respect to the Transaction, in each case other than with the consent of Altria and which would be reasonably expected to have certain material adverse effects on Altria; or

•	on written notice from Altria, if AB InBev fails to deliver six business days prior to the meeting of the relevant SABMiller shareholders in connection with the UK Scheme and the SABMiller General Meeting, the certification it is required to deliver on such date(s) pursuant to the Tax Matters Agreement.

In the event that the Altria Irrevocable ceases to be binding in accordance with the last two bullets above, Altria is required to vote against the UK Scheme and SABMiller Resolution in respect of its entire beneficial holding of SABMiller ordinary shares. As a result of Altria’s holding of SABMiller ordinary shares, this requirement would be expected to result in the UK Scheme not becoming effective.

In the event that AB InBev elects to implement the Transaction by way of a UK takeover offer (rather than the UK Scheme) and Altria has consented to such election, the provisions of the Altria Irrevocable will apply to such UK takeover offer mutatis mutandis.

On 25 July 2016, Altria and AB InBev entered into a deed confirming Altria’s consent and agreement to (i) the increase in the amount of the Cash Consideration, (ii) the increase in the cash element of the Partial Share Alternative and (iii) the Altria Irrevocable remaining in full force and effect.

The Altria Irrevocable and the deed referred to above are attached as Exhibits 10.5 and 10.6 to the registration statement of which this prospectus forms a part.

BEVCO Irrevocable

On 11 November 2015, AB InBev entered into an irrevocable undertaking with BEVCO, pursuant to which BEVCO has irrevocably undertaken to vote in favor of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller ordinary shares.

BEVCO had 83,288,000 SABMiller ordinary shares pledged as at the date of the BEVCO Irrevocable. Pursuant to the terms of the BEVCO Irrevocable, BEVCO is permitted to pledge additional SABMiller ordinary shares in the period prior to completion of the Transaction provided that the relevant pledgee provides an undertaking in favor of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the BEVCO Irrevocable (or such other form as AB InBev may agree). In addition, pursuant to the terms of a letter of consent between AB InBev and BEVCO dated 11 November 2015 entered into in connection with the BEVCO Irrevocable, AB InBev has given its prior consent to BEVCO or any of its affiliates creating pledges over any Restricted Shares held by BEVCO or any of its affiliates from closing of the Belgian Offer, such consent being binding on Newbelco.

The BEVCO Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

•	in respect of the SABMiller ordinary shares pledged as of the date of the BEVCO Irrevocable and in relation to certain undertakings in the BEVCO Irrevocable only, in the event of a foreclosure event;

•	if the UK Scheme does not become effective by the date falling eighteen months from the date of the BEVCO Irrevocable (or such later date as may be agreed by BEVCO);

•	if AB InBev publicly announces (with the consent of the UK Panel) that it does not intend to proceed with the Transaction (and no new, revised or replacement UK Scheme (to which the BEVCO Irrevocable applies) is publicly announced at the same time);

•	if the UK Scheme is withdrawn or lapses in accordance with its terms (and no new, revised or replacement UK Scheme (to which the BEVCO Irrevocable applies) is publicly announced in its place or at the same time);

•	on written notice from BEVCO, if the Altria Irrevocable:

•	lapses in accordance with its terms; or

•	is varied or waived such that (in aggregate) there are commitments in force from or on behalf of shareholders of SABMiller or holders of Initial Shares (excluding BEVCO’s holding of SABMiller ordinary shares or Initial Shares) to elect for the Partial Share Alternative in respect of less than 400,000,000 SABMiller ordinary shares;

•	on written notice from BEVCO, if (i) a relevant change to the structure of the Transaction is publicly announced or published in any Transaction Document (as defined in the BEVCO Irrevocable), (ii) BEVCO provides AB InBev with written notice (countersigned or accompanied by notices from any relevant secured parties) confirming that there has been or that it is expected that there would be an exercise by certain secured parties of an event of default or a requirement to post additional collateral, as applicable, pursuant to certain of BEVCO’s financing agreements if the Transaction were to be implemented in the manner contemplated by the proposed structure change and (iii) such proposed structure change is not required by applicable law, regulation (including the UK City Code on Takeovers and Mergers) or any applicable regulatory authority (including the UK Panel or the FSMA); or

•	on written notice from BEVCO if a relevant change to the structure of the Transaction is required by applicable law, regulation (including the UK City Code on Takeovers and Mergers) or any applicable regulatory authority (including the UK Panel or the FSMA), provided that (other than in respect of the SABMiller ordinary shares pledged as of the date of the BEVCO Irrevocable), the obligation to elect for the Partial Share Alternative (and certain other obligations, but not the undertaking to vote in favor of the SABMiller Resolution) will remain binding.

In the event that AB InBev elects to implement the Transaction by way of a UK takeover offer (rather than the UK Scheme) and BEVCO has consented to such election, the provisions of the BEVCO Irrevocable will apply to such UK takeover offer mutatis mutandis.

On 26 July 2016, BEVCO and AB InBev entered into a deed confirming BEVCO’s consent and agreement to (i) the increase in the amount of the Cash Consideration, (ii) the increase in the amount of the cash element of the Partial Share Alternative and (iii) the BEVCO Irrevocable remaining in full force and effect.

On 5 August 2016, AB InBev entered into a supplemental irrevocable undertaking with BEVCO (the “BEVCO Supplemental Irrevocable”), pursuant to which, in respect of the undertakings in the BEVCO Irrevocable that might otherwise cease to be binding upon the occurrence of a foreclosure event, equivalent undertakings have been provided by BEVCO in respect of the Deutsche Bank Pledged Shares (as defined below) covering the period from the occurrence of a foreclosure event until following the taking of enforcement action by Deutsche Bank AG (“Deutsche Bank”) under the pledge arrangements described below. The undertakings and obligations contained in the BEVCO Irrevocable remain in full force and effect.

The BEVCO Supplemental Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

•	if the BEVCO Irrevocable lapses or ceases to be effective in accordance with its terms;

•	in respect of the Existing Deutsche Bank Pledged Shares (as defined below), if there is an applicable structure change; or

•	in respect of the Further Deutsche Bank Pledged Shares (as defined below) and in relation to the undertaking to vote in favor of the Transaction (but not, for the avoidance of doubt, the obligation to elect for the Partial Share Alternative which will remain binding), if there is an applicable structure change.

The BEVCO Irrevocable, the deed referred to above and the BEVCO Supplemental Irrevocable are attached as Exhibits 10.7, 10.8 and 10.9, respectively, to the registration statement of which this prospectus forms a part.

Deutsche Bank Irrevocable

As at 11 November 2015, BEVCO had pledged 18,000,000 SABMiller Shares to Deutsche Bank (the “Existing Deutsche Bank Pledged Shares”).

On 5 August 2016, in connection with the pledge by BEVCO of an additional 10,000,000 SABMiller ordinary shares to Deutsche Bank (the “Further Deutsche Bank Pledged Shares” and together with the Existing Deutsche Bank Pledged Shares, the “Deutsche Bank Pledged Shares”), AB InBev entered into an irrevocable undertaking with Deutsche Bank (the “Deutsche Bank Irrevocable”) pursuant to which Deutsche Bank has irrevocably undertaken to vote in favor of the Transaction and to elect for the Partial Share Alternative in respect of the Deutsche Bank Pledged Shares following the taking of any enforcement action by Deutsche Bank under the pledge arrangements relating to the Deutsche Bank Pledged Shares.

The Deutsche Bank Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

•	if AB InBev publicly announces that it does not intend to proceed with the Transaction (and no new, revised or replacement UK Scheme (to which the Deutsche Bank Irrevocable applies) is publicly announced at the same time);

•	if the UK Scheme is withdrawn or lapses in accordance with its terms (and no new, revised or replacement UK Scheme (to which the Deutsche Bank Irrevocable applies) is publicly announced in its place or at the same time);

•	if the BEVCO Irrevocable or the BEVCO Supplemental Irrevocable lapse or cease to be effective in accordance with their respective terms;

•	on completion of the Transaction;

•	if the UK Scheme does not become effective by the date falling eighteen months from the date of the November Rule 2.7 Announcement (or such later date as may be agreed by AB InBev, SABMiller and BEVCO);

•	in respect of the Existing Deutsche Bank Pledged Shares, if (i) a relevant change is made to the structure of the Transaction, (ii) the change is required by applicable law, regulation (including the UK City Code on Takeovers and Mergers) or any applicable regulatory authority (including the UK Panel or FSMA) and (iii) BEVCO provides AB InBev with written notice (countersigned or accompanied by notices from any relevant secured parties) confirming that there has been or that it is expected that there would be an exercise by certain secured parties of an event of default or a requirement to post additional collateral, as applicable, pursuant to certain of BEVCO’s financing agreements as a result of the proposed structure change if the Transaction were to be implemented in the manner contemplated by the proposed structure change; or

•	in respect of the Further Deutsche Bank Pledged Shares and in relation to the undertaking to vote in favor of the Transaction (but not, for the avoidance of doubt, the obligation to elect for the Partial Share Alternative which will remain binding), if there is an applicable change to the structure of the Transaction, as described in the bullet above;

•	in respect of any Deutsche Bank Pledged Shares to the extent that such Deutsche Bank Pledged Shares are released from the relevant security arrangement in favor of Deutsche Bank;

•	in respect of any Deutsche Bank Pledged Shares to the extent that such Deutsche Bank Pledged Shares are, prior to the completion of the Transaction, transferred to an Acceptable Transferee (as defined in the Deutsche Bank Irrevocable) in accordance with the terms of the Deutsche Bank Irrevocable. Any such transferee would be required to enter into an irrevocable undertaking in favor of AB InBev to vote in favor of the Transaction at the relevant court and shareholder meetings and to elect for the Partial Share Alternative in respect of the relevant Deutsche Bank Pledged Shares it acquires in the form set out as an appendix to the Deutsche Bank Irrevocable; or

•	in respect of any Deutsche Bank Pledged Shares to the extent that Deutsche Bank transfers, prior to the completion of the Transaction, all or part of its interest in the loan facility secured by the Deutsche Bank Pledged Shares and simultaneously transfers its security interest in such Deutsche Bank Pledged Shares to an Acceptable Transferee in accordance with the terms of the Deutsche Bank Irrevocable. Any such transferee would be required to enter into an irrevocable undertaking in favor of AB InBev in substantially the same form as the Deutsche Bank Irrevocable.

In the event that AB InBev elects to implement the Transaction by way of a UK takeover offer (rather than the UK Scheme) and BEVCO has consented to such election, the provisions of the Deutsche Bank Irrevocable will apply to such UK takeover offer mutatis mutandis.

The Deutsche Bank Irrevocable is attached as Exhibit 10.10 to the registration statement of which this prospectus forms a part.

AB InBev Shareholder Irrevocables

On 11 November 2015, AB InBev and SABMiller received irrevocable undertakings from each of Stichting Anheuser-Busch InBev, EPS Participations and BRC, who as at 30 June 2016 collectively held the voting rights in respect of approximately 51.68% of the issued share capital of AB InBev, to vote in favor of such shareholder resolutions of AB InBev as are necessary to approve the Belgian Offer and the Belgian Merger.

The irrevocable undertakings from EPS Participations and BRC do not prevent them from disposing of their voting rights in AB InBev. As at 30 June 2016, EPS Participations and BRC collectively held the voting rights in respect of approximately 10.44% of the issued share capital of AB InBev. See “Item 7. Major Shareholders and

Related Party Transactions—A. Major Shareholders” in AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 for further details on the shareholdings of Stichting Anheuser-Busch InBev, EPS Participations and BRC.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding:

•	eighteen months from the date of the November Rule 2.7 Announcement (or such later date as may be agreed by Stichting Anheuser-Busch InBev, EPS Participations or BRC (as applicable));

•	on the date on which the UK Scheme lapses or is withdrawn in accordance with its terms and no new, revised or replacement UK Scheme has been announced in its place or at the same time;

•	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

•	if the Newbelco Resolutions to (i) adopt the new articles of association of Newbelco or (ii) appoint the new board of directors of Newbelco are not passed; or

•	if such Newbelco Resolutions above are revoked or amended prior to the UK Scheme becoming effective.

The irrevocable undertakings from the Stichting Anheuser-Busch InBev, EPS Participations and BRC are attached as Exhibits 10.11, 10.12 and 10.13 to the registration statement of which this prospectus forms a part.

Molson Coors Purchase Agreement

On 11 November 2015, Molson Coors Brewing Company (“Molson Coors”) entered into a purchase agreement (the “Molson Coors Purchase Agreement”) with AB InBev pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors LLC, a joint venture between SABMiller and Molson Coors (“MillerCoors”), and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12.0 billion in cash, subject to certain adjustments as described in the Molson Coors Purchase Agreement. Following the closing of the MillerCoors divestiture, Molson Coors will directly or indirectly own 100% of the outstanding equity interests of MillerCoors. The MillerCoors divestiture is conditional upon, and will take effect shortly after, completion of the Transaction.

The completion of the MillerCoors divestiture is subject to the following closing conditions:

•	the absence of any applicable and material law or government order prohibiting the consummation of the MillerCoors divestiture or making it illegal; and

•	the completion of the Transaction.

AB InBev and Molson Coors have agreed to use reasonable best efforts to consummate and make effective the MillerCoors divestiture, including with respect to obtaining regulatory consents and approvals as described in the Molson Coors Purchase Agreement. AB InBev’s obligation to use such efforts is subject to the limitations set forth in the Co-operation Agreement, and Molson Coors’ obligation to agree to divestitures or other remedies to obtain regulatory consents and approvals is subject to certain limitations set forth in the Molson Coors Purchase Agreement.

Molson Coors has arranged committed debt financing to fund its acquisition of SABMiller’s interest in MillerCoors and the related fees and expenses. Pursuant to the Molson Coors Purchase Agreement, Molson Coors has agreed to customary covenants to obtain its financing, and AB InBev has agreed to use its reasonable best efforts to cause SABMiller to provide reasonable co-operation with Molson Coors in Molson Coors’ efforts to obtain its financing. There is no financing condition to the MillerCoors divestiture.

The Molson Coors Purchase Agreement may be terminated by the mutual written consent of Molson Coors and AB InBev or by either party if the MillerCoors divestiture has not closed before 11 November 2016, subject to an automatic extension for six months if all regulatory approvals necessary to consummate the MillerCoors divestiture and the Transaction have not been obtained. The Molson Coors Purchase Agreement will automatically terminate if the Transaction has been withdrawn or has lapsed, except for certain withdrawals or lapses in connection with a change in the structure of the Transaction. In the event that the Molson Coors Purchase Agreement is terminated as a result of the Transaction having been withdrawn or lapsed as described in the Molson Coors Purchase Agreement, AB InBev has agreed to reimburse Molson Coors for certain out-of-pocket expenses incurred in connection with the MillerCoors divestiture.

AB InBev has agreed to indemnify Molson Coors for losses arising out of: (i) certain breaches of representations, warranties, covenants and agreements of AB InBev contained in the Molson Coors Purchase Agreement; (ii) all liabilities of AB InBev, SABMiller and any of their respective affiliates that are not expressly assumed by Molson Coors in the MillerCoors divestiture; and (iii) certain other liabilities (including in connection with actions required to be taken by Molson Coors to obtain necessary regulatory consents and approvals). AB InBev’s indemnification obligations arising from breaches of its representations and warranties in the Molson Coors Purchase Agreement survive for twenty-four months after closing of the MillerCoors divestiture and are subject to a USD 5 million deductible and a USD 750 million cap.

AB InBev has agreed to provide certain transition services to Molson Coors, including producing certain Miller-branded products in specified countries outside the U.S. for three years and providing certain other transition services for one year following the closing of the MillerCoors divestiture. AB InBev has also agreed to enter into amendments to certain existing agreements between SABMiller and its affiliates and MillerCoors in respect of the license and/or supply of certain brands owned by SABMiller and distributed by MillerCoors in the U.S. and Puerto Rico, including granting perpetual licenses to such brands to MillerCoors and committing to supply product to MillerCoors under those brands for three years (plus two one-year extensions at Molson Coors’ election).

The Molson Coors Purchase Agreement also contains other customary representations, warranties and covenants by each party that are subject, in some cases, to specified exceptions and qualifications contained in the Molson Coors Purchase Agreement.

On 25 March 2016, AB InBev and Molson Coors entered into Amendment No. 1 to the Molson Coors Purchase Agreement, pursuant to which AB InBev and Molson Coors (i) agreed to include in the MillerCoors divestiture certain rights and assets relating to MillerCoors and SABMiller’s business operations in the U.S. that were intended to be included in the MillerCoors divestiture but were unintentionally omitted from the Molson Coors Purchase Agreement, (ii) clarified the process by which AB InBev and Molson Coors will seek certain third-party consents, approvals and assignments in connection with the MillerCoors divestiture, (iii) clarified the inapplicability of certain restrictions on SABMiller’s portfolio of Miller brands outside of the U.S. and (iv) made certain acknowledgements to each other with respect to their respective pre-closing undertakings. In addition, in Amendment No. 1, Molson Coors irrevocably waived (i) its right prior to closing to require AB InBev to provide certain audited financial statements for SABMiller’s portfolio of Miller brands, subject to certain exceptions, and (ii) its right to elect not to acquire the assets primarily related to SABMiller’s portfolio of Miller brands outside the U.S. The Molson Coors Purchase Agreement and Amendment No. 1 are attached as Exhibits 10.3 and 10.4, respectively, to the registration statement of which this prospectus forms a part.

On 18 May 2016, AB InBev, SABMiller and Molson Coors entered into an employee side letter which sets out certain procedures and restrictions for employee-related matters in connection with the MillerCoors divestiture.

U.S. Department of Justice Consent Decree

On 20 July 2016, AB InBev announced that it had entered into a consent decree with the U.S. Department of Justice, which clears the way for United States approval of the Transaction. In addition to AB InBev’s agreement to divest SABMiller’s U.S. interest in MillerCoors to Molson Coors, the terms of the consent decree formalize prior commitments that AB InBev’s U.S. subsidiary Anheuser-Busch Companies, LLC has made, including:

•	Anheuser-Busch Companies, LLC will not acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through wholly owned distributorships in the U.S.

•	Anheuser-Busch Companies, LLC will not terminate any wholesalers as a result of the Transaction.

In addition, certain aspects of AB InBev’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree. The terms of the consent decree are reflected in the proposed Final Judgment which is attached as Exhibit 10.14 to the registration statement of which this prospectus forms a part.

FINANCING RELATING TO THE TRANSACTION

2015 Senior Facilities Agreement

On 28 October 2015, AB InBev entered into an unsecured USD 75.0 billion senior facilities agreement with a syndicate of banks in connection with the Transaction. The 2015 Senior Facilities Agreement made the following five facilities available to AB InBev and its wholly owned subsidiaries, subject to certain conditions: (i) Cash/DCM Bridge Facility A, a 364-day bridge facility for up to USD 15.0 billion principal amount available; (ii) Cash/DCM Bridge Facility B, a 364-day bridge facility, with an option to extend for an additional 12 months, for up to USD 15.0 billion principal amount available; (iii) Disposals Bridge Facility, a 364-day bridge facility for up to USD 10.0 billion principal amount available; (iv) Term Facility A, a two-year term facility, with an option to extend for an additional 12 months, for up to USD 25.0 billion principal amount available; and (v) Term Facility B, a five-year term facility for up to USD 10.0 billion principal amount available. The facilities are to be drawn in USD, except that a portion of each facility may be drawn in euro at AB InBev’s option.

On 27 January 2016, AB InBev cancelled USD 42.5 billion of available commitments under the 2015 Senior Facilities Agreement following the issuance of the January 2016 Notes, in which it received approximately USD 47.0 billion of net proceeds. Following the receipt of the proceeds from the issuance of the January 2016 U.S. Notes, AB InBev was required to cancel Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B in accordance with the mandatory cancellation and prepayment provisions described below. In addition, AB InBev elected to cancel USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement. On 4 April 2016, AB InBev cancelled the remaining USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement, as a result of the bond issuance of 29 March 2016 (as described in further detail below). Accordingly, as of the date of this prospectus, the total committed amount under the 2015 Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under Term Facility B and USD 10.0 billion under the Disposals Bridge Facility.

AB InBev intends to use the net proceeds from certain of the Transaction-related Divestitures to pay down and cancel the Disposals Bridge Facility in due course. See “—Replacement Bond Financing” below for further details on AB InBev’s debt capital markets issuances.

Each outstanding facility is available to be drawn until the earlier of (i) 28 October 2016, subject to an extension up to 28 April 2017, at AB InBev’s option; (ii) two months after the settlement date of the Belgian Offer and (iii) the date on which the UK Scheme or the Belgian Offer permanently lapses, terminates, is withdrawn, or (in the case of the UK Scheme) is rejected by the High Court of Justice in England and Wales without being implemented or, if the reason for such lapse, termination or withdrawal of the UK Scheme is a decision by AB InBev to proceed with the Transaction by way of a UK takeover offer, the date falling four weeks after the UK Scheme lapse or termination date or the date on which AB InBev presents the syndicate of banks for the 2015 Senior Facilities Agreement with an amendment consent request in relation to such UK takeover offer. For so long as the facilities are available to be drawn, the commitments under those facilities will be available on a certain funds basis, subject to certain customary limitations. As of the date of this prospectus, the facilities available under the 2015 Senior Facilities Agreement were undrawn.

The 2015 Senior Facilities Agreement contains customary representations, covenants and events of default. Among other things and subject to certain thresholds and limitations, an event of default is triggered if any of AB InBev’s or AB InBev’s subsidiaries’ financial indebtedness is accelerated following an event of default. AB InBev’s obligations as borrower under the 2015 Senior Facilities Agreement will be jointly and severally guaranteed by AB InBev itself (in the event an additional borrower is added at a later date), Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Finance Inc., Brandbrew S.A., Brandbev S.à r.l. and Cobrew SA/NV. Within six months of the settlement date of the Belgian Offer, to the extent such entities remain obligors under SABMiller’s existing publicly held debt securities (and subject to certain other conditions, including the absence of financial assistance, general statutory limitations, corporate benefit considerations, the absence of fraudulent preference or similar principles that may affect the ability of entities to provide a guarantee), SABMiller and certain of its key subsidiaries are required to accede as guarantors to the 2015 Senior Facilities Agreement.

All proceeds from the drawdown under the 2015 Senior Facilities Agreement must be applied to finance the cash consideration payable pursuant to the Belgian Offer, the settlement of any options under certain SABMiller equity compensation plans exercised upon completion of the Transaction and, on or following the settlement date of the Belgian Offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

The availability of funds under the 2015 Senior Facilities Agreement is subject to the satisfaction of a limited number of customary conditions precedent to closing (all conditions precedent to signing having been satisfied). In addition to these conditions, the utilizations under the 2015 Senior Facilities Agreement also require that no Major Default (as defined in the 2015 Senior Facilities Agreement) is continuing or would result from the proposed utilizations, that no change of control has occurred in respect of AB InBev and (in respect of each lender) that it is not illegal for that lender to lend.

The interest rates applicable under the 2015 Senior Facilities Agreement are equal to LIBOR (or EURIBOR, for euro-denominated loans) plus the applicable margin on each facility, based on ratings assigned by rating agencies to AB InBev’s long-term debt. For Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B, the margin ranges between 0.85% per annum and 1.30% per annum, which margin would have increased in fixed increments of 0.20% per annum from the date falling three months after the settlement date of the Belgian Offer and on the last business day of each successive three-month period thereafter. For the Disposals Bridge Facility, the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility A, the margin ranges between 0.90% per annum and 1.35% per annum. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum, which margin will increase in fixed increments of 0.0625% per annum from the date falling 36 months after the settlement date of the Belgian Offer and on the last business day of each successive three-month period thereafter.

Prior to 15 September 2015, the date on which renewed public speculation relating to the possible business combination between AB InBev and SABMiller began, AB InBev had been assigned a rating of A (stable outlook) by Standard & Poor’s Ratings Services and A2 (positive outlook) by Moody’s Investors Service. Since 15 September 2015, Standard & Poor’s Ratings Services downgraded its rating for AB InBev’s long-term debt obligations to A- with stable outlook. In September 2015, Moody’s Investors Service changed AB InBev’s outlook to “Developing”, citing downward rating pressure if the Transaction completes due to higher leverage and certain integration risks, and stating that, if the Transaction does not complete, the rating could be affirmed or even raised. Moody’s Investors Service also assigned a provisional rating of (P)A3 to AB InBev’s January 2016 Notes at the time of issuance. The March 2016 Notes were assigned a rating of A- (stable outlook) by Standard & Poor’s Ratings Services and A2 Developing by Moody’s Investors Service. In May 2016, Moody’s Investors Service concluded its ratings review and assigned a rating of A3 (stable outlook) to AB InBev’s long-term debt obligations, the January 2016 Notes and the March 2016 Notes. Based on AB InBev’s ratings as of the date of this prospectus, the applicable margins for each facility were (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, 1.00% per annum, (ii) for Term Facility A, 1.10% per annum, and (iii) for Term Facility B, 1.25% per annum. Customary ticking fees are payable on any undrawn but available funds under the facilities.

Mandatory prepayments are not required to be made under the 2015 Senior Facilities Agreement, except in certain limited circumstances, including (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, an amount equal to (a) the net proceeds of any disposal made by SABMiller or its subsidiaries or AB InBev or its subsidiaries and (b) 80% of the net proceeds received by AB InBev or its subsidiaries from funds raised in any public or private loan or debt capital markets, in each case subject to certain exceptions and (ii) for all facilities, where a person or a group of persons acting in concert (other than the Stichting Anheuser-Busch InBev, or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of AB InBev.

Under the terms of the 2015 Senior Facilities Agreement, once borrowed, prepayments of the facilities are applied as follows:

•	Voluntary prepayments will be applied first to prepayment of the Disposals Bridge Facility until it is repaid in full and cancelled, then to Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to Cash/DCM Bridge Facility B until it is repaid in full and cancelled, then to Term Facility A until it repaid in full and cancelled and finally to Term Facility B until it is repaid in full and cancelled.

•	The net cash proceeds from disposals (subject to certain exceptions) will be applied first to prepayment of the Disposals Bridge Facility until it is repaid in full and cancelled, then to Cash/DCM Bridge Facility A until it is repaid in full and cancelled and finally to Cash/DCM Bridge Facility B until it is repaid in full and cancelled.

•	80% of the net cash proceeds from funds raised in any public or private loan or debt capital markets offerings will (subject to certain exceptions) be applied first to prepayment of Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to Cash/DCM Bridge Facility B until it is repaid in full and cancelled. On 27 January 2016, AB InBev cancelled the commitments under Cash/DCM Bridge Facility A and Cash DCM/Bridge Facility B.

In connection with the July Rule 2.7 Announcement, AB InBev obtained the consent of the majority lenders under the 2015 Senior Facilities Agreement to waive the requirement under the 2015 Senior Facilities Agreement that any increase in the Cash Consideration or the cash element of the Partial Share Alternative be funded from the proceeds of an equity raising.

Replacement Bond Financing

January 2016 Issuances

On 25 January 2016, AB InBev’s subsidiary ABIFI issued USD 46.0 billion aggregate principal amount of bonds guaranteed by AB InBev and certain other subsidiaries. The bonds comprise the following series:

Title of Securities	1.900% Notes due 2019	2.650% Notes due 2021	3.300% Notes due 2023	3.650% Notes due 2026	4.700% Notes due 2036	4.900% Notes due 2046	Floating Rate Notes due 2021
Aggregate principal amount sold:	USD 4.0 billion	USD 7.5 billion	USD 6.0 billion	USD 11.0 billion	USD 6.0 billion	USD 11.0 billion	USD 500 million

Maturity date:	1 February 2019	1 February 2021	1 February 2023	1 February 2026	1 February 2036	1 February 2046	1 February 2021

Public offering price:	99.729% of the principal	99.687% of the principal	99.621% of the principal	99.833% of the principal	99.166% of the principal	99.765% of the principal	100.00% of the principal

Interest payment dates:	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Quarterly, on each 1 February, 1 May, 1 August and 1 November, commencing on 2 May 2016

Interest Rate:	1.900%	2.650%	3.300%	3.650%	4.700%	4.900%	Three-month LIBOR plus 126 bps

Optional Redemption:	Make-whole call at treasury rate plus 15 bps	Prior to 1 January 2021, make-whole call at treasury rate plus 20 bps; par call at any time thereafter	Prior to 1 December 2022, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 November 2025, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 August 2035, make-whole call at treasury rate plus 30 bps; par call at any time thereafter	Prior to 1 August 2045, make-whole call at treasury rate plus 35 bps; par call at any time thereafter	None

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the Transaction is not consummated on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction. The January 2016 U.S. Notes were admitted to listing and trading on the NYSE effective 26 January 2016.

In addition, on 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046. The January 2016 Taiwan Notes were offered and sold in Taiwan to “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. The January 2016 Taiwan Notes were admitted to listing and trading on the TPEx on 29 January 2016.

The January 2016 Notes are fully, unconditionally and irrevocably guaranteed by AB InBev, Brandbrew S.A., Brandbev S.à r.l., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC. The January 2016 Notes are senior unsecured obligations of ABIFI and rank equally with all other existing and future unsecured and unsubordinated debt obligations of ABIFI. The January 2016 Notes are denominated in U.S. dollars, and both principal and interest will be paid in U.S. dollars as further described in the preliminary prospectus supplements dated 13 January 2016, in respect of the January 2016 U.S. Notes, and 20 January 2016, in respect of the January 2016 Taiwan Notes filed with the SEC and available on www.sec.gov.

Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration under the Belgian Offer. The remainder of the net proceeds will be used for general corporate purposes. The January 2016 Notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 21 December 2015.

March 2016 Issuances

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium Term Notes Programme. The notes comprise the following series:

Title of Securities	4-year 0.625% Notes due 2020	6-year 0.875% Notes due 2022	9-year 1.500% Notes due 2025	12-year 2.000% Notes due 2028	20-year 2.750% Notes due 2036	4-year Floating Rate Notes due 2020
Aggregate principal amount sold:	EUR 1,750,000,000	EUR 2,000,000,000	EUR 2,500,000,000	EUR 3,000,000,000	EUR 2,750,000,000	EUR 1,250,000,000

Maturity date:	17 March 2020	17 March 2022	17 March 2025	17 March 2028	17 March 2036	17 March 2020

Interest payment dates:	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Quarterly on 17 March, 17 June, 17 September and 17 December, commencing 17 June 2016 up to and including the Maturity Date

Interest Rate:	0.625%	0.875%	1.500%	2.000%	2.750%	Three-month EURIBOR plus 75 basis points

The notes are fully, unconditionally and irrevocably guaranteed by Anheuser-Busch Companies LLC, Anheuser-Busch InBev Worldwide Inc., ABIFI, Brandbev S.à r.l, Brandbrew S.A. and Cobrew NV. The notes are senior unsecured obligations of AB InBev and rank equally with all other existing and future unsecured and unsubordinated debt obligations of AB InBev.

The 2020 fixed and floating rate notes, the 2022 notes and the 2025 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the principal amount of such notes, together, if appropriate, with interest accrued to, but excluding the special mandatory redemption date if the Transaction is not completed on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction.

The proceeds of the offering will be applied for the realization of the strategy of AB InBev, including to fund a portion of the cash consideration to be paid by AB InBev for each Initial Share tendered into the Belgian Offer and for general corporate purposes. The notes were issued by AB InBev under its Euro Medium Term Note Programme base prospectus published on 13 January 2016, as supplemented by a first supplemental prospectus dated 22 January 2016 and a second supplemental prospectus dated 15 March 2016.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for AB InBev ordinary shares and SABMiller ordinary shares. The unaudited pro forma condensed combined income statements for the fiscal year ended 31 December 2015 and the six months ended 30 June 2016 give effect to the Transaction, the Transaction-related financing and the Transaction-related Divestitures and assume that the Transaction was completed on 1 January 2015. The unaudited pro forma condensed combined balance sheet as of 30 June 2016 is based on the assumption that the Transaction was completed on that date. Pro forma adjustments reflected in the pro forma financial information are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures. The unaudited pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be derived in future periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Because the fiscal year ends differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2015 and the six months ended 30 June 2016 and financial information for SABMiller for the fiscal year ended 31 March 2016 and the six months ended 31 March 2016 have been used in preparation of the 2015 pro forma income statement and the half year 2016 pro forma income statement, respectively. The financial information for SABMiller for the six months ended 31 March 2016 was calculated by taking the audited consolidated income statement of SABMiller for the fiscal year ended 31 March 2016, and subtracting the unaudited consolidated income statement for the six months ended 30 September 2015. Financial information for AB InBev as of 30 June 2016 and financial information of SABMiller as of 31 March 2016 have been used in the preparation of the pro forma balance sheet.

The following information should be read in conjunction with the audited financial statements of AB InBev and SABMiller, which are incorporated by reference or included elsewhere in this prospectus, and the financial information contained in the “Unaudited Pro Forma Condensed Combined Financial Information”, “Selected Historical Financial Data of AB InBev” and “Selected Historical Financial Data of SABMiller” sections of this prospectus, beginning on pages 217, 80 and 82, respectively, of this prospectus. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Transaction had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the Combined Group. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	Six months ended 30 June	Year ended 31 December
	2016	2015	2014	2013
AB InBev Historical Data per Ordinary Share
Earnings per share attributable to ordinary shareholders
Basic(1)	0.17	5.05	5.64	8.90
Diluted(2)	0.17	4.96	5.54	8.72
Cash dividends declared per ordinary share	n/a	3.95	3.52	2.83
Book value per ordinary share(3)	21.08	25.72	31.07	31.32

Notes:

(1)	Earnings per share means, for any period, profit attributable to AB InBev’s equity holders for the period divided by the weighted average number of ordinary shares.
(2)	Diluted earnings per share means, for any period, profit attributable to AB InBev’s equity holders for the period divided by the diluted weighted average number of ordinary shares.
(3)	Calculated based on AB InBev’s equity attributable to its equity holders, excluding non-controlling interests.

	Six months ended 31 March	Year ended 31 March
	2016	2016	2015	2014
SABMiller Historical Data per Ordinary Share
Earnings per share attributable to ordinary shareholders
Basic (U.S. cents)(1)	65.8	167.8	205.7	211.8
Diluted (U.S. cents)(2)	65.0	166.0	203.5	209.1
Cash dividends declared per ordinary share (U.S. cents)	93.75	122.0	113.0	105.0
Book value per ordinary share(3)	13.63	13.63	13.83	15.73

Notes:

(1)	Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the period, less the weighted average number of ordinary shares held in the SABMiller Group’s employee benefit trusts and in treasury during the period.
(2)	Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the period, less the weighted average number of ordinary shares held in the SABMiller Group’s employee benefit trusts and in treasury during the period, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the period.
(3)	Calculated based on SABMiller’s equity attributable to its equity holders, excluding non-controlling interests.

	For the six months ended 30 June 2016	For the year ended 31 December 2015
Combined Unaudited Pro Forma Data per Ordinary Share
Earnings per share
Basic	1.69	4.42
Diluted	1.67	4.36
Cash dividends declared per ordinary share	0.78	4.32

As of 30 June 2016
Book value per ordinary share	41.45

COMPARATIVE PER SHARE MARKET PRICE DATA

AB InBev ordinary shares are listed on Euronext Brussels, with secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. AB InBev ADSs are listed on the NYSE under the symbol BUD. SABMiller ordinary shares are admitted to the premium listing segment of the UK Financial Conduct Authority’s Official List and are admitted to trading on the London Stock Exchange, with a secondary listing on the Johannesburg Stock Exchange. SABMiller ADRs trade on the OTC Pink Marketplace.

AB InBev Ordinary Shares and AB InBev ADSs

The following table sets forth, for 14 September 2015, which is the date immediately prior to renewed public speculation related to the possible business combination between AB InBev and SABMiller, 10 November 2015, which is the date immediately prior to the publication of the November Rule 2.7 Announcement and                      2016, which is the last practicable day before the date of this prospectus, the reported closing prices for AB InBev ordinary shares on Euronext Brussels and the reported closing prices for AB InBev ADSs on the NYSE.

	Euronext Brussels	NYSE
	(EUR)	(USD)
14 September 2015	92.86	104.89
10 November 2015	109.63	118.35
2016

The following table sets forth, for the periods indicated, the reported closing prices for AB InBev ordinary shares on the Euronext Brussels and the reported closing prices for AB InBev ADSs on the NYSE.

	Euronext Brussels		NYSE
	High	Low	High	Low
	(EUR)		(USD)
Annual highs and lows
2011	47.31	35.15	63.97	49.72
2012	69.95	46.35	90.27	58.92
2013	78.66	63.90	106.46	84.29
2014	94.80	69.55	116.99	94.17
2015	123.25	89.68	129.14	103.86
Quarterly highs and lows
2014:
First quarter	77.39	69.55	105.81	94.17
Second quarter	85.13	76.16	116.17	105.53
Third quarter	89.15	79.26	115.65	106.79
Fourth quarter	94.80	81.42	116.99	103.85
2015:
First quarter	115.85	89.68	127.69	107.85
Second quarter	118.50	104.80	126.66	117.20
Third quarter	118.80	91.28	128.51	103.86
Fourth quarter	123.25	94.29	129.14	106.67
2016:
First quarter	116.15	100.60	126.71	111.50
Second quarter	117.60	103.20	131.77	120.54
Monthly highs and lows
2016:
March	111.30	103.55	125.74	113.61
April	116.10	106.05	131.77	120.54
May	114.75	103.20	128.10	120.79
June	117.60	108.65	131.68	121.41
July	118.25	110.25	131.40	121.94
August (through 12 August 2016)	113.20	110.50	126.19	122.93

The following table sets forth, for 14 September 2015, which is the date immediately prior to renewed public speculation related to the possible business combination between AB InBev and SABMiller, 10 November 2015, which is the date immediately prior to the publication of the November Rule 2.7 Announcement and                      2016, which is the last practicable day before the date of this prospectus, the reported closing prices for SABMiller ordinary shares on the London Stock Exchange.

London Stock Exchange
(GBP)
14 September 2015	29.34
10 November 2015	39.76
2016

SABMiller Ordinary Shares

The following table sets forth, for the periods indicated, the reported closing prices for SABMiller ordinary shares on the London Stock Exchange.

	London Stock Exchange
	High	Low
	(GBP)
Annual highs and lows
2011	23.55	19.79
2012	28.69	22.93
2013	36.57	28.69
2014	37.40	26.61
2015	40.80	28.78
Quarterly highs and lows
2014:
First quarter	30.94	26.61
Second quarter	34.60	29.97
Third quarter	37.40	31.32
Fourth quarter	35.64	31.56
2015:
First quarter	37.68	32.20
Second quarter	36.70	33.00
Third quarter	37.37	28.78
Fourth quarter	40.80	36.22
2016:
First quarter	42.60	40.35
Second quarter	43.70	41.85
Monthly highs and lows
2016:
March	42.60	42.08
April	42.86	41.85
May	42.95	41.85
June	43.70	42.55
July	44.40	42.56
August (through 12 August 2016)	44.20	43.58

THE BUSINESS OF AB INBEV

The information required by this item is incorporated by reference to AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015, filed with the SEC on 14 March 2016.

THE BUSINESS OF SABMILLER

On 11 November 2015, AB InBev announced an agreement under which Molson Coors will purchase the whole of the SABMiller Group’s interest in MillerCoors, as well as the Miller brand portfolio outside of the U.S.A. The MillerCoors divestiture is conditional upon, and will take effect shortly after, completion of the Transaction.

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. On 19 April 2016, AB InBev announced it had accepted Asahi’s binding offer following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses. The acquisition by Asahi is conditional upon, and will take effect shortly after, completion of the Transaction. In addition, on 29 April 2016, AB InBev announced that it had offered the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestment. The divestiture of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of the purchaser(s) as suitable purchaser(s) and is expected to take place after completion of the Transaction.

On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional upon, and will take effect shortly after, completion of the Transaction.

AB InBev has agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is expected to take place after completion of the Transaction in accordance with the approval (with conditions) given by the Competition Tribunal of South Africa.

The discussion of SABMiller’s business below reflects SABMiller’s business as of the date of this prospectus and does not reflect the transactions referred to above.

The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus. See also “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

SABMiller, together with its subsidiaries, associated companies and joint ventures, is, according to Canadean Limited, one of the world’s largest brewers, occupying a top-two market position by volume in many markets in which it operates. SABMiller Group NPR, EBITA, as defined, and beverage volumes for the year ended 31 March 2016 were USD 24,149 million, USD 5,810 million and 331 million hl, respectively. As at 31 March 2016, the SABMiller Group’s total assets were USD 43,589 million. The SABMiller Group is also one of the largest bottlers and distributors of Coca-Cola products outside the United States of America.

The SABMiller Group is in the beer and soft drinks business with interests across the world, with a balance between fast-growing developing markets and cash-generative developed markets. The SABMiller Group is passionate about brewing and has a long tradition of craftsmanship, making superb beer from high-quality natural ingredients. The SABMiller Group’s local beer experts brew more than 200 beers from which a range of special regional and global brands has been carefully selected and nurtured. The SABMiller Group employs around 70,000 people in more than 80 countries.

SABMiller is a FTSE-10 company in terms of market capitalization and SABMiller ordinary shares are admitted to the premium listing segment of the UK Financial Conduct Authority’s Official List and to trading on the London Stock Exchange. SABMiller has a secondary listing on the Johannesburg Stock Exchange. SABMiller has demonstrated significant growth, with market capitalization growing from USD 5,421 million as at 31 December 2000 to approximately USD 95,058 million as at 31 July 2016.

SABMiller was incorporated as a public limited company in England and Wales under the UK Companies Act 1985 on 17 March 1998. Its registered office is located at SABMiller House, Church Street West, Woking, Surrey, England, GU21 6HS and its registered number is 03528416. Its telephone number is +44 (0) 1483 264000.

History, Development and Highlights of the SABMiller Group’s Operations

Latin America

The SABMiller Group initially invested in El Salvador and Honduras in 2001, gaining full ownership of the holding company for the operations in those countries in 2005. On 12 October 2005, the SABMiller Group completed a transaction through which it obtained a controlling interest in the second largest brewer in South America, Bavaria SA (“Bavaria”), a Colombian company (the “Bavaria Transaction”), and on 24 November 2010 the SABMiller Group acquired Cervecería Argentina SA Isenbeck (“CASA Isenbeck”), the third largest brewer in Argentina. As at 31 March 2016, SABMiller Group companies were the number one brewer, in terms of lager market share, in Colombia, Ecuador, El Salvador, Honduras, Panama and Peru. The SABMiller Group produces soft drinks across the region, including Coca-Cola products in El Salvador and Honduras.

Africa

The South African Breweries (Pty) Limited (“SAB”) is the SABMiller Group’s original brewing operation. Founded in 1895, SAB has since become one of South Africa’s leading companies as well as Africa’s largest brewer. ABI Bottling (Proprietary) Ltd, which, prior to its contribution to CCBA on 2 July 2016 as referred to below, was a wholly owned subsidiary of SAB, is South Africa’s largest bottler of Coca-Cola products.

The SABMiller Group operates in 16 other countries in Africa: Botswana, Comores, Ethiopia, Ghana, Kenya, Lesotho, Malawi, Mayotte, Mozambique, Namibia, Nigeria, South Sudan, Swaziland, Tanzania, Uganda and Zambia. In addition, the SABMiller Group has a strategic alliance with Société des Brasseries et Glacières Internationales and Castel, pursuant to which Castel’s holding company has a 38% economic interest in the SABMiller Group’s principal African holding company and the SABMiller Group has a 20% economic interest in Castel’s African beverage operations, other than in relation to Castel’s operations in Angola where the SABMiller Group’s interest is 27.5%. Castel has lager and soft drinks interests in 22 largely French-speaking countries of West, Central and North Africa and the Indian Ocean. Its operations cover Algeria, Angola, Benin, Burkina Faso, Cameroon, Central African Republic, Chad, Congo, Côte d’Ivoire, Democratic Republic of Congo, Equatorial Guinea, Ethiopia, Gabon, Gambia, Guinea, Madagascar, Mali, Morocco, Niger, Senegal, Togo and Tunisia. In addition, the SABMiller Group has associated undertakings in Algeria, Morocco and Zimbabwe, and a procurement company in Mauritius.

In November 2014, the SABMiller Group announced an agreement with The Coca-Cola Company and Gutsche Family Investments to combine the bottling operations of their non-alcoholic ready-to-drink beverages businesses in southern and east Africa, to form CCBA. Following approval in May 2016 from the South African Competition Tribunal, the transaction completed on 2 July 2016. CCBA is Africa’s largest bottler, initially serving 10 countries.

Asia Pacific

The SABMiller Group has operations in Australia and India, with operations also in South Korea and Vietnam, and has an associate in China.

The SABMiller Group operates in Australia principally through CUB, which is the Australian beverage business of Foster’s, which was acquired on 16 December 2011. In China, the SABMiller Group owns 49% of CR Snow, a partnership with China Resources Beer (Holdings) Company Limited, which holds the remaining 51%. CR Snow operates in 25 provinces in China and is the leading brewer in China.

Europe

The SABMiller Group’s expansion into Europe began in 1993 with the acquisition of Dreher Sörgyárak Zrt (“Dreher”) in Hungary, followed by further significant investments in Poland, the Czech Republic, Italy and the Netherlands. On 6 March 2012, the SABMiller Group completed its strategic alliance with Anadolu Efes. The SABMiller Group’s Russian beer business, SABMiller RUS LLC, and Ukrainian beer business, PJSC Miller Brands Ukraine, were contributed to Anadolu Efes in exchange for a 24% equity stake in the enlarged Anadolu Efes. The SABMiller Group has brewing operations in nine countries in Europe: the Czech Republic, Hungary, Italy, the Netherlands, Poland, Romania, Slovakia, the Canary Islands (Spain) and the United Kingdom. The SABMiller Group also sells significant volumes to a further six European markets of which the largest are Germany and France, and a further 16 countries, including Russia, Turkey and the Ukraine, are covered in the strategic alliance with Anadolu Efes through brewing, soft drinks and export operations.

In June 2015, the SABMiller Group acquired 100% of Meantime Brewing Company Ltd, a modern UK craft brewer, with a brewery in Greenwich, London and a number of retail sites.

North America

The SABMiller Group acquired Miller, the United States’ second largest brewer, in 2002. On 1 July 2008, the MillerCoors joint venture was established through the combination of the operations of the SABMiller Group’s and Molson Coors’ respective subsidiaries (Miller and Coors Brewing Company) located in the United States and Puerto Rico. As a result, the SABMiller Group has a 58% economic interest and Molson Coors has a 42% economic interest in MillerCoors. Voting interests in MillerCoors are shared equally between the SABMiller Group and Molson Coors, and each of the SABMiller Group and Molson Coors has equal board representation. MillerCoors is the second largest brewer in the United States of America.

The North America segment includes the SABMiller Group’s 58% share in MillerCoors and 100% of Miller Brewing International, which exports across the Americas, including Canada and Brazil, and the SABMiller Group’s North American holding companies.

Other

In August 2014, the SABMiller Group completed the disposal of its interest in Tsogo Sun, its hotels and gaming associate in South Africa.

Business Capability Programme and Cost and Efficiency Programme

In the year ended 31 March 2014, the SABMiller Group completed its business capability programme and launched a new cost and efficiency programme.

The business capability programme was launched in 2009 and streamlined finance, human resources and procurement activities through the deployment of global systems and introduced common sales, distribution and supply chain management systems. The SABMiller Group incurred exceptional costs of USD 1,093 million in relation to, and realized USD 1,816 million of accumulated financial benefits from, the business capability programme up to its completion.

In order to drive additional operational efficiencies, the SABMiller Group launched a new programme which will expand the scope of the SABMiller Group’s supply chain activities, including increasing the reach of its global procurement organization to in excess of 90% of spend under management, together with changes to its current delivery model. It will also provide a global business services organization delivering standardized finance, HR, procurement and data analytics services to the SABMiller Group’s operations, enabled by the global template, from central locations and restructuring of the in-country back-office teams. The programme was expected to produce additional direct cost and efficiency savings of approximately USD 500 million per annum by 31 March 2018. This programme and related benefits are incremental to the cost savings and operating benefits forecast and delivered under the concluded business capability programme.

On 9 October 2015 the SABMiller Group announced that it had increased its target annual run rate savings from the cost and efficiency programme from USD 500 million by 31 March 2018 to at least USD 1,050 million by 31 March 2020.

The SABMiller Group had incurred cumulative exceptional costs of USD 164 million in relation to the new cost and efficiency programme by 31 March 2016 and realized cumulative benefits of USD 547 million.

Black Economic Empowerment Transaction

In July 2009, the SABMiller Group entered into a broad-based black economic empowerment transaction in South Africa (the “Black Economic Empowerment Transaction”), with the purpose of placing approximately 10% of SAB under black ownership. The initial allocation of shares in the Black Economic Empowerment Transaction was made on 9 June 2010 and placed 8.45% of SAB under black ownership, in three groups comprising employees; licensed liquor retailers, liquor license applicants and customers of Amalgamated Beverage Industries (which has subsequently been demerged into ABI Bottling (Proprietary) Ltd and contributed to CCBA) (“Retailers”); and the broader South African community, through the creation of the SAB Foundation. Employees now own 3.39% of SAB through The SAB Zenzele Employee Trust, participation rights in which have been granted to 13,336 employees. Retailers in aggregate own 3.52% of SAB through SAB Zenzele Holdings Limited, in which there are 29,543 black shareholders. The SAB Foundation owns 1.54% of SAB. At the end of the ten-year transaction period, participants will exchange their shareholdings in SAB for shares in SABMiller.

Rationale for the Black Economic Empowerment Transaction

The SABMiller Group believes that broad-based black economic empowerment is a key requirement for the promotion of sustainable growth and social development in South Africa. The Black Economic Empowerment Transaction is designed to increase black participation in SAB by providing long-term economic benefits to a broad range of black South Africans. The SABMiller Group believes that the Black Economic Empowerment Transaction, through the inclusion of employees, Retailers and the SAB Foundation as shareholders, has facilitated the closer alignment of the SABMiller Group’s interests with its many stakeholders and will maximize long-term shareholder value. The SAB Foundation is primarily focusing on supporting entrepreneurship development, as the SABMiller Group believes this will deliver broader economic benefits for South Africa. It is targeting historically disadvantaged people with a priority on women and the youth, particularly in rural areas.

The Black Economic Empowerment Transaction has also enhanced SAB’s compliance with the South African Government’s Codes of Good Practice on Black Economic Empowerment and, in addition, seeks to support the normalization of the South African liquor industry by supporting liquor licensing in South Africa. The Black Economic Empowerment Transaction is contributing towards achieving SAB’s committed objective of attaining Level Four Contributor status on the basis of the scorecard contained in the amended Codes of Good Practice by 2020.

Impact on the SABMiller Group

The Black Economic Empowerment Transaction became effective in the financial year which began on 1 April 2010. Under IFRS 2, the Black Economic Empowerment Transaction results in a share-based payment expense being reflected in the income statement of the SABMiller Group over the transaction period with the majority of this expense having been charged in the financial year ended 31 March 2011.

Strategy

Business strategy

The SABMiller Group’s business strategy is based upon the following three strategic priorities:

Drive superior topline growth through strengthening the SABMiller Group’s brand portfolios and expanding the beer category

The SABMiller Group seeks to strengthen its local and global brand portfolios, to capture superior profitable growth, to accelerate premium mix and the growth of its premium brands, to develop and expand the category to capture new consumers and new occasions, to grow category share of value and to prioritize and focus investment and resources on revenue growth in key markets and segments.

Build a globally integrated organization to optimize resource, win in market and reduce costs

The SABMiller Group seeks to systematically build a high performance talent pool; to up-weight and right-size out of market structures to ensure optimum service delivery at an affordable cost; to develop a commercial operating model that will facilitate winning in and across markets; and to reduce costs to drive growth and returns.

Actively shape the SABMiller Group’s global mix to drive a superior growth profile

The SABMiller Group seeks to focus its resources on the highest growth opportunities; to deliver superior performance in its soft drinks operations; to build material positions in new categories in attractive markets; and to use mergers and acquisitions to access new growth in attractive markets.

Financial strategy

The SABMiller Group is committed to maintaining a prudent financial profile that is reflected in a high-quality investment-grade credit rating. Consistent with this commitment is the SABMiller Group’s objective to optimize its overall capital structure, which it maintains by funding acquisitions where necessary through an appropriate mix of equity and debt. The SABMiller Group’s strong financial structure also helps to ensure that adequate resources are available to it from a variety of market sources to meet continuing business needs, as well as to provide medium-term flexibility to invest in appropriate growth opportunities.

Competitive Strengths

SABMiller management believes that the SABMiller Group’s key competitive strengths are:

Leading market positions

The SABMiller Group is one of the world’s largest brewers, occupying a top-two market position by volume in many markets in which it operates. SABMiller Group associates and joint ventures hold the number one position in China and the number two position in the United States of America by volume, the two largest markets for beer globally. The SABMiller Group enjoys a leading position in South Africa, with a 90% market share by volume as at 31 March 2016 according to SABMiller management estimates, and it holds strong market positions in the countries in which it operates in Latin America, Africa, Asia Pacific and Europe. The SABMiller Group is also one of the largest bottlers and distributors of Coca-Cola products outside the United States of America.

Geographic diversification

The SABMiller Group believes it has a well-balanced spread of brewing interests and major distribution agreements across six continents with a balance between fast-growing developing markets and cash-generative developed markets, which reduces the SABMiller Group’s exposure to any single market, currency or brand.

A strong and comprehensive brand portfolio

The SABMiller Group has a broad portfolio of local lager brands, with more than 200 brands and strong regional and local market positions.

In the longer term, the SABMiller Group expects to see a natural consumer move towards higher-value premium brands and SABMiller management believes that it has a strong and comprehensive brand portfolio well placed to capture growth.

A strong cash generative business

The SABMiller Group has historically provided a strong and stable source of sales and operating cash flows from its breadth of product offerings, diversity of consumers and broad international operations in geographical regions following different economic cycles.

Conservative financial policies

The SABMiller Group has consistently implemented conservative financial policies and maintained a strong financial profile, with minimal working capital requirements and strong interest cover. The SABMiller Group maintains a strong liquidity position with cash balances and short-term investments and access to significant undrawn committed borrowing facilities, allowing it a high degree of financial flexibility.

An experienced management team with a proven track record

SABMiller management has a proven track record and through the breadth of its operations is experienced in managing a diverse portfolio of markets in highly competitive business environments.

Licenses

Within Europe, Compañía Cerveçera de Canarias (in the Canary Islands) brews Carlsberg under license and Dreher (in Hungary) brews Hofbräu under license. Hofbräu Radler is brewed under license in Slovakia and imported by Dreher. Additionally Compañía Cerveçera de Canarias has an agreement to distribute Guinness in the Canary Islands. Also in Europe, the SABMiller Group has an agreement to distribute beer under the St Stefanus brand. In the United States of America, MillerCoors produces and markets under license certain of the Molson and Foster’s brands, as well as the Redd’s and George Killian’s brands. SABMiller’s businesses in Honduras and El Salvador and its soft drinks businesses in Africa are reliant on franchise agreements with The Coca-Cola Company. The business in Panama produces, bottles and distributes PepsiCo soft drinks under an exclusive bottling agreement, and also produces, bottles and distributes Schweppes soft drinks under license. CASA Isenbeck in Argentina produces and distributes the Warsteiner brand under a long-term license agreement. The business in Honduras distributes Corona Extra under a license agreement that is expected to terminate in 2020. The SABMiller Group also has an agreement for the long-term licensing of Kopparberg cider products in selected markets where Kopparberg does not have an existing interest.

New Products, Research and Development

The SABMiller Group invests in research and development enabling it to develop new products, packaging and processes, as well as new manufacturing technologies to improve overall operational effectiveness. The

SABMiller Group’s upstream scientific research yields solid progress in brewing, raw materials, flavor stability, packaging materials, energy and water saving. The aggregate amount spent by the SABMiller Group on research and development was USD 4 million in the year ended 31 March 2016, USD 5 million in the year ended 31 March 2015 and USD 4 million in the year ended 31 March 2014.

Overview by Business Segment

Latin America

From 2002 to 2005, the SABMiller Group conducted business activities in Central America through Bevco Limited, the leading brewer and soft drinks bottler in Honduras and El Salvador, and, in November 2005, the SABMiller Group acquired the remaining 41.8% non-controlling interest in Bevco, increasing SABMiller’s interest to 100%.

In October 2005, the SABMiller Group completed the Bavaria Transaction, involving the second largest brewer in South America in terms of volume of beer and malt beverage sales, with established local brands, an established production footprint and an efficient distribution network. This extended the SABMiller Group’s operations in the region to Colombia, Peru, Ecuador and Panama and provided a strong platform for further expansion. In addition, these operations have a presence in the non-alcoholic beverage markets in all these countries.

In November 2010, the SABMiller Group acquired CASA Isenbeck, the third largest brewer in Argentina. CASA Isenbeck produces and distributes the Warsteiner brand under a long-term license agreement.

In May 2013, the SABMiller Group disposed of its non-core milk and juice business in Panama to streamline the Panama business and allow its management to focus on its core lager and soft drinks businesses.

As at 31 March 2016, SABMiller Group companies were the number one brewer, in terms of lager market share, in Colombia, Ecuador, El Salvador, Honduras, Panama and Peru. The SABMiller Group produces soft drinks across the region including Coca-Cola products in El Salvador and Honduras, and Pepsico International and Schweppes products in Panama. As at 31 March 2016, the SABMiller Group had a total of 17 breweries and 15 soft drinks bottling plants in Latin America. Key local lager brands include: Águila, Águila Light, Arequipeña, Atlas, Balboa, Barena, Club, Club Colombia, Costeña, Costeñita, Cristal, Cusqueña, Golden, Imperial, Isenbeck, Pilsen, Pilsen Callao, Pilsen Trujillo, Pilsener, Poker, Poker Ligera and Salva Vida. The SABMiller Group also distributes and sells its international brands such as Miller Lite, Miller Genuine Draft (“MGD”), Peroni Nastro Azzurro and Redd’s in the region.

The SABMiller Group’s average number of employees in Latin America for the year ended 31 March 2016 was approximately 28,632.

Details of the SABMiller Group’s operations in Latin America are shown in the table below:

	Number of breweries(1)	Total lager volume for year ended 31 March 2016(2)	Number of soft drinks bottling plants(1)	Total soft drinks volume for year ended 31 March 2016(2)
		(million hl)		(million hl)
Country
Colombia	6	22.4	5	2.7
Peru	5	13.6	3	2.9
Ecuador	2	5.8	2	0.4
Panama	1	1.6	2	1.0
Honduras	1	1.3	1	6.2
El Salvador	1	1.0	2	7.4
Argentina	1	0.9	—	—

Total	17	46.6	15	20.6

Notes:

(1)	Breweries and soft drinks bottling plants relate to subsidiaries only.
(2)	Includes 100% of subsidiaries’ volumes.

The annual lager capacity of subsidiaries in Latin America as at 31 March 2016 was 59 million hl and the soft drinks capacity as at the same date was 20 million hl.

Colombia

The SABMiller Group carries out its lager and soft drinks operations in Colombia principally through Bavaria. The SABMiller Group has an effective economic interest of 99% in Bavaria. As at 31 March 2016, Bavaria was the largest beverage company in Colombia based on sales according to SABMiller management estimates. Lager production is Bavaria’s principal operating activity in Colombia, generating sales volumes of 22.4 million hl for the year ended 31 March 2016. Bavaria also produces non-alcoholic malt beverages for the Colombian market.

Bavaria currently operates six breweries in Colombia. Bavaria serves all the provinces of Colombia and its brands are Águila, Poker, Costeña, Pilsen, Costeñita, Cola y Pola, Águila Light, Águila Cero, Bahia, Poker Ligera, Club Colombia, Club Colombia Roja, Club Colombia Negra, Grolsch, Peroni Nastro Azzurro, Miller Lite, MGD, and Redd’s. Poker and Águila Light are Bavaria’s leading Colombian beer brands, accounting for 40% and 28%, respectively, of Bavaria’s total beer sales in Colombia for the year ended 31 March 2016. Bavaria’s share of the total Colombian alcohol market in that period was approximately 67% according to Nielsen Consumer.

Bavaria’s distribution fleet is operated by third-party crews who deliver Bavaria’s products to a fragmented customer base across most of the country. Van selling exists in some rural areas, but is being gradually replaced by a combination of presales and telesales.

In addition, Bavaria produces malt beverages under the Pony Malta brand. For the year ended 31 March 2016, this brand constituted approximately 6% volume share of the Colombian total non-alcoholic beverages market, and approximately 100% of the non-alcoholic malt beverages market according to Nielsen Consumer. Bavaria’s sales volume of non-alcoholic malt beverages for the year ended 31 March 2016 was 2.7 million hl.

Peru

The SABMiller Group carries out its lager and soft drinks operations in Peru principally through Unión de Cervecerías Peruanas Backus y Johnston S.A.A. (“Backus”). The SABMiller Group has an effective economic interest of 94% in Backus. As at 31 March 2016, Backus was the largest beer company in Peru by volume according to CCR Audit.

Backus currently operates five breweries in Peru. Backus’ most popular brand in Peru is Cristal which accounted for 42% of Backus’ Peruvian lager sales for the year ended 31 March 2016. Backus’ volume share of the total Peruvian beer market for the year ended 31 March 2016 was approximately 97% according to CCR Audit, and 59% of the Peruvian alcohol market according to the same source. Backus’ other main brands in Peru include Cusqueña, Malta Cusqueña, MGD and Peroni Nastro Azzurro in the premium category, Backus Ice, Arequipeña, Cristal, Pilsen Callao, Pilsen Polar, Pilsen Trujillo, San Juan and Barena in the mainstream category and Fiesta Real in the economy category.

Backus also produces, bottles and distributes the Agua Tónica Backus, Guaraná Backus, and Viva Backus soft drinks brands throughout Peru. According to CCR Audit, these brands represented approximately 8% of the Peruvian sparkling soft drinks market in the year ended 31 March 2016. Backus also produces both sparkling and still bottled water under the San Mateo brand. In the year ended 31 March 2016, Backus’ water brands represented approximately 20% of the Peruvian bottled water market according to CCR Audit. In addition, Backus produces a malt-based non-alcoholic beverage, Maltin Power, being the only producer in this category.

Ecuador

The SABMiller Group carries out its operations in Ecuador through Cervecería Nacional (CN) SA. The SABMiller Group’s effective interest in Cervecería Nacional (CN) SA is 96%.

According to Mardis Cia. Ltda, the SABMiller Group had approximately a 52% share of the alcohol market in Ecuador for the year ended 31 March 2016. The principal brands sold in Ecuador are Club, Dorada, Miller Lite, MGD, Pilsener and Pilsener Light.

Cervecería Nacional (CN) SA also produces malt beverages under the Pony Malta brand and bottles both still and sparkling water under the Manantial brand.

Panama

Cervecería Nacional SA (“Cervecería Nacional”) is the SABMiller Group’s principal lager and beverage producer in Panama. The SABMiller Group’s effective interest in Cervecería Nacional is 97%.

Cervecería Nacional’s beer sales in Panama represented approximately 53% of the total Panamanian beer market and 43% of the Panamanian alcohol market for the year ended 31 March 2016, according to SABMiller management estimates. Cervecería Nacional produces the Atlas, Atlas Golden Light, Balboa, Balboa Ice, 507 and Miller Lite brands in Panama. Cervecería Nacional also imports and distributes MGD. Cervecería Nacional’s most popular brand in Panama is Atlas, which accounted for approximately 27% of Cervecería Nacional’s lager volume for the year ended 31 March 2016.

In addition, the SABMiller Group’s Panamanian subsidiaries produce, bottle and distribute Malta Vigor, a non-alcoholic malt beverage brand. For the year ended 31 March 2016, Malta Vigor constituted approximately 92% of the non-alcoholic malt beverages market according to Nielsen Consumer. Cervecería Nacional also produces, bottles and distributes PepsiCo soft drinks, including Pepsi, Mirinda and 7UP, pursuant to exclusive bottling agreements with PepsiCo International dating back to 1946 and also produces and bottles Schweppes soft drinks including Orange Crush, Squirt and Canada Dry. The SABMiller Group has approximately 32% by volume share of the Panamanian sparkling soft drinks market according to Nielsen Consumer.

Honduras

The SABMiller Group operates in Honduras principally through its subsidiary Cervecería Hondureña SA de CV (“CHSA”). The SABMiller Group’s effective interest in CHSA is 99%.

According to Nielsen Consumer, the SABMiller Group’s brands account for approximately 72% of the Honduran alcohol market by volume for the year ended 31 March 2016. CHSA is the sole domestic brewer in Honduras. The SABMiller Group’s proprietary domestic brands in Honduras include Barena, Imperial, Port Royal and Salva Vida. In addition, CHSA produces Miller Lite, and imports and distributes MGD and Corona Extra, with the distribution agreement for the latter expected to terminate in 2020.

According to Nielsen Consumer, CHSA is the market leader for sparkling soft drinks in Honduras, accounting for approximately 60% of the Honduran sparkling soft drinks market by volume for the year ended 31 March 2016. CHSA is the exclusive bottler in Honduras of the Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Sprite, Fanta, Fresca, Powerade and Canada Dry brands. CHSA also produces Dasani and Vital within the water category, as well as Fuze Tea and del Valle juices. All of these brands are owned by The Coca-Cola Company. CHSA also owns, produces and sells Tropical, which is a sparkling soft drink brand, and ActiMalta, which is a non-alcoholic malt beverage.

El Salvador

The SABMiller Group operates in El Salvador principally through its wholly owned subsidiary, Industrias la Constancia SA de CV.

The SABMiller Group’s brands accounted for approximately 91% of the Salvadoran beer market and 42% of the alcohol market by volume for the year ended 31 March 2016, according to Nielsen Consumer. The SABMiller Group’s domestic brands in El Salvador include Suprema, Golden, Pilsener and Regia Extra. It also imports and distributes Grolsch, Miller Lite and MGD.

Industrias la Constancia SA de CV is also a significant producer and distributor of sparkling soft drinks in El Salvador, with approximately 57% by volume of the market for the year ended 31 March 2016, according to Nielsen Consumer. It has the exclusive bottling and distribution rights for all of The Coca-Cola Company’s brands in El Salvador including sparkling soft drinks (Coca-Cola, Coca-Cola Light, Sprite, Fanta, Fresca and Tropical), juices (Jugos del Valle), isotonics (Powerade) and flavored teas (Fuze Tea). In addition, the Cristal water division is primarily a bottler and distributor of purified water to homes and offices.

Argentina

The SABMiller Group operates in Argentina principally through its subsidiary, CASA Isenbeck.

The SABMiller Group’s brands accounted for approximately 5% of the Argentinian beer market by volume for the year ended 31 March 2016, according to SABMiller management estimates. The SABMiller Group’s brands in Argentina include Isenbeck, Diosa Tropical, Miller Lite, MGD and Grolsch. CASA Isenbeck produces and distributes the Warsteiner brand under a long-term license agreement.

Africa

The SABMiller Group operates in 17 countries in Africa and as at 31 March 2016 had 28 lager breweries, 26 soft drink bottling plants and 18 sorghum breweries. South Africa has the highest volume of lager sales in the SABMiller Group’s Africa subsidiary operations.

SAB is the founding business of the SABMiller Group and has been operating since 1895. It is the leading brewer in South Africa and competes in every category of the brewing industry. Major local brands include Castle Lager, Carling Black Label, Castle Milk Stout, Castle Lite and Hansa Pilsener.

SAB also owns 27% of Distell Group Ltd, a major manufacturer and distributor in the South African wines and spirits sector.

Following the formation of CCBA on 2 July 2016, as at the date of this prospectus, the SABMiller Group has a 54.1% economic interest in CCBA, which comprises soft drinks businesses in South Africa, Comores, Mayotte, Ethiopia, Kenya, Uganda, Ghana, Namibia, Mozambique and Tanzania.

The SABMiller Group has a strategic alliance with Castel pursuant to which Castel’s holding company has a 38% economic interest in SABMiller’s principal African holding company and the SABMiller Group has a 20% economic interest in Castel’s African beverage operations other than in relation to Castel’s operations in Angola where the SABMiller Group’s interest is 27.5%. This alliance capitalizes on the complementary nature of the companies’ geographic portfolios. Castel has lager and soft drinks interests in 22 largely French-speaking countries of West, Central and North Africa and the Indian Ocean. Its operations cover Algeria, Angola, Benin, Burkina Faso, Cameroon, Central African Republic, Chad, Congo, Côte d’Ivoire, Democratic Republic of Congo, Equatorial Guinea, Ethiopia, Gabon, Gambia, Guinea, Madagascar, Mali, Morocco, Niger, Senegal, Togo and Tunisia. In addition, the SABMiller Group has associated undertakings in Algeria, Morocco and Zimbabwe, and a procurement company in Mauritius.

For the year ended 31 March 2016, the SABMiller Group’s share of Castel’s African beverage operations’ lager volumes was 7.3 million hl and the SABMiller Group’s share of Castel’s African beverage operations’ soft drinks volumes was 7.2 million hl.

As at 31 March 2016, the SABMiller Group produced and bottled Coca-Cola products in 23 African markets (in alliance with Castel in 15 of these markets and through the SABMiller Group’s associated undertaking in Zimbabwe). Following the formation of CCBA on 2 July 2016, the number of such markets has increased from 23 to 29.

The SABMiller Group’s average number of employees in Africa for the year ended 31 March 2016 was approximately 25,669.

Details of the SABMiller Group’s operations in Africa are shown below:

	Number of breweries(1)	Total lager volume for year ended 31 March 2016(2)	Number of soft drinks bottling plants(1)(3)	Total soft drinks volume for year ended 31 March 2016(2)
		(million hl)		(million hl)
Country
Botswana	1	0.7	1	0.8
Comores	—	—	1	—
Ethiopia	—	—	1	0.3
Ghana	1	0.8	4	2.1
Kenya	—	—	1	0.4
Lesotho	1	0.5	1	0.2
Malawi	—	—	—	0.1
Mayotte	1	—	1	0.2
Mozambique	3	2.7	—	—
Namibia	1	0.2	—	—
Nigeria	3	2.9	4	1.2
South Africa	7	28.3	6	21.8
South Sudan	1	0.2	1	0.1
Swaziland	1	0.3	1	0.3
Tanzania	4	3.0	—	0.1
Uganda	2	1.9	1	1.0
Zambia	2	1.5	3	1.2
Zimbabwe	—	0.5	—	0.8
Castel (including Algeria, Angola and Morocco)	—	7.3	—	7.2

Total	28	50.8	26	37.8

Notes:

(1)	Breweries and soft drinks bottling plants relate to subsidiaries only; excludes sorghum breweries but includes water and maheu plants.
(2)	Includes 100% of subsidiaries’ volumes and the SABMiller Group’s share of associates’ volumes.
(3)	The table does not include the 17 soft drink bottling plants previously operated by Coca-Cola Sabco (five in South Africa, three in Mozambique, two in each of Ethiopia, Uganda, Tanzania and Namibia, and one in Kenya), which now form part of CCBA.

The annual lager capacity of subsidiaries in Africa as at 31 March 2016 was 53 million hl and the soft drinks capacity at the same date was 34 million hl.

South Africa

According to Canadean Limited in respect of 2015, South Africa was the 12th largest beer market in the world by volume. As at 31 March 2016, SAB sales represented approximately 90% of total lager beer consumption in South Africa, according to SABMiller management estimates.

The principal activity of SAB is the production, marketing and distribution of beer, throughout South Africa and, with effect from 2 July 2016 and through its shareholding in CCBA, the production, marketing and distribution of soft drinks and non-alcoholic beverages in 10 African countries. For the year ended 31 March 2016, the SABMiller Group sold 28.3 million hl of lager and 21.8 million hl of soft drinks (including sparkling soft drinks, fruit juices and water) in South Africa (including Namibia). SAB has 10 brands of beer, five flavored alcoholic beverages brands and two flavored beer brands. Its three mainstream lager brands are Castle Lager,

Carling Black Label and Hansa Pilsener, with Castle Lager being the company’s flagship brand. There are three brands in the local premium category: Castle Lite, Castle Milk Stout and Hansa Marzen Gold. There are four brands in the global brands category: MGD, Pilsner Urquell, Peroni Nastro Azzurro and Grolsch. The brands in the flavored alcoholic beverages category are Redd’s Premium Cold, Redd’s Premium Dry, Redd’s Bold, Brutal Fruit and Sarita. The flavored beer brands are Flying Fish and Castle Lite Lime.

SAB operates seven breweries and also has two malting plants and one hop-processing plant.

Tanzania

Tanzania Breweries Limited, which is listed on the Dar-es-Salaam Stock Exchange, owns Tanzania’s most popular beer brands (Kilimanjaro and Safari Lager) according to SABMiller management estimates and is licensed to produce and distribute other brands, including Castle Lager and Castle Lite in Tanzania. The SABMiller Group has an effective economic interest of 36% in Tanzania Breweries Limited.

According to SABMiller management estimates, per capita consumption in the Tanzanian beer market has been relatively stable in recent years at approximately eight liters. Although per capita beer consumption in the year ended 31 March 2015 decreased to 6.9 liters per annum, it recovered to approximately 7.5 liters per annum in the year ended 31 March 2016. The SABMiller Group’s share of the Tanzanian beer market was approximately 77% for the year ended 31 March 2016, according to Frontline Market Research.

Mozambique

The SABMiller Group has an effective economic interest of 49% in its listed operation Cervejas de Moçambique SA in Mozambique. The SABMiller Group’s share of the beer market in Mozambique was approximately 92% for the year ended 31 March 2016, according to Frontline Market Research. The SABMiller Group’s portfolio of brands in Mozambique includes 2M, Laurentina Preta, Manica, Castle Lite and Impala (a cassava-based lager).

Uganda

The SABMiller Group has an effective economic interest of 62% in Uganda’s Nile Breweries Limited, which has a strong portfolio of brands including Nile Special, Club Pilsener, Chairman’s ESB, Eagle Extra and Eagle Lager. The SABMiller Group’s share of the Ugandan beer market was approximately 60% for the year ended 31 March 2016, according to Frontline Market Research.

Zambia

The SABMiller Group has an effective economic interest of 54% in Zambian Breweries plc, a company listed on the Lusaka Stock Exchange. The SABMiller Group’s share of the Zambian beer market was approximately 92% for the year ended 31 March 2016, according to Frontline Market Research. The SABMiller Group’s key local brand in Zambia is Mosi. Castle Lager is produced and sold under license in Zambia.

Nigeria

The SABMiller Group has an effective economic interest of 41% in Pabod Breweries Ltd, an effective economic interest of 38% in Intafact Beverages Ltd and an effective economic interest of 36% in International Breweries plc, which is listed on the Nigerian Stock Exchange. The SABMiller Group’s share of the Nigerian beer market was approximately 15% for the year ended 31 March 2016, according to SABMiller management estimates. The SABMiller Group’s key local brands in Nigeria are Trophy and Hero.

Botswana

Kgalagadi Breweries (Pty) Limited is the only domestic producer of lager in Botswana, with an overall market share of approximately 91% for the year ended 31 March 2016, according to Frontline Market Research. Its main brands are St. Louis, Castle Lager, Castle Lite, Carling Black Label and Hansa Pilsener. The SABMiller Group has an effective economic interest of 31% in Kgalagadi Breweries (Pty) Limited.

Lesotho

The SABMiller Group is the only brewer in Lesotho, operating through Maluti Mountain Brewery (Pty) Limited. The SABMiller Group has an effective economic interest of 24% in Maluti Mountain Brewery (Pty) Limited. The SABMiller Group had an approximate 99% share of the beer market in Lesotho for the year ended 31 March 2016, according to SABMiller management estimates. The key local brand in Lesotho is Maluti.

Ghana

The SABMiller Group has an effective economic interest of 60% in Accra Brewery Limited, which in the year ended 31 March 2016 had an approximate 51% share, by volume, of the Ghanaian beer market, according to SABMiller management estimates. The SABMiller Group’s key local brands in Ghana are Eagle, Stone and Club, which is Ghana’s top-selling beer brand.

Swaziland

The SABMiller Group is the only brewer in Swaziland, operating through Swaziland Beverages Limited, in which it has an effective economic interest of 37%. The SABMiller Group’s share of the beer market in Swaziland was approximately 89% for the year ended 31 March 2016, according to Frontline Market Research. The SABMiller Group’s key local brand in Swaziland is Sibebe.

South Sudan

The SABMiller Group has an effective economic interest of 80% in Southern Sudan Beverages Limited. The continuing turmoil in South Sudan and the acute shortage of access to foreign exchange in the country has significantly impacted the SABMiller Group’s performance in South Sudan in the second half of the year ended 31 March 2016. As a result, the brewery has been closed and the company is now operating as an import business.

Zimbabwe

The SABMiller Group has an effective economic interest of 25% in Delta Corporation Limited, which is listed on the Zimbabwe Stock Exchange, and in the year ended 31 March 2016, had an approximate 97% share, by volume, of the Zimbabwean beer market, according to Frontline Market Research. Its largest brands are Castle Lager, Eagle, Carling Black Label and Golden Pilsener.

Soft drinks and other operations

Soft drinks

As at 31 March 2016, the SABMiller Group bottled and distributed Coca-Cola products in Africa in the following countries: South Africa, Botswana, Comores, Lesotho, Mayotte, Swaziland and Zambia.

On 2 July 2016, the SABMiller Group completed a transaction with The Coca-Cola Company and Gutsche Family Investments to combine the bottling operations of their nonalcoholic ready-to-drink beverages businesses in southern and east Africa, to form CCBA. CCBA is Africa’s largest bottler, initially serving

10 countries. In addition, in a related transaction on 2 July 2016, the SABMiller Group’s Appletiser brands were sold to The Coca-Cola Company and a further nine non-alcoholic ready to drink brands in Africa were acquired by or perpetually licensed to The Coca-Cola Company.

CCBA currently comprises the following businesses in South Africa:

•	SABMiller’s South African soft drinks bottling businesses, ABI Bottling (Proprietary) Ltd and Appletiser;

•	Coca-Cola Sabco’s South African bottler, Coca-Cola Fortune; and

•	The Coca-Cola Company’s South African soft drinks businesses in the form of Coca-Cola Canners, Valpré and Coca-Cola Shanduka Beverages.

Outside South Africa, SABMiller also contributed to CCBA its soft drink bottling businesses in six other African countries: its Coca-Cola franchises in Comores and Mayotte and its interests in its water businesses in Ghana, Ethiopia, Uganda and Kenya, the related brands of which were sold to The Coca-Cola Company. At the same time, Coca-Cola Sabco contributed its other Coca-Cola bottling businesses in Kenya, Ethiopia, Mozambique, Tanzania, Uganda and Namibia to CCBA.

All of the CCBA businesses conduct essentially all of their business under five-year renewable franchise agreements with The Coca-Cola Company, and this relationship is fundamental to CCBA’s business. This relationship has been enhanced by the recent transaction and The Coca-Cola Company’s resultant 12% economic interest in CCBA. Each of the current franchise agreements in place between CCBA subsidiaries and The Coca-Cola Company expire on 1 July 2021.

SABMiller intends to transfer to CCBA at a later date its water business in Nigeria, its Swaziland soft drinks business and those of its listed subsidiaries in Botswana and Zambia, subject to agreement in due course with those subsidiaries and the requisite regulatory and shareholder approvals.

Other operations

As at 31 March 2016, the SABMiller Group operated 18 sorghum beer breweries: five in Zambia, four in Malawi, two in Botswana, two in Mozambique and one in each of Ghana, Nigeria, Swaziland, Tanzania and Uganda. The SABMiller Group makes sales of wines and spirits through its subsidiaries in Tanzania and Mozambique, and through its associate interest in Distell Group Ltd. Total sales volumes for the year ended 31 March 2016 included 5.6 million hl of sorghum beer and 2.2 million hl of wines and spirits.

Asia Pacific

In Asia Pacific, the SABMiller Group conducts business primarily in Australia, China and India, with operations also in South Korea and Vietnam. In December 2011, the SABMiller Group completed the acquisition of a 100% interest in Foster’s. In Australia, the SABMiller Group operates principally through CUB, which is the Australian beverage business of Foster’s, and the second largest brewer in Australia with a portfolio of brands that includes the leaders in the classic mainstream category according to SABMiller management estimates. Now in its 22nd year, the SABMiller Group’s associate in China is the biggest brewer by volume in China according to Canadean Limited. The SABMiller Group is the second largest brewer by volume in India according to the same source. The SABMiller Group also has subsidiaries in South Korea and Vietnam, and exports to numerous markets.

The SABMiller Group’s average number of employees in Asia Pacific for the year ended 31 March 2016 was approximately 4,692.

	Number of breweries(1)	Total lager volume for year ended 31 March 2016(2)
		(million hl)
Country
Australia	6	7.1
China	—	57.6
India	11	5.3
South Korea	—	0.1
Vietnam	1	—
Other Asia	—	0.2

Total	18	70.3

(1)	Breweries relate to subsidiaries only.
(2)	Includes 100% of subsidiaries’ volumes and the SABMiller Group’s share of associates’ volumes.

The annual lager capacity of subsidiaries in Asia Pacific as at 31 March 2016 was 18 million hl.

Australia

According to SABMiller management estimates, CUB is a leading brewer in Australia and has a portfolio of beer, cider and spirits/ready-to-drink beverage master brands. CUB’s brand portfolio includes iconic Australian beer brands such as Victoria Bitter and Carlton Draught (number one draught beer, according to BARSCAN). CUB also has strong contemporary brands including Great Northern, Pure Blonde, and Carlton Dry as Australia’s number one contemporary brand (according to IRi-Aztec) as well as Great Northern Brewing Co. Super Crisp becoming the third largest mid strength beer in Australia in just over 12 months since launching into the market (according to IRi-Aztec). CUB’s portfolio also includes craft beer brands such as Matilda Bay’s Yak brand family, Beez Neez and Minimum Chips. CUB is a leader in the Australian cider category with popular cider brands Strongbow, Mercury, Bulmers Original, Kopparberg and Matilda Bay’s Dirty Granny. The SABMiller Group’s key brands in Australia, other than CUB brands, are Peroni Nastro Azzurro, Miller Chill, Peroni Leggera, MGD and Grolsch. According to SABMiller management estimates, CUB’s share of the national beer market by volume was 40%, for the year ended 31 March 2016.

As at 31 March 2016, the SABMiller Group had five operations in Australia and one in New Zealand, including four breweries and two cideries. The Port Melbourne brewery in Victoria was closed during the year ended 31 March 2016. The closure of the Campbelltown cidery in New South Wales has been announced and is due to be completed by the financial year ending 31 March 2017.

China

According to Canadean Limited, China is the largest beer market in the world by volume. Annual beer output totaled 470 million hl for the year ended 31 March 2016, according to the National Bureau of Statistics of China. In China, the SABMiller Group owns 49% of CR Snow, a partnership with China Resources Beer (Holdings) Company Limited, which holds the remaining 51%. China Resources Beer (Holdings) Company Limited is listed on the Hong Kong Stock Exchange and is included in the Hang Seng Index.

For the year ended 31 March 2016, the SABMiller Group’s share of CR Snow’s lager volumes was 57.6 million hl, approximately 25% of annual output according to the National Bureau of Statistics of China. CR Snow has been the largest brewer by volume in China since 2006. The key local brand is Snow, which is the world’s best selling beer brand by volume according to Canadean Limited. In September 2013, CR Snow completed the acquisition of the brewery business of Kingway Brewery Holdings Limited.

India

The SABMiller Group operates in India principally through SABMiller India Ltd in which it has an effective economic interest of 99%. In September 2006, the SABMiller Group acquired a 100% interest in Foster’s operations and brand in India which has been integrated into the existing Indian business. In 2015, the SABMiller Group’s brewing operations in India were the country’s second largest by volume according to Canadean Limited.

The SABMiller Group has 11 breweries in India. During the year ended 31 March 2016, the SABMiller Group sold 5.3 million hl of lager in India. The SABMiller Group’s key brands in India include Haywards, Royal Challenge, Knockout, the Miller brand family and Foster’s.

Vietnam

The SABMiller Group commenced operations in Vietnam through a joint venture which was established in 2006 and commenced trading in the year ended 31 March 2007 following the establishment of a greenfield brewery near Ho Chi Minh City. In March 2009, the SABMiller Group acquired its joint venture partner’s interest and now owns 100% of SABMiller Vietnam Company Ltd. The SABMiller Group’s key brands in Vietnam are Zorok and Gambrinus.

Europe

The SABMiller Group’s expansion into mainland Europe began in 1993 with the acquisition of Dreher in Hungary, followed by further significant investments in Poland, the Czech Republic, Italy and the Netherlands. In March 2012, the SABMiller Group completed its strategic alliance with Anadolu Efes and the SABMiller Group’s Russian beer business, SABMiller RUS LLC, and Ukrainian beer business, PJSC Miller Brands Ukraine, were contributed to Anadolu Efes in exchange for a 24% equity stake in the enlarged Anadolu Efes which has investments in Turkey, Russia, the Commonwealth of Independent States, Central Asia and the Middle East. In June 2015 the SABMiller Group acquired 100% of Meantime Brewing Company Ltd, a modern UK craft brewer, with a brewery in Greenwich, London and a number of retail sites.

The SABMiller Group is one of the region’s leading brewers, with brewing operations in nine countries: the Netherlands, Poland, the Czech Republic, Italy, Romania, Hungary, Slovakia, Spain (Canary Islands) and the United Kingdom. As at 31 March 2016, the SABMiller Group owned 18 breweries across Europe. The SABMiller Group also sells to a further six European markets, of which the largest are Germany and France. A further 16 countries including Russia, Turkey and the Ukraine are covered in the strategic alliance with Anadolu Efes through brewing, soft drinks and export operations.

At 31 March 2016, SABMiller Group companies held the number one or two market position, by volume, in six European countries, according to Canadean Limited. The SABMiller Group’s earnings in Europe are principally derived from its operations in the Czech Republic and Poland.

The SABMiller Group’s average number of employees in Europe for the year ended 31 March 2016 was approximately 9,971.

Details of the SABMiller Group’s lager operations in Europe are shown in the table below:

	Number of breweries(1)	Total lager volume for year ended 31 March 2016(2)
		(million hl)
Country
Poland	3	12.9
Czech Republic	3	6.8
Romania	3	6.0
Italy	3	3.5
Hungary	1	2.3
The Netherlands	1	1.6
United Kingdom	1	1.6
Slovakia	1	1.5
Anadolu Efes	—	4.8
Brands Europe (including Dubai)	—	1.2
Canary Islands	2	0.9

Total	18	43.1

Notes:

(1)	Breweries relate to subsidiaries only and as at 31 March 2016.
(2)	Includes 100% of subsidiaries’ volumes and the SABMiller Group’s share of associates’ volumes.

The annual lager capacity of subsidiaries in Europe as at 31 March 2016 was 51 million hl.

Poland

The SABMiller Group owns 100% of Kompania Piwowarska SA in Poland. According to the Central Statistical Office of Poland, the SABMiller Group’s volume market share in Poland was 34% for the year ended 31 March 2016. As at 31 March 2016, the SABMiller Group had three Polish breweries: one in Poznan in western Poland, one in Tychy in southern Poland and one in Bialystok in north eastern Poland. The SABMiller Group’s Zubr brand was the leading beer brand in Poland, with sales of 5.0 million hl for the year ended 31 March 2016 and the Tyskie brand was the number two beer brand in Poland for the year ended 31 March 2016 according to Nielsen Consumer.

Czech Republic

The SABMiller Group owns 100% of Plzeňský Prazdroj a.s. in the Czech Republic. The SABMiller Group is the leading brewer in the Czech Republic according to the Czech Beer and Malt Association, with an estimated 49% share of the beer market by volume, primarily due to the SABMiller Group’s brands, Kozel and Gambrinus, which were the number one and two brands in the country for the year ended 31 March 2016, respectively according to SABMiller management estimates. It also brews Pilsner Urquell, the brand leader in the premium category according to the same source. The SABMiller Group’s operations comprise three breweries: Plzeňský Prazdroj, Pivovar Radegast and Pivovar Velké Popovice. Major brands sold in the Czech Republic are Pilsner Urquell, Gambrinus, Radegast and Kozel, and the non-alcoholic Birell.

Romania

The SABMiller Group’s Romanian business, Ursus Breweries S.A., had a market share of approximately 32% for the year ended 31 March 2016 according to Nielsen Consumer. Its main proprietary domestic brands are Ursus Premium, Timisoreana and Ciucas. The SABMiller Group’s Timisoreana brand was the leading brand in the Romanian beer market, and Ciucas was the number two brand for the year ended 31 March 2016, according to Nielsen Consumer. Ursus Breweries S.A. has three breweries located in Buzau, Timisoara and Brasov.

Italy

The SABMiller Group’s effective interest in Birra Peroni Srl (“Birra Peroni”) is 100%. According to SymphonyIRI Group, Birra Peroni had an approximate 20% share of the Italian beer market for the year ended 31 March 2016. According to the same source, the Peroni brand is number one in Italy with an estimated 14% share of the market in the year ended 31 March 2016 and is one of the oldest brands in the country, dating back to 1846. Nastro Azzurro, another of the Birra Peroni brands, is among the top premium brands in the country, with an estimated 13% share of the Italian market premium category in the year ended 31 March 2016. Birra Peroni primarily exports its brands to Australia, the United Kingdom, and the United States, and continues to develop and grow its export revenue. Birra Peroni has three breweries in Italy located in Rome, Padua and Bari.

The Netherlands

The SABMiller Group owns 100% of Koninklijke Grolsch NV (“Royal Grolsch”), a brewer based in the Netherlands. According to Nielsen Consumer, Royal Grolsch had an estimated 13% share of the Netherlands beer market by volume for the year ended 31 March 2016. Its primary brand is Grolsch Premium Lager, which is an iconic Dutch brand with 400 years of brewing heritage and represents approximately 73% of Royal Grolsch’s domestic volumes. Other SABMiller Group brands sold in the Netherlands are Peroni Nastro Azzurro, Pilsner Urquell, Tyskie, Lech, Grolsch Premium Weizen, Lentebok and Herfstbok. Grolsch Premium Lager is currently sold in approximately 60 countries, including Australia, Canada, Poland, France, Romania, Russia, South Africa, the United Kingdom and the United States of America. Potential growth of the Grolsch Premium Lager brand is expected across Latin America, where the premium category is still in its infancy, and in the more developed markets of Central and Eastern Europe.

Anadolu Efes

In March 2012, the SABMiller Group completed its strategic alliance with the Turkish beer and soft drinks business, Anadolu Efes, under which the SABMiller Group transferred its Russian and Ukrainian beer businesses to Anadolu Efes in return for a 24% equity stake in the enlarged Anadolu Efes. The SABMiller Group accounts for its investment in Anadolu Efes as an associate using equity accounting. The Europe segment includes the SABMiller Group’s 24% share of Anadolu Efes.

Anadolu Efes’ activities are conducted by three divisions: Turkey beer; International beer; and soft drinks. Anadolu Efes is Turkey’s largest brewer controlling approximately 68% of the local market as at 31 March 2016 according to SABMiller management estimates. Outside Turkey, Anadolu Efes has brewing operations in Russia, Kazakhstan, Ukraine, Moldova, and Georgia. According to Canadean Limited, Russia is the world’s fourth largest beer market. Anadolu Efes also exports its primary brand Efes to more than 70 countries.

Anadolu Efes owns a 50.3% share in Coca-Cola İçecek A.Ş. (“CCİ”), which is the fifth largest bottler in the Coca-Cola system, based on volume. CCİ manufactures, sells and distributes The Coca-Cola Company branded beverages in Turkey, Azerbaijan, Jordan, Kazakhstan, Kyrgyzstan, Pakistan, Iraq, Turkmenistan, Syria and Tajikistan. According to Nielsen Consumer, CCİ is the market leader in Turkey and Kazakhstan and ranks second in Pakistan. According to Retail Zoom, CCİ ranks second in Iraq. According to Ipsos Retail Performance, CCİ is the market leader in Azerbaijan, Kyrgyzstan and Turkmenistan and according to SABMiller management estimates ranks second in Jordan.

Other European operations

In Hungary, the SABMiller Group’s subsidiary, Dreher, maintains a well-positioned portfolio of brands covering all popular lager categories, including the Dreher brand, which is a leading local premium brand, and

Arany Ászok. Dreher also brews Hofbräu under license. Dreher had a market share of approximately 38% for the year ended 31 March 2016, according to SABMiller management estimates.

In Slovakia, Pivovary Topvar is the second largest brewing company by volume, with 36% market share according to SABMiller management estimates. The premium brand Pilsner Urquell and several of the SABMiller Group’s Czech brands are sold alongside Šariš, Topvar and Smadny Mnich in the Slovakian brand portfolio.

Compañia Cervecera de Canarias in the Canary Islands produces Dorada and Tropical, which are local brands, and Carlsberg under license, and distributes certain of the SABMiller Group’s global brands. In addition, Compañia Cervecera de Canarias also produces Appletiser and economy beer brands (Kelson, Saturday and Estrella de Canarias) for the local market, and has an agreement to distribute Guinness, Red Bull and Kopparberg.

In 2005, the SABMiller Group established Miller Brands (UK) Limited for the sale, marketing and distribution of the SABMiller Group’s international premium brands in the United Kingdom and Ireland. Miller Brands (UK) Limited sells Peroni Nastro Azzurro, MGD and Pilsner Urquell and other SABMiller Group brands such as Tyskie, Lech and Kozel, in a variety of formats for consumption in both the on-premise and off-premise channels.

In 2015, the SABMiller Group acquired the UK modern craft brewer, Meantime Brewing Company Ltd (“Meantime”). Meantime’s brands include London Pale Ale, London Lager, and Yakima Red.

In 2011, the SABMiller Group established SABMiller Brands Europe a.s. for the sale, marketing and distribution of the SABMiller Group’s brands in Europe and the Middle East where the SABMiller Group does not have breweries, such as Germany, France, Sweden, Spain, Austria and the United Arab Emirates. SABMiller Brands Europe a.s. sells the SABMiller Group’s brands including Peroni Nastro Azzurro, Pilsner Urquell, MGD, Grolsch, Tyskie, Lech and Kozel.

North America

Until 30 June 2008, the SABMiller Group’s subsidiary Miller conducted its operations predominantly in the United States of America, where it was the second-largest brewer. Up to that date Miller’s results were consolidated within the SABMiller Group’s financial statements. On 1 July 2008, the MillerCoors Transaction was completed, resulting in the creation of the MillerCoors joint venture. As a result, the SABMiller Group has a 58% economic interest and Molson Coors has a 42% economic interest in MillerCoors. As part of the MillerCoors Transaction, Miller transferred substantially all of its operating assets (excluding its international assets, which represented a small percentage of Miller’s total operating assets) to MillerCoors. MillerCoors is accounted for as a joint venture using equity accounting by the SABMiller Group. The North America segment includes the SABMiller Group’s 58% share in MillerCoors and 100% of Miller Brewing International which exports across the Americas, including Canada and Brazil, and various North American holding companies.

MillerCoors

MillerCoors brews, markets and sells the MillerCoors portfolio of brands in the U.S.A. and Puerto Rico. It competes in every major category of the U.S. beer industry, including the import, premium light, premium regular, economy, craft, flavored malt beverage and cider categories. MillerCoors’ core brand families, Miller Lite and Coors Light (premium light), MGD and Coors Banquet (premium regular), Miller High Life, Keystone and Milwaukee’s Best (economy), Blue Moon and Leinenkuegel’s (craft), Redd’s (flavored malt beverage) accounted for approximately 86% of MillerCoors’ total domestic shipment volume in the United States of America during the year ended 31 March 2016, excluding contract brewing.

In August 2010, MillerCoors established the Tenth and Blake Beer Company, its craft and import division. It imports Peroni Nastro Azzurro, Pilsner Urquell and Grolsch and features craft brews from the Jacob Leinenkugel Brewing Company, Blue Moon Brewing Company and the Blitz-Weinhard Brewing Company. To expand its portfolio, Tenth and Blake acquired The Crispin Cider Company in February 2012 and the Saint Archer Brewing Company in October 2015. In addition, MillerCoors has expanded its presence in the above premium category with brand offerings such as the recent launch of Henry’s Hard Soda.

MillerCoors believes that the enhanced brand portfolio, scale and combined management strength of the joint venture allows the combined businesses to compete more vigorously in the aggressive and rapidly changing U.S. marketplace and thus improves the operational and financial performance through:

•	building a stronger brand portfolio and giving consumers more choice;

•	cost reductions and improving productivity;

•	creating a more effective competitor; and

•	improving the route to market and benefiting distributors and retailers.

MillerCoors had approximately 8,400 employees as at 31 March 2016.

In the United States, beer is generally distributed through a three-tier system consisting of manufacturers, distributors and retailers. As at 31 March 2016, a national network of approximately 425 independent distributors purchases MillerCoors’ products and distributes them to retail accounts.

MillerCoors currently operates eight major breweries, two container operations and one cidery, which produce MillerCoors’ products. In September 2015 MillerCoors announced the planned closure of its Eden, North Carolina brewery effective September 2016.

MillerCoors has an agreement to brew, package and ship products for Pabst Brewing Company. Additionally, MillerCoors produces beer under contract for Molson Coors and for SABMiller.

DESCRIPTION OF NEWBELCO ORDINARY SHARES AND NEWBELCO ADSs

The following description of Newbelco’s share capital is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the Belgian Companies Code and the complete text of the Newbelco articles of association, which will be substantially in the form attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part. You should read those laws and documents carefully.

There are differences between the AB InBev articles of association and the Newbelco articles of association as they will be in effect as of the closing of the Belgian Offer. See “Comparison of the Rights of Holders of AB InBev Ordinary Shares and AB InBev ADSs and Holders of Newbelco Ordinary Shares and Newbelco ADSs”.

Except where otherwise indicated, the description below reflects the Newbelco articles of association as that document will be in effect as of the closing of the Belgian Offer. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the articles of association of Newbelco as they will be in effect as of the closing of the Belgian Offer.

Newbelco Share Capital

History and Form of Newbelco Share Capital

At the date of this prospectus, Newbelco’s share capital amounts to EUR 61,500, divided into 6,150,000 Incorporation Shares. The Incorporation Shares are issued in registered form, are freely transferable and are fully paid-up. Newbelco has only one class of Incorporation Shares.

At the Newbelco General Meeting to be held in connection with the implementation of the UK Scheme, the Newbelco Resolutions will include a proposal to increase the capital of Newbelco in connection with the contribution in kind of the SABMiller ordinary shares (including the SABMiller ordinary shares represented by ADSs) subject to the UK Scheme to Newbelco and the issue of Initial Shares to the former SABMiller shareholders in exchange for such contribution.

After the UK Scheme has become effective, all of the Incorporation Shares will be cancelled with effect from and simultaneously with the completion of the capital increase described above. Immediately following this capital increase, the former SABMiller shareholders will own all the Initial Shares, which will constitute all of the issued and outstanding shares of Newbelco at that point in time.

Through the Belgian Offer (prior to the Belgian Merger completing), AB InBev will acquire all of the Initial Shares tendered into the Belgian Offer. All such Initial Shares acquired by AB InBev in the context of the Belgian Offer will be reclassified and consolidated as Newbelco ordinary shares. The remaining Initial Shares (held by former SABMiller shareholders who validly elected for the Partial Share Alternative) will be reclassified and consolidated as Restricted Shares.

Upon completion of the Belgian Merger, (i) Newbelco will issue 1,608,242,156 Newbelco ordinary shares to holders of AB InBev ordinary shares and/or AB InBev ADSs and (ii) the Initial Shares held by AB InBev further to the Belgian Offer, all of which will have been acquired by Newbelco as a consequence of the Belgian Merger, will be cancelled, except for 85,000,000 such Newbelco ordinary shares, which will be kept as treasury shares by Newbelco. The cancellation of the Newbelco ordinary shares acquired by Newbelco as a consequence of the Belgian Merger (except for the 85,000,000 Newbelco ordinary shares which will be kept in treasury by Newbelco after completion of the Transaction) will be allocated entirely to the issue premium of Newbelco qualifying as fiscal paid-up capital pursuant to Article 184 BITC. In respect of the 85,000,000 Newbelco ordinary shares which will be kept in treasury by Newbelco after completion of the Transaction, an unavailable reserve will feature on Newbelco’s balance sheet after the Belgian Merger. Such reserve will also be created through a reduction of the issue premium qualifying as fiscal paid-up capital pursuant to Article 184 BITC.

As a result of the above transactions, it is anticipated that the share capital of Newbelco will be allocated as follows upon completion of the Transaction:

•	1,608,242,156 Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs) will be allocated to the then existing holders of AB InBev ordinary shares and/or AB InBev ADSs and 85,000,000 Newbelco ordinary shares will be kept as treasury shares by Newbelco; and

•	100% of the Restricted Shares will be allocated to former SABMiller shareholders that validly elect for the Partial Share Alternative.

The number of Restricted Shares that will be outstanding following completion of the Transaction depends on the number of SABMiller shares for which the Partial Share Alternative is elected. For example, based on the number of AB InBev ordinary shares and AB InBev ADSs issued as of the date of this prospectus, the share capital of Newbelco upon completion of the Transaction will consist of:

•	2,010,241,851 shares without nominal value, comprised of 1,693,242,156 Newbelco ordinary shares and 316,999,695 Restricted Shares, assuming Altria and BEVCO elect for the Partial Share Alternative in respect of the entire share capital of SABMiller beneficially owned by them in accordance with the irrevocable undertakings described under “Material Agreements—Shareholder Irrevocable Undertakings” and all other holders of SABMiller ordinary shares (including holders of SABMiller ADSs representing SABMiller ordinary shares) elect for the Cash Consideration only; or

•	2,019,242,156 shares without nominal value, comprised of 1,693,242,156 Newbelco ordinary shares and 326,000,000 Restricted Shares, if the Partial Share Alternative is elected by SABMiller shareholders (in addition to Altria and BEVCO) in respect of approximately 18.6 million SABMiller ordinary shares (or more).

Upon completion of the Transaction, it is expected that Newbelco will hold 85,000,000 Newbelco ordinary shares in treasury. In addition, subsidiaries of Newbelco are expected to hold 540,392 ordinary shares in treasury (based on the number of AB InBev ordinary shares expected to be held in treasury by AB InBev’s subsidiaries Brandbrew S.A., Brandbev S.à R.L. and Mexbrew S.à R.L. as of the date of the Belgian Merger).

The Restricted Shares and the Newbelco ordinary shares will have the same rights and benefits, except that, among other things, the Newbelco ordinary shares will be freely transferable whereas the Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR program and will be subject to, among other things, restrictions on transfer until converted into Newbelco ordinary shares. The Restricted Shares will be convertible at the election of the holder into Newbelco ordinary shares on a one-for-one basis with effect from the fifth anniversary of the completion of the Transaction. Restricted Shares may also be subject to conversion earlier in certain specific circumstances. The Restricted Shares and the Newbelco ordinary shares will generally vote as a single class, except as described under “—Description of the Rights and Benefits Attached to Newbelco Ordinary Shares—Right to Attend and Vote at Newbelco Shareholders’ Meetings—Quorum and majority requirements”.

Restricted Shares will, at all times, be and remain in registered form, while Newbelco ordinary shares will be in dematerialized form or in registered form. Newbelco ordinary shares in dematerialized form will be represented by an entry on a personal account of the owner or holder, with a recognized account holder or clearing settlement institution. Holders of Newbelco ordinary shares may elect, at any time and at their own cost, to have their registered shares converted into dematerialized shares, and vice versa, as provided in the Newbelco articles of association.

AB InBev and the individuals serving as directors of AB InBev as of the date of this prospectus each intend, until the fifth anniversary of the completion of the Transaction (i) not to propose at any general meeting a resolution (or cause any other person to do so) and (ii) to vote against any resolution which would have the effect of:

•	removing or relaxing the transfer restrictions in relation to the Restricted Shares set out above; or

•	allowing conversion of the Restricted Shares into Newbelco ordinary shares;

in both cases prior to the fifth anniversary of the issuance of the Restricted Shares, except under certain limited circumstances. The Stichting Anheuser-Busch InBev also intends to procure (so far as it is able) the same. Furthermore, the statements in this section are intended to be binding on Newbelco following completion of the Transaction, although these intentions may be set aside in the event that (a) a tender offer is made for the whole of the issued share capital of Newbelco (excluding the Belgian Offer) and such offer becomes wholly unconditional or (b) Newbelco implements a merger with a third party, in both cases in circumstances where the shareholders of Newbelco immediately prior to such tender offer or merger do not control (or exercise joint control over) Newbelco or the surviving entity (as applicable) following such tender offer or merger.

At the time of completion of the Transaction, the Newbelco ordinary shares and the Restricted Shares will be fully paid-up.

Changes in Newbelco Share Capital

Capital increases by the Newbelco shareholders’ meeting

Changes to Newbelco’s share capital will be decided by a shareholders’ meeting. The shareholders’ meeting may at any time decide to increase or decrease the share capital. Such resolution must satisfy the following quorum and majority requirements: (i) a quorum of 50% of the issued share capital must be present or represented at the meeting, and (ii) the capital increase must be approved by at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened where no quorum requirement applies but where the special 75% majority requirement applies.

Capital increases by the Newbelco board of directors

Subject to the same quorum and majority requirements described above, a shareholders’ meeting may authorize the Newbelco board of directors, within certain limits, to increase the share capital of Newbelco without any further approval of its shareholders by way of authorized capital. This authorization needs to be limited in time (i.e., it can only be granted for a renewable period of a maximum of five years) and in scope (i.e., the increase by way of authorized capital may not exceed the amount of the share capital at the time of the authorization).

It is expected that, if an authorization to increase the capital is granted by the shareholders’ meeting, such authorization will be limited to an amount up to 3% of the capital of Newbelco.

Preference rights and anti-dilution

In the event of a share capital increase by way of the issue of new shares, convertible bonds, warrants or other equity or equity-linked financial instruments, all Newbelco shareholders will have a preference right to subscribe for any such shares, convertible bonds, warrants or other equity or equity-linked financial instruments as set out in and in accordance with Article 592 of the Belgian Companies Code.

This preference right shall entitle each Newbelco shareholder to subscribe for any new shares, convertible bonds, warrants or other equity or equity-linked financial instruments, in each case pro rata to the proportion of Newbelco’s existing share capital that he or she holds immediately prior to such issue. Each Newbelco shareholder may exercise his or her respective preference rights in whole or in part.

The shareholders’ meeting may restrict or cancel these preference rights, in accordance with Article 596 of the Belgian Companies Code, for a purpose that is in the best interests of Newbelco; provided, however, that if preference rights are restricted or cancelled with respect to any issuance in which any shareholder of Newbelco acquires any such shares, convertible bonds, warrants or other equity or equity-linked financial instruments, all shareholders of Newbelco shall be given the same right and be treated in the same way. This requirement shall not apply when preference rights are restricted or cancelled with respect to issuances of shares, convertible bonds, warrants or other equity or equity-linked financial instruments issued solely pursuant to stock option plans or other compensation plans in the ordinary course of business. If the shareholders’ meeting has granted an authorization to the Newbelco board of directors to effect a capital increase and such authorization allows the Newbelco board of directors to do so, the Newbelco board of directors may likewise restrict or cancel preference rights, in accordance with the limitations set out in this paragraph.

Any decision to restrict or cancel preference rights will require a quorum at the shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 75% of the votes cast at the meeting (not counting abstentions).

If any holder of Restricted Shares exercises its preference right in respect of its holding of Restricted Shares, Newbelco shall issue, at the election of the holder of the Restricted Shares, either Restricted Shares or Newbelco ordinary shares (or a combination thereof) to such holder of Restricted Shares. No Restricted Shares shall be issued other than to an existing holder of Restricted Shares exercising its preferential subscription right. In case of any event referred to in Article 8.1 of the Newbelco articles of association, holders of Restricted Shares shall only be entitled or required to receive Restricted Shares in respect of the Restricted Shares held by them.

Certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework. See “Risk Factors—Risks Related to Newbelco Ordinary Shares and American Depositary Shares— Investors may suffer dilution if they are not able to participate in equity offerings, and Newbelco ADS holders may not receive any value for rights that Newbelco may grant” for further details.

Acquisition and Disposal of Treasury Shares

Newbelco may only acquire its own shares pursuant to a decision by the shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions).

It is expected that the Newbelco General Meeting will grant an authorization allowing Newbelco to acquire, on or outside a stock exchange, Newbelco ordinary shares up to a maximum of 20% of Newbelco’s issued shares for a price not lower than one euro and not higher than 20% above the highest closing price on Euronext Brussels in the last 20 trading days preceding the transaction. This authorization would be valid for a maximum of five years.

Newbelco may only dispose of its treasury shares pursuant to a decision by the shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions).

It is expected that the Newbelco General Meeting will grant an authorization allowing Newbelco to dispose, on or outside the stock exchange, of Newbelco ordinary shares which were acquired by Newbelco under conditions determined by the Newbelco board of directors. This authorization would be valid for a maximum of five years.

With respect to the Newbelco ordinary shares acquired by Newbelco as a result of the Belgian Merger, the Newbelco board of directors shall be entitled to dispose of such shares only in connection with (i) any share delivery obligations undertaken by AB InBev prior to 11 November 2015, (ii) any stock option plans or other compensation plans (including the Zenzele Scheme) or (iii) any stock lending agreement or similar arrangement in respect of which Newbelco will use the Newbelco shares for the purposes set out in items (i) and (ii).

Description of the Rights and Benefits Attached to Newbelco Ordinary Shares

Right to Attend and Vote at Newbelco Shareholders’ Meetings

Ordinary shareholders’ meeting

The ordinary shareholders’ meeting of Newbelco will be held on the last Wednesday of April of each year, at 11:00 a.m., Belgian time, in one of the municipalities of the Brussels-Capital Region, in Leuven or in Liège, at the place which will be mentioned in the convening notice. If this date is a legal holiday, the meeting will be held on the next business day at the same time.

At this meeting, the Newbelco board of directors and the statutory auditor will present a report on the management and financial situation of Newbelco as at the end of the previous accounting year, which shall run from 1 January to 31 December. The shareholders will then vote on the approval of the annual accounts, the allocation of Newbelco’s profit or loss, the appointment or renewal, if necessary, of directors or statutory auditors, remuneration of the directors and the auditor and the release from liability of the directors and the statutory auditor.

Special and extraordinary shareholders’ meetings

The Newbelco board of directors or its statutory auditor (or the liquidators, if appropriate) may, whenever Newbelco’s interests so require, convene a special or extraordinary shareholders’ meeting. Such shareholders’ meeting must also be convened every time one or more of Newbelco’s shareholders holding at least one-fifth of Newbelco’s share capital so demand.

Such shareholders’ meetings of Newbelco shall be held on the day, at the hour and in the place designated by the convening notice. They may be held at locations other than Newbelco’s registered office.

Notices convening Newbelco shareholders’ meeting

Notices of Newbelco shareholders’ meetings will contain the agenda of the meeting and the recommendations of the Newbelco board of directors on the matters to be voted upon.

Notices for Newbelco shareholders’ meetings will be given in the form of announcements placed at least 30 days prior to the meeting in at least one Belgian newspaper and in the Belgian State Gazette (Moniteur belge/Belgisch Staatsblad). Notices will be sent 30 days prior to the date of Newbelco shareholders’ meetings to the holders of Newbelco registered shares, holders of Newbelco registered warrants and to Newbelco directors and its statutory auditor.

Notices of all Newbelco shareholders’ meetings and all related documents, such as specific board of directors’ and auditor’s reports, will also be published on its website.

Admission to Newbelco shareholders’ meetings

All holders of Newbelco ordinary shares are entitled to attend Newbelco’s shareholders’ meetings, take part in the deliberations and, within the limits prescribed by the Belgian Companies Code and the Newbelco articles of association, vote, provided they have complied with the formalities for admission set out in the Newbelco articles of association.

The right to participate in and vote at a shareholders’ meeting of Newbelco will require a shareholder to:

•	have the ownership of his or her shares recorded in his or her name on the 14th calendar day preceding the date of the shareholders’ meeting, either through registration in the register of the registered shares of Newbelco, for holders of registered shares, or through book-entry in the accounts of an authorized account holder or clearing organization, for holders of dematerialized shares; and

•	notify Newbelco (or a person designated by Newbelco) at the latest on the sixth calendar day preceding the date of the shareholders’ meeting of his or her intention to participate in the meeting, indicating the number of shares in respect of which he or she intends to do so. In addition, a holder of dematerialized shares must, at the latest on the same day, provide Newbelco (or a person designated by Newbelco) with an original certificate issued by an authorized account holder or a clearing organization certifying the number of shares owned by the relevant shareholder on the record date for the shareholders’ meeting and for which he or she has notified his or her intention to participate in that meeting.

Voting by proxy

Any holder of Newbelco ordinary shares with the right to vote may either personally participate in the meeting or give a proxy to another person, who needs not be a shareholder, to represent him or her at the meeting. A shareholder may designate, for a given meeting, only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders. The appointment of a proxy holder may take place in paper form or electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), through a form which shall be made available by Newbelco. The signed original paper or electronic form must be received by Newbelco at the latest on the sixth calendar day preceding the date of the shareholders’ meeting. Any appointment of a proxy holder shall comply with relevant requirements of applicable Belgian law in terms of conflicting interests, record keeping and any other applicable requirements.

Remote voting

Any shareholder may vote remotely in relation to the shareholders’ meeting of Newbelco by sending a paper form or, if permitted by Newbelco in the notice convening the meeting, by sending a form electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law). These forms shall be made available by Newbelco. Only forms received by Newbelco at the latest on the sixth calendar day preceding the date of the meeting will be taken into account.

Shareholders voting remotely must, in order for their vote to be taken into account for the calculation of the quorum and voting majority, comply with the admission formalities set out in Article of the Newbelco articles of association.

Right to request that items be added to the agenda and to ask questions at the shareholders’ meeting

One or more shareholders that together hold at least 3% of Newbelco’s share capital may request for items to be added to the agenda of any convened meeting and submit proposals for resolutions with regard to existing agenda items or new items to be added to the agenda, provided that (i) they prove ownership of such shareholdings as at the date of their request and record their shares representing such shareholdings on the record date for the relevant shareholders’ meeting and (ii) the additional items to be added to the agenda and/or proposed resolutions have been sent in writing (by registered mail or e-mail) by these shareholders to the registered office of Newbelco no later than on the twenty-second day preceding the date of the relevant shareholders’ meeting. Such shareholdings must be proven by a certificate evidencing the registration of the relevant shares in the share register of Newbelco or by a certificate issued by the authorized account holder or the clearing organization certifying the book-entry of the relevant number of dematerialized shares in the name of the relevant shareholder(s).

Newbelco shall acknowledge receipt of shareholders’ requests within 48 hours and, if required, publish a revised agenda of the shareholders’ meeting at the latest on the 15th day preceding the date of the shareholders’ meeting. The right to request that items be added to the agenda or that proposed resolutions in relation to existing agenda items be submitted does not apply in case of a second shareholders’ meeting that must be convened because the quorum was not obtained during the first shareholders’ meeting.

Within the limits of Article 540 of the Belgian Companies Code, the directors and the auditor of Newbelco shall answer, during the shareholders’ meeting, any questions raised by shareholders. Shareholders may ask questions either during the meeting or in writing, provided that Newbelco receives the written question at the latest on the sixth day preceding the date of the shareholders’ meeting.

Quorum and majority requirements

Each Newbelco ordinary share will be entitled to one vote except for shares owned by Newbelco, or by any of its subsidiaries, the voting rights of which will be suspended. The shares held by Newbelco’s principal shareholders will not entitle such shareholders to different voting rights.

Save as provided in the Belgian Companies Code and the Newbelco articles of association, there will be no quorum requirement at Newbelco shareholders’ meetings and decisions will be taken by a simple majority vote.

Resolutions relating to amendments of the Newbelco articles of association or the merger or split of Newbelco will be subject to special quorum and majority requirements. Specifically, any resolution on these matters will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital of Newbelco, and the approval of at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, the quorum requirement will not apply. However, the special majority requirement will continue to apply.

Resolutions relating to the modification of the rights attached to a particular class of Newbelco shares will be subject to special quorum and majority requirements. Specifically, any resolution on these matters will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of Newbelco shares and the approval of at least 75% of the votes cast at the meeting in each class of Newbelco shares (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, the quorum requirement will not apply. However, the special majority requirement will continue to apply.

Any modification of Newbelco’s corporate purpose or legal form or any authorization to repurchase shares will require a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum will be required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions).

Pursuant to Article 40 of the Newbelco articles of association, any acquisition or disposal of tangible assets by Newbelco for an amount higher than the value of one-third of Newbelco’s consolidated total assets as reported in Newbelco’s most recent audited consolidated financial statements shall be within the exclusive jurisdiction of Newbelco’s shareholders’ meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented.

Transactions with Major Shareholders

Pursuant to article 41 of the Newbelco articles of association, in the event of (i) a contribution in kind to Newbelco with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary of such person or entity, or (ii) a merger of Newbelco with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting of Newbelco to approve such contribution in kind or merger.

Dividend Rights

All Newbelco shares participate equally in Newbelco’s profits. Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs – see “—Description of the Rights and Benefits Attached to Newbelco ADSs—Dividends and Other Distributions” below) and Restricted Shares will have the same rights in relation to dividends and other distributions.

The Belgian Companies Code provides that dividends can only be paid up to an amount equal to the excess of Newbelco’s shareholders’ equity over the sum of (i) paid-up or called-up share capital and (ii) reserves not available for distribution pursuant to law or the Newbelco articles of association. Under Belgian law and the Newbelco articles of association, Newbelco must allocate an amount of 5% of its annual net profit on an unconsolidated basis to a legal reserve in its unconsolidated financial statements until such reserve equals 10% of Newbelco’s share capital.

In general, Newbelco may only pay dividends with the approval of the shareholders’ meeting. The annual dividend payment (if any) will be approved by Newbelco’s shareholders at the ordinary shareholders’ meeting of Newbelco and will be paid on the dates and the places determined by the Newbelco board of directors. In addition, the Newbelco board may declare interim dividends without shareholder approval, in accordance with the provisions of the Belgian Companies Code and article 44 of the Newbelco articles of association. It is expected that the Newbelco board will decide the payment of dividends on a semi-annual basis.

Liquidation Rights

Newbelco can only be dissolved by a shareholders’ resolution passed in accordance with the conditions laid down for the amendment of the Newbelco articles of association (i.e., with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented, not counting abstentions).

If, as a result of losses incurred, the ratio of Newbelco’s net assets (determined in accordance with Belgian legal and accounting rules) to share capital is less than 50%, the board of directors must convene an extraordinary shareholders’ meeting within two months as of the date upon which the board of directors discovered or should have discovered this undercapitalization. At this shareholders’ meeting, the board of directors must propose either the dissolution of the company or the continuation of the company, in which case the board of directors must propose measures to redress the company’s financial situation. Shareholders’ resolutions relating to the dissolution of Newbelco are adopted in accordance with the conditions laid down for the amendments of the Newbelco articles of association.

If, as a result of losses incurred, the ratio of Newbelco’s net assets to share capital is less than 25%, the same procedure must be followed; provided, however, that in this instance, shareholders representing 25% of the votes validly cast at the relevant shareholders’ meeting can decide to dissolve the company. If the amount of Newbelco’s net assets has dropped below EUR 61,500 (the minimum amount of share capital of a Belgian limited liability company (société anonyme / naamloze vennootschap), any interested party is entitled to request the competent court to dissolve the company. The court can order the dissolution of the company or grant a grace period within which the company may remedy the situation.

In the event of the dissolution and liquidation of Newbelco, the assets remaining after payment of all debts and liquidation expenses shall be distributed to the holders of shares of Newbelco, each receiving a sum proportional to the number of shares of Newbelco held by them. The Newbelco ordinary shares and Restricted Shares will have the same rights in relation to all proceeds of a dissolution, liquidation or winding-up of Newbelco.

Description of the Rights and Benefits Attached to Newbelco ADSs

General

Upon completion of the Transaction, Newbelco will assume the rights and obligations of AB InBev under its Deposit Agreement, dated 30 June 2009, as amended from time to time, among AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of American Depositary Shares from time to time under the Deposit Agreement, and the AB InBev ADSs will thereby become Newbelco ADSs. As used in this section headed “—Description of the Rights and Benefits Attached to Newbelco ADSs”, all references to the “depositary” are references to The Bank of New York Mellon in its capacity as depositary under the Deposit Agreement, which will be substantially in the form attached as Exhibit 4.1 to the registration statement of which this prospectus forms a part and all references to the “custodian” are to the principal Brussels office of ING Belgium SA/NV in its capacity as custodian under the Deposit Agreement as appointed by the depositary.

Copies of the Deposit Agreement and any amendments to the Deposit Agreement are or will be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain copies of the Deposit Agreement and any amendments thereto from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at www.sec.gov.

It is currently expected that each Newbelco ADS will represent an ownership interest in one Newbelco ordinary share which Newbelco will deposit with the depositary. Each Newbelco ADS will also represent any securities, cash or other property deposited with the depositary, but which the depositary has not distributed directly to the Newbelco ADS holders.

Uncertificated Newbelco ADSs may be registered on the books of the depositary in electronic book entry form by means of the Direct Registration System (“DRS”) operated by The Depository Trust Company (“DTC”). Periodic statements will be mailed to the Newbelco ADS holders that reflect their ownership interest in such Newbelco ADSs. Alternatively, under the Deposit Agreement, the Newbelco ADSs may be certificated by ADRs delivered by the depositary to evidence the Newbelco ADS (which certificates are referred to in this prospectus as the Newbelco ADRs). Unless otherwise specified in this description, references to “Newbelco ADSs” include (i) uncertificated Newbelco ADSs, the ownership of which will be evidenced by periodic statements Newbelco ADS holders will receive, and (ii) certificated Newbelco ADSs evidenced by Newbelco ADRs.

The depositary’s office is located at 101 Barclay Street, New York, New York 10286. Because the depositary or its nominee actually holds the underlying Newbelco ordinary shares, Newbelco ADS holders generally receive the benefit from such underlying Newbelco ordinary shares through the depositary. Newbelco ADS holders must rely on the depositary to exercise the rights of a Newbelco shareholder on their behalf, including the voting of the Newbelco ordinary shares represented by the Newbelco ADSs. If a person becomes an owner of Newbelco ADSs, it will become a party to the Deposit Agreement and therefore will be bound by its terms and by the terms of the Newbelco ADSs and the Newbelco ADRs. The Deposit Agreement specifies the rights and obligations of Newbelco, the Newbelco ADS holders’ rights and obligations as owners of Newbelco ADSs and the rights and obligations of the depositary. The Deposit Agreement, the Newbelco ADSs and the Newbelco ADRs will be governed by New York law. However, the underlying Newbelco ordinary shares will continue to be governed by Belgian law, which may be different from New York law.

Holding the Newbelco ADSs

The Newbelco ADSs may be held either (i) directly by having a Newbelco ADS registered in the Newbelco ADS holder’s name, whether issued in certificated or in uncertificated form or (ii) indirectly through a broker or other financial institution. If a person holds Newbelco ADSs directly, by having a Newbelco ADS registered in its name on the books of the depositary, that person will be a Newbelco ADS holder. Except as otherwise indicated, this description assumes that holders of Newbelco ADSs hold their Newbelco ADSs directly solely for the purpose of summarizing the Deposit Agreement. If Newbelco ADS holders hold Newbelco ADSs indirectly through a broker or other financial institution, they must rely on the procedures of that broker or other financial institution to assert the rights of a Newbelco ADS holder described in this section. Newbelco ADS holders should consult with their broker or other financial institution to find out what those procedures are.

Dividends and Other Distributions

The depositary will agree to pay to ADS holders the cash dividends or other distributions it or the custodian will receive on shares or other deposited securities, after deducting its fees and expenses. Shareholders will receive these distributions in proportion to the number of ordinary shares their ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution Newbelco pays on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and is denied, or in the opinion of the depositary, cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may, and will, if Newbelco asks it to in writing, distribute additional ADSs representing any shares Newbelco distributes as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary will not be required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory assurance from Newbelco that it is legal to make that distribution. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If Newbelco offers holders of its securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders or may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to ADS holders anything else that Newbelco distributes on deposited securities by any means it may reasonably think is legal, equitable and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what Newbelco distributed and distribute the net proceeds, in the same way as it does with cash. However, the depositary will not be required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory assurance from Newbelco that it is legal to make that distribution. The depositary will be permitted to sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary will not be responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. Newbelco will have no obligation to register ADSs, shares, rights or other securities under the Securities Act. Newbelco also will have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions Newbelco will make on its shares or any value for them if it is illegal or impractical for Newbelco to make them available to you.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver at Newbelco’s expense, except as Newbelco may otherwise agree with the depositary, Newbelco’s voting materials to them if Newbelco asks it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Belgium and of the Newbelco articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

Newbelco cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

The greater of (a) $0.02 per ADS (or portion thereof) and (b) 6% of the cash distribution amount per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

$0.02 (or less) per ADSs per calendar year	Depositary services. The fee for depositary services will not exceed $0.02 per ADS for any year

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to Newbelco to reimburse Newbelco for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to Newbelco by the depositary or share revenue from the fees collected from ADS holders.

In performing its duties under the Deposit Agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Newbelco:	Then:
Changes the nominal or par value of its shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
Reclassifies, splits up or consolidates any of the deposited securities

Distributes securities on the shares that are not distributed to you	The depositary may, and will if Newbelco asks it to, deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of its assets, or takes any similar action

Amendment and Termination

Newbelco may agree with the depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

The depositary will terminate the Deposit Agreement at Newbelco’s direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the Deposit Agreement by mailing notice of termination to

Newbelco and the ADS holders if 90 days have passed since the depositary told Newbelco it wanted to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, Newbelco’s only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that it agreed to pay.

Limitations on Obligations and Liability

Limits on Newbelco’s Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The Deposit Agreement will expressly limit Newbelco’s obligations and the obligations of the depositary. It will also limit Newbelco’s liability and the liability of the depositary. Newbelco and the depositary:

•	will only be obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	will not be liable if Newbelco or the depositary is prevented or delayed by law or circumstances beyond their control from performing their obligations under the Deposit Agreement;

•	will not be liable if Newbelco or the depositary exercises discretion permitted under the Deposit Agreement;

•	will not be liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

•	will have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system; and

•	may rely upon any advice from legal counsel, accountants, any person presenting shares for deposit, any shareholder or any person that Newbelco or the depositary believes in good faith to be competent to give such advice or information.

In the Deposit Agreement, Newbelco and the depositary will agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or Newbelco are closed or at any time if the depositary or Newbelco thinks it advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

ADS holders will have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or Newbelco has closed its transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) Newbelco is paying a dividend on its shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs

The Deposit Agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release will be closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (iv) subject to such further indemnities and credit regulation as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System (“Profile”), will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties will agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from Newbelco as a holder of deposited securities that Newbelco makes generally available to holders of deposited securities. The depositary will send you copies of those communications if Newbelco asks it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to Newbelco’s business or the ADSs.

Applicable Belgian Legislation

Notification of Significant Shareholdings

Pursuant to the Belgian Law of 2 May 2007 (on the disclosure of significant holdings in listed companies), a notification to Newbelco and to the FSMA will, upon admission to trading of Newbelco’s securities on Euronext Brussels, be required by all natural and legal persons in the following instances:

•	an acquisition or disposal of Newbelco voting securities, voting rights or financial instruments that are treated as voting securities;

•	the holding of Newbelco voting securities upon first admission of them to trading on a regulated market;

•	the passive reaching of certain thresholds in terms of holding Newbelco voting securities, voting rights or financial instruments that are treated as voting securities;

•	the reaching of certain thresholds in terms of holding Newbelco voting securities, voting rights or financial instruments that are treated as voting securities by persons acting in concert or a change in the nature of an agreement to act in concert;

•	when a previous notification concerning Newbelco voting securities is updated;

•	the acquisition or disposal of the control of an entity that holds Newbelco voting securities; and

•	where Newbelco introduces additional notification thresholds in its articles of association;

in each case where the percentage of voting rights attached to the securities held by such persons reaches, exceeds or falls below the legal thresholds (set at 5% of the total voting rights, 10%, 15%, 20% and so on at intervals of 5%) or, as the case may be, the additional thresholds provided in the Newbelco articles of association. Newbelco will provide for additional thresholds of 3% and 7.5% in the Newbelco articles of association.

The notification must be made as soon as possible and at the latest within four trading days following the acquisition or disposal of the voting rights triggering the reaching of the threshold. If Newbelco receives a notification of information regarding the reaching of a threshold, it is required to publish such information within three trading days following receipt of the notification. No shareholder may cast a greater number of votes at a shareholders’ meeting of Newbelco than those attached to the rights or securities it has notified in accordance with the Belgian Law of 2 May 2007 (on the disclosure of significant holdings in listed companies) at least 20 days before the date of the shareholders’ meeting, subject to certain exceptions.

The form on which such notifications must be made, as well as further explanations, can be found on the website of the FSMA (www.fsma.be).

Public Takeover Bids

Public takeover bids for Newbelco’s shares and other securities, if any, are subject to supervision by the FSMA. Any public takeover bids must be extended to all of Newbelco’s voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus which has been approved by the FSMA prior to publication.

Belgium has implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of 21 April 2004) in the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. The Belgian Law of 1 April 2007 on public takeover bids provides that a mandatory bid must be launched if a person, as a result of his or her own acquisition or the acquisition by persons acting in concert with him or her or by persons acting for his or her account, directly or indirectly holds more than 30% of the voting securities in a company having its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility, as designated by the Belgian Royal Decree of 27 April 2007 on public takeover bids.

The mere fact of exceeding the relevant threshold through the acquisition of shares will give rise to a mandatory bid, irrespective of whether the price paid in the relevant transaction exceeds the current market price. The duty to launch a mandatory bid does not apply in case of an acquisition if it can be shown that a third party exercises control over Newbelco or that such third party holds a larger stake than the person holding 30% of the voting securities.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligations to disclose significant shareholdings and merger control regulations, that may apply to Newbelco and which may make an unsolicited tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that other shareholders may consider to be in their best interest and could adversely affect the market price of Newbelco’s shares. These provisions may also have the effect of depriving the shareholders of the opportunity to sell their shares at a premium.

In addition, the board of directors of a Belgian company may, in certain instances and subject to prior authorization by the shareholders, deter or frustrate public takeover bids through dilutive issuances of equity securities (pursuant to the company’s authorized capital) or through share buy-backs (i.e., the purchase of the company’s own shares).

Squeeze-Outs

Pursuant to Article 513 of the Belgian Companies Code and the regulations promulgated thereunder, a person or legal entity, or persons or legal entities acting alone or in concert, who, together with the company, own 95% of the securities with voting rights in a public company, are entitled to acquire the totality of the securities with voting rights in that company following a squeeze-out offer. The securities that are not voluntarily tendered in response to such an offer are deemed to be automatically transferred to the bidder at the end of the procedure. At the end of the squeeze-out procedure, the company is no longer deemed a public company, unless bonds issued by the company are still distributed amongst the public. The consideration for the securities must be in cash and must represent the fair value of the securities (as verified by an independent expert) in order to safeguard the interests of the transferring shareholders.

A squeeze-out offer is also possible upon completion of a public takeover, provided that the bidder holds 95% of the voting capital and 95% of the voting securities of the public company. In such case, the bidder may require that all remaining shareholders sell their securities to the bidder at the offer price of the takeover bid, provided that, in case of a voluntary takeover offer, the bidder has also acquired 90% of the voting capital to which the offer relates. The shares that are not voluntarily tendered in response to any such offer are deemed to be automatically transferred to the bidder at the end of the procedure. The bidder must reopen his or her public takeover offer within three months following the expiration of the offer period.

Sell-out Rights

Within three months following the expiration of an offer period, holders of voting securities or of securities giving access to voting rights may require an offeror, acting alone or in concert, who owns 95% of the voting capital and 95% of the voting securities in a public company following a takeover bid, to buy its securities from it at the price of the bid, on the condition that, in case of a voluntary takeover offer, the offeror has acquired, through the acceptance of the bid, securities representing at least 90% of the voting capital subject to the takeover bid.

COMPARISON OF THE RIGHTS OF HOLDERS OF AB INBEV ORDINARY SHARES AND AB INBEV ADSs AND HOLDERS OF NEWBELCO ORDINARY SHARES AND NEWBELCO ADSs

Many of the principal attributes of AB InBev ordinary shares (including AB InBev ordinary shares represented by AB InBev ADSs) and of Newbelco ordinary shares (including Newbelco ordinary shares represented by Newbelco ADSs) will be similar. However, there are differences between the rights of shareholders of AB InBev and the rights of shareholders of Newbelco under their respective articles of association regarding the election of directors:

•	The board of directors of AB InBev is composed of a minimum of three directors and a maximum of 14 directors, while the board of directors of Newbelco will be composed of a minimum of three directors and a maximum of 15 directors.

•	The AB InBev articles of association do not contain specific nomination rights. Under the Newbelco articles of association, the directors are appointed as follows:

•	three independent directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Newbelco board of directors;

•	so long as the Stichting Anheuser-Busch InBev and/or any of its affiliates, any of their respective successors and/or successors’ affiliates own, in aggregate, more than 30% of the shares with voting rights in the share capital of Newbelco, nine directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by Stichting Anheuser-Busch InBev (and/or any of its affiliates, any of their respective successors and/or successors’ affiliates); and

•	so long as the holders of Restricted Shares, together with their affiliates and/or any of their successors and/or successors’ affiliates, own in aggregate:

•	more than 13.5% of the shares with voting rights in the share capital of Newbelco, three directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares;

•	more than 9% but not more than 13.5% of the shares with voting rights in the share capital of Newbelco, two directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares;

•	more than 4.5% but not more than 9% of the shares with voting rights in the share capital of Newbelco, one director will be appointed by the shareholders’ meeting of Newbelco upon proposal by the holders of the Restricted Shares; and

•	4.5% or less than 4.5% of the shares with voting rights in the share capital of Newbelco, the holders of the Restricted Shares will no longer have the right to propose any candidate for appointment as a member of the Newbelco board of directors and no directors will be appointed upon proposal by the holders of the Restricted Shares.

The Newbelco ADSs will be governed by the same deposit agreement as the AB InBev ADSs and the terms and conditions of the deposit agreement will not change when the underlying ordinary shares are exchanged and the AB InBev ADSs are redesignated as Newbelco ADSs.

A portion of Newbelco’s share capital will be made up of Restricted Shares. The Restricted Shares are not being registered pursuant to the registration statement of which this prospectus forms a part. For further details on the appointment of directors proposed by the holders of the Restricted Shares, see the UK Scheme Circular, excerpts of which are attached as Annex A to this prospectus, and the Newbelco articles of association, attached as Exhibit 3.1 to the registration statement of which this prospectus forms a part.

NOTICE TO HOLDERS RESIDENT IN CANADA

Canadian Resale Restrictions

The distribution of Newbelco ordinary shares and/or Newbelco ADSs in Canada is being made only on a private placement basis exempt from the requirement that Newbelco prepare and file a prospectus with the applicable securities regulatory authorities in Canada. Newbelco is not a reporting issuer in any province or territory in Canada. Its securities are not listed on any stock exchange in Canada and there is currently no public market for Newbelco ordinary shares or Newbelco ADSs in Canada. Newbelco currently has no intention of becoming a reporting issuer in Canada, filing a prospectus with any securities regulatory authority in Canada to qualify the resale of the Newbelco ordinary shares and/or Newbelco ADSs to the Canadian public or listing its securities on any stock exchange in Canada.

Canadian holders of Newbelco ordinary shares and/or Newbelco ADSs will be able to trade their Newbelco ordinary shares and/or Newbelco ADSs outside of Canada in a transaction not subject to the prospectus filing requirements of Canadian securities laws or, if subject to the to the prospectus filing requirements, on a basis exempt from such requirements. Any resale of Newbelco ordinary shares and/or Newbelco ADSs in Canada must be made under available statutory exemptions from the prospectus requirements or under a discretionary exemption granted by the applicable Canadian securities regulatory authority.

Canadian holders of Newbelco ordinary shares and/or Newbelco ADSs are advised to seek legal advice prior to any resale of their securities.

Enforcement of Legal Rights

Newbelco is organized under the laws of Belgium. All of the directors and officers of Newbelco, as well as certain experts named in this prospectus, are expected to be located outside of Canada and, as a result, it may not be possible for Canadian holders of Newbelco ordinary shares and/or Newbelco ADSs to effect service of process within Canada upon Newbelco or such persons. All or a substantial portion of the assets of Newbelco and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Newbelco or such persons in Canada or to enforce a judgment obtained in Canadian courts against Newbelco or such persons outside of Canada.

Canadian Tax Considerations

The information provided under “Material Tax Consequences of the Transaction” has not been prepared with regards to matters that may be of particular concern to Canadian residents and, accordingly, should be read with this in mind. No representation or warranty is made to a Canadian resident as to the tax consequences of (i) the Transaction and (ii) post-Transaction ownership and disposition of Newbelco ordinary shares and Newbelco ADSs. Canadian residents are advised that an investment in the Newbelco ordinary shares or Newbelco ADSs may give rise to particular tax consequences affecting them. Accordingly, Canadian residents are strongly encouraged to consult with their tax advisors regarding the tax consequences of (i) the Transaction and (ii) post-Transaction ownership and disposition of Newbelco ordinary shares and Newbelco ADSs.

LEGAL MATTERS

Freshfields Bruckhaus Deringer LLP, Belgian counsel for Newbelco, will provide an opinion regarding the validity of the Newbelco ordinary shares to be issued in the Transaction. Sullivan & Cromwell LLP advised on certain matters of U.S. law. Certain material Belgian tax consequences of the Belgian Merger have been passed upon by Freshfields Bruckhaus Deringer LLP and certain material United States federal income tax consequences of the Belgian Merger have been passed upon by Sullivan & Cromwell LLP.

EXPERTS

The financial statements of AB InBev as of 31 December 2015 and 2014 and for each of the three years in the period ended 31 December 2015 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of 31 December 2015 incorporated herein by reference to AB InBev’s Annual Report on Form 20-F for the year ended 31 December 2015 have been so incorporated in reliance on the reports of PwC Bedrijfsrevisoren BCVBA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PwC Bedrijfsrevisoren BCVBA (Sint-Stevens-Woluwe, Belgium) is a member of the Institut des Réviseurs d’Entreprises/Instituut der Bedrijfsrevisoren.

The consolidated financial statements of SABMiller as at 31 March 2016 and 2015 and for the years ended 31 March 2016, 2015 and 2014 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

CERTAIN OF THE DIRECTORS AND EXECUTIVE OFFICERS OF NEWBELCO MAY BE NON-RESIDENTS OF THE U.S. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NON-RESIDENT PERSONS AND OF NEWBELCO ARE LOCATED OUTSIDE THE U.S. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE U.S. UPON SUCH PERSONS OR NEWBELCO, OR TO ENFORCE AGAINST SUCH PERSONS OR NEWBELCO IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE U.S. NEWBELCO HAS BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN BELGIUM AGAINST NEWBELCO AND/OR ITS EXECUTIVE OFFICERS AND DIRECTORS WHO ARE NON-RESIDENTS OF THE U.S., IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE U.S.

WHERE YOU CAN FIND MORE INFORMATION

AB InBev files annual and current reports and other information with the SEC. You may read and copy any document that AB InBev files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, U.S.A. at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. SEC filings are also available to the public at the SEC’s website at www.sec.gov. Any other information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

This prospectus is part of a registration statement and constitutes a prospectus of Newbelco. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may inspect and copy the registration statement at any of the addresses listed above. The SEC allows AB InBev to “incorporate by reference” information into this prospectus. This means Newbelco can disclose important information to you by referring you to another document separately filed with the SEC. The information incorporated by reference is considered a part of this prospectus, except for any information superseded by information in this prospectus. In addition, any later information that AB InBev files with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below that AB InBev has previously filed with the SEC. These documents contain important information, including about Newbelco.

You should rely only on the information contained in this prospectus or that we have referred to you. None of AB InBev, Newbelco or SABMiller has authorized anyone to provide you with any additional information. This prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this prospectus is accurate as of any date other than such date, and neither the mailing or posting of this prospectus to holders of AB InBev ordinary shares or AB InBev ADSs nor the issuance of Newbelco ordinary shares in the Transaction shall create any implication to the contrary.

The following documents, which have been filed with the SEC by AB InBev, are hereby incorporated by reference into this prospectus:

AB InBev filed its Annual Report on Form 20-F for the fiscal year ended 31 December 2015 with the SEC on 14 March 2016. We are incorporating the AB InBev Annual Report by reference into this prospectus. We are also incorporating by reference the unaudited condensed consolidated financial statements, and the notes related thereto, of SABMiller as of and for the six months ended 30 September 2015, which were filed as Exhibit 99.2 to AB InBev’s Form 6-K filed with the SEC on 21 December 2015. We are further incorporating by reference into this prospectus the Forms 6-K AB InBev filed with the SEC on each of the following dates:

•	29 March 2016, regarding the pricing of EUR 13.25 billion aggregate principal amount of AB InBev’s senior unsecured notes issued under its Euro Medium Term Notes Programme;

•	4 April 2016, regarding the partial cancellation of committed facilities available under the 2015 Senior Facilities Agreement;

•	12 April 2016, regarding the extension of the shareholders’ agreement among BRC S.à R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à R.L., Rayvax Société d’Investissements S.A. and the Stichting Anheuser-Busch InBev;

•	14 April 2016, regarding the agreed approach between the South African government and AB InBev on public interest commitments in relation to the Transaction;

•	19 April 2016, regarding AB InBev’s acceptance of Asahi’s binding offer to acquire part of SABMiller’s European business;

•	27 April 2016, regarding dividend payments by AB InBev;

•	29 April 2016, regarding AB InBev’s announcement that it had submitted an updated package of commitments to the European Commission in relation to EU regulatory considerations;

•	4 May 2016, containing AB InBev’s unaudited interim report for the three-month period ended 31 March 2016;

•	13 May 2016, regarding AB InBev’s agreement with Ambev to exchange certain Ambev and SABMiller businesses in Latin America;

•	24 May 2016, regarding receipt of the European Commission’s approval of the Transaction;

•	25 May 2016, regarding the receipt of the South African Reserve Bank’s exchange control approval in relation to the Transaction;

•	31 May 2016, regarding the recommendation of the Competition Commission of South Africa to the Competition Tribunal of South Africa that the Transaction be approved with conditions;

•	2 June 2016, regarding the results of AB InBev’s consent solicitation regarding certain notes outstanding under its Euro Medium Term Notes Programme;

•	30 June 2016, regarding the receipt of the Competition Tribunal of South Africa’s approval of the Transaction;

•	20 July 2016, regarding the receipt of the approval of the Transaction by the U.S. Department of Justice;

•	26 July 2016, regarding the July Rule 2.7 Announcement on the revised and final offer for SABMiller by AB InBev;

•	29 July 2016, regarding the receipt of the approval of the Transaction by China’s Ministry of Commerce;

•	29 July 2016, containing AB InBev’s unaudited interim report for the six months ended 30 June 2016;

•	29 July 2016, regarding the announcement by SABMiller that its board of directors intends to recommend the revised and final terms of the Transaction as announced by AB InBev in the July Rule 2.7 Announcement;

•	1 August 2016, regarding the expected timetable for implementation of the Transaction;

•	4 August 2016, regarding the intended structure and leadership of the Combined Group following completion of the Transaction; and

•	8 August 2016, regarding the BEVCO Supplemental Irrevocable and the Deutsche Bank Irrevocable.

All additional documents that AB InBev may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the AB InBev shareholders’ meeting, shall also be deemed to be incorporated by reference. To the extent this prospectus, or the documents or information incorporated by reference into this prospectus, contains references to the Internet websites of AB InBev or SABMiller, the information on those websites does not constitute a part of, and is not incorporated by reference into, this prospectus.

If you are a shareholder of AB InBev, you can obtain any of the documents incorporated by reference through AB InBev or the SEC. Documents incorporated by reference are available from AB InBev without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this prospectus. You will not receive copies of the documents incorporated by reference, as they are not being sent to shareholders unless specifically requested. You may request a copy of the filings referred to above, at no cost, upon written or oral request. You should direct your requests to Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium (telephone: +32 (0)1 627 6111).

In order to ensure timely delivery of the documents, holders of AB InBev ordinary shares and/or AB InBev ADSs must make their requests no later than five business days prior to the date of the AB InBev General Meeting (i.e., no later than 21 September 2016).

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

INDEX TO SABMILLER FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as at 31 March 2016 and 2015 and for the years ended 31 March 2016, 2015 and 2014

SABMiller plc

Consolidated financial statements

For the years ended 31 March 2016, 2015 and 2014

To the members of the Board of SABMiller plc

We have audited the accompanying consolidated financial statements of SABMiller plc and its subsidiaries, which comprise the consolidated balance sheets as of 31 March 2016 and 2015, and the related consolidated statement of income, comprehensive income, changes in equity and cash flow for the years ended 31 March 2016, 2015 and 2014.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SABMiller plc and its subsidiaries as of 31 March 2016 and 2015, and the results of their operations and their cash flows for the years ended 31 March 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

10 June 2016

PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH

T: +44 (0) 2075 835 000, F: +44 (0) 2072 124 652, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of

PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

SABMiller plc Consolidated income statement
for the year ended 31 March

	Notes	2016 US$m	2015 US$m	2014 US$m

Revenue	2	19,833	22,130	22,311
Net operating expenses	3	(16,379)	(17,746)	(18,069)

Operating profit	2	3,454	4,384	4,242
Operating profit before exceptional items	2	4,010	4,459	4,439
Exceptional items	4	(556)	(75)	(197)

Net finance costs	5	(506)	(637)	(645)
Finance costs	5a	(763)	(1,047)	(1,055)
Finance income	5b	257	410	410

Share of post-tax results of associates and joint ventures	2	1,126	1,083	1,226

Profit before taxation		4,074	4,830	4,823
Taxation	7	(1,152)	(1,273)	(1,173)
Profit for the year	27a	2,922	3,557	3,650

Profit attributable to non-controlling interests		223	258	269
Profit attributable to owners of the parent	26a	2,699	3,299	3,381
		2,922	3,557	3,650

Basic earnings per share (US cents)	8	167.8	205.7	211.8
Diluted earnings per share (US cents)	8	166.0	203.5	209.1

The notes on pages 7 to 76 are an integral part of these consolidated financial statements.

SABMiller plc Consolidated statement of comprehensive income for the year ended 31 March

	Notes	2016 US$m	2015 US$m	2014 US$m
Profit for the year		2,922	3,557	3,650
Other comprehensive loss:
Items that will not be reclassified to profit or loss
Net remeasurements of defined benefit plans	30	5	(7)	22
Tax on items that will not be reclassified	7	(29)	70	(13)
Share of associates’ and joint ventures’ other comprehensive income/(loss)		72	(178)	23
Total items that will not be reclassified to profit or loss		48	(115)	32

Items that may be reclassified subsequently to profit or loss
Currency translation differences on foreign currency net investments:		(1,230)	(5,387)	(2,288)
- Decrease in foreign currency translation reserve during the year		(1,230)	(5,550)	(2,290)
- Recycling of foreign currency translation reserve on disposals		-	163	2
Net investment hedges:
- Fair value gains arising during the year	26b	88	608	102
Cash flow hedges:	26b	(64)	30	34
- Fair value (losses)/gains arising during the year		(56)	45	33
- Fair value gains transferred to inventory		(24)	(8)	(1)
- Fair value (gains)/losses transferred to property, plant and equipment		(1)	1	-
- Fair value losses/(gains) transferred to profit or loss		17	(8)	2
Tax on items that may be reclassified subsequently to profit or loss	7	18	(3)	1
Share of associates’ and joint ventures’ other comprehensive (loss)/income:		(89)	(120)	122
- Share of associates’ and joint ventures’ other comprehensive (loss)/income during the year		(89)	(120)	131
- Share of associates’ and joint ventures’ recycling of available for sale reserve on disposal		-	-	(9)

Total items that may be reclassified subsequently to profit or loss		(1,277)	(4,872)	(2,029)
Other comprehensive loss for the year, net of tax		(1,229)	(4,987)	(1,997)
Total comprehensive income/(loss) for the year		1,693	(1,430)	1,653
Attributable to:
Non-controlling interests		169	179	248
Owners of the parent		1,524	(1,609)	1,405
Total comprehensive income/(loss) for the year		1,693	(1,430)	1,653

The notes on pages 7 to 76 are an integral part of these consolidated financial statements.

SABMiller plc Consolidated balance sheet
at 31 March

	Notes	2016 US$m	2015 US$m
Assets
Non-current assets
Goodwill	10	14,268	14,746
Intangible assets	11	6,526	6,878
Property, plant and equipment	12	7,750	7,961
Investments in joint ventures	13	5,512	5,428
Investments in associates	14	4,114	4,459
Available for sale investments		19	21
Derivative financial instruments	22	565	770
Trade and other receivables	16	121	126
Deferred tax assets	19	209	163
		39,084	40,552
Current assets
Inventories	15	993	1,030
Trade and other receivables	16	1,742	1,711
Current tax assets		59	190
Derivative financial instruments	22	281	463
Cash and cash equivalents	17	1,430	965
		4,505	4,359
Total assets		43,589	44,911
Liabilities
Current liabilities
Derivative financial instruments	22	(213)	(101)
Borrowings	20	(2,926)	(1,961)
Trade and other payables	18	(3,870)	(3,728)
Current tax liabilities		(830)	(1,184)
Provisions	24	(270)	(358)
		(8,109)	(7,332)
Non-current liabilities
Derivative financial instruments	22	(26)	(10)
Borrowings	20	(8,814)	(10,583)
Trade and other payables	18	(28)	(18)
Deferred tax liabilities	19	(2,250)	(2,275)
Provisions	24	(274)	(338)
		(11,392)	(13,224)
Total liabilities		(19,501)	(20,556)
Net assets		24,088	24,355

Equity
Share capital	25	168	168
Share premium		6,849	6,752
Merger relief reserve		3,628	3,963
Other reserves	26b	(6,758)	(5,457)
Retained earnings	26a	19,005	17,746
Total shareholders’ equity		22,892	23,172
Non-controlling interests		1,196	1,183
Total equity		24,088	24,355

The notes on pages 7 to 76 are an integral part of these consolidated financial statements.

The financial statements were authorised for issue by the board of directors on 10 June 2016.

SABMiller plc Consolidated cash flow statement
for the year ended 31 March

	Notes	2016 US$m	2015 US$m	2014 US$m
Cash flows from operating activities
Cash generated from operations	27a	5,116	5,812	5,770
Interest received		273	352	365
Interest paid		(659)	(1,003)	(1,108)
Tax paid		(1,315)	(1,439)	(1,596)
Net cash generated from operating activities	27b	3,415	3,722	3,431
Cash flows from investing activities
Purchase of property, plant and equipment		(1,210)	(1,394)	(1,401)
Proceeds from sale of property, plant and equipment		74	68	70
Purchase of intangible assets		(103)	(178)	(84)
Purchase of available for sale investments		-	-	(1)
Proceeds from disposal of available for sale investments		-	1	-
Proceeds from disposal of associates		-	979	-
Proceeds from disposal of businesses (net of cash disposed)		-	-	88
Acquisition of businesses (net of cash acquired)		(191)	(5)	(39)
Investments in joint ventures	13	(301)	(216)	(188)
Investments in associates		(4)	(3)	(199)
Dividends received from joint ventures	13	998	976	903
Dividends received from associates		253	430	224
Dividends received from other investments		-	1	1
Net cash (used in)/generated from investing activities		(484)	659	(626)

Cash flows from financing activities
Proceeds from the issue of shares		113	202	88
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	29	20
Purchase of own shares for share trusts	26a	(149)	(146)	(79)
Purchase of shares from non-controlling interests		-	(3)	(5)
Proceeds from borrowings		1,064	594	2,585
Repayment of borrowings		(1,847)	(4,413)	(3,829)
Capital element of finance lease payments		(10)	(10)	(9)
Net cash receipts on derivative financial instruments		547	243	228
Dividends paid to shareholders of the parent	9	(1,860)	(1,705)	(1,640)
Dividends paid to non-controlling interests		(153)	(173)	(194)
Net cash used in financing activities		(2,295)	(5,382)	(2,835)
Net cash inflow/(outflow) from operating, investing and financing activities		636	(1,001)	(30)
Effects of exchange rate changes		(115)	(117)	(61)
Net increase/(decrease) in cash and cash equivalents		521	(1,118)	(91)
Cash and cash equivalents at 1 April		750	1,868	1,959
Cash and cash equivalents at 31 March	27c	1,271	750	1,868

The notes on pages 7 to 76 are an integral part of these consolidated financial statements.

SABMiller plc Consolidated statement of changes in equity
for the year ended 31 March

	Notes	Share capital US$m	Share premium US$m	Merger relief reserve US$m	Other reserves US$m	Retained earnings US$m	Total shareholders’ equity US$m	Non- controlling interests US$m	Total equity US$m
At 1 April 2013		167	6,581	4,586	1,328	13,710	26,372	1,088	27,460
Total comprehensive income		-	-	-	(2,030)	3,435	1,405	248	1,653
Profit for the year		-	-	-	-	3,381	3,381	269	3,650
Other comprehensive loss		-	-	-	(2,030)	54	(1,976)	(21)	(1,997)
Dividends paid	9	-	-	-	-	(1,640)	(1,640)	(193)	(1,833)
Issue of SABMiller plc ordinary shares		-	67	-	-	21	88	-	88
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	-	-	-	-	-	20	20
Payment for purchase of own shares for share trusts	26a	-	-	-	-	(79)	(79)	-	(79)
Buyout of non-controlling interests	26a	-	-	-	-	(5)	(5)	-	(5)
Utilisation of merger relief reserve	26a	-	-	(265)	-	265	-	-	-
Credit entry relating to share-based payments	26a	-	-	-	-	178	178	-	178

At 31 March 2014		167	6,648	4,321	(702)	15,885	26,319	1,163	27,482
Total comprehensive loss		-	-	-	(4,755)	3,146	(1,609)	179	(1,430)
Profit for the year		-	-	-	-	3,299	3,299	258	3,557
Other comprehensive loss		-	-	-	(4,755)	(153)	(4,908)	(79)	(4,987)
Dividends paid	9	-	-	-	-	(1,705)	(1,705)	(185)	(1,890)
Issue of SABMiller plc ordinary shares		1	104	-	-	97	202	-	202
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	-	-	-	-	-	29	29
Share of movements in associates’ other reserves	26a	-	-	-	-	(6)	(6)	-	(6)
Payment for purchase of own shares for share trusts	26a	-	-	-	-	(146)	(146)	-	(146)
Buyout of non-controlling interests		-	-	-	-	-	-	(3)	(3)
Utilisation of merger relief reserve	26a	-	-	(358)	-	358	-	-	-
Credit entry relating to share-based payments	26a	-	-	-	-	117	117	-	117

At 31 March 2015		168	6,752	3,963	(5,457)	17,746	23,172	1,183	24,355
Total comprehensive income		-	-	-	(1,223)	2,747	1,524	169	1,693
Profit for the year		-	-	-	-	2,699	2,699	223	2,922
Other comprehensive loss		-	-	-	(1,223)	48	(1,175)	(54)	(1,229)
Dividends paid	9	-	-	-	-	(1,860)	(1,860)	(156)	(2,016)
Issue of SABMiller plc ordinary shares		-	97	-	-	16	113	-	113
Share of movements in associates’ other reserves	26a	-	-	-	-	2	2	-	2
Payment for purchase of own shares for share trusts	26a	-	-	-	-	(149)	(149)	-	(149)
Utilisation of merger relief reserve	26a	-	-	(335)	-	335	-	-	-
Transfer between reserves	26a	-	-	-	(78)	78	-	-	-
Credit entry relating to share-based payments	26a	-	-	-	-	90	90	-	90

At 31 March 2016		168	6,849	3,628	(6,758)	19,005	22,892	1,196	24,088

The notes on pages 7 to 76 are an integral part of these consolidated financial statements.

Merger relief reserve

At 1 April 2015 the merger relief reserve comprised US$3,395 million in respect of the excess of value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares and US$568 million (2014: US$926 million, 2013: US$1,191 million) relating to the merger relief arising on the issue of SABMiller plc ordinary shares for the buyout of non-controlling interests in the group’s Polish business. In the year ended 31 March 2016 the group transferred US$335 million (2015: US$358 million, 2014: US$265 million) of the reserve relating to the Polish business to retained earnings upon realisation of qualifying consideration.

SABMiller plc Business description and notes to the consolidated financial statements

Business description

SABMiller plc (the company) is listed on the London and the Johannesburg stock exchanges. It is a holding company which has brewing and beverage interests across six continents. Together with its subsidiaries, associated undertakings and joint venture undertakings (the group), the principal activities are the manufacture, distribution and sale of beverages. The company’s registered office is at SABMiller House, Church Street West, Woking, Surrey, England, GU21 6HS.

1. Accounting policies

The principal accounting policies adopted in the preparation of the group’s financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a) Basis of preparation

The consolidated financial statements of SABMiller plc have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and IFRS Interpretations Committee interpretations (together, IFRS). These financial statements do not constitute statutory accounts within the meaning of s434 of the Companies Act 2006.

The financial statements are prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities, and post-retirement assets and liabilities as described in the accounting policies below. The financial statements have been prepared on a going concern basis.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. Actual results could differ from those estimates.

These consolidated financial statements were authorised for issue by the board of directors on 10 June 2016.

b)	Recent accounting developments
(i)	New standards, amendments and interpretations of existing standards adopted by the group

The following standards, interpretations and amendments have been adopted by the group as of 1 April 2015 and which have had no material impact on the consolidated results of operations or financial position of the group:

–	Amendment to IAS 19, ‘Employee benefits’, on defined benefit plans;
–	Annual improvements to IFRS 2012; and
–	Annual improvements to IFRS 2013.

(ii)	New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the group

The following standards, interpretations and amendments to existing standards mandatory for the group’s accounting periods beginning on or after 1 April 2016 are not expected to have a material impact on the consolidated results of operations or financial position of the group.

–	Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative is effective from 1 January 2016;
–

Amendments to IFRS 10, ‘Consolidated financial statements’, IFRS 12, ‘Disclosure of interests in other entities’, and IAS 28, ‘Investments in associates and joint ventures’, on investment entities applying the consolidation exemption, are effective from 1 January 2016;

–	Amendment to IFRS 11, ‘Joint arrangements’, on acquisition of an interest in a joint operation, is effective from 1 January 2016;
–	Amendments to IAS 16, ‘Property, plant and equipment’, and IAS 38, ‘Intangible assets’, on depreciation and amortisation, are effective from 1 January 2016;
–	Amendments to IAS 16, ‘Property, plant and equipment’, and IAS 41, ‘Agriculture’, regarding bearer plants, are effective from 1 January 2016;
–	Amendment to IAS 27, ‘Separate financial statements’, is effective from 1 January 2016;
–	IFRS 14, ‘Regulatory deferral accounts’, is effective from 1 January 2016; and
–	Annual improvements to IFRS 2014, are effective from 1 January 2016.

The group has yet to assess the full impact of the following standards and amendments to existing standards mandatory for the group’s accounting periods beginning on or after 1 April 2017 or later periods, which have not been early adopted.

–	Amendment to IAS 7, ‘Statement of cash flows’ on the disclosure initiative is effective from 1 January 2017;
–	Amendment to IAS 12, ‘Income taxes’ on recognition of deferred tax assets for unrealised losses is effective from 1 January 2017;
–	IFRS 9, ‘Financial instruments’, is effective from 1 January 2018;
–	IFRS 15, ‘Revenue from contracts with customers’, is effective from 1 January 2018; and
–	IFRS 16, ‘Leases’, is effective from 1 January 2019.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

c)	Significant judgements and estimates

In determining and applying accounting policies, judgement is often required where the choice of specific policy, assumption or accounting estimate to be followed could materially affect the reported results or net position of the group, should it later be determined that a different choice be more appropriate.

Management considers the following to be areas of significant judgement and estimation for the group due to greater complexity and/or particularly subject to the exercise of judgement. The group has reconsidered the significant judgements and estimates applied, in particular the determination of exceptional items and share-based compensation, where it has not assumed the completion of the AB InBev transaction.

(i)	Impairment reviews

Goodwill arising on business combinations is allocated to the relevant cash generating unit (CGU). Impairment reviews in respect of the relevant CGUs, and also in respect of the investments in joint ventures and associates, are performed at least annually or more regularly if events indicate that this is necessary. Impairment reviews are based on future cash flows discounted using the weighted average cost of capital for the relevant country with terminal values calculated applying a long-term growth rate. The future cash flows which are based on business forecasts, the long-term growth rates and the discount rates used are dependent on management estimates and judgements. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse impact on the results and net position of the group. Details of the estimates used in the impairment reviews for the year are set out in note 10.

(ii)	Taxation

The group operates in many countries and is subject to taxes in numerous jurisdictions. Significant judgement is required in determining the provision for taxes as the tax treatment is often by its nature complex, and cannot be finally determined until a formal resolution has been reached with the relevant tax authority which may take several years to conclude. Amounts provided are accrued based on management’s interpretation of country specific tax laws and the likelihood of settlement. Actual liabilities could differ from the amount provided which could have a consequent adverse impact on the results and net position of the group. Further significant judgement is required in determining whether a deferred tax asset is recoverable, and thus recognised. This is based on management’s expectations with regard to taxable temporary differences and forecasts of future taxable profits.

(iii)	Business combinations

On the acquisition of a company or business, a determination of the fair value of the assets acquired and liabilities assumed, and the useful life of intangible assets and property, plant and equipment acquired is performed, which requires the application of management judgement. Future events could cause the assumptions used by the group to change which could have a significant impact on the results and net position of the group.

(iv)	Exceptional items

Exceptional items are expense or income items recorded in a period which have been determined by management as being material by their size or incidence and are presented separately within the results of the group. The determination of which items are disclosed as exceptional items will affect the presentation of profit measures including EBITA and adjusted earnings per share, and requires a degree of judgement. Details relating to exceptional items reported during the year are set out in note 4.

(v)	Share-based compensation

Accounting for share-based compensation requires certain assumptions to be made in order to determine the amounts to be recognised in the income statement in accordance with IFRS 2. The income statement charge spreads the fair value of each award at the grant date over the vesting period on a straight-line basis, after considering an estimate of the share awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge recognised immediately. The completion of the proposed AB InBev transaction has not been assumed in determining the extent and timing of the vesting awards. The fair value at the date of grant is calculated by various binomial model calculations and Monte Carlo simulations which require various management assumptions including, inter alia, forfeiture rates, dividend yield, volatility, and risk-free interest rates. Details of the assumptions used in determining fair values of grants in the year are set out in note 25.

d)	Segmental reporting

Operating segments reflect the management structure of the group and the way performance is evaluated and resources allocated based on group net producer revenue and EBITA by the group’s chief operating decision maker, defined as the executive directors. The group is focused geographically, and while not meeting the definition of a reportable segment, the group reports separately as a segment Corporate (and in the prior years South Africa: Hotels and Gaming) as this provides useful additional information. Segmental performance is reported after the specific apportionment of attributable head office costs.

e)	Basis of consolidation

SABMiller plc (the company) is a public limited company incorporated in Great Britain and registered in England and Wales. The consolidated financial statements include the financial information of the subsidiaries, associates and joint ventures owned by the company.

(i)	Subsidiaries

Subsidiaries are entities controlled by the company. Control is where the company has power to vary the returns from its investment in the entity and exposure to the variability of those returns. Where the company’s interest in subsidiaries is less than 100%, the share attributable to outside shareholders is reflected in non-controlling interests. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

e)	Basis of consolidation (continued)
(i)	Subsidiaries (continued)

On the subsequent disposal or termination of a business, the results of the business are included in the group’s results up to the effective date of disposal. The profit or loss on disposal or termination is calculated after charging the amount of any related goodwill to the extent that it has not previously been taken to the income statement.

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Some of the company’s subsidiaries have a local statutory balance sheet date of 31 December. These are consolidated using management prepared information on a basis coterminous with the company’s balance sheet date.

(ii)	Associates

Associates are entities in which the group has a long-term interest and over which the group has directly or indirectly significant influence, where significant influence is the ability to influence the financial and operating policies of the entity.

The associate, Distell Group Ltd, has a statutory balance sheet date of 30 June. In respect of each year ending 31 March, this company is included based on financial statements drawn up to the previous 31 December, but taking into account any changes in the subsequent period from 1 January to 31 March that would materially affect the results. All other associates are included on a coterminous basis.

(iii)	Joint ventures

The group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Joint ventures are contractual arrangements which the group has entered into with one or more parties to undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control over an economic activity, and exists only when decisions relating to the relevant activities require the unanimous consent of the parties sharing the control.

The group’s share of the recognised income and expenses of associates and joint ventures is accounted for using the equity method from the date significant influence or joint control commences to the date it ceases based on present ownership interests.

The group recognises its share of associates’ and joint ventures’ post-tax results as a one line entry before profit before taxation in the income statement and its share of associates’ and joint ventures’ equity movements as one line entries under each of items of other comprehensive income that will not be reclassified to profit or loss, and items of other comprehensive income that may be reclassified to profit or loss, in the statement of comprehensive income.

When the group’s interest in an associate or joint venture has been reduced to nil because the group’s share of losses exceeds its interest in the associate or joint venture, the group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or make payments on behalf of the associate or joint venture. Where the investment in an associate or joint venture is disposed, the investment ceases to be equity accounted.

(iv)	Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with equity owners of the group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control.

(v)	Reduction in interests

When the group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, certain amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that certain amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, or if the ownership interest in a joint venture is reduced but joint control is retained, only the proportionate share of the carrying amount of the investment and of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

f)	Foreign exchange
(i)	Foreign exchange translation

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars which is the group’s presentational currency. The key exchange rates to the US dollar used in preparing the consolidated financial statements were as follows.

	Year ended 31 March 2016	Year ended 31 March 2015	Year ended 31 March 2014
Average rate
Australian dollar (AUD)	1.36	1.15	1.07
Colombian peso (COP)	2,922	2,097	1,920
Czech koruna (CZK)	24.66	21.56	19.68
Euro (€)	0.90	0.78	0.75
Peruvian nuevo sol (PEN)	3.29	2.90	2.77
Polish zloty (PLN)	3.81	3.26	3.15
South African rand (ZAR)	13.78	11.08	10.13
Turkish lira (TRY)	2.81	2.22	1.98

Closing rate
Australian dollar (AUD)	1.31	1.31	1.08
Colombian peso (COP)	3,022	2,576	1,965
Czech koruna (CZK)	23.76	25.59	19.90
Euro (€)	0.88	0.93	0.73
Peruvian nuevo sol (PEN)	3.31	3.10	2.81
Polish zloty (PLN)	3.73	3.80	3.03
South African rand (ZAR)	14.77	12.13	10.53
Turkish lira (TRY)	2.82	2.60	2.14

The average exchange rates have been calculated based on the average of the exchange rates during the relevant year which have been weighted according to the phasing of revenue of the group’s businesses.

(ii)	Transactions and balances

The financial statements for each group company have been prepared on the basis that transactions in foreign currencies are recorded in their functional currency at the rate of exchange ruling at the date of the transaction. Monetary items denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date with the resultant translation differences being included in operating profit in the income statement other than those arising on financial assets and liabilities which are recorded within net finance costs and those which are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary assets such as equity investments classified as available for sale assets are included in other comprehensive income.

(iii)	Overseas subsidiaries, associates and joint ventures

One-off items in the income and cash flow statements of overseas subsidiaries, associates and joint ventures expressed in currencies other than the US dollar are translated to US dollars at the rates of exchange prevailing on the day of the transaction. All other items are translated at weighted average rates of exchange for the relevant reporting period. Assets and liabilities of these undertakings are translated at closing rates of exchange at each balance sheet date. All translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates are recognised as a separate component of equity. For these purposes net assets include loans between group companies that form part of the net investment, for which settlement is neither planned nor likely to occur in the foreseeable future. When a foreign operation is disposed of, any related exchange differences in equity are reclassified to the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(iv)	Hyperinflationary economies

In hyperinflationary economies, when translating the results of operations into US dollars, adjustments are made to local currency denominated non-monetary assets, liabilities, income statement and equity accounts to reflect the changes in purchasing power. South Sudan was considered to be a hyperinflationary economy in the years ended 31 March 2016 and 2014. The effect of inflation accounting in South Sudan for the years ended 31 March 2016 and 2014 was not material.

g)	Business combinations
(i)	Subsidiaries

The acquisition method is used to account for business combinations. The identifiable net assets (including intangibles) are incorporated into the financial statements on the basis of their fair value from the effective date of control, and the results of subsidiary undertakings acquired during the financial year are included in the group’s results from that date.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets (including intangibles), liabilities and contingent liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, using either market rates or the risk-free rates and risk-adjusted expected future cash flows.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

g)	Business combinations (continued)
(i)	Subsidiaries (continued)

The consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, and also includes the group’s estimate of the fair value of any deferred consideration payable. Acquisition-related costs are expensed as incurred. Where the business combination is achieved in stages and results in a change in control, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Where the business combination agreement provides for an adjustment to the cost that is contingent on future events, the consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. On an acquisition by acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

(ii)	Associates and joint ventures

On acquisition the investment in associates and joint ventures is recorded initially at cost. Subsequently, the carrying amount is increased or decreased to recognise the group’s share of the associates’ and joint ventures’ income and expenses after the date of acquisition less any impairment losses.

Fair values reflecting conditions at the date of acquisition are attributed to the group’s share of identifiable assets (including intangibles), liabilities and contingent liabilities acquired. The consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, and also includes the group’s estimate of the fair value of any deferred consideration payable.

The date significant influence or joint control commences is not necessarily the same as the closing date or any other date named in the contract.

(iii)	Goodwill

Goodwill arising on consolidation represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable assets (including intangibles), liabilities and contingent liabilities of the acquired entity at the date of acquisition. Where the fair value of the group’s share of identifiable net assets acquired exceeds the fair value of the consideration, the difference is recognised immediately in the income statement.

Goodwill is stated at cost less impairment losses and is reviewed for impairment on an annual basis. Any impairment identified is recognised immediately in the income statement and is not reversed.

The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying value of the investment in the associate or joint venture.

h)	Intangible assets

Intangible assets are stated at cost less accumulated amortisation on a straight-line basis (if applicable) and impairment losses. Cost is usually determined as the amount paid by the group, unless the asset has been acquired as part of a business combination. Intangible assets acquired as part of a business combination are recognised at their fair value at the date of acquisition. Amortisation is included within net operating expenses in the income statement. Internally generated intangibles are not recognised except for computer software and applied development costs referred to under computer software and research and development below.

Intangible assets with finite lives are amortised over their estimated useful economic lives, and only tested for impairment where there is a triggering event. The group regularly reviews all of its amortisation rates and residual values to take account of any changes in circumstances. The directors’ assessment of the useful life of intangible assets is based on the nature of the asset acquired, the durability of the products to which the asset attaches and the expected future impact of competition on the business.

(i)	Brands

Brands are recognised as an intangible asset where the brand has a long-term value. Acquired brands are only recognised where title is clear or the brand could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable.

Acquired brands are amortised. In respect of brands currently held the amortisation period is 10 to 40 years, being the period for which the group has exclusive rights to those brands, up to a maximum of 40 years.

(ii)	Contract brewing and other licences recognised as part of a business combination

Contractual arrangements for contract brewing and competitor licensing arrangements are recognised as an intangible asset at a fair value representing the remaining contractual period with an assumption about the expectation that such a contract will be renewed, together with a valuation of this extension.

Acquired licences or contracts are amortised. In respect of licences or contracts currently held, the amortisation period is the period for which the group has exclusive rights to these assets or income streams.

(iii)	Customer lists and distributor relationships recognised as part of a business combination

The fair value of businesses acquired may include customer lists and distributor relationships. These are recognised as intangible assets and are calculated by discounting the future revenue stream attributable to these lists or relationships.

Acquired customer lists or distributor relationships are amortised. In respect of contracts currently held, the amortisation period is the period for which the group has the benefit of these assets.

(iv)	Computer software

Where computer software is not an integral part of a related item of property, plant and equipment, the software is capitalised as an intangible asset.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

h)	Intangible assets (continued)
(iv)	Computer software (continued)

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring them to use. Direct costs associated with the production of identifiable and unique internally generated software controlled by the group that will probably generate economic benefits exceeding costs beyond one year are capitalised. Direct costs include software development employment costs (including those of contractors used), capitalised interest and an appropriate portion of overheads. Capitalised computer software, licence and development costs are amortised over their useful economic lives of between three and eight years. Internally generated costs associated with maintaining computer software programmes are expensed as incurred.

(v)	Research and development

Research and general development expenditure is written off in the period in which it is incurred.

Certain applied development costs are only capitalised as internally generated intangible assets where there is a clearly defined project, separately identifiable expenditure, an outcome assessed with reasonable certainty (in terms of feasibility and commerciality), expected revenues exceed expected costs and the group has the resources to complete the task. Such assets are amortised on a straight-line basis over their useful lives once the project is complete.

i)	Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation and any impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset’s carrying value or recognised as a separate asset as appropriate, only when it is probable that future economic benefits associated with the specific asset will flow to the group and the cost can be measured reliably. Repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

(i)	Assets in the course of construction

Assets in the course of construction are carried at cost less any impairment loss. Cost includes professional fees and for qualifying assets certain borrowing costs as determined below. When these assets are ready for their intended use, they are transferred into the appropriate category. At this point, depreciation commences on the same basis as on other property, plant and equipment.

(ii)	Assets held under finance leases

Assets held under finance leases which result in the group bearing substantially all the risks and rewards incidental to ownership are capitalised as property, plant and equipment. Finance lease assets are initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over the lower of the lease term or their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a current or non-current liability. The interest element of the lease obligations is charged to the income statement over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial period.

(iii)	Returnable containers

Returnable containers in circulation are recorded within property, plant and equipment at cost net of accumulated depreciation less any impairment loss.

Depreciation of returnable bottles and containers is recorded to write the containers off over the course of their economic life. This is typically undertaken in a two stage process:

–	the excess over deposit value is written down over a period of one to 10 years.
–

provisions are made against the deposit values for breakages and losses in the trade together with a design obsolescence provision held to write off the deposit value over the expected container design period – which is a period of no more than 14 years from the inception of a container design. This period is shortened where appropriate by reference to market dynamics and the ability of the entity to use containers for different brands.

(iv)	Depreciation

No depreciation is provided on freehold land or assets in the course of construction. In respect of all other property, plant and equipment, depreciation is provided on a straight-line basis at rates calculated to write off the cost, less the estimated residual value, of each asset over its expected useful life as follows.

Freehold buildings	20 - 50 years
Leasehold buildings	Shorter of the lease term or 50 years
Plant, vehicles and systems	2 - 30 years
Returnable containers (non-returnable containers are recorded as inventory)	1 - 14 years
Assets held under finance leases	Lower of the lease term or life of the asset

The group regularly reviews all of its depreciation rates and residual values to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

The profit or loss on the disposal of an asset is the difference between the disposal proceeds and the net book amount.

(v)	Capitalisation of borrowing costs

Financing costs incurred, before tax, on major capital projects during the period of development or construction that necessarily take a substantial period of time to be developed for their intended use, are capitalised up to the time of completion of the project.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

j)	Advance payments made to customers (principally hotels, restaurants, bars and clubs)

Advance payments made to customers are conditional on the achievement of contracted sales targets or marketing commitments. The group records such payments as prepayments initially at fair value and amortises them in the income statement over the relevant period to which the customer commitment is made (typically three to five years). These prepayments are recorded net of any impairment losses.

Where there is a volume target the amortisation of the advance is included in sales discounts as a reduction to revenue and where there are specific marketing activities/commitments the amortisation is included as an operating expense. The amounts capitalised are reassessed annually for achievement of targets and are impaired where there is objective evidence that the targets will not be achieved.

Assets held at customer premises are included within property, plant and equipment and are depreciated in line with group policies on similar assets.

k)	Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows.

–	raw materials, consumables and goods for resale: Purchase cost net of discounts and rebates on a first-in first-out basis (FIFO).
–	finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses on a FIFO basis.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal. Costs of inventories include the transfer from equity of any gains or losses on matured qualifying cash flow hedges of purchases of raw materials.

l)	Financial assets and financial liabilities

Financial assets and financial liabilities are initially recorded at fair value (plus any directly attributable transaction costs, except in the case of those classified at fair value through profit or loss). For those financial instruments that are not subsequently held at fair value, the group assesses whether there is any objective evidence of impairment at each balance sheet date.

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial assets are derecognised when the rights to receive cash flows from the asset have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. Financial liabilities are derecognised when they are extinguished, that is discharged, cancelled or expired.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, and there is the intention to settle net, the relevant financial assets and liabilities are offset.

Interest costs are charged to the income statement in the year in which they accrue. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are included in the effective interest calculation and taken to net finance costs over the life of the instrument.

There are four categories of financial assets and financial liabilities. These are described as follows.

(i)	Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss include derivative assets and derivative liabilities not designated as effective hedging instruments.

All gains or losses arising from changes in the fair value of financial assets or financial liabilities within this category are recognised in the income statement.

a.	Derivative financial assets and financial liabilities

Derivative financial assets and financial liabilities are financial instruments the value of which changes in response to an underlying variable, require little or no initial investment and are settled in the future.

These include derivatives embedded in host contracts. Such embedded derivatives need not be accounted for separately if the host contract is already fair valued; if it is not considered as a derivative if it was freestanding; or if it can be demonstrated that it is closely related to the host contract. There are certain currency exemptions which the group has applied to these rules which limit the need to account for certain potential embedded foreign exchange derivatives. These are: if a contract is denominated in the functional currency of either party; where that currency is commonly used in international trade of the good traded; or if it is commonly used for local transactions in an economic environment.

Derivative financial assets and liabilities are analysed between current and non-current assets and liabilities on the face of the balance sheet, depending on when they are expected to mature.

For derivatives that have not been designated to a hedging relationship, all fair value movements are recognised immediately in the income statement. (See note x for the group’s accounting policy on hedge accounting).

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

l)	Financial assets and financial liabilities (continued)

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities of greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are initially recognised at fair value including originating fees and transaction costs, and subsequently measured at amortised cost using the effective interest method less provision for impairment. Loans and receivables include trade receivables, amounts owed by associates, amounts owed by joint ventures, accrued income and cash and cash equivalents.

a.	Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the terms of the receivables. The amount of the provision is the difference between the asset’s carrying value and the present value of the estimated future cash flows discounted at the original effective interest rate. This provision is recognised in the income statement.

b.	Cash and cash equivalents

In the consolidated balance sheet, cash and cash equivalents includes cash in hand, bank deposits repayable on demand and other short-term highly liquid investments with original maturities of three months or less. In the consolidated cash flow statement, cash and cash equivalents also includes bank overdrafts which are shown within borrowings in current liabilities on the balance sheet.

(iii)	Available for sale investments

Available for sale investments are non-derivative financial assets that are either designated in this category or not classified as financial assets at fair value through profit or loss, or loans and receivables. Investments in this category are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. They are initially recognised at fair value plus transaction costs and are subsequently remeasured at fair value and tested for impairment. Gains and losses arising from changes in fair value including any related foreign exchange movements are recognised in other comprehensive income. On disposal or impairment of available for sale investments, any gains or losses in other comprehensive income are reclassified to the income statement.

Purchases and sales of investments are recognised on the date on which the group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

(iv)	Financial liabilities held at amortised cost

Financial liabilities held at amortised cost include trade payables, accruals, amounts owed to associates, amounts owed to joint ventures, other payables and borrowings.

a.	Trade payables

Trade payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method. Trade payables are analysed between current and non-current liabilities on the face of the balance sheet, depending on when the obligation to settle will be realised.

b.	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs, and are subsequently stated at amortised cost and include accrued interest and prepaid interest. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months from the balance sheet date. Borrowings classified as hedged items are subject to hedge accounting requirements (see note x). Bank overdrafts are shown within borrowings in current liabilities and are included within cash and cash equivalents on the face of the cash flow statement as they form an integral part of the group’s cash management.

m)	Impairment

This policy covers all assets except inventories (see note k), financial assets (see note l), non-current assets classified as held for sale (see note n), and deferred tax assets (see note u).

Impairment reviews are performed by comparing the carrying value of the non-current asset with its recoverable amount, being the higher of the fair value less costs of disposal and value in use. The fair value less costs of disposal is considered to be the amount that could be obtained on disposal of the asset, and therefore is determined from a market participant perspective. The recoverable amount under both calculations is determined by discounting the future post-tax cash flows generated from continuing use of the cash generating unit (CGU) using a post-tax discount rate. For value in use, this closely approximates applying pre-tax discount rates to pre-tax cash flows. Where a potential impairment is identified using post-tax cash flows and post-tax discount rates, the impairment review is reperformed on a pre-tax basis in order to determine the impairment loss to be recorded. Fair value less costs of disposal calculations are prepared on a post-tax basis, and are classified as level 3 in the fair value hierarchy.

Where the asset does not generate cash flows that are independent from the cash flows of other assets, the group estimates the recoverable amount of the CGU to which the asset belongs. For the purpose of conducting impairment reviews, CGUs are considered to be groups of assets that have separately identifiable cash flows. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

An impairment loss is taken first against any specifically impaired assets. Where an impairment is recognised against a CGU, the impairment is first taken against goodwill balances and if there is a remaining loss it is set against the remaining intangible and tangible assets on a pro-rata basis.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

m)	Impairment (continued)

Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the income statement in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset is restricted to the amount that it would have been had the original impairment not occurred. Impairment losses in respect of goodwill are irreversible.

Goodwill is tested annually for impairment. Assets subject to amortisation or depreciation are reviewed for impairment if circumstances or events change to indicate that the carrying value may not be fully recoverable.

n)	Non-current assets (or disposal groups) held for sale

Non-current assets and all assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs of disposal.

Such assets are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continued use. This condition is regarded as met only when a sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and when management is committed to the sale which is expected to qualify for recognition as a completed sale within one year from date of classification.

o)	Provisions

Provisions are recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Such provisions are calculated on a discounted basis where the effect is material to the original undiscounted provision. The carrying amount of the provision increases in each period to reflect the passage of time and the unwinding of the discount and the movement is recognised in the income statement within net finance costs.

Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Provisions are recognised for onerous contracts where the unavoidable cost exceeds the expected benefit.

p)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

q)	Investments in own shares (treasury and shares held by employee benefit trusts)

Shares held by employee share ownership plans, employee benefit trusts and in treasury are treated as a deduction from equity until the shares are cancelled, reissued, or disposed.

Purchases of such shares are classified in the cash flow statement as a purchase of own shares for share trusts or purchase of own shares for treasury within net cash from financing activities.

Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental costs and related tax effects, is included in equity attributable to the company’s equity shareholders.

r)	Revenue recognition
(i)	Sale of goods and services

Revenue represents the fair value of consideration received or receivable for goods and services provided to third parties and is recognised when the risks and rewards of ownership are substantially transferred.

The group presents revenue gross of excise duties because unlike value added tax, excise is not directly related to the value of sales. It is not generally recognised as a separate item on invoices, increases in excise are not always directly passed on to customers, and the group cannot reclaim the excise where customers do not pay for product received. The group therefore considers excise as a cost to the group and reflects it as a production cost. Consequently, any excise that is recovered in the sale price is included in revenue.

Revenue excludes value added tax. It is stated net of price discounts, promotional discounts, settlement discounts and after an appropriate amount has been provided to cover the sales value of credit notes yet to be issued that relate to the current and prior periods.

The same recognition criteria also apply to the sale of by-products and waste (such as spent grain, malt dust and yeast) with the exception that these are included within other income.

(ii)	Interest income

Interest income is recognised on an accruals basis using the effective interest method.

When a receivable is impaired the group reduces the carrying amount to its recoverable amount by discounting the estimated future cash flows at the original effective interest rate, and continuing to unwind the discount as interest income.

(iii)	Royalty income

Royalty income is recognised on an accruals basis in accordance with the relevant agreements and is included in other income.

(iv)	Dividend income

Dividend income is recognised when the right to receive payment is established.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

s)	Operating leases

Rentals paid and incentives received on operating leases are charged or credited to the income statement on a straight-line basis over the lease term.

t)	Exceptional items

Where certain expense or income items recorded in a period are material by their size or incidence, the group reflects such items as exceptional items within a separate line on the income statement except for those exceptional items that relate to associates, joint ventures, net finance costs and tax. (Associates’ and joint ventures’ net finance costs and tax exceptional items are only referred to in the notes to the consolidated financial statements).

Exceptional items are also summarised in the segmental analyses, excluding those that relate to net finance costs and tax.

The group presents alternative earnings per share calculations on a headline and adjusted basis. The adjusted earnings per share figure excludes the impact of amortisation of intangible assets (excluding computer software), certain non-recurring items and post-tax exceptional items in order to present an additional measure of performance for the years shown in the consolidated financial statements. Headline earnings per share is calculated in accordance with the South African Circular 2/2015 entitled ‘Headline Earnings’ which forms part of the listing requirements for the JSE Ltd (JSE).

u)	Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in other comprehensive income or directly in equity, respectively.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. The group’s liability for current taxation is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full using the liability method, in respect of all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements, except where the temporary difference arises from goodwill (in the case of deferred tax liabilities) or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither accounting nor taxable profit.

Deferred tax liabilities are recognised where the carrying value of an asset is greater than its tax base, or where the carrying value of a liability is less than its tax base. Deferred tax is recognised in full on temporary differences arising from investment in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. This includes taxation in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary. Deferred income tax is also recognised in respect of the unremitted retained earnings of overseas associates and joint ventures as the group is not able to determine when such earnings will be remitted and when such additional tax such as withholding taxes might be payable.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it is expected that sufficient existing taxable temporary differences will reverse in the future or there will be sufficient taxable profit available against which the temporary differences (including carried forward tax losses) can be utilised.

Deferred tax is measured at the tax rates expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted at balance sheet date. Deferred tax is measured on a non-discounted basis.

v)	Dividend distributions

Dividend distributions to equity holders of the parent are recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when paid. Dividends declared after the balance sheet date are not recognised, as there is no present obligation at the balance sheet date.

w)	Employee benefits
(i)	Wages and salaries

Wages and salaries for current employees are recognised in the income statement as the employees’ services are rendered.

(ii)	Vacation and long-term service awards costs

The group recognises a liability and an expense for accrued vacation pay when such benefits are earned and not when these benefits are paid.

The group also recognises a liability and an expense for long-term service awards where cash is paid to the employee at certain milestone dates in a career with the group. Such accruals are appropriately discounted to reflect the future payment dates at discount rates determined by reference to local high quality corporate bonds.

(iii)	Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments.

The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation. At a mid-year point an accrual is maintained for the appropriate proportion of the expected bonuses which would become payable at the year end.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

w)	Employee benefits (continued)
(iv)	Share-based compensation

The group operates a variety of equity-settled share-based compensation plans.

The equity-settled plans comprise share option and stock appreciation rights plans (with and without market performance conditions attached), performance share award plans (with and without market performance conditions attached) and awards related to the employee element of the Broad-Based Black Economic Empowerment (BBBEE) scheme in South Africa. An expense is recognised to spread the fair value of each award over the vesting period on a straight-line basis, after considering an estimate of the share awards that will eventually vest. A corresponding adjustment is made to equity over the remaining vesting period. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately. In addition the group has granted an equity-settled share-based payment to retailers in relation to the retailer element of the BBBEE scheme. A one-off charge has been recognised based on the fair value at the grant date with a corresponding adjustment to equity. The charge will not be adjusted in the future.

The charges are based on the fair value of the awards as at the date of grant, as calculated by various binomial model calculations and Monte Carlo simulations.

The charges are not reversed if the options and awards are not exercised because the market value of the shares is lower than the option price at the date of grant.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(v)	Pension obligations

The group has both defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full as they arise and are charged or credited to equity in other comprehensive income in the period in which they arise.

The current service cost, the net interest cost, any past service costs and the effect of any curtailments and settlements are recognised in operating costs in the income statement.

The contributions to defined contribution plans are recognised as an expense as the costs become payable. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(vi)	Other post-employment obligations

Some group companies provide post-retirement healthcare benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions are recognised in full as they arise and are charged or credited to equity in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

(vii)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value in a similar manner to all long-term employee benefits.

x)	Derivative financial instruments – hedge accounting

Financial assets and financial liabilities at fair value through profit or loss include all derivative financial instruments. The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange, commodity price and interest rate risks), comprise interest rate swaps, cross currency swaps, forward foreign exchange contracts, commodity contracts and other specific instruments as necessary under the approval of the board. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group’s risk management policies. The group also has derivatives embedded in other contracts, primarily cross border foreign currency supply contracts for raw materials.

Derivatives are initially recorded at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedging relationship.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

x)	Derivative financial instruments – hedge accounting (continued)

In order to qualify for hedge accounting, the group is required to document at inception the relationship between the hedged item and the hedging instrument as well as its risk management objectives and strategy for undertaking hedging transactions. The group is also required to document and demonstrate that the relationship between the hedged item and the hedging instrument will be highly effective. This effectiveness test is reperformed at each period end to ensure that the hedge has remained and will continue to remain highly effective.

The group designates certain derivatives as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions or commitments (cash flow hedge); or hedges of net investments in foreign operations (net investment hedge).

(i)	Fair value hedges

Fair value hedges comprise derivative financial instruments designated in a hedging relationship to manage the group’s interest rate risk and foreign exchange risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivative offset the relevant changes in the fair value of the underlying hedged item attributable to the hedged risk in the income statement in the period incurred.

Gains or losses on fair value hedges that are regarded as highly effective are recorded in the income statement together with the gain or loss on the hedged item attributable to the hedged risk.

(ii)	Cash flow hedges

Cash flow hedges comprise derivative financial instruments designated in a hedging relationship to manage currency and interest rate risk to which the cash flows of certain assets and liabilities are exposed. The effective portion of changes in the fair value of the derivative that is designated and qualifies for hedge accounting is recognised in other comprehensive income. The ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the period in which the hedged item affects profit or loss. However, where a forecasted transaction results in a non-financial asset or liability, the accumulated fair value movements previously deferred in equity are included in the initial cost of the asset or liability.

(iii)	Hedges of net investments in foreign operations

Hedges of net investments in foreign operations comprise either foreign currency borrowings or derivatives (typically forward exchange contracts and cross currency swaps) designated in a hedging relationship.

Gains or losses on hedging instruments that are regarded as highly effective are recognised in other comprehensive income. These largely offset foreign currency gains or losses arising on the translation of net investments that are recorded in equity, in the foreign currency translation reserve. The ineffective portion of gains or losses on hedging instruments is recognised immediately in the income statement. Amounts accumulated in equity are only reclassified to the income statement upon disposal of the net investment.

Where a derivative ceases to meet the criteria of being a hedging instrument or the underlying exposure which it is hedging is sold, matures or is extinguished, hedge accounting is discontinued and amounts previously recorded in equity are reclassified to the income statement. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur. When the hedge is discontinued due to ineffectiveness, hedge accounting is discontinued prospectively.

Certain derivative instruments, while providing effective economic hedges under the group’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify or have not been designated as hedges are recognised immediately in the income statement. The group does not hold or issue derivative financial instruments for speculative purposes.

y)	Deposits by customers

Returnable containers in circulation are recorded within property, plant and equipment and a corresponding liability is recorded in respect of the obligation to repay the customers’ deposits. Deposits paid by customers for branded returnable containers are reflected in the balance sheet within current liabilities. Any estimated liability that may arise in respect of deposits for unbranded containers is shown in provisions.

z)	Earnings per share

Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the year, less the weighted average number of ordinary shares held in the group’s employee benefit trusts and in treasury during the year.

Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the year, less the weighted average number of ordinary shares held in the group’s employee benefit trusts and in treasury during the year, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the year.

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis

Operating segments reflect the management structure of the group and the way performance is evaluated and resources allocated based on group NPR and EBITA by the group’s chief operating decision maker, defined as the executive directors. The group is focused geographically and, while not meeting the definition of a reportable segment, the group reports Corporate (2015 and 2014: Corporate and South Africa: Hotels and Gaming) as a separate segment as this provides useful additional information.

The segmental information presented below includes the reconciliation of GAAP measures presented on the face of the income statement to non-GAAP measures which are used by management to analyse the group’s performance.

Income statement

	Group NPR 2016 US$m	EBITA 2016 US$m	Group NPR 2015 US$m	EBITA 2015 US$m	Group NPR 2014 US$m	EBITA 2014 US$m

Latin America	5,211	1,959	5,768	2,224	5,745	2,192
Africa	6,781	1,708	7,462	1,907	7,421	1,954
Asia Pacific	3,650	753	3,867	768	3,944	845
Europe	3,832	636	4,398	700	4,574	703
North America	4,675	865	4,682	858	4,665	804
Corporate	-	(111)	-	(122)	-	(161)

Retained operations	24,149	5,810	26,177	6,335	26,349	6,337
South Africa: Hotels and Gaming	-	-	111	32	370	123

	24,149	5,810	26,288	6,367	26,719	6,460
Amortisation of intangible assets (excluding computer software) - group and share of associates’ and joint ventures’		(350)		(423)		(436)
Exceptional items in operating profit - group and share of associates’ and joint ventures’		(657)		(138)		(202)
Net finance costs - group and share of associates’ and joint ventures’		(579)		(740)		(741)
Share of associates’ and joint ventures’ taxation		(114)		(157)		(162)
Share of associates’ and joint ventures’ non-controlling interests		(36)		(79)		(96)

Profit before taxation		4,074		4,830		4,823

Group revenue and group NPR (including the group’s share of associates and joint ventures)

With the exception of South Africa: Hotels and Gaming, all reportable segments derive their revenues from the sale of beverages. Revenues are derived from a large number of customers which are internationally dispersed, with no customers being individually material.

	Revenue 2016 US$m	Share of associates’ and joint ventures’ revenue 2016 US$m	Group revenue 2016 US$m	Excise duties and other similar taxes 2016 US$m	Share of associates’ and joint ventures’ excise duties and other similar taxes 2016 US$m	Group NPR 2016 US$m

Latin America	7,018	-	7,018	(1,807)	-	5,211
Africa	6,126	2,124	8,250	(1,160)	(309)	6,781
Asia Pacific	2,793	2,180	4,973	(1,061)	(262)	3,650
Europe	3,721	1,371	5,092	(906)	(354)	3,832
North America	175	5,142	5,317	(4)	(638)	4,675

	19,833	10,817	30,650	(4,938)	(1,563)	24,149

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

	Revenue 2015 US$m	Share of associates’ and joint ventures’ revenue 2015 US$m	Group revenue 2015 US$m	Excise duties and other similar taxes 2015 US$m	Share of associates’ and joint ventures’ excise duties and other similar taxes 2015 US$m	Group NPR 2015 US$m
Latin America	7,812	-	7,812	(2,044)	-	5,768
Africa	6,853	2,221	9,074	(1,334)	(278)	7,462
Asia Pacific	3,136	2,203	5,339	(1,203)	(269)	3,867
Europe	4,186	1,675	5,861	(1,011)	(452)	4,398
North America	143	5,201	5,344	(4)	(658)	4,682
Retained operations	22,130	11,300	33,430	(5,596)	(1,657)	26,177
South Africa: Hotels and Gaming	-	128	128	-	(17)	111
	22,130	11,428	33,558	(5,596)	(1,674)	26,288
	2014 US$m	2014 US$m	2014 US$m	2014 US$m	2014 US$m	2014 US$m
Latin America	7,812	-	7,812	(2,067)	-	5,745
Africa	6,752	2,257	9,009	(1,292)	(296)	7,421
Asia Pacific	3,285	2,166	5,451	(1,235)	(272)	3,944
Europe	4,319	1,726	6,045	(1,009)	(462)	4,574
North America	143	5,199	5,342	(4)	(673)	4,665
Retained operations	22,311	11,348	33,659	(5,607)	(1,703)	26,349
South Africa: Hotels and Gaming	-	425	425	-	(55)	370
	22,311	11,773	34,084	(5,607)	(1,758)	26,719

Operating profit and EBITA (segment result)

The following table provides a reconciliation of operating profit to operating profit before exceptional items, and to EBITA. EBITA comprises operating profit before exceptional items, and amortisation of intangible assets (excluding computer software) and includes the group’s share of associates’ and joint ventures’ operating profit on a similar basis.

	Operating profit 2016 US$m	Exceptional items 2016 US$m	Operating profit before exceptional items 2016 US$m	Share of associates’ and joint ventures’ operating profit before exceptional items 2016 US$m	Amortisation of intangible assets (excluding computer software) 2016 US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) 2016 US$m	EBITA 2016 US$m
Latin America	1,873	-	1,873	-	86	-	1,959
Africa	923	389	1,312	381	15	-	1,708
Asia Pacific	463	(29)	434	165	153	1	753
Europe	511	-	511	78	21	26	636
North America	(9)	-	(9)	826	4	44	865
Corporate	(307)	196	(111)	-	-	-	(111)
	3,454	556	4,010	1,450	279	71	5,810

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

	Operating profit 2015 US$m	Exceptional items 2015 US$m	Operating profit before exceptional items 2015 US$m	Share of associates’ and joint ventures’ operating profit before exceptional items 2015 US$m	Amortisation of intangible assets (excluding computer software) 2015 US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) 2015 US$m	EBITA 2015 US$m
Latin America	2,110	-	2,110	-	114	-	2,224
Africa	1,516	(45)	1,471	427	9	-	1,907
Asia Pacific	(14)	452	438	142	188	-	768
Europe	548	-	548	85	22	45	700
North America	14	-	14	800	2	42	858
Corporate	(191)	69	(122)	-	-	-	(122)
Retained operations	3,983	476	4,459	1,454	335	87	6,335
South Africa: Hotels and Gaming	401	(401)	-	31	-	1	32
	4,384	75	4,459	1,485	335	88	6,367
	2014 US$m	2014 US$m	2014 US$m	2014 US$m	2014 US$m	2014 US$m	2014 US$m
Latin America	2,116	(47)	2,069	-	123	-	2,192
Africa	1,470	8	1,478	470	6	-	1,954
Asia Pacific	365	103	468	165	212	-	845
Europe	565	11	576	79	20	28	703
North America	9	-	9	753	-	42	804
Corporate	(283)	122	(161)	-	-	-	(161)
Retained operations	4,242	197	4,439	1,467	361	70	6,337
South Africa: Hotels and Gaming	-	-	-	118	-	5	123
	4,242	197	4,439	1,585	361	75	6,460

The group’s share of associates’ and joint ventures’ operating profit is reconciled to the share of post-tax results of associates and joint ventures in the income statement as follows.

	2016 US$m	2015 US$m	2014 US$m
Share of associates’ and joint ventures’ operating profit (before exceptional items)	1,450	1,485	1,585
Share of associates’ and joint ventures’ exceptional items in operating profit	(101)	(63)	(5)
Share of associates’ and joint ventures’ net finance costs	(73)	(103)	(96)
Share of associates’ and joint ventures’ taxation	(114)	(157)	(162)
Share of associates’ and joint ventures’ non-controlling interests	(36)	(79)	(96)
Share of post-tax results of associates and joint ventures	1,126	1,083	1,226

SABMiller plc Notes to the consolidated financial statements (continued)

2. Segmental analysis (continued)

EBITDA

EBITA is reconciled to EBITDA as follows.

	EBITA 2016 US$m	Depreciation 2016 US$m	Share of associates’ and joint ventures’ depreciation 2016 US$m	EBITDA 2016 US$m	EBITA 2015 US$m	Depreciation 2015 US$m	Share of associates’ and joint ventures’ depreciation 2015 US$m	EBITDA 2015 US$m

Latin America	1,959	274	-	2,233	2,224	302	-	2,526
Africa	1,708	249	120	2,077	1,907	275	121	2,303
Asia Pacific	753	62	148	963	768	66	148	982
Europe	636	195	64	895	700	214	77	991
North America	865	-	139	1,004	858	-	145	1,003
Corporate	(111)	36	-	(75)	(122)	39	-	(83)

Retained operations	5,810	816	471	7,097	6,335	896	491	7,722
South Africa: Hotels and Gaming	-	-	-	-	32	-	8	40

	5,810	816	471	7,097	6,367	896	499	7,762

					EBITA 2014 US$m	Depreciation 2014 US$m	Share of associates’ and joint ventures’ depreciation 2014 US$m	EBITDA 2014 US$m

Latin America					2,192	328	-	2,520
Africa					1,954	267	115	2,336
Asia Pacific					845	72	132	1,049
Europe					703	222	92	1,017
North America					804	-	141	945
Corporate					(161)	31	-	(130)

Retained operations					6,337	920	480	7,737
South Africa: Hotels and Gaming					123	-	24	147

					6,460	920	504	7,884

Adjusted EBITDA
Adjusted EBITDA comprised the following.
						2016 US$m	2015 US$m	2014 US$m

Subsidiaries’ EBITDA						5,105	5,690	5,720
- Operating profit before exceptional items						4,010	4,459	4,439
- Depreciation (including amortisation of computer software)						816	896	920
- Amortisation (excluding computer software)						279	335	361

Group’s share of MillerCoors’ EBITDA						1,009	987	936
- Operating profit before exceptional items						826	800	753
- Depreciation (including amortisation of computer software)						139	145	141
- Amortisation (excluding computer software)						44	42	42

Adjusted EBITDA						6,114	6,677	6,656

SABMiller plc Notes to the consolidated financial statements (continued)

2. Segmental analysis (continued)

Other segmental information

	Capital expenditure excluding investment activity¹ 2016 US$m	Investment activity² 2016 US$m	Total 2016 US$m	Capital expenditure excluding investment activity¹ 2015 US$m	Investment activity² 2015 US$m	Total 2015 US$m
Latin America	439	-	439	429	(5)	424
Africa	547	4	551	720	8	728
Asia Pacific	85	-	85	80	-	80
Europe	201	191	392	253	-	253
North America	-	301	301	15	216	231
Corporate	41	-	41	75	(972)	(897)

	1,313	496	1,809	1,572	(753)	819

				Capital expenditure excluding investment activity¹ 2014 US$m	Investment activity² 2014 US$m	Total 2014 US$m
Latin America				413	(88)	325
Africa				663	42	705
Asia Pacific				96	201	297
Europe				252	-	252
North America				1	188	189
Corporate				60	1	61

				1,485	344	1,829

¹ Capital expenditure includes additions of intangible assets (excluding goodwill) and property, plant and equipment.
² Investment activity includes acquisitions and disposals of businesses, net investments in associates and joint ventures, purchases of shares in non-controlling interests and purchases and disposals of available for sale investments.

Geographical information

The UK is the parent company’s country of domicile. Those countries which account for more than 10% of the group’s total revenue and/or non-current assets are considered individually material and are reported separately below.

Revenue				2016 US$m	2015 US$m	2014 US$m
UK				440	424	394
Australia				2,149	2,493	2,680
Colombia				2,844	3,568	3,681
Peru				2,025	2,145	2,134
South Africa				3,804	4,352	4,347
USA				165	131	129
Rest of world				8,406	9,017	8,946

				19,833	22,130	22,311

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

Non-current assets	2016 US$m	2015 US$m

UK	489	358
Australia	9,697	9,804
Colombia	4,990	5,886
Peru	2,896	3,094
South Africa	1,548	1,735
USA	5,781	5,704
Rest of world	12,909	13,038
	38,310	39,619

Non-current assets by location exclude amounts relating to derivative financial instruments and deferred tax assets.

3. Net operating expenses
	2016 US$m	2015 US$m	2014 US$m

Cost of inventories recognised as an expense	4,177	4,552	4,711
- Changes in inventories of finished goods and work in progress	17	57	(15)
- Raw materials and consumables used	4,160	4,495	4,726
Excise duties and other similar taxes	4,938	5,596	5,607
Employee costs (see note 6a)	2,232	2,483	2,491
Depreciation of property, plant and equipment	743	821	854
- Containers	205	219	233
- Other	538	602	621
Profit on disposal of available for sale investments	-	(1)	-
Profit on disposal of businesses	-	(45)	(72)
Profit on disposal of investment in associates	-	(403)	-
(Gain)/loss on dilution of investment in associate	-	(2)	18
Profit on disposal of property, plant and equipment	(34)	(18)	(17)
Loss on disposal of intangible assets	2	-	-
Amortisation of intangible assets	352	410	427
- Intangible assets (excluding computer software)	279	335	361
- Computer software	73	75	66
Other expenses	4,178	4,696	4,431
- Selling, marketing and distribution costs	2,132	2,428	2,468
- Repairs and maintenance expenditure on property, plant and equipment	266	309	324
- Impairment of investment in associate	372	-	-
- Impairment of trade and other receivables	25	34	30
- Impairment of property, plant and equipment	7	73	52
- Impairment of goodwill	-	286	-
- Impairment of intangible assets	-	6	8
- Operating lease rentals - land and buildings	68	84	81
- Operating lease rentals - plant, vehicles and systems	67	88	86
- Transaction-related costs (excluding employee-related costs)	94	-	-
- Research and development expenditure	4	5	4
- Other operating expenses	1,143	1,383	1,378
Total net operating expenses by nature	16,588	18,089	18,450

Other income	(209)	(343)	(381)
- Revenue received from royalties	(37)	(47)	(51)
- Dividends received from investments	-	(1)	(1)
- Other operating income	(172)	(295)	(329)

Net operating expenses	16,379	17,746	18,069

Foreign exchange differences recognised in the profit for the year, except for those arising on financial instruments measured at fair value under IAS 39, were a loss of US$34 million (2015: US$25 million, 2014: US$32 million).

SABMiller plc Notes to the consolidated financial statements (continued)

3.  Net operating expenses (continued)

The following fees were paid to a number of different accounting firms as auditors of various parts of the group.

	2016 US$m	2015 US$m	2014 US$m
Group auditors
Fees payable to the company’s auditor and its associates for the audit of parent company and consolidated financial statements	3	3	3
Fees payable to the company’s auditor and its associates for other services:
The audit of the company’s subsidiaries	7	8	7

Total audit fees payable to the company’s auditor	10	11	10
Taxation compliance services	-	-	1
Taxation advisory services	1	1	2
Other non-audit services[1]	3	1	1

Total fees payable to the company’s auditor	14	13	14
Reimbursement by third party of fees payable to the company’s auditor	(1)	-	-

Total fees payable by the group to the company’s auditor	13	13	14
Other audit firms
Fees payable to other auditor firms for:
The audit of the company’s subsidiaries	1	1	1
Taxation advisory services	3	3	6
Services relating to corporate finance transactions	1	1	-
Internal audit services	1	3	4
Other non-audit services
Services relating to information technology[2]	2	1	2
Other[2]	6	21	35
Total fees payable to other audit firms	14	30	48

1 Principally relating to the AB InBev offer.

2 Consulting services principally relating to the cost and efficiency and capability programmes.

4. Exceptional items	2016 US$m	2015 US$m	2014 US$m
Exceptional items included in operating profit:
Impairments[1,2]	(379)	(313)	-
Transaction costs	(160)	-	-
Cost and efficiency programme costs	(36)	(69)	(133)
Integration and restructuring costs	29	(139)	(103)
Net foreign exchange losses[2]	(10)	-	-
Profit on disposal of investment in associate	-	401	-
Profit on disposal of businesses	-	45	72
Broad-Based Black Economic Empowerment related charges	-	-	(33)
Net exceptional losses included within operating profit	(556)	(75)	(197)
Exceptional items included in net finance costs:
Net foreign exchange losses[2]	(44)	-	-
Loan guarantee provision[1]	(20)	-	-
Early redemption costs	-	(48)	-
Recycling of foreign currency translation reserve	-	33	-
Net exceptional losses included within net finance costs	(64)	(15)	-

Share of associates’ and joint ventures’ exceptional items:
Profit on transaction in associate	86	-	-
Impairments and related charges[1]	(119)	(63)	-
Restructuring costs	(68)	-	-
Cost and efficiency programme costs	-	-	(5)
Group’s share of associates’ and joint ventures’ exceptional losses	(101)	(63)	(5)
Net taxation credits/(charges) relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items	28	(83)	27

SABMiller plc Notes to the consolidated financial statements (continued)

4. Exceptional items (continued)

1 Angola

During 2016 the group incurred US$491 million of exceptional charges before finance costs relating to Angola including the US$372 million impairment of the group’s associate investment in Angola and the group’s US$119 million share of Castel’s impairment and related charges. Additionally the group has made a provision within finance costs in relation to loan guarantees in Angola of US$20 million. All the charges result from the operations being significantly scaled down following the significant devaluation of the local currency against the US dollar and the lack of availability of hard currency in Angola.

2 South Sudan

During 2016 the group incurred US$17 million of exceptional charges before finance costs relating to South Sudan including the US$7 million impairment of property, plant and equipment and US$10 million of operating foreign exchange losses arising on the retranslation of net monetary liabilities. Additionally the group has incurred US$44 million of foreign exchange losses on net monetary liabilities within finance costs. All the charges result from the operation being significantly scaled down following the significant devaluation of the local currency against the US dollar and the lack of availability of hard currency in South Sudan.

Impairments

During 2015 an impairment charge of US$313 million was incurred in respect of the group’s Indian business in Asia Pacific. The impairment charge comprised US$286 million against goodwill, US$23 million against property, plant and equipment, and US$4 million against intangible assets.

Transaction costs

During 2016 the group incurred costs of US$160 million relating to the potential transaction with Anheuser-Busch InBev SA/NV, including advisers’ fees and staff-related costs.

Cost and efficiency programme costs

In 2016 costs of US$36 million (2015: US$69 million, 2014: US$54 million) were incurred in relation to the cost and efficiency programme. In 2014 costs of US$79 million were also incurred in relation to the business capability programme which streamlined finance, human resources and procurement activities through the deployment of global systems and introduced common sales, distribution and supply chain management systems.

Integration and restructuring costs

In 2016 a credit of US$29 million was realised relating to integration and restructuring in Australia, following the successful resolution of certain claims leading to the release of provisions.

During 2015 US$139 million (2014: US$103 million) of integration and restructuring costs were incurred in Asia Pacific following the Foster’s and Pacific Beverages acquisitions, including impairments relating to brewery closures and in 2014 the discontinuation of a brand.

Profit on disposal of investment in associate

During 2015 a pre-tax profit of US$401 million, after associated costs, was realised on the disposal of the group’s interests in the Tsogo Sun hotels and gaming business in South Africa.

Profit on disposal of businesses

During 2015 an additional profit of US$45 million (2014: US$25 million) was realised in Africa in relation to the disposal in 2012 of the group’s Angolan operations in exchange for a 27.5% interest in BIH Angola, following the resolution of certain matters leading to the release of provisions.

In 2014 a net profit of US$47 million, after associated costs, was realised on the disposal of the milk and juice business in Panama, Latin America.

Broad-Based Black Economic Empowerment scheme charges

In 2014 US$13 million of charges were incurred in relation to the Broad-Based Black Economic Empowerment (BBBEE) scheme in South Africa. An additional US$20 million loss was incurred on the dilution of the group’s investment in its associate, Distell Group Ltd, as a result of the exercise of share options issued as part of its BBBEE scheme.

Exceptional items included in net finance costs

Early redemption costs

During 2015 a US$48 million exceptional charge was incurred in relation to costs for the early redemption of the US$850 million 6.5% Notes that were due July 2016.

Recycling of foreign currency translation reserve

During 2015 a credit of US$33 million was recognised in relation to the recycling of foreign currency translation reserves following the repayment of an intercompany loan.

Share of associates’ and joint ventures’ exceptional items

Profit on transaction in associate

In 2016 the group’s associate Castel recognised a gain arising on the change in control following the acquisition of further interests in its Tunisian operation. The group’s share of the gain amounted to US$86 million.

Impairments

During 2015 the group’s share of the impairment charges taken by Anadolu Efes in relation to its beer businesses in Russia and Ukraine amounted to US$63 million.

Restructuring costs

During 2016 MillerCoors announced the closure of the Eden brewery with full effect from September 2016. Restructuring costs, including accelerated depreciation and severance costs, have been incurred of which the group’s share amounted to US$68 million.

SABMiller plc Notes to the consolidated financial statements (continued)

4. Exceptional items (continued)

Cost and efficiency programme costs

In 2014 restructuring costs associated with the group’s cost saving programme were incurred in MillerCoors, the group’s share amounted to US$5 million.

Net taxation credits/(charges) relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items

Net taxation credits of US$28 million (2015: charges of US$83 million, 2014: credits of US$27 million) arose in relation to exceptional items during the year and include US$25 million (2015: US$nil, 2014: US$2 million) in relation to MillerCoors although the tax credit is recognised in Miller Brewing Company (see note 7).

5.  Net finance costs

	2016 US$m	2015 US$m	2014 US$m
a. Finance costs
Interest payable on bank loans and overdrafts	88	100	110
Interest payable on derivatives	132	177	222
Interest payable on corporate bonds	397	545	647
Interest element of finance lease payments	4	3	3
Net fair value losses on financial instruments	27	-	34
Net exchange losses	15	120	-
Exceptional foreign exchange losses[1] (see note 4)	44	-	-
Exceptional loan guarantee provision[1] (see note 4)	20	-	-
Early redemption costs[1] (see note 4)	-	48	-
Other finance charges	36	54	39

Total finance costs	763	1,047	1,055

b. Finance income
Interest receivable	16	19	24
Interest receivable on derivatives	234	282	338
Net fair value gains on financial instruments	-	66	-
Net exchange gains	-	-	36
Recycling of foreign currency translation reserves[1] (see note 4)	-	33	-
Other finance income	7	10	12

Total finance income	257	410	410

Net finance costs	506	637	645

1 Net exceptional losses of US$64 million (2015: US$15 million) are excluded from the determination of adjusted net finance costs and adjusted earnings per share.

Adjusted net finance costs were US$442 million (2015: US$622 million, 2014: US$645 million).

Refer to note 21 - Financial risk factors for interest rate risk information.

6.  Employee and key management compensation costs

a. Employee costs

	2016 US$m	2015 US$m	2014 US$m
Wages and salaries	1,858	2,085	2,063
Share-based payments	90	117	154
Social security costs	175	164	160
Pension costs	107	117	117
Post-retirement benefits other than pensions	5	8	7

	2,235	2,491	2,501

Of the US$2,235 million employee costs shown above, US$3 million (2015: US$8 million, 2014: US$10 million) has been capitalised within intangible assets and property, plant and equipment.

SABMiller plc Notes to the consolidated financial statements (continued)

6.  Employee and key management compensation costs (continued)

b. Employee numbers

The average monthly number of employees are shown on a full-time equivalent basis, excluding employees of associated and joint venture undertakings and including executive directors.

	2016 Number	2015 Number	2014 Number
Latin America	28,632	28,162	29,296
Africa	25,669	24,802	24,403
Asia Pacific	4,692	5,048	5,113
Europe	9,971	9,810	10,174
North America	186	124	97
Corporate	939	862	864

	70,089	68,808	69,947

c. Key management compensation

The directors of the group and members of the executive committee (excom) are defined as key management. At 31 March 2016 there were 23 (2015: 23, 2014: 25) key management.

	2016 US$m	2015 US$m	2014 US$m
Salaries and short-term employee benefits	28	29	30
Post-employment benefits	2	3	2
Share-based payments	53	47	63

	83	79	95

d. Directors

	2016 US$m	2015 US$m	2014 US$m
Aggregate emoluments £5,986,052 (2015: £5,235,208, 2014: £6,287,359)	9	8	10
Aggregate gains made on the exercise of share options or release of share awards[1]	11	12	15
Notional contributions to unfunded retirement benefits scheme £370,666 (2015: £502,386, 2014: £626,955)	1	1	1

	21	21	26

1 Excludes gains made on share options exercised and share awards released posthumously.

At 31 March 2016 two directors (2015 and 2014: one) had retirement benefits accruing under money purchase pension schemes. Company contributions to money purchase pension schemes during the year amounted to £120,000 (2015: £40,000, 2014: £50,000).

7. Taxation

	2016 US$m	2015 US$m	2014 US$m

Current taxation	1,039	1,415	1,096
- Charge for the year	1,050	1,390	1,086
- Adjustments in respect of prior years	(11)	25	10
Withholding taxes and other remittance taxes	148	176	188

Total current taxation	1,187	1,591	1,284

Deferred taxation	(35)	(318)	(111)
- Credit for the year	(24)	(330)	(75)
- Adjustments in respect of prior years	(12)	7	(36)
- Rate change	1	5	-

Taxation expense	1,152	1,273	1,173

Tax charge/(credit) relating to components of other comprehensive income is as follows:
Deferred tax charge/(credit) on net remeasurements of defined benefit plans	29	(70)	13
Deferred tax (credit)/charge on financial instruments	(18)	3	(1)

	11	(67)	12

SABMiller plc Notes to the consolidated financial statements (continued)

7. Taxation (continued)

	2016 US$m	2015 US$m	2014 US$m
Total current tax	1,187	1,591	1,284
Total deferred tax	(24)	(385)	(99)

Total taxation	1,163	1,206	1,185

Effective tax rate (%)	26.3	26.0	26.0

UK taxation included in the above
Current taxation	-	-	-
Withholding taxes and other remittance taxes	91	82	102

Total current taxation	91	82	102
Deferred taxation	(53)	-	-

UK taxation expense	38	82	102

The effective tax rate is calculated by expressing tax before tax on exceptional items and on amortisation of intangible assets (excluding computer software), including the group’s share of associates’ and joint ventures’ tax on a similar basis, as a percentage of adjusted profit before tax. The calculation is on a basis consistent with that used in prior years and is also consistent with other group operating metrics. Tax on amortisation of intangible assets (excluding computer software) was US$96 million (2015: US$117 million, 2014: US$123 million).

MillerCoors is not a taxable entity. The tax balances and obligations therefore remain with Miller Brewing Company as a 100% subsidiary of the group. This subsidiary’s tax charge includes tax (including deferred tax) on the group’s share of the taxable profits of MillerCoors and includes tax in other comprehensive income on the group’s share of MillerCoors’ taxable items included within other comprehensive income.

Tax rate reconciliation

	2016 US$m	2015 US$m	2014 US$m
Profit before taxation	4,074	4,830	4,823
Less: Share of post-tax results of associates and joint ventures	(1,126)	(1,083)	(1,226)

	2,948	3,747	3,597

Tax charge at standard UK rate of 20% (2015: 21%, 2014: 23%)	590	787	827
Exempt income	(155)	(194)	(189)
Other incentive allowances	(33)	(34)	(28)
Expenses not deductible for tax purposes	140	179	24
Deferred tax asset not recognised/(recognised)	49	(54)	89
Initial recognition of deferred taxation	(53)	(104)	(87)
Tax impact of MillerCoors joint venture	158	174	178
Withholding taxes and other remittance taxes	148	176	188
Other taxes	37	33	26
Adjustments in respect of foreign tax rates	288	306	160
Adjustments in respect of prior periods	(23)	32	(26)
Deferred taxation rate change	1	5	-
Deferred taxation on unremitted earnings	5	(33)	11

Total taxation expense	1,152	1,273	1,173

SABMiller plc Notes to the consolidated financial statements (continued)

8.  Earnings per share

	2016 US cents	2015 US cents	2014 US cents
Basic earnings per share	167.8	205.7	211.8
Diluted earnings per share	166.0	203.5	209.1
Headline earnings per share	188.4	213.4	211.6
Adjusted basic earnings per share	224.1	239.1	242.0
Adjusted diluted earnings per share	221.6	236.6	239.0

The weighted average number of shares was:

	2016 Millions of shares	2015 Millions of shares	2014 Millions of shares
Ordinary shares	1,677	1,674	1,671
Treasury shares	(59)	(63)	(67)
EBT ordinary shares	(10)	(7)	(7)

Basic shares	1,608	1,604	1,597
Dilutive ordinary shares	18	17	20

Diluted shares	1,626	1,621	1,617

The calculation of diluted earnings per share excludes 4,582,485 (2015: 8,613,524, 2014: 6,044,130) share options that were non-dilutive for the year because the exercise price together with the future IFRS 2 charge of the option exceeded the fair value of the shares during the year, and 25,574,875 (2015: 16,316,980, 2014: 19,755,628) share awards that were non-dilutive for the year because the performance conditions attached to the share awards have not been met. These share incentives could potentially dilute earnings per share in the future.

Adjusted and headline earnings

The group presents an adjusted earnings per share figure which excludes the impact of amortisation of intangible assets (excluding computer software), certain non-recurring items and post-tax exceptional items in order to present an additional measure of performance for the years shown in the consolidated financial statements. Adjusted earnings per share are based on adjusted earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the South African Circular 2/2015 entitled ‘Headline Earnings’ which forms part of the listing requirements for the JSE Ltd (JSE). The adjustments made to arrive at headline earnings and adjusted earnings are as follows.

	2016 US$m	2015 US$m	2014 US$m
Profit for the year attributable to owners of the parent	2,699	3,299	3,381
Headline adjustments
Impairment of associate	372	-	-
Impairment of property, plant and equipment	7	73	52
Impairment of intangible assets	-	6	8
Impairment of goodwill	-	286	-
Profit on disposal of investment in associate	-	(401)	-
Profit on disposal of business	-	(45)	(72)
Loss on dilution of investments in associates	-	-	20
Tax effects of these items	-	146	(11)
Non-controlling interests’ share of the above items	(1)	(1)	1
Share of associates’ and joint ventures’ headline adjustments, net of tax and non-controlling interests	(48)	60	-

Headline earnings	3,029	3,423	3,379
Amortisation of intangible assets (excluding computer software)	279	335	361
Transaction costs	160	-	-
Integration and restructuring costs (excluding impairment)	(29)	87	43
Cost and efficiency programme costs	36	69	133
Loan guarantee provision	20	-	-
Net foreign exchange losses	54	-	-
Early redemption costs	-	48	-
Recycling of foreign currency translation reserves	-	(33)	-
Broad-Based Black Economic Empowerment related charges	-	-	13
Tax effects of the above items	(117)	(167)	(133)
Non-controlling interests’ share of the above items	(23)	(6)	(4)
Share of associates’ and joint ventures’ other adjustments, net of tax and non-controlling interests	195	79	73
Adjusted earnings	3,604	3,835	3,865

SABMiller plc Notes to the consolidated financial statements (continued)

9.  Dividends

	2016 US$m	2015 US$m	2014 US$m

Equity
2015 Final dividend paid: 87.0 US cents (2014: 80.0 US cents, 2013: 77.0 US cents) per ordinary share	1,404	1,289	1,236
2016 Interim dividend paid: 28.25 US cents (2015: 26.0 US cents, 2014: 25.0 US cents) per ordinary share	456	416	404

	1,860	1,705	1,640

In addition, the directors are proposing a final dividend of 93.75 US cents per share in respect of the financial year ended 31 March 2016, which will absorb an estimated US$1,509 million of shareholders’ funds. If approved by shareholders, and if the proposed offer for the company by AB InBev has not become effective prior to 12 August 2016, the dividend will be paid on 12 August 2016 to shareholders registered on the London and Johannesburg registers as at 5 August 2016. The total dividend per share for the year is 122.0 US cents (2015: 113.0 US cents, 2014: 105.0 US cents).

Treasury shares do not attract dividends and the employees’ benefit trusts have both waived their right to receive dividends (further information can be found in note 26).

10. Goodwill

US$m
Cost
At 1 April 2014	18,843
Exchange adjustments	(3,257)
Reclassification (see note 19)	(293)
Acquisitions - through business combinations	1

At 31 March 2015	15,294
Exchange adjustments	(555)
Acquisitions - through business combinations	79

At 31 March 2016	14,818

Accumulated impairment
At 1 April 2014	346
Exchange adjustments	(84)
Impairment	286

At 31 March 2015	548
Exchange adjustments	2

At 31 March 2016	550

Net book amount
At 1 April 2014	18,497

At 31 March 2015	14,746

At 31 March 2016	14,268

2016

Provisional goodwill of US$79 million arose on the acquisition of Meantime Brewing Company Ltd, a modern craft brewer in the United Kingdom. The fair value exercise in respect of this business combination is now complete.

2015

Provisional goodwill of US$1 million arose on the acquisition of a business in Africa. The fair value exercise in respect of this business combination is now complete.

SABMiller plc Notes to the consolidated financial statements (continued)

10.  Goodwill (continued)

Goodwill is monitored principally on an individual country basis and the net book value is allocated by cash generating unit (CGU) as follows.

	2016 US$m	2015 US$m
CGUs:
Latin America:
- Central America	766	777
- Colombia	2,881	3,367
- Peru	1,408	1,505
- Other Latin America	198	207
Africa:
- South Africa	321	391
- Other Africa	200	219
Asia Pacific:
- Australia	5,858	5,820
Europe:
- Czech Republic	761	707
- Netherlands	90	85
- Italy	368	347
- Poland	1,021	1,002
- United Kingdom	74	-
- Other Europe	66	63
North America	256	256

	14,268	14,746

Assumptions

The group uses both value in use and fair value less costs of disposal (FVLCD) calculations to determine the recoverable amounts for its CGUs. See note 1 for the detailed accounting policy on how the group determines recoverable value. The key assumptions for the discounted cash flow calculations are as follows.

Expected volume five-year compound annual growth rate (CAGR) - Cash flows are based on financial forecasts approved by management for each CGU covering five-year periods and are dependent on management’s expected volume CAGRs which have been determined based on past experience and planned initiatives, and with reference to external sources in respect of macro-economic assumptions. Expected growth rates over the five-year forecast period are generally higher than the long-term average growth rates for the economies in which the CGUs operate as a steady state is not necessarily expected to be reached in this period. The cash flow forecasts included in FVLCD calculations are based on management’s best estimates of expected volume CAGRs and incorporate cash flows associated with enhancing the assets’ performance, such as capital expenditure, where appropriate in order to determine the FVLCD from a market participant’s perspective.

Discount rate - The discount rate (weighted average cost of capital) is calculated using a methodology which reflects the returns from United States Treasury notes with a maturity of 20 years, an equity risk premium adjusted for specific industry and country risks, and inflation differentials. The group applies local post-tax discount rates to local post-tax cash flows. For a value in use calculation, where a potential impairment is identified on a post-tax basis, the impairment review is reperformed on a pre-tax basis.

Long-term growth rate - Cash flows after the first five-year period are extrapolated using a long-term growth rate, in order to calculate the terminal recoverable amount. The long-term growth rate is estimated using historical trends and expected future trends in inflation rates, based on external data.

The following table presents the key assumptions used in the discounted cash flow calculations in each of the group’s operating segments and relate only to subsidiaries of the group.

	Expected volume CAGRs 2016 - 2021%	Post-tax discount rates %	Long-term growth rates %
Latin America	2.9-3.9	8.4-12.7	1.9-3.7
Africa	3.7-11.3	12.2-19.3	5.4-8.6
Asia Pacific	(0.1)	7.4	2.6
Europe	(0.9)-3.2	6.9-9.0	1.4-2.3
North America[1]	22.2	6.7	1.9

1 Primarily the international business across the Americas.

SABMiller plc Notes to the consolidated financial statements (continued)

10.  Goodwill (continued)

Impairment reviews results

As a result of the annual impairment reviews, no impairment losses have been recognised in the year.

In 2015 an impairment charge of US$313 million was recognised in respect of the India CGU in Asia Pacific. This primarily reflected the group’s assessment of the increasing regulatory and excise challenges in the operating environment in India and the proposed partial introduction of a national goods and services tax (GST) which will not apply to beer so that GST on input costs is not expected to be recoverable. The impairment loss was allocated to goodwill (US$286 million), property, plant and equipment (US$23 million), and intangible assets (US$4 million). The recoverable amount of the CGU was based on its value in use, which was determined using a discounted cash flow calculation. In arriving at value in use, a pre-tax discount rate of 14.1% was applied to pre-tax cash flows.

Sensitivities to assumptions

The group’s impairment reviews are sensitive to changes in the key assumptions described above.

The most material goodwill balance is in Australia. In addition to the volume CAGR, pricing and mix, and cost efficiencies are significant factors influencing the recoverable value of the CGU, and therefore NPR and EBITA CAGRs were also considered key assumptions in the discounted cash flow calculation. The estimated recoverable value was calculated on a FVLCD basis. Due to improved performance of the group’s business in Australia, the recoverable amount has increased and is now approximately US$750 million (2015: US$650 million) higher than the carrying value of the CGU. For the recoverable amount to reduce to a level such that it is equal to the carrying value of the CGU, the following would need to occur in isolation: the future compound annual NPR growth over the five-year forecast period to reduce to a level such that the EBITA CAGR over the same period of 3.7% would fall below the long-term growth rate of 2.6%; or the long-term growth rate of 2.6% in nominal terms to fall below 2.1%; or the discount rate to rise from 7.4% to 7.8% or higher. These changes in assumptions are considered reasonably possible in the current operating environment.

Based on the group’s sensitivity analysis, a reasonably possible change in a single assumption will not cause an impairment loss in any of the group’s other CGUs.

11.  Intangible assets

	Brands US$m	Computer software US$m	Other US$m	Total US$m
Cost
At 1 April 2014	9,188	811	557	10,556
Exchange adjustments	(1,596)	(101)	(101)	(1,798)
Additions - separately acquired	14	172	-	186
Disposals	-	(8)	-	(8)

At 31 March 2015	7,606	874	456	8,936
Exchange adjustments	(289)	(22)	4	(307)
Additions - separately acquired	-	91	-	91
Acquisitions - through business combinations	126	-	-	126
Disposals	-	(33)	(20)	(53)

At 31 March 2016	7,443	910	440	8,793

Accumulated amortisation and impairment
At 1 April 2014	1,544	370	110	2,024
Exchange adjustments	(301)	(48)	(25)	(374)
Amortisation	301	75	34	410
Disposals	-	(8)	-	(8)
Impairment	4	2	-	6

At 31 March 2015	1,548	391	119	2,058
Exchange adjustments	(83)	(11)	2	(92)
Amortisation	254	73	25	352
Disposals	-	(31)	(20)	(51)

At 31 March 2016	1,719	422	126	2,267

Net book amount
At 1 April 2014	7,644	441	447	8,532

At 31 March 2015	6,058	483	337	6,878

At 31 March 2016	5,724	488	314	6,526

During 2016 no impairment charges in respect of intangible assets were recognised (2015: US$6 million).

SABMiller plc Notes to the consolidated financial statements (continued)

11.  Intangible assets (continued)

At 31 March significant individual brands included within the carrying value of intangible assets are as follows.

	2016 US$m	2015 US$m	Amortisation period remaining (years)
Brand carrying value
Carlton (Australia)	1,452	1,481	36
Aguila (Colombia)	813	987	29
Victoria Bitter (Australia)	732	748	36
Cristal (Peru)	459	508	29
Grolsch (Netherlands)	342	332	32

12.  Property, plant and equipment

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Returnable containers US$m	Total US$m
Cost
At 1 April 2014	606	3,665	8,394	2,051	14,716
Exchange adjustments	(124)	(712)	(1,722)	(362)	(2,920)
Additions	828	30	216	345	1,419
Acquisitions - through business combinations	-	3	1	-	4
Breakages and shrinkage	-	-	-	(140)	(140)
Transfers	(613)	123	476	14	-
Transfers to other assets	-	-	(2)	-	(2)
Disposals	(1)	(63)	(298)	(39)	(401)

At 31 March 2015	696	3,046	7,065	1,869	12,676
Exchange adjustments	(65)	(192)	(640)	(158)	(1,055)
Additions	641	91	213	303	1,248
Acquisitions - through business combinations	-	6	10	3	19
Breakages and shrinkage	-	-	-	(111)	(111)
Transfers	(709)	130	546	33	-
Disposals	(3)	(30)	(203)	(17)	(253)

At 31 March 2016	560	3,051	6,991	1,922	12,524

Accumulated depreciation and impairment
At 1 April 2014	-	723	3,916	1,012	5,651
Exchange adjustments	-	(187)	(1,015)	(203)	(1,405)
Provided during the year	-	74	528	219	821
Breakages and shrinkage	-	-	-	(77)	(77)
Impairment	-	43	30	-	73
Disposals	-	(38)	(275)	(35)	(348)

At 31 March 2015	-	615	3,184	916	4,715
Exchange adjustments	-	(35)	(314)	(75)	(424)
Provided during the year	-	68	470	205	743
Breakages and shrinkage	-	-	-	(54)	(54)
Impairment	-	-	7	-	7
Disposals	-	(14)	(190)	(9)	(213)

At 31 March 2016		634	3,157	983	4,774

Net book amount
At 1 April 2014	606	2,942	4,478	1,039	9,065

At 31 March 2015	696	2,431	3,881	953	7,961

At 31 March 2016	560	2,417	3,834	939	7,750

No impairment losses have been recognised in the year as a result of the annual goodwill impairment reviews (2015: US$23 million) (see note 10).

Included in land and buildings is freehold land with a cost of US$498 million (2015: US$560 million) which is not depreciated.

SABMiller plc Notes to the consolidated financial statements (continued)

12. Property, plant and equipment (continued)

Included in plant, vehicles and systems are the following amounts relating to assets held under finance leases.

	2016 US$m	2015 US$m
Net book amount	74	65

Included in the amounts above are the following amounts in respect of borrowing costs capitalised.

	2016 US$m	2015 US$m
At 1 April	20	37
Exchange adjustments	(3)	(6)
Amortised during the year	(8)	(11)

At 31 March	9	20

No borrowings costs were capitalised during the year (2015: none).

Borrowings are secured by various of the group’s property, plant and equipment with an aggregate net book value of US$86 million (2015: US$91 million).

13. Investments in joint ventures

A list of the group’s principal investments in joint ventures, including the name, country of incorporation and effective ownership interest is given in note 33.

US$m
At 1 April 2014	5,581
Investments in joint ventures	216
Share of results retained	786
Share of other comprehensive loss	(179)
Dividends received	(976)

At 31 March 2015	5,428
Investments in joint ventures	301
Share of results retained	746
Share of other comprehensive income	35
Dividends received	(998)

At 31 March 2016	5,512

Summarised financial information for the group’s interest in joint ventures, on a 100% basis after adjustments to comply with the group’s accounting policies, is shown below.

Summarised balance sheet

	MillerCoors
	2016 US$m	2015 US$m
Cash and cash equivalents	16	18
Other current assets	935	911

Total current assets	951	929
Non-current assets	5,030	5,022

Total assets	5,981	5,951

Financial liabilities (excluding trade payables)	(72)	(47)
Other current liabilities	(945)	(911)

Total current liabilities	(1,017)	(958)
Financial liabilities	(58)	(30)
Other non-current liabilities	(1,311)	(1,509)

Total liabilities	(2,386)	(2,497)

Non-controlling interests	(38)	(41)

Net assets attributable to owners	3,557	3,413

SABMiller plc Notes to the consolidated financial statements (continued)

13. Investments in joint ventures (continued)

Summarised statement of comprehensive income

	MillerCoors
	2016 US$m	2015 US$m
Revenue	8,866	8,966
Depreciation and amortisation	(411)	(322)
Interest expense	(2)	(1)
Profit before taxation	1,288	1,361
Taxation expense	(3)	(5)

Profit for the year	1,285	1,356
Other comprehensive income/(loss)	61	(309)

Total comprehensive income	1,346	1,047

Reconciliation of summarised financial information

A reconciliation of the summarised financial information to the carrying amount of the group’s interests in its joint ventures is as follows.

	MillerCoors
	2016 US$m	2015 US$m
Opening net assets	3,413	3,676
Total comprehensive income	1,346	1,047
Dividends paid	(1,721)	(1,683)
Funding to joint venture	519	373

Closing net assets	3,557	3,413
Interest in joint venture (%)	58	58
Interest in joint venture	2,063	1,979
Goodwill	3,449	3,449

Carrying value of investments in joint venture	5,512	5,428

14. Investments in associates

A list of the group’s principal investments in associates, including the name, country of incorporation and effective ownership interest is given in note 33.

US$m
At 1 April 2014	5,787
Exchange adjustments	(755)
Investments in associates	46
Disposal of investments in associates	(368)
Share of results retained	297
Share of other comprehensive loss	(119)
Share of movements in other reserves	(6)
Dividends receivable	(423)

At 31 March 2015	4,459
Exchange adjustments	(50)
Impairment (see note 4)	(372)
Share of results retained	380
Share of other comprehensive loss	(52)
Share of movements in other reserves	2
Dividends receivable	(253)

At 31 March 2016	4,114

2016

There have been no acquisitions or disposals of associates in the year.

An impairment charge of US$372 million was recognised in respect of the group’s investment in BIH Brasseries Internationales Holding (Angola) Ltd, its associate with interests in Angola, as a result of the operations in Angola being significantly scaled down following the significant devaluation of the local currency against the US dollar and the lack of availability of hard currency in Angola. The recoverable amount was based on the value in use, determined using a discounted cash flow calculation with a pre-tax discount rate of 24.0%.

SABMiller plc Notes to the consolidated financial statements (continued)

14. Investments in associates (continued)

2015

The group disposed of its investment in Tsogo Sun Holdings Ltd (Tsogo Sun), its hotels and gaming associate listed on the Johannesburg Stock Exchange, in August 2014 through an institutional placing and share buyback. The group received net proceeds of US$971 million, and realised a post-tax profit of US$239 million.

In January 2015 the group received net proceeds of US$7 million and realised a net profit of US$2 million, after associated costs, on the disposal of its packaging associate in Panama, Latin America.

The analysis of associates between listed and unlisted investments is shown below.

	2016 US$m	2015 US$m
Listed	1,446	1,470
Unlisted	2,668	2,989
	4,114	4,459

Further details of the market value of listed investments in associates are given in note 21.

Summarised financial information

Summarised financial information for associates, which in the opinion of the directors are material to the group, on a 100% basis after adjustments to comply with the group’s accounting policies, is as follows.

	Castel[1]		Anadolu Efes		CR Snow
Summarised balance sheet	2016 US$m	2015 US$m	2016 US$m	2015 US$m	2016 US$m	2015 US$m
Total current assets	3,963	3,388	1,411	1,478	1,641	1,523
Total non-current assets	3,699	2,972	6,282	6,390	4,888	5,032
Total assets	7,662	6,360	7,693	7,868	6,529	6,555
Total current liabilities	(1,505)	(1,257)	(777)	(920)	(2,813)	(2,869)
Total non-current liabilities	(592)	(409)	(2,491)	(2,402)	(744)	(659)
Total liabilities	(2,097)	(1,666)	(3,268)	(3,322)	(3,557)	(3,528)
Total non-controlling interests	(825)	(672)	(1,782)	(1,659)	(20)	(20)
Net assets attributable to owners	4,740	4,022	2,643	2,887	2,952	3,007

Summarised statement of comprehensive income/(loss)
Revenue	6,019	6,000	5,099	6,408	4,449	4,496
Profit/(loss) for the year attributable to owners	825	815	(65)	(466)	262	199
Other comprehensive (loss)/income attributable to owners	(92)	(59)	158	(537)	(172)	23
Total comprehensive income/(loss) attributable to owners	733	756	93	(1,003)	90	222

Reconciliation of summarised financial information

A reconciliation of the summarised financial information to the carrying amount of the group’s interests in its associates is as follows.

	Castel[1]		Anadolu Efes		CR Snow
	2016 US$m	2015 US$m	2016 US$m	2015 US$m	2016 US$m	2015 US$m
Opening net assets attributable to owners	4,022	5,212	2,887	4,571	3,007	3,267
Total comprehensive income/(loss) attributable to owners	733	756	93	(1,003)	90	222
Dividends paid	(394)	(359)	(97)	-	(146)	(465)
Exchange adjustments	379	(1,587)	(240)	(681)	-	3
Other movements in reserves	-	-	-	-	1	(20)
Closing net assets attributable to owners	4,740	4,022	2,643	2,887	2,952	3,007
Interest in associates (%)	20-40	20-40	24	24	49	49
Interest in associates	1,053	925	634	693	1,446	1,473
Impairment	(105)	-	-	-	-	-
Goodwill	50	310	357	387	-	-
Carrying value of investments in associates	998	1,235	991	1,080	1,446	1,473

[1]	BIH Brasseries Internationales Holding Ltd, Société des Brasseries et Glacières Internationales SA, Algerienne de Bavaroise Spa, BIH Brasseries Internationales Holding (Angola) Ltd, Marocaine d’Investissements et de Services SA, Skikda Bottling Company SARL, Société de Boissons de I’Ouest Algerien SARL, and Société des Nouvelles Brasseries together make up Castel’s African beverage operations. Details of individual ownership percentages of the group’s principal associates are included in note 33.

SABMiller plc Notes to the consolidated financial statements (continued)

14. Investments in associates (continued)

Individually immaterial associates

Summarised financial information for individually immaterial associates, in aggregate, is as follows.

Summarised statement of comprehensive income	2016 US$m	2015 US$m
Aggregate carrying amount of individually immaterial associates	679	671
Aggregate amounts of the group’s share of:
Profit for the year attributable to owners	126	124
Other comprehensive income attributable to owners	20	12

Total comprehensive income	146	136

15. Inventories

	2016 US$m	2015 US$m
Raw materials and consumables	568	588
Work in progress	91	89
Finished goods and goods for resale	334	353

	993	1,030

The following amount of inventories is expected to be utilised after 12 months.	2016 US$m	2015 US$m
Raw materials and consumables	33	38

There were no borrowings secured on the inventories of the group (2015: US$nil).

An impairment charge of US$19 million was recognised in respect of inventories during the year (2015: US$34 million).

16. Trade and other receivables

	2016 US$m	2015 US$m
Trade receivables	1,448	1,412
Less: provision for impairment	(129)	(132)

Trade receivables - net	1,319	1,280
Other receivables	363	355
Less: provision for impairment	(5)	(12)

Other receivables - net	358	343
Amounts owed by associates	15	28
Amounts owed by joint ventures	8	4
Prepayments and accrued income	163	182

Total trade and other receivables	1,863	1,837

Analysed as:
Current
Trade receivables - net	1,308	1,265
Other receivables - net	269	259
Amounts owed by associates	4	17
Amounts owed by joint ventures	8	4
Prepayments and accrued income	153	166

	1,742	1,711

Non-current
Trade receivables - net	11	15
Other receivables - net	89	84
Amounts owed by associates	11	11
Prepayments and accrued income	10	16

	121	126

The net carrying values of trade and other receivables are considered a close approximation of their fair values.

SABMiller plc Notes to the consolidated financial statements (continued)

16. Trade and other receivables (continued)

At 31 March 2016 trade and other receivables of US$462 million (2015: US$415 million) were past due but not impaired. These relate to customers of whom there is no recent history of default. The ageing of these trade and other receivables is shown below.

		Past due
	Fully performing US$m	Within 30 days US$m	30-60 days US$m	60-90 days US$m	90-180 days US$m	Over 180 days US$m
At 31 March 2016
Trade receivables	938	175	65	25	35	36
Other receivables	221	42	11	4	24	44
Amounts owed by associates	14	1	-	-	-	-
Amounts owed by joint ventures	8	-	-	-	-	-

At 31 March 2015
Trade receivables	937	165	47	19	24	41
Other receivables	232	45	8	4	15	22
Amounts owed by associates	3	13	3	-	9	-
Amounts owed by joint ventures	4	-	-	-	-	-

The group holds collateral as security for past due trade receivables to the value of US$7 million (2015: US$9 million). Collateral held primarily includes bank guarantees and charges over assets.

At 31 March 2016 trade receivables of US$174 million (2015: US$179 million) were determined to be specifically impaired and provided for.

The amount of the provision at 31 March 2016 was US$129 million (2015: US$132 million) and reflects trade receivables from customers which are considered to be experiencing difficult economic situations. It was assessed that a portion of these receivables is expected to be recovered. The group holds collateral as security against specifically impaired trade receivables with a fair value of US$2 million (2015: US$1 million).

At 31 March 2016 other receivables of US$17 million (2015: US$29 million) were determined to be specifically impaired and provided for.

The amount of the provision at 31 March 2016 was US$5 million (2015: US$12 million) and reflects loans to customers which are considered to be experiencing difficult economic situations. It was assessed that a portion of these receivables is expected to be recovered. No collateral was held as security against specifically impaired other receivables in either of the years ended 31 March 2016 and 2015.

The carrying amounts of trade and other receivables are denominated in the following currencies.

	2016 US$m	2015 US$m
Australian dollar	190	161
British pound	100	112
Colombian peso	95	117
Czech koruna	80	76
Euro	206	169
Indian rupee	182	130
Polish zloty	136	143
SA rand	269	297
US dollar	171	183
Other currencies	434	449

	1,863	1,837

Movements on the provisions for impairment of trade receivables and other receivables are as follows.

	Trade receivables		Other receivables
	2016 US$m	2015 US$m	2016 US$m	2015 US$m
At 1 April	(132)	(144)	(12)	(12)
Provision for receivables impairment	(26)	(34)	1	-
Receivables written off during the year as uncollectible	26	21	5	(2)
Exchange adjustments	3	25	1	2

At 31 March	(129)	(132)	(5)	(12)

The creation of provisions for impaired receivables is included in net operating expenses in the income statement (see note 3).

SABMiller plc Notes to the consolidated financial statements (continued)

17.  Cash and cash equivalents

	2016 US$m	2015 US$m
Short-term deposits	996	528
Cash at bank and in hand	434	437

	1,430	965

Cash and short-term deposits of US$109 million (2015: US$117 million) are held in African countries (including South Africa) and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from those countries, other than through normal dividends. As normal dividends are generally able to be paid, these restrictions are not expected to have a material impact on the group’s ability to meet its ongoing obligations.

18.  Trade and other payables

	2016 US$m	2015 US$m
Trade payables	1,478	1,404
Accruals	704	651
Deferred income	8	8
Containers in the hands of customers	437	443
Amounts owed to associates	36	38
Amounts owed to joint ventures	14	18
Deferred consideration for acquisitions	-	4
Excise duty payable	331	344
VAT and other taxes payable	212	221
Other payables	678	615

Total trade and other payables	3,898	3,746

Analysed as:
Current
Trade payables	1,478	1,404
Accruals	704	651
Deferred income	2	4
Containers in the hands of customers	437	443
Amounts owed to associates	36	38
Amounts owed to joint ventures	14	18
Deferred consideration for acquisitions	-	4
Excise duty payable	331	344
VAT and other taxes payable	212	221
Other payables	656	601

	3,870	3,728

Non-current
Deferred income	6	4
Other payables	22	14

	28	18

SABMiller plc Notes to the consolidated financial statements (continued)

19. Deferred taxation

The movement on the net deferred tax liability is shown below.

	2016 US$m	2015 US$m
At 1 April	2,112	3,131
Exchange adjustments	(131)	(345)
Acquisitions - through business combinations	26	1
Rate change	1	5
Transfers from current tax	58	3
Reclassification[1]	-	(293)
Credited to the income statement	(36)	(323)
Deferred tax on items (credited)/charged to other comprehensive loss:
- Financial instruments	(18)	3
- Remeasurements of defined benefit plans	29	(70)

At 31 March	2,041	2,112

The movements in deferred tax assets and liabilities (after offsetting of balances as permitted by IAS 12) during the year are shown below.

	Fixed asset allowances US$m	Tax losses and credits US$m	Intangibles US$m	Financial instruments US$m	Investment in MillerCoors joint venture US$m	Other timing differences US$m	Total US$m
Deferred tax liabilities
At 1 April 2014	724	(413)	2,380	(48)	644	(41)	3,246
Exchange adjustments	(113)	123	(419)	(2)	-	33	(378)
Acquisitions - through business combinations	1	-	-	-	-	-	1
Rate change	(3)	-	11	-	-	(3)	5
Transfers (from)/to deferred tax assets	(38)	2	-	2	3	18	(13)
Reclassification[1]	-	(293)	-	-	-	-	(293)
Charged/(credited) to the income statement	29	(81)	(100)	7	(5)	(74)	(224)
Deferred tax on items charged/(credited) to other comprehensive loss:
- Financial instruments	-	-	-	1	-	-	1
- Remeasurements of defined benefit plans	-	-	-	-	(68)	(2)	(70)
At 31 March 2015	600	(662)	1,872	(40)	574	(69)	2,275
Exchange adjustments	(75)	(3)	(69)	(1)	-	20	(128)
Acquisitions - through business combinations	1	-	25	-	-	-	26
Rate change	(3)	-	(1)	-	-	-	(4)
Transfers from current tax	-	56	-	-	-	2	58
Transfers from deferred tax assets	-	-	-	-	-	(2)	(2)
Charged/(credited) to the income statement	49	(8)	(73)	(9)	23	32	14
Deferred tax on items (credited)/charged to other comprehensive loss:
- Financial instruments	-	-	-	(5)	(13)	-	(18)
- Remeasurements of defined benefit plans	-	-	-	-	28	1	29
At 31 March 2016	572	(617)	1,754	(55)	612	(16)	2,250

1 Following clarification from the IFRS Interpretations Committee during 2014 regarding the recognition of deferred taxes, US$293 million was reclassified from goodwill to net deferred tax liabilities, with no impact on results or net assets.

SABMiller plc Notes to the consolidated financial statements (continued)

19. Deferred taxation (continued)

	Fixed asset allowances US$m	Provisions and accruals US$m	Other timing differences US$m	Total US$m
Deferred tax assets
At 1 April 2014	(16)	35	96	115
Exchange adjustments	(3)	(5)	(25)	(33)
Transfers from current tax	-	-	(3)	(3)
Transfers (to)/from deferred tax liabilities	(38)	19	6	(13)
Credited to the income statement	89	8	2	99
Deferred tax on items charged to other comprehensive income:
- Financial instruments	-	-	(2)	(2)

At 31 March 2015	32	57	74	163
Exchange adjustments	-	-	3	3
Rate change	(4)	(1)	-	(5)
Transfers (to)/from deferred tax liabilities	-	(5)	3	(2)
(Charged)/credited to the income statement	(25)	7	68	50

At 31 March 2016	3	58	148	209

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The deferred tax asset arises due to timing differences in Corporate, Europe, Africa and Latin America. Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recover these assets.

Deferred tax liabilities of US$1,784 million (2015: US$2,013 million) are expected to fall due after more than one year and deferred tax assets of US$104 million (2015: US$115 million) are expected to be recovered after more than one year.

	2016 US$m	2015 US$m
Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of the following items:
Tax losses	158	281
Tax credits	1,477	1,355
Depreciation in excess of capital allowances	10	7
Share-based payments	51	47

	1,696	1,690

Deferred tax assets in respect of tax losses are not recognised unless there is convincing evidence that existing taxable temporary differences will reverse in the future or there will be sufficient taxable profits in future years to recover the assets. A material element of the tax losses arose in the UK. A portion (US$53 million) has now been recognised due to the group’s growing UK business and increasing activities within the corporate head office, which are reflected in the group’s future forecasts. US$102 million (2015: US$229 million) of the total unrecognised tax losses do not expire.

Deferred tax assets in respect of tax credits arising which are carried forward for offset against future profits are not recognised unless it is probable that future profits will arise. US$1,468 million (2015: US$1,345 million) of these tax credits expire within 10 years.

Deferred tax is recognised on the unremitted earnings of overseas subsidiaries where there is an intention to distribute those reserves. A deferred tax liability of US$10 million (2015: US$11 million) has been recognised. A deferred tax liability of US$48 million (2015: US$56 million) has been recognised in respect of unremitted profits of associates where a dividend policy is not in place. Unremitted earnings of subsidiaries, associates and joint ventures operating in lower tax jurisdictions do not result in a deferred tax liability where the reporting entity is able to control the timing of the reversal of temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Similarly no tax is provided where there are plans to remit overseas earnings of subsidiaries but it is not expected that such distributions will give rise to a tax liability.

As a result of UK legislation which largely exempts overseas dividends from tax, the temporary differences arising on unremitted profits are unlikely to lead to additional corporate taxes. However, remittance to the UK of those earnings may still result in a tax liability, principally as a result of withholding taxes levied by the overseas tax jurisdictions in which those subsidiaries operate.

SABMiller plc Notes to the consolidated financial statements (continued)

20.  Borrowings

Current	2016 US$m	2015 US$m
Secured
Overdrafts	12	29
Obligations under finance leases	13	10
Other secured loans	4	-

	29	39

Unsecured
Overdrafts	147	186
Unsecured bonds	2,324	712
Other unsecured loans	426	1,024

	2,897	1,922

Total current borrowings	2,926	1,961

Non-current	2016 US$m	2015 US$m
Secured
Obligations under finance leases	48	43
Other secured loans	5	1

	53	44

Unsecured
Unsecured bonds	8,521	10,203
Unsecured loans	240	336

	8,761	10,539

Total non-current borrowings	8,814	10,583

Total current and non-current borrowings	11,740	12,544

Analysed as:
Overdrafts	159	215
Bank loans	675	1,361
Bonds	10,845	10,915
Obligations under finance leases	61	53

	11,740	12,544

Maturity of non-current financial liabilities

The maturity profile of the carrying amount of the group’s non-current financial liabilities at 31 March was as follows.

	Bank loans US$m	Bonds US$m	Finance leases US$m	Net derivative financial assets¹ US$m	2016 Total US$m	Bank loans US$m	Bonds US$m	Finance leases US$m	Net derivative financial assets¹ US$m	2015 Total US$m
Amounts falling due:
Between one and two years	190	67	13	(16)	254	96	2,327	10	(264)	2,169
Between two and three years	55	1,859	10	(104)	1,820	239	90	7	(23)	313
Between three and four years	-	1,158	8	(22)	1,144	1	1,867	6	(122)	1,752
Between four and five years	-	540	7	(7)	540	-	1,068	7	(19)	1,056
In five years or more	-	4,897	10	(398)	4,509	1	4,851	13	(333)	4,532

	245	8,521	48	(547)	8,267	337	10,203	43	(761)	9,822

¹ Net financing-related derivative financial instruments only (note 22).

SABMiller plc Notes to the consolidated financial statements (continued)

20.  Borrowings (continued)

2016

On 7 August 2015 FBG Treasury (Aust) Pty Ltd issued AUD700 million, 3.75% Notes due August 2020, guaranteed by SABMiller plc.

2015

There were no new bonds issued during the year ended 31 March 2015.

In December 2014 US$850 million, 6.5% Notes due 2016 were redeemed early.

Maturity of obligations under finance leases

Obligations under finance leases are as follows.

	2016 US$m	2015 US$m
The minimum lease payments under finance leases fall due as follows.
Within one year	16	11
Between one and five years	45	36
In five years or more	12	15

	73	62
Future finance charges	(12)	(9)

Present value of finance lease liabilities	61	53

21. Financial risk factors

Financial risk management

Overview

In the normal course of business, the group is exposed to the following financial risks:

- Market risk

- Credit risk

- Liquidity risk

This note explains the group’s exposure to each of the above risks, aided by quantitative disclosures included throughout these consolidated financial statements, and it summarises the policies and processes that are in place to measure and manage the risks arising, including those related to the management of capital.

The directors are ultimately responsible for the establishment and oversight of the group’s risk management framework. An essential part of this framework is the role undertaken by the audit committee of the board, supported by the internal audit function, and by the Chief Financial Officer, who in this regard is supported by the treasury committee and the group treasury function. Among other responsibilities, the audit committee reviews the internal control environment and risk management systems within the group and it reports its activities to the board. The board also receives a quarterly report on treasury activities, including confirmation of compliance with treasury risk management policies.

The group treasury function is responsible for the management of cash, borrowings and the financial risks arising in relation to interest rates, foreign exchange rates and the price risk of some commodities. The responsibility for the management of the remaining commodities exposures primarily lies with the group’s centralised procurement function, SABMiller Procurement GmbH (SABMiller Procurement). Some of the risk management strategies include the use of derivatives in order to manage the currency, interest rate and commodities exposures arising from the group’s operations. It is the policy of the group that no trading in financial instruments be undertaken.

The group’s treasury policies are established to identify and analyse the financial risks faced by the group, to set appropriate risk limits and controls and to monitor exposures and adherence to limits.

a. Market risk

(i) Foreign exchange risk

The group is subject to exposure on the translation of the foreign currency denominated net assets of subsidiaries, associates and joint ventures into the group’s US dollar reporting currency. The group seeks to mitigate this exposure, where cost effective, by borrowing in the same currencies as the functional currencies of its main operating units or by achieving the same effect through the use of derivatives. An approximate nominal value equivalent to US$2,519 million (2015: US$3,691 million) of borrowings has been swapped into currencies that match the currency of the underlying operations of the group, including Australian dollar, Colombian peso, Czech koruna, Peruvian nuevo sol, Polish zloty and South African rand.

The group does not hedge currency exposures from the translation of profits earned in foreign currency subsidiaries, associates and joint ventures.

The group is also exposed to transactional currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of group entities. These exposures are managed primarily by the group treasury function which, subject to regulatory constraints or currency market limitations, hedges a proportion of the foreign currency exposures estimated to arise over a period of up to 18 months. Committed transactional exposures that are certain are hedged fully without limitation in time. The group principally uses forward exchange derivatives to hedge currency risk.

SABMiller plc Notes to the consolidated financial statements (continued)

21.  Financial risk factors (continued)

The tables below set out the group’s currency exposures from financial assets and liabilities held by group companies in currencies other than their functional currencies and resulting in exchange movements in the income statement and balance sheet. The sensitivity analysis has been prepared on a basis consistent with the prior year, based on reasonably possible changes in exchange rates, and assumes all other variables are held constant.

	Australian dollars US$m	Euro US$m	Latin American currencies US$m	Other European currencies US$m	SA rand US$m	US dollars US$m	Other US$m	Total US$m
Financial assets
Trade and other receivables	74	140	17	278	141	122	27	799
Derivative financial instruments¹	55	3,047	24	831	55	1,209	54	5,275
Cash and cash equivalents	-	22	-	32	6	48	-	108
Intra-group assets	37	1,088	18	448	29	127	1	1,748

	166	4,297	59	1,589	231	1,506	82	7,930
Financial liabilities
Trade and other payables	(72)	(142)	-	(294)	(63)	(389)	(4)	(964)
Derivative financial instruments¹	(75)	(2,640)	(937)	(1,650)	(554)	(163)	(18)	(6,037)
Borrowings	(2)	(1,164)	-	(5)	-	(775)	(1)	(1,947)
Intra-group liabilities	(99)	(37)	(1)	(180)	(21)	(329)	-	(667)

	(248)	(3,983)	(938)	(2,129)	(638)	(1,656)	(23)	(9,615)

At 31 March 2016	(82)	314	(879)	(540)	(407)	(150)	59	(1,685)

Potential impact on profit for the year - gain/(loss)
20% increase in functional currency	10	(1)	(6)	(1)	3	14	(10)	9
20% decrease in functional currency	(12)	2	7	1	(3)	(17)	12	(10)

Potential impact on other comprehensive income - gain/(loss)
20% increase in functional currency	4	(51)	152	91	65	10	-	271
20% decrease in functional currency	(4)	61	(183)	(109)	(78)	(13)	-	(326)

¹These represent the notional amounts of derivative financial instruments.
	Australian dollars US$m	Euro US$m	Latin American currencies US$m	Other European currencies US$m	SA rand US$m	US dollars US$m	Other US$m	Total US$m
Financial assets
Trade and other receivables	1	82	-	121	150	36	42	432
Derivative financial instruments¹	79	3,230	-	1,260	73	2,060	-	6,702
Cash and cash equivalents	-	20	1	181	3	26	9	240
Intra-group assets	31	1,131	-	422	12	277	2	1,875

	111	4,463	1	1,984	238	2,399	53	9,249
Financial liabilities
Trade and other payables	(25)	(195)	-	(190)	(46)	(348)	(3)	(807)
Derivative financial instruments¹	(563)	(3,009)	(884)	(2,041)	(787)	(286)	-	(7,570)
Borrowings	-	(1,071)	-	(5)	(1)	(1,497)	(19)	(2,593)
Intra-group liabilities	(44)	(31)	(1)	(142)	(25)	(177)	(2)	(422)

	(632)	(4,306)	(885)	(2,378)	(859)	(2,308)	(24)	(11,392)

At 31 March 2015	(521)	157	(884)	(394)	(621)	91	29	(2,143)

Potential impact on profit for the year - gain/(loss)
20% increase in functional currency	1	3	32	(11)	(4)	43	(5)	59
20% decrease in functional currency	(1)	(4)	(38)	13	5	(52)	6	(71)

Potential impact on other comprehensive income - gain/(loss)
20% increase in functional currency	86	(29)	116	77	107	(58)	-	299
20% decrease in functional currency	(103)	35	(139)	(92)	(129)	70	-	(358)

¹These represent the notional amounts of derivative financial instruments.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

The group holds foreign currency cash flow hedges totalling US$2,388 million at 31 March 2016 (2015: US$1,892 million). The foreign exchange gains or losses on these contracts are recorded in the cash flow hedging reserve until the hedged transactions occur, at which time the respective gains and losses are transferred to inventory, property, plant and equipment, goodwill or to the income statement as appropriate.

The group holds net investment hedges totalling US$2,220 million at 31 March 2016 (2015: US$3,111 million). The foreign exchange gains or losses on these contracts are recorded in the net investment hedging reserve and partially offset the foreign currency translation risk on the group’s foreign currency net assets.

(ii) Interest rate risk

Interest rate risk is monitored based on net debt exposures. As at 31 March 2016 40% (2015: 57%) of net debt was in fixed rates taking into account interest rate derivatives.

The group’s practice is to borrow (direct or synthetically) in floating rates, reflecting the fact that floating rates are generally lower than fixed rates over the medium term. The extent to which group borrowings may be in floating rates is restricted by policy such that the impact of a 1% increase in interest rates on finance costs can be no more than an agreed proportion of adjusted EBITDA. The policy excludes borrowings arising from acquisitions in the previous six months. Exposure to movements in interest rates on group borrowings is managed through interest rate derivatives.

The cash flow interest rate risk sensitivities on variable debt and interest rate swaps are shown in the table below. This analysis assumes all other variables, in particular foreign currency rates, remain constant. The analysis was performed on the same basis in the prior year, based on reasonably possible changes in interest rates.

	2016 US$m	2015 US$m
Net debt	9,638	10,465
Less: fixed rate debt	(7,814)	(9,550)

Variable rate debt	1,824	915
Adjust for:
Financial derivatives	3,916	3,545

Net variable rate debt exposure	5,740	4,460

+/- 100 bps change
Potential impact on profit for the year	57	45

+/- 100 bps change
Potential impact on other comprehensive income	-	-

Fair value sensitivity analysis for fixed income instruments

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. As such, all financial instruments with fixed rates of interest that are accounted for at amortised cost are not subject to interest rate risk as defined in IFRS 7.

The group holds derivative contracts with a nominal value of US$5,416 million as at 31 March 2016 (2015: US$4,204 million) which are designated as fair value hedges. In the case of these instruments and the underlying fixed rate bonds, changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements materially net off in the income statement in the same period.

(iii) Price risk

Commodity price risk

The group is exposed to variability in the price of commodities used in the production or in the packaging of finished products, such as the price of malt, barley, sugar, diesel and aluminium. Commodity price risk is managed within minimum and maximum guard rails principally through multi-year fixed price contracts with suppliers and, where appropriate, derivative contracts.

At 31 March 2016 the notional value of commodity derivatives amounted to US$184 million (2015: US$142 million). No sensitivity analysis has been provided on these outstanding contracts as the impact is considered to be immaterial.

Equity securities price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the balance sheet as available for sale investments. No sensitivity analysis has been provided on these outstanding contracts as the impact is considered to be immaterial.

b. Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Financial instruments

The group limits its exposure to financial institutions by setting credit limits on a sliding scale based on their credit ratings and generally dealing only with counterparties with a minimum credit rating of BBB- from S&P and Fitch, and Baa3 from Moody’s. For banks with a lower credit rating, or with no international credit rating, a maximum limit of US$5 million is applied, unless specific approval is obtained from either the Chief Financial Officer or the audit committee of the board. The utilisation of credit limits is regularly monitored. To reduce credit exposures, the group has ISDA Master Agreements with most of its counterparties for financial derivatives, which permit net settlement of assets and liabilities in certain circumstances.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

Trade and other receivables

There is no significant concentration of credit risk with respect to trade receivables as the group has a large number of customers which are internationally dispersed. The type of customers range from wholesalers and distributors to smaller retailers. The group has implemented policies that require appropriate credit checks on potential customers before sales commence. Credit risk is managed by limiting the aggregate amount of exposure to any one counterparty.

The group considers its maximum credit risk to be US$3,884 million (2015: US$3,760 million) which is the total of the group’s financial assets.

c. Liquidity risk

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due.

The group finances its operations through cash generated by the business and a mixture of short-term and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper with a range of maturity dates. In this way, the group ensures that it is not overly reliant on any particular liquidity source and that maturities of borrowings sourced in this way are not overly concentrated.

Subsidiaries have access to local bank credit facilities, but are principally funded by the group.

Liquidity risk faced by the group is mitigated by having diverse sources of finance available to it and by maintaining substantial unutilised banking facilities and reserve borrowing capacity, as indicated by the level of undrawn facilities.

Undrawn borrowing facilities

The group had the following undrawn committed borrowing facilities available at 31 March in respect of which all conditions precedent had been met at that date.

	2016 US$m	2015 US$m
Amounts expiring:
Within one year	108	65
Between one and two years	5	76
Between two and five years	3,500	3,503

	3,613	3,644

At 31 March 2016 the group had the following core lines of credit that were available for general corporate purposes.

SABMiller plc:

• US$2,500 million committed syndicated revolving credit facility, which is due to expire in May 2020.

SABMiller Holdings Inc:

• US$1,000 million committed syndicated revolving credit facility, which is due to expire in May 2020.

In April 2016 the group extended its existing US$2,500 million and US$1,000 million committed syndicated facilities, both shown as undrawn in the table above, by one year to May 2021, with the exception of US$117 million for which the maturity remains May 2020.

The table below analyses the group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual settlement date. The amounts disclosed in the table are the contractual undiscounted cash flows. The amounts disclosed for financial guarantee contracts represent the maximum possible cash outflows for guarantees provided in respect of associates’ and third party bank facilities, which would only be payable upon the occurrence of certain default events. Should such events occur, certain remedies are available that could mitigate the impact.

At 31 March 2016	Less than 1 year US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	Over 5 years US$m
Borrowings	(3,305)	(598)	(4,305)	(6,771)
Net settled derivative financial instruments	(92)	(9)	(2)	-
Gross settled derivative financial instruments - inflows	2,596	114	5	-
Gross settled derivative financial instruments - outflows	(2,715)	(120)	(6)	-
Trade and other payables	(3,325)	(17)	(1)	(4)
Financial guarantee contracts	(120)	-	-	-

At 31 March 2015
Borrowings	(2,355)	(2,853)	(3,940)	(6,978)
Net settled derivative financial instruments	(32)	(6)	(2)	-
Gross settled derivative financial instruments - inflows	1,570	79	-	-
Gross settled derivative financial instruments - outflows	(1,653)	(80)	-	-
Trade and other payables	(3,158)	(14)	-	-
Financial guarantee contracts	(122)	-	-	-

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

Capital management

The capital structure of the group consists of net debt (see note 27c) and shareholders’ equity.

The group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Besides the minimum capitalisation rules that may apply to subsidiaries in different countries, the group’s only externally imposed capital requirement relates to the group’s core lines of credit which include a net debt to EBITDA financial covenant which was complied with throughout the year.

The group monitors its financial capacity and credit ratings by reference to a number of key financial ratios and cash flow metrics including net debt to adjusted EBITDA and interest cover (the ratio of adjusted EBITDA to adjusted net finance costs). These provide a framework within which the group’s capital base is managed including dividend policy.

If the group fails to meet the financial targets required by the ratings agencies, a credit rating downgrade could impact the average interest rate of borrowings and the future availability of credit to the group.

The group is currently rated A3 under review for downgrade by Moody’s Investors Service and A-/stable outlook by S&P Global Ratings.

Fair value estimation

The following tables present the group’s financial assets and liabilities that are measured at fair value on a recurring basis and the fair values of other assets and liabilities that are not measured at fair value, but where the fair value is required to be disclosed in the financial statements.

Recurring fair value measurements	Level 1 US$m	Level 2 US$m	Level 3 US$m	Total US$m
At 31 March 2016
Assets
Derivative financial instruments	-	846	-	846
Available for sale investments	-	6	13	19

Total assets	-	852	13	865

Liabilities
Derivative financial instruments	-	(239)	-	(239)

Total liabilities	-	(239)	-	(239)

At 31 March 2015
Assets
Derivative financial instruments	-	1,233	-	1,233
Available for sale investments	-	9	12	21

Total assets	-	1,242	12	1,254

Liabilities
Derivative financial instruments	-	(111)	-	(111)

Total liabilities	-	(111)	-	(111)

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

Assets and liabilities for which fair values are disclosed	Carrying amount US$m	Level 1 US$m	Level 2 US$m	Level 3 US$m	Total US$m
At 31 March 2016
Assets
Investments in listed associates
- Anadolu Efes	991	1,081	-	-	1,081
- Distell Group	209	624	-	-	624
- Delta Corporation	246	281	-	-	281

Total assets	1,446	1,986	-	-	1,986

Liabilities
Current Borrowings	(2,926)	(2,340)	(610)	-	(2,950)
Non-current Borrowings	(8,814)	(8,818)	(299)	-	(9,117)

Total liabilities	(11,740)	(11,158)	(909)	-	(12,067)

At 31 March 2015
Assets
Investments in listed associates
- Anadolu Efes	1,080	1,187	-	-	1,187
- Distell Group	211	741	-	-	741
- Delta Corporation	179	324	-	-	324

Total assets	1,470	2,252	-	-	2,252

Liabilities
Current Borrowings	(1,961)	(717)	(1,253)	-	(1,970)
Non-current Borrowings	(10,583)	(10,688)	(390)	-	(11,078)

Total liabilities	(12,544)	(11,405)	(1,643)	-	(13,048)

There have been no material transfers between levels during the year ended 31 March 2016 (2015: none).

The levels of the fair value hierarchy and its application to the group’s assets and liabilities are described below.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

The fair value of assets and liabilities traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

The fair values of financial instruments that are not traded in an active market (for example, over the counter derivatives or infrequently traded listed investments) are determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The fair values of derivatives included in level 2 incorporate various inputs including the credit quality of counterparties, spot and forward foreign exchange rates, and interest rate curves.

The fair values of borrowings included in level 2 are based on the net present value of the anticipated future cash flows associated with these instruments, using rates currently available for debt on similar terms, credit risk and remaining maturities.

Valuation techniques for other level 2 instruments could include standard valuation models based on market parameters for interest rates, yield curves or foreign exchange rates quotes for similar instruments from financial counterparties or the use of comparable arm’s length transactions, and discounted cash flows.

Level 3: Inputs for the asset or liability that are not based on observable market data.

Specific valuation techniques, such as discounted cash flow analysis, are used to determine fair value of the remaining financial instruments.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

Valuation process

The group’s treasury function is responsible for performing fair value measurements for financial instruments. The fair value measurement calculations are subject to review procedures and are performed in accordance with policies defined by the treasury committee.

Other fair value measurements are performed by the group’s finance department. Significant level 3 valuations are reviewed and approved by the finance, control and assurance committee in the relevant region on a by exception basis. Valuations falling into this category are usually immaterial.

22. Derivative financial instruments

Current derivative financial instruments

	2016			2015
	Notional value US$m	Assets US$m	Liabilities US$m	Notional value US$m	Assets US$m	Liabilities US$m
Fair value hedges
Interest rate swaps	1,500	16	(5)	700	11	-
Cash flow hedges
Forward foreign currency contracts	2,207	13	(43)	1,757	51	(30)
Cross currency swaps	212	89	-	492	208	-
Commodity contracts	103	1	(10)	97	3	(7)
Net investment hedges
Forward foreign currency contracts	1,534	4	(104)	2,080	109	(11)
Cross currency swaps	171	114	(2)	241	30	(2)
Held for trading
Interest rate swaps	1,000	15	(2)	-	-	-
Forward foreign currency contracts	1,509	27	(43)	1,439	51	(51)
Cross currency swaps	34	1	-	-	-	-
Commodity contracts	13	1	(4)	-	-	-

	8,283	281	(213)	6,806	463	(101)

Financing-related current derivative financial instruments amount to a net asset of US$125 million (2015: US$353 million).

Non-current derivative financial instruments

	2016			2015
	Notional value US$m	Assets US$m	Liabilities US$m	Notional value US$m	Assets US$m	Liabilities US$m
Fair value hedges
Interest rate swaps	3,916	347	(11)	3,504	289	(1)
Cash flow hedges
Forward foreign currency contracts	181	-	(2)	135	1	(1)
Cross currency swaps	210	99	-	420	206	-
Commodity contracts	64	-	(5)	45	2	(3)
Net investment hedges
Cross currency swaps	84	17	-	264	123	-
Held for trading
Interest rate swaps	600	24	(5)	1,600	64	(5)
Cross currency swaps	274	78	(2)	170	85	-
Commodity contracts	4	-	(1)	-	-	-

	5,333	565	(26)	6,138	770	(10)

Financing-related non-current derivative financial instruments amount to a net asset of US$547 million (2015: US$761 million).

Derivatives designated as hedging instruments

(i) Fair value hedges

The group has entered into interest rate swaps to pay floating and receive fixed interest which have been designated as fair value hedges to hedge exposure to changes in the fair value of its US dollar, euro and Australian dollar fixed rate borrowings. Borrowings are designated as the hedged item as part of the fair value hedge. The borrowings and the interest rate swaps have the same critical terms.

As at 31 March 2016 the carrying value of the hedged borrowings was US$5,782 million (2015: US$4,363 million).

SABMiller plc Notes to the consolidated financial statements (continued)

22. Derivative financial instruments (continued)

(ii) Cash flow hedges

The group has entered into forward exchange contracts designated as cash flow hedges to manage short-term foreign currency exposures to expected net operating costs including future trade imports and exports.

The group has entered into cross currency swaps designated as cash flow hedges to manage foreign currency exposures on interest payments.

The group has entered into commodity contracts designated as cash flow hedges to manage the future price of commodities. As at 31 March 2016 the notional amount of forward contracts for the purchase price of aluminium was US$128 million (2015: US$115 million), of corn was US$26 million (2015: US$21 million), of sugar was US$9 million (2015: US$4 million) and of diesel was US$4 million (2015: US$2 million).

The following table indicates the period in which the cash flows associated with derivatives that are cash flow hedges are expected to occur and impact the income statement.

	Carrying amount US$m	Expected cash flows US$m	Less than 1 year US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	Over 5 years US$m
At 31 March 2016
Forward foreign currency contracts	(32)	(62)	(56)	(6)	-	-
Commodity contracts	(14)	(18)	(13)	(5)	-	-
Cross currency swaps	188	193	88	(2)	(1)	108

	142	113	19	(13)	(1)	108

At 31 March 2015
Forward foreign currency contracts	21	7	8	(1)	-	-
Commodity contracts	(5)	(9)	(6)	(2)	(1)	-
Cross currency swaps	414	407	202	89	4	112

	430	405	204	86	3	112

(iii) Hedges of net investments in foreign operations

The group has entered into several forward foreign currency contracts and cross currency swaps which it has designated as hedges of net investments in its foreign subsidiaries in South Africa, the Czech Republic, Poland, Colombia and Peru to hedge the group’s exposure to foreign exchange risk on these investments, and in Australia in 2015 and 2014.

Analysis of notional amounts on derivative financial instruments designated as net investment hedges is as follows. Notional amounts have been translated to US dollars at the closing rate at 31 March.

	2016 US$m	2015 US$m
Forward foreign currency contracts:
Australian dollar	-	515
Colombian peso	455	439
Czech koruna	208	192
Peruvian nuevo sol	304	257
Polish zloty	189	164
South African rand	378	513
Cross currency swaps:
Czech koruna	160	297
Polish zloty	-	92
South African rand	95	116

	1,789	2,585

Held for trading derivative financial instruments

(i) Interest rate swaps

The group has entered into interest rate swaps to manage exposures to fluctuations in interest rates. The derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

(ii) Forward foreign currency contracts

The group has entered into forward foreign currency contracts to manage short-term foreign currency exposures to expected future trade imports and exports and to manage foreign currency exposures on intercompany loan balances. The derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

SABMiller plc Notes to the consolidated financial statements (continued)

22. Derivative financial instruments (continued)

(iii) Cross currency swaps

The group has entered into cross currency swaps to manage foreign currency exposures on intercompany loan balances. These derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

(iv) Commodity contracts

The group has entered into commodity contracts to manage the future price of commodities. These derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

Fair value (loss)/gain on financial instruments recognised in the income statement

	2016 US$m	2015 US$m
Derivative financial instruments:
Interest rate swaps	(37)	(39)
Interest rate swaps designated as fair value hedges	28	428
Forward foreign currency contracts	(117)	48
Fair value (loss)/gain on forward foreign currency contracts transferred from other comprehensive loss	(17)	8
Cross currency swaps	136	52
Cross currency swaps designated as fair value hedges	-	(5)
Ineffectiveness arising from cross currency swaps designated as net investment hedges	(5)	(7)
Other fair value losses	(1)	-

	(13)	485
Other financial instruments:
Early redemption costs (see note 4)	-	(48)
Other fair value gains	16	17
Non-current borrowings designated as the hedged item in a fair value hedge	(28)	(428)

Total fair value (loss)/gain on financial instruments recognised in the income statement	(25)	26

Fair value gains and losses on borrowings and financing-related derivative financial instruments were recognised as part of net finance costs. Fair value gains and losses on all other derivative financial instruments were recognised in operating profit.

23. Other financial instrument disclosures

Reconciliation of total financial instruments

The table below reconciles the group’s accounting categorisation of financial assets and liabilities (based on initial recognition) to the classes of assets and liabilities as shown on the face of the balance sheet.

	Fair value through income statement US$m	Loans and receivables US$m	Available for sale US$m	Financial liabilities held at amortised cost US$m	Not categorised as a financial instrument US$m	Total US$m	Non- current US$m	Current US$m
At 31 March 2016
Assets
Available for sale investments	-	-	19	-	-	19	19	-
Derivative financial instruments	846	-	-	-	-	846	565	281
Trade and other receivables	-	1,589	-	-	274	1,863	121	1,742
Cash and cash equivalents	-	1,430	-	-	-	1,430	-	1,430

Liabilities
Derivative financial instruments	(239)	-	-	-	-	(239)	(26)	(213)
Borrowings	-	-	-	(11,740)	-	(11,740)	(8,814)	(2,926)
Trade and other payables	-	-	-	(3,347)	(551)	(3,898)	(28)	(3,870)

SABMiller plc Notes to the consolidated financial statements (continued)

23. Other financial instrument disclosures (continued)

	Fair value through income statement US$m	Loans and receivables US$m	Available for sale US$m	Financial liabilities held at amortised cost US$m	Not categorised as a financial instrument US$m	Total US$m	Non- current US$m	Current US$m
At 31 March 2015
Assets
Available for sale investments	-	-	21	-	-	21	21	-
Derivative financial instruments	1,233	-	-	-	-	1,233	770	463
Trade and other receivables	-	1,541	-	-	296	1,837	126	1,711
Cash and cash equivalents	-	965	-	-	-	965	-	965

Liabilities
Derivative financial instruments	(111)	-	-	-	-	(111)	(10)	(101)
Borrowings	-	-	-	(12,544)	-	(12,544)	(10,583)	(1,961)
Trade and other payables	-	-	-	(3,173)	(573)	(3,746)	(18)	(3,728)

Offsetting financial assets and financial liabilities

The following table provides details of financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, or similar agreements.

	Gross amounts of financial assets US$m	Gross amounts of financial liabilities US$m	Net amounts recognised in the balance sheet US$m	Related amounts of financial instruments not set off in the balance sheet US$m	Net amount US$m
At 31 March 2016
Assets
Derivative financial instruments	846	-	846	(166)	680
Cash and cash equivalents	1,446	(16)	1,430	-	1,430

Liabilities
Borrowings	16	(11,756)	(11,740)	-	(11,740)
Derivative financial instruments	-	(239)	(239)	166	(73)

At 31 March 2015
Assets
Derivative financial instruments	1,233	-	1,233	(111)	1,122
Cash and cash equivalents	982	(17)	965	-	965

Liabilities
Borrowings	17	(12,561)	(12,544)	-	(12,544)
Derivative financial instruments	-	(111)	(111)	111	-

For the financial assets and liabilities subject to enforceable master netting arrangements or similar arrangements above, each party to the agreement will have the option to settle the amounts on a net basis in the event of default of the other party. A default event includes failure by a party to make a payment when due; failure by a party to perform any other obligation required by the agreement if such failure is not remedied within the periods defined in each contract; or bankruptcy.

The group holds other receivables and borrowings balances with the same financial counterparties. Where these arrangements meet the set-off rules under IFRS, the balances have been reported net on the balance sheet.

SABMiller plc Notes to the consolidated financial statements (continued)

24. Provisions

	Demerged entities and litigation US$m	Post- retirement benefits US$m	Taxation- related US$m	Restructuring US$m	Payroll- related US$m	Onerous contracts US$m	Other US$m	Total US$m
At 1 April 2014	113	246	216	82	55	109	62	883
Exchange adjustments	(17)	(51)	(14)	(14)	(9)	(15)	(5)	(125)
Charged/(credited) to the income statement
- Additional provision in year	6	27	14	29	8	7	10	101
- Amounts reversed	(5)	-	(29)	(7)	-	(8)	(16)	(65)
Utilised in the year	(6)	(24)	(4)	(17)	(9)	(33)	(12)	(105)
Remeasurements of defined benefit plans recorded in other comprehensive loss	-	7	-	-	-	-	-	7

At 31 March 2015	91	205	183	73	45	60	39	696
Exchange adjustments	(1)	(26)	(1)	(1)	(3)	(1)	-	(33)
Charged/(credited) to the income statement
- Additional provision in year	4	23	9	3	19	-	34	92
- Amounts reversed	(16)	-	(18)	(29)	-	-	(12)	(75)
Utilised in the year	(5)	(18)	(39)	(13)	(8)	(22)	(11)	(116)
Remeasurements of defined benefit plans recorded in other comprehensive loss	-	(5)	-	-	-	-	-	(5)
Transfers to trade and other payables	-	-	-	-	-	(15)	-	(15)

At 31 March 2016	73	179	134	33	53	22	50	544

Analysed as:							2016 US$m	2015 US$m
Current							270	358
Non-current							274	338

							544	696

Demerged entities and litigation

During the year ended 31 March 1998 the group recognised a provision of US$73 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2016 US$1 million (2015: US$1 million) of this provision was utilised in regard to costs associated with SAB Ltd’s previously disposed of remaining retail interests. The residual balance of US$4 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in previous annual reports, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd.

There are US$69 million (2015: US$85 million) of provisions in respect of outstanding litigation within various operations, based on management’s expectation that the outcomes of these disputes are expected to be resolved within the forthcoming four years.

While a provision for claims has been recorded, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the directors at this time. The further information ordinarily required by IAS 37, ‘Provisions, contingent liabilities and contingent assets’ has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the disputes.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa, for post-retirement medical and life insurance benefits for eligible employees and their dependants in Europe, medical and other benefits in Latin America, and pension provisions for employees primarily in Latin America, Asia Pacific and Europe. The principal assumptions on which these provisions are based are disclosed in note 30.

Taxation-related

The group has recognised various provisions in relation to taxation exposures it believes may arise. The provisions principally relate to non-corporate taxation and interest and penalties on corporate taxation in respect of a number of group companies. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

Restructuring

This includes the remaining provision for restructuring costs in Australia and Europe which are expected to be utilised over the course of the next three years.

Payroll-related

This principally relates to employee entitlement provisions of US$24 million (2015: US$23 million) in Asia Pacific and employee long service awards of US$13 million (2015: US$15 million) in South Africa.

SABMiller plc Notes to the consolidated financial statements (continued)

24. Provisions (continued)

Onerous contracts

This includes provisions for unfavourable supply contracts for malt, glass, aluminium cans and concentrated fruit juice for non-alcoholic beverages, as well as provisions for surplus property leases in Australia which management expects to be utilised within four years.

Other provisions

Included within other provisions are environmental provisions and other provisions. These are primarily expected to be utilised within four years.

25. Share capital

	2016 US$m	2015 US$m	2014 US$m
Group and company
Called up, allotted and fully paid share capital
1,679,641,620 ordinary shares of 10 US cents each (2015: 1,675,670,012, 2014: 1,672,647,930)	168	168	167
50,000 deferred shares of £1.00 each (2015 and 2014: 50,000)	-	-	-

	168	168	167

	Ordinary shares of 10 US cents each	Deferred shares of £1 each	Nominal value US$m
At 1 April 2013	1,669,731,799	50,000	167
Issue of shares - share incentive plans	2,916,131	-	-

At 31 March 2014	1,672,647,930	50,000	167
Issue of shares - share incentive plans	3,022,082	-	1

At 31 March 2015	1,675,670,012	50,000	168
Issue of shares - share incentive plans	3,971,608	-	-

At 31 March 2016	1,679,641,620	50,000	168

Changes to authorised share capital

With effect from 1 October 2009 the company adopted new articles of association which removed any previous limit on the authorised share capital. Directors are still limited as to the number of shares they can at any time allot because allotment authority continues to be required under the Companies Act 2006, save in respect of employee share plans.

Changes to issued share capital

During the year the company issued 3,971,608 (2015: 3,022,082, 2014: 2,916,131) new ordinary shares of 10 US cents to satisfy the exercise of options granted under the group’s share purchase, option and award schemes, for consideration of US$97 million (2015: US$62 million, 2014: US$54 million).

Rights and restrictions relating to share capital

Convertible participating shares

Convertible participating shares were originally issued to Altria as part of the Miller Brewing Company transaction in 2002 but were subsequently converted into ordinary shares. There are no convertible participating shares currently in issue. Altria is however entitled to require the company to convert its ordinary shares back into convertible participating shares so as to ensure that Altria’s voting shareholding does not exceed 24.99% of the total voting shareholding.

If Altria’s ordinary shares were converted into convertible participating shares, the convertible participating shares would rank pari passu with the ordinary shares of the company in relation to a distribution of the profits of the company and a return of capital. On a poll vote at general meetings of the company, Altria would be entitled to vote in respect of its convertible participating shares on the basis of one-tenth of a vote for every convertible participating share on all resolutions other than a resolution:

(i)	proposed by any person other than Altria, to wind up the company;
(ii)	proposed by any person other than Altria, to appoint an administrator or to approve any arrangement with the company’s creditors;
(iii)	proposed by the board, to sell all or substantially all of the undertaking of the company; or
(iv)	proposed by any person other than Altria, to alter any of the class rights attaching to the convertible participating shares or to approve the creation of any new class of shares,

in which case Altria would be entitled on a poll to vote on the resolution on the basis of one vote for each convertible participating share.

Conversion into ordinary shares

If Altria’s ordinary shares are converted into convertible participating shares, the provisions governing possible conversion back into ordinary shares would apply. These state that upon a transfer of convertible participating shares by Altria to any person other than to an affiliate of Altria, such convertible participating shares shall convert into ordinary shares. In addition, Altria is entitled to require the company to convert its convertible participating shares into ordinary shares in the event of a takeover offer for the company, or a third party acquiring more than a 24.99% voting shareholding, provided certain conditions are met.

The company must use its best endeavours to procure that the ordinary shares arising on conversion of the convertible participating shares are admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities, admitted to listing and trading on the JSE Ltd, and admitted to listing and trading on any other stock exchange upon which the ordinary shares are from time to time listed and traded, but no admission to listing or trading need be sought for the convertible participating shares while they remain convertible participating shares.

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

Deferred shares

The deferred shares do not carry any voting rights and do not entitle their holders to receive any dividends or other distributions. In the event of a winding up deferred shareholders would receive no more than the nominal value. Deferred shares represent the only non-equity share capital of the group.

Share-based incentives

The group operates various share incentive plans. The share incentives outstanding are summarised as follows.

Scheme	2016 Number	2015 Number	2014 Number
GBP share options	8,052,528	10,620,013	16,035,174
ZAR share options	4,511,775	7,301,172	10,108,718
GBP stock appreciation rights (SARs)	9,185,858	7,083,490	5,170,646
ZAR stock appreciation rights (SARs)	2,479,045	1,846,842	1,178,200
GBP performance share awards	6,502,184	6,289,875	6,802,427
GBP value share awards	13,611,179	11,269,028	11,297,444

Total share incentives outstanding[1]	44,342,569	44,410,420	50,592,609

1Total share incentives outstanding exclude shares relating to the BBBEE scheme.

Based on the total shareholder return (the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends) performance to 31 March 2016, only 858,391 of the theoretical maximum 13,611,179 GBP value share awards would vest.

Incentives involving 7,778,764 shares were granted, and 5,201,439 share incentives were exercised, released or lapsed after 31 March 2016 and before the date of signing of these financial statements.

The exercise prices of incentives outstanding at 31 March 2016 ranged from £0 to £35.64 and ZAR96.95 to ZAR651.00 (2015: £0 to £35.64 and ZAR96.95 to ZAR611.99, 2014: £0 to £33.30 and ZAR96.25 to ZAR527.49). The movement in share awards outstanding is summarised in the following tables.

GBP share options

GBP share options include share options granted under the Executive Share Option Plan 2008, the Approved Executive Share Option Plan 2008, the Executive Share Option (No.2) Scheme, the Approved Executive Share Option Scheme and the International Employee Share Scheme. No further grants can be made under the now closed Executive Share Option (No.2) Scheme, the Approved Executive Share Option Scheme, or the International Employee Share Scheme, although outstanding grants may still be exercised until they reach their expiry date.

	Number of options	Weighted average exercise price GBP	Weighted average fair value at grant date GBP
Outstanding at 1 April 2013	17,809,920	18.42	-
Granted	496,498	33.10	6.65
Lapsed	(308,467)	23.00	-
Exercised	(1,962,777)	13.76	-

Outstanding at 31 March 2014	16,035,174	19.36	-
Granted	240,700	33.13	5.62
Lapsed	(416,624)	23.47	-
Exercised	(5,239,237)	17.03	-

Outstanding at 31 March 2015	10,620,013	20.66	-
Granted	248,108	34.94	5.60
Lapsed	(490,200)	24.24	-
Exercised	(2,325,393)	18.02	-

Outstanding at 31 March 2016	8,052,528	21.64	-

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

ZAR share options

Share options designated in ZAR include share options granted under the South African Executive Share Option Plan 2008 and the Mirror Executive Share Purchase Scheme (South Africa). No further grants can be made under the Mirror Executive Share Purchase Scheme (South Africa), although outstanding grants may still be exercised until they reach their expiry date.

	Number of options	Weighted average exercise price ZAR	Weighted average fair value at grant date ZAR
Outstanding at 1 April 2013	12,939,245	248.38	-
Granted	644,300	511.07	133.13
Lapsed	(615,083)	332.30	-
Exercised	(2,859,744)	186.52	-

Outstanding at 31 March 2014	10,108,718	277.52	-
Lapsed	(242,037)	381.69	-
Exercised	(2,565,509)	224.27	-

Outstanding at 31 March 2015	7,301,172	292.77	-
Lapsed	(133,368)	389.06	-
Exercised	(2,656,029)	261.89	-

Outstanding at 31 March 2016	4,511,775	308.10	-

GBP SARs

GBP SARs include stock appreciation rights granted under the Stock Appreciation Rights Plan 2008 and the International Employee Stock Appreciation Rights Scheme. No further grants can be made under the now closed International Employee Stock Appreciation Rights Scheme, although outstanding grants may still be exercised until they reach their expiry date.

	Number of SARs	Weighted average exercise price GBP	Weighted average fair value at grant date GBP
Outstanding at 1 April 2013	1,955,529	11.39	-
Granted	3,807,632	33.29	6.67
Lapsed	(154,963)	27.69	-
Exercised	(437,552)	8.70	-

Outstanding at 31 March 2014	5,170,646	27.25	-
Granted	2,971,414	33.13	5.65
Lapsed	(537,598)	31.96	-
Exercised	(520,972)	13.91	-

Outstanding at 31 March 2015	7,083,490	30.34	-
Granted	3,033,727	34.94	5.55
Lapsed	(377,901)	33.44	-
Exercised	(553,458)	16.90	-

Outstanding at 31 March 2016	9,185,858	32.54	-

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

ZAR SARs

ZAR SARs include stock appreciation rights granted under the South African Stock Appreciation Rights Sub-Plan 2008.

	Number of SARs	Weighted average exercise price ZAR	Weighted average fair value at grant date ZAR
Outstanding at 1 April 2013	-	-	-
Granted	1,209,900	527.49	140.05
Lapsed	(31,700)	527.49	-

Outstanding at 31 March 2014	1,178,200	527.49	-
Granted	824,378	590.38	160.13
Lapsed	(133,946)	554.28	-
Exercised	(21,790)	578.78	-

Outstanding at 31 March 2015	1,846,842	553.02	-
Granted	841,690	651.00	170.09
Lapsed	(192,787)	569.99	-
Exercised	(16,700)	550.64	-

Outstanding at 31 March 2016	2,479,045	584.98	-

GBP performance share awards

GBP performance share awards include awards made under the Executive Share Award Plan 2008, the Performance Share Award Scheme and the International Performance Share Award Sub-Scheme. No further awards can be made under the Performance Share Award Scheme and the International Performance Share Award Sub-Scheme, although outstanding awards remain and will vest, subject to the achievement of their respective performance conditions on their vesting date.

	Number of awards	Weighted average exercise price GBP	Weighted average fair value at grant date GBP
Outstanding at 1 April 2013	7,505,723	-	-
Granted	2,102,870	-	30.86
Lapsed	(483,188)	-	-
Released to participants	(2,322,978)	-	-

Outstanding at 31 March 2014	6,802,427	-	-
Granted	2,148,339	-	30.81
Lapsed	(1,455,340)	-	-
Released to participants	(1,205,551)	-	-

Outstanding at 31 March 2015	6,289,875	-	-
Granted	3,057,295	-	34.18
Lapsed	(2,840,638)	-	-
Released to participants	(4,348)	-	-

Outstanding at 31 March 2016	6,502,184	-	-

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

GBP value share awards

The 3,167,663 (2015: 3,295,212, 2014: 3,606,720) value share awards granted during the year ended 31 March 2016 represent the theoretical maximum number of awards that could possibly vest in the future, although in practice it is extremely unlikely that this number of awards would be released.

	Number of value shares (per £10 million of additional value)	Theoretical maximum shares at cap	Weighted average exercise price GBP	Weighted average fair value at grant date GBP
Outstanding at 1 April 2013	3,400	11,721,564	-	-
Granted	680	3,606,720	-	11.84
Lapsed	(220)	(3,109,297)	-	-
Released to participants	(1,012)	(921,543)	-	-

Outstanding at 31 March 2014	2,848	11,297,444	-	-
Granted	680	3,295,212	-	8.18
Lapsed	(368)	(3,011,712)	-	-
Released to participants	(485)	(311,916)	-	-

Outstanding at 31 March 2015	2,675	11,269,028	-	-
Granted	563	3,167,663	-	6.84
Lapsed	-	(705,472)	-	-
Released to participants	(148)	(120,040)	-	-

Outstanding at 31 March 2016	3,090	13,611,179	-	-

Of the value share awards released, 37,503 (2015: 328,554, 2014: 384,684) shares were deferred and remain subject to a risk of forfeiture.

Outstanding share incentives

The following table summarises information about share incentives outstanding at 31 March.

Range of exercise prices	Number 2016	Weighted average remaining contractual life in years 2016	Number 2015	Weighted average remaining contractual life in years 2015	Number 2014	Weighted average remaining contractual life in years 2014
GBP share options
£6 - £7	-	-	-	-	2,900	0.1
£8 - £9	-	-	7,650	0.1	407,721	1.1
£9 - £10	-	-	12,500	3.6	72,500	4.6
£10 - £11	58,150	2.1	439,100	1.8	734,900	2.5
£11 - £12	359,543	1.1	535,643	2.1	958,936	3.1
£12 - £13	1,226,071	2.8	1,637,418	3.8	2,857,346	4.8
£17 - £18	-	-	-	-	3,500	5.6
£19 - £20	1,249,098	4.2	1,544,924	5.2	2,472,347	6.2
£20 - £21	23,200	4.7	23,200	5.7	23,200	6.7
£22 - £23	1,803,948	5.2	2,112,785	6.2	3,647,746	7.2
£23 - £24	2,385,125	6.2	3,545,118	7.2	4,276,980	8.2
£25 - £26	-	-	-	-	13,400	7.9
£28 - £29	35,400	6.7	67,739	7.7	69,100	8.7
£31 - £32	3,804	7.7	3,804	8.7	3,804	9.7
£33 - £34	662,112	7.5	688,280	8.5	490,794	9.2
£34 - £35	244,225	9.2	-	-	-	-
£35 - £36	1,852	8.7	1,852	9.7	-	-

	8,052,528	5.1	10,620,013	5.8	16,035,174	6.3

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

Outstanding	share incentives (continued)

Range of exercise prices	Number 2016	Weighted average remaining contractual life in years 2016	Number 2015	Weighted average remaining contractual life in years 2015	Number 2014	Weighted average remaining contractual life in years 2014
ZAR share options
R90 - R100	-	-	13,000	0.1	196,300	0.9
R120 - R130	-	-	201,243	1.0	365,513	2.0
R140 - R150	278,900	2.2	426,900	3.2	617,800	4.3
R150 - R160	82,300	3.1	307,450	3.9	328,200	4.9
R160 - R170	93,000	1.1	126,950	2.1	235,650	3.1
R180 - R190	307,150	1.9	450,600	2.9	721,700	3.9
R210 - R220	425,500	3.8	723,400	4.8	979,300	5.8
R220 - R230	486,900	4.7	719,200	5.7	1,043,900	6.7
R250 - R260	141,100	5.2	256,350	6.2	485,000	7.2
R290 - R300	771,501	5.7	1,216,459	6.7	1,936,235	7.7
R310 - R320	255,650	6.2	485,300	7.2	583,700	8.2
R400 - R410	1,169,474	6.7	1,845,320	7.7	2,006,120	8.7
R510 - R520	500,300	7.2	529,000	8.2	609,300	9.2

	4,511,775	5.2	7,301,172	6.0	10,108,718	6.7

GBP SARs
£6 - £7	-	-	-	-	12,334	0.1
£8 - £9	-	-	2,000	0.1	250,768	1.1
£9 - £10	-	-	-	-	2,275	4.6
£10 - £11	11,167	0.3	248,625	1.1	306,359	2.1
£11 - £12	249,918	1.1	354,751	2.1	426,451	3.1
£12 - £13	194,501	2.3	256,968	3.3	306,627	4.3
£13 - £14	8,700	1.6	8,700	2.6	8,700	3.6
£19 - £20	37,300	4.2	40,000	5.2	44,500	6.2
£22 - £23	43,600	5.2	46,600	6.2	61,600	7.2
£23 - £24	48,000	6.2	53,100	7.2	58,100	8.2
£31 - £32	20,196	7.7	31,496	8.7	31,496	9.7
£33 - £34	5,601,273	7.6	6,011,659	8.6	3,661,436	9.2
£34 - £35	2,949,105	9.2	7,493	9.9	-	-
£35 - £36	22,098	8.7	22,098	9.7	-	-

	9,185,858	7.8	7,083,490	7.8	5,170,646	7.5

ZAR SARs
R520 - R530	985,000	7.7	1,097,800	8.7	1,178,200	9.7
R580 - R590	677,488	8.2	732,556	9.2	-	-
R610 - R620	16,486	8.7	16,486	9.7	-	-
R650 - R660	800,071	9.2	-	-	-	-

	2,479,045	8.3	1,846,842	8.9	1,178,200	9.7

GBP performance share awards
£0	6,502,184	1.5	6,289,875	1.2	6,802,427	1.3

GBP value share awards
£0	13,611,179	1.7	11,269,028	2.2	11,297,444	3.1

Total share incentives outstanding	44,342,569	4.3	44,410,420	4.7	50,592,609	5.2

SABMiller plc Notes to the consolidated financial statements (continued)

25.  Share capital (continued)

Exercisable share incentives

The following table summarises information about exercisable share incentives outstanding at 31 March.

	Number 2016	Weighted average exercise price 2016	Number 2015	Weighted average exercise price 2015	Number 2014	Weighted average exercise price 2014
GBP share options	6,772,525	19.93	6,106,401	17.28	7,860,114	14.90

ZAR share options	4,029,175	283.79	4,503,152	221.77	4,582,263	185.88

GBP SARs	689,386	16.89	1,053,044	14.36	1,369,214	11.39

ZAR SARs	34,100	567.08	11,500	545.96	1,200	527.49

Share incentives exercised or released

The weighted average market prices of the group’s shares at the date of exercise or release for share incentives exercised or released during the year were as follows.

	Number 2016	Weighted average market price 2016	Number 2015	Weighted average market price 2015	Number 2014	Weighted average market price 2014
Share incentives designated in GBP	3,003,239	37.69	7,277,676	34.46	5,644,850	31.53
Share incentives designated in ZAR	2,672,729	807.93	2,587,299	618.50	2,859,744	512.29

Total share incentives exercised or released during the year	5,675,968		9,864,975		8,504,594

Broad-Based Black Economic Empowerment (BBBEE) scheme

On 9 June 2010 the initial allocation of participation rights was made in relation to the BBBEE scheme in South Africa. A total of 46.2 million new shares in The South African Breweries (Pty) Ltd (SAB), representing 8.45% of SAB’s enlarged issued share capital, were issued. The shares in SAB will be exchanged at the end of the estimated 10-year scheme term for shares in SABMiller plc based on a repurchase formula linked, inter alia, to the operating performance of SAB. No performance conditions and exercise prices are attached to these shares, although the employee component has a four-year vesting period. The weighted average fair value of each SAB share at the grant date was ZAR40.

Weighted average fair value assumptions

The fair value of services received in return for share awards granted is measured by reference to the fair value of share awards granted. The estimate of the fair value of the services received is measured based on a binomial model approach except for the awards under Performance Share Award schemes, the Executive Share Award Plan 2008 (including value share awards) and the BBBEE scheme which have been valued using Monte Carlo simulations.

The Monte Carlo simulation methodology is necessary for valuing share-based payments with total shareholder return (the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends) performance hurdles. This is achieved by projecting SABMiller plc’s share price forwards, together with those of companies in the same comparator group, over the vesting period and/or life of the awards after considering their respective volatilities.

The following weighted average assumptions were used in these option pricing models during the year.

	2016	2015	2014
Share price¹
- South African share option scheme (ZAR)	645.35	583.97	512.06
- All other schemes (£)	35.27	32.77	33.09
Exercise price¹
- South African share option scheme (ZAR)	651.00	590.36	521.78
- All other schemes (£)	12.07	12.18	14.32
Expected volatility (all schemes)² (%)	21.3	21.3	25.3
Dividend yield (all schemes) (%)	2.1	2.1	2.3
Annual forfeiture rate
- South African share option scheme (%)	5.0	5.0	5.0
- All other schemes (%)	3.0	3.0	3.0
Risk-free interest rate
- South African share option scheme (%)	7.2	7.5	6.9
- All other schemes (%)	1.3	1.7	0.8

¹ The calculation is based on the weighted fair value of issues made during the year.

² Expected volatility is calculated by assessing the historical share price data in the United Kingdom and South Africa from seven years prior to the grant date.

SABMiller plc Notes to the consolidated financial statements (continued)

26.  Retained earnings and other reserves

a. Retained earnings

	Treasury and EBT shares US$m	Retained earnings US$m	Total US$m
At 1 April 2013	(643)	14,353	13,710
Profit for the year	-	3,381	3,381
Other comprehensive income	-	54	54

Remeasurements of defined benefit plans taken to other comprehensive income	-	22	22
Share of associates’ and joint ventures’ other comprehensive income	-	45	45
Deferred tax charge on items taken to other comprehensive income	-	(13)	(13)

Dividends paid	-	(1,640)	(1,640)
Utilisation of merger relieve reserve	-	265	265
Buyout of non-controlling interests	-	(5)	(5)
Payment for purchase of own shares for share trusts	(79)	-	(79)
Utilisation of treasury and EBT shares	63	(42)	21
Credit entry relating to share-based payments	-	178	178

At 31 March 2014	(659)	16,544	15,885
Profit for the year	-	3,299	3,299
Other comprehensive loss	-	(153)	(153)

Remeasurements of defined benefit plans taken to other comprehensive loss	-	(7)	(7)
Share of associates’ and joint ventures’ other comprehensive loss	-	(216)	(216)
Deferred tax credit on items taken to other comprehensive loss	-	70	70

Dividends paid	-	(1,705)	(1,705)
Utilisation of merger relieve reserve	-	358	358
Share of associates’ and joint ventures’ other reserves moves	-	(6)	(6)
Payment for purchase of own shares for share trusts	(146)	-	(146)
Utilisation of treasury and EBT shares	125	(28)	97
Credit entry relating to share-based payments	-	117	117

At 31 March 2015	(680)	18,426	17,746
Profit for the year	-	2,699	2,699
Other comprehensive income	-	48	48
Remeasurements of defined benefit plans taken to other comprehensive income	-	5	5
Share of associates’ and joint ventures’ other comprehensive income	-	72	72
Deferred tax charge on items taken to other comprehensive income	-	(29)	(29)

Dividends paid	-	(1,860)	(1,860)
Utilisation of merger relieve reserve	-	335	335
Share of associates’ and joint ventures’ other reserves moves	-	2	2
Payment for purchase of own shares for share trusts	(149)	-	(149)
Utilisation of treasury and EBT shares	28	(12)	16
Transfer between reserves	-	78	78
Credit entry relating to share-based payments	-	90	90

At 31 March 2016	(801)	19,806	19,005

Treasury and EBT shares reserve

On 26 February 2009 77,368,338 SABMiller plc non-voting convertible shares were converted into ordinary shares and then acquired by the company to be held as treasury shares. While the purchase price for each share was £10.54, the whole amount of the consideration was paid between group companies. During 2016 1,041,915 treasury shares (2015: 3,320,906 shares, 2014: 1,345,165 shares) were used to directly satisfy share awards and 1,426 treasury shares were transferred to the ESPP Trust (ESPPT). As at 31 March 2016 a total of 58,258,926 shares (2015: 59,302,267 shares, 2014: 66,123,173 shares) were held in treasury.

There are three employee benefit trusts currently in operation, being the SABMiller Employees’ Benefit Trust (the EBT), the ESPPT and the SABMiller Associated Companies’ Employees’ Benefit Trust (the AC-EBT). The EBT holds shares in SABMiller plc for the purposes of the various executive share incentive plans. At 31 March 2016 the EBT held 11,476,675 shares (2015: 8,997,945 shares, 2014: 6,833,632 shares) which cost US$357 million (2015: US$228 million, 2014: US$152 million) and had a market value of US$701 million (2015: US$471 million, 2014: US$341 million). These shares have been treated as a deduction in arriving at shareholders’ funds. The EBT used funds provided by SABMiller plc to purchase such of the shares as were purchased in the market. The costs of funding and administering the scheme are charged to the income statement in the period to which they relate.

SABMiller plc Notes to the consolidated financial statements (continued)

26.  Retained earnings and other reserves (continued)

The AC-EBT holds shares in SABMiller plc for the purposes of providing share incentives for employees of companies in which SABMiller has a significant economic and strategic interest but over which it does not have management control. At 31 March 2016 the AC-EBT did not hold any shares (2015 and 2014: none). The costs of funding and administering the scheme are charged to the income statement in the period to which they relate.

Shares currently held in each EBT rank pari passu with all other ordinary shares, but in both cases the trustees have elected to waive dividends and decline from voting shares, except in circumstances where they may be holding shares beneficially owned by a participant. There were no beneficially owned shares in either EBT as at 31 March 2016 (2015 and 2014: nil).

The ESPPT holds shares in SABMiller plc for the benefit of participants in the UK Employee Share Purchase Plan which is a UK broad-based share incentive plan that was established and operated for the first time during the year. At 31 March 2016 the ESPPT held 1,426 matching shares which were transferred from treasury shares during the year. These shares have been treated as a deduction in arriving at shareholders’ funds. Shares currently held in the ESPPT rank pari passu with all other ordinary shares. The costs of funding and administering the scheme are charged to the income statement in the period to which they relate.

b. Other reserves

The analysis of other reserves is as follows.

	Foreign currency translation reserve US$m	Cash flow hedging reserve US$m	Net investment hedging reserve US$m	Available for sale reserve US$m	Total US$m
At 1 April 2013	1,624	(26)	(278)	8	1,328
Currency translation differences	(2,267)	-	-	-	(2,267)
Net investment hedges	-	-	102	-	102
Cash flow hedges	-	34	-	-	34
Deferred tax on items taken to other comprehensive income	-	1	-	-	1
Share of associates’ and joint ventures’ other comprehensive income/(loss)	104	2	-	(6)	100

At 31 March 2014	(539)	11	(176)	2	(702)
Currency translation differences	(5,308)	-	-	-	(5,308)
Net investment hedges	-	-	608	-	608
Cash flow hedges	-	30	-	-	30
Deferred tax on items taken to other comprehensive loss	-	(3)	-	-	(3)
Share of associates’ and joint ventures’ other comprehensive loss	(79)	(3)	-	-	(82)

At 31 March 2016	(5,926)	35	432	2	(5,457)
Currency translation differences	(1,176)	-	-	-	(1,176)
Net investment hedges	-	-	88	-	88
Cash flow hedges	-	(64)	-	-	(64)
Transfer between reserves	(78)	-	-	-	(78)
Deferred tax on items taken to other comprehensive income	-	18	-	-	18
Share of associates’ and joint ventures’ other comprehensive loss	(54)	(35)	-	-	(89)

At 31 March 2016	(7,234)	(46)	520	2	(6,758)

Foreign currency translation reserve

The foreign currency translation reserve comprises all translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates.

SABMiller plc Notes to the consolidated financial statements (continued)

27a.  Reconciliation of profit for the year to net cash generated from operations

	2016 US$m	2015 US$m	2014 US$m
Profit for the year	2,922	3,557	3,650
Taxation	1,152	1,273	1,173
Share of post-tax results of associates and joint ventures	(1,126)	(1,083)	(1,226)
Net finance costs	506	637	645

Operating profit	3,454	4,384	4,242
Depreciation:
- Property, plant and equipment	538	602	621
- Containers	205	219	233
Container breakages, shrinkages and write-offs	41	57	80
Profit on disposal of businesses	-	(45)	(72)
Profit on disposal of available for sale investments	-	(1)	-
Profit on disposal of investments in associates	-	(403)	-
(Gain)/loss on dilution of investment in associates	-	(2)	18
Profit on disposal of property, plant and equipment	(34)	(18)	(17)
Loss on disposal of intangibles	2	-	-
Amortisation of intangible assets	352	410	427
Impairment of goodwill	-	286	-
Impairment of intangible assets	-	6	8
Impairment of property, plant and equipment	7	73	52
Impairment of investment in associate	372	-	-
Impairment of working capital balances	44	68	55
Amortisation of advances to customers	34	35	40
Unrealised net fair value losses/(gains) on derivatives included in operating profit	20	(15)	(8)
Dividends received from other investments	-	(1)	(1)
Charge with respect to share options	83	112	141
Charge with respect to Broad-Based Black Economic Empowerment scheme	7	5	13
Other non-cash movements	(70)	(92)	(155)

Net cash generated from operations before working capital movements	5,055	5,680	5,677
Increase in inventories	(112)	(30)	(73)
(Increase)/decrease in trade and other receivables	(204)	(218)	128
Increase in trade and other payables	422	396	113
Decrease in provisions	(41)	(13)	(89)
(Decrease)/increase in post-retirement benefit provisions	(4)	(3)	14

Net cash generated from operations	5,116	5,812	5,770

27b. Reconciliation of net cash generated from operating activities to free cash flow

	2016 US$m	2015 US$m	2014 US$m
Net cash generated from operating activities	3,415	3,722	3,431
Purchase of property, plant and equipment	(1,210)	(1,394)	(1,401)
Proceeds from sale of property, plant and equipment	74	68	70
Purchase of intangible assets	(103)	(178)	(84)
Investments in joint ventures	(301)	(216)	(188)
Investments in associates	(4)	(3)	(199)
Dividends received from joint ventures	998	976	903
Dividends received from associates	253	430	224
Dividends received from other investments	-	1	1
Dividends paid to non-controlling interests	(153)	(173)	(194)

Free cash flow	2,969	3,233	2,563

SABMiller plc Notes to the consolidated financial statements (continued)

27c. Analysis of net debt

Cash and cash equivalents on the balance sheet are reconciled to cash and cash equivalents on the cash flow statement as follows.

	2016 US$m	2015 US$m
Cash and cash equivalents (balance sheet)	1,430	965
Overdrafts	(159)	(215)

Cash and cash equivalents (cash flow statement)	1,271	750

Net debt is analysed as follows.

	Cash and cash equivalents (excluding overdrafts) US$m	Overdrafts US$m	Borrowings US$m	Derivative financial instruments US$m	Finance leases US$m	Gross debt US$m	Net debt US$m
At 1 April 2014	2,081	(213)	(16,783)	663	(51)	(16,384)	(14,303)
Exchange adjustments	(157)	40	713	(51)	6	708	551
Principal-related cash flows	(959)	(42)	3,819	(243)	10	3,544	2,585
Other movements	-	-	(25)	745	(18)	702	702

At 31 March 2015	965	(215)	(12,276)	1,114	(53)	(11,430)	(10,465)
Exchange adjustments	(134)	19	27	4	4	54	(80)
Principal-related cash flows	598	37	783	(547)	10	283	881
Acquisitions - through business combinations	1	-	(7)	-	(3)	(10)	(9)
Other movements	-	-	(47)	101	(19)	35	35

At 31 March 2016	1,430	(159)	(11,520)	672	(61)	(11,068)	(9,638)

27d.	Major non-cash transactions

2016

Major non-cash transactions in the year included the following.

Impairments relating to the group’s investment in Castel’s operations in Angola and property, plant and equipment in South Sudan.

The loan guarantee provision in Angola.

The release of provisions following the successful resolution of certain claims in Australia.

Accelerated depreciation incurred in relation to the closure of MillerCoors’ Eden brewery.

The group’s share of the gain realised on the change of control arising from Castel’s acquisition of further interests in its Tunisian operation.

2015

Major non-cash transactions in the year included the following.

Impairment charges relating to the group’s business in India in Asia Pacific and the group’s share of the impairment charges taken by Anadolu Efes in relation to its beer businesses in Russia and Ukraine. Additionally, impairment charges in Australia relating to the pending closure of the Campbelltown cidery and Port Melbourne brewery.

Additional profit realised on the disposal of the group’s Angolan operations in Africa in 2012.

The recycling of foreign currency translation reserves following the repayment of an intercompany loan.

2014

Major non-cash transactions in the year included the following.

Additional profit realised on the disposal of the group’s Angolan operations in Africa in 2012.

Broad-Based Black Economic Empowerment (BBBEE) related charges in South Africa, including share-based payment charges in relation to the employee component of the BBBEE scheme, together with the loss on the dilution of the group’s investment in its associate Distell Group Ltd as a result of the exercise of share options issued as part of its BBBEE scheme.

Impairment charges relating to the closure of the Warnervale brewery and the cessation of the Bluetongue brand.

28. Acquisitions and disposals

Acquisitions

In June 2015, the group acquired 100% of Meantime Brewing Company Ltd, a modern UK craft brewer, with a brewery in Greenwich, London and a number of retail sites for consideration of US$191 million net of cash acquired. The business combination has been accounted for using the acquisition method.

SABMiller plc Notes to the consolidated financial statements (continued)

29.  Commitments, contingencies and guarantees

a. Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases at 31 March are as follows.

	2016 US$m	2015 US$m
Land and buildings
Within one year	66	67
Later than one year and less than five years	78	134
After five years	18	24

	162	225

Plant, vehicles and systems
Within one year	42	43
Later than one year and less than five years	59	79
After five years	3	11

	104	133

b. Other commitments

	2016 US$m	2015 US$m
Capital commitments not provided in the financial information
Contracts placed for future expenditure for property, plant and equipment	190	151
Contracts placed for future expenditure for intangible assets	1	1
Share of capital commitments of joint ventures	65	66

Other commitments not provided in the financial information
Contracts placed for future expenditure	1,294	1,799
Share of joint ventures’ other commitments	512	390

Contracts placed for future expenditure in 2016 primarily relate to minimum purchase commitments for raw materials and packaging materials, which are principally due between 2016 and 2021.

The group’s share of joint ventures’ other commitments primarily relate to MillerCoors’ various long-term non-cancellable advertising and promotion commitments.

c. Contingent liabilities and guarantees

	2016 US$m	2015 US$m
Guarantees to third parties¹	11	9
Other contingent liabilities	6	6

	17	15

1 Guarantees to third parties

These primarily relate to guarantees given by Grolsch and Nile Breweries Ltd to banks in relation to loans taken out by trade customers and suppliers respectively, and by SABMiller plc in relation to loans taken out by non-controlling interests in Ethiopia.

Other

SABMiller and Altria entered into a tax matters agreement (the Agreement) on 30 May 2002 to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group’s financial position, except insofar as already provided in the consolidated financial statements.

The group has exposures to various environmental risks. Although it is difficult to predict the group’s liability with respect to these risks, future payments, if any, would be expected to be made over a period of time in amounts that would not be material to the group’s financial position, except insofar as already provided in the consolidated financial statements.

As a result of the AB InBev offer, the group has various commitments which are contingent on the completion of the transaction, including advisers’ fees and staff-related costs, principally reflecting the impact of accelerated vesting of share-based compensation. These contingent liabilities, which have not been recognised in the group’s results for the year ended 31 March 2016, are estimated to range from US$250 million to US$300 million.

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits

The group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes’ assets are held independently of the group’s finances. The assets of the schemes do not include any of the group’s own financial instruments, nor any property occupied by or other assets used by the group. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. Generally, the projected unit method is applied to measure the defined benefit scheme liabilities.

The group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa, the Netherlands and Latin America.

The total pension and post-retirement medical benefit costs recognised in the income statement are as follows.

	2016 US$m	2015 US$m	2014 US$m
Defined contribution scheme costs	89	98	106
Defined benefit pension plan costs	18	19	11
Post-retirement medical and other benefit costs	5	8	7

The amounts recognised in the balance sheet are determined as follows.
	2016 US$m	2015 US$m	2014 US$m
Portion of defined benefit obligation that is partly or wholly funded	(405)	(405)	(405)
Fair value of plan assets	476	457	479

Surplus of funded plans	68	52	74
Impact of asset ceiling	(73)	(57)	(78)

Deficit of funded plans	(5)	(5)	(4)
Portion of defined benefit obligation that is unfunded	(109)	(124)	(155)
Medical and other post-retirement benefits	(65)	(76)	(87)

Provisions for defined benefit plans	(179)	(205)	(246)

Accruals for defined contribution plans	(4)	(4)	(4)

The group operates various defined contribution and defined benefit schemes. Details of the main defined benefit schemes are provided below.

Latin America pension plans

The group operates a number of pension plans throughout Latin America. Details of the major plan are provided below.

The Colombian Labour Code Pension Plan is an unfunded plan of the defined benefit type and covers all salaried and hourly employees in Colombia who are not covered by social security or who have at least 10 years of service prior to 1 January 1967. The plan is financed entirely through company reserves and there are no external assets. The most recent actuarial valuation of the Colombian Labour Code Pension Plan was carried out by independent professionally qualified actuaries at 28 February 2016 using the projected unit credit method. All salaried employees are now covered by social security or private pension fund provisions. The principal economic assumptions used in the preparation of the pension valuations are shown below and take into consideration changes in the Colombian economy.

Grolsch pension scheme

The Grolsch pension scheme, named Stichting Pensioenfonds van de Grolsche Bierbrouwerij, is a funded plan of the defined benefit type, based on average salary with assets held in separately administered funds. The pension scheme is managed through a separate entity with its own board. The latest valuation of the Grolsch pension scheme was carried out at 31 March 2016 by an independent actuary using the projected unit credit method.

Carlton & United Breweries pension scheme

The Carlton & United Breweries pension scheme is a superannuation fund that provides accumulation style and defined benefits to employees. The company funds the defined benefits, administration and insurance costs of the scheme as a benefit to employees who elect to be members of this scheme. The board of trustees is responsible for the governance of the scheme on behalf of the members. The latest actuarial valuation of the Carlton & United Breweries pension scheme was carried out at 30 June 2014 by an independent actuary using the projected unit credit method. The valuation update for the scheme was carried out at 31 March 2016 by an independent actuary. The defined benefits section is now closed to new members.

South Africa pension schemes

The group operates a number of pension schemes throughout South Africa. Details of the major schemes are provided below.

The ABI Pension Fund, Suncrush Pension Fund and Suncrush Retirement Fund are funded schemes of the defined benefit type based on average salary with assets held in separately administered funds. The governance of the schemes is the responsibility of the boards of trustees on behalf of the members, subject to the provisions of local legislation and the rules for each scheme.

The ABI Pension Fund no longer has any active or pensioner members. There are surplus assets remaining in the scheme that will be distributed to former members.

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

South	Africa pension schemes (continued)

The Suncrush Pension Fund has pensioners where the pension liabilities have been outsourced to an insurance provider. The trustees have made a provision in the fund rules for the active members such that benefits will be paid to members on exit for their benefits valued as at 1 July 2005. No further benefits are being accrued for active members.

The Suncrush Retirement Fund has no liabilities and is in the process of being closed down.

Risks

The most significant risks the group is exposed to through its defined benefit pension plans and post-employment medical plans are as follows.

Volatility of investment returns

Those schemes that hold assets are exposed to volatility in investment returns on those assets, which may be higher or lower than the assumed expected return on those assets. Asset mix is varied for each individual scheme to ensure investment volatility risk is appropriately managed.

Salary, pension and healthcare cost inflation risk

Scheme liabilities for the defined benefit pension and post-retirement medical plans are calculated based on assumed rates of salary, pension and/or healthcare cost inflation. Increases in these inflation rates will lead to higher liabilities.

Change in discount rate

A decrease in corporate bond yields results in a decrease in the discount rate and therefore an increase in plan liabilities. This will be partially offset by an increase in value of plan assets where the scheme holds bonds.

Mortality rates

The majority of the group’s obligations to provide benefits under both the defined benefit pension plans and medical and other post-retirement benefits are for the life of the member. Increases in life expectancy will result in increases in the scheme liabilities associated with the schemes. The group ensures mortality rate assumptions incorporated in the actuarial calculations of the present value of scheme liabilities are from reliable sources.

Principal actuarial assumptions at 31 March (expressed as weighted averages)

		Defined benefit pension plans			Medical and other post- retirement benefits
		Latin America	Grolsch	Other	South Africa	Other
At 31 March 2016
Discount rate (%)		8.5	2.1	2.8	10.2	7.1
Salary inflation (%)		4.3	1.0	2.5	-	-
Pension inflation (%)		4.3	0.7	2.7	-	-
Healthcare cost inflation (%)		-	-	-	9.1	4.0
Mortality rate assumptions
- Retirement age:	Males	56	67	65	63	59
	Females	52	67	65	63	55
- Life expectations on retirement age:
Retiring today:	Males	30	22	15	16	27
	Females	38	24	19	20	34
Retiring in 20 years:	Males	30	24	15	16	27
	Females	38	26	19	20	34

At 31 March 2015
Discount rate (%)		6.9	1.9	2.4	8.0	6.0
Salary inflation (%)		3.0	1.0	2.6	-	-
Pension inflation (%)		3.0	0.7	3.2	-	-
Healthcare cost inflation (%)		-	-	-	7.1	2.9
Mortality rate assumptions
- Retirement age:	Males	56	67	65	63	58
	Females	51	67	65	63	55
- Life expectations on retirement age:
Retiring today:	Males	23	21	15	16	22
	Females	32	24	20	20	29
Retiring in 20 years:	Males	23	24	16	16	22
	Females	32	26	20	20	29

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

		Defined benefit pension plans			Medical and other post- retirement benefits
		Latin America	Grolsch	Other	South Africa	Other
At 31 March 2014
Discount rate (%)		6.9	3.4	4.5	9.9	6.4
Salary inflation (%)		3.0	2.0	3.4	-	-
Pension inflation (%)		3.0	0.7	3.7	-	-
Healthcare cost inflation (%)		-	-	-	8.7	3.0
Mortality rate assumptions
- Retirement age:	Males	55	65	62	63	58
	Females	51	65	60	63	54
- Life expectations on retirement age:
Retiring today:	Males	26	21	19	16	25
	Females	35	24	23	19	32
Retiring in 20 years:	Males	26	23	19	17	25
	Females	35	25	23	20	32

The movement in the defined benefit pension plan liabilities are as follows.

	Defined benefit pension plans
	Latin America	Grolsch			Other			Total
	Present value of scheme liabilities US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m
At 1 April 2013	(181)	(298)	377	79	(93)	76	(17)	(572)	453	(119)
Benefits paid	16	11	(11)	-	5	(5)	-	32	(16)	16
Contributions paid by plan participants	-	(3)	-	(3)	-	-	-	(3)	-	(3)
Employer contributions	-	-	10	10	-	3	3	-	13	13
Current service cost	(1)	(3)	-	(3)	(3)	-	(3)	(7)	-	(7)
Past service credit	-	6	-	6	-	-	-	6	-	6
Interest (costs)/income	(9)	(12)	14	2	(2)	3	1	(23)	17	(6)
Remeasurements:	23	(17)	(10)	(27)	5	2	7	11	(8)	3
- Return on plan assets, excluding amounts included in interest income	-	-	(10)	(10)	-	-	-	-	(10)	(10)
- Gain from change in demographic assumptions	8	-	-	-	-	-	-	8	-	8
- Gain/(loss) from change in financial assumptions	11	(20)	-	(20)	2	-	2	(7)	-	(7)
- Experience gains	4	3	-	3	3	2	5	10	2	12
Exchange adjustments	11	(22)	28	6	7	(8)	(1)	(4)	20	16

At 31 March 2014	(141)	(338)	408	70	(81)	71	(10)	(560)	479	(81)

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

	Defined benefit pension plans
	Latin America	Grolsch			Other			Total
	Present value of scheme liabilities US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m
At 31 March 2014	(141)	(338)	408	70	(81)	71	(10)	(560)	479	(81)
Benefits paid	13	11	(11)	-	16	(14)	2	40	(25)	15
Contributions paid by plan participants	-	(2)	-	(2)	(1)	-	(1)	(3)	-	(3)
Employer contributions	-	-	7	7	-	1	1	-	8	8
Current service cost	(1)	(4)	-	(4)	(3)	-	(3)	(8)	-	(8)
Past service cost	(1)	-	-	-	-	-	-	(1)	-	(1)
Interest (costs)/income	(9)	(10)	12	2	(3)	3	-	(22)	15	(7)
Remeasurements:	(6)	(105)	95	(10)	(2)	2	-	(113)	97	(16)
- Return on plan assets, excluding amounts included in interest income	-	-	95	95	-	-	-	-	95	95
- Gain/(loss) from change in demographic assumptions	6	(2)	-	(2)	-	-	-	4	-	4
- Loss from change in financial assumptions	-	(107)	-	(107)	(2)	-	(2)	(109)	-	(109)
- Experience (losses)/gains	(12)	4	-	4	-	2	2	(8)	2	(6)
Exchange adjustments	32	92	(106)	(14)	14	(11)	3	138	(117)	21

At 31 March 2015	(113)	(356)	405	49	(60)	52	(8)	(529)	457	(72)
Benefits paid	9	10	(10)	-	5	(4)	1	24	(14)	10
Contributions paid by plan participants	-	(2)	-	(2)	-	-	-	(2)	-	(2)
Employer contributions	-	-	6	6	-	-	-	-	6	6
Current service cost	(1)	(5)	-	(5)	(3)	-	(3)	(9)	-	(9)
Past service cost	(1)	-	-	-	-	-	-	(1)	-	(1)
Interest (costs)/income	(7)	(7)	7	-	(1)	1	-	(15)	8	(7)
Remeasurements:	-	22	(6)	16	-	-	-	22	(6)	16
- Return on plan assets, excluding amounts included in interest income	-	-	(6)	(6)	-	-	-	-	(6)	(6)
- Gain from change in financial assumptions	3	22	-	22	-	-	-	25	-	25
- Experience losses	(3)	-	-	-	-	-	-	(3)	-	(3)
Exchange adjustments	15	(21)	24	3	2	(2)	-	(4)	22	18

At 31 March 2016	(98)	(359)	426	67	(57)	47	(10)	(514)	473	(41)

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

The fair value of assets in pension schemes are as follows.

	Defined benefit pension plans
	Latin America US$m	Grolsch US$m	Other US$m	Total US$m
At 31 March 2016
Equities - quoted	-	139	11	150
Bonds - quoted	-	269	12	281
Cash and cash equivalents	-	-	18	18
Property and other	-	18	6	24

Total fair value of assets	-	426	47	473
Present value of scheme liabilities	(98)	(359)	(57)	(514)

(Deficit)/surplus in the scheme	(98)	67	(10)	(41)
Unrecognised pension asset due to limit	-	(67)	(6)	(73)

Pension liability recognised	(98)	-	(16)	(114)

At 31 March 2015
Equities - quoted	-	138	12	150
Bonds - quoted	-	248	16	264
Cash and cash equivalents	-	2	22	24
Property and other	-	17	2	19

Total fair value of assets	-	405	52	457
Present value of scheme liabilities	(113)	(356)	(60)	(529)

(Deficit)/surplus in the scheme	(113)	49	(8)	(72)
Unrecognised pension asset due to limit	-	(49)	(8)	(57)

Pension liability recognised	(113)	-	(16)	(129)

At 31 March 2014
Equities - quoted	-	137	18	155
Bonds - quoted	-	251	22	273
Cash and cash equivalents	-	-	26	26
Property and other	-	20	5	25

Total fair value of assets	-	408	71	479
Present value of scheme liabilities	(141)	(338)	(81)	(560)

(Deficit)/surplus in the scheme	(141)	70	(10)	(81)
Unrecognised pension asset due to limit	-	(70)	(8)	(78)

Pension liability recognised	(141)	-	(18)	(159)

In respect of defined benefit pension plans in South Africa, which are included in ‘Other’, the pension asset recognised is limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. Pension fund assets have not been recognised as the surplus apportionment exercise required in terms of the South African legislation has not yet been completed.

The pension asset recognised in respect of Grolsch is limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. The limit has been set equal to nil due to the terms of the pension agreement with the pension fund.

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

The movements in the asset ceiling are as follows.

	Defined benefit pension plans
	Grolsch US$m	Other US$m	Total US$m
Asset ceiling at 1 April 2013	(79)	(8)	(87)
Interest costs	(3)	(1)	(4)
Change in the asset ceiling, excluding amounts included in interest costs	18	(1)	17
Exchange adjustments	(6)	2	(4)

Asset ceiling at 31 March 2014	(70)	(8)	(78)
Interest costs	(2)	(1)	(3)
Change in the asset ceiling, excluding amounts included in interest costs	9	(1)	8
Exchange adjustments	14	2	16

Asset ceiling at 31 March 2015	(49)	(8)	(57)
Interest costs	(1)	-	(1)
Change in the asset ceiling, excluding amounts included in interest costs	(12)	-	(12)
Exchange adjustments	(5)	2	(3)

Asset ceiling at 31 March 2016	(67)	(6)	(73)

The movements in the post-employment medical benefit liabilities are as follows. The obligations are wholly unfunded.

	Medical and other post-retirement benefits
	South Africa US$m	Other US$m	Total US$m
Present value of scheme liabilities at 1 April 2013	(47)	(48)	(95)
Benefits paid	-	3	3
Employer contributions	2	-	2
Current service cost	(1)	(1)	(2)
Interest costs	(4)	(1)	(5)
Remeasurements:	(3)	5	2

- Gain from change in demographic assumptions	-	2	2
- (Loss)/gain from change in financial assumptions	(1)	2	1
- Experience (losses)/gains	(2)	1	(1)

Exchange adjustments	7	1	8

Present value of scheme liabilities at 31 March 2014	(46)	(41)	(87)
Benefits paid	-	2	2
Employer contributions	2	-	2
Current service cost	(1)	(2)	(3)
Interest costs	(4)	(1)	(5)
Remeasurements:	1	-	1

- Loss from change in demographic assumptions	-	(1)	(1)
- Loss from change in financial assumptions	(1)	-	(1)
- Experience gains	2	1	3

Exchange adjustments	6	8	14

Present value of scheme liabilities at 31 March 2015	(42)	(34)	(76)
Benefits paid	-	2	2
Employer contributions	2	-	2
Current service cost	(1)	-	(1)
Interest costs	(3)	(1)	(4)
Remeasurements:	4	(3)	1

- Gain from change in demographic assumptions	1	1	2
- Experience gains/(losses)	3	(4)	(1)

Exchange adjustments	7	4	11

Present value of scheme liabilities at 31 March 2016	(33)	(32)	(65)

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

The sensitivity of the pension plan and medical and other post-retirement benefit liabilities at 31 March 2016 to changes in the principal actuarial assumptions is as follows.

		Defined benefit pension plans		Medical and other post- retirement benefits
	Change in assumption	Increase US$m	Decrease US$m	Increase US$m	Decrease US$m
Discount rate	1%	69	90	5	6
Salary growth rate	1%	7	6	-	-
Pension growth rate	1%	83	47	-	-
Life expectancy	1 year	11	11	2	2
Healthcare cost inflation	1%	-	-	6	5

The above sensitivity analyses assume a change in a single assumption while all other assumptions are held constant. When calculating the sensitivities, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, consistent with the method used to calculate the defined benefit obligation recognised in the balance sheet. The methods and assumptions used to prepare the sensitivity analyses are consistent with those used in the prior year.

For funded defined benefit plans, the group is required to provide funding where the fair value of the assets of the scheme are not sufficient to meet the defined benefit obligations. The South Africa pension schemes no longer have any active members, therefore, funding will only be required in the event that the scheme becomes less than 100% funded. The remaining funded defined benefit plans are funded using recommendations provided by the scheme’s actuaries.

Contributions expected to be paid into the group’s major defined benefit schemes during the year ending 31 March 2017 are US$18 million.

The weighted average duration of the defined benefit obligation is 16 years.

31.  Related party transactions

a. Parties with significant influence over the group: Altria Group, Inc (Altria) and the Santo Domingo Group (SDG)

Altria is considered to be a related party of the group by virtue of its 26.7% equity shareholding. There were no transactions with Altria during the year.

SDG is considered to be a related party of the group by virtue of its 14.0% equity shareholding in SABMiller plc. During the year ended 31 March 2016 the group made purchases of logistics services and natural gas from SDG companies totalling US$5 million (2015: US$nil). During the year ended 31 March 2014 Bavaria SA and its subsidiaries made donations of US$14 million to the Fundación Mario Santo Domingo, pursuant to the contractual arrangements entered into at the time of the Bavaria transaction in 2005, under which it was agreed that the proceeds of the sale of surplus non-operating property assets owned by Bavaria SA and its subsidiaries would be donated to various charities, including the Fundación Mario Santo Domingo. At 31 March 2016 US$1 million (2015 and 2014: US$nil) was owing to SDG companies.

b. Associates and joint ventures

Details relating to transactions with associates and joint ventures are analysed below.

	2016 US$m	2015 US$m	2014 US$m
Purchases from associates[1]	(165)	(173)	(168)
Purchases from joint ventures[2]	(103)	(88)	(93)
Sales to associates[3]	38	9	9
Sales to joint ventures[4]	19	21	23
Dividends received from associates[5]	253	423	224
Dividends received from joint ventures[6]	998	976	903
Royalties received from associates[7]	16	18	25
Royalties received from joint ventures[8]	14	1	2
Management fees, guarantee fees and other recoveries received from associates[9]	14	14	11
Marketing fees paid to associates[10]	(1)	(1)	-
Management fees paid to joint ventures[11]	(2)	(2)	(2)
Management fees received from joint ventures[12]	1	-	-

1 The group purchased canned Coca-Cola products for resale from Coca-Cola Canners of Southern Africa (Pty) Ltd (Coca-Cola Canners); inventory from Distell Group Ltd (Distell), Associated Fruit Processors (Pty) Ltd (AFP) and Delta Corporation Ltd (Delta); and in 2015 and 2014 accommodation from Tsogo Sun Holdings Ltd (Tsogo Sun).

2 The group purchased lager from MillerCoors LLC (MillerCoors).

3 The group made sales of lager to Delta, Anadolu Efes Biracılık ve Malt Sanayii AŞ (Anadolu Efes), International Trade and Supply Ltd (ITSL) and Distell, and in 2015 and 2014 to Tsogo Sun.

4 The group made sales to MillerCoors.

SABMiller plc Notes to the consolidated financial statements (continued)

31. Related party transactions (continued)

5 The group had dividends receivable from China Resources Snow Breweries Ltd (CR Snow) of US$71 million (2015: US$228 million, 2014: US$nil), Castel of US$89 million (2015: US$108 million, 2014: US$97 million), Coca-Cola Canners of US$10 million (2015 and 2014: US$5 million), Distell of US$15 million (2015: US$18 million, 2014: US$20 million), Tsogo Sun of US$nil (2015: US$24 million, 2014: US$34 million), Delta of US$19 million (2015: US$18 million, 2014: US$17 million), ITSL of US$24 million (2015: US$21 million, 2014: US$18 million), Grolsch (UK) Ltd of US$1 million (2015 and 2014: US$1 million), and Anadolu Efes of US$24 million (2015: US$nil, 2014: US$32 million).

6 The group received dividends from MillerCoors.

7 The group received royalties from Delta and Anadolu Efes.

8 The group received royalties from MillerCoors.

9 The group received management fees from Delta, Anadolu Efes and Castel and other recoveries from AFP.

10 The group paid marketing fees to ITSL.

11 The group paid management fees to MillerCoors.

12 The group received management fees from MillerCoors.

At 31 March	2016 US$m	2015 US$m
Amounts owed by associates[1]	15	28
Amounts owed by joint ventures[2]	8	4
Amounts owed to associates[3]	(36)	(38)
Amounts owed to joint ventures[4]	(14)	(18)

1 Amounts owed by AFP, Delta, Coca-Cola Canners, Castel and Anadolu Efes.

2 Amounts owed by MillerCoors.

3 Amounts owed to AFP and Castel.

4 Amounts owed to MillerCoors.

Guarantees provided in respect of associates’ bank facilities are detailed in note 21.

c. Transactions with key management

The group has a related party relationship with the directors of the group and members of the excom as key management. Key management compensation is provided in note 6c.

32. Post balance sheet events

In May 2016 the South African Competition Tribunal approved, with agreed conditions, the formation of Coca-Cola Beverages Africa, Africa’s largest soft drinks operation. The operation is expected to complete in early July 2016.

33. Principal subsidiaries, associates and joint ventures

The principal subsidiary undertakings of the group as at 31 March were as follows.

	Country of incorporation	Principal activity	Effective interest
Name			2016	2015
Corporate
SABMiller Holdings Ltd	United Kingdom	Holding company	100%	100%
SABMiller International Brands Ltd	United Kingdom	Trademark owner	100%	100%
SABMiller Procurement GmbH	Switzerland	Procurement	100%	100%
SABSA Holdings Ltd	South Africa	Holding company	100%	100%

Latin American operations
Bavaria SA	Colombia	Brewing/Soft drinks	99%	99%
Cervecería Hondureña, SA de CV	Honduras	Brewing/Soft drinks	99%	99%
Cervecería Nacional (CN) SA1	Ecuador	Brewing	96%	96%
Cervecería Nacional SA1	Panama	Brewing	97%	97%
Industrias La Constancia, SA de CV	El Salvador	Brewing/Soft drinks	100%	100%
Unión de Cervecerías Peruanas Backus y Johnston SAA[1]	Peru	Brewing	94%	94%

SABMiller plc Notes to the consolidated financial statements (continued)

33. Principal subsidiaries, associates and joint ventures (continued)

	Country of incorporation	Principal activity	Effective interest
Name			2016	2015
African operations
SABMiller Africa BV	Netherlands	Holding company	62%	62%
SABMiller Botswana BV	Netherlands	Holding company	62%	62%
Accra Brewery Ltd	Ghana	Brewing	60%	60%
Cervejas de Moçambique SA1	Mozambique	Brewing	49%	49%
Intafact Beverages Ltd	Nigeria	Brewing	38%	38%
International Breweries plc[1]	Nigeria	Brewing	36%	36%
Kgalagadi Breweries (Pty) Ltd	Botswana	Brewing/Soft drinks	31%	31%
Nile Breweries Ltd	Uganda	Brewing	62%	62%
Tanzania Breweries Ltd[1]	Tanzania	Brewing	36%	36%
The South African Breweries (Pty) Ltd	South Africa	Brewing/Holding company	100%	100%
Zambian Breweries plc[1]	Zambia	Brewing/Soft drinks	54%	54%

Asia Pacific operations
Foster’s Group Pty Ltd	Australia	Holding company	100%	100%
CUB Pty Ltd	Australia	Brewing	100%	100%
FBG Finance Pty Ltd	Australia	Financing	100%	100%
FBG Treasury (Aust) Pty Ltd	Australia	Financing	100%	100%
SABMiller Breweries Private Ltd	India	Brewing	100%	100%

European operations
Birra Peroni Srl	Italy	Brewing	100%	100%
Grolsche Bierbrouwerij Nederland BV	Netherlands	Brewing	100%	100%
Kompania Piwowarska SA	Poland	Brewing	100%	100%
Miller Brands (UK) Ltd	United Kingdom	Sales and distribution	100%	100%
Pivovary Topvar as	Slovakia	Brewing	100%	100%
Plzeňský Prazdroj as	Czech Republic	Brewing	100%	100%
Ursus Breweries SA	Romania	Brewing	99%	99%

North America operations
SABMiller Holdings Inc	USA	Holding company/Financing	100%	100%

1 Listed in country of incorporation.

The group comprises a large number of companies. The list above includes those subsidiary undertakings which materially affect the profit or net assets of the group, or a business segment. The principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the group’s nominal interest in the equity share capital of an undertaking is less than 50%, the basis on which the undertaking is a subsidiary undertaking of the group is as follows.

African operations

The group’s effective interest in the majority of its African operations was diluted as a result of the disposal of a 38% interest in SABMiller Africa BV and SABMiller Botswana BV on 1 April 2001, in exchange for a 20% interest in the Castel group’s African beverage interests. The operations continue to be consolidated due to the group’s majority shareholdings, and ability to control the operations.

Kgalagadi Breweries (Pty) Ltd (KBL)

SABMiller Botswana holds a 40% interest in Kgalagadi Breweries (Pty) Ltd with the remaining 60% interest held by Sechaba Brewery Holdings Ltd. SABMiller Botswana’s shares entitle the holder to twice the voting rights of those shares held by Sechaba Brewery Holdings Ltd. SABMiller Africa BV’s 10.1% indirect interest is held via a 16.8% interest in Sechaba Brewery Holdings Ltd.

SABMiller plc Notes to the consolidated financial statements (continued)

33. Principal subsidiaries, associates and joint ventures (continued)

Associates and joint ventures

The principal associates and joint ventures of the group as at 31 March are as set out below. Where the group’s interest in an associate or a joint venture is held by a subsidiary undertaking which is not wholly owned by the group, the subsidiary undertaking is indicated in a note below.

	Country of incorporation	Nature of relationship		Effective interest
Name			Principal activity	2016	2015

African operations
BIH Brasseries Internationales Holding Ltd[1]	Gibraltar	Associate	Holding company for subsidiaries principally located in Africa	20%	20%
Société des Brasseries et Glacières Internationales SA1	France	Associate	Holding company for subsidiaries principally located in Africa	20%	20%
BIH Brasseries Internationales Holding (Angola) Ltd[1]	Gibraltar	Associate	Holding company for subsidiaries principally located in Africa	27%	27%
Delta Corporation Ltd[2,3]	Zimbabwe	Associate	Brewing/Soft drinks	25%	25%
Distell Group Ltd[2,4]	South Africa	Associate	Wines and spirits	27%	27%

Asia Pacific operations
China Resources Snow Breweries Ltd[1]	British Virgin Islands	Associate	Holding company for brewing subsidiaries located in China	49%	49%
European operations
Anadolu Efes Biracılık ve Malt Sanayii AŞ1,2	Turkey	Associate	Brewing/Soft drinks	24%	24%

North American operations
MillerCoors LLC[1,5]	USA	Joint venture	Brewing	58%	58%

[1]	These entities report their financial results for each 12-month period ending 31 December.

[2]	Listed in country of incorporation.

[3]	Interests in this company are held by SABMiller Africa BV which is held 62% by SABMiller Holdings Ltd.

[4]	This entity reports its financial results for each 12-month period ending 30 June.

[5]	SABMiller shares joint control of MillerCoors with Molson Coors Brewing Company under a shareholders’ agreement. Voting interests are shared equally between SABMiller and Molson Coors, and each of SABMiller and Molson Coors has equal board representation. Under the agreement SABMiller has a 58% economic interest in MillerCoors and Molson Coors has a 42% economic interest.

The principal country in which each of the above associated undertakings operates is the same as the country in which each is incorporated. However, Société des Brasseries et Glacières Internationales SA, BIH Brasseries Internationales Holding Ltd’s (Castel) and BIH Brasseries Internationales Holding (Angola) Ltd’s principal subsidiaries are in Africa, China Resources Snow Breweries Ltd operates in Hong Kong and its principal subsidiaries are in the People’s Republic of China.

Annex A

UK Scheme Circular

Annex A has been excerpted from the UK Scheme Circular. It does not purport to be complete and is qualified in its entirety by the full text of the UK Scheme Circular, which has been filed with the High Court of Justice in England and Wales. The UK Scheme Circular uses defined terms which are different from this prospectus and which may be different from other Transaction-related documents. Please refer to the glossary in this Annex A for a list of defined terms applicable to the UK Scheme Circular. A copy of the UK Scheme Circular will be available on www.ab-inbev.com. The information on this website is not a part of this prospectus and is not incorporated by reference herein.

Part I

LETTER FROM THE CHAIRMAN OF SABMILLER PLC

(Registered in England and Wales with registered number 03528416)

7	Dividends and dividend policy

SABMiller

Under the terms of the Transaction and save as set out below, AB InBev has agreed that SABMiller Shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates), in respect of any completed six-month period ending 30 September or 31 March prior to Completion, provided that:

(a)	any such dividend shall not exceed:

(i)	US$0.2825 per SABMiller Share for the six-month period ended 30 September 2015;

(ii)	US$0.9375 per SABMiller Share for the six-month period ended 31 March 2016 (with the sum of (i) and (ii) not to exceed US$1.22 per SABMiller Share);

(iii)	in respect of any subsequent six-month period ending 30 September, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six-month period) as compared to the ratio for the six-month period ended 30 September 2015; and

(iv)	in respect of any subsequent six-month period ending 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six-month period) as compared to the ratio for the six-month period ended 31 March 2016;

(b)	any relevant general meeting to declare any such dividend for the period ending on 31 March in any year shall not be held prior to 21 July in that year;

(c)	the record date for any such dividend shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year);

(d)	the payment date for any such dividend shall be set no earlier than 2 December (in the case of a dividend for the period ending on 30 September in any year) or 12 August (in the case of a dividend for the period ending on 31 March in any year); and

(e)	the resolution at the relevant general meeting or board meeting in respect of any such dividend shall provide that the dividend shall be payable on the relevant payment date only if the UK Scheme Effective Time has not occurred prior to that date, each dividend that is permissible under these criteria being a “Permitted Dividend”, and together, the “Permitted Dividends”.

For the avoidance of doubt, if Completion occurs after the announcement or declaration of a Permitted Dividend but before its payment date, SABMiller Shareholders will not be entitled to receive such dividend.

Following the announcement by AB InBev of its revised and final offer, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after 11 November 2015 and prior to the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of any such excess, in the case of a Permitted Dividend, or otherwise by reference to the amount of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of such reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 p.m. London time on the same date).

A final dividend for the year ended 31 March 2016 of US$0.9375 (the “Final Dividend”) was approved by SABMiller’s annual general meeting on 21 July 2016 and paid on 12 August 2016. Both the Final Dividend and the interim dividend of US$0.2825 declared by the SABMiller Board for the six month period ended 30 September 2015 and paid on 4 December 2015 are Permitted Dividends within the terms set out above and in the Announcement and their payment does not impact the terms of the Cash Consideration or the Partial Share Alternative.

Part II

EXPLANATORY STATEMENT

(in compliance with section 897 of the Companies Act)

28	Cancellation of SABMiller’s listing and the Re-registration

Prior to the UK Scheme becoming Effective, applications will be made to the UK Listing Authority for the cancellation of the listing of SABMiller Shares on the Official List and to the London Stock Exchange for the cancellation of trading of SABMiller Shares on the London Stock Exchange’s main board for listed securities and to the JSE for the cancellation of the listing and trading of SABMiller Shares on the main board of the Johannesburg Stock Exchange.

On the basis of the indicative timetable set out on page      of this document, the last day of dealings in, and registrations of transfers of, SABMiller Shares on the South African Register is expected to be 29 September 2016 and the last day of dealings in, and registrations of transfers of, SABMiller Shares on the UK Register is expected to be 4 October 2016 (the day on which the UK Scheme Court Sanction Hearing occurs), with the delisting of the SABMiller Shares on the London Stock Exchange and the Johannesburg Stock Exchange expected to take effect on 5 October 2016.

Share certificates in respect of SABMiller Shares will cease to be valid following the UK Scheme Effective Time. In addition, entitlements to SABMiller Shares held within the CREST or the STRATE system will be cancelled.

It is expected that, as soon as reasonably practicable after the legal transfer of the SABMiller Shares from the SABMiller Shareholders to Newbelco, SABMiller will be re-registered as a private company under the relevant provisions of the Companies Act.

Part III

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	CR-2016-

IN THE MATTER OF SABMILLER PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

BETWEEN

SABMILLER PLC

AND

ITS

SCHEME SHAREHOLDERS

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“AB InBev”	Anheuser-Busch InBev SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Grand’Place/Grote Markt 1 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

“AB InBev Group”	AB InBev and its subsidiaries and subsidiary undertakings from time to time

“AB InBev Shares”	AB InBev ordinary shares

“Acceptance Period”	from 9.00 a.m. Brussels time to 7.00 p.m. Brussels time on 7 October 2016 (or such other date and time after the Scheme Effective Time as AB InBev may, with the Company’s consent, determine and which is announced through a Regulatory Information Service)

“Act”	the Companies Act 2006, as amended from time to time

“Agent”	BNP Paribas SA (London Branch)

“Altria”	Altria Group, Inc.

“Belgian Merger”	the merger of AB InBev into Newbelco through a merger by the absorption of AB InBev under the Belgian Law of 7 May 1999, setting out the Belgian Companies Code, pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the combined group

“Belgian Offer”	the voluntary cash takeover offer to be made by AB InBev for all of the Initial Newbelco Shares pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids

“BEVCO”	BEVCO Ltd.

“Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in each of London, Brussels, Johannesburg and New York

“Cash Consideration”	the cash proceeds to be received by Scheme Shareholders who do not elect (and are not deemed to elect) for the Partial Share Alternative under and subject to the terms of the Transaction

“certificated” or “in certificated form”	not in uncertificated form (that is, not in CREST or the STRATE system)

“Company”	SABMiller plc, incorporated in England and Wales with registered number 03528416

“Completion”	completion of the Belgian Merger (which will not occur until after: (i) this Scheme has become effective; and (ii) the subsequent closing of the Belgian Offer)

“Court”	the High Court of Justice in England and Wales

“Court Meeting”	the meeting of holders of Scheme Shares (other than Altria and BEVCO, and any entity holding Scheme Shares on behalf of Altria and BEVCO to the extent of such holding) convened pursuant to section 896 of the Act to consider and, if thought fit, approve this Scheme, including any adjournment thereof

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Uncertificated Securities Regulations 2001 (as amended)

“CSDP”	central securities depository participant, a participant as defined in the South African Financial Markets Act, 19 of 2012 (as amended)

“Election”	an election made for the Cash Consideration or the Partial Share Alternative, including both an Electronic Election and an election made by the Form of Election, and (where the context so requires) an election deemed to have been made pursuant to the terms of this Scheme

“Electronic Election”	an election made, in accordance with Clause 3, for the Cash Consideration or the Partial Share Alternative by a Scheme Shareholder who holds Scheme Shares in uncertificated form

“Euroclear”	Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738

“Excluded Shares”	any SABMiller Shares which are held by the Company in treasury

“Form of Election”	the form of election relating to the Cash Consideration and the Partial Share Alternative sent to holders of Scheme Shares in certificated form

“holder”	a registered holder

“Initial Newbelco Shares”	ordinary shares in the capital of Newbelco to be issued to Scheme Shareholders pursuant to the terms of this Scheme

“Listing Rules”	the rules and regulations made by the UK Listing Authority under Part VI of the Financial Services and Markets Act 2000, as amended from time to time

“Newbelco”	Newbelco SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels)

“Newbelco Articles”	the articles of association of Newbelco, to be adopted by the Newbelco general meeting expected to be held around the date of the Court Meeting, of which the main terms are summarised in Appendix V of the Scheme Circular

“Nominee Shareholder”	a Scheme Shareholder that holds Scheme Shares in a business or professional capacity for and on behalf of one or more persons

“Partial Share Alternative”	the alternative whereby Scheme Shareholders (other than Restricted Overseas Shareholders) may elect (or be deemed to elect) to receive Restricted Newbelco Shares and cash, instead of the Cash Consideration, under and subject to the terms of the Transaction

“Permitted Dividend”

any dividend announced, declared or paid by the Company, in each case in the ordinary course (including on usual biannual declaration, record and payment dates), in respect of any completed six-month period ending 30 September or 31 March prior to Completion, provided that:

(a)    any such dividend shall not exceed:

(i)     US$0.2825 per SABMiller Share for the six-month period ended 30 September 2015;

(ii)    US$0.9375 per SABMiller Share for the six-month period ended 31 March 2016 (with the sum of (i) and (ii) not to exceed US$1.22 per SABMiller Share);

(iii)  in respect of any subsequent six-month period ending 30 September, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by the Company for the relevant six-month period) as compared to the ratio for the six-month period ended 30 September 2015; and

(iv)   in respect of any subsequent six-month period ending 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by the Company for the relevant six-month period) as compared to the ratio for the six-month period ended 31 March 2016;

(b)    any relevant general meeting to declare any such dividend for the period ending on 31 March in any year shall not be held prior to 21 July in that year;

(c)    the record date for any such dividend shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year);

(d)    the payment date for any such dividend shall be set no earlier than 2 December (in the case of a dividend for the period ending on 30 September in any year) or 12 August (in the case of a dividend for the period ending on 31 March in any year); and

(e)    the resolution at the relevant general meeting or board meeting in respect of any such dividend shall provide that the dividend shall be payable on the relevant payment date only if the Scheme Effective Time has not occurred prior to that date

“Post Scheme Sanction Conditions”	Conditions (a)(iv), (a)(v), (b)(ii), (b)(iii), (b)(iv), (c)(iii), (c)(iv) and (c)(v) as set out in Part V of the Scheme Circular

“Proposed Structure”	the proposed structure of the Transaction as described in paragraph 1 of Part II of the Scheme Circular

“Reclassification and Consolidation”	the automatic reclassification and consolidation of any Initial Newbelco Shares which are retained after closing of the Belgian Offer by Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative on the basis of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of Restricted Newbelco Shares), upon the passing of the notarial deed acknowledging closing of the Belgian Offer

“Regulatory Information Service”	has the meaning given in the Listing Rules

“Restricted Newbelco Shares”	restricted shares in the capital of Newbelco, which will come into existence as a result of the Reclassification and Consolidation

“Restricted Overseas Shareholder”	a Scheme Shareholder whom AB InBev requires the Company to treat as a Restricted Overseas Shareholder pursuant to Clause 4.1

“SABMiller Registrars”	the SABMiller UK Registrar and/or the SABMiller South African Registrar

“SABMiller Shares”	ordinary shares of US$0.10 each in the capital of the Company

“SABMiller South African Registrar”	Computershare Investor Services Proprietary Limited, the registrars of the Company in South Africa

“SABMiller UK Registrar”	Equiniti Limited, the registrars of the Company in the United Kingdom

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company and AB InBev

“Scheme Circular”	the circular to the holders of Scheme Shares of which this Scheme forms part

“Scheme Effective Time”	the time and date at which this Scheme becomes effective in accordance with Clause 10.1

“Scheme Record Time”	6.00 p.m. on the date of the hearing to sanction this Scheme

“Scheme Shareholder”	a holder of Scheme Shares at the Scheme Record Time
“Scheme Shares”

(a)    the SABMiller Shares in issue at the date of this Scheme;

(b)    any SABMiller Shares issued after the date of this Scheme and prior to the Voting Record Time; and

(c)    any SABMiller Shares issued at or after the Voting Record Time and prior to the Scheme Record Time on terms that the holder thereof shall be bound by this Scheme, or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by this Scheme, and in each case remaining in issue at the Scheme Record Time, but excluding any Excluded Shares in issue at the Scheme Record Time

“South Africa”	the Republic of South Africa

“STRATE”	Strate Proprietary Limited, a private company incorporated in accordance with the laws of South Africa under registration number 1998/022242/07, being a registered central security depositary in terms of the South African Financial Markets Act, 19 of 2012 (as amended), and which manages the electronic clearing and settlement system for transactions that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

“STRATE system”	the system for electronic clearing and settlement and holding of uncertificated securities operated by STRATE for dealings that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

“subsidiary” and “subsidiary undertaking”	have the meanings given in the Act

“Transaction”	the proposed acquisition of the entire issued and to be issued share capital of the Company by AB InBev through Newbelco, to be effected by the Proposed Structure

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Registrar of Companies”	the Registrar of Companies in England and Wales

“uncertificated” or “in uncertificated form”	recorded on the relevant register as being held in uncertificated form in CREST or the STRATE system and title to or interests in which may be transferred by means of CREST or the STRATE system, respectively; and all references in this Scheme to the holding of Scheme Shares (in uncertificated form) in the STRATE system mean the holding of interests in Scheme Shares as reflected in the STRATE system
“Underlying Shareholder”

(a)    in respect of Scheme Shares held outside of the STRATE system by a Nominee Shareholder, the person on whose behalf the Nominee Shareholder is holding such Scheme Shares; and

(b)    in respect of Scheme Shares held in the STRATE system, the person on whose behalf the relevant CSDP is holding such Scheme Shares,

in each case irrespective of whether or not such person holds or may hold the beneficial interest in the relevant Scheme Shares

“US Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in New York

“Voting Record Time”	6.30 p.m. on the day which is two days prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6.30 p.m. on the day which is two days prior to the date of such adjourned meeting

References to Clauses are to clauses of this Scheme, and, unless provided otherwise, references to time are to London time.

[To Come]

Part X

DEFINITIONS

The following definitions apply throughout this document, unless otherwise stated:

“AB InBev General Meeting”	the general meeting of AB InBev Shareholders (and any adjournment thereof) to be convened in connection with the Belgian Offer, the Belgian Merger and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions

“AB InBev Reference Shareholder”	Stichting Anheuser-Busch InBev or any successor thereof

“AB InBev Resolutions”	any resolutions to be taken by the AB InBev General Meeting as are necessary or useful to approve, implement and effect: (i) the Belgian Offer; (ii) the Belgian Merger; and (iii) any other step of the Transaction

“AB InBev Shareholders”	holders of AB InBev Shares and/or AB InBev ADSs from time to time

“ADS”	American Depositary Share

“Announcement”	the joint announcement made by SABMiller and AB InBev dated 11 November 2015 in relation to the Transaction made pursuant to Rule 2.7 of the City Code

“Anti-Monopoly Law”	the Anti-Monopoly Law of China

“Belgian Offer Prospectus”	the prospectus relating to the Belgian Offer and made available to Newbelco Shareholders, drawn up pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids and to be approved by the BFSMA

“Belgium”	the Kingdom of Belgium

“BFSMA”	Belgian Financial Services and Markets Authority

“Capital Increase”	the capital increase of Newbelco against the contribution in kind by Scheme Shareholders of their Scheme Shares and the issue of Initial Newbelco Shares to such Scheme Shareholders in exchange for such contribution to be approved by the Newbelco General Meeting in connection with the implementation of the UK Scheme

“China”	the People’s Republic of China

“City Code”	the City Code on Takeovers and Mergers

“Combined Group”	the enlarged group following the Transaction, comprising the AB InBev Group, the SABMiller Group and Newbelco

“Companies Act”	the Companies Act 2006, as amended from time to time

“Computershare”	Computershare Investor Services Proprietary Limited

“Conditions”	the conditions to the Transaction set out in Part V of this document

“Co-operation Agreement”	the agreement dated 11 November 2015 between AB InBev and SABMiller and relating, among other things, to the implementation of the Transaction as amended from time to time

“CREST Manual”	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central

Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms)

“Deferred Shares”	the deferred shares of £1 each in the capital of SABMiller

“Disclosed”	the information fairly disclosed by, or on behalf of SABMiller: (i) in the Annual Report and Accounts of the SABMiller Group for the financial year ended 31 March 2015; (ii) in the Announcement; (iii) in any other public announcement made by SABMiller or any of its publicly listed subsidiaries or associates prior to the date of the Announcement; (iv) as disclosed in writing prior to the date of the Announcement by or on behalf of SABMiller to AB InBev (or its respective officers, employees, agents or advisers in their capacity as such) in relation to the Transaction; or (v) in the virtual data room operated by or on behalf of SABMiller in respect of the Transaction prior to the date of the Announcement

“Effective”

in the context of the Transaction:

(a)    if the Transaction is implemented by way of the UK Scheme, the UK Scheme having become effective pursuant to its terms; or

(b)    if the Transaction is implemented by way of a UK Offer, such UK Offer having been declared and become unconditional in all respects in accordance with the requirements of the City Code

“EU” or “European Union”	an economic and political union of 28 member states which are located primarily in Europe

“Euronext Brussels”	the regulated market operated by Euronext Brussels NV/SA, a regulated market within the meaning of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC (MiFID)

“FCA”	the Financial Conduct Authority

“HSR Act”	the Hart–Scott–Rodino Antitrust Improvements Act of 1976

“Johannesburg Stock Exchange”	the securities exchange operated by the JSE under the South African Financial Markets Act, 19 of 2012 (as amended)

“JSE”	JSE Limited, a public company incorporated in accordance with the laws of South Africa under registration number 2005/022939/06 and licensed to operate an exchange under the South African Financial Markets Act, 19 of 2012 (as amended)

“London Stock Exchange”	London Stock Exchange plc

“Long Stop Date”	the date falling 18 months after the date of the Announcement or such later date as may be agreed in writing by SABMiller and AB InBev (with the Panel’s consent and as the UK Court may approve (if such approval(s) is or are required))

“LORCPM”	Ley Orgánica de Regulación de Control del Poder de Mercado

“Mexican Secondary Listing”	the secondary listing and admission to trading of the New Ordinary Shares on the Mexico Stock Exchange

“Mexican Secondary Listing Documents”	the listing prospectus (folleto informativo) issued by Newbelco in accordance with the Mexican Securities Exchange Act (Ley del Mercado de Valores) relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores) for the purpose of the Mexican Secondary Listing

“Mexico Stock Exchange”	the Bolsa Mexicana de Valores

“MOFCOM”	the Ministry of Commerce of the People’s Republic of China

“Newbelco Articles”	the articles of association of Newbelco, to be adopted by the Newbelco general meeting expected to be held around the date of the UK Scheme Court Meeting, of which the main terms are summarised in Appendix V of this document

“Newbelco Board”	the Newbelco directors collectively

“Newbelco General Meeting”	the general meeting of the holders of the Incorporation Shares (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the Newbelco Resolutions

“Newbelco Resolutions”	any resolutions to be taken by the Newbelco General Meeting (composed, at the moment such resolutions are adopted by the holders of the Incorporation Shares) as are necessary or useful to approve, implement and effect: (i) the Capital Increase; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco with effect from closing of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from closing of the Belgian Offer; (v) the cancellation of the Newbelco Shares held by the incorporators of Newbelco; and (vi) any other step of the Transaction , and “Newbelco Resolution” means any one of them

“Newbelco Shareholders”	holders of Newbelco Shares and/or Newbelco ADSs from time to time

“Newbelco Shares”	the Initial Newbelco Shares, the Restricted Newbelco Shares or the New Ordinary Shares, as applicable

“New Ordinary Shares”	the ordinary shares in Newbelco (i) resulting from the consolidation of the Initial Newbelco Shares acquired by AB InBev in the context of the Belgian Offer, (ii) to be issued to AB InBev Shareholders pursuant to the Belgian Merger upon Completion, and (iii) to be issued from time to time following Completion and into which the Restricted Newbelco Shares can be converted in accordance with their terms

“NYSE”	the New York Stock Exchange

“Official List”	the official list maintained by the UK Listing Authority

“Overseas Shareholders”	SABMiller Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom, the United States, Belgium, Mexico or South Africa

“Panel”	the UK Panel on Takeovers and Mergers

“Pledge”	has the meaning given in paragraph of Appendix V

“Pre-Conditions”	the pre-conditions to the Transaction, as set out in Appendix 1 of the Announcement

“Quantified Financial Benefits Statements”	the AB InBev Quantified Financial Benefits Statement and the SABMiller Quantified Financial Benefits Statement

“Regulation”	Council Regulation (EC) 139/2004 (as amended)

“Re-registration”	the re-registration of SABMiller as a private company under the relevant provisions of the Companies Act

“Restricted Newbelco Shareholders”	the holders of Restricted Newbelco Shares

“SABMiller”	SABMiller plc, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416

“SABMiller Board” or “Board”	the board of directors of SABMiller

“SABMiller General Meeting”	the general meeting of SABMiller Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the SABMiller Resolution

“SABMiller Group”	SABMiller and its subsidiaries and subsidiary undertakings

“SABMiller Meetings”	the UK Scheme Court Meeting and the SABMiller General Meeting

“SABMiller Shareholders”	the holders of SABMiller Shares from time to time

“SABMiller Share Plans”	the SABMiller Share Award Plan; the SABMiller Share Option Plans; and the SABMiller plc Employee Share Purchase Plan

“SEC”	the US Securities and Exchange Commission

“South African Register”	the branch register of members of SABMiller within the meaning of section 129 of the Companies Act and article 116 of SABMiller’s Articles of Association kept and maintained on behalf of SABMiller by the SABMiller South African Registrar, in South Africa

“UK Court”	the High Court of Justice in England and Wales

“UK Listing Authority”	the FCA acting in its capacity as the authority for listing in the UK

“UK Offer”	should the Transaction or a step thereof be implemented by way of a Takeover Offer as defined in Chapter 3 of Part 28 of the Companies Act, the offer to be made by or on behalf of AB InBev to acquire the entire issued and to be issued share capital of SABMiller and, where the context admits, any subsequent revision, variation, extension or renewal of such offer

“UK Register”	the register of members within the meaning of section 113 of the Companies Act of SABMiller kept and maintained on behalf of SABMiller by the SABMiller UK Registrar in the UK

“UK Scheme”	the proposed scheme of arrangement under Part 26 of the Companies Act between SABMiller and the Scheme Shareholders to implement the acquisition of SABMiller by Newbelco with or subject to any modification, addition or condition approved or imposed by the UK Court (and agreed to by AB InBev and SABMiller)

“UK Scheme Court Meeting”	the meeting of holders of Scheme Shares (other than Altria and BEVCO, and any entity holding Scheme Shares on behalf of Altria and BEVCO to the extent of such holding) convened pursuant to section 896 of the Companies Act to consider and, if thought fit, approve the UK Scheme, including any adjournment thereof

“UK Scheme Court Order”	the order of the UK Court sanctioning the UK Scheme pursuant to section 899 of the Companies Act

“UK Scheme Court Sanction Hearing”	the hearing of the UK Court to sanction the UK Scheme pursuant to section 899 of the Companies Act, including any adjournment thereof

“UK Scheme Effective Time”	the time and date at which the UK Scheme becomes Effective in accordance with its terms

“US”, “USA”, “United States” or “United States of America”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

“US$”	United States Dollars, being the lawful currency of the United States of America

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

Appendix V

NEWBELCO AND THE NEWBELCO SHARES

(ii)	Calculation of number of directors to be proposed by Restricted Newbelco Shareholders

(a) For the purpose of calculating the percentages of Newbelco’s share capital owned by the Reference Shareholder Group in order to determine the number of directors to be appointed by the Reference Shareholder Group: any shares in Newbelco: (i) resulting from shares in AB InBev issued between the date of this Announcement and Completion; (ii) issued pursuant to stock option plans or other compensation plans; (iii) disposed of by Newbelco, to the extent such shares were owned by Newbelco upon Completion; or (iv) owned by Newbelco or any of its subsidiaries within the meaning of article 6 of the Belgian Companies Code, shall be disregarded for the purposes of calculating the total share capital of Newbelco.

(b) For the purpose of calculating the percentages of Newbelco’s share capital owned by the Restricted Newbelco Shareholders (together with their Affiliates, Successors and Successors’ Affiliates) in order to determine the number of Restricted Newbelco Share Directors to be appointed:

(aa) any shares in Newbelco: (i) resulting from shares in AB InBev issued between 11 November 2015 and Completion; (ii) issued pursuant to stock option plans or other compensation plans after Completion; (iii) disposed of by Newbelco, to the extent such shares were owned by Newbelco upon Completion; or (iv) owned by Newbelco or any of its subsidiaries within the meaning of article 6 of the Belgian Companies Code, shall be disregarded for the purposes of calculating the total share capital of Newbelco;

(bb) with respect to each person who, as at Completion, owned Restricted Newbelco Shares in its own name, as long as such person or its Affiliates, Successors and/or Successors’ Affiliates (together a “Restricted Newbelco Shareholder Group”) still holds at least one Restricted Newbelco Share in its own name, any New Ordinary Shares owned by such Restricted Newbelco Shareholder Group shall be added to the number of remaining Restricted Newbelco Shares held by such Restricted Newbelco Shareholder Group, provided that such New Ordinary Shares are held in registered form:

(i) in the name of any member of such Restricted Newbelco Shareholder Group which holds at least one Restricted Newbelco Share; or

(ii) in the name of any member of such Restricted Newbelco Shareholder Group which does not itself hold at least one Restricted Newbelco Share and, on the date specified in the Newbelco Articles, Newbelco has received (aa) a notice from the member of the Restricted Newbelco Shareholder Group holding such New Ordinary Shares confirming that it is a member of a Restricted Newbelco Shareholder Group and identifying which such Restricted Newbelco Shareholder Group, and (bb) a notice from one or more members of the relevant Restricted Newbelco Shareholder Group which hold Restricted Newbelco Shares confirming that such entity is a member of the Restricted Newbelco Shareholder Group; or

(iii) the name of a custodian holding such New Ordinary Shares on behalf of any member of such Restricted Newbelco Shareholder Group which directly or indirectly has the right to exercise the voting rights in respect of such New Ordinary Shares, and where, at the date specified in the Newbelco Articles, Newbelco has received (aa) a notice from the relevant custodian confirming that, on the date specified in the Newbelco Articles, such New Ordinary Shares were held by such custodian on behalf of such member of such Restricted Newbelco Shareholder Group, and (bb) a notice from such member of such Restricted Newbelco Shareholder Group confirming that, on the same date, it is a member of the Restricted Newbelco Shareholder Group and identifying which such Restricted Newbelco Shareholder Group and confirming that such New Ordinary Shares were held on its behalf by such custodian (and, for the avoidance of doubt, New Ordinary Shares shall not be deemed held on behalf of a member of a Restricted Newbelco Shareholder Group by a custodian by virtue only as a result of New Ordinary Shares being loaned by such member to the relevant custodian or being subject to any other similar arrangement), provided that the Restricted Newbelco Shareholders shall never be entitled to appoint more than three directors, notwithstanding anything to the contrary in this Appendix or any other Transaction Documents.

(iii)	Nomination of candidates for Restricted Newbelco Share Directors

Any Restricted Newbelco Shareholder may propose to the other Restricted Newbelco Shareholders, for nomination as a Restricted Newbelco Share Director a number of persons (all such proposed persons being, the “Candidates”) not exceeding the number of Restricted Newbelco Share Directors entitled to be appointed under paragraph 6(a)(i), at a meeting to be held among the Restricted Newbelco Shareholders (a “Restricted Newbelco Shareholders’ Meeting”) prior to any Newbelco shareholders meeting at which the retirement, resignation, revocation, end of office for any reason, confirmation of co-optation or appointment of a Restricted Newbelco Share Director is to be acknowledged or decided.

Unless the nomination of the Candidates takes place by way of written resolutions in accordance with the Newbelco Articles, Newbelco will organise the Restricted Newbelco Shareholders’ Meetings in accordance with the rules provided in the Newbelco Articles. The Restricted Newbelco Shareholders shall vote cumulatively to select the Restricted Newbelco Share Directors to be appointed from the Candidates in one single round of voting at such meeting of the Restricted Newbelco Shareholders, and the Candidate or Candidates with the highest number of votes up to the number of Restricted Newbelco Share Directors entitled to be appointed shall be put to the shareholders’ meeting for appointment.

(iv)	Voting on Restricted Newbelco Share Director Candidates

For the purposes of the above paragraph (Nomination of candidates for Restricted Newbelco Share Directors) each Restricted Newbelco Shareholder shall have one vote for:

(a) each Restricted Newbelco Share; and

(b) each New Ordinary Share referred to in paragraph (ii)(b)(bb) above (subject to the terms below),

(together the “Restricted Newbelco Shareholder Voting Shares”) provided that:

(a) if the aggregate of the Restricted Newbelco Shareholder Voting Shares held by any Restricted Newbelco Shareholder Group exceeds 175% of the aggregate number of Restricted Newbelco Shares held by such Restricted Newbelco Shareholder Group at Completion (or the relevant adjusted number taking account of any change referred to in the definition of Revised Restricted Newbelco Shares), such Restricted Newbelco Shareholder Group shall together not be entitled to exercise more than the number of votes equal to 175% of the number of the Restricted Newbelco Shares held by such Restricted Newbelco Shareholder Group at Completion (or the relevant adjusted number taking account of any change referred to in the definition of Revised Restricted Newbelco Shares);

(b) if any Restricted Newbelco Shareholder Group wishes to exercise the votes attaching to any New Ordinary Shares referred to in paragraph (ii)(b)(bb) above (“Additional Votes”), such Restricted Newbelco Shareholder Group must cast all of the votes attaching to their Restricted Newbelco Shareholder Voting Shares in favour of no more than two Candidates; and

(c) no one Candidate shall be eligible to receive Additional Votes from more than one Restricted Newbelco Shareholder Group (it being understood that, in the event any one Candidate receives Additional Votes from more than one Restricted Newbelco Shareholder Group, such Candidate shall be deemed to have received the number of Additional Votes of the Restricted Newbelco Shareholder Group casting the most Additional Votes in favour of such candidate).

No vote in respect of any Restricted Newbelco Shareholder Voting Shares may be exercised more than once. Subject to the terms above, any vote may be cast in favour of any Candidate (but no vote may be used in respect of more than one Candidate) and a Restricted Newbelco Shareholder may spread its votes in any manner it chooses between the Candidates (including by exercising all votes in favour of a single Candidate).

(v)	Term of office

The Newbelco Articles will provide that the term of office of the directors will be as follows:

(a) with respect to all directors except the Restricted Newbelco Share Directors and the directors proposed by the AB InBev Reference Shareholder, unless the shareholders’ meeting sets a shorter term, the term of office shall terminate immediately after the closing of the fourth ordinary shareholders’ meeting following the date of their appointment (or such shorter term decided by the shareholders’ meeting);

(b) with respect to the directors proposed by the AB InBev Reference Shareholder, the term of office shall be for a period of slightly less than two years expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2018; and

(c) with respect to all Restricted Newbelco Share Directors, the term of office shall terminate immediately after the closing of the next ordinary shareholders’ meeting following the date of their appointment.

The directors will be eligible for re-election.

(vi)	Vacancy during a director’s term

When a position on the Newbelco Board becomes vacant, the remaining directors shall have the right to temporarily fill the vacancy by appointing a candidate proposed by:

(a) the Newbelco Board in the case of a vacancy relating to an independent director;

(b) the Reference Shareholder Group in the case of a vacancy relating to a director appointed upon proposal of the Reference Shareholder Group; or

(c) in the case of a vacancy relating to a Restricted Newbelco Share Director either:

(i) the Restricted Newbelco Shareholder Group (if any) that casted the most votes in favour of the departing Restricted Newbelco Share Director at the relevant Restricted Newbelco Shareholders’ Meeting (the “Proposing Holder”) (if such Proposing Holder then holds a Sufficient Restricted Newbelco Shareholding); or

(ii) if the preceding sub-paragraph (i) does not apply, a Requisite Majority of Restricted Newbelco Shareholders acting by written resolution or; and

(iii) if neither of the preceding sub-paragraphs apply, a Restricted Newbelco Shareholders’ Meeting held in accordance with the terms of the Newbelco Articles.

“Requisite Majority” means persons having the right to exercise the voting rights as a result of holding directly or indirectly not less than the minimum number of Restricted Newbelco Shareholder Voting Shares that would be necessary to select the Permitted Number of Candidates for appointment to the Newbelco Board or re-election or confirmation of co-optation as Restricted Newbelco Share Directors at a Restricted Newbelco Shareholders’ Meeting at which all Restricted Newbelco Shareholder Voting Shares were present and voted (subject to the terms and restrictions set out above), irrespective of how any Restricted Newbelco Shareholder Voting Shares held by other persons would have been voted at such meeting (other than as a result of the terms and restrictions set out above).

“Sufficient Restricted Newbelco Shareholding” means with respect to a Proposing Holder, the direct and indirect holding by such Proposing Holder of no less than the minimum number of Restricted Newbelco Shareholder Voting Shares that would be necessary for such Proposing Holder to be capable of selecting such number of Candidates for appointment to the Board of Directors at a Restricted Newbelco Shareholders’ Meeting at which all Restricted Newbelco Shareholder Voting Shares were present and voted (subject to the terms and restrictions set out above), irrespective of how any Restricted Newbelco Shareholder Voting Shares held by other persons would have been voted at such meeting (other than as a result of the terms and restrictions set out above), as is at least equal in the aggregate to the number of Candidates being proposed by such Proposing Holder plus the number of continuing Restricted Newbelco Share Director (if any) in respect of which it is the Proposing Holder.

Any such temporary appointment shall (i) be subject to confirmation at the next shareholders’ meeting unless the Newbelco Board, the Reference Shareholder Group or the Restricted Newbelco Shareholders’ Meeting (or a Requisite Majority of Restricted Newbelco Shareholders), as applicable propose an alternative candidate and (ii) subject to confirmation in accordance with (i), be for a term equal to the remainder of the original term of the director who held office prior to such vacancy arising.

(vii)	Reduction in share capital held by Restricted Newbelco Shareholders

If at any time between two ordinary shareholders’ meetings, the amount of share capital of Newbelco held by the holders of Restricted Newbelco Shares would give the holders of Restricted Newbelco Shares the right, pursuant to the above paragraph, to appoint fewer Restricted Newbelco Share Directors than the number of Restricted Newbelco Share Directors actually appointed, the Newbelco Board will remain composed of the same number of Restricted Newbelco Share Directors until the next ordinary shareholders’ meeting. At such shareholders’ meeting, the Restricted Newbelco Shareholders shall be entitled to present only a number of Candidates for appointment to the Newbelco Board equal to the number of Restricted Newbelco Share Directors entitled to be appointed at such time.

(viii) Provision of information to directors

All Newbelco directors shall be provided with all information that the Newbelco Board considers necessary for the performance of its duties and all information that the Newbelco Board considers is material to Newbelco.

13.	Restricted Newbelco Shares—Registration Rights

Newbelco has agreed to use its best efforts to qualify and remain qualified to register its New Ordinary Shares (including without limitation ADSs evidencing New Ordinary Shares or any successor share capital thereto, the “Registrable Shares”) pursuant to a registration statement on Form F-3. In addition, Newbelco has agreed to file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3ASR not earlier than the next business day after the first date on which a Restricted Newbelco Shareholder or any permitted transferee of a Restricted Newbelco Shareholder in accordance with paragraphs 3(b) above or 3(e) above and the initial transferees of Registrable Shares by a Pledgee (referred to collectively as “Permitted Transferees”) has the right to convert its Restricted Newbelco Shares into New Ordinary Shares (the “expiration date”) or, if Newbelco is not eligible to file a Form F-3ASR with the SEC on the date that is not earlier than two months prior to the expiration date, to file a registration statement on Form F-3 at least two months prior to the expiration date, and to use its best efforts to have such registration statement on Form F-3 become effective no later than the next business day after the expiration date. Newbelco shall only be obliged to file such registration statement if Restricted Newbelco Shareholders holding in aggregate at least the lesser of US$2.5 billion in market value and 1.5% of Registrable Shares submit a written request of interest to Newbelco at least 30 days prior to the requested filing date in the case of an F-3ASR and 45 days prior to the requested filing date in the case of an F-3.

If Newbelco is at any time ineligible to file a registration statement on Form F-3, the Restricted Newbelco Shareholders shall have the right to request that Newbelco file a registration statement on Form F-1 with respect to the sale of some or all of such Restricted Newbelco Shareholder’s Registrable Shares. Upon receipt of a request or requests to file such registration statement from one or more Restricted Newbelco Shareholders holding, in the aggregate, at least the lesser of US$2.5 billion in market value and 1.5% of Registrable Shares, Newbelco shall file such registration statement on Form F-1 promptly, but within 45 days after receipt of such request, and shall use its best efforts to have such registration statement become effective within 60 days from the original filing date thereof. Newbelco shall not be obligated to file any such registration statements on Form F-1 for a sale of less than US$750 million in Registrable Shares.

Each registration statement will cover, to the extent permitted by applicable SEC rules, sales by Restricted Newbelco Shareholders of Registrable Shares in one or more transactions directly to purchasers, through a block trade, to or through underwriters or broker-dealers for public offering and sale by them, through agents, through dealers or through a combination of any of the foregoing methods of sale.

Newbelco has also agreed to use its best efforts to maintain a registration statement effective continuously (including without limitation by renewing, refiling or making additional filings with the SEC) for so long as the registration rights have not terminated as described below.

Newbelco will be responsible for bearing the costs and expenses of each such registration, including without limitation (i) transfer agent’s and registrar’s fees, (ii) the fees and disbursements of counsel for Newbelco, and (iii) the fees and disbursements of independent certified public accountants and other advisors retained directly by Newbelco (including the fees and disbursements associated with the preparation of any customary comfort letters to be provided by Newbelco), provided that the Restricted Newbelco Shareholders will bear the following costs and expenses to the extent they relate to a registration or sale in which such Restricted Newbelco Shareholders participate: (i) any SEC filing or other registration fees (or equivalent fees in any other jurisdiction) for Registrable Shares registered for the benefit of a Restricted Newbelco Shareholder, (ii) any fees of the Financial Industry Regulatory Authority in connection with Registrable Shares registered for the benefit of a Restricted Newbelco Shareholder, (iii) any fees of the depositary in connection with the registration or sale of any American Depositary Receipts registered for the benefit of a Restricted Newbelco Shareholder, (iv) any stamp duty, stock transfer tax or similar transaction tax arising out of the sale of Registrable Shares by a Restricted Newbelco Shareholder, (v) any underwriting fees, discounts and selling commissions to be paid to any underwriter, agent, dealer or other financial intermediary in respect of the sale of Registrable Shares by a Restricted Newbelco Shareholder, (vi) the Restricted Newbelco Shareholders’ own selling and marketing expenses, including (in the case of an offering for the sole benefit of the Restricted Newbelco Shareholders and not Newbelco) the cost of printing and distributing any prospectus in preliminary or final form as well as any supplements thereto, (vii) all fees and expenses incurred by a Restricted Newbelco Shareholder (but not Newbelco) in connection with any “road show” for underwritten offerings of Registrable Shares registered for the benefit of a Restricted Newbelco Shareholder, including the Restricted Newbelco Shareholders’ own costs of travel, lodging and meals, and (viii) any fees and out of pocket expenses of any legal counsel, underwriter, agent, dealer or other financial intermediary for a Restricted Newbelco Shareholder or their advisers. To the extent an offering by one or more Restricted Newbelco Shareholders would reasonably be expected to yield gross proceeds to the participating Restricted Newbelco Shareholders of at least US$200 million, Newbelco will cooperate with such Restricted Newbelco Shareholders and any underwriters, dealers or agents engaged by such Restricted Newbelco Shareholders in connection with such offering and Newbelco will participate therein, including without limitation by entering into customary underwriting or similar agreements with underwriters, dealers or agents, by participating in roadshows and other customary marketing efforts, and by providing or arranging for the provision of customary legal opinions, comfort letters, reasonable access to Newbelco’s books and records, officers, accountants and other advisers in connection with any such sales and other customary documents and actions required in connection with any such sales. To the extent required for Newbelco to effect any such registration, each Restricted Newbelco Shareholder shall furnish Newbelco with such customary information regarding itself, its interest in Newbelco and its intended method of disposing of such interest.

Notwithstanding any obligation of Newbelco to file or maintain the effectiveness of any registration statement, or cooperate with a Restricted Newbelco Shareholder and its agents described above, if the Newbelco Board or chief executive officer determines reasonably that its participation would reasonably be expected to either (i) require public disclosure of material non-public information that would not otherwise required to be disclosed or (ii) have a material adverse effect on any pending negotiation or plan to effect a merger, acquisition, disposition, financing, reorganisation, recapitalisation or other similar transaction, Newbelco has the right to defer its participation in any such transaction for a period of up to 120 days in the aggregate in any 12-month period (which may be split into at most two non-consecutive periods).

“Piggyback” Registration Rights. Newbelco will notify each Restricted Newbelco Shareholder that, to its knowledge, holds (together with its Permitted Transferees) at least 1.0% of Newbelco’s Registrable Shares in writing at least ten business days prior to Newbelco’s participation in any registration of Newbelco’s Registrable Shares, whether primary or secondary (other than a block trade a rights offer made available to all shareholders, or in connection with employee benefit or compensation programs). Each Restricted Newbelco Shareholder shall have the right to participate in such registration and any related offering (other than a block trade, a rights offer made available to all shareholders, or in connection with employee benefit or compensation programs), and if such Restricted Newbelco Shareholder elects to participate, such Restricted Newbelco Shareholder shall agree that its sale of Registrable Shares will be subject to customary cutbacks on the number of Registrable Shares to be sold by such Restricted Newbelco Shareholder and the other selling shareholders based on the number of Registrable Shares to be sold by all selling shareholders Registrable Shares.

General. Newbelco will not to grant any registration rights superior to, or in conflict with, the registration rights described above, and any such other rights granted shall provide for the participation of the Restricted Newbelco Shareholders described above.

In connection with the foregoing, Newbelco will agree to other customary provisions, including the indemnification of the Restricted Newbelco Shareholders and underwriters.

For the avoidance of doubt, all of the rights of the Restricted Newbelco Shareholders described above are only for the benefit of, and may only be enforced by, each Restricted Newbelco Shareholder and its Permitted Transferees. In the case of Permitted Transferees who are Pledgees secured by a Pledge of or other lien on any Restricted Newbelco Shares owned by a Restricted Newbelco Shareholder and who are entitled to conversion and unrestricted transfer rights upon a foreclosure or similar exercise of remedies (or their initial transferees), the obligation of Newbelco to file a registration statement shall commence upon the date that such Pledgee (or its initial transferee) advises Newbelco in writing of such foreclosure or similar exercise of remedies and that such Pledgee (or initial transferee) wishes to exercise such registration rights.

In addition to the foregoing, Newbelco has also agreed to provide comparable assistance to the Restricted Newbelco Shareholders and their Permitted Transferees in connection with any sales in an established non-United States market, including making any required or necessary filings and cooperating and participating in such sales in a manner consistent with the cooperation and participation described above.

All of Newbelco’s obligations described above, and each Restricted Newbelco Shareholder’s rights with respect thereto, shall expire upon the date on which there is no Restricted Newbelco Shareholder (together with its Permitted Transferees) that owns more than the lesser of US$2.5 billion in market value and 1.5% of Newbelco’s Registrable Shares.

Annex B

Annex B-1 and Annex B-2 have been excerpted from the Belgian Listing Prospectus and Belgian Offer Prospectus, respectively. They do not purport to be complete and are qualified in its entirety by the full text of the Belgian Listing Prospectus and the Belgian Offer Prospectus, which have been filed with the Belgian Financial Services and Markets Authority. The Belgian Listing Prospectus and Belgian Offer Prospectus use defined terms which are different from this prospectus and which may be different from other Transaction-related documents. Please refer to the glossary in this Annex B for a list of defined terms applicable to the Belgian Listing Prospectus and/or Belgian Offer Prospectus. Copies of the Belgian Listing Prospectus and the Belgian Offer Prospectus will be available on www.ab-inbev.com. The information on this website is not a part of this prospectus and is not incorporated by reference herein.

Annex B-1

Belgian Listing Prospectus

PART III: EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable sets out expected dates for the implementation of the principal events of the Transaction, the issuance of the New Ordinary Shares and the Listing.

All references to times are to Brussels time unless otherwise stated. The dates and times given are indicative only and are based on Newbelco’s current expectations and may be subject to change.

Event	Time and/or date(1)(2)
Approval by Euronext Brussels of the application for the admission to listing of the New Ordinary Shares (conditional upon, among other things, the issue of such shares)	8 August 2016
Approval of this Prospectus by the FSMA	August 2016
Publication of this Prospectus and other Transaction documents	26 August 2016
Voting Record Time	7.30 p.m. (Brussels time) on 26 September 2016 (3)
AB InBev General Meeting	9.00 a.m. (Brussels time) on 28 September 2016
UK Scheme Court Meeting	10.00 a.m. (Brussels time) on 28 September 2016
SABMiller General Meeting	10.15 a.m. (Brussels time) on 28 September 2016 (4)
Newbelco General Meeting	11.00 a.m. (Brussels time) on 28 September 2016
Suspension of dealings in SABMiller Shares on the Johannesburg Stock Exchange	4.30 p.m. (South African standard time) on 29 September 2016
UK Scheme Court Sanction Hearing	4 October 2016 (“D”) (5)
Suspension of listing of SABMiller Shares on the Johannesburg Stock Exchange	4.30 p.m. (South African standard time) on 4 October 2016 (D)
Suspension of listing of, and dealings in, SABMiller Shares on the London Stock Exchange	4.30 p.m. (London time) on 4 October 2016 (D)

B-1-1

Event	Time and/or date(1)(2)
UK Scheme Record Time	7.00 p.m. (Brussels time) on 4 October 2016 (D)
Expected UK Scheme Effective Time	7.15 p.m. (Brussels time) on 4 October 2016 (D)
Delisting of SABMiller Shares on the Johannesburg Stock Exchange	by 8.00 a.m. (South African standard time) on 5 October 2016 (“D+1”)
Delisting of SABMiller Shares on the London Stock Exchange	by 8.00 a.m. (London time) on 5 October 2016 (D+1)
Capital Increase, issue of Initial Newbelco Shares to SABMiller Shareholders and re-registration of SABMiller as a private limited company	6 October 2016 (“D+2”)
Belgian Offer opens	9.00 a.m. (Brussels time) on 7 October 2016 (“D+3”)
Latest time for conversion of AB InBev Shares (registered to dematerialised form, and vice versa)	2.00 p.m. (Brussels time) on 7 October 2016 (D+3) (6)
Latest time for lodging, changing/amending the Form of Election or for making an Electronic Election	7.00 p.m. (Brussels time) on 7 October 2016 (D+3)
Belgian Offer closes	7.00 p.m. (Brussels time) on 7 October 2016 (D+3)
Reclassification and Consolidation	By 12 noon (Brussels time) on 8 October 2016
Last day of trading of AB InBev Shares on Euronext Brussels and on the Johannesburg Stock Exchange	10 October 2016 (“D+4”)
Suspension of listing of, and dealings in, AB InBev Shares on the Mexico Stock Exchange	11.00 a.m. (Mexico time) on 10 October 2016 (D+4)
Belgian Merger (between AB InBev and Newbelco) becomes effective	8.00 p.m. (Brussels time) on 10 October 2016 (D+4)
Issue of New Ordinary Shares to AB InBev Shareholders, and registration in Newbelco’s share register	On or around 8.00 p.m. (Brussels time) on 10 October 2016 (D+4)
Delivery of the New Ordinary Shares	As from 11 October 2016 (“D+5”) (6)
Delisting of AB InBev Shares on Euronext Brussels, the Johannesburg Stock Exchange and the Mexico Stock Exchange	Before opening of markets on 11 October 2016 (D+5)
New Ordinary Shares listed and commencement of dealings in New Ordinary Shares on Euronext Brussels, the Johannesburg Stock Exchange and the Mexico Stock Exchange, and listing of Newbelco ADSs on the NYSE	At opening of markets on 11 October 2016 (D+5)
Expected date of despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE System accounts for cash proceeds due under the Belgian Offer	11 October 2016 (D+5)
Last date for despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE System accounts for cash proceeds due under the Belgian Offer	13 October 2016 (“D+7”)
Long Stop Date	11 May 2017 (7)

Notes:

(1)	All times shown in this table are Brussels times unless otherwise stated. The dates and times given are indicative only and are based on Newbelco’s current expectations and may be subject to change.

B-1-2

(2)	Any references to a day before or after “D” are references to a Business Day.
(3)	If either SABMiller Meeting is adjourned, the Voting Record Time for the adjourned SABMiller Meeting will be 6.30 p.m. (London time) on the date which is two days before the date set for the adjourned SABMiller Meeting.
(4)	To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the UK Scheme Court Meeting.
(5)	Or, if later, not later than 30 Business Days after the satisfaction or waiver of all of the Conditions other than the Post Scheme Sanction Conditions (both as defined in the UK Scheme Document) and the Condition set out in paragraph (a)(iii) of Part (A) of Part V of the UK Scheme Document (or such later date as SABMiller and AB InBev may agree and the UK Court may allow). In such event, the events in this timetable which are scheduled to occur after the UK Scheme Court Sanction Hearing will be postponed accordingly.
(6)	Please refer to section 2 (Form of the New Ordinary Shares and delivery) of Part IX of this Prospectus for further details in respect of the deadline for conversion of the AB InBev Shares and the delivery of the New Ordinary Shares.
(7)	This is the latest date by which the Transaction must become effective unless SABMiller and AB InBev agree, and (if required) the UK Court and the UK Panel allow, a later date.

PART VI: INFORMATION ABOUT NEWBELCO AND ITS BUSINESS UPON COMPLETION

2.3 Principal activities and products

The Combined Group will produce, market, distribute and sell a strong portfolio of well over 400 beer and malt beverage brands. It will have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across the regions in which it operates.

The production and distribution facilities and other assets of the Combined Group are predominantly located in the same geographical areas as its consumers. The Combined Group will set up local production when it believes that there is substantial potential for local sales that cannot be addressed in a cost-efficient manner through exports or third-party distribution into the relevant country.

The table below sets out the main brands the Combined Group expects to sell in the markets listed below at the date of Completion. The Combined Group expects that significant growth opportunities will arise from marketing the AB InBev Group’s and the SABMiller Group’s combined brand portfolio through a largely complementary distribution network, and applying the best practices of both groups across the new organisation.

Country by region	Brands
Africa
Botswana

Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Flying Fish, Hansa Pilsener, Redd’s, St. Louis family

Non-Beer: Appletiser, Bonaqua, Chibuku, Coca-Cola family, Fanta, Minute Maid, Powerade, Schweppes, Sprite, Tab

Ethiopia	Non-Beer: Ambo water
Ghana	Beer: Castle Milk Stout, Club Premium Lager, Club Shandy, Eagle, Stone Lager Non-Beer: Chibuku, Beta Malt,Voltic water
Kenya	Beer: Castle Lager, Castle Lite, Castle Milk Stout, Crown Lager, Nile Special, Redd’s Non-Beer: Keringet water, Konyagi
Lesotho

Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s

Non-Beer: Bonaqua, Coca-Cola family, Fanta, Minute Maid, Powerade, Sprite

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Country by region	Brands
Malawi	Beer: Castle Lager, Carling Black Label Non-Beer: Chibuku, Chibuku Super, Maheu
Mayotte/Comores	Non-Beer: Coca-Cola family, Fanta, Minute Maid, O’Jiva, Orangina, Sprite,
Mozambique	Beer: 2M, Carling Black Label, Castle Lite, Flying Fish, Hansa Pilsener, Impala, Laurentina family, Manica, Redd’s Non-beer: Chibuku, Chibuku Super, Dom Barril, Maheu, Paradise, Tentacao
Namibia	Beer: Carling Black Label, Castle Lager, Castle Lite, Flying Fish
Nigeria	Beer: Castle Lager, Castle Milk Stout, Eagle, Grand Lager, Hero, Redd’s, Trophy Non-Beer: 1960 Rootz, Beta Malt, Chibuku, Grand Malt, Maheu, Royal Eagle spirits,Voltic water,
South Africa

Beer: Brutal Fruit, Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Marzen Gold, Hansa Pilsener, No 3 Fransen Street, Redd’s family, Sarita

Non-Beer: Appletiser, Bonaqua, Coca-Cola family, Fanta, Fuze, Glaceau, Grapetiser, Just Juice, Peartiser, Play, Powerade, Rani, Schweppes, Sprite, Sparletta, Stoney, Tab, Twist, Valpre

South Sudan	Beer: Castle Lite, Club Pilsener, Nile Non-beer: Club minerals, Konyagi
Swaziland

Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Pilsener, Sibebe

Non-beer: Appletiser, Bonaqua, Chibuku, Coca-Cola family, Fanta, Grapetiser, Imphilo, Imvelo, Minute Maid, Powerade, Schweppes, Sprite, Sparletta, Tab, Twist

Tanzania	Beer: Balimi, Bingwa, Castle Lager, Castle Lite, Castle Milk Stout, Eagle, Kilimanjaro, Ndovu Special Malt, Redd’s, Safari Non-beer: Chibuku, Chibuku Super, Grand Malt, Konyagi, Nzagamba
Uganda	Beer: Chairman’s ESB, Castle Lite, Castle Milk Stout, Club Pilsener, Eagle family, Flying Fish, Nile family, Redd’s Non-beer: Chibuku, Rwenzori water
Zambia

Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite Eagle, Flying Fish, Mosi, Redd’s, Rhino

Non-beer: Chibiku, Chibuku Super, Coca-Cola family, Fanta, Minute Maid, Schweppes, Sprite, Super Maheu, Twist

Asia
China	Beer: Beck’s, Big Boss, Budweiser, Corona, Ginsber, Harbin, Hoegaarden, Leffe, MixxTail, Sedrin, Stella Artois
India	Beer: Black Partridge, Budweiser, Foster’s, Haywards 2000, Haywards 5000, Knock Out, Royal Challenge
South Korea	Beer: Budweiser, Cass, Corona, Hoegaarden, OB, Stella Artois, Victoria Bitter
Vietnam	Beer: Budweiser, Zima, Zorok

Australia
Australia

Beer: Abbotsford Invalid Stout, Aguila, Alpha Pale Ale, Beck’s, Beez Neez, Budweiser, Carlton family, Carlton Dry family, Cascade family, Corona, Crown Lager, Dogbolter, Yak family, Foster’s family, Great Northern Brewing Co family, Helga, Hoegaarden, Leffe, Matilda Bay family, Melbourne Bitter, Minimum Chips, NT Draught, Pacific Radler, Powers Gold, Pure Blonde family, Redback, Redd’s, Reschs, Sheaf Stout, Stella Artois, Victoria Bitter

Non-beer: Black Douglas spirits, Bulmers family, Cougar spirits, Dirty Granny, Kopparberg family, Mercury family, Strongbow family

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Country by region	Brands
Central America
Dominican Republic	Beer: Bohemia, Brahma, Budweiser, Corona, Hoegaarden, Leffe, Presidente, Stella Artois, The One Non-beer: 7UP, Pepsi, Red Rock
El Salvador

Beer: Barena, Camagua, Cantina, Golden Light, Pilsener family, Regia Extra, Suprema

Non-beer: ActiMalta, Coca-Cola family, Cristal water, Fanta, Fresca, Jugos del Valle juices, Nestea, Oasis, Powerade, Sprite, Tropical

Guatemala	Beer: Beck’s, Brahva, Bud Light, Budweiser, Corona, Hoegaarden, Leffe, Modelo Especial, Stella Artois
Honduras	Beer: Barena, Corona, Imperial, Port Royal, SalvaVida Non-beer: ActiMalta, Canada Dry, Coca-Cola family, Fanta, Fresca, Fuze tea, Jugos del Valle juices, Powerade, Sprite, Tropical family, Vital
Panama	Beer: 507, Atlas, Balboa family Non-beer: 7UP, Agua Brisa, Canada Dry, Malta Alfa, Malta Vigor, Mirinda, Orange Crush, Pepsi family, Pony Malta, Schweppes family, Squirt

Europe
Belgium	Beer: Beck’s, Belle-Vue, Budweiser, Hoegaarden, Jupiler, Leffe, Stella Artois, Vieux Temps
France	Beer: Beck’s, Belle-Vue, Boomerang, Budweiser, Corona, Hoegaarden, Leffe, Loburg, Stella Artois
Germany	Beer: Beck’s, Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten
Italy	Beer: Beck’s, Budweiser, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Spaten, Stella Artois
Luxembourg	Beer: Beck’s, Diekirch, Hoegaarden, Jupiler, Leffe, Mousel, Stella Artois
Netherlands	Beer: Beck’s, Corona, Dommelsch, Hertog Jan, Hoegaarden, Jupiler, Leffe, Stella Artois
Russia	Beer: Bagbier, Brahma, Bud, Corona, Franziskaner, Hoegaarden, Klinskoye, Leffe, Löwenbräu, Sibirskaya Korona, Spaten, Stella Artois, T, Tolstiak
Spain	Beer: Beck’s, Corona, Dorada family, Estrella Canaria, Franziskaner, Kelson, Leffe, Saturday, Stella Artois, Tropical family Non-beer: Appletiser
Ukraine	Beer: Beck’s, Bud, Chernigivske, Corona, Hoegaarden, Leffe, Rogan, Stella Artois, Yantar
United Kingdom	Beer: Bass, Beck’s, Boddingtons, Brahma, Budweiser, Camden Town, Corona, Cubanisto, Hoegaarden, Leffe, Mackeson, Stella Artois

North America
Canada	Beer: Alexander Keith’s, Bass, Beck’s, Bud Light, Budweiser, Corona, Hoegaarden, Kokanee, Labatt Blue, Labatt Blue Light, Lakeport, Leffe, Lucky, Mike’s Hard Lemonade, Mill Street, Okanagan, Oland, Palm Bay, Stanley Park, Stella Artois
Mexico	Beer: Barrilito, Bud Light, Budweiser, Corona, Day of the Dead, Estrella, Ideal, Leon, Mexicali, Modelo Ambar, Modelo Especial, Modelo Light, Montejo, Negra Modelo, Pacifico, Stella Artois, Tijuana, Tropical, Victoria
United States	Beer: 10 Barrel, Bass, Beck’s, Best Damn, Blue Point, Breckenridge, Bud Light, Bud Light Lime, Budweiser, Busch, Busch Light, Elysian, Four Peaks, Golden Road, Goose Island, Hoegaarden, Leffe, Lime-A-Rita Family, Michelob Ultra, MixxTail, Natural Light, Oculto, Rolling Rock, Shock Top, Stella Artois

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Country by region	Brands
South America
Argentina

Beer: Andes, Beck’s, Brahma, Budweiser, Corona, Diosa Tropical, Franziskaner, Hoegaarden, Iguana, Isenbeck, Leffe, Löwenbräu, MixxTail, Negra Modelo, Norte, Patagonia, Pilsen, Quilmes, Stella Artois

Non-beer: 7UP, Gatorade, H2OH!, Mirinda, Paso de los Toros, Pepsi, Tropicana

Bolivia	Beer: Corona, Huari, Mixxtail, Paceña, Stella Artois, Taquiña Non-beer: 7UP, Pepsi
Brazil	Beer: Antarctica, Bohemia, Brahma, Budweiser, Colorado, Corona, Hoegaarden, Leffe, Skol, Stella Artois Non-beer: Guaraná Antarctica, Pepsi
Chile	Beer: Baltica, Becker, Brahma, Budweiser, Corona, Stella Artois
Colombia

Beer: Bahia, Barena, Aguila family, Bogota Beer Company, Bud Light, Budweiser, Club Colombia family, Cola y Pola, Corona, Costeña family, Modelo Especial, Pilsen family, Poker family, Redd’s, Stella Artois

Non-beer: Pony Malta

Ecuador	Beer: Budweiser, Club, Conquer, Pilsener family Non-beer: Manantial water, Pony Malta
Paraguay	Beer: Baviera, Brahma, Budweiser, Corona, Mixxtail, Ouro Fino, Pilsen, Stella Artois
Peru

Beer: Arequipeña, Backus Ice, Barena, Brahma, Budweiser, Corona, Cristal, Cusqueña family, Fiesta Real, Löwenbräu, Pilsen Callao, Pilsen Polar, Pilsen Trujillo, San Juan

Non-beer: Agua Tonica Backus, Cristalina Backus, Guarana Backus, Maltin Power, San Mateo water, Viva Backus

Uruguay	Beer: Pilsen, Norteña, Patricia, Zillertal Non-beer: 7UP, H2OH!, Pepsi

2.3.1 Beer

The Combined Group will manage a portfolio of well over 400 brands of beer. The Combined Group’s brands will be its foundation and the cornerstone of its relationships with consumers. The Combined Group will invest in its brands to create a long-term and sustainable competitive advantage, by meeting the various needs and expectations of consumers and by developing leading brand positions around the globe.

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium or high-end brands;

•	Core brands; and

•	Value, discount or sub-premium brands.

The Combined Group’s brands will be positioned across all of these categories. For example, a brand like Stella Artois generally targets the premium category across the globe, while a brand like Natural Light targets the sub-premium category in the United States. In the United States, Bud Light targets the premium light or mainstream category, which is equivalent to the core category in other markets. The Combined Group will have a particular focus on core to premium categories but will also be present in the value category if the market structure in a particular country necessitates this presence.

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The Combined Group’s portfolio will include:

International Distribution

•	Beck’s, the world’s number one German beer, is renowned for uncompromising quality. It is brewed today, just as it was in 1873, with a rigorous brewing process and a recipe using only four natural ingredients. Beck’s adheres to the strictest quality standards of the German Reinheitsgebot (Purity Law). Beck’s is brewed in various countries, including the United States.

•	Budweiser is one of the highest selling beers in the United States. Globally, Budweiser volumes have grown every year since 2010, including growth of 6.9% in 2015. Budweiser sales outside the United States represented over 63.9% of global Budweiser volume in 2015, driven by strong growth in China and Brazil. Budweiser was a sponsor of the 2014 FIFA World Cup™ and has confirmed its sponsorship of the 2018 and 2022 FIFA World Cups™.

•	Castle Lager is popularly described as South Africa’s national beer, first brewed in Johannesburg in 1895, using local hops, creating a somewhat dry taste with bitterness and undertones of malt. Castle Lager is the official sponsor to several South African sporting associations, including the national football and cricket teams.

•	Castle Lite was first brewed in South Africa in 1994 with a mission to provide the coldest and most refreshing beer on the South African market. Today, it is an Africa-wide premium brand enjoyed in 11 countries and continues to innovate brewing techniques to keep its beer “extra cold”.

•	Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 120 countries. In 2015, it was ranked number six in the Brandz™ list of most valuable beer brands worldwide. The AB InBev Group granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo brands in 50 states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

•	Hoegaarden, a high-end Belgian wheat (or “white”) beer. Based on its brewing tradition dating back to 1445, Hoegaarden is top fermented and then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

•	Leffe, a rich, full-bodied beer that hails from Belgium, has the longest heritage in the Combined Group’s beer portfolio and is available in over 70 countries worldwide.

•	Redd’s was originally launched in South Africa as a bold, crisp apple ale in 1996. It led South African Breweries’ efforts to compete in the cider category in South Africa. As SABMiller expanded, Redd’s has since launched in surrounding southern African countries, the United States, Poland, Russia, Romania, Colombia, and Australia. Flavour and alcohol by volume (ABV) extensions have characterised launches beyond South Africa.

•	Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited. Stella Artois is distributed in over 90 countries worldwide and has strong global potential. Stella Artois is a premium lager with a heritage dating back as early as 1366. The top three markets for Stella Artois are the United Kingdom, the United States and Argentina. Building upon the strength of this brand in the United Kingdom, the AB InBev Group launched Stella Artois Cidre in 2011, Stella Artois Cidre Pear in 2012 and Stella Artois Cidre Raspberry in 2014. In the United States, Stella Artois Cidre was launched in 2013.

North America

•	Bud Light is the best-selling beer in the United States and the leader in the premium light category. It is the official sponsor of the NFL (National Football League) with a six-year sponsorship agreement, which has recently been extended by six years to 2022. In the United States, its share of the premium light category in 2015 was approximately 44.6%, more than the combined share of the next two largest core brands (based on IRI estimates).

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•	Michelob Ultra was rolled out nationally in the United States in 2002 and is estimated to be the number nine brand in the United States according to Beer Marketer’s Insights. Michelob Ultra was the fastest growing beer brand in the United States in 2015, according to IRI.

Central America

•	Modelo Especial is a full-flavoured pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to be a “model” beer for all of Mexico and stands for pride and authenticity.

•	Victoria is a Vienna-style lager and one of Mexico’s most popular beers. Victoria was produced for the first time in 1865, making Victoria Mexico’s oldest beer brand.

South America

•	Aguila is a classic Colombian beer and was first brewed in 1913.

•	Antarctica is the third-most consumed beer in Brazil according to Plato Logic Limited.

•	Brahma is the second-most consumed beer in Brazil according to Plato Logic Limited. It was one of the Brazilian official sponsors of the 2014 FIFA World Cup™ in Brazil.

•	Cristal is Peru’s leading beer. Brewed since 1922, it combines a light-bodied taste with strong Andean imagery.

•	Pilsen Callao, a native Peruvian beer, is a pale lager with a traditional taste and a balanced level of bitterness.

•	Poker is a pale lager which has been enjoyed by Colombians since 1929 for its traditional, bitter sweet taste.

•	Quilmes is the leading beer in Argentina, according to Nielsen, and a national icon with its striped light blue and white label linked to the colours of the Argentine national flag and football team.

•	Skol is the leading beer brand in the Brazilian market according to Plato Logic Limited. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends, especially with entertainment initiatives such as music festivals.

Europe

•	Chernigivske is the best-selling brand of beer in Ukraine and the sponsor of the Ukrainian national football team.

•	Jupiler is the market leader in Belgium and the official sponsor of the most important Belgian professional football league, the Jupiler League. It is also the sponsor of the Belgian national football team.

•	Klinskoye, which will be the Combined Group’s largest brand in Russia, originated near Moscow.

•	Sibirskaya Korona, first established as a local Siberian brand with proud Siberian values, has grown into a national premium brand sold throughout Russia.

Asia

•	Cass is the market leader in South Korea.

•	Harbin is a national brand with its roots in the northeast of China. Harbin was the 11th largest beer brand in the world in 2014 according to Plato Logic.

•	Sedrin is a strong regional brand that originated in China’s Fujian province.

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Africa

•	Carling Black Label is a pale lager brewed in South Africa with a distinctive banana aroma.

•	Hero, a Nigerian beer brewed using local sorghum and malted barley, reached sales of 1 million hectolitres within two years of launch.

•	Hansa Pilsener is brewed in true pilsener style, using Saaz hops which are responsible for the brand’s unique hoppy aroma.

•	Kilimanjaro is a beer balanced by both malt and maize, reflecting its Tanzanian origins. Light in colour, it is a refreshing and light drinking beer.

•	Safari is a full-flavoured, full-bodied beer brewed in Tanzania with a rich golden colour and taste.

Australia

•	Carlton Draught is a traditional, full-strength lager and one of Australia’s most popular selling tap beers.

•	Victoria Bitter was first brewed in the 1850s by the founder of Victoria Brewery. Today, it is brewed with a unique combination of ingredients, including Australian pale malt, the brewery’s own special yeast and “Pride of Ringwood” hops grown in Victoria and Tasmania.

In certain markets, the Combined Group will also distribute products of other brewers under licences, such as Kirin in the United States. Within Europe, Compañía Cerveçera de Canarias (in the Canary Islands) brews Carlsberg under license. Additionally Compañía Cerveçera de Canarias has an agreement to distribute Guinness in the Canary Islands. Compañía Cerveçera de Canarias will be a member of the Combined Group.

CASA Isenbeck in Argentina, which will be a member of the Combined Group, produces and distributes the Warsteiner brand under a long-term license agreement.

The Combined Group will also have an agreement for the long-term licensing of the family-owned Kopparberg cider products in selected markets where Kopparberg does not have an existing interest.

2.3.2 Near beer

Some of AB InBev’s recent innovations have stretched beyond typical beer occasions, such as the Best Damn and Lime-A-Rita families in the United States, and MixxTail in China and Argentina. These innovations are designed to grow the near beer category and to improve the Combined Group’s share of the total alcohol market, by addressing changing consumer trends and preferences, including, for example, a preference for sweeter tasting beverages with higher alcohol content.

2.3.3 No alcohol beer and lower alcohol beer (NABLAB)

The Combined Group will also empower consumers to make smart drinking choices by expanding its product portfolio with the goal of ensuring that its no- and lower- alcohol beer products represent at least 20% of its global beer volume by the end of 2025.

In the United States, Anheuser-Busch produces no alcohol malt beverage products, including O’Doul’s, O’Doul’s Amber and related products. In addition, in 2015, Brahma 0.0% became the number one no alcohol beer in Brazil, reaching 71.9% market share in the category according to AC Nielsen. SABMiller produces a number of no alcohol beers including Aguila Cero in Colombia.

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2.3.4 Non beer

Soft drinks

While its core business will be beer, the Combined Group will also have an important presence in the soft drink market. SABMiller currently has soft drinks operations in Africa and Latin America, and Ambev has soft drinks operations in South America and the Caribbean. Soft drinks include both carbonated and non-carbonated soft drinks.

As at 31 March 2016, the SABMiller Group bottled and distributed Coca-Cola products in Honduras, El Salvador, South Africa, Botswana, Comores, Lesotho, Mayotte, Swaziland and Zambia.

On 2 July 2016, the SABMiller Group completed a transaction with The Coca-Cola Company and Gutsche Family Investments to combine the bottling operations of their nonalcoholic ready-to-drink beverages businesses in southern and east Africa, to form Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”). CCBA is Africa’s largest bottler, initially serving 10 countries. In addition, in a related transaction on 2 July 2016, the SABMiller Group’s Appletiser brands were sold to The Coca-Cola Company and a further nine non-alcoholic ready to drink brands in Africa were acquired by, or perpetually licensed to, The Coca-Cola Company.

All of the CCBA businesses conduct essentially all of their business under five-year renewable franchise agreements with The Coca-Cola Company. This relationship with The Coca-Cola Company is fundamental to CCBA’s business and has been enhanced by the recent transaction and The Coca-Cola Company’s resultant 12% economic interest in CCBA. Each of the current franchise agreements in place between CCBA subsidiaries and The Coca-Cola Company expires on 1 July 2021.

In Panama, the SABMiller Group also produces and bottles PepsiCo soft drinks under an exclusive bottling agreement and also bottles Schweppes soft drinks under license.

Ambev’s soft drinks business includes both its own brands, such as Guaraná Antarctica, as well as arrangements with PepsiCo related to bottling and distribution of PepsiCo brands such as Pepsi, 7UP and Gatorade. Ambev has long-term agreements with PepsiCo whereby Ambev has the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of carbonated and non-carbonated soft drinks in Brazil, Argentina, Bolivia and the Dominican Republic. For example, the Brazil agreements will expire on 31 December 2017 and are automatically extended for an additional ten-year term subject to the satisfaction of certain conditions. Ambev is also a Pepsi bottler in Uruguay.

The Combined Group will also have interests in certain water bottling and distribution businesses in Mexico, Argentina, Brazil, Ecuador, El Salvador, Honduras, Panama, Peru and throughout Africa.

The Combined Group will additionally produce non-alcoholic malt beverages throughout Africa, Central America and South America under brand names including Beta Malt, Grand Malt, ActiMalta, Malta Vigor, Maltin Power and Pony Malta.

Other alcoholic beverages

The Combined Group will also have operations throughout Africa that produce relatively short-life traditional beer, brewed using sorghum under various brand names including Chibuku, Chibuku Super, Imvelo and Nzagamba.

The Combined Group will further have interests in wines and spirits operations and distribution businesses in Australia, Kenya, Mozambique, Nigeria and Tanzania.

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2.4 Main markets and Zone structure

The Combined Group will be a global brewer, with sales across the globe in the markets listed in section 2.3 (Principal activities and products) above.

The last two decades have been characterised by rapid growth in fast-growing developing markets, notably in regions in Africa, Asia, and Central and South America, where the AB InBev Group and the SABMiller Group have had significant sales.

Each market in which the Combined Group will operate will have its own dynamics and consumer preferences and trends. Given the breadth of its brand portfolio, AB InBev believes the Combined Group will be well-placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

To maximise growth opportunities and build on the strengths of both the SABMiller Group and the AB InBev Group in their respective markets, from Completion, the Combined Group will be organised into nine geographical “Zones”. This design has been carefully thought out to allow for focus on organic growth while positioning the Combined Group to be able to capture synergies from the Transaction.

The Zones and their corresponding countries will be:

•	North America (headquartered in St. Louis): United States and Canada;

•	Middle Americas (headquartered in Mexico City): Mexico, El Salvador and Honduras;

•	Latin America North (headquartered in São Paulo): Brazil, the Dominican Republic, Guatemala, Panama, St. Vincent, Cuba, Puerto Rico, Barbados, Dominica and the Caribbean;

•	Latin America South (headquartered in Buenos Aires): Argentina, Uruguay, Chile, Paraguay and Bolivia;

•	Latin America COPEC (headquartered in Bogotá): Colombia, Peru and Ecuador;

•	Europe (headquartered in Leuven): UK, Ireland, France, Italy, Spain, Germany, Belgium, Luxembourg, the Netherlands, Switzerland, Austria, Ukraine, Russia and Export Europe and Middle East (EEME);

•	Asia Pacific North (headquartered in Shanghai): China, South Korea and Japan;

•	Asia Pacific South (headquartered in Melbourne): Australia, New Zealand, India, Vietnam and other South and Southeast Asian countries; and

•	Africa (headquartered in Johannesburg): South Africa, Botswana, Swaziland, Mozambique, Malawi, Namibia, Zambia, Lesotho, Uganda, Ethiopia, African Islands, Tanzania, South Sudan, Kenya, Nigeria and Ghana.

2.5 Competition

AB InBev believes the Combined Group’s largest competitors will be Heineken, Carlsberg, China Resources Snow Breweries, Tsingtao (Group) and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2014 (published in December 2015).

2.7 Brewing process; raw materials and packaging; production facilities; logistics

2.7.1 Brewing process

The basic brewing process for most beers is straightforward, but significant know-how is involved in quality and cost control. The most important stages are brewing and fermentation, followed by maturation, filtering and packaging. Although malted barley (malt) is the primary ingredient, other grains such as unmalted barley, corn, rice or wheat are sometimes added to produce different beer flavours. The proportion and choice of other raw materials varies according to regional taste preferences and the type of beer.

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2.7.2 Raw materials and packaging

The main raw materials to be used in the Combined Group’s beer and other alcoholic malt beverage production are malted barley, corn grits, corn syrup, rice, hops and water. For non-beer production (mainly carbonated soft drinks) the main ingredients will be flavoured concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into the Combined Group’s products, delivery of its products to consumers will require extensive use of packaging materials such as glass, PET and aluminium bottles, aluminium or steel cans and kegs, aluminium can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

Prices and sources of raw materials are determined by, among other factors:

•	the level of crop production;

•	weather conditions;

•	export demand; and

•	governmental taxes and regulations.

2.7.4 Logistics

The Combined Group’s logistics organisation will be composed of (i) a first tier, which will comprise all inbound flows into the plants of raw materials and packaging materials and all the outbound flows from the plants into the second drop point in the chain (for example, distribution centres, warehouses, wholesalers or key accounts), and (ii) a second tier, which will comprise all distribution flows from the second drop point into the customer delivery tier (for example, pubs or retailers).

The transportation mechanics of the Combined Group will vary by market depending on economic and strategic considerations. The Combined Group may outsource transportation to third-party contractors, retain such capability in-house, or implement owner-driver programmes, among other options.

Some of the Combined Group’s breweries will have a warehouse that is attached to its production facilities. In places where its warehouse capacity is limited, external warehouses may be rented and some plants may share warehouse and other facilities with each other.

2.8 Distribution of products

The distribution of beer, other alcoholic beverages and non-beer drinks varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets, brewers distribute directly to customers (for example, in Belgium). In other markets, wholesalers may play an important role in distributing a significant proportion of beer to customers either for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), or because of historical market practice (for example, in China, Russia and Argentina). In some instances, third-party distributors may help the Combined Group self-distribute its products, for example, in Brazil and Mexico.

The Combined Group generally will distribute its products through (i) own distribution, in which it will deliver to points of sale directly, and (ii) third-party distribution networks, in which delivery to points of sale will occur through wholesalers and independent distributors. In certain cases, the Combined Group may own or have an ownership stake in a wholesaler. Third-party distribution networks may be exclusive or non-exclusive, and in certain countries, the Combined Group may enter into exclusive importer arrangements and may depend on its counterparties to these arrangements to market and distribute its products to points of sale. In certain markets, the Combined Group may also distribute the products of other brewers.

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The Combined Group will seek to provide media advertising, point-of-sale advertising, and sales promotion programmes to promote its brands. Where relevant, the Combined Group will complement national brand strategies with geographic marketing teams focused on delivering relevant programming addressing local interests and opportunities.

2.9 Licensing

In markets where the Combined Group will have no local affiliate, it may choose to enter into license agreements or, alternatively, international distribution and/or importation agreements, depending on the best strategic fit for each particular market. License agreements, to which the Combined Group will be a party, grant the right to third-party licensees to manufacture, package, sell and market one or several of its brands in a particular assigned territory under strict rules and technical requirements. In the case of international distribution and/or importation agreements, the Combined Group may produce and package the products itself while the third party distributes, markets and sells the brands in the local market.

Stella Artois is licensed to third parties in various countries including Algeria, Australia, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Israel, Kosovo, Montenegro, New Zealand, Romania, Serbia and Slovakia while Beck’s is licensed to third parties in Algeria, Australia, Bosnia and Herzegovina, Bulgaria, Croatia, Hungary, Kosovo, Montenegro, New Zealand, Romania, Serbia, Slovakia, Tunisia and Turkey.

Budweiser is brewed and sold in Japan through license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Diageo Ireland to brew and sell Budweiser and Bud Light in the Republic of Ireland and Northern Ireland. Budweiser is also brewed under license and sold by brewers in Spain (Sociedad Anonima Damm) and Panama (Heineken).

Corona is perpetually licensed to Constellation Brands, Inc. for production in Mexico and marketing and sales in 50 states of the United States, the District of Columbia and Guam. Corona is also distributed either through the Combined Group’s own network or by third parties in over 120 other countries worldwide.

Molson Coors Brewing Company has rights to brew and/or distribute, under license, Beck’s, Hoegaarden, Leffe, Löwenbräu, Spaten and Stella Artois, in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Macedonia, Moldova, Montenegro, Romania, Serbia, Slovakia and Slovenia. The Combined Group will retain rights to brew and distribute Staropramen in Ukraine and Russia.

Aguila, Castle Lager, Castle Lite, Sheaf Stout, Victoria Bitter, Crown Lager, Pure Blonde, Carlton Draught, Carlton Dry, Cusqueña, Cristal, Foster’s, Redd’s, Cascade Brewing Company products, Matilda Bay Brewing Company products and certain other brands will be perpetually licensed to Molson Coors Brewing Company in the 50 states of the United States, the District of Columbia and Puerto Rico. The Combined Group will retain rights to brew and distribute these beers outside of the United States, the District of Columbia and Puerto Rico.

Certain members of the Anadolu Efes group have the right to brew and/or distribute Redd’s under licence in countries such as Russia, Ukraine, Kazakhstan, Moldova and Belarus.

Ambev also has a license agreement with AB InBev allowing it to exclusively produce, distribute and market Budweiser and Stella Artois in Brazil and Canada. Ambev also distributes Budweiser in Chile, Paraguay, Uruguay, Guatemala, the Dominican Republic, El Salvador and Nicaragua and Corona in Argentina, Paraguay, Bolivia, Uruguay, Chile, Guatemala, El Salvador, Panama, Nicaragua and Canada.

2.10 Regulations affecting the Combined Group’s business

The Combined Group’s worldwide operations will be subject to extensive regulatory requirements regarding, among other things, production, distribution, importation, marketing, promotion, labelling, advertising, labour,

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pensions and public health, consumer protection and environmental issues. For example, in the United States, federal and state laws regulate most aspects of the brewing, sale, marketing, labelling and wholesaling of alcoholic beverage products. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department oversees the industry, and each state in which the Combined Group will sell or produce products, and some local authorities in jurisdictions in which it will sell products, also have regulations that affect its business and other brewers and wholesalers. It will be the policy of the Combined Group to abide by the laws and regulations around the world that apply to it or to its business. The Combined Group will rely on legal and operational compliance programmes, as well as local in-house and external counsel, to guide its businesses in complying with applicable laws and regulations of the countries in which it operates.

Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions around the world, often based on health considerations related to the misuse or harmful use of alcohol. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for advertising alcohol products, and in other countries, television advertising, while permitted, is carefully regulated. Media restrictions may constrain the Combined Group’s brand building potential. Labelling of the Combined Group’s products will also be regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of drinking alcohol products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (that is, beer purchased at a retail outlet for consumption at home or another location). AB InBev believes that the regulatory environment in most countries in which the Combined Group will operate is becoming increasingly strict with respect to health issues and expects this trend to continue in the future.

The distribution of beer and other alcoholic beverage products by the Combined Group may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government- or state-operated monopoly outlets (for example, in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in many countries (for example, in much of the European Union). In the United States, states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that the Combined Group will usually work with licensed third-party distributors to distribute its products to the points of sale.

In the United States, both federal and state laws generally will prohibit the Combined Group from providing anything of value to retailers, including paying slotting fees or (subject to exceptions) holding ownership interests in retailers. Some states will prohibit the Combined Group from being licensed as a wholesaler for its products. State laws will also regulate the interactions among the Combined Group, its wholesalers and consumers by, for example, limiting merchandise that can be provided to consumers or limiting promotional activities that can be held at retail premises. If the Combined Group were found to have violated applicable federal or state alcoholic beverage laws, it could be subject to a variety of sanctions, including fines, equitable relief and suspension or permanent revocation of its licences to brew or sell its products.

Governments in most of the countries in which the Combined Group will operate also establish minimum legal drinking ages, which generally vary from 16 to 21 years, impose minimum prices on alcohol products or impose other restrictions on sales, which affect demand for its products. Moreover, governments may respond to public pressure to curtail alcohol consumption by raising the legal drinking age, further limiting the number, type or operating hours of retail outlets or expanding retail licensing requirements. The Combined Group will work both independently and together with other brewers and alcoholic beverage companies to limit the negative consequences of inappropriate use of alcohol products and actively promote responsible sales and consumption.

Similarly, the Combined Group may need to respond to new legislation curtailing soft drink consumption at schools and other government-owned facilities via sugar taxation and point of sale and advertising restrictions.

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The Combined Group will be subject to antitrust and competition laws in the jurisdictions in which it operates and may be subject to regulatory scrutiny in certain of these jurisdictions.

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to consumers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 litres) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. In the past few years, Argentina, Belgium, Mexico, Bolivia, Ecuador, Panama, Brazil, Peru, Chile, Australia, Vietnam, Singapore, the Netherlands, Russia and Ukraine, among others, have all adopted proposals to increase beer excise taxes. Rising excise duties could drive up the Combined Group’s pricing to the consumer, which in turn could have a negative impact on its results of operations.

In most of the emerging world countries, high excise rates and lack of effective controls have generated illicit alcohol markets; these markets represent a significant public health risk and a source of fiscal leakage.

The Combined Group’s products will generally be sold in glass or PET bottles or aluminium or steel cans or stainless steel kegs. Legal requirements apply in various jurisdictions in which the Combined Group will operate, requiring that deposits or certain eco-taxes or fees are charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage-container-related deposit, recycling, eco-tax and/or extended producer responsibility statutes and regulations also apply in various jurisdictions in which the Combined Group will operate.

The Combined Group will be subject to different environmental legislation and controls in each of the countries in which it operates. Environmental laws in the countries in which the Combined Group will operate mostly relate to (i) the conformity of its operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents, (ii) the disposal of packaging, and (iii) noise levels. AB InBev believes that the regulatory climate in most countries in which the Combined Group will operate is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditures. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which the Combined Group will operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

The amount of dividends that will be payable to the Combined Group by its operating subsidiaries will, in certain countries, be subject to exchange control restrictions of the respective jurisdictions where those subsidiaries will be organised and operate.

4. Board and Management of Newbelco

4.1 Overview

This section 4 summarises the rules and principles according to which Newbelco’s board and management structure will be organised as from Completion, once the Newbelco Articles and the Newbelco Governance Charter will be effective. The Newbelco Articles will be adopted by the Newbelco General Meeting (composed of the holders of the Incorporation Shares) expected to be held on or around 28 September 2016 and will become effective subject to closing of the Belgian Offer. It is expected that the Newbelco Governance Charter will be adopted by the Newbelco Board shortly after Completion. The Newbelco Articles are available on AB InBev’s website (www.ab-inbev.com) and will, upon or shortly after Completion, be available on Newbelco’s website. The Newbelco Governance Charter will be available on Newbelco’s website once adopted by the Newbelco Board.

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The management structure of Newbelco will be a “one-tier” governance structure comprised of the board of directors. The Newbelco Board will be in charge of approving Newbelco’s strategy, overseeing Newbelco’s principal objectives, and assuming ultimate responsibility for the oversight of Newbelco’s activities. The executive management will be entrusted with the CEO who will be assisted by the Newbelco EBM and be responsible for the day-to-day management. The Newbelco Board will be assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

4.2 Newbelco board of directors

4.2.1 Role and responsibilities of the Newbelco Board

The Newbelco Board will be the ultimate decision-making body, except for the powers reserved to Newbelco Shareholders exercisable at shareholders’ meetings by law, or as specified in the Newbelco Articles.

Pursuant to the powers granted to it by law and the Newbelco Articles, the Newbelco Board will have the following exclusive powers and responsibilities:

1.	to approve Newbelco’s strategy, as recommended by the CEO and to oversee Newbelco’s principal objectives;

2.	to appoint and dismiss the CEO and the company secretary;

3.	to appoint and dismiss the members and the chairmen of the Newbelco Board Committees, and to monitor and review the effectiveness of the Newbelco Board Committees;

4.	to nominate independent director candidates for approval by the shareholders at the shareholders’ meeting, upon recommendation of the Nomination Committee;

5.	to assume ultimate responsibility for the oversight of Newbelco’s activities, and to work with the Audit Committee to ensure that the Newbelco EBM develops appropriate, adequate and cost-effective internal control and risk management mechanisms;

6.	to review and approve the annual, six-monthly, and if required quarterly, financial and consolidated statements, examine the financial position of any subsidiary of Newbelco if needed, and present at the ordinary shareholders’ meeting a clear and complete evaluation of Newbelco’s financial condition as prepared by the CEO;

7.	to review and approve all significant judgments concerning the application of International Financial Reporting Standards (IFRS) in the preparation of Newbelco’s financial statements upon the recommendation of the Audit Committee;

8.	to convene the shareholders’ meetings and determine any resolutions to be submitted for approval, including, among other matters, resolutions relating to the allocation of annual corporate financial results, and requests to discharge the Newbelco Board; and

9.	to establish Newbelco’s policy with respect to corporate communications and oversee all external means of communication, it being understood that communication on behalf of Newbelco to the outside world (after Newbelco Board approval) is reserved to the Chairman of the Newbelco Board and the CEO, with the right of delegation.

The Newbelco Board will also be vested with the following powers and responsibilities that it will exercise upon recommendation from the CEO:

1.	to determine the general corporate structure of the company;

2.	to appoint and dismiss the members of the Newbelco EBM;

3.	for key subsidiaries and affiliates, for strategic partnerships, and for companies in which Newbelco holds a strategic minority interest, to nominate the statutory auditors and directors subject to the approval by the shareholders at the shareholders’ meeting of the company concerned;

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4.	to approve the annual budget and investment plans, approve the annual plan for capital expenditure, and approve all non-planned capital expenditure exceeding USD 75.0 million, in the aggregate, in any year, it being understood that the Newbelco Board may delegate this responsibility to the Finance Committee;

5.	to approve the acquisition or disposal of trademarks other than in the ordinary course of business;

6.	to approve finance transactions and financial commitments which exceed in the aggregate USD 150 million, in notional amount, in any year and which are not intra-group transactions, it being understood that the Newbelco Board may delegate this responsibility, in whole or in part, to the Finance Committee;

7.	to approve the opening, closing or transfer of facilities, registered offices or operating sites, either in whole or in part, other than in the ordinary course of business;

8.	to approve capital contributions, acquisitions, divestments, transfers/pledging of equity interests, or related guarantees, which exceed USD 75.0 million in value;

9.	to approve acquisitions, divestitures, transfers or mortgaging of rights in real property, or long-term leases (baux emphytéotiques/erfpachten), which exceed USD 75.0 million in value; and

10.	to approve all political contributions and gifts having a value exceeding EUR 10,000, to the extent permitted by law.

The role and responsibilities of the Newbelco Board will be described in detail in the Newbelco Governance Charter.

4.2.2 Structure and composition of the Newbelco Board

4.2.2.1 General

(i) Newbelco Board Composition

Pursuant to article 19.1 of the Newbelco Articles, Newbelco will be managed by a board of directors comprising a minimum of three and a maximum of fifteen directors. The appointment and renewal of all directors will be subject to approval by Newbelco’s shareholders’ meeting. Pursuant to the Newbelco Articles, the directors may be natural persons or legal entities who may but need not be shareholders and are appointed by the shareholders’ meeting and are dismissible by it at any time. The Newbelco Governance Charter will provide that members of the Newbelco Board will be expected to be natural persons.

Except in cases of resignation, dismissal, revocation or other vacancy, it is expected that the Newbelco Board will be comprised of fifteen directors. When comprising fifteen directors, the Newbelco Board will be composed as follows:

•	three independent directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Newbelco Board; and

•	so long as the AB InBev Reference Shareholder and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates own in aggregate more than 30% of the shares with voting rights in the share capital of Newbelco, nine directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the AB InBev Reference Shareholder (and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates); and

•	so long as the holders of Restricted Newbelco Shares, together with their Affiliates and/or any of their Successors and/or Successors’ Affiliates, own in aggregate:

•	more than 13.5% of the shares with voting rights in the share capital of Newbelco, three Restricted Newbelco Share Directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders;

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•	more than 9% but not more than 13.5% of the shares with voting rights in the share capital of Newbelco, two Restricted Newbelco Share Directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders;

•	more than 4.5% but not more than 9% of the shares with voting rights in the share capital of Newbelco, one Restricted Newbelco Share Director will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders; and

•	4.5% or less than 4.5% of the shares with voting rights in the share capital of Newbelco, they will no longer have the right to propose any candidate for appointment as a member of the Newbelco Board and no Restricted Newbelco Share Directors will be appointed.

Please refer to articles 19.3, 20 and 21 of the Newbelco Articles for details of the mechanisms for calculating the number of Newbelco directors to be proposed by the AB InBev Reference Shareholder and/or the Restricted Newbelco Shareholders, the nomination of candidates for Restricted Newbelco Share Directors and voting on Restricted Newbelco Share Director candidates.

As an exception to the above, the composition of the first Newbelco Board that will be in place immediately following the closing of the Belgian Offer will be comprised of the following twelve members:

•	nine directors proposed by the AB InBev Reference Shareholder (all of which are existing members of the AB InBev Board): Mr. Grégoire de Spoelberch; Mr. Alexandre Van Damme; Mr. Carlos Alberto da Veiga Sicupira; Mr. Marcel Herrmann Telles; Mr. Stéfan Descheemaeker; Mr. Paul Cornet de Ways Ruart; Mr. Paulo Alberto Lemann; Mr. Alexandre Behring; and Ms. Maria Asuncion Aramburuzabala; and

•	three independent directors (all of which are existing independent directors of the AB InBev Board): Mr. Olivier Goudet; Ms. Michele Burns; and Mr. Elio Leoni Sceti.

The Newbelco General Meeting will be requested to approve the appointment of the nine directors proposed by the AB InBev Reference Shareholder and the three independent directors, with such appointments becoming effective upon closing of the Belgian Offer.

It is expected that (i) the nine directors proposed by the AB InBev Reference Shareholder will be appointed by the Newbelco General Meeting for a period of slightly less than two years expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2018, while (ii) the three independent directors will be appointed by the Newbelco General Meeting for a period of slightly less than four years expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2020.

Name	Principal function (expected)	Nature of directorship (expected)	Start of mandate (expected)	Expiry of term (expected)
María Asuncion Aramburuzabala	Director	Non-executive	8 October 2016	2018
Alexandre Behring	Director	Non-executive	8 October 2016	2018
M. Michele Burns	Independent director	Non-executive	8 October 2016	2020
Paul Cornet de Ways Ruart	Director	Non-executive	8 October 2016	2018
Stéfan Descheemaeker	Director	Non-executive	8 October 2016	2018
Olivier Goudet	Independent director, Chairman of the Board	Non-executive	8 October 2016	2020
Paulo Alberto Lemann	Director	Non-executive	8 October 2016	2018
Elio Leoni Sceti	Independent director	Non-executive	8 October 2016	2020

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Name	Principal function (expected)	Nature of directorship (expected)	Start of mandate (expected)	Expiry of term (expected)
Carlos Alberto Sicupira	Director	Non-executive	8 October 2016	2018
Grégoire de Spoelberch	Director	Non-executive	8 October 2016	2018
Marcel Herrmann Telles	Director	Non-executive	8 October 2016	2018
Alexandre Van Damme	Director	Non-executive	8 October 2016	2018

Ms. Aramburuzabala will be a non-executive member of the Newbelco Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnologico Autonomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently chairman of the Boards of Directors of Tresalia Capital, KIO Networks, Abilia and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Consejo Mexicano de Negocios, Fresnillio plc, Calidad de Vida, Progreso y Desarrollo para la Ciudad de México and El Universal, Compania Periodistica Nacional, and is an Advisory Board member of ITAM School of Business.

Mr. Behring is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in 1967, he is a Brazilian citizen and received a BS in Electrical Engineering from Pontificia Universidade Catolica in Rio de Janeiro and an MBA from Harvard Business School, having graduated as a Baker Scholar and Loeb Scholar. He is a co-founder and the Managing Partner of 3G Capital, a global investment firm with offices in New York and Rio de Janeiro, since 2004. Mr. Behring has served as Chairman of Restaurant Brands International since 3G Capital’s acquisition of Burger King in October 2010 and following Burger King’s subsequent acquisition of Tim Hortons in December 2014. Mr. Behring also serves as Chairman of the Kraft Heinz Company following the acquisition of H.J. Heinz Company by Berkshire Hathaway and 3G Capital in June 2013 and subsequent combination with Kraft Foods Group in July 2015. Additionally, Mr. Behring formerly served as a Director of CSX Corporation, a leading U.S. rail-based transportation company, from 2008 to 2011. Previously, Mr. Behring spent approximately ten years at GP Investments, one of Latin America’s premier private-equity firms, including eight years as a partner and member of the firm’s Investment Committee. He served for seven years, from 1998 through 2004, as a Director and CEO of one of Latin America’s largest railroads, ALL (America Latina Logistica).

Ms. Burns will be an independent member of the Newbelco Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Risk Committee, Alexion Pharmaceuticals, where she chairs the Strategy and Risk Committee, Cisco Systems, Etsy, where she chairs the Audit Committee and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores, where she chaired the Compensation and Nominating Committee and the Strategic Planning and Finance Committee. She also serves as the Center Fellow and Strategic Advisor to the Stanford Center on Longevity at Stanford University. Ms. Burns is on the Executive Board of the Elton John Aids Foundation, where she serves as Treasurer. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

Mr. Cornet de Ways Ruart is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA

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from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a member of the Board of Directors of Bunge Limited, EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

Mr. Descheemaeker is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1960, he is a Belgian citizen and graduated from Solvay Business School. He is the CEO of Nomad Food, a leader in the European frozen food sector. He joined Interbrew in 1996 as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, first in charge of Interbrew’s operations in the United States and Mexico, and then as InBev’s Zone President Central and Eastern Europe and eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at AB InBev and joined the AB InBev Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in January 2009 and served as Chief Executive Officer of Delhaize Europe from January 2012 until October 2013. He is a professor in Business Strategy at the Solvay Business School.

Mr. Goudet will be an independent member of the Newbelco Board. Born in 1964, he is a French citizen, holds a degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and CEO of JAB Holding Company, LLC, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions, including Group Finance Director. In 1998 he returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened to become the Executive Vice President as well as CFO. Between June 2012 and November 2015 he served as an Advisor to the Board of Mars. Mr. Goudet is also a Board member of Jacobs Douwe Egberts, the world’s leading pure play FMCG coffee and tea company; a Board member of Keurig Green Mountain, a leader in single-serve coffee and beverage technologies; Chairman of Peet’s Coffee & Tea, a premier specialty coffee and tea company and of Caribou Einstein, a premium coffee and bagel restaurant chain; a Board member of Coty Inc., a global leader in beauty; a Board member of Espresso House, the largest branded coffee shop chain in Scandinavia; and a Board member of Jimmy Choo PLC, a luxury leather goods company.

Mr. Lemann is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. In May 2005, Mr. Lemann founded Pollux Capital and is currently the Portfolio Manager there. Mr. Lemann is a board member of Lojas Americanas, the Lemann Foundation and Ambev.

Mr. Leoni Sceti will be an independent member of the Newbelco Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 25 years’ experience in the fast-moving consumer goods and media sectors. He was CEO of Iglo Group, a European food business whose brands are Birds Eye, Findus & Iglo. Iglo group was sold in May 2015 to Nomad Foods. He previously served as CEO of EMI Music from 2008 to 2010. Prior to EMI, Mr. Leoni Sceti had an international career in marketing and held senior leadership roles at Procter & Gamble and Reckitt

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Benckiser. Mr. Leoni Sceti is a private early investor in Media & Tech, the Chairman of London based LSG holdings and a Counsellor and Trustee at One Young World.

Mr. Sicupira is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in 1948, he is a Brazilian citizen and received a Bachelor of Business Administration from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He has been Chairman of Lojas Americanas since 1981, where he also served as Chief Executive Officer until 1992. He is a member of the Board of Directors of Restaurant Brands International Inc. and the Harvard Business School’s Board of Dean’s Advisors and a co-founder and Board member of Fundação Estudar, a non-profit organisation that provides scholarships for Brazilians.

Mr. de Spoelberch is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

Mr. Telles is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in 1950, he is a Brazilian citizen and holds a degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and has been a member of the Board of Directors of Ambev since 2000. He served as member of the Board of Directors of H.J. Heinz Company and now serves as member of the Board of Directors of the Kraft Heinz Company and of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organisation that provides scholarships for Brazilians and a founder and Chairman of Ismart, a non-profit organisation that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organisation that supports entrepreneurs in developing markets.

Mr. Van Damme is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings) and Jacobs Douwe Egberts (JDE) and Keurig Green Mountain (KGM). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements, as well as a director of the charitable, non-profit organisation DKMS, the largest bone marrow donor centre in the world.

With respect to the appointment of the Restricted Newbelco Share Directors, given the irrevocable undertakings of Altria and BEVCO to elect for the Partial Share Alternative, it is certain that, upon Completion, the holders of the Restricted Newbelco Shares will hold more than 13.5% of the shares with voting rights in the share capital of Newbelco, thereby allowing such holders to propose three directors for appointment to the Newbelco Board. Assuming Altria and BEVCO elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings and that all other UK Scheme Shareholders elect for the Cash Consideration, Altria and BEVCO will be able to effectively control the nomination of these three Restricted Newbelco Share Directors. Conversely, if all UK Scheme Shareholders, including Altria and BEVCO, elect for the Partial Share Alternative, Altria and BEVCO will hold only 40.38%

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of the Restricted Newbelco Shares following Completion and will not be able to effectively control the nomination of the three Restricted Newbelco Share Directors. On the date of the Newbelco General Meeting, the results of the Belgian Offer (and hence the number and identity of the holders of Restricted Newbelco Shares) will not yet be known. The Newbelco Shareholders will therefore not be in a position to appoint such remaining three directors on the date of the Newbelco General Meeting.

Provided all resolutions submitted to the Newbelco General Meeting, the AB InBev General Meeting and the SABMiller Meetings in connection with the Transaction are approved with the required quorum and majority, it is expected that SABMiller will cause the three Initial Newbelco Directors to resign shortly after the date of the Newbelco General Meeting, subject to and with effect from closing of the Belgian Offer, creating three vacant seats on the Newbelco Board. Once the results of the Belgian Offer and the identities of the holders of the Restricted Newbelco Shares are known, such holders will be able to nominate three candidate directors. If all three candidate directors are nominated by such holders on the day following the Belgian Offer, it is expected that all three candidates will be appointed on such day by co-optation by the Newbelco Board (which, at that point in time, will be comprised of the twelve individuals described above) to fill those vacancies. If less than three candidate directors are nominated by the holders of the Restricted Newbelco Shares on such day, it is expected that the Newbelco Board will proceed to the co-optation of such candidate directors on such day and organise a meeting of the holders of Restricted Newbelco Shares in order to seek the nomination of the other candidate directors by the holders of the Restricted Newbelco Shares so that all three Restricted Newbelco Share Directors are appointed as soon as possible after Completion.

Under Belgian law and pursuant to the Newbelco Articles, the appointment of the three Restricted Newbelco Share Directors by way of co-optation will (i) be subject to confirmation at the next shareholders’ meeting of Newbelco unless the holders of Restricted Newbelco Shares propose alternative candidates for appointment at such shareholders’ meeting, and (ii) assuming their appointment is confirmed at the next shareholders’ meeting of Newbelco, be for a term equal to the remainder of the original term of the three Initial Newbelco Directors (i.e. expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2017).

As at the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as directors of Newbelco following the closing of the Belgian Offer has not yet been effected. Accordingly, the persons who will serve as directors of Newbelco following the closing of the Belgian Offer may differ from the persons currently expected to serve in such capacity.

The business address of the members of the Newbelco Board will be Brouwerijplein 1, 3000 Leuven, Belgium.

(ii) Term of office

As a general principle, the term of office of all directors of Newbelco, except the Restricted Newbelco Share Directors, will be four years and terminate immediately after the closing of the fourth ordinary shareholders’ meeting following the date of their appointment, unless the shareholders’ meeting sets a shorter term. As an exception to this general principle, it is expected that the nine directors proposed by the AB InBev Reference Shareholder will be appointed by the Newbelco General Meeting for a period of slightly less than two years expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2018, as set out in sub-paragraph (i) (Newbelco Board Composition) above.

As far as the Restricted Newbelco Share Directors are concerned, their term of office will be one year and terminate immediately after the closing of the next ordinary shareholders’ meeting following the date of their appointment.

All directors will be eligible for re-election.

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(iii) Vacancy during a director’s term

When a position on the Newbelco Board becomes vacant, the remaining directors shall have the right to temporarily fill the vacancy by appointing a candidate proposed by (i) the Newbelco Board in the case of a vacancy relating to an independent director, (ii) the AB InBev Reference Shareholder in the case of a vacancy relating to a director appointed upon proposal of the AB InBev Reference Shareholder, or (iii) in the case of a vacancy relating to a Restricted Newbelco Share Director, the Proposing Holder (if such Proposing Holder then holds a Sufficient Restricted Shareholding), a Requisite Majority of Restricted Shareholders acting by written resolution, or a Restricted Shareholders’ Meeting, as further set out in the Newbelco Articles.

Any such temporary appointment shall (i) be subject to confirmation at the next shareholders’ meeting unless the Newbelco Board, the AB InBev Reference Shareholder or the Restricted Shareholders’ Meeting (or a Requisite Majority of Restricted Shareholders) propose an alternative candidate, and (ii) subject to such confirmation, be for a term equal to the remainder of the original term of the director who held office prior to such vacancy arising.

The following capitalised terms used in this sub-section (iii) (Vacancy during a director’s term) have the meanings given to them in the Newbelco Articles: “Proposing Holder”, “Requisite Majority of Restricted Shareholders”, “Restricted Shareholders’ Meeting” and “Sufficient Restricted Shareholding”.

(iv) Provision of information to directors

All Newbelco directors will be provided with all information that the Newbelco Board considers necessary for the performance of its duties and all information that the Newbelco Board considers is material to Newbelco.

4.2.2.2	Chairman of the Newbelco Board

The Newbelco Board will elect the Chairman from amongst its members who meet the criteria for an independent director. The initial Chairman is expected to be the existing chairman of the AB InBev Board, i.e. Mr. Olivier Goudet.

The Chairman will be responsible for the proper and efficient functioning of the Newbelco Board. He will determine the calendar of the Newbelco Board and committee meetings and the agenda of the Newbelco Board after consultation with the CEO and will chair the meetings of the Newbelco Board. The Chairman will represent the Newbelco Board from a public relations standpoint to shareholders and the public at large and will chair the shareholders’ meetings. The Chairman will also serve as interface between the Newbelco Board and major shareholders of Newbelco on matters of corporate governance.

4.2.2.3 Company secretary

The company secretary of Newbelco will ensure that Newbelco Board procedures are complied with and that the Newbelco Board acts in accordance with its statutory obligations and its obligations under the Newbelco Articles. He/she will advise the Newbelco Board on all governance matters and will assist the Chairman in fulfilling his duties as detailed above, as well as in the logistics associated with the affairs of the Newbelco Board (information, agenda, etc.).

The initial company secretary of the Newbelco Board is expected to be the existing secretary of AB InBev, i.e. Ms. Sabine Chalmers.

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4.2.2.4	Independent directors

Independent directors on the Newbelco Board will be required to meet specific requirements of independence that will be set out in the Newbelco Governance Charter. Such requirements are derived from, but not fully identical to, the requirements set out in the Belgian Companies Code and the Belgian Corporate Governance Code of March 2009 (when legally required, the criteria of independence provided by Belgian company law shall be applied by Newbelco). The requirements of independence contained in the Newbelco Governance Charter will be the following:

•	the director is not an executive or managing director of Newbelco or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on the Newbelco Board, or for a total term of more than 12 years;

•	the director is not an employee of Newbelco or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from Newbelco or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

•	the director does not have or has not had within the financial reported year a significant business relationship with Newbelco or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years a partner or an employee of Newbelco’s external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

When an independent director has served on the Newbelco Board for three terms, any proposal to renew his mandate as independent director must expressly indicate why the Newbelco Board considers that his independence as a director is preserved.

Independent directors on the Newbelco Board who serve on the Audit Committee will also be required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

4.2.2.5	General information on the directors

In relation to each of the twelve individuals who are expected to be members of the Newbelco Board upon closing of the Belgian Offer and whose identities are known at the date of this Prospectus (see section 4.2.2.1(i) (Newbelco Board Composition) above), Newbelco is not aware of (i) any convictions in relation to fraudulent offences in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any offices, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanction of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

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It is expected that none of the twelve individuals who are expected to be members of the Newbelco Board upon closing of the Belgian Offer and whose identities are known at the date of this Prospectus (see section 4.2.2.1(i) (Newbelco Board composition) above) will have upon Completion:

•	any conflicts of interest within the meaning of the Belgian Companies Code between any duties he/she owes to Newbelco and any private interests and/or other duties; or

•	a family relationship with any other member of the Newbelco Board whose identity is known at the date of this Prospectus (see section 4.2.2.1(i) (Newbelco Board composition) above) or any member of the Newbelco EBM listed in section 4.3.1.2 (Executive board of management) below.

Over the five years preceding the date of this Prospectus, the twelve individuals who are expected to be members of the Newbelco Board upon closing of the Belgian Offer and whose identities are known at the date of this Prospectus (see section 4.2.2.1(i) (Newbelco Board composition) above) hold or have held the following main directorships (apart from directorships they have held with AB InBev and its subsidiaries, or SABMiller and its subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Grupo Modelo, KIO Networks, Abilia, Red Universalia, Consejo Mexicano de Negocios, Fresnillo, plc, El Universal, Compania Periodistica Nacional, Calidad de Vida Progreso y Desarrollo para la Ciudad de México and Instituto Tecnológico Autónomo de México (ITAM) School of Business	Grupo Financiero Banamex, LLC, Banco Nacional de México,Telmex, América Móvil, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación, Latin America Conservation Council and Médica Sur

Alexandre Behring	3G Capital Partners., Restaurant Brands International and The Kraft Heinz Company	CSX Corporation

Michèle Burns	Cisco Systems Inc., The Goldman Sachs Group Inc., Alexion Pharmaceuticals Inc., Etsy Inc., Circle Internet Financial	Wal-Mart Stores Inc.
Paul Cornet de Ways Ruart	Bunge Ltd, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A.. and the AB InBev Reference Shareholder	Sparflex

Stéfan Descheemaeker	Nomad Foods, Eugénie Patri Sébastien S.A. and the AB InBev Reference Shareholder	Telenet Group Holding NV, Delhaize Group

Olivier Goudet	JAB Holding Company, Peet’s Coffee & Tea Inc., Coty Inc., Jacobs Douwe Egberts (JDE) BV, Acorn Holdings B.V., Jimmy Choo PLC, Espresso House Holding AB, Keurig Green Mountain Inc. and Caribou Coffee Company Inc.	Mars Inc., Wm. Wrigley Jr. Company, Agence Française des Investissements Internationaux and the Washington Performing Arts Society

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Name	Current	Past
Paulo Alberto Lemann	Pollux Capital, Lojas Americanas S.A., Lemann Foundation and Ambev, Lone Pine Capital LLC

Elio Leoni Sceti	LSG Holdings	EMI Music, Iglo Group, Beamly Ltd and Nomad Foods

Carlos Alberto Sicupira	Restaurant Brands International, Lojas Americanas S.A., 3G Capital Partners, Instituto de Desenvolvimento Gerencial—INDG, Fundaçao Estudar and the AB InBev Reference Shareholder	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A, Movimento Brasil Competitivo—MBC, ALL América Latina Logística S.A. and GP Investimentos

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the AB InBev Reference Shareholder, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Midi Developpement,(1) Solferino Holding S.A., Navarin S.A., Zencar S.A., Clearvolt S.A. and Fonds InBev Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1)

Marcel Herrmann Telles	3G Capital Partners, The Kraft Heinz Company, Instituto de Desenvolvimento Gerencial—INDG, Fundação Estudar, Instituto Social María Telles, Ambev and the AB InBev Reference Shareholder	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo, Burger King Worldwide Holdings, Inc., Itau/Unibanco International and Harvard Business School’s Board of Dean’s Advisors

Alexandre Van Damme	Jacobs Douwe Egberts (JDE), Restaurant Brands International, the AB InBev Reference Shareholder, Eugénie Patri Sébastien S.A. and Keurig Green Mountain (KGM)	UCB S.A.

(1)	As permanent representative

4.2.3 Newbelco Board meetings

The Newbelco Board will meet as frequently as the interests of Newbelco may require. In addition, special meetings of the Newbelco Board may be called and held at any time upon the call of either the Chairman or at least two directors, by notice to each director at least three business days before the meeting. Where duly justified by emergency and by the corporate interest of Newbelco, this three business day notice period will be able to be waived by the unanimous consent of the directors expressed in writing.

The Newbelco Board will be able to meet by a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other. Moreover, where duly justified by emergency and by the corporate interest of Newbelco, decisions may be adopted, without a meeting, by the unanimous written consent of the directors. However, this procedure may not be used for the approval of the annual accounts and the use of the authorised capital.

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Newbelco Board meetings will be based on a detailed agenda specifying the items for decision and those for information.

Each director will be authorised to appoint another member of the Newbelco Board to represent him and vote in his name. One director shall not represent more than one other director. Except in cases of force majeure, the Newbelco Board will only be able to deliberate if the majority of its members are present or represented. Newbelco Board decisions will be made by a simple majority of the votes cast.

At the CEO’s request, any member of the Newbelco EBM may be invited to attend the whole or any part of a Newbelco Board meeting.

The company secretary of the Newbelco Board will draft minutes of each meeting reflecting the issues which were discussed, the decisions which were taken and the reservations (if any) which were voiced by dissenting directors. The minutes will be signed by the majority of the directors present at the meeting.

4.2.4 Conflicts of interest and related party transactions

Newbelco directors will be required to arrange their personal and business affairs so as to avoid conflicts of interest with Newbelco within the meaning of article 523 of the Belgian Companies Code.

Any director with a conflicting financial interest on any matter before the Newbelco Board will be required to bring it to the attention of both the statutory auditor and fellow directors, will not take part in any deliberation and vote related thereto, and will not be taken into account for the purpose of calculating the quorum for the vote by the Newbelco Board on such matter. Conflicts of interest within the meaning of article 523 of the Belgian Companies Code will be disclosed in accordance with the relevant legal provisions.

Any proposed related party transaction or arrangement falling within the scope of article 524 of the Belgian Companies Code shall be submitted to a committee of three independent directors in accordance with such article and shall only be entered into after review by such committee.

4.2.5 Newbelco Board committees

The Newbelco Board will be assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

The existence of the Newbelco Board Committees will not decrease the responsibility of the Newbelco Board as a whole. Newbelco Board Committees will meet to prepare matters for consideration by the Newbelco Board. By exception to this principle (i) the Remuneration Committee may make decisions on individual remuneration packages, other than with respect to the CEO and the Newbelco EBM, and on performance against targets, to the extent that these matters have been specifically delegated to it by the Newbelco Board, and (ii) the Finance Committee will be empowered to make decisions on matters specifically delegated to it by the Newbelco Board, in each case without having to refer to an additional decision of the Newbelco Board.

4.2.5.1 Audit Committee

The Audit Committee will consist of a minimum of three members. The Audit Committee’s chairman and the Audit Committee members will be appointed by the Newbelco Board from among the independent non-executive directors. The chairman of the Audit Committee will not be the Chairman of the Newbelco Board. The CEO, Chief Legal and Corporate Affairs Officer and Chief Financial and Technology Officer will be invited to the meetings of the Audit Committee, unless the chairman of the Audit Committee or a majority of the members decide to meet in closed session.

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The Audit Committee will assist the Newbelco Board in its responsibility for oversight of (i) the integrity of Newbelco’s financial statements, (ii) its compliance with legal and regulatory requirements and the environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and the internal audit function.

The Audit Committee will be entitled to review information on any point it wishes to verify, and is authorised to acquire such information from any of Newbelco’s employees. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of the statutory auditor (save to the extent that such matters are subject to the exclusive competence of a general shareholder’s meeting in accordance with Belgian law). It will also establish procedures for confidential complaints regarding questionable accounting or auditing matters. It will also be authorised to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It will be entitled to call on the resources that will be needed for this task. It will be entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve Newbelco’s control processes.

The Audit Committee shall hold as many meetings as necessary with a minimum of four per year.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Audit Committee:

•	Ms. Michèle Burns, Chair

•	Mr. Olivier Goudet, member

•	Mr. Elio Leoni Sceti, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Audit Committee has not been effected; accordingly, the persons who will serve as members of the Audit Committee following Completion may differ from the persons currently expected to serve in such capacity.

4.2.5.2 Finance Committee

The Finance Committee will consist of at least three, but no more than six, members appointed by the Newbelco Board, all of whom will be non-executive directors. The Newbelco Board will appoint a chairman and, if deemed appropriate, a vice-chairman from among the Finance Committee members. The CEO and the Chief Financial and Technology Officer will be invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees will be invited on an ad hoc basis as deemed useful.

The Finance Committee will meet at least four times a year and as often as deemed necessary by its chairman or at least two of its members.

The Finance Committee will assist the Newbelco Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Finance Committee:

•	Mr. Alexandre Van Damme, Chairman

•	Mr. Alex Behring, member

•	Ms. Michèle Burns, member

•	Mr. Stéfan Descheemaeker, member

•	Mr. Paulo Lemann, member

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It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Finance Committee has not been effected; accordingly, the persons who will serve as members of the Finance Committee following Completion may differ from the persons currently expected to serve in such capacity.

4.2.5.3	Remuneration Committee

The Remuneration Committee will consist of three members appointed by the Newbelco Board, all of whom will be non-executive directors. The chairman of the Remuneration Committee will be a representative of the AB InBev Reference Shareholder and the other two members will meet the requirements of independence as set out in the Newbelco Governance Charter and in the Belgian Companies Code. The CEO and the Chief People Officer will be invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The Remuneration Committee shall meet at least four times a year and more often if required, and shall be convened by its chairman or at the request of at least two of its members.

The Remuneration Committee’s principal role will be to guide the Newbelco Board with respect to all its decisions relating to the remuneration policies for the Newbelco Board, the CEO and the Newbelco EBM and on their individual remuneration packages. The Remuneration Committee will ensure that the CEO and members of the Newbelco EBM are incentivised to achieve, and are compensated for, exceptional performance. The Remuneration Committee will also ensure the maintenance and continuous improvement of Newbelco’s compensation policy which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Remuneration Committee:

•	Mr. Marcel Herrmann Telles, Chairman

•	Mr. Olivier Goudet, member

•	Mr. Elio Leoni Sceti, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Remuneration Committee has not been effected; accordingly, the persons who will serve as members of the Remuneration Committee following Completion may differ from the persons currently expected to serve in such capacity.

4.2.5.4	Nomination Committee

The Nomination Committee will consist of five members appointed by the Newbelco Board, all of whom will be non-executive directors. The five members will include the Chairman of the Newbelco Board and the chairman of the Remuneration Committee. Four of the five Nomination Committee members will be representatives of the AB InBev Reference Shareholder. The CEO, the Chief People Officer and the Chief Legal and Corporate Affairs Officer will be invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The Nomination Committee’s principal role will be to guide the Newbelco Board appointment process. The Nomination Committee will (i) identify candidates qualified to become independent directors, (ii) review candidate directors proposed by the AB InBev Reference Shareholder and the Restricted Newbelco Shareholders, and (iii) make recommendations in view of the appointment of directors at the shareholders’ meeting. The Nomination Committee will also guide the Newbelco Board with respect to all its decisions relating to the appointment and retention of key talent within Newbelco.

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The Nomination Committee shall meet at least two times a year, and more, if required.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Nomination Committee:

•	Mr. Marcel Herrmann Telles, Chairman

•	Mr. Grégoire de Spoelberch, member

•	Mr. Olivier Goudet, member

•	Mr. Carlos Alberto da Veiga Sicupira, member

•	Mr. Alexandre Van Damme, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Nomination Committee has not been effected; accordingly, the persons who will serve as members of the Nomination Committee following Completion may differ from the persons currently expected to serve in such capacity.

4.3	Executive management

4.3.1 Role and responsibilities, composition, structure and organisation

4.3.1.1 CEO

The Newbelco Board will appoint and remove the CEO.

The CEO will be responsible for the day-to-day management of Newbelco and will oversee the organisation and efficient day-to-day management of subsidiaries, affiliates and joint ventures. The CEO will report to the Newbelco Board. The CEO will be responsible for the execution and management of all Newbelco Board decisions.

Upon Completion Mr. Carlos Brito, the existing chief executive officer of AB InBev, will serve as CEO of Newbelco.

4.3.1.2 Executive board of management

The CEO will be supported by the Newbelco EBM which will report to the CEO. The Newbelco EBM will be comprised of the CEO, functional heads (or ‘chiefs’) and zone presidents. The Newbelco EBM will perform such duties as may be assigned to it from time to time by the CEO or the Newbelco Board.

Directors may not hold executive roles in Newbelco (be it as members of the Newbelco EBM or otherwise) or be employees of Newbelco.

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The Newbelco EBM will be composed as follows:

Carlos Brito CEO
Functional heads (chiefs)		Zone presidents
Sabine Chalmers	Chief Legal & Corporate Affairs Officer	Jan Craps	Asia Pacific South

Michel Doukeris	Chief Sales Officer (effective January 2017) (1)	Jean Jereissati	Asia Pacific North (effective January 2017) (2)

Felipe Dutra	Chief Financial & Technology Officer	Mauricio Leyva	Middle Americas

Pedro Earp	Chief Disruptive Growth Officer	Carlos Lisboa	Latin America South (effective January 2017) (3)

Claudio Garcia	Chief People Officer	Stuart MacFarlane	Europe

Peter Kraemer	Chief Supply Officer	Ricardo Moreira	Latin America COPEC

Tony Milikin	Chief Procurement Officer	João Castro Neves	North America

Miguel Patricio	Chief Marketing Officer	Bernardo Pinto Paiva	Latin America North

Transitional roles:		Ricardo Tadeu	Africa

David Almeida	Chief Integration Officer

Claudio Braz Ferro	Chief Supply Integration Officer

Notes:

(1)	Until January 2017, Luiz Fernando Edmond will be Newbelco’s Chief Sales Officer. Michel Doukeris will replace Luiz Fernando Edmond as Newbelco’s Chief Sales Officer as from January 2017.
(2)	Until January 2017, Michel Doukeris will be Newbelco’s Zone President Asia Pacific North. Jean Jereissati will replace Michel Doukeris as Newbelco’s Zone President Asia Pacific North as from January 2017.
(3)	Until January 2017, Marcio Froes will be Newbelco’s Zone President Latin America South. Carlos Lisboa will replace Marcio Froes as Newbelco’s Zone President Latin America South as from January 2017.

Carlos Brito will be Newbelco’s CEO. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. He held positions at Shell Oil and Daimler Benz prior to joining Ambev in 1989. At Ambev he had roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is also a member of the board of directors of Ambev and of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

Sabine Chalmers will be Newbelco’s Chief Legal and Corporate Affairs Officer and Secretary to the board of directors. Born in 1965, Ms. Chalmers is a U.S. citizen of German and Indian origin and holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. Ms. Chalmers joined AB InBev in January 2005 after over 12 years with Diageo plc where she held a number of senior legal positions in various geographies across Europe, the Americas and Asia including as

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General Counsel of the Latin American and North American businesses. Prior to Diageo, she was an associate at the law firm of Lovells in London, specialising in mergers and acquisitions. Ms. Chalmers is a member of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors. She also serves on several professional councils and not-for-profit boards, including the Association of Corporate Counsel and Legal Momentum, the United States’ oldest legal defence and education fund dedicated to advancing the rights of women and girls.

Michel Doukeris will be Newbelco’s Chief Sales Officer (effective January 2017). Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held sales positions of increasing responsibility before becoming Vice President, Soft Drinks for AB InBev’s Latin America North zone in 2008. He was appointed President, AB InBev China in January 2010 and currently serves as Zone President, Asia Pacific of AB InBev, a position he has held since January 2013.

Luiz Fernando Edmond will be Newbelco’s Chief Sales Officer (until January 2017). Born in 1966, he is a Brazilian citizen and holds a Degree in Production Engineering from the Universidade Federal do Rio de Janeiro. Mr. Edmond joined Brahma, which later became Ambev, in 1990 as part of its first Management Trainee Program. At Ambev, he held various positions in the commercial, supply and distribution areas. He was appointed Zone President, Latin America North and Ambev’s Chief Executive Officer in January 2005 and held the position of Zone President, North America from November 2008 to December 2014. He was also a member of the board of directors of Ambev until December 2014. Effective 1 January 2015, he became AB InBev’s Chief Sales Officer.

Felipe Dutra will be Newbelco’s Chief Financial and Technology Officer. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined Ambev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of AB InBev’s subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and he became AB InBev’s Chief Financial Officer in January 2005. In 2014, Mr. Dutra became AB InBev’s Chief Financial and Technology Officer. He is also a member of the board of directors of Ambev and of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

Pedro Earp will be Newbelco’s Chief Disruptive Growth Officer. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Financial Economics from the London School of Economics. Mr. Earp joined AB InBev in 2000 as a Global Management Trainee in AB InBev’s Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to AB InBev’s global headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed VP, Strategic Planning in Canada in 2006, Global VP, Insights and Innovation in 2007, Global VP, M&A in 2009 and VP, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth Officer of AB InBev in February 2015.

Claudio Garcia will be Newbelco’s Chief People Officer. Born in 1968, he is a Brazilian citizen and holds a degree in Economics from the Universidade Estadual do Rio de Janeiro. Mr. Garcia joined Ambev as a management trainee in 1991 and thereafter held various positions in Finance and Operations before being appointed Information Technology and Shared Services Director in 2002. Mr. Garcia was appointed InBev’s Chief Information and Services Officer in January 2005 and its Chief People and Technology Officer in September 2006. To ensure a greater focus on building the best people pipeline globally, Mr. Garcia was appointed AB InBev’s Chief People Officer in 2014 focusing on AB InBev’s People organisation globally. This includes the Global Management Trainee Program, Global MBA recruitment, executive education and training and engagement initiatives.

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Peter Kraemer will be Newbelco’s Chief Supply Officer. Born in 1965, he is a U.S. Citizen. A fifth-generation Brewmaster and a native of St. Louis, Peter holds a Master’s degree in Business Administration from St. Louis University and a Bachelor’s degree in Chemical Engineering from Purdue University. He joined AB InBev 27 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Peter became VP, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.

Tony Milikin will be Newbelco’s Chief Procurement Officer. Born in 1961, he is a U.S. citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Mr. Milikin joined AB InBev in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions with increasing responsibilities at Monsanto and Alcon Laboratories.

Miguel Patricio will be Newbelco’s Chief Marketing Officer. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, the Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President, Marketing before being appointed Vice President, Marketing of InBev’s North American zone based in Toronto in January 2005. In January 2006, he was promoted to Zone President, North America, and in January 2008 he moved to Shanghai to take on the role of Zone President, Asia Pacific. He became AB InBev’s Chief Marketing Officer in July 2012.

David Almeida will be Newbelco’s Chief Integration Officer (transitional role). Born in 1976, David is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Vice President, U.S. Sales, a role he took on in 2011, having previously held the position of Vice President, Finance for the North American organisation. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining InBev in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Claudio Braz Ferro will be Newbelco’s Chief Supply Integration Officer (transitional role). Born in 1955, Mr. Ferro is a Brazilian citizen and holds a Degree in Industrial Chemistry from the Universidade Federal de Santa María, RS, and has studied Brewing Science at the Catholic University of Leuven. Mr. Ferro joined Ambev in 1977, where he held several key positions, including plant manager of the Skol brewery, Industrial Director of Brahma operations in Brazil and later VP Operations at Ambev in Latin America. Mr. Ferro also played a key role in structuring the supply organisation when Brahma and Antarctica combined to form Ambev in 2000. He was appointed Chief Supply Officer of AB InBev in January 2007 and then Chief Supply Integration Officer of AB InBev in March 2016.

Jan Craps will be Newbelco’s Zone President Pacific South. Born in 1977, Jan is a Belgian citizen and received a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, both in Belgium. Jan joined InBev in 2002 following two years as an associate consultant with McKinsey & Company and subsequently acquired a range of international experience in a number of senior marketing and sales executive positions in France and Belgium. In 2011, he relocated to Canada to lead AB InBev’s Quebec Sales Region and was then appointed Head of Sales for Canada followed by his appointment as Business Unit President of AB InBev in 2014.

Jean Jereissati will be Newbelco’s Zone President Asia Pacific North (effective January 2017). Born in 1974, Jean is a Brazilian citizen and earned a Bachelor’s degree in Business Administration from Fundação Getúlio Vargas in Brazil. Jean joined Ambev in 1998 in the commercial area. Prior to his current appointment as AB InBev’s Business Unit President China in 2013, he served as Business Unit President Hispanic Latin America

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during which time he led the integration of Cerveceria Nacional Dominicana. Jean also integrated Corona and Modelo Especial into AB InBev’s portfolio in Guatemala.

Mauricio Leyva will be Newbelco’s Zone President Middle Americas. Born in 1970, Mauricio is a Colombian citizen and received a Bachelor’s Degree in Business Administration from Universidad de Los Andes in Colombia and an International Management Diploma from ICN Postgraduate Business School, University de Nancy in France. Mauricio joined SABMiller Colombia in January 2005 as Commercial Vice President. His background includes senior roles in Sales and Marketing. In 2009, he was appointed President of SABMiller Honduras and later moved to Peru as the President and CEO. In 2013 he was named Chairman and Managing Director for South Africa, which position he currently holds.

Carlos Lisboa will be Newbelco’s Zone President Latin America South (effective January 2017). Born in 1969, Carlos is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Carlos joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin America North Zone. Carlos then led the International Business Unit in AB InBev’s Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands.

Marcio Froes will be Newbelco’s Zone President, Latin America South (until January 2017). Born in 1968, he is a Brazilian citizen and received a Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro and a Master’s Degree in Brewing from the University of Madrid, Spain, in Industrial Technology. He joined Ambev in 1993 as a Management Trainee and has held roles in Supply, People and Sales, before being appointed Vice President, People for AB InBev’s Canadian business in 2006. In Canada, he also served as Vice President, Supply and Sales prior to being appointed Business Unit President from 2008 to 2009. Most recently, he was Vice President, Supply in Latin America North and was appointed Zone President, Latin America South of AB InBev in January 2014.

Stuart MacFarlane will be Newbelco’s Zone President Europe. Born in 1967, he is a citizen of the UK and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined AB InBev in 1992 and since then has held senior roles in Finance, Marketing and Sales and was Managing Director for AB InBev’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev UK & Ireland in January 2008, and, in January 2012, became AB InBev’s Zone President, Central & Eastern Europe. In January 2014, he was appointed as Zone President, Europe to lead AB InBev’s new single European zone.

Ricardo Moreira will be Newbelco’s Zone President Latin America COPEC. Born in 1971, Ricardo is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialisation in Management from Chicago University in the U.S. Ricardo joined Ambev in 1995 and held various positions in the Sales and Finance organisations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Ricardo moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organisations and lead the commercial integration of Grupo Modelo. Ricardo Moreira is currently AB InBev’s Marketing Vice President for the Mexico Zone.

João Castro Neves will be Newbelco’s Zone President North America. Born in 1967, Mr. Castro Neves is a Brazilian citizen and holds a Degree in Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Illinois. He joined Ambev in 1996 and has held positions in various departments such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services. He was Ambev’s Chief Financial Officer and Investor Relations Officer before being appointed Zone President Latin America South in January 2007. He took on the role of Zone President Latin America North and

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CEO of Ambev in January 2009 and was appointed Zone President North America of AB InBev effective 1 January 2015. He is also a member of the board of directors of Ambev.

Bernardo Pinto Paiva will be Newbelco’s Zone President, Latin America North. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at AB InBev has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President, North America in January 2008 and Zone President, Latin America South in January 2009 before becoming Chief Sales Officer in January 2012. Effective 1 January 2015, he became Zone President, Latin America North and CEO of Ambev.

Ricardo Tadeu will be Newbelco’s Zone President Africa. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Law from Harvard Law School in Cambridge, Massachusetts. He joined AB InBev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for AB InBev’s operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He is also a member of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

The business address for all the executives listed above will be Brouwerijplein 1, 3000 Leuven, Belgium.

4.3.2 General information on the members of Newbelco EBM

In relation to each of the individuals listed in section 4.3.1.2 (Executive board of management) above, other than as set out above, Newbelco is not aware of (i) any convictions in relation to fraudulent offences in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any offices, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanction of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

It is expected that none of these executives will have upon Completion:

•	any conflicts of interest within the meaning of the Belgian Companies Code between any duties owed to Newbelco and any private interests and/or other duties; or

•	a family relationship with any member of the Newbelco Board whose identity is known at the date of this Prospectus (see section 4.2.2.1(i) (Newbelco Board composition) above) or with any other member of the Newbelco EBM listed in section 4.3.1.2 (Executive board of management) above.

Over the five years preceding the date of this Prospectus, the individuals listed in section 4.3.1.2 (Executive board of management) above hold or have held the following main directorships (apart from directorships they

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have held with AB InBev and its subsidiaries, or SABMiller and its subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Carlos Brito	Member of the Board of Trustees and Finance Committee of the Greenwich Academy, Inc; Member of the Advisory Board of the Tsinghua University School of Economics and Management; Chairman of the CEO Group at the International Alliance for Responsible Drinking (IARD); Member of the Global Brewers Initiative (GBI)	Advisory Council Member of Stanford Graduate School of Business; IAB Council Member of the China Europe International Business School (CEIBS)

Sabine Chalmers	Director of the Association of Corporate Counsel (ACC), Legal Momentum	—

Michel Doukeris	—	—

Luiz Fernando Edmond	—	—

Felipe Dutra	—	Director of Whitby School

Pedro Earp	—	Voxus

Claudio Garcia	Director of Lojas Americanas	—

Peter Kraemer	—	American Malting and Barley Association Inc.

Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council

Miguel Patricio	—	—

David Almeida	—	—

Claudio Braz Ferro	Member of the Board of Touch Foundation	—

Jan Craps	—	—

Jean Jereissati	—	—

Mauricio Leyva	—	—

Marcio Froes	—	—

Carlos Lisboa	—	—

Stuart MacFarlane	—	—

Ricardo Moreira	—	—

João Castro Neves	—	Director of Fundaçao Antonio e Helena Zerrenner

Bernardo Pinto Paiva	Director of Fundaçao Antonio e Helena Zerrenner	—

Ricardo Tadeu	—	—

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PART VII: DESCRIPTION OF NEWBELCO’S SHARES, ARTICLES OF ASSOCIATION AND CERTAIN CORPORATE GOVERNANCE MATTERS UPON COMPLETION

3.1.2	Transfer and conversion of shares

3.1.2.1 New	Ordinary Shares

New Ordinary Shares will be freely transferable.

3.1.2.2	Restricted Newbelco Shares – Transfer

No Restricted Newbelco Shareholder will be able, in each case directly or indirectly, to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, any of its Restricted Newbelco Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, for a period of five years from Completion, save as provided in this section 3.1.2 (Transfer and conversion of shares).

As an exception to this rule, any Restricted Newbelco Shareholder may, in each case directly or indirectly, transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant a lien or any security interest on, or enter into any form of hedging arrangement with respect to, its Restricted Newbelco Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, to or for the benefit of any person that is an Affiliate, a Successor and/or a Successor’s Affiliate, provided that if any such transferee ceases to be a member of the Restricted Shareholder Group (as defined in the Newbelco Articles) of the Restricted Newbelco Shareholder that initially made the transfer (or of its Successor), all such Restricted Newbelco Shares which such transferee owns or in which it holds an interest shall be automatically transferred to such Restricted Newbelco Shareholder (or a to person which, at the time of such transfer, is its Affiliate or its Successor) and shall therefore remain Restricted Newbelco Shares.

3.1.2.3 Restricted	Newbelco Shares – Conversion

Each Restricted Newbelco Shareholder will have the right to convert all or part of its holding of Restricted Newbelco Shares into New Ordinary Shares at its election (i) at any time after the fifth anniversary of Completion, and (ii) in some limited other instances, including immediately prior to or at any time after entering into an agreement or arrangement to effect any permitted transfer, as set out in section 3.1.2.5 (b) (Restricted Newbelco Shares—Pledge) below.

The Restricted Newbelco Shares shall automatically convert into New Ordinary Shares (i) upon any transfer, sale, contribution or other disposal, except in the case of permitted transfers as set out in section 3.1.2.5 (b) (Restricted Newbelco Shares—Pledge) below, provided that, in such cases, the Restricted Newbelco Shares shall automatically be converted into New Ordinary Shares upon any subsequent transfer, sale, contribution or disposal to any party which is not an Affiliate, a Successor or a Successor’s Affiliate of the Restricted Newbelco Shareholder (ii) immediately prior to the closing of a successful public takeover bid for all Newbelco Shares or the completion of a merger of Newbelco as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over Newbelco immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, Newbelco or the surviving entity following such takeover bid or merger, or (iii) upon the announcement of a squeeze-out bid for the outstanding Newbelco Shares, in accordance with article 513 of the Companies Code.

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In the event that all the shares in Newbelco are acquired by a company which the shareholders of Newbelco, immediately prior to such acquisition, control or exercise joint control over, Restricted Newbelco Shareholders shall be treated in an equivalent manner to holders of New Ordinary Shares, save that there shall be equivalent differences between the rights and restrictions attaching to the shares to be issued to holders of the New Ordinary Shares and the shares to be issued to holders of Restricted Newbelco Shares to reflect the differences in rights and restrictions between the New Ordinary Shares and the Restricted Newbelco Shares.

Upon conversion, each Restricted Newbelco Share will be re-classified as one New Ordinary Share.

If at any time the New Ordinary Shares shall be changed into a different number of Newbelco Shares or a different class of Newbelco Shares by reason of any share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, there will be an equivalent share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of shares or similar event with respect to the Restricted Newbelco Shares (such shares being “Revised Restricted Newbelco Shares”), provided that (i) nothing shall be deemed to permit Newbelco (including the Newbelco Board) to take any action with respect to its share capital that is otherwise prohibited by the Newbelco Articles, and (ii) if any such event would otherwise cause any Restricted Newbelco Shareholder to cease to hold at least one Revised Restricted Newbelco Share (by virtue of its entitlement, following such event, being to a fraction of less than one Revised Restricted Newbelco Share) its entitlement shall be rounded up to one Revised Restricted Newbelco Share.

3.1.2.4	Orderly disposal

Any initial holder of New Ordinary Shares resulting from the conversion of Restricted Newbelco Shares which were previously held by such holder (other than a Restricted Transferee) or any of its Affiliates who contemplates selling such New Ordinary Shares on a stock exchange on which the New Ordinary Shares are listed (other than by a block trade or overnight placement in accordance with customary market practice for dispositions of such nature) in a single transaction or series of connected transactions in an amount in excess of 1% of the total share capital within 3 months of the date of conversion shall use reasonable endeavours to effect such sale in an orderly manner of disposition that is not likely to disrupt materially the market for the Newbelco Shares and shall consult with Newbelco in advance of such sale, subject to Newbelco consenting to being made an insider for these purposes. The provisions in this paragraph do not apply to transfers to any Restricted Transferee as set out in section 3.1.2.5 (Restricted Newbelco Shares—Pledge) below.

3.1.2.5	Restricted Newbelco Shares—Pledge

Notwithstanding any restrictions on transfer in the Newbelco Articles or any provision herein to the contrary, any Restricted Newbelco Shareholder will be able:

(a)	with the prior written consent granted by the Newbelco Board (a “Pledge Consent”), to pledge, charge, assign, mortgage, or otherwise grant a lien over or grant any security interest on its Restricted Newbelco Shares or any interests therein and any rights relating thereto as security (in each case, a “Pledge”) in respect of any bona fide loans, credit facilities, notes, surety bonds (or other arrangements to secure a stay of execution on or the satisfaction of a judgment or order), letters of credit or any similar extensions of credit to such Restricted Newbelco Shareholder or any of its Affiliates, hedging, derivative or other financing transactions to which such Restricted Newbelco Shareholder or any of its Affiliates is a party or, in each case, in respect of which such Restricted Newbelco Shareholder or any of its Affiliates is a guarantor or security provider, or a guaranty of any of the foregoing;

(b)	to transfer, sell, contribute, offer, grant any option on, or otherwise dispose of, in each case directly or indirectly, or enter into any contract or other agreement to do any of the foregoing in respect of all or part of (or any interest in) its holding of Restricted Newbelco Shares that are the subject of a Pledge (to which a Pledge Consent has been given):

(i)

to, or as directed by or with the written consent of, the relevant pledgee, chargee, assignee, mortgagee, or other security interest holder (a “Pledgee”) or to, or as directed by or with the written consent of, a

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receiver, administrator or other similar official appointed in connection with an enforcement of a Pledge (a “Receiver”), simultaneously with, or at any time after, such Restricted Newbelco Shareholder, Pledgee or Receiver notifying Newbelco that such Pledgee or Receiver has enforced or commenced enforcement action with respect to such Pledge; or

(ii)	to the extent the Restricted Newbelco Shareholder determines in good faith that such transfer is the only commercially reasonable alternative available to prevent an imminent enforcement by a Pledgee or a Receiver in respect of such Restricted Newbelco Shares (and the proceeds of the transfer are used to satisfy the underlying obligation secured by the Pledge) and has given written notice to the Newbelco Board in which the Restricted Newbelco Shareholder confirms that it has determined in good faith that such transfer is the only commercially reasonable alternative available to prevent an imminent enforcement by the relevant Pledgee or Receiver in respect of such Restricted Newbelco Shares.

Save where a Pledge Consent has previously been given (which is the case for the consent letters entered into by AB InBev with Altria and BEVCO on 11 November 2015 which constitute Pledge Consents), the Newbelco Board shall have absolute discretion as to whether to grant a Pledge Consent. The Newbelco Board shall adopt shortly after Completion a pledging policy that will set out the circumstances in which the Board of Directors will grant a Pledge Consent. Such pledging policy can be amended by the Newbelco Board from time to time.

The pledging policy to be adopted by the Newbelco Board (a copy of which is available on AB InBev’s website) provides that the Newbelco Board will grant such a Pledge Consent if a Restricted Newbelco Shareholder provides to Newbelco (i) a request for a Pledge Consent containing certain specified information in relation to any proposed Pledge, and (ii) certain specified representations and warranties, including, amongst others, that the Pledge and the underlying arrangements which it secures are bona fide and are not being entered in order (whether in whole or in part) to circumvent the restrictions on transfer of the Restricted Newbelco Shares. The pledging policy available on AB InBev’s website provides further details of the process for requesting a Pledge Consent, including the information and representations and warranties to be provided, as well as a copy of a Pledge Consent request form.

In the event that Restricted Newbelco Shares are converted (whether at the option of its holder after 10 October 2021 or in the other instances provided for in the Newbelco Articles), provided that the conditions set out in the Newbelco Articles are met, Newbelco will record the conversion of the Restricted Newbelco Shares into New Ordinary Shares and, if relevant, the transfer of the New Ordinary Shares resulting from the conversion of the Restricted Newbelco Shares, in Newbelco’s share register on the same Business Day (if the notice relating to this conversion or transfer is received by Newbelco before 1.00 p.m. Brussels time) or the next Business Day (if the notice relating to this conversion or transfer is received by Newbelco after 1.00 p.m. Brussels time or on a day that is not a Business Day).

From the time of conversion, the New Ordinary Shares will be freely and unconditionally transferable by (or as directed by) the Restricted Newbelco Shareholder or Restricted Transferee or any transferee or transferees of such shares, free of any lock-up or other restriction.

On the same day as the recordation of the conversion, Newbelco will send to Euronext Brussels a request for admission to listing of such New Ordinary Shares and take all such steps that are within Newbelco’s control to ensure that admission to listing occurs promptly thereafter. Neither the Restricted Newbelco Shareholder, the Restricted Transferee nor any other transferee shall be liable for any cost or expense of Newbelco or its registrar in connection with such conversion or transfer and Newbelco shall not be liable for any delay in conversion or transfer or admission to listing provided it complies with this paragraph.

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3.1.2.6	Relaxation of restrictions applicable to Restricted Newbelco Shares

AB InBev and the individuals serving as directors of AB InBev as of the date of this Prospectus each intend, until the fifth anniversary of Completion (i) not to propose at any general meeting a resolution (or cause any other person to do so), and (ii) to vote against any resolution which would have the effect of:

•	removing or relaxing the transfer restrictions in relation to the Restricted Newbelco Shares set out above; or

•	allowing conversion of the Restricted Newbelco Shares into New Ordinary Shares,

in both cases prior to the fifth anniversary of the issuance of the Restricted Newbelco Shares, except under certain limited circumstances. The AB InBev Reference Shareholder also intends to procure (so far as it is able) the same. Furthermore, the statements in this paragraph are intended to be binding on Newbelco following Completion, although these intentions may be set aside in the event that (a) a tender offer is made for the whole of the issued share capital of Newbelco (excluding the Belgian Offer) and such offer becomes wholly unconditional, or (b) Newbelco implements a merger with a third party, in both cases in circumstances where the shareholders of Newbelco immediately prior to such tender offer or merger do not control (or exercise joint control over) Newbelco or the surviving entity (as applicable) following such tender offer or merger.

4.2	Rights of Restriced Newbelco Shares

4.2.1	Changes in Newbelco Shares

If at any time the New Ordinary Shares shall be changed into a different number of Newbelco Shares or a different class of Newbelco Shares by reason of any share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of Newbelco Shares, or any similar event shall have occurred, there will be an equivalent share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of Newbelco Shares or similar event with respect to the Restricted Newbelco Shares, provided that (i) nothing shall be deemed to permit Newbelco (including the Newbelco Board) to take any action with respect to its share capital that is otherwise prohibited by the Newbelco Articles and (ii) if any such event would otherwise cause any Restricted Newbelco Shareholder to cease to hold at least one such revised Restricted Newbelco Share by virtue of its entitlement following such event being to a fraction of less than one such revised Restricted Newbelco Share, its entitlement shall be rounded up to one such revised Restricted Newbelco Share.

4.2.2	Modifications to the rights attached to Newbelco Shares

As long as there remain any Restricted Newbelco Shares, any modification of the rights attached to the New Ordinary Shares or the Restricted Newbelco Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.

4.2.3	Appointment or re-election of Restricted Newbelco Share Directors

In advance of any shareholders’ meeting of Newbelco where the appointment, re-election or confirmation of co-optation of a Restricted Newbelco Share Director is to be decided, unless the procedure of written resolutions foreseen in the Newbelco Articles applies or in certain instances relating to the confirmation of a co-optation, the Newbelco Board shall convene a meeting of the Restricted Newbelco Shareholders in order for Restricted Newbelco Shareholders to vote for the candidates Restricted Newbelco Share Directors to be presented at a shareholders’ meeting of Newbelco, as further set out in article 21 of the Newbelco Articles.

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Annex B-2

Belgian Offer Prospectus

4.	JUSTIFICATION OF THE PRICE OF THE BELGIAN OFFER

4.1	Description of the valuation methods used

[U]nder the terms of the UK Scheme, UK Scheme Shareholders will have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a Form of Election or making an Electronic Election.

The amount of the Cash Consideration and the terms of the Partial Share Alternative, and, consequently, the Price of the Belgian Offer of £0.45 per Initial Newbelco Share, are the result of negotiations between AB InBev and SABMiller.

The Price of the Belgian Offer of £0.45 per Initial Newbelco Share will be offered to all UK Scheme Shareholders in respect of all of the Initial Newbelco Shares to be tendered by them into the Belgian Offer (being, in the case of UK Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration, all of their Initial Newbelco Shares and, in the case of UK Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative, the number of their Initial Newbelco Shares to be tendered into the Belgian Offer to satisfy the cash element of the Partial Share Alternative).

The Price of the Belgian Offer of £0.45 per Initial Newbelco Share is based on the value of SABMiller. This stems from the fact that upon the UK Scheme becoming effective and the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco, Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller. At the time of the Belgian Offer, the UK Scheme Shares will be Newbelco’s sole asset and the Initial Newbelco Shares will be all of the issued and outstanding shares of Newbelco at that point in time.

The Price of the Belgian Offer of £0.45 per Initial Newbelco Share has been approved by the AB InBev Board. The following valuation methods were viewed as most relevant in order to assess the value of SABMiller before giving effect to the Transaction and the proposed premium offered to SABMiller Shareholders and, therefore, the Price of the Belgian Offer:

•	Discounted cash flow analysis based on projections with regard to the future performance of SABMiller;

•	Valuation metrics of precedent comparable beer transactions; and

•	Offer premia for UK companies.

For the purposes of this Section 4 (Justification of the Price of the Belgian Offer), the valuation methods have been applied on the following basis:

•	Exchange rates are based on spot rates as of [9 August] 2016: $ to £ of [0.7697];

•	The analysis is based on SABMiller’s number of fully diluted shares outstanding as of [30 June 2016] computed with the Treasury Stock Method comprised of (i) [1,611,034,080] basic shares ([1,622,117,877] shares net of [11,083,797] shares held in SABMiller’s Employee Benefit Trust) and (ii) the shares resulting from the dilution based on the Initial Newbelco Share price implied by the different valuation methods. The number of fully diluted shares outstanding implied by the various valuation methods ranges from [1,639,420,020] to [1,643,456,237] shares in aggregate. The number of shares that will be bought back under the Treasury Stock Method is based on the value of the proceeds coming from the exercise of the dilutive instruments divided by a reference share price, which reflects the price implied by the various methodologies;

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•	SABMiller Enterprise Value and EBITDA refer to SABMiller Group Enterprise Value and EBITDA, which include the share of the associates and joint-ventures. The discounted cash flow analysis is therefore based on cash flows that include the share of the associates and joint-ventures. The comparable beer transaction analysis is therefore based on an EBITDA that includes the share of the associates and joint-ventures.

4.2	Justification of the price

4.2.1	Discounted cash flow (DCF) analysis

A discounted cash flow analysis aims at determining the Enterprise Value of a company by discounting the future free cash flows. From the Enterprise Value, the net financial debt and debt-like items are deducted and cash-like items are added to obtain the Equity Value. This valuation metric is strongly influenced by (i) the projections with regard to performance of the companies, (ii) the weighted average cost of capital used to discount the future cash flows and terminal values, and (iii) the Terminal Growth Rate used to compute the terminal value.

AB InBev performed a discounted cash flow analysis of SABMiller on a standalone basis, before giving effect to the Transaction, using information contained in public filings as well as AB InBev’s internal developed models and business plans.

The CAGR of the free cash flows generated during the calendar years 2016 through 2024 is assumed to be [7.9%].

In performing the discounted cash flow analysis, AB InBev applied a range of discount rates of [8.30% - 8.80%] to (i) after-tax unlevered free cash flows expected to be generated during the calendar years 2016 through 2024 and (ii) estimated terminal values using a range of Terminal Growth Rates of [3.00% - 3.50%].

This analysis results in an Enterprise Value range of [£74 - £87 billion] which implies an Equity Value range of [£58 - £69 billion].

SABMiller’s Equity Value range translates into a price range of [£0.3509 - £0.4203] per Initial Newbelco Share.

In order to reach a value per Initial Newbelco Share, AB InBev has discounted the cash flows (as described above) and then deducted (i) SABMiller’s net financial debt of [£7.4 billion] as of 31 March 2016, (ii) SABMiller’s unfunded pensions net liabilities based on the 31 March 2016 book value of [£0.1 billion], (iii) SABMiller’s Zenzele Scheme impact based on AB InBev’s estimate of [£0.4 billion], and (iv) SABMiller’s non-controlling interests in its controlled business, and divided the resulting Equity Value by the number of SABMiller diluted shares referred to above.

The value of SABMiller’s non-controlling interests in its controlled business is also based on the DCF valuation of the leakage on cash flows from the non-controlling interests which translates into a range of [£8.4 - £10.0 billion]. AB InBev applied the same ranges of discount rates of [8.30% - 8.80%] and Terminal Growth Rates of [3.00% - 3.50%] as for SABMiller. It should be noted that SABMiller’s EBITDA, Enterprise Value and leakage on cash flows from the non-controlling interests fully reflect the impact of the creation of CCBA, which was completed on 2 July 2016.

AB InBev notes that the Price of the Belgian Offer of £0.45 per Initial Newbelco Share represents a premium range of [7% - 28%] to the price implied by the DCF methodology.

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Table: Sensitivities on the DCF valuation method – implied value per Initial Newbelco Share (£)(1)

		PGR
		3.00%	3.25%	3.50%
	8.30%	£0.3882	£0.4035	£0.4203
WACC	8.55%	£0.3687	£0.3824	£0.3974
	8.80%	£0.3509	£0.3632	£0.3766

Source: Company Information, AB InBev Analysis.

(1)	Valuation date as of [9 August] 2016. Assuming mid-year cash-flow conversion and fully diluted SABMiller Shares outstanding.

Table: SABMiller WACC calculations

Debt	20%	Based on long-term target leverage of ~2.5x for SABMiller on a standalone basis, before giving effect to the Transaction

Equity	80%	Based on share price as of 14 September 2015

Cost of Debt	4.2%	In line with company weighted average cost of debt

Tax Rate	27.7%	Estimated long-term marginal tax rate

Beta	0.93	Average between the median of global consumer peers’ and AB InBev’s levered Local Barra Betas

Market Risk Premium	9.0%	Market risk premium adjusted for weighted average country risk premium

Risk Free Rate	1.5%	10Y US Treasury yield as of 9 August 2016

Cost of Equity	9.9%

WACC	8.55%

Source: Bloomberg, Barra, A. Damodaran – Equity Risk Premiums (March 2016 Edition), Company information.

As outlined in the Table above, the estimated WACC applicable to SABMiller is 8.55% based on the following parameters:

•	Capital structure based on target leverage of ~2.5x and share price as of 14 September 2015;

•	Pre-tax cost of debt of 4.2%, in line with SABMiller’s weighted average cost of debt; and

•	Cost of equity of 9.9% estimated using CAPM model with beta of 0.93, market risk premium of 9.0% and risk free rate of 1.5%.

4.2.2	Valuation metrics of precedent comparable beer transactions

This method consists of applying multiples observed during comparable transactions to SABMiller’s historical financial figures. The analysis is focused on Enterprise Value/EBITDA multiples. The reference to sales multiples was disregarded for the purpose of this valuation as they do not take into account differences in profitability levels of the companies. Multiples based on operating income were also omitted due to the discrepancies in the depreciation and amortisation policies.

AB InBev has taken into consideration the Enterprise Value/EBITDA multiples paid in the following transactions for companies similar to SABMiller in terms of business operations:

•	Heineken’s acquisition of a 40% control stake in Asia Pacific Breweries (“APB”) announced in July 2012;

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•	AB InBev’s acquisition of a 50% stake in Grupo Modelo announced in June 2012;

•	Ambev’s acquisition of a 51% stake in Cervecería Nacional Dominicana announced in April 2012;

•	Molson Coors’ acquisition of StarBev announced in April 2012;

•	Anadolu Efes’s acquisition of SABMiller’s Russian and Ukrainian Beer Operations announced in October 2011;

•	Kirin’s acquisition of a 51% stake in Schincariol announced in August 2011;

•	SABMiller’s acquisition of Foster’s announced in August 2011;

•	Heineken’s acquisition of FEMSA Cerveza announced in January 2010;

•	Kirin’s acquisition of a 54% stake in Lion Nathan announced in April 2009;

•	InBev’s acquisition of Anheuser-Busch announced in July 2008;

•	Heineken’s and Carlsberg’s acquisition of Scottish & Newcastle announced in January 2008; and

•	SABMiller’s acquisition of Bavaria announced in July 2005.

Date Announced	Acquiror	Target	Target Nation	Enterprise Value @ 100% (in £ billions)		EBITDA(4) Multiple
Jul-12	Heineken	APB (40% control stake)	Singapore	£6.9		17.1x
Jun-12	AB InBev	Grupo Modelo (50%)	Mexico	20.5		12.9x
Apr-12	Ambev	Cervecería Nacional Dominicana (51%)	Dominican Republic	~1.5		~13x
Apr-12	Molson Coors	StarBev	Czech Republic	2.2		11.0x
Oct-11	Anadolu Efes	SABMiller’s Russian and Ukrainian Beer Operations	Russia/Ukraine	1.2		12.8x
Aug-11	Kirin	Schincariol (51%)	Brazil	3.4		15.7x
Aug-11	SABMiller	Foster’s	Australia	7.9	(1)	13.8x	(1)
Jan-10	Heineken	FEMSA Cerveza	Mexico	4.7		12.0x
Apr-09	Kirin	Lion Nathan (54%)	Australia	4.0		13.4x
Jul-08	InBev	Anheuser-Busch	U.S.	30.4	(2)	12.4x	(2)
Jan-08	Heineken	Scottish & Newcastle	U.K.	4.5	(3)	11.9x	(3)
Jan-08	Carlsberg	Scottish & Newcastle	Russia	5.8		12.2x
Jul-05	SABMiller	Bavaria	Colombia	4.5		10.6x
				Mean		13.0x
				Median		12.8x
				1st Quartile		12.0x
				3rd Quartile		13.4x

				Memo: Transactions over £5bn:
				Mean		13.7x
				Median		12.9x
				1st Quartile		12.4x
				3rd Quartile		13.8x

Source: Publicly Available Information.

(1)	Excludes A$400m of estimated present value of historical tax losses.

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(2)	Enterprise value includes value of equity investments in Modelo and Tsingtao; EBITDA multiple excludes value of equity investments in Modelo and Tsingtao.
(3)	Enterprise value includes value of 37.5% stake in India; EBITDA multiple excludes value of 37.5% stake in India.
(4)	Based on LTM (Last Twelve Months) EBITDA.

It should be noted that each transaction is unique due to market conditions and expected synergies, however an Enterprise Value/EBITDA range of approximately [12.5x - 14.0x] is observed by AB InBev in relation to the above precedent transactions.

By applying this Enterprise Value/EBITDA range to SABMiller’s reference EBITDA of [£5.7 billion], defined as SABMiller fiscal year 2016 EBITDA including the share of associates and joint-ventures, SABMiller’s Enterprise Value range of [£71 - £80 billion] is implied. It should be noted that SABMiller’s EBITDA and Enterprise Value fully reflect the impact of the creation of CCBA, which was completed on 2 July 2016. SABMiller’s reference EBITDA of [£5.7 billion] includes a fully phased-in CCBA EBITDA of [£0.6 billion].

SABMiller’s Enterprise Value range implies an Equity Value range of [£56 - £63 billion]. The Equity Value was determined as (i) SABMiller’s Enterprise Value, (ii) less SABMiller’s net debt as of March 2016, (iii) less SABMiller’s unfunded pensions net liabilities based on March 2016 book value, (iv) less SABMiller’s Zenzele Scheme impact based on AB InBev’s estimate, (v) less SABMiller’s non-controlling interests, which value is based on the multiple range referred to above of [12.5x - 14.0x] and SABMiller fiscal year 2016 non-controlled EBITDA of [£0.6 billion] which includes a fully phased-in CCBA fiscal year 2016 non-controlled EBITDA of [£0.2 billion].

The SABMiller’s Equity Value range translates into a price range of [£0.3405 - £0.3867] per Initial Newbelco Share.

AB InBev notes that the Price of the Belgian Offer of £0.45 per Initial Newbelco Share represents a premium range of [16% - 32%] to the price implied by the precedent transactions methodology.

4.2.3	Offer premia for UK companies

This method consists in applying a premium to a SABMiller reference price as of the Unaffected Date. Market valuations referred to as “unaffected” are as of 14 September 2015 (the Unaffected Date), which is the last Business Day prior to renewed speculation of an approach by AB InBev.

The table below provides an analysis of the premia paid for UK companies observed in all-cash deals announced since [31 October 2005], and with a transaction value of over [£5 billion]:

PREMIUM	1st QUARTILE	MEDIAN	AVERAGE	4th QUARTILE
1-Day	22.2%	39.0%	35.1%	44.4%

	Number of Transactions: 15

Source: Dealogic.

Based on the above analysis, AB InBev notes that a premium range of [20% - 50%] to SABMiller’s share price as of the Unaffected Date of [£0.2934] translates into a price range of [£0.3520 - £0.4400] per Initial Newbelco Share, each SABMiller share representing 100 Initial Newbelco Shares.

AB InBev notes that the Price of the Belgian Offer of £0.45 per Initial Newbelco Share represents a premium range of [2% - 28%] to the price implied by the UK premia analysis.

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3.	EMPLOYMENT AT SABMILLER

Retention and incentivisation

AB InBev has reiterated to SABMiller that it attaches great importance to the skills and experience of the existing management and employees of SABMiller and recognises that SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence. As a result, AB InBev expects that key members of SABMiller’s management team and employees would play a significant role in the Combined Group across the organisation.

The SABMiller Board and the AB InBev Board recognise the importance of retaining the necessary skills and experience within the SABMiller business in the period to Completion and beyond. AB InBev and SABMiller have therefore agreed to certain retention and incentivisation arrangements for SABMiller employees.

AB InBev has put in place a cash incentive plan for certain key employees of SABMiller (excluding the SABMiller executive directors and members of the executive committee) linked to the timing of Completion. Participating employees will be entitled to receive:

•	up to 6 months’ pay if specified regulatory approvals are obtained, information for certain financing arrangements is supplied, milestones in preparing for integration and disposals are achieved, and/or relevant conditional disposal agreements are signed on or before a specified date; and

•	up to 12 months’ pay if Completion occurs on or before a specified date.

Pay for this purpose is defined as base pay plus target bonus, as determined in accordance with normal SABMiller practice. If these specified dates are not achieved, an amount may still be paid at the discretion of AB InBev and SABMiller.

AB InBev also plans to put in place a performance-based long-term incentive plan under which AB InBev options will be granted to certain employees of SABMiller following Completion. No members of SABMiller’s existing management will participate in this arrangement.

In accordance with the Co-operation Agreement, certain SABMiller employees (excluding the SABMiller executive directors and the members of the executive committee) are eligible for cash retention payments, payable in instalments over a period of 24 months from the date of the Announcement and conditional upon the employee performing satisfactorily and not resigning or being dismissed for cause prior to the relevant payment date.

SABMiller and AB InBev have agreed that bonus payments for SABMiller employees (other than for the SABMiller executive directors) for the part year to Completion will be paid at 75% of maximum on a pro rata basis. AB InBev has also agreed that, for those employees of the SABMiller Group (other than the SABMiller executive directors and members of the executive committee) who remain in employment at the end of the financial year in which Completion occurs, bonus payments will be calculated by reference to actual performance achieved but will be subject to a multiplier of 1.2, provided certain targets are achieved. Any employee (other than the SABMiller executive directors) who leaves between Completion and the end of the financial year in which Completion occurs will be entitled to a bonus calculated by reference to the higher of 75% of maximum or actual performance (on a pro rata basis) less any payment made at Completion. Any employee (other than the SABMiller executive directors and the members of the executive committee) who is subject to a qualifying termination in the 24 months following Completion will have the period of notice to which they would otherwise be legally entitled doubled (up to a maximum of 12 months’ notice) for the purposes of calculating their notice payments.

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Terms and conditions of employment

In addition to these retention and incentive arrangements, AB InBev has agreed that it will, for at least one complete financial year following Completion, preserve the terms and conditions of employment of all employees who remain with the SABMiller Group, provided that this shall not apply to employees of the CCBA Group other than those employees who were employees of a member of the SABMiller Group immediately prior to completion of the CCBA Transaction.

Integration

AB InBev continues to develop its plans for integrating the Combined Group following Completion. AB InBev and SABMiller are engaged in ongoing consultation with appropriate employee representatives regarding the Transaction and integration. AB InBev will continue its dialogue with relevant employee representatives and will engage with appropriate stakeholders in finalising its integration plans.

There are some functions within the Combined Group, such as sales and front-office supply, where it has not been possible to advance integration planning because of regulatory restrictions. AB InBev is therefore unable to give any view on the impact of the Transaction on employment in these functions. For those functions where integration planning has been possible within the Combined Group, AB InBev currently expects an overall potential job reduction of approximately roles globally across the Combined Group or approximately per cent of the total workforce of the Combined Group. It is anticipated that these job reductions will be implemented gradually, in phases, over a three-year period following Completion. Subject to consultation with affected employees, AB InBev also expects to close the SABMiller research centre in Nottingham and the head office at One Stanhope Gate, London in the period of 12 months following Completion.

While the extent of any job reductions in all locations is not yet certain, AB InBev’s stated intention that the Combined Group will be headquartered in Leuven and will retain AB InBev’s Global Functional Management Office in New York will mean that the head office functions of AB InBev and SABMiller are integrated into AB InBev’s headquarters and the Global Functional Management Office following Completion. This integration is subject to consultation with the potentially affected SABMiller employees but is likely to involve the loss of roles at SABMiller’s global headquarters in Woking (the SABMiller GHQ) in a short period following Completion. AB InBev will work to mitigate the impact of this by making alternative roles available in integration and business continuity teams that will remain at the SABMiller GHQ (with some of these roles being filled by current AB InBev employees) for an as yet undetermined period following Completion, and by making available AB InBev vacancies to affected SABMiller employees following Completion.

AB InBev has announced its intention to co-locate the various zone headquarters in the Combined Group. The co-location proposal is subject to appropriate consultation with any affected employees but would involve the SABMiller regional headquarters (and any associated roles):

•	in Miami being relocated to Bogotá, Colombia; and

•	in Hong Kong and Beijing being relocated to Melbourne, Australia,

within a few months after Completion, following the establishment of the relevant zone headquarters. In relation to the European headquarters, AB InBev’s intention is to retain its headquarters in Belgium.

AB InBev has entered into an agreement to sell certain of SABMiller’s European premium brands to Asahi Group Holdings, Ltd, immediately following Completion. It has also announced its intended divestiture of SABMiller’s Central and Eastern European businesses, which will be finalised after Completion. The divestments will result in employees in those businesses leaving the Combined Group.

The future of SABMiller’s Europe hub in Zug, Switzerland will be determined as part of the Central and Eastern European divestment process. The details of these proposals is subject to appropriate consultation with affected employees.

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AB InBev will also be looking at how the Procurement functions of both SABMiller and AB InBev will be organised within the Combined Group. At this stage, the Global Procurement Offices of both AB InBev and SABMiller will continue to operate in Leuven, Belgium; Zug, Switzerland; and Prague, Czech Republic following Completion, until a further review has been completed.

AB InBev has also announced its new nine-Zone organisational model and has announced that the Executive Board of Management of the Combined Group following Completion will be composed of the nine Zone Presidents and ten Functional Heads of the Combined Group, reporting to AB InBev’s CEO. Mauricio Leyva, the current Managing Director of SAB (Pty) Limited, will be joining the Executive Board of Management as the Middle Americas Zone President. It is expected that none of the current SABMiller executive committee members will have long term roles in the Combined Group. However, three members of the executive committee will remain in the Combined Group for at least six months following Completion, to assist with transition implementation. All other members of SABMiller’s executive committee will leave the business on Completion.

As a consequence of AB InBev’s new organisational model, many of the markets currently served by AB InBev International (ABII) will be integrated into the new Zones. Therefore, it is anticipated that ABII will be decentralised and all its remaining markets managed by the respective Zones. This is subject to appropriate consultation with affected employees.

In South Africa, under the conditions set out by the South African Competition Tribunal in its approval of the Transaction, AB InBev is prohibited from undertaking involuntary retrenchments related to the transaction in South Africa. In addition, AB InBev has committed to maintaining its total permanent employment levels in South Africa as at the date of Completion, for a period of five years. However, AB InBev may seek to implement changes to the reporting lines and roles of, and work undertaken by, certain employees in South Africa following Completion. The details of any such changes are not yet known and would be subject to appropriate consultation.

AB InBev confirms that, upon and following Completion, it will fully observe the existing contractual and statutory employment rights of SABMiller’s management and employees in accordance with applicable law. Further, AB InBev confirms that there is no current intention to make any material change to the terms and conditions of employment of the employees of the Combined Group. AB InBev also confirms that it will continue to comply with all of its pension obligations (including any commitment to make employer contributions) and has no current intention to change the basis on which new members are admitted.

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Annex B-3

PART XIII: GLOSSARY OF SELECTED TERMS

AB InBev	Anheuser-Busch InBev SA/NV, a limited liability company (société anonyme / naamloze vennootschap) incorporated in Belgium, with its registered address at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

AB InBev Board	the board of directors of AB InBev

AB InBev General Meeting	the general meeting of AB InBev Shareholders (and any adjournment thereof) to be convened in connection with the Belgian Offer, the Belgian Merger and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions

AB InBev Group	AB InBev and the group of companies owned and/or controlled by AB InBev

AB InBev Reference Shareholder	Stichting Anheuser-Busch InBev or any Successor thereof

AB InBev Shareholders	holders of AB InBev Shares and/or AB InBev ADSs from time to time

AB InBev Shares	AB InBev ordinary shares

ADS	American Depositary Share

Affiliate	an affiliate within the meaning of Article 11 of the Belgian Companies Code

Altria	Altria Group, Inc.

Altria Irrevocable	the irrevocable undertaking entered into by AB InBev with Altria on 11 November 2015

Ambev	Ambev S.A.

Audit Committee	the audit committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

Belgian Companies Code	the Belgian law of 7 May 1999, setting out the Companies Code, as amended from time to time

Belgian Corporate Governance Code	the Belgian Code on Corporate Governance of 12 March 2009

Belgian Merger	the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group

Belgian Offer	the voluntary cash takeover offer to be made by AB InBev for all of the Initial Newbelco Shares pursuant to the Takeover Law and the Takeover Royal Decree

BEVCO	BEVCO Ltd.

BEVCO Irrevocable	the irrevocable undertaking entered into by AB InBev with BEVCO on 11 November 2015

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Business Day or business day	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in each of London, Brussels, Johannesburg and New York

CAGR	the Compound Annual Growth Rate is a mean annual growth rate over a specified period of time

Capital Increase	the capital increase of Newbelco against the contribution in kind by the UK Scheme Shareholders of their UK Scheme Shares and the issue of Initial Newbelco Shares to such UK Scheme Shareholders in exchange for such contribution, to be approved by the Newbelco General Meeting in connection with the implementation of the UK Scheme

Cash Consideration	the cash proceeds to be received by the UK Scheme Shareholders who do not elect (and are not deemed to elect) for the Partial Share Alternative under and subject to the terms of the Transaction and as further described in section 2.1.1 (Summary description) of Part V of this Prospectus

CCBA	Coca-Cola Beverages Africa (Pty) Ltd

CCBA Group	Coca-Cola Beverages Africa (Pty) Ltd and its subsidiaries from time to time

CCBA Transaction	the transaction announced by SABMiller on 27 November 2014 between SABMiller, The Coca-Cola Company and Gutsche Family Investments Proprietary Limited

CEO	the Chief Executive Officer of Newbelco upon Completion

Chairman	the chairman of the Newbelco Board upon Completion

Combined Group	the enlarged group following the Transaction, comprising the AB InBev Group, the SABMiller Group and Newbelco

Completion	completion of the Belgian Merger (which will not occur until after (i) the UK Scheme has become Effective, and (ii) the subsequent closing of the Belgian Offer)

Co-operation Agreement	the agreement dated 11 November 2015 between AB InBev and SABMiller and relating, among other things, to the implementation of the Transaction, as amended from time to time

CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the UK Uncertificated Securities Regulations 2001 (as amended)

EBITDA, as defined (and as it relates to AB InBev and/or the AB InBev Group)	has the meaning given in Annex 3, Part A (Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—EBITDA, as defined) of this Prospectus

Effective

in the context of the Transaction:

(a) if the Transaction is implemented by way of the UK Scheme, the UK Scheme having become effective pursuant to its terms; or

(b) if the Transaction is implemented by way of a UK Offer, such UK Offer having been declared and become unconditional in all respects in accordance with the requirements of the UK City Code

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Election	an election made for the Cash Consideration or the Partial Share Alternative, including both an Electronic Election and an election made by the Form of Election, and (where the context so requires) an election deemed to have been made pursuant to the terms of the UK Scheme

Electronic Election	an election made via CREST or the STRATE System for the Cash Consideration or the Partial Share Alternative by a UK Scheme Shareholder who holds UK Scheme Shares in uncertificated form

Enterprise Value	the Equity Value (i) plus net debt (defined as gross interest bearing debt less cash and cash equivalents), (ii) plus the value of the pensions, (iii) plus the value of non-controlling interests, (iv) less the value of associates and joint-ventures, except otherwise noted, it being understood that, with respect to SABMiller, the Enterprise Value (i) refers to the SABMiller Group Enterprise Value, which includes the value of the associates and joint-ventures, (ii) fully reflects the impact of the creation of CCBA and (iii) has been adjusted for those items given their material and recurring impact

Equity Value	the Equity Value is determined as the product of the share price and the diluted number of shares outstanding at the relevant time

EU or European Union	an economic and political union of 28 member states which are located primarily in Europe

Euronext Brussels	the regulated market operated by Euronext Brussels NV/SA, a regulated market within the meaning of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC (MiFID)

Exchange Act	the U.S. Securities Exchange Act of 1934, as amended

Finance Committee	the finance committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

Form of Election	the form of election relating to the Cash Consideration and the Partial Share Alternative to be sent to SABMiller Shareholders who hold their SABMiller Shares in certificated form

FSMA	the Belgian Financial Services and Market Authority (Autorité des Services et Marchés Financiers / Autoriteit voor Financiële Diensten en Markten), which succeeded the Belgian Banking, Finance and Insurance Commission as the financial regulatory agency for Belgium on 1 April 2011

Grupo Modelo	Grupo Modelo, S. de R.L. de C.V.

IFRS	International Financing Reporting Standards, as adopted by the EU

Incorporation Shares	the 6,150,000 registered shares without nominal value issued by Newbelco on 3 March 2016 and outstanding as at the date of this Prospectus, which will be cancelled with effect simultaneously with the completion of the Capital Increase

B-3-3

Initial Newbelco Directors	the members of the Newbelco Board at the date of this Prospectus, comprised of three directors associated with Intertrust (Christophe Tans, Irène Florescu and Wouter Vanmechelen), who are expected to resign upon closing of the Belgian Offer

Initial Newbelco Shares	the ordinary shares in the capital of Newbelco to be issued to UK Scheme Shareholders pursuant to the terms of the UK Scheme

Johannesburg Stock Exchange	the securities exchange operated by the JSE under the South African Financial Markets Act, 19 of 2012 (as amended)

Listing	the admission to listing and trading of the New Ordinary Shares on Euronext Brussels

Long Stop Date	the date falling 18 months after the date of the Rule 2.7 Announcement or such later date as may be agreed in writing by SABMiller and AB InBev (with the UK Panel’s consent and as the UK Court may approve (if such approval(s) is or are required))

Mexico Stock Exchange	the Bolsa Mexicana de Valores, S.A.B. de C.V.

Molson Coors	Molson Coors Brewing Company

Newbelco	Newbelco SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels)

Newbelco ADS	an ADS of Newbelco, represented by an ADR

Newbelco Articles	the articles of association of Newbelco, to be adopted by the Newbelco General Meeting expected to be held on or around 28 September 2016 and will be effective upon closing of the Belgian Offer, save for certain specific provisions that will only become effective upon the Listing becoming effective

Newbelco Board	the board of directors of Newbelco

Newbelco Board Committees	the four committees assisting the Newbelco Board, being the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

Newbelco EBM	the executive board of management of Newbelco upon Completion

Newbelco General Meeting	the general meeting of the Newbelco Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the Newbelco Resolutions

Newbelco Governance Charter	the corporate governance charter of Newbelco, as it will be adopted by the Newbelco General Meeting expected to be held on or around 28 September 2016 and will be effective subject to closing of the Belgian Offer

Newbelco Shareholders	holders of Newbelco Shares and/or Newbelco ADSs from time to time

Newbelco Shares	the Incorporation Shares, the Initial Newbelco Shares, the Restricted Newbelco Shares or the New Ordinary Shares, as applicable

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New Ordinary Shares	the ordinary shares in Newbelco (i) resulting from the consolidation of the Initial Newbelco Shares acquired by AB InBev in the context of the Belgian Offer, (ii) to be issued to AB InBev Shareholders pursuant to the Belgian Merger upon Completion, and (iii) to be issued from time to time following Completion and into which the Restricted Newbelco Shares can be converted in accordance with their terms

Nomination Committee	the nomination committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

NYSE	the New York Stock Exchange

Partial Share Alternative	the alternative whereby UK Scheme Shareholders (other than Restricted Overseas Shareholders) may elect (or are deemed to elect) to receive Restricted Newbelco Shares and cash instead of the Cash Consideration under and subject to the terms of the Transaction, as further described in section 2.1.1 (Summary description) of Part V of this Prospectus

Pledge	has the meaning given in section 3.1.2.5 (Restricted Newbelco Shares - Pledge) of Part VII of this Prospectus

Pledge Consent	has the meaning given in section 3.1.2.5 (Restricted Newbelco Shares - Pledge) of Part VII of this Prospectus

Pledgee	has the meaning given in section 3.1.2.5 (Restricted Newbelco Shares - Pledge) of Part VII of this Prospectus

Price of the Belgian Offer	the cash consideration given by AB InBev for each Initial Newbelco Share tendered into the Belgian Offer, as described in Section 3.2 (Cash Consideration) of Part VII of the Belgian Offer Prospectus

Prospectus	this document relating to the admission to trading and listing of all New Ordinary Shares on Euronext Brussels

Rayvax	Rayvax, Société d’Investissements S.A.

Receiver	has the meaning given in section 3.1.2.5 (Restricted Newbelco Shares - Pledge) of Part VII of this Prospectus

Reclassification and Consolidation

(a)    the automatic reclassification and consolidation of any Initial Newbelco Shares which are retained after closing of the Belgian Offer by UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative on the basis of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of Restricted Newbelco Shares); and

(b)    the automatic consolidation of any Initial Newbelco Shares which are acquired by AB InBev in the context of the Belgian Offer on the basis of one New Ordinary Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of New Ordinary Shares);

in each case, upon the passing of the notarial deed acknowledging the closing of the Belgian Offer

Remuneration Committee	the remuneration committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

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Restricted Newbelco Shares	restricted shares in the capital of Newbelco, which will come into existence as a result of the Reclassification and Consolidation

Restricted Newbelco Share Directors	the Newbelco directors appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders

Restricted Newbelco Shareholders	the holders of Restricted Newbelco Shares

Restricted Transferee	has the meaning given in section 3.1.2.5 (Restricted Newbelco Shares - Pledge) of Part VII of this Prospectus

Revised Restricted Newbelco Shares	has the meaning given in section 3.1.2.3 (Restricted Newbelco Shares - Conversion) of Part VII of this Prospectus

SABMiller	SABMiller plc, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416

SABMiller ADS Depositary	the depositary from time to time for the SABMiller ADSs pursuant to a deposit agreement between it, SABMiller and the holders and beneficial owners of SABMiller ADSs

SABMiller ADSs	American Depositary Shares of SABMiller

SABMiller General Meeting	the general meeting of SABMiller Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the SABMiller Resolution

SABMiller Group	SABMiller and the group of companies owned and/or controlled by SABMiller

SABMiller Meetings	the UK Scheme Court Meeting and the SABMiller General Meeting

SABMiller Shareholders	the holders of SABMiller Shares from time to time

SABMiller Shares	the ordinary shares of USD 0.10 each in the capital of SABMiller

South Africa	the Republic of South Africa

South African Register	the branch register of members of SABMiller within the meaning of section 129 of the UK Companies Act 2006 and article 116 of SABMiller’s Articles of Association kept and maintained on behalf of SABMiller by the SABMiller South African Registrar, in South Africa

STRATE	Strate Proprietary Limited, a private company incorporated in accordance with the laws of South Africa under registration number 1998/022242/07, being a registered central security depositary in terms of the South African Financial Markets Act, 19 of 2012 (as amended), and which manages the electronic clearing and settlement system for transactions that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

STRATE System	the system for electronic clearing and settlement and holding of uncertificated securities operated by STRATE for dealings that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

Successor	(i) in respect of any legal entity, any entity (x) to which such person transfers all of its assets and (y) which is (and continues to be) directly or indirectly controlled solely or jointly (within the meaning of articles 5, 8

B-3-6

and 9 of the Belgian Companies Code) by the same entities (or their Successors) or individuals (or any heirs of such individuals) that exercised directly or indirectly sole or joint control over, such shareholder immediately prior to such transfer; or (ii) in respect of any individual, any heir of that individual following his or her death or any individual to whom the assets of such individual are required to be transferred by virtue of applicable law

Terminal Growth Rate	the constant rate at which the free cash flows of a company are expected to grow in perpetuity beyond the final year of the projection period
Transaction	the proposed business combination between SABMiller and AB InBev, to be effected by the Proposed Structure.

Treasury Stock Method	the method assumes that the proceeds that a company receives from an in-the-money option exercise are used to repurchase common shares in the market

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UK Court	the High Court of Justice in England and Wales

UK Panel	UK Panel on Takeovers and Mergers

UK Scheme	the proposed scheme of arrangement under Part 26 of the UK Companies Act 2006 between SABMiller and UK Scheme Shareholders to implement the acquisition of SABMiller by Newbelco with or subject to any modification, addition or condition approved or imposed by the UK Court (and agreed to by AB InBev and SABMiller)

UK Scheme Court Meeting	the meeting (or meetings) of holders of UK Scheme Shares (or any class or classes thereof) convened pursuant to section 896 of the UK Companies Act 2006 to consider and, if thought fit, approve the UK Scheme, including any adjournment thereof

UK Scheme Court Sanction Hearing	the hearing of the UK Court to sanction the UK Scheme pursuant to section 899 of the UK Companies Act 2006 including any adjournment thereof

UK Scheme Document	the document to be dispatched to SABMiller Shareholders, including the particulars required by section 897 of the UK Companies Act 2006 and incorporating the notice of the SABMiller General Meeting

UK Scheme Effective Time	the time and date at which the UK Scheme becomes Effective in accordance with its terms

UK Scheme Record Time	the time and date specified as such in the UK Scheme

UK Scheme Shareholders	holders of UK Scheme Shares as at the UK Scheme Record Time

UK Scheme Shares

(a) the SABMiller Shares in issue at the date of the UK Scheme Document;

(b) any SABMiller Shares issued after the date of the UK Scheme Document and prior to the Voting Record Time; and

(c) any SABMiller Shares issued at or after the Voting Record Time and at or prior to the UK Scheme Record Time on terms that the holder thereof shall be bound by the UK Scheme, or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by the UK Scheme, in each case remaining in issue at the UK Scheme Record Time, but excluding any SABMiller Shares held by SABMiller in treasury

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U.S., USA or United States	the United States of America

Voting Record Time	6.30 p.m. London time on the day which is two days prior to the date of the UK Scheme Court Meeting or, if the UK Scheme Court Meeting is adjourned, 6.30 p.m. on the day which is two days before the date of such adjourned meeting

WACC	represents the Weighted Average Cost of Capital which is the average rate of return a company expects to compensate all its different investors. The weights are the fraction of each financing source in the company’s target capital structure

Zenzele Scheme	SABMiller’s Zenzele Broad-Based Black Economic Empowerment scheme

B-3-8

ANNEX C

Annex C contains excerpts from the Rule 2.7 Announcement issued 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers. In the Rule 2.7 Announcement, Newbelco is referred to by its indicative name, “Newco” and the Rule 2.7 Announcement is referred to as the “Announcement”. The Rule 2.7 Announcement is filed as Exhibit 2.2 to the registration statement of which this prospectus forms a part (other than portions of that exhibit which are not specifically incorporated by reference into AB InBev’s current registration statements). The excerpts from the Rule 2.7 Announcement included below are provided for your convenience and are qualified in their entirety by reference to the full text of the Rule 2.7 Announcement as reproduced in Exhibit 2.2 to the registration statement of which this prospectus forms a part. We urge you to read Exhibit 2.2 in its entirety.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEWCO SHARES EXCEPT ON THE BASIS OF THE INFORMATION IN THE TRANSACTION DOCUMENTS WHICH ARE PROPOSED TO BE PUBLISHED IN DUE COURSE

FOR IMMEDIATE RELEASE

11 NOVEMBER 2015

RECOMMENDED ACQUISITION

OF

SABMILLER PLC

BY

ANHEUSER-BUSCH INBEV SA/NV

Appendix 5

QUANTIFIED FINANCIAL BENEFITS STATEMENTS

Part A

A copy of the AB InBev Quantified Financial Benefits Statement is set out below:

“The AB InBev Directors believe that the Combined Group will generate attractive synergies and create additional shareholder value.

The AB InBev Directors expect pre-tax cost synergies to be phased in over four years following Completion and to reach a recurring run rate of at least US$1.4 billion per annum by the end of the fourth year following Completion.

These synergies are expected to arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

Such synergies will be incremental to the aggregate annual run rate cost saving initiatives of at least US$1,050 million by 31 March 2020, as disclosed in SABMiller’s announcement on 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”).

The constituent elements of quantified synergies, which are expected to originate from the cost bases of both AB InBev and SABMiller and are in addition to savings initiatives already underway at SABMiller, comprise:

•	Procurement and engineering savings: approximately 20% of the identified synergies are expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and reengineering of associated processes across the Combined Group’s cost base;

•	Brewery and distribution efficiency gains: approximately 25% of the identified synergies are expected to be generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

•	Best practice sharing: approximately 20% of the identified synergies are expected to be generated from sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

•	Corporate headquarters and overlapping regional headquarters: approximately 35% of the identified synergies are expected to be generated from the realignment of overlapping administrative costs across the Combined Group.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of each of SABMiller and AB InBev, excluding, for the avoidance of doubt, any joint ventures and associates. Where the planned SABMiller Quantified Financial Benefits Statement savings are assumed to overlap with the pre-tax cost synergies stated above, the value of the SABMiller initiatives has been excluded from the expected synergy benefits to remove any such overlap.

The AB InBev Directors also believe that additional revenue and cash flow synergies may be realised that cannot be quantified for reporting under the City Code at this time. The AB InBev Directors believe that significant further value can be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both companies.

It is expected that the realisation of the quantified synergies will require estimated one-off cash costs of approximately US$0.9 billion, incurred in the first three years after Completion.

No significant net savings are expected in consumer and customer facing sales and marketing investments within the cost base of SABMiller.

Based on the analysis done to date and the facts known at the time of this Announcement, the AB InBev Directors do not expect material dis-synergies to arise as a direct result of the Transaction.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions, as outlined in paragraph 7. The AB InBev Directors are not able to quantify in this Announcement the potential impact of remedies and potential dis-synergies that may result from the outcome of regulatory reviews, as the outcome of the reviews are not yet known.”

Further information on the bases of belief supporting the AB InBev Quantified Financial Benefits Statement, including the principal assumptions and sources of information, is set out below.

Bases of Belief for the AB InBev Quantified Financial Benefits Statement

In preparing the AB InBev Quantified Financial Benefits Statement of potential synergies that are expected to be available from the Transaction, AB InBev has performed a detailed analysis based on publicly available sources of information, which has been informed by in-country market analysis, and certain limited information provided by SABMiller to AB InBev. In circumstances where data has been limited for commercial or other reasons, AB InBev has made estimates and assumptions to aid the development of individual synergy initiatives.

The assessment and quantification of the potential synergies have been informed by the AB InBev management’s industry experience as well as their experience of executing and integrating past acquisitions, including the acquisition of Anheuser-Busch and Grupo Modelo.

The cost bases for SABMiller and AB InBev used as the basis for the AB InBev Quantified Financial Benefits Statement are those contained in SABMiller’s 2015 Annual Report and Accounts and AB InBev’s 2014 Annual Report and Accounts, respectively.

In arriving at the estimate of synergies set out in this Announcement, following discussions with SABMiller, the AB InBev Directors made the following operational assumptions:

•	The achievement of AB InBev operational benchmarks, taken across the AB InBev organisation, in SABMiller’s businesses and markets, will be in line with past AB InBev experience of acquisitions;

•	SABMiller will itself bring operational practices that can be applied, where applicable, to AB InBev’s existing operations;

•	The synergy estimates have, where applicable, been adapted for local market conditions, informed by in-country market research; and

•	The quantum and nature of one-off implementation costs will be similar to those costs incurred in past experience within AB InBev (e.g. Anheuser-Busch and Grupo Modelo).

The AB InBev Directors have also assumed that Newco will own 100% of the ordinary share capital of SABMiller.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of SABMiller and AB InBev and have not taken into account any potential synergies or dis-synergies arising from SABMiller’s non-consolidated interests, including its joint ventures and associates.

The AB InBev Directors have, in addition, made the following assumptions, all of which are outside the influence of the AB InBev Directors:

•	there will be no material impact on the underlying operations of either company or their ability to continue to conduct their businesses;

•	there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which AB InBev and SABMiller operate that materially impact on the implementation or costs to achieve the proposed cost savings;

•	there will be no material change in current foreign exchange rates; and

•	there will be no change in tax legislation or tax rates or other legislation or regulation in the countries in which AB InBev and SABMiller operate that could materially impact the ability to achieve any benefits.

The AB InBev Directors believe that the expected synergy benefits will arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

The AB InBev Directors are not able to quantify in this Announcement the potential impact of remedies and potential financial dis-synergies that may result from the outcome of regulatory reviews as the outcome of the reviews are not yet known.

Notes

1.	The statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

2.	Due to the scale of the Combined Group, there may be additional changes to the Combined Group’s operations. As a result, and given the fact that the changes relate to the future, the resulting synergies may be materially greater or less than those estimated.

3.	No statement should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the first full year following implementation of the Transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of AB InBev and/or SABMiller for the relevant preceding financial period or any other period.

Part II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Newbelco is incorporated under the laws of Belgium. Under Belgian law, the directors of a company may be liable for damages to the company in case of improper performance of their duties. The directors of Newbelco may be liable to it and to third parties for infringement of its articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable.

Subject to the provisions of and so far as may be admitted under the laws of Belgium, Newbelco will undertake to indemnify its directors, officers and employees against any and all expenses (including, without limitation, attorneys’ fees and any expenses of establishing a right to indemnification by Newbelco), judgments, fines, penalties, settlements and other amounts actually and reasonably incurred by any such director, officer and employee in connection with the defense or settlement of any proceeding brought (i) by a third party or (ii) by Newbelco or by shareholders or other third parties in the right of Newbelco. Such indemnification applies if, with respect to the acts or omissions of such director, officer and employee, he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of Newbelco and, in the case of a criminal action or proceeding, he or she had no reason to believe that his or her conduct was unlawful. For these purposes, “proceeding” refers to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative to which a director, officer or employee is a party or is threatened to be made a party by reason of the fact that he or she was a director or an agent of Newbelco or of one of its subsidiaries or by reason of anything done or not done by him or her in such capacity.

No determination in any proceeding by judgment, order, settlement or conviction or otherwise shall, of itself, create a presumption that such director, officer or employee did not act in good faith and in a manner which he or she reasonably believed to be in the best interests of Newbelco and, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

In addition, Newbelco will obtain a liability insurance policy that covers all past, present and future directors and officers of Newbelco and its subsidiaries, which are those entities in which it holds more than 50% of the voting rights, or of which it can individually, or under a written shareholders’ agreement, appoint the majority of the board of directors. The insurance covers defense costs and financial damages such directors or officers are legally obliged to pay as a result of any claim against them. A “claim” for these purposes includes all requests against the directors and officers, including (i) a civil proceeding; (ii) a criminal proceeding; (iii) a formal administrative or regulatory proceeding; and (iv) a written request by a third party.

Item 21. Exhibits and Financial Statement Schedules

(a)	The exhibits listed below are filed as part of, or are incorporated by reference in, this prospectus.

Exhibit Number	Exhibit Description

2.1	Co-operation Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and SABMiller plc (incorporated by reference to Exhibit 99.3 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

2.2	Deed of Amendment, dated as of 1 July 2016, to the Co-operation Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and SABMiller plc (incorporated by reference to Exhibit 99.2 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 29 July 2016).

2.3	Rule 2.7 Announcement, dated as of 11 November 2015 (incorporated by reference to Exhibit 99.1 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015, other than portions of that exhibit which are not specifically incorporated by reference into AB InBev’s current Registration Statements).

Exhibit Number	Exhibit Description

2.4	Rule 2.7 Announcement, dated as of 26 July 2016 (incorporated by reference to Exhibit 99.1 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 26 July 2016).

3.1	Form of articles of association of Newbelco.

4.1	Form of Deposit Agreement among Anheuser-Busch InBev SA/NV, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit a. Post-Effective Amendment No. 1 to Form F-6 filed by Anheuser-Busch InBev SA/NV on 14 September 2009).

5.1	Form of opinion of Freshfields Bruckhaus Deringer LLP regarding the validity of the Registrant’s ordinary shares.

8.1	Form of opinion of Sullivan & Cromwell LLP regarding U.S. tax matters.

8.2	Form of opinion of Freshfields Bruckhaus Deringer LLP regarding Belgian tax matters.

9.1	Amended and Restated Shareholders Agreement, dated 11 April 2015 among BRC S.à R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à R.L., Rayvax Société d’Investissements S.A. and the Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Amendment No. 16 to Schedule 13D filed by Anheuser-Busch InBev SA/NV on 19 April 2016).

9.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by Anheuser-Busch InBev SA/NV on 9 March 2016).

10.1	Senior Facilities Agreement for Anheuser-Busch InBev SA/NV, dated as of 28 October 2015 (incorporated by reference to Exhibit 99.4 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.2	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.3	Purchase Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.7 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).*

10.4	Amendment No. 1 to Purchase Agreement, dated as of 25 March 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company.

10.5	Irrevocable Undertaking from Altria Group, Inc., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.8 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.6	Deed of Amendment, dated as of 25 July 2016, to the Irrevocable Undertaking from Altria Group, Inc., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.3 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 29 July 2016).

10.7	Irrevocable Undertaking from BEVCO Ltd., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.9 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.8	Deed of Amendment, dated as of 26 July 2016, to the Irrevocable Undertaking from BEVCO Ltd., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.4 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 29 July 2016).

Exhibit Number	Exhibit Description

10.9	Supplemental Irrevocable Undertaking No. 1 from BEVCO Ltd., dated as of 5 August, to the Irrevocable Undertaking from BEVCO Ltd., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.2 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 8 August 2016).

10.10	Irrevocable Undertaking from Deutsche Bank AG, London Branch, dated as of 5 August 2016 (incorporated by reference to Exhibit 99.3 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 8 August 2016).

10.11	Irrevocable Undertaking from Stichting Anheuser-Busch InBev, dated as of 11 November 2015 (incorporated by reference to Exhibit 99.10 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.12	Irrevocable Undertaking from BRC S.à R.L., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.11 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.13	Irrevocable Undertaking from EPS Participations S.à R.L., dated as of 11 November 2015 (incorporated by reference to Exhibit 99.12 to Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

10.14	Proposed Final Judgment of the United States District Court for the District of Columbia, dated as of 20 July 2016, relating to the Transaction.

21.1	List of significant subsidiaries of Anheuser-Busch InBev SA/NV (included in note 34 to Anheuser-Busch InBev SA/NV’s audited consolidated financial statements as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 incorporated by reference into this Form F-4).

21.2	List of significant subsidiaries of SABMiller plc (included in note 33 to SABMiller plc’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016).

23.1	Consent of PricewaterhouseCoopers Bedrijfsrevisoren BCVBA, independent registered public accounting firm for Anheuser-Busch InBev SA/NV.+

23.2	Consent of PricewaterhouseCoopers LLP, independent accountants for SABMiller plc.+

23.3	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1 above).

23.4	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1 above).

23.5	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 8.2 above).

24.1	Powers of Attorney of certain officers and directors of Newbelco SA/NV.+

99.1	Consents of persons named as nominees to the Board of Directors of Newbelco SA/NV.+

+	To be filed by amendment
*	This filing excludes certain schedules and exhibits, which the Registrant agrees to furnish supplementally to the SEC upon request by the SEC.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the “Securities Act”), each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the

Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in             , Belgium, on                     , 2016.

NEWBELCO SA/NV

By:
Name:
Title:	Director

By:
Name:
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on                     , 2016.

Signature	Title

Director (Principal Executive Officer)
Christophe Tans

Irene Florescu	Director (Principal Financial Officer and Principal Accounting Officer)

Wouter Vanmechelen	Director

*By:
Name:
Title:	Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the registrant in the United States has signed this registration statement in the City of Newark, State of Delaware, on                     , 2016.

PUGLISI & ASSOCIATES (Authorized Representative)

By:
Name:
Title: